As filed with the Securities and Exchange Commission on October 12, 2023
Registration No. 333-274810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
AMENDMENT NO. 1
to
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Burke & Herbert Financial Services Corp.
(Exact name of Registrant as specified in its charter)

Virginia	6022	92-0289417
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
100 S. Fairfax Street
Alexandria, VA 22314
(703) 666-3555
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David P. Boyle
President & Chief Executive Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
(703) 666-3555
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory F. Parisi, Esq. Troutman Pepper Hamilton Sanders LLP 401 9th Street, NW Ste 1000 Washington, DC 20004 (202) 274-2950	H. Charles Maddy, III President and Chief Executive Officer Summit Financial Group, Inc. 300 North Main Street Moorefield, WV 26836 (304) 530-1000	Sandra M. Murphy, Esq. Bowles Rice LLP 600 Quarrier Street Charleston, WV 25301 (304) 347-1100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)           ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)       ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 12, 2023

To the Shareholders of Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc.
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and Summit Financial Group, Inc. (“Summit”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of Burke & Herbert and Summit. We are requesting that you take certain actions as a holder of Burke & Herbert common stock (a “Burke & Herbert shareholder”) or as a holder of Summit common stock (a “Summit shareholder”).
On August 24, 2023, Burke & Herbert and Summit entered into an Agreement and Plan of Reorganization and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation (the “merger”). Immediately following the merger, Summit Community Bank, Inc., a West Virginia banking corporation (“SCB”) and a wholly-owned direct subsidiary of Summit, will merge with and into Burke & Herbert Bank & Trust Company, a Virginia banking corporation (“B&H Bank”) and a wholly-owned direct subsidiary of Burke & Herbert, with B&H Bank as the continuing bank (the “bank merger,” and together with the merger, the “mergers”).
In the merger, Summit shareholders will receive 0.5043 shares of Burke & Herbert common stock for each share of Summit common stock they own (the “exchange ratio”), subject to the payment of cash in lieu of fractional shares (“merger consideration”). Based on the $49.98 closing price of Burke & Herbert’s common stock on the Nasdaq Stock Market LLC (“Nasdaq”) on August 23, 2023, the last day before the public announcement of the merger, the exchange ratio represented approximately $25.20 in value for each share of Summit common stock, representing merger consideration of approximately $371.5 million on an aggregate basis. Based on the $46.54 closing price of Burke & Herbert common stock on Nasdaq on October 12, 2023 the latest practicable trading day before the printing of the accompanying joint proxy statement/prospectus, the exchange ratio represented approximately $23.47 in value for each share of Summit common stock, representing merger consideration of approximately $345.0 million on an aggregate basis.
In addition, each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one share of a newly created series of Burke & Herbert preferred stock having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less or more favorable to the holders of the Summit series 2021 preferred stock.
Burke & Herbert shareholders will continue to own their existing shares of Burke & Herbert common stock. The value of the Burke & Herbert common stock at the time of completion of the merger could be greater than, less than or the same as the value of Burke & Herbert common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Burke & Herbert common stock (Nasdaq trading symbol “BHRB”) and Summit common stock (Nasdaq trading symbol “SMMF”).
The merger is intended to qualify as a reorganization for federal income tax purposes. Accordingly, Summit shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Summit common stock for Burke & Herbert common stock in the merger, except with respect to any cash received by such holders in lieu of fractional shares of Burke & Herbert common stock.
Based on the exchange ratio and the number of shares of Summit common stock outstanding as of October 12, 2023, Burke & Herbert expects to issue approximately 7,400,527 shares of Burke & Herbert common stock to Summit shareholders in the aggregate in the merger. We estimate that former Summit shareholders will own approximately 50% and existing Burke & Herbert shareholders will own approximately 50% of the common stock of Burke & Herbert following the completion of the merger.
Burke & Herbert and Summit will each hold a special meeting of its respective common stock shareholders in connection with the merger. At their respective special meetings, in addition to other business, Burke & Herbert and Summit will ask their respective shareholders to approve the merger agreement. Information about these meetings and the mergers is contained in this document. We urge you to read this document carefully and in its entirety. Holders of Summit series 2021 preferred stock are not entitled to, and are not requested to, vote at the Summit special meeting.
The special meeting of Summit shareholders will be held on December 6, 2023 at 1:00 p.m., Eastern Time at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836. The special meeting of Burke & Herbert shareholders will be held virtually via the internet on December 6, 2023 at 8:00 a.m., Eastern Time.
Each of the Burke & Herbert and Summit boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.
This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the mergers. It also contains or references information about Burke & Herbert and Summit and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 32 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Summit from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.
On behalf of the Burke & Herbert and Summit boards of directors, thank you for your prompt attention to this important matter.
Sincerely,

David P. Boyle President and Chief Executive Officer Burke & Herbert Financial Services Corp.	H. Charles Maddy, III President and Chief Executive Officer Summit Financial Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Burke & Herbert or Summit, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [          ], 2023, and is first being mailed or otherwise delivered to holders of Burke & Herbert common stock and holders of Summit common stock on or about [           ], 2023.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates important business and financial information about Summit from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at www.sec.gov. You will also be able to obtain these documents free of charge from Burke & Herbert by accessing Burke & Herbert’s website at www.burkeandherbertbank.com under the “Investor Relations” link or at Summit’s website at www.summitfgi.com under the “News / News and Filings” link. You may also request these documents in writing, by email or by telephone, at the appropriate address below:

if you are a Burke & Herbert shareholder: Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703) 666-3555	if you are a Summit shareholder: Summit Financial Group, Inc. 300 North Main Street Moorefield, WV 26836 Attention: Teresa D. Ely (304) 530-0526
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of Burke & Herbert common stock requesting documents must do so by November 29, 2023, in order to receive them before the Burke & Herbert special meeting; holders of Summit common stock requesting documents must do so by November 29, 2023, in order to receive them before the Summit special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [          ], 2023, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Burke & Herbert common stock or holders of Summit common stock, nor the issuance by Burke & Herbert of shares of Burke & Herbert common stock pursuant to the merger agreement will create any implication to the contrary.
The information on Burke & Herbert’s and Summit’s websites is not part of this document. References to Burke & Herbert’s and Summit’s websites in this document are intended to serve as textual references only.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Burke & Herbert has been provided by Burke & Herbert and information contained in, or incorporated by reference into, this document regarding Summit has been provided by Summit.
See “Where You Can Find More Information” beginning on page 176 of the accompanying joint proxy statement/prospectus for further information.

Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
NOTICE OF SPECIAL MEETING OF BURKE & HERBERT SHAREHOLDERS
To Burke & Herbert Financial Services Corp. shareholders:
On August 24, 2023, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and Summit Financial Group, Inc. (“Summit”) entered into an Agreement and Plan of Reorganization and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Burke & Herbert common stock (the “Burke & Herbert special meeting”) will be held on December 6, 2023 at 8:00 a.m., Eastern Time. We are pleased to notify you of, and invite you to, the Burke & Herbert special meeting, which will be held virtually via the internet.
At the Burke & Herbert special meeting you will be asked to vote on the following matters:
1.A proposal to approve the Agreement and Plan of Reorganization and accompanying Plan of Merger, dated as of August 24, 2023, by and between Burke & Herbert and Summit, and the other transactions contemplated by the merger agreement, pursuant to which Summit will merge with and into Burke & Herbert, as more fully described in the accompanying joint proxy statement/prospectus (the “Burke & Herbert merger proposal”); and
2.A proposal to adjourn the Burke & Herbert special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Burke & Herbert common stock (the “Burke & Herbert adjournment proposal”).
The Burke & Herbert special meeting will be held in a virtual-only format conducted via live webcast. As more fully described in the “Questions & Answers” and “The Burke & Herbert Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the Burke & Herbert special meeting if, as of the close of business on October 12, 2023, you held shares of Burke & Herbert common stock registered in your name (a “record holder”), or if you held shares through a bank, broker, trustee or other nominee (a “beneficial owner”). Record holders will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/261284453 and following the instructions. The password for the meeting, if requested, is burke2023. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. If you are a beneficial owner, have a valid proxy for the Burke & Herbert special meeting and register beforehand, you also will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information, including technical support information for the virtual Burke & Herbert special meeting.
The board of directors of Burke & Herbert has fixed the close of business on October 12, 2023 as the record date for the Burke & Herbert special meeting. Only holders of record of Burke & Herbert common stock as of the close of business on the record date for the Burke & Herbert special meeting are entitled to notice of the Burke & Herbert special meeting or any adjournment or postponement thereof. Only holders of record of Burke & Herbert common stock will be entitled to vote at the Burke & Herbert special meeting or any adjournment or postponement thereof.
Burke & Herbert has determined that holders of Burke & Herbert common stock are not entitled to appraisal rights with respect to the proposed merger under the Virginia Stock Corporation Act, as amended.
The Burke & Herbert board of directors unanimously recommends that holders of Burke & Herbert common stock vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.
Your vote is important! We cannot complete the transactions contemplated by the merger agreement unless holders of Burke & Herbert common stock approve the Burke & Herbert merger proposal. The affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting is required to approve the Burke & Herbert merger. Whether or not you plan to attend the Burke & Herbert special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

David P. Boyle President and Chief Executive Officer Burke & Herbert Financial Services Corp.

[ ], 2023

Summit Financial Group, Inc.
300 N. Main Street
Moorefield, WV 26836
NOTICE OF SPECIAL MEETING OF SUMMIT SHAREHOLDERS
To Summit Financial Group, Inc. Shareholders:
On August 24, 2023, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and Summit Financial Group, Inc. (“Summit”) entered into an Agreement and Plan of Reorganization and accompanying Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Summit common stock (the “Summit special meeting”) will be held on December 6, 2023 at 1:00 p.m., Eastern Time. We are pleased to notify you of and invite you to the Summit special meeting which will be held at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836.
At the Summit special meeting, holders of Summit common stock will be asked to vote on the following matters:
1.A proposal to approve the Agreement and Plan of Reorganization and accompanying Plan of Merger, dated as of August 24, 2023, by and between Burke & Herbert and Summit, and the other transactions contemplated by the merger agreement, pursuant to which Summit will merge with and into Burke & Herbert, as more fully described in the accompanying joint proxy statement/prospectus (the “Summit merger proposal”).
2.A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Summit in connection with the transactions contemplated by the merger agreement (the “Summit compensation proposal”).
3.A proposal to adjourn the Summit special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Summit merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Summit common stock (the “Summit adjournment proposal”).
The Summit special meeting will be held at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836. As more fully described in the “Questions & Answers” and “The Summit Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the Summit special meeting if, as of the close of business on October 12, 2023, you held shares of Summit common stock registered in your name (a “record holder”), or if you held shares through a bank, broker, trustee or other nominee (a “beneficial owner”). Record holders will be able to attend the Summit special meeting, ask questions and vote during the meeting. If you are a beneficial owner and have a valid proxy for the Summit special meeting, you also will be able to attend the Summit special meeting, ask questions and vote during the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information about Summit’s special meeting.
The board of directors of Summit has fixed the close of business on October 12, 2023 as the record date for the Summit special meeting. Only holders of record of Summit common stock as of the close of business on the record date for the Summit special meeting are entitled to notice of the Summit special meeting or any adjournment or postponement thereof. Only holders of record of Summit common stock will be entitled to vote at the Summit special meeting or any adjournment or postponement thereof. Holders of Summit series 2021 preferred stock are not entitled to, and are not requested to, vote at the Summit special meeting.
Summit has determined that holders of Summit common stock are not entitled to appraisal rights with respect to the proposed merger under the West Virginia Business Corporation Act, as amended.
The Summit board of directors has unanimously adopted and approved the merger and the merger agreement and unanimously recommends that holders of Summit common stock vote “FOR” the Summit merger proposal, “FOR” the Summit compensation proposal and “FOR” the Summit adjournment proposal.
Your vote is important! We cannot complete the transactions contemplated by the merger agreement unless holders of Summit common stock approve the Summit merger proposal. The affirmative vote of a majority of the votes entitled to be cast at the special meeting by the holders of outstanding shares of Summit common stock at the special meeting is required to approve the Summit merger proposal. Whether or not you plan to attend the Summit special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

H. Charles Maddy, III President and Chief Executive Officer Summit Financial Group, Inc.

[ ], 2023

i

ii

iii

QUESTIONS AND ANSWERS
The following are certain questions that you may have about the merger, the bank merger, the Burke & Herbert special meeting or the Summit special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the bank merger, the Burke & Herbert special meeting or the Summit special meeting. Additional important information is also contained in the annexes and the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 176.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•“B&H Bank” refers to Burke & Herbert Bank & Trust Company, a Virginia-chartered commercial bank and a wholly-owned subsidiary of Burke & Herbert;
•“Burke & Herbert articles of incorporation” refers to the articles of incorporation of Burke & Herbert Financial Services Corp., as amended;
•“Burke & Herbert” refers to Burke & Herbert Financial Services Corp., a Virginia corporation;
•“Burke & Herbert bylaws” refer to the bylaws of Burke & Herbert Financial Services Corp.;
•“Burke & Herbert common stock” refers to the common stock of Burke & Herbert, par value $0.50 per share;
•“Burke & Herbert shareholders” refer to holders of shares of Burke & Herbert common stock both prior to and following the completion of the merger;
•“Burke & Herbert special meeting” refers to the special meeting of Burke & Herbert shareholders to be held on December 6, 2023 to consider and vote on the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal;
•“new Burke & Herbert preferred stock” refers to Burke & Herbert’s 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share;
•“SCB” refers to Summit Community Bank, a West Virginia-chartered commercial bank and a wholly-owned direct subsidiary of Summit;
•“Summit” refers to Summit Financial Group, Inc., a West Virginia corporation;
•“Summit articles of incorporation” refers to the amended and restated articles of incorporation of Summit Financial Group, Inc., as amended;
•“Summit bylaws” refer to the amended and restated bylaws of Summit Financial Group, Inc.;
•“Summit common stock” refers to the common stock of Summit, par value $2.50 per share;
•“Summit series 2021 preferred stock” refers to Summit’s 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021, par value $1.00 per share;
•“Summit shareholders” refer to holders of shares of Summit common stock; and
•“Summit special meeting” refers to the special meeting of Summit shareholders to be held on December 6, 2023 to consider and vote on the Summit merger proposal, the Summit compensation proposal and the Summit adjournment proposal.

Q.Why am I receiving this joint proxy statement/prospectus?
A.You are receiving this joint proxy statement/prospectus because Burke & Herbert and Summit have entered into an Agreement and Plan of Reorganization and accompanying Plan of Merger, dated August 24, 2023 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation (the “merger”). Immediately following the merger, SCB, a West Virginia bank and a wholly-owned direct subsidiary of Summit, will merge with and into B&H Bank, a Virginia bank and a wholly-owned subsidiary of Burke & Herbert, with B&H Bank as the continuing bank (the “bank merger” and together with the merger, the “mergers”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”
In order to complete the merger, among other things:
•Burke & Herbert shareholders must approve the merger agreement (the “Burke & Herbert merger proposal”); and
•Summit shareholders must approve the merger agreement (the “Summit merger proposal”).
Burke & Herbert is holding a virtual special meeting of Burke & Herbert shareholders (the “Burke & Herbert special meeting”) to obtain approval of the Burke & Herbert merger proposal. In addition, Burke & Herbert shareholders will be asked to approve a proposal to adjourn the Burke & Herbert special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Burke & Herbert shareholders (the “Burke & Herbert adjournment proposal”).
Summit is holding a special meeting of Summit shareholders (the “Summit special meeting”) at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836 to obtain approval of the Summit merger proposal. In addition, Summit shareholders will be asked to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Summit in connection with the transactions contemplated by the merger agreement (the “Summit compensation proposal”), and to approve a proposal to adjourn the Summit special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Summit special meeting to approve the Summit merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Summit shareholders (the “Summit adjournment proposal”).
Holders of Summit series 2021 preferred stock are not entitled to, and are not requested to, vote at the Summit special meeting.
This document is also a prospectus that is being delivered to Summit shareholders because, pursuant to the merger agreement, Burke & Herbert is offering shares of Burke & Herbert common stock to Summit shareholders. Burke & Herbert is also issuing shares of new Burke & Herbert preferred stock to holders of Summit series 2021 preferred stock.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Burke & Herbert and Summit special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q.What will happen in the merger?
A.In the merger, Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. In the bank merger, which will occur immediately following the merger, SCB will merge with and into B&H Bank, with B&H Bank as the continuing bank.
Each share of Summit common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”), except for shares of Summit common stock owned by Summit as treasury stock or owned by Summit or Burke & Herbert (in each case, other than shares of Summit common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Summit or Burke & Herbert in respect of debts previously contracted), will be converted into the right to receive 0.5043 shares (the “exchange ratio”) of Burke & Herbert common stock (the “merger consideration”).
After completion of the merger, (i) Summit will no longer be a public company and will cease to exist, (ii) Summit common stock will be delisted from the Nasdaq Stock Market LLC (“Nasdaq”) and will cease to be publicly traded, and (iii) Summit common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the merger, Burke & Herbert shareholders will continue to own their existing shares of Burke & Herbert common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 115 and the merger agreement for more information about the merger.
Q:When and where will each of the special meetings take place?
A:The Burke & Herbert special meeting will be held virtually via the internet on December 6, 2023 at 8:00 a.m., Eastern Time.
The Summit special meeting will be held at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836 on December 6, 2023 at 1:00 p.m., Eastern Time.
Even if you plan to attend your respective company’s special meeting, whether virtually for Burke & Herbert or in person for Summit, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.
Q:What matters will be considered at each of the special meetings?
A:At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to consider and vote on the following proposals:
•Burke & Herbert Proposal 1: The Burke & Herbert merger proposal; and
•Burke & Herbert Proposal 2: The Burke & Herbert adjournment proposal.
At the Summit special meeting, Summit shareholders will be asked to consider and vote on the following proposals:
•Summit Proposal 1: The Summit merger proposal;
•Summit Proposal 2: The Summit compensation proposal; and
•Summit Proposal 3: The Summit adjournment proposal.
In order to complete the merger, among other things, Burke & Herbert shareholders must approve the Burke & Herbert merger proposal and Summit shareholders must approve the Summit merger proposal. None of the approvals of the Burke & Herbert adjournment proposal, the Summit compensation proposal or the Summit adjournment proposal is a condition to the obligations of Burke & Herbert or Summit to complete the merger.

Q:What will Summit shareholders receive in the merger?
A:In the merger, Summit shareholders will receive 0.5043 shares of Burke & Herbert common stock for each share of Summit common stock held immediately prior to the completion of the merger. Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock in the merger. Summit shareholders who would otherwise be entitled to a fractional share of Burke & Herbert common stock in the merger will instead receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying the average closing-sale prices per share of Burke & Herbert common stock on Nasdaq for the consecutive period of 10 full trading days ending on the trading day immediately preceding the closing date (the “Burke & Herbert closing share value”) by the fraction of a share of Burke & Herbert common stock that such shareholder would otherwise be entitled to receive.
Q:What will happen to Summit’s series 2021 preferred stock in the merger?
A:Each share of the Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of Burke & Herbert having rights, preferences, privileges and voting powers and limitations and restrictions that are not materially less or more favorable to the holders of the Summit series 2021 preferred stock (taking into account that Summit will not be the surviving entity in the merger and any adjustment to the right of optional redemption by Burke & Herbert that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) for such preferred stock) (all shares of such newly created series, collectively, the “new Burke & Herbert preferred stock”) and, upon such conversion, the Summit series 2021 preferred stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the effective time and no consideration shall be issued in exchange therefor.
Q:What will Burke & Herbert shareholders receive in the merger?
A:In the merger, Burke & Herbert shareholders will not receive any consideration, and their shares of Burke & Herbert common stock will remain outstanding and will constitute shares of Burke & Herbert following the merger. Following the merger, shares of Burke & Herbert common stock will continue to be traded on Nasdaq.
Q:Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:Yes. Although the number of shares of Burke & Herbert common stock that Summit shareholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Burke & Herbert common stock. Any fluctuation in the market price of Burke & Herbert common stock will change the value of the shares of Burke & Herbert common stock that Summit shareholders will receive. Neither Burke & Herbert nor Summit is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or Summit common stock.
Q:How will the merger affect Summit equity awards?
A:The merger agreement provides that, at the effective time, each Summit stock appreciation agreement under an equity or equity-based compensation plan of Summit in effect prior to the effective time that may be settled in Summit common stock, whether vested or unvested or exercised but unsettled (each, a “Summit SAR”), shall, by virtue of the merger and without any action on the part of the Summit SAR holder, convert into a stock appreciation right of Burke & Herbert, as the continuing corporation (each, a “Replacement SAR”) on the same terms and conditions as were applicable to the Summit SAR. The number of Burke & Herbert shares that underly each Replacement SAR will equal the product of (i) the number of shares of Summit common stock underlying the Summit SAR, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of continuing corporation common stock for each Replacement SAR shall equal (y) the base price of Summit common stock subject to such Summit SAR divided by (z) the exchange ratio, rounded up to the nearest whole cent. Each Summit SAR is intended to be converted into a Replacement SAR in a manner that maintains that stock appreciation right’s exemption from Section 409A of the of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable.
The merger agreement also provides that, at the effective time, each restricted stock unit award granted in respect of Summit common stock under Summit’s equity or equity-based compensation plans which is outstanding and unsettled as of the date of the merger agreement (each, a “Summit RSU”), will automatically and without any required action on the part of the holder thereof, will convert into a restricted stock unit award in respect of shares of the continuing corporation’s common stock on the same terms and conditions as were applicable under the Summit RSU (each such converted restricted stock unit award, a “Replacement RSU”), provided that, the number of shares of continuing corporation common stock underlying such Replacement RSU shall equal the product of (i) the number of shares of Summit common stock underlying such Summit RSU, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares.
Q:How will the merger affect Summit’s 401(k) plans?
A:The merger agreement provides that, with respect to the Summit Financial Group, Inc. Defined Contribution Plan (the “Summit 401(k) plan”), Burke & Herbert shall either maintain the Summit 401(k) plan at and after the effective time (and at, Burke & Herbert’s election, merge the Summit 401(k) plan into the Burke & Herbert Bank & Trust Company 401(k) plan (the “B&H Bank 401(k) plan”) following the effective time) or, if requested by Burke & Herbert at least 30 days prior to the effective time, Summit shall take action to terminate the Summit 401(k) plan effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. Prior to the effective time, Summit will provide Burke & Herbert with resolutions adopted by Summit’s board of directors terminating the Summit 401(k) plan, the form and substance of which will be subject to the prior written approval of Burke & Herbert, which will not be unreasonably withheld. As soon as practicable following the effective time, any continuing employees of Summit will be eligible to participate in the B&H Bank 401(k) plan if they were eligible to participate in the Summit 401(k) plan immediately before its termination or otherwise satisfy eligibility and entry requirements for the B&H Bank 401(k) plan. Burke & Herbert will permit the continuing employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the Summit 401(k) plan, as applicable, into the B&H Bank 401(k) plan.
Q:What if I own Summit series 2021 preferred stock?
A:If you are a holder of Summit series 2021 preferred stock, no action is required of you. You are not entitled to, and are not requested to, vote on the Summit merger proposal, the Summit compensation proposal or the Summit adjournment proposal, nor are you able to exercise appraisal or dissenters’ rights. In the merger, each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time will automatically be converted at the effective time into the right to receive one share of new Burke & Herbert preferred stock. For more information, see the section entitled “The Merger—Treatment of Summit Preferred Shares” beginning on page 116.
Q:How does the Burke & Herbert board of directors recommend that I vote at the Burke & Herbert special meeting?
A:The Burke & Herbert board of directors unanimously recommends that you vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.
In considering the recommendations of the Burke & Herbert board of directors, Burke & Herbert shareholders should be aware that Burke & Herbert directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Burke & Herbert shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 97.

Q:How does the Summit board of directors recommend that I vote at the Summit special meeting?
A:The Summit board of directors unanimously recommends that you vote “FOR” the Summit merger proposal, “FOR” the Summit compensation proposal and “FOR” the Summit adjournment proposal.
In considering the recommendations of the Summit board of directors, Summit shareholders should be aware that Summit directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Summit shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain Summit Directors and Executive Officers in the Merger” beginning on page 98
Q:Who is entitled to vote at the Burke & Herbert special meeting?
A:The record date for the Burke & Herbert special meeting is October 12, 2023. All Burke & Herbert shareholders who held shares at the close of business on the record date for the Burke & Herbert special meeting are entitled to receive notice of, and to vote at, the Burke & Herbert special meeting.
Each Burke & Herbert shareholder is entitled to cast one vote on each matter properly brought before the Burke & Herbert special meeting for each share of Burke & Herbert common stock that such holder owned of record as of the record date. As of October 12, 2023, there were 7,428,710 outstanding shares of Burke & Herbert common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The Burke & Herbert Special Meeting—Proxies” beginning on page 43 for instructions on how to vote your shares of Burke & Herbert common stock without attending the Burke & Herbert special meeting.
Q:Who is entitled to vote at the Summit special meeting?
A:The record date for the Summit special meeting is October 12, 2023. All Summit shareholders who held shares at the close of business on the record date for the Summit special meeting are entitled to receive notice of, and to vote at, the Summit special meeting.
Each Summit shareholder is entitled to cast one vote on each matter properly brought before the Summit special meeting for each share of Summit common stock that such holder owned of record as of the record date. As of October 12, 2023, there were 14,674,852 outstanding shares of Summit common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The Summit Special Meeting—Proxies” beginning on page 49 for instructions on how to vote your shares of Summit common stock without attending the Summit special meeting.
Q:What constitutes a quorum for the Burke & Herbert special meeting?
A:The presence at the Burke & Herbert special meeting, virtually or by proxy, of the holders of a majority of the total number of outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting will constitute a quorum for the transaction of business at the Burke & Herbert special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
Q:What constitutes a quorum for the Summit special meeting?
A:The presence at the Summit special meeting, in person or by proxy, of holders of a majority of the total number of outstanding shares of Summit common stock entitled to vote at the Summit special meeting will constitute a quorum for the transaction of business at the Summit special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:What vote is required for the approval of each proposal at the Burke & Herbert special meeting?
A:Burke & Herbert Proposal 1: Burke & Herbert merger proposal. Approval of the Burke & Herbert merger proposal requires the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal.
Burke & Herbert Proposal 2: Burke & Herbert adjournment proposal. If a quorum is present at the Burke & Herbert special meeting, (i) approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Burke & Herbert shareholders at the Burke & Herbert special meeting and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Burke & Herbert adjournment proposal. In the absence of a quorum at the Burke & Herbert special meeting, (i) approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the Burke & Herbert adjournment proposal.
Q:What vote is required for the approval of each proposal at the Summit special meeting?
A:Summit Proposal 1: Summit merger proposal. Approval of the Summit merger proposal requires the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Summit common stock at the Summit special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Summit merger proposal.
Summit Proposal 2: Summit compensation proposal. Approval, on an advisory (non-binding) basis, of the Summit compensation proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Summit common stock at the Summit special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Summit compensation proposal.
Summit Proposal 3: Summit adjournment proposal. If a quorum is present at the Summit special meeting, (i) approval of the Summit adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Summit shareholders, and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Summit adjournment proposal. In the absence of a quorum at the Summit special meeting, (i) approval of the Summit adjournment proposal requires the affirmative vote of a majority of the shares of Summit common stock present at the Summit special meeting and entitled to vote on the Summit adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal, and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the Summit adjournment proposal.
Q:Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Summit named executive officers (i.e., the Summit compensation proposal)?
A:Under Securities and Exchange Commission (“SEC”) rules, Summit is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Summit’s named executive officers that is based on or otherwise relates to the merger or “golden parachute” compensation.
Q:What happens if Summit shareholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for Summit named executive officers (i.e., the Summit compensation proposal)?
A:The vote on the proposal to approve the merger-related compensation arrangements for each of Summit’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Summit special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Summit or Burke & Herbert before or following the merger. Accordingly, the merger-related compensation will be paid to Summit’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Summit shareholders do not approve the proposal to approve the merger-related executive compensation.
Q:Are there any Burke & Herbert shareholders already committed to voting in favor of the Burke & Herbert merger proposal?
A:Yes. Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into an affiliate agreement with Summit requiring each of them to vote all shares of Burke & Herbert common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Burke & Herbert merger proposal. As of the record date, these directors held 131,520 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 1.8% of the outstanding shares of Burke & Herbert common stock.
Q:Are there any Summit shareholders already committed to voting in favor of the Summit merger proposal?
A:Yes. Each director of Summit, solely in such director’s capacity as a shareholder of Summit, has entered into an affiliate agreement with Burke & Herbert requiring each of them to vote all shares of Summit common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Summit merger proposal. As of the record date, these directors held 614,244 shares of Summit common stock subject to such agreements, which represented approximately 4.2% of the outstanding shares of Summit common stock. Additionally, former Summit director John W. Crites, II, has entered into an affiliate agreement with Burke & Herbert requiring him to vote 132 shares of Summit common stock, which are all of the shares that he beneficially owns and has the sole right to vote or transfer, in favor of the Summit merger proposal.
Q:What if I hold shares of both Burke & Herbert and Summit?
A:If you hold shares of both Burke & Herbert common stock and Summit common stock, you will receive separate packages of proxy materials. A vote cast as a Burke & Herbert shareholder will not count as a vote cast as a Summit shareholder, and a vote cast as a Summit shareholder will not count as a vote cast as a Burke & Herbert shareholder. Therefore, please submit separate proxies for your shares of Burke & Herbert common stock and your shares of Summit common stock.
Q:How can I attend, vote and ask questions at the Burke & Herbert special meeting or the Summit special meeting?
A:Record Holders. If you hold shares directly in your name as the holder of record of Burke & Herbert or Summit common stock, you are a “record holder” and your shares may be voted at the Burke & Herbert special meeting or the Summit special meeting by you, as applicable. If you choose to vote your Burke & Herbert shares over the phone or virtually at the Burke & Herbert special meeting via the applicable special meeting website, you will need the control number, as described below.
If you choose to attend the Summit special meeting, you can submit your proxy to vote your Summit shares in advance of the special meeting, via the internet, by phone, or by mailing a proxy card or voting instruction card enclosed with this prospectus.
Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Burke & Herbert special meeting or the Summit special meeting, as applicable, only if you provide instructions on how to vote. If you do not provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other holder of record, your shares will not be voted on any proposal to which you did not provide voting instructions. If you choose to vote your

Burke & Herbert shares virtually at the Burke & Herbert special meeting via the applicable special meeting website, you will need the control number, as described below.
If you choose to attend the Summit special meeting, you must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the bank, broker, trustee, or other nominee to vote in person at the special meeting.
Burke & Herbert special meeting. If you are a record holder of Burke & Herbert common stock, you will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/261284453 and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. The password for the meeting, if requested, is burke2023.
If you are a beneficial owner of Burke & Herbert common stock, in order to participate in the Burke & Herbert special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Burke & Herbert common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti Trust Company, LLC (“Equiniti”): (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730 or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as “Legal Proxy and be received by Equiniti no later than 5:00 p.m. Eastern Time on November 20, 2023.
Burke & Herbert encourages its shareholders to visit the meeting website above in advance of the Burke & Herbert special meeting to familiarize themselves with the online access process. The virtual Burke & Herbert special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their internet connection prior to the Burke & Herbert special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual Burke & Herbert special meeting during check-in or during the meeting, please contact technical support as indicated on the Burke & Herbert special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual Burke & Herbert special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform.
Summit special meeting. If you are a record holder of Summit common stock, you will be able to attend the Summit special meeting at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836, ask questions and vote during the meeting. To vote in advance of the special meeting, your vote must be received by the deadline specified on the proxy card and voting instruction form. Shareholders of record may vote using one of the following three methods:
Online, prior to the special meeting: Registered holders must go to www.investorvote.com/SMMF and follow the instructions on the website. Votes submitted online must be received by 1:00 p.m., Eastern Time, on December 6, 2023. Beneficial holders must go to www.proxyvote.com and follow the instructions on the website.
Telephone: Please call toll-free 1-800-652-VOTE (8683) and follow the instructions on the proxy card or voting instruction form.
Mail: You may vote by signing, dating and mailing the enclosed proxy card or the voting instruction form you received.
If you are a beneficial owner of Summit common stock, you also will be able to attend the Summit special meeting, ask questions and vote during the meeting; however, in order to do so, you must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee, or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the bank, broker, trustee or other nominee. Please review this information prior to the Summit special meeting to ensure you have access.
Even if you plan to attend the Burke & Herbert special meeting or the Summit special meeting, Burke & Herbert and Summit recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the Burke & Herbert virtual special meeting can be found under the section entitled “The Burke & Herbert Special Meeting—Attending the Virtual Special Meeting” on page 43.
Q:How can I vote my shares without attending my respective special meeting?
A:Whether you hold your shares directly as the holder of record of Burke & Herbert common stock or Summit common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Burke & Herbert special meeting or the Summit special meeting, as applicable.
If you are a record holder of Burke & Herbert common stock or Summit common stock, you can vote your shares by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Burke & Herbert common stock or Summit common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The Burke & Herbert Special Meeting—Attending the Virtual Special Meeting” on page 43 and under the section entitled “The Summit Special Meeting—Attending the Special Meeting” on page 49.
Q:How do I vote shares held in the Summit Financial Group, Inc. Employee Stock Ownership Plan?
A:Pursuant to the Summit Financial Group, Inc. Employee Stock Ownership Plan, which we refer to as the “ESOP,” the trustee of the ESOP votes the shares of Summit common stock allocated to a participant in accordance with the participant’s instructions if instructions have been timely received. If you participate in the ESOP, you will receive a voting instruction card that reflects all shares of Summit common stock you may direct the trustee to vote on your behalf under the ESOP. The trustee is permitted to vote the shares of Summit common stock allocated to a participant’s account for which no instructions have been timely received in the exercise of the trustee’s fiduciary discretion.
Q:What do I need to do now?
A:After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of Burke & Herbert common stock or Summit common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Q:If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:What is a “broker non-vote”?
A:Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the Burke & Herbert special meeting and the Summit special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Burke & Herbert special meeting or the Summit special meeting. If your bank, broker, trustee or other nominee holds your shares of Burke & Herbert common stock or Summit common stock in “street name,” such entity will vote your shares of Burke & Herbert common stock or Summit common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
If you are a beneficial owner of Burke & Herbert common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Burke & Herbert common stock:
•Burke & Herbert merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Burke & Herbert merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;
•Burke & Herbert adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Burke & Herbert adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.
If you are a beneficial owner of Summit common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Summit common stock:
•Summit merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Summit merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;
•Summit compensation proposal: your bank, broker, trustee or other nominee may not vote your shares on the Summit compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and
•Summit adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Summit adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.
Q:What if I fail to vote or abstain?
A:For purposes of the Burke & Herbert special meeting, an abstention occurs when a Burke & Herbert shareholder attends the Burke & Herbert special meeting and does not vote or returns a proxy with an “abstain” instruction.
•Burke & Herbert merger proposal: An abstention will have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Burke & Herbert merger proposal;

•Burke & Herbert adjournment proposal: If a quorum is present at the Burke & Herbert special meeting, an abstention will have no effect on the outcome of the Burke & Herbert adjournment proposal. In the absence of a quorum at the Burke & Herbert special meeting, an abstention will have the same effect as a vote “AGAINST” the Burke & Herbert adjournment proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy, it will also have no effect on the outcome of the Burke & Herbert adjournment proposal.
For purposes of the Summit special meeting, an abstention occurs when a Summit shareholder attends the Summit special meeting and does not vote or returns a proxy with an “abstain” instruction.
•Summit merger proposal: An abstention will have the same effect as a vote “AGAINST” the Summit merger proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Summit merger proposal.
•Summit compensation proposal: An abstention will have no effect on the outcome of the Summit compensation proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy, it will have no effect on the outcome of the Summit compensation proposal.
•Summit adjournment proposal: If a quorum is present at the Summit special meeting, an abstention will have no effect on the outcome of the Summit merger proposal. In the absence of a quorum at the Summit special meeting, an abstention will have the effect of a vote “AGAINST” the Summit adjournment proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy, it will also have no effect on the outcome of the Summit adjournment proposal.
Q:Why is my vote important?
A:If you do not vote, it will be more difficult for Burke & Herbert or Summit to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that each of its board of directors is recommending and seeking. In order to obtain a quorum for the Burke & Herbert merger proposal, the holders of a majority of the outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting must be present, virtually or by proxy. In order to obtain a quorum for the Summit merger proposal, the holders of a majority of the outstanding shares of Summit common stock entitled to vote at the Summit special meeting must be present, in person or by proxy. Your failure to submit a proxy or vote at your respective special meeting, or your failure to instruct your bank, broker, trustee or other nominee how to vote, will prevent your shares of Burke & Herbert common stock or Summit common stock from being counted towards the quorum for the Burke & Herbert special meeting or Summit special meeting, as applicable.
The Burke & Herbert board of directors unanimously recommend that you vote “FOR” the Burke & Herbert merger proposal and the Summit board of directors unanimously recommend that you vote “FOR” the Summit merger proposal. The Burke & Herbert board of directors and the Summit board of directors also unanimously recommend that you vote “FOR” the other proposals to be considered at the Burke & Herbert special meeting and the Summit special meeting, respectively.
Q:What will happen if I return my proxy card without indicating how to vote?
A:If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Burke & Herbert common stock represented by your proxy will be voted as recommended by the Burke & Herbert board of directors with respect to such proposals, or the shares of Summit common stock represented by your proxy will be voted as recommended by the Summit board of directors with respect to such proposals, as the case may be.

Q:Can I change my vote after I have delivered my proxy or voting instruction card?
A:Yes. If you directly hold shares of Burke & Herbert common stock or Summit common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•submitting a written statement that you would like to revoke your proxy to the corporate secretary of Burke & Herbert or Summit, as applicable;
•signing and returning a proxy card with a later date;
•attending the special meeting virtually and voting at the Burke & Herbert special meeting via the special meeting website if you are a Burke & Herbert shareholder, or attending the Summit special meeting if you are a Summit shareholder; or
•voting by telephone or the internet at a later time prior to the special meeting.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•contacting your bank, broker, trustee or other nominee; or
•attending the Burke & Herbert special meeting virtually and voting your Burke & Herbert shares via the special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, and if you register beforehand. Please contact your bank, broker, trustee or other nominee for further instructions; or
•attending the Summit special meeting in person and voting your Summit shares. Please contact your bank, broker, trustee or other nominee for further instructions.
Q:Will Burke & Herbert be required to submit the Burke & Herbert merger proposal to its shareholders even if the Burke & Herbert board of directors has withdrawn, modified or qualified its recommendations?
A:Yes. Unless the merger agreement is terminated before the Burke & Herbert special meeting, Burke & Herbert is required to submit the Burke & Herbert merger proposal to its shareholders even if the Burke & Herbert board of directors has withdrawn, modified or qualified its recommendations.
Q:Will Summit be required to submit the Summit merger proposal to its shareholders even if the Summit board of directors has withdrawn, modified or qualified its recommendation?
A:Yes. Unless the merger agreement is terminated before the Summit special meeting, Summit is required to submit the Summit merger proposal to its shareholders even if the Summit board of directors has withdrawn, modified or qualified its recommendation.
Q:Are Burke & Herbert shareholders entitled to appraisal rights?
A:No. Burke & Herbert shareholders are not entitled to appraisal rights under the Virginia Stock Corporation Act, as amended (the “VSCA”). For more information, see the section entitled “The Merger—Appraisal Rights in the Merger” beginning on page 114.
Q:Are Summit shareholders entitled to appraisal rights?
A:No. Summit shareholders are not entitled to appraisal rights under the West Virginia Business Corporation Act, as amended (the “WVBCA”). For more information, see the section entitled “The Merger—Appraisal Rights in the Merger” beginning on page 114.

Q:Are there any risks that I should consider in deciding whether to vote for the approval of the Burke & Herbert merger proposal, the Summit merger proposal, or the other proposals to be considered at the Burke & Herbert special meeting and the Summit special meeting, respectively?
A:Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 32. You also should read and carefully consider the risk factors of Summit contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.
Q:What are the material U.S. federal income tax consequences of the merger to Summit shareholders?
A:The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Burke & Herbert and Summit receives a legal opinion to the effect that the merger will so qualify. Accordingly, Summit shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Summit common stock for Burke & Herbert common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Burke & Herbert common stock. You should be aware that the tax consequences of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 135.
Q:When is the merger expected to be completed?
A:Neither Burke & Herbert nor Summit can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Summit must first obtain the approval of Summit shareholders for the Summit merger proposal, and Burke & Herbert must obtain the approval of Burke & Herbert shareholders for the Burke & Herbert merger proposal. Burke & Herbert and Summit must also obtain requisite regulatory approvals and satisfy certain other closing conditions. Burke & Herbert and Summit expect the merger to be completed promptly once Burke & Herbert and Summit have obtained their respective shareholders’ approvals noted above, have obtained requisite regulatory approvals and have satisfied certain other closing conditions.
Q:What are the conditions to complete the merger?
A:The obligations of Burke & Herbert and Summit to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal, approval by Summit shareholders of the Summit merger proposal, authorization for listing on Nasdaq of the shares of Burke & Herbert common stock to be issued in the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, absence of legal restraint prohibiting the merger, and accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualification. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 131.
Q:What happens if the merger is not completed?
A:If the merger is not completed, Summit shareholders will not receive any consideration for their shares of Summit common stock in connection with the merger. Instead, Summit will remain an independent public company, Summit common stock will continue to be listed and traded on Nasdaq and Burke & Herbert will not complete the issuance of shares of Burke & Herbert common stock and new Burke & Herbert preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $14.86 million will be payable by either Burke & Herbert or Summit, as applicable. See “The

Merger Agreement—Termination Fee” beginning on page 133 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.
Q:What happens if I sell my shares after the applicable record date but before my company’s special meeting?
A:Each of the Burke & Herbert and Summit record date is earlier than the date of the Burke & Herbert special meeting and the Summit special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Burke & Herbert common stock or Summit common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the Summit common stock, you will not have the right to receive the merger consideration to be received by Summit shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Summit common stock through the completion of the merger.
Q:Should I send in my stock certificates now?
A:No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Burke & Herbert and reasonably acceptable to Summit (the “exchange agent”) will send you instructions for exchanging Summit stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares” beginning on page 117.
Q:What should I do if I receive more than one set of voting materials for the same special meeting?
A:If you are a beneficial owner and hold shares of Burke & Herbert common stock or Summit common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Burke & Herbert common stock or Summit common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.
Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote in person, by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Burke & Herbert common stock or Summit common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:Who can help answer my questions?
A:Burke & Herbert shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Burke & Herbert’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005
Summit shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Summit’s Director of Shareholder Relations, Teresa D. Ely at (304) 530-0526.
Q:Where can I find more information about Burke & Herbert and Summit?
A:You can find more information about Burke & Herbert and Summit from the various sources described under “Where You Can Find More Information” beginning on page 176.

Q:What is householding and how does it affect me?
A:The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Burke & Herbert common stock and Summit common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Burke & Herbert common stock or Summit common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Burke & Herbert and Summit special meetings. In addition, we incorporate by reference important business and financial information about Summit into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into or otherwise included with this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 176 of this joint proxy statement/prospectus.
Information about the Companies (page 54)
Burke & Herbert Financial Services Corp.
Burke & Herbert was organized as a Virginia corporation in 2022 to serve as the holding company for B&H Bank. Burke & Herbert commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became B&H Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of B&H Bank became shareholders of Burke & Herbert. As a bank holding company, Burke & Herbert is subject to regulation and supervision by the Federal Reserve. In September 2023, Burke & Herbert elected to become a financial holding company. Burke & Herbert has no material operations and owns 100% of B&H Bank. B&H Bank is a Virginia-chartered commercial bank that commenced operations in 1852. B&H Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”).
Burke & Herbert primarily serves small to medium-sized businesses, their owners and employees, professional corporations, non-profits and individuals with a broad range of banking products and financial services. Some of the products and services that it offers include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage and commercial construction and development loans, online banking, mobile banking, and wealth & trust services. As of June 30, 2023, Burke & Herbert had total consolidated assets of $3.6 billion, gross loans of $2.0 billion, total deposits of $3.0 billion, and total shareholders’ equity of $290.1 million.
B&H Bank’s primary market area includes northern Virginia, and it has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland. Burke & Herbert’s branch locations accept business and consumer deposits from a diverse customer base. Burke & Herbert’s deposit products include checking, savings, and term certificate accounts. Burke & Herbert’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
Burke & Herbert’s principal executive offices are located at 100 S. Fairfax Street, Alexandria, VA 22314, its phone number is (703) 666-3555 and its website is www.burkeandherbertbank.com.
Summit Financial Group, Inc.
Summit is a $4.6 billion financial holding company headquartered in Moorefield, West Virginia incorporated on March 5, 1987. Summit provides community banking services throughout West Virginia, the greater Washington, D.C. metropolitan area, Virginia, Kentucky, and the Eastern Shore of Maryland and Delaware. Summit provides these services through its community bank subsidiary, SCB.
Summit provides a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; trust and wealth management services; and cash management services. The deposits of SCB are insured by the FDIC. To compete with other financial service providers, Summit principally relies upon personal relationships established by its officers, directors and employees with its clients and specialized services tailored to meet its clients’ needs. Summit maintains a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. Summit also has a marketing program that primarily utilizes local radio and newspapers to advertise. Banking, like most industries, is becoming more dependent on technology as a means of marketing to customers, including the Internet, which Summit also uses. This approach, coupled with continuity of service by the same staff members, enables Summit and SCB to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. Summit believes that its emphasis on local relationship banking, together with a prudent approach to lending, are important factors in its success and growth.
As of June 30, 2023, Summit had total consolidated assets of $4.6 billion, gross loans of $3.6 billion, total deposits of $3.7 billion, and total shareholders’ equity of $413.2 million.
Summit’s primary lending focus is providing commercial loans to local businesses with annual sales generally up to $150 million and providing owner-occupied real estate loans to individuals. Summit typically does not seek credit relationships of more than $35 million but will consider larger lending relationships exhibiting above-average credit quality. Under its commercial banking strategy, Summit focuses on offering a broad line of financial products and services to small and medium-sized businesses through full-service banking offices. SCB has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.
Summit is subject to regulation by the Federal Reserve, the West Virginia Division of Financial Institutions (“WVDFI”), the SEC and other federal and state regulators. As a financial holding company, it is subject to the restrictions of the Bank Holding Company Act of 1956, as amended (“BHCA”), is registered pursuant to its provisions and are subject to examination by the Federal Reserve. As a financial holding company doing business in West Virginia, it is also subject to regulation by and must submit annual reports to the WVDFI.
Summit’s principal executive offices are located at 300 N. Main Street, Moorefield, WV 26836, its phone number is (304) 530-1000 and its website is www.summitfgi.com.
The Merger and the Merger Agreement (pages 56 and 115)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully, and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. The merger agreement further provides that immediately following the merger, SCB will merge with and into B&H Bank with B&H Bank as the continuing bank. Following the merger, Summit common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
This summary and the copy of the merger agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates.
Merger Consideration (page 116)
Each share of Summit common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Burke & Herbert or Summit, will be converted into the right to receive 0.5043 shares of Burke & Herbert common stock. Summit shareholders who would otherwise be entitled to a fraction of a share of Burke & Herbert common stock in the merger will instead receive, for the fraction of a share, an amount in cash (without interest and rounded to the nearest cent) based on the average Burke & Herbert closing share value for the 10 full trading days ending on the trading day immediately preceding (but not including) the effective time.
Burke & Herbert common stock is listed on Nasdaq under the symbol “BHRB,” and Summit common stock is listed on Nasdaq under the symbol “SMMF.” The following table shows the closing sale prices of Burke & Herbert common stock and Summit common stock as reported on Nasdaq on August 23, 2023, the last day before the public announcement of the merger agreement, and on October 12, 2023, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Summit common stock, which was calculated by multiplying the closing price of Burke & Herbert common stock on those dates by the exchange ratio of 0.5043.

	Burke & Herbert Common Stock	Summit Common Stock	Implied Value of One Share of Summit Common Stock
August 23, 2023	$49.98	$25.20	$25.205
October 12, 2023	$46.54	$22.77	$23.470
For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 56 and “The Merger Agreement—Merger Consideration” beginning on page 116.
Treatment of Summit series 2021 preferred stock (page 116)
Each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time shall automatically be converted into the right to receive a share of new Burke & Herbert preferred stock having rights, preferences, privileges and voting powers and limitations and restrictions that are not materially less or more favorable to the holders of the Summit series 2021 preferred stock (taking into account that Summit will not be the surviving entity in the merger and any adjustment to the right of optional redemption by Burke & Herbert that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve for such preferred stock) and, upon such conversion, the Summit series 2021 preferred stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the effective time and no consideration shall be issued in exchange therefor.
For more information see “The Merger Agreement—Treatment of Summit Preferred Shares” beginning on page 116.
Treatment of Summit Equity Awards (page 116)
The merger agreement provides that, at the effective time, each Summit SAR, shall, by virtue of the merger and without any action on the part of the Summit SAR holder, convert into a Replacement SAR on the same terms and conditions as were applicable to the Summit SAR. The number of Burke & Herbert shares that underly each Replacement SAR will equal the product of (i) the number of shares of Summit common stock underlying the Summit SAR, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of continuing corporation common stock for each Replacement SAR shall equal (y) the base price of Summit common stock subject to such Summit SAR divided by (z) the exchange ratio, rounded up to the nearest whole cent. Each Summit SAR is intended to be converted into a Replacement SAR in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code, to the extent applicable.
The merger agreement also provides that, at the effective time, each Summit RSU, will automatically and without any required action on the part of the holder thereof, convert into a Replacement RSU, provided that, the number of shares of continuing corporation common stock underlying such Replacement RSU shall equal the product of (i) the number of shares of Summit common stock underlying such Summit RSU, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares.
For more information see “The Merger Agreement—Treatment of Summit Equity Awards” beginning on page 116.
Material U.S. Federal Income Tax Consequences of the Merger (page 135)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Burke & Herbert and Summit to complete the merger that each of Burke & Herbert and Summit receives a legal opinion to that effect. Accordingly, assuming the receipt and accuracy of these opinions, a holder who receives solely shares of Burke & Herbert common stock (or receives Burke &

Herbert common stock and cash solely in lieu of a fractional share) in exchange for shares of Summit common stock in the merger generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Burke & Herbert common stock. You should be aware that the tax consequences of the merger may depend upon your own particular tax situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 135.
The United States federal income tax consequences described above may not apply to all Summit shareholders. Your tax consequences will depend on your individual situation. Accordingly, Burke & Herbert and Summit strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors (page 62)
After careful consideration, the Burke & Herbert board of directors, at a special meeting held on August 24, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Burke & Herbert common stock, are advisable and fair to and in the best interests of Burke & Herbert and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby (including the merger, the issuance of Burke & Herbert common stock, the bank merger, and the adjournment proposal). The Burke & Herbert board of directors unanimously recommends that Burke & Herbert shareholders vote “FOR” the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal. For a more detailed discussion of the Burke & Herbert board of directors’ recommendation, see “The Merger—Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 62.
Opinion of Burke & Herbert’s Financial Advisor (page 65)
In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated August 24, 2023, to the Burke & Herbert board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Burke & Herbert of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this joint proxy statement/prospectus.
The opinion was for the information of, and was directed to, the Burke & Herbert board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement or constitute a recommendation to the Burke & Herbert board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Burke & Herbert common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
For more information, see “The Merger—Opinion of Burke & Herbert’s Financial Advisor” beginning on page 65.
Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors (page 76)
After careful consideration, the Summit board of directors, at a special meeting held on August 24, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Summit and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby (including the merger, the bank merger, the compensation proposal, and the adjournment proposal). The Summit board of directors unanimously recommends that Summit shareholders vote “FOR” the Summit merger proposal, the Summit compensation proposal, and the Summit adjournment proposal. For a more detailed discussion of the Summit board of directors’ recommendation, see “The Merger—Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors” beginning on page 76.
Opinion of Summit’s Financial Advisor (page 79)
D.A. Davidson & Co. (“D.A. Davidson”) acted as financial advisor to Summit’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 24, 2023 meeting at which Summit’s board of directors considered the merger and the merger agreement, D.A. Davidson delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on August 24, 2023, to the effect that, as of such date, the exchange ratio was fair to the holders of Summit common stock from a financial point of view. D.A. Davidson’s opinion speaks only as of the date of the opinion. The full text of D.A. Davidson’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by D.A. Davidson in rendering its opinion.
D.A. Davidson’s opinion was for the information of, and was directed to, the Summit board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Summit to engage in the merger or enter into the merger agreement, nor did D.A. Davidson’s opinion constitute a recommendation to the Summit board of directors in connection with the merger. D.A. Davidson’s opinion does not constitute a recommendation to any holder of Summit common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Summit shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
For more information, see “The Merger—Opinion of Summit’s Financial Advisor” beginning on page 79.
Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger (page 97)
In considering the recommendation of Burke & Herbert’s board of directors with respect to the merger, Burke & Herbert’s shareholders should be aware that the directors and executive officers of Burke & Herbert have certain interests in the merger that may be different from, or in addition to, the interests of Burke & Herbert’s shareholders generally. These interests include, among others, the following:
•at the effective time, certain Burke & Herbert directors and executive officers will continue to serve as directors or executive officers, as applicable, of Burke & Herbert and/or of B&H Bank;
Burke & Herbert’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Burke & Herbert’s shareholders vote to approve the Burke & Herbert merger proposal. For more information, see “The Merger—Background of the Merger” beginning on page 56 and “The Merger—Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 62. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 97.
Interests of Certain Summit Directors and Executive Officers in the Merger (page 98)
In considering the recommendations of the Summit board of directors that Summit shareholders vote in favor of the Summit merger proposal, Summit shareholders should be aware that Summit directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as shareholders of Summit.
•At the effective time, the Summit continuing directors (as defined below in “Summary—Governance of the Continuing Corporation After the Merger”) will serve on the continuing corporation board of directors and the SCB continuing directors will serve on the continuing bank board of directors.

•In connection with entering into the merger agreement, B&H Bank has entered into a written employment agreement with each of H. Charles Maddy, III, President and Chief Executive Officer of Summit, Robert S. Tissue, Executive Vice President and Chief Financial Officer of Summit, and Bradford E. Ritchie, President of SCB. Upon and after the merger, Messrs. Maddy, Tissue and Ritchie will cease to be eligible for payments and benefits under their current Summit agreements and will instead be eligible for such payments and benefits as are set forth in their new employment agreement.
•Messrs. Maddy, Tissue and Ritchie entered into Non-Disclosure and Restrictive Covenant Agreements with B&H Bank, which set forth appropriate covenants concerning non-competition, non-solicitation of employees and non-piracy of customers for a period of 18 months after termination of employment for any reason.
•Patrick N. Frye is currently Executive Vice President and Chief of Credit Administration at Summit. Scott C. Jennings is currently Executive Vice President and Chief Operating Officer of Summit. The parties expect to terminate the employment of Messrs. Frye and Jennings without good cause following the merger, entitling each of them to certain severance payments and benefits under their current employment agreements with Summit.
•Messrs. Maddy, Tissue, Ritchie, Frye and Jennings are participants in a Supplemental Executive Retirement Plan (“Supplemental SERP”) with Summit dated July 1, 2021, which will vest 100% upon the consummation of the merger.
•Messrs. Maddy, Tissue, Ritchie, Frye and Jennings have been previously awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, each of their outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under their Summit stock appreciation rights. In addition, upon any of such executive’s termination of employment due to a change in control, any unvested portion of each of their respective replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.
The Summit board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. For more information, see “The Merger—Background of the Merger” beginning on page 56 and “The Merger—Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors” beginning on page 76. These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger—Interests of Certain Summit’s Directors and Executive Officers in the Merger” beginning on page 98.
Governance of the Continuing Corporation After the Merger (page 126)
The merger agreement, and amendments to Burke & Herbert’s and B&H Bank’s bylaws, which will be made in connection with the merger and will be effective from and at the effective time until the date that is two years after the date of the next annual meeting, and which we refer to as the “bylaws amendments,” provide for certain arrangements related to the boards of directors of Burke & Herbert and B&H Bank after the merger that are described below. The Burke & Herbert bylaws amendment and the B&H Bank bylaws amendment are set forth in Exhibits 1.4(b) and 1.4(c) to the merger agreement, which is attached as Annex A.
At the effective time of the merger, the number of directors that will comprise the full boards of directors of Burke & Herbert and B&H Bank will be sixteen, of which (i) eight will be directors of Burke & Herbert immediately prior to the effective time (the “Burke & Herbert continuing directors”) and (ii) eight will be directors of Summit immediately prior to the effective time (the “Summit continuing directors”). In addition, all sixteen directors will be appointed to the board of directors of the continuing corporation for terms to expire at Burke & Herbert’s next annual meeting of shareholders and will be nominated and recommended for reelection at the first two annual meetings of shareholders following the effective time. From the effective time until a date that is two years after the date of the next annual meeting, no vacancy on the board shall be filled and the board shall not nominate any individual to fill such vacancy, unless not less than a majority of the Burke & Herbert continuing directors (in the case of a vacancy created by the cessation of service of a Burke & Herbert continuing director) or the Summit continuing directors (in the case of a vacancy created by the cessation of service of a Summit continuing director) have approved such appointment or nomination. The Burke & Herbert continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, James M. Burke., S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The Summit continuing directors will be Oscar M. Bean, James P. Geary, II, Georgette R. George, Gary L. Hinkle, Jason A. Kitzmiller, H. Charles Maddy, III, Charles S. Piccirillo, and Jill S. Upson.
David P. Boyle, the current chair of Burke & Herbert will remain chair of the continuing corporation. Oscar Bean, the current chair of Summit, will become a vice chair of the continuing corporation upon completion of the merger. E. Hunt Burke, a current Burke & Herbert and B&H Bank Director, will be appointed as chair of B&H Bank, the continuing bank.
At the effective time, the following individuals will be appointed to hold the positions at the continuing corporation and/or the continuing bank, as set forth below:
•David P. Boyle, Burke & Herbert’s current Chair and President and Chief Executive Officer, will continue to serve as Chair and Chief Executive Officer of the continuing corporation and will serve as Chief Executive Officer of the continuing bank;
•H. Charles Maddy, III, Summit’s current President and Chief Executive Officer, will serve as President of the continuing corporation and the continuing bank;
•Roy E. Halyama, Burke & Herbert’s current Executive Vice President and Chief Financial Officer, will continue to serve in that role for the continuing corporation and the continuing bank; and
•Robert S. Tissue, Summit’s current Executive Vice President and Chief Financial Officer, will serve as Executive Vice President of Financial Strategy of the continuing corporation and the continuing bank; and
•Bradford E. Ritchie, Summit’s current Executive Vice President and President of SCB will serve as Executive Vice President and Chief Lending Officer of the continuing bank.
Name and Headquarters (page 111)
The merger agreement provides that the name of the continuing corporation and the continuing bank will be Burke & Herbert Financial Services Corp. and Burke & Herbert Bank & Trust Company, respectively, and that the headquarters and main office of Burke & Herbert and B&H Bank will remain located in Alexandria, Virginia. Burke & Herbert common stock will continue to trade on Nasdaq under the symbol “BHRB.” In addition, following the merger, Summit common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded. The continuing bank will maintain a significant operational presence in Moorefield, West Virginia.
Regulatory Approvals (page 111)
Subject to the terms of the merger agreement, Burke & Herbert and Summit have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals (as defined in “The Merger—Regulatory Approvals”), use their reasonable best efforts to make such filings within 60 days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The requisite regulatory approvals include, at the federal level, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) for the merger (unless a waiver is granted) and the approval of the FDIC for the bank merger. At the state level the required approvals include the VBFI and the WVDFI for the merger and the bank merger. The initial submission of these regulatory applications (or request for waiver thereof) occurred on September 29, 2023.
Although neither Burke & Herbert nor Summit knows of any reason it cannot obtain the requisite regulatory approvals in a timely manner, Burke & Herbert and Summit cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
Neither Burke & Herbert nor Summit can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Summit must first obtain the approval of Summit shareholders for the Summit merger proposal, and Burke & Herbert must first obtain the approval of Burke & Herbert shareholders for the Burke & Herbert merger proposal. Burke & Herbert and Summit must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Burke & Herbert and Summit expect the merger to be completed promptly once Burke & Herbert and Summit have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.
Conditions to Complete the Merger (page 131)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•the requisite Burke & Herbert vote and the requisite Summit vote having been obtained. See “The Merger Agreement—Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors” beginning on page 128 for additional information regarding the “requisite Burke & Herbert vote” and the “requisite Summit vote”;
•the authorization for listing on Nasdaq, subject to official notice of issuance, of the Burke & Herbert common stock to be issued in the merger;
•all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger—Regulatory Approvals” beginning on page 111 for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;
•the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);
•no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;
•the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);
•the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Termination of the Merger Agreement (page 132)
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Summit vote or the requisite Burke & Herbert vote, in the following circumstances:
•by mutual written consent of Burke & Herbert and Summit;
•by either Burke & Herbert or Summit if the merger has not been completed on or before August 31, 2024, or such later date as the parties shall agree to in writing, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;
•by either Burke & Herbert or Summit if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;
•by either Burke & Herbert or Summit (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Summit, in the case of a termination by Burke & Herbert, or on the part of Burke & Herbert, in the case of a termination by Summit, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);
•by Burke & Herbert, if prior to the Summit shareholder approval (i) Summit or the Summit board of directors failed to make a recommendation to approve the merger, (ii) Summit or the Summit board of directors has made a recommendation change or (iii) Summit or the Summit board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Summit board recommendation, see “The Merger Agreement— Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors” beginning on page 128 for additional information regarding the “recommendation change”;
•by Summit, if prior to the Burke & Herbert shareholder approval (i) Burke & Herbert or the Burke & Herbert board of directors failed to make a recommendation to approve the merger, (ii) Burke & Herbert or the Burke & Herbert board of directors has made a recommendation change or (iii) Burke & Herbert or the Burke & Herbert board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Burke & Herbert board of directors’ recommendation, see “The Merger Agreement— Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors” beginning on page 128 for additional information regarding the “recommendation change”;
•by Burke & Herbert or Summit, following the Burke & Herbert special meeting (including any adjournments or postponements thereof), if Burke & Herbert (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Burke & Herbert board recommendation and (ii) failed to obtain the requisite Burke &

Herbert vote at the Burke & Herbert special meeting or at any adjournment or postponement thereof at which a vote on the adoption of merger agreement was taken;
•by Burke & Herbert or Summit, following the Summit special meeting (including any adjournments or postponements thereof), if Summit (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Summit board recommendation, and (ii) failed to obtain the requisite Summit vote at the Summit special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken; or
•by Burke & Herbert or Summit, if the board of directors of Summit or Burke & Herbert, respectively, determines to enter into a definitive agreement to accept a superior proposal made in accordance with the terms of the merger agreement, provided that the terminating party pays the other party the termination fee simultaneously with the termination.
Neither Burke & Herbert nor Summit is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or Summit common stock.
Termination Fee (page 133)
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Burke & Herbert’s or Summit’s respective boards, Burke & Herbert or Summit may be required to pay a termination fee to the other equal to $14.86 million.
Accounting Treatment (page 111)
The merger will be accounted for as an acquisition of Summit by Burke & Herbert under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
The Rights of Summit Shareholders Will Change as a Result of the Merger (page 155)
The rights of Summit shareholders are governed by West Virginia law and the Summit articles of incorporation and the Summit bylaws. In the merger, Summit shareholders will become Burke & Herbert shareholders, and their rights will be governed by Virginia law and the Burke & Herbert charter and the Burke & Herbert bylaws. Summit shareholders will have different rights once they become Burke & Herbert shareholders due to differences between the Summit governing documents and West Virginia law, on the one hand, and the Burke & Herbert governing documents and Virginia law, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of Burke & Herbert shareholders and Summit shareholders” beginning on page 155.
Listing of Burke & Herbert Common Stock; Delisting and Deregistration of Summit Common Stock (page 113)
The shares of Burke & Herbert common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of Burke & Herbert common stock will continue to be traded on Nasdaq. In addition, following the merger, Summit common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
The Burke & Herbert Special Meeting (page 41)
The Burke & Herbert special meeting will be held virtually via the internet on December 6, 2023 at 8:00 a.m., Eastern Time. At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to vote on the following matters:
•the Burke & Herbert merger proposal; and
•the Burke & Herbert adjournment proposal.

You may vote at the Burke & Herbert special meeting if you owned shares of Burke & Herbert common stock at the close of business on October 12, 2023, the Burke & Herbert record date. As of October 12, 2023, there were 7,428,710 shares of Burke & Herbert common stock outstanding.
As of the close of business on the Burke & Herbert record date, Burke & Herbert’s directors and executive officers and their affiliates were entitled to vote an aggregate of 1,094,460 shares of Burke & Herbert common stock at the special meeting, which represents approximately 14.7% of the issued and outstanding shares of Burke & Herbert common stock entitled to vote at the special meeting.
Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into an affiliate agreement with Summit requiring each of them to vote all shares of Burke & Herbert common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Burke & Herbert merger proposal. As of the Burke & Herbert record date, these directors held 131,520 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 1.8% of the outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting.
The Burke & Herbert merger proposal will be approved if a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting are voted in favor of such proposal. If a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.
If a quorum is present at the Burke & Herbert special meeting, (i) the Burke & Herbert adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting are voted in favor of such proposal, (ii) if a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Burke & Herbert special meeting, (i) the Burke & Herbert adjournment proposal will be approved if a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal are voted in favor of such proposal, (ii) if a Burke & Herbert shareholder present at the Burke & Herbert special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a Burke & Herbert shareholder is not present at the Burke & Herbert special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
The Summit Special Meeting (page 47)
The Summit special meeting will be held at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836 on December 6, 2023 at 1:00 p.m., Eastern Time. At the Summit special meeting, Summit shareholders will be asked to vote on the following matters:
•the Summit merger proposal;
•the Summit compensation proposal; and
•the Summit adjournment proposal.
You may vote at the Summit special meeting if you owned shares of Summit common stock at the close of business on October 12, 2023, the Summit record date. As of October 12, 2023, there were 14,674,852 shares of Summit common stock outstanding.

As of the close of business on the Summit record date, Summit directors and executive officers and their affiliates were entitled to vote an aggregate of 1,629,557 shares of Summit common stock at the special meeting, which represents approximately 11.1% of the issued and outstanding shares of Summit common stock entitled to vote at the special meeting.
Each director of Summit, solely in such director’s capacity as a shareholder of Summit, has entered into an affiliate agreement with Burke & Herbert requiring each of them to vote all shares of Summit common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Summit merger proposal. As of the Summit record date, these directors held 614,244 shares of Summit common stock subject to such agreements, which represented approximately 4.2% of the outstanding shares of Summit common stock entitled to vote at the Summit special meeting.
The Summit merger proposal will be approved if a majority of all of the votes entitled to be cast at the special meeting are voted in favor of such proposal. If a Summit shareholder present at the Summit special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.
The Summit compensation proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Summit common stock in attendance at the Summit special meeting or represented by proxy at the Summit special meeting are voted in favor of such proposal. If a Summit shareholder present at the Summit special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of the Summit compensation proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of the Summit compensation proposal.
If a quorum is present at the Summit special meeting, (i) the Summit adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Summit common stock at the Summit special meeting are voted in favor of such proposal, (ii) if a Summit shareholder present at the Summit special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a Summit shareholder is not present at the Summit special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Summit special meeting, (i) the Summit adjournment proposal will be approved if a majority of the shares of Summit common stock present at the Summit special meeting and entitled to vote on the Summit adjournment proposal are voted in favor of such proposal, (ii) if a Summit shareholder present at the Summit special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a Summit shareholder is not present at the Summit special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
Appraisal Rights in the Merger (page 114)
Burke & Herbert shareholders are not entitled to appraisal rights under the VSCA and Summit shareholders are not entitled to appraisal rights under the WVBCA. For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 114.
Risk Factors (page 32)
In evaluating the merger agreement, the merger or the issuance of shares of Burke & Herbert common stock, you should carefully read this joint proxy statement/prospectus, giving special consideration to the risk factors discussed in the section entitled “Risk Factors” beginning on page 32 and the risk factors described in Summit’s Annual Report on Form 10-K for the year ended December 31, 2022 and other reports filed with the SEC, which are incorporated by reference to this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to Burke & Herbert’s and Summit’s beliefs, goals, intentions and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions. All statements other than statements of historical fact included in this joint proxy statement/prospectus regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about Burke & Herbert’s and Summit’s businesses, beliefs of Burke & Herbert’s and Summit’s management and assumptions made by Burke & Herbert and Summit’s management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) that are difficult to predict, change over time, and many of which are beyond the control of Burke & Herbert and Summit. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
Future Factors include, among others:
•the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Burke & Herbert and Summit;
•the outcome of any legal proceedings that may be instituted against Burke & Herbert or Summit;
•the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the continuing corporation or the expected benefits of the proposed transaction);
•the ability of Burke & Herbert and Summit to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;
•the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;
•the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two organizations or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and Summit do business;
•certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

•the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•diversion of management’s attention from ongoing business operations and opportunities;
•the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Summit’s operations and those of Burke & Herbert;
•such integration may be more difficult, time consuming or costly than expected;
•revenues following the proposed transaction may be lower than expected;
•Burke & Herbert’s and Summit’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;
•the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction;
•effects of the announcement, pendency or completion of the proposed transaction on the ability of Burke & Herbert and Summit to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally;
•risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Burke & Herbert and Summit;
•the impact of the bank closings of Silicon Valley Bank, Signature Bank and Silvergate Bank and the risks related to continued disruption in the banking industry and financial markets; and
•uncertainty as to the extent of the duration scope, and impacts of the COVID-19 pandemic on Burke & Herbert, Summit and the proposed transaction.
These are representative of the Future Factors that could affect the outcome of the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which Burke & Herbert, Summit or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Risks, uncertainties and other factors which may cause actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described under the headings “Risk Factors Summary” and “Risk Factors” in this joint proxy statement/prospectus.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Burke & Herbert and Summit claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Burke & Herbert nor Summit undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Summit has filed with the SEC as described under “Where You Can Find More Information” beginning on page 176.
Burke & Herbert and Summit expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29, Burke & Herbert shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Burke & Herbert merger proposal and Summit shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Summit merger proposal. In addition, Burke & Herbert and Summit have discussed certain other material risks connected with the ownership of Burke & Herbert common stock and with Burke & Herbert’s business, and with the ownership of Summit common stock and Summit’s business, respectively, under the caption “Risk Factors” appearing in, for Burke & Herbert, its Registration Statement on Form 10, as amended and declared effective on April 21, 2023 (the “Burke & Herbert Form 10 registration statement”), attached as Annex D, and, for Summit, in its Annual Reports on Form 10-K for the year ended December 31, 2022, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus.
Burke & Herbert shareholders and Summit shareholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference into or attached hereto as annexes to this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Burke & Herbert special meeting or the Summit special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference herein or attached as annexes hereto may adversely affect the value of Burke & Herbert common stock that you, as an existing Burke & Herbert shareholder, currently hold or that you, as an existing Summit shareholder, will hold upon consummation of the merger, and could result in a significant decline in the value of Burke & Herbert common stock and cause Burke & Herbert shareholders and/or Summit shareholders to lose all or part of the value of their respective investments in Burke & Herbert common stock.
Risks Relating to the Consummation of the Merger and Burke & Herbert Following the Merger
Because the market price of Burke & Herbert common stock may fluctuate, Summit shareholders cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of Summit common stock issued and outstanding immediately prior to the effective time, except for shares of Summit common stock owned by Summit as treasury stock or owned by Summit or Burke & Herbert (in each case, other than shares of Summit common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Summit or Burke & Herbert in respect of debts previously contracted), will be converted into 0.5043 shares of Burke & Herbert common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Burke & Herbert common stock or Summit common stock. Changes in the price of Burke & Herbert common stock between now and the time of the merger will affect the value that Summit shareholders will receive in the merger. Neither Burke & Herbert nor Summit is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or Summit common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Burke & Herbert’s and Summit’s businesses, operations and prospects, the recent volatility in the prices of securities in global financial markets, including market prices of Burke & Herbert, Summit and other banking companies, the effects of the COVID-19 pandemic and regulatory considerations and tax laws, many of which are beyond Burke & Herbert’s and Summit’s control. Therefore, at the time of the Burke & Herbert special meeting and the Summit special meeting, Burke & Herbert shareholders and Summit shareholders will not know the market value of the consideration that Summit shareholders will receive at the effective time. You should obtain current market quotations for shares of Burke & Herbert common stock (Nasdaq: BHRB) and for shares of Summit common stock (Nasdaq: SMMF).

The market price of Burke & Herbert common stock after the merger may be affected by factors different from those currently affecting the shares of Burke & Herbert common stock or Summit common stock.
In the merger, Summit shareholders will become Burke & Herbert shareholders. Burke & Herbert’s business differs from that of Summit and certain adjustments may be made to Burke & Herbert’s business as a result of the merger. Accordingly, the results of operations of the continuing corporation and the market price of Burke & Herbert common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Burke & Herbert and Summit. For a discussion of the businesses, and certain factors to consider in connection with those businesses, of Burke & Herbert see “Risk Factors—Risks Related to Burke & Herbert’s Business” and for Summit see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 176.
The opinion delivered by KBW to Burke & Herbert’s board of directors and the opinion delivered by D.A. Davidson to Summit’s board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.
The opinion from KBW, Burke & Herbert’s financial advisor, to Burke & Herbert’s board of directors, was delivered on and dated August 24, 2023, and the opinion from D.A. Davidson, Summit’s financial advisor, to Summit’s board of directors was delivered on and dated August 24, 2023. Changes in the operations and prospects of Burke & Herbert or Summit, general market and economic conditions and other factors which may be beyond the control of Burke & Herbert and Summit, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of Burke & Herbert and Summit, may have altered the value of Burke & Herbert or Summit or the prices of shares of Burke & Herbert common stock and shares of Summit common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.
Burke & Herbert and Summit are expected to incur substantial costs related to the merger and integration.
Burke & Herbert and Summit have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Burke & Herbert or Summit regardless of whether the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page 134.
Burke & Herbert and Summit have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the continuing corporation will incur integration costs following the completion of the merger as Burke & Herbert and Summit integrate their businesses, including facilities and systems consolidation costs and employment-related costs. Burke & Herbert and Summit may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Burke & Herbert and Summit have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the continuing corporation taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $57 million.

Combining Burke & Herbert and Summit may be more difficult, costly or time-consuming than expected, and Burke & Herbert and Summit may fail to realize the anticipated benefits of the merger.
This is a merger transaction combining two financial institutions of relatively similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Burke & Herbert and Summit. To realize the anticipated benefits and cost savings from the merger, Burke & Herbert and Summit must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Burke & Herbert and Summit are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the continuing corporation following the completion of the merger, which may adversely affect the value of the common stock of the continuing corporation following the completion of the merger.
Burke & Herbert and Summit have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Burke & Herbert and Summit during this transition period and for an undetermined period after completion of the merger on the continuing corporation.
Furthermore, the board of directors of the continuing corporation will consist of former directors from each of Burke & Herbert and Summit. Combining the boards of directors of each company into a single board could require the reconciliation of differing priorities and philosophies.
The future results of the continuing corporation following the merger may suffer if the continuing corporation does not effectively manage its expanded operations, including complying with any enhanced regulatory requirements.
Following the merger, the size of the business of the continuing corporation will increase beyond the current size of either Burke & Herbert’s or Summit’s business. The continuing corporation’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the continuing corporation will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The continuing corporation may also face increased scrutiny from governmental authorities as a result of the increased size of its business, including if the total assets of the continuing corporation grow to exceed $10 billion as of December 31 of any calendar year. Banks with $10 billion or more in total assets are, among other things: examined directly by the CFPB with respect to various federal consumer financial laws; subject to reduced dividends on any holdings of Federal Reserve Bank of Richmond common stock; subject to limits on interchange fees pursuant to the Durbin amendment to the Dodd-Frank Act; subject to certain enhanced prudential standards; no longer treated as a “small institution” for FDIC deposit insurance assessment purposes; and no longer eligible to elect to be subject to the “community bank leverage ratio.” Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, and the incurrence of significant expenses which could have a significant adverse effect on Burke & Herbert’s financial condition or results of operations.

The continuing corporation may be unable to retain Burke & Herbert and/or Summit personnel successfully after the merger is completed.
The success of the merger will depend in part on the continuing corporation’s ability to retain the talents and dedication of key employees currently employed by Burke & Herbert and Summit. It is possible that these employees may decide not to remain with Burke & Herbert or Summit, as applicable, while the merger is pending or with the continuing corporation after the merger is consummated. If Burke & Herbert and Summit are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Burke & Herbert and Summit could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the continuing corporation’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the continuing corporation’s business to suffer. Burke & Herbert and Summit also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger—Governance of the Continuing Corporation After the Merger” beginning on page 109.
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the continuing corporation following the merger.
Before the merger and the bank merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board (unless a waiver is granted), the FDIC, the VBFI, the WVDFI, and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 111. These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the continuing corporation’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the continuing corporation following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. The completion of the merger is conditioned on the receipt of the requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any material burdensome regulatory condition. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
In addition, despite the parties’ commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither Burke & Herbert nor Summit, nor any of their respective subsidiaries, is permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger. See “The Merger—Regulatory Approvals” beginning on page 111.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the continuing corporation after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the continuing corporation’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Summit identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of Summit as of the date of the completion of the merger. The unaudited pro forma combined financial information reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma condensed combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document and no assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 139.
Certain of Burke & Herbert’s and Summit’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Burke & Herbert shareholders and Summit shareholders.
Burke & Herbert’s shareholders and Summit shareholders should be aware that some of Burke & Herbert’s and Summit’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Burke & Herbert shareholders and Summit shareholders. These interests may create potential conflicts of interest. The Burke & Herbert and Summit boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that, in the case of the Burke & Herbert board of directors, Burke & Herbert shareholders vote to approve the merger agreement and, in the case of the Summit board of directors, Summit shareholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger—Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger” beginning on page 97 and “The Merger—Interests of Certain Summit Directors and Executive Officers in the Merger” beginning on page 98.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal and approval by Summit shareholders of the Summit merger proposal; (ii) authorization for listing on Nasdaq of the shares of Burke & Herbert common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals, including the approval of the Federal Reserve Board (unless a waiver is granted), the FDIC, the VBFI and the WVDFI; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder approvals, or Burke & Herbert or Summit may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 132.
Failure to complete the merger could negatively impact Burke & Herbert or Summit.
If the merger is not completed for any reason, including as a result of Burke & Herbert shareholders failing to approve the Burke & Herbert merger proposal or Summit shareholders failing to approve the Summit merger proposal, there may be various adverse consequences and Burke & Herbert and/or Summit may experience negative reactions from the financial markets and from their respective customers and employees. For example, Burke & Herbert’s or Summit’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Burke & Herbert common stock or Summit common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Burke & Herbert and/or Summit also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Burke & Herbert or Summit to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either Burke & Herbert or Summit may be required to pay a termination fee of $14.86 million to the other party.
Additionally, each of Burke & Herbert and Summit has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Burke & Herbert and Summit would have to pay these expenses without realizing the expected benefits of the merger.
In connection with the merger, Burke & Herbert will assume Summit’s outstanding debt obligations, and the continuing corporation’s level of indebtedness following the completion of the merger could adversely affect the continuing corporation’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, Burke & Herbert will assume Summit’s outstanding indebtedness. Burke & Herbert’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of Summit’s outstanding indebtedness, could have important consequences for the continuing corporation’s creditors and the continuing corporation’s shareholders. For example, it could:
•limit the continuing corporation’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•restrict the continuing corporation from making strategic acquisitions or cause the continuing corporation to make non-strategic divestitures;
•restrict the continuing corporation from paying dividends to its shareholders;
•increase the continuing corporation’s vulnerability to general economic and industry conditions; and
•require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the continuing corporation’s indebtedness, thereby reducing the continuing corporation’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Burke & Herbert and Summit will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Burke & Herbert and Summit. These uncertainties may impair Burke & Herbert’s or Summit’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Burke & Herbert or Summit to seek to change existing business relationships with Burke & Herbert or Summit. In addition, subject to certain exceptions, Burke & Herbert and Summit have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Burke & Herbert and/or Summit from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 120 for a description of the restrictive covenants applicable to Burke & Herbert and Summit.
The announcement of the proposed merger could disrupt Burke & Herbert’s and Summit’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on Burke & Herbert’s and Summit’s businesses include the following:
•their employees may experience uncertainty about their future roles, which might adversely affect Burke & Herbert’s and Summit’s ability to retain and hire key personnel and other employees;
•customers, suppliers, business partners and other parties with which Burke & Herbert and Summit maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with Burke & Herbert and Summit or fail to extend an existing relationship with Burke & Herbert and Summit; and
•Burke & Herbert and Summit have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The current rising interest rate environment may adversely impact the fair value adjustments of investments and loans acquired in the merger.
Upon the closing of the merger, the continuing corporation will need to adjust the fair value of Summit’s investment and loan portfolios. The rising interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the continuing corporation’s capital ratios, which may result in the continuing corporation taking steps to strengthen its capital position.
The merger agreement limits Burke & Herbert’s and Summit’s respective abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Burke & Herbert or Summit.
The merger agreement contains “no shop” covenants that restrict each of Burke & Herbert’s and Summit’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by Burke & Herbert’s and Summit’s respective boards of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $14.86 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Burke & Herbert or Summit from considering or proposing that acquisition. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” and “The Merger Agreement—Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors” beginning on pages 129 and 128 respectively.
The shares of Burke & Herbert common stock to be received by Summit shareholders as a result of the merger will have different rights from the shares of Summit common stock.
In the merger, Summit shareholders will become Burke & Herbert shareholders and their rights as shareholders will be governed by Virginia law and the governing documents of the continuing corporation following the merger. The rights associated with Burke & Herbert common stock are different from the rights associated with Summit common stock. See “Comparison of the Rights of Burke & Herbert shareholders and Summit Shareholders” beginning on page 155 for a discussion of the different rights associated with Burke & Herbert common stock.
Burke & Herbert shareholders and Summit shareholders will have reduced ownership and voting interest in the continuing corporation after the consummation of the merger and will exercise less influence over management.
Burke & Herbert shareholders and Summit shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Burke & Herbert and Summit, respectively. When the merger is completed, each Burke & Herbert shareholder and each Summit shareholder will become a holder of common stock of the continuing corporation, with a percentage ownership of the continuing corporation that is smaller than the holder’s percentage ownership of either Burke & Herbert or Summit individually, as applicable, prior to the consummation of the merger. Based on the number of shares of Burke & Herbert common stock and Summit common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Burke & Herbert common stock expected to be issued in the merger, the former Summit shareholders, as a group, are estimated to own approximately 50% of the outstanding shares of the continuing corporation immediately after the merger and current Burke & Herbert shareholders as a group are estimated to own approximately 50% of the outstanding shares of the continuing corporation immediately after the merger. Because of this, Summit shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of Summit, and Burke & Herbert shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of Burke & Herbert.
Issuance of shares of Burke & Herbert common stock in connection with the merger may adversely affect the market price of Burke & Herbert common stock.
In connection with the payment of the merger consideration, Burke & Herbert expects to issue approximately 7,400,527 shares of Burke & Herbert common stock to Summit shareholders. The issuance of these new shares of Burke & Herbert common stock may result in fluctuations in the market price of Burke & Herbert common stock, including a stock price decrease.
Burke & Herbert shareholders and Summit shareholders will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Burke & Herbert shareholders and Summit shareholders are not entitled under applicable law to appraisal rights in connection with the merger.
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Burke & Herbert and Summit.
Shareholders of Burke & Herbert and/or of Summit may file lawsuits against Burke & Herbert, Summit and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Burke & Herbert or Summit defendants from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Burke & Herbert and/or Summit, including any cost associated with the indemnification of directors and officers of each company. Burke & Herbert and Summit may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Burke & Herbert and Summit and could prevent or delay the completion of the merger.
Risks Relating to Burke & Herbert’s Business
You should read and consider risk factors specific to Burke & Herbert’s business that will also affect the continuing corporation after the mergers. These risks are described in the “Risk Factors” section of Burke & Herbert’s Form 10 registration statement, as amended and declared effective by the SEC on April 21, 2023, and in any updates to those risk factors set forth in Burke & Herbert’s Quarterly Reports on Form 10-Q and in other documents attached as annexes to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 176 of this joint proxy statement/prospectus for the location of information that is attached as annexes to this joint proxy statement/prospectus.
Risks Relating to Summit’s Business
You should read and consider risk factors specific to Summit’s business that will also affect the continuing corporation after the merger. These risks are described in the “Risk Factors” section of Summit’s Annual Report on Form 10‐K for the year ended December 31, 2022, and in any updates to those risk factors set forth in Summit’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 176 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE BURKE & HERBERT SPECIAL MEETING
This section contains information for Burke & Herbert shareholders about the special meeting that Burke & Herbert has called to allow Burke & Herbert shareholders to consider and vote on the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Burke & Herbert special meeting, and a form of proxy card that the Burke & Herbert board of directors is soliciting for use by Burke & Herbert shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Burke & Herbert special meeting will be held virtually via the internet on December 6, 2023 at 8:00 a.m., Eastern Time. The Burke & Herbert special meeting will be held in a virtual-only meeting format conducted via live webcast. Shareholders may participate in the virtual meeting by accessing https://web.lumiagm.com/261284453.
Matters to Be Considered
At the Burke & Herbert special meeting, Burke & Herbert shareholders will be asked to consider and vote upon the following proposals:
•the Burke & Herbert merger proposal; and
•the Burke & Herbert adjournment proposal.
Recommendation of Burke & Herbert’s Board of Directors
The Burke & Herbert board of directors recommends that you vote “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal. See “The Merger—Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 62 for a more detailed discussion of the Burke & Herbert board of directors’ recommendation.
Record Date and Quorum
The Burke & Herbert board of directors has fixed the close of business on October 12, 2023 as the record date for the determination of Burke & Herbert shareholders entitled to notice of and to vote at the Burke & Herbert special meeting. As of the Burke & Herbert record date, there were 7,428,710 shares of Burke & Herbert common stock outstanding.
Holders of a majority of the outstanding shares of Burke & Herbert common stock entitled to vote at the Burke & Herbert special meeting must be present, either in attendance virtually via the Burke & Herbert special meeting website or by proxy, to constitute a quorum at the Burke & Herbert special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Burke & Herbert special meeting via the Burke & Herbert special meeting website, your shares of Burke & Herbert common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
Under the Burke & Herbert bylaws, if a quorum is not present at the Burke & Herbert special meeting, the holders of a majority of the shares of Burke & Herbert common stock entitled to vote who are present (including virtually via the Burke & Herbert special meeting website) or by proxy at the Burke & Herbert special meeting may adjourn the Burke & Herbert special meeting.
At the Burke & Herbert special meeting, each share of Burke & Herbert common stock is entitled to one vote on all matters properly submitted to Burke & Herbert shareholders.
As of the close of business on the record date, Burke & Herbert’s directors and executive officers and their affiliates were entitled to vote an aggregate of 1,094,460 shares of Burke & Herbert common stock at the special meeting, which represents approximately 14.7% of the issued and outstanding shares of Burke & Herbert common stock entitled to vote at the special meeting.
Each director of Burke & Herbert, solely in such director’s capacity as a shareholder of Burke & Herbert, has entered into an affiliate agreement with Summit requiring them to vote all shares of Burke & Herbert common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Burke & Herbert merger proposal. As of the record date, these directors held 131,520 shares of Burke & Herbert common stock subject to such agreements, which represented approximately 1.8% of the outstanding shares of Burke & Herbert common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Burke & Herbert special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Burke & Herbert special meeting. If your bank, broker, trustee or other nominee holds your shares of Burke & Herbert common stock in “street name,” such entity will vote your shares of Burke & Herbert common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Burke & Herbert merger proposal:
Vote required: Approval of the Burke & Herbert merger proposal requires the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Burke & Herbert common stock at the Burke & Herbert special meeting. Approval of the Burke & Herbert merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If you are not present at the Burke & Herbert special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote “AGAINST” such proposal.
Burke & Herbert adjournment proposal:
Vote required: If a quorum is present at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Burke & Herbert shareholders at the Burke & Herbert special meeting. In the absence of a quorum at the Burke & Herbert special meeting, approval of the Burke & Herbert adjournment proposal requires the affirmative vote of a majority of the shares of Burke & Herbert common stock present at the Burke & Herbert special meeting and entitled to vote on the Burke & Herbert adjournment proposal.
Effect of abstentions and failure to vote: If a quorum is present at the Burke & Herbert special meeting, if you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Burke & Herbert special meeting, if you are present at the Burke & Herbert special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Burke & Herbert special meeting, if you are not present at the Burke & Herbert special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

Attending the Virtual Special Meeting
The Burke & Herbert special meeting may be accessed via the Burke & Herbert special meeting website, where Burke & Herbert shareholders will be able to listen to the Burke & Herbert special meeting, submit questions and vote online. You are entitled to attend the Burke & Herbert special meeting via the Burke & Herbert special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”) or you held your Burke & Herbert shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Burke & Herbert special meeting.
If you are a record holder, you will be able to attend the Burke & Herbert special meeting online, ask questions and vote during the meeting by visiting https://web.lumiagm.com/261284453 and following the instructions. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. The password for the meeting, if requested, is burke2023.
If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in accompanying proxy materials. If you do not have your control number, you may attend the special meeting as a guest (non-shareholder), but you will not have the ability to vote your shares or submit questions during the special meeting. See “—Shares Held in Street Name” below for further information.
If you are a beneficial owner of Burke & Herbert common stock, in order to participate in the Burke & Herbert special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Burke & Herbert common stock you held as of the record date, your name and email address. You then must submit a request for registration to Equiniti: (1) by email to proxy@equiniti.com; (2) by fax to (718) 765-8730, or (3) by mail to Equiniti Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as “Legal Proxy” and be received by Equiniti no later than 5:00 p.m.. Eastern Time on November 20, 2023. Please review this information prior to the Burke & Herbert special meeting to ensure you have access. See “—Shares Held in Street Name” below for further information.
Shareholders will have substantially the same opportunities to participate in the virtual Burke & Herbert special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform. To ensure the Burke & Herbert special meeting is conducted in a manner that is fair to all shareholders, Burke & Herbert may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Burke & Herbert reserves the right to edit or reject questions Burke & Herbert deems inappropriate or not relevant to the Burke & Herbert special meeting’s limited purpose.
Proxies
A holder of Burke & Herbert common stock may vote by proxy or at the Burke & Herbert special meeting via the Burke & Herbert special meeting website. If you hold your shares of Burke & Herbert common stock in your name as a record holder, to submit a proxy, you, as a holder of Burke & Herbert common stock, may use one of the following methods:
•by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
Burke & Herbert requests that Burke & Herbert shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Burke & Herbert as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Burke & Herbert common stock represented by it will be voted at the Burke & Herbert special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Burke & Herbert merger proposal and “FOR” the Burke & Herbert adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Burke & Herbert special meeting virtually via the Burke & Herbert special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the Burke & Herbert special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of Burke & Herbert common stock on behalf of their customers may not give a proxy to Burke & Herbert to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Burke & Herbert special meeting, including the Burke & Herbert merger proposal and the Burke & Herbert adjournment proposal.
Revocability of Proxies
If you directly hold shares of Burke & Herbert common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the meeting. You can do this by:
•submitting a written statement that you would like to revoke your proxy to the corporate secretary of Burke & Herbert;
•signing and returning a proxy card with a later date prior to the Burke & Herbert special meeting;
•attending the Burke & Herbert special meeting virtually and voting at the Burke & Herbert special meeting via the Burke & Herbert special meeting website; or
•voting on the internet at a later time prior to the Burke & Herbert special meeting.
If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.
Attendance virtually at the Burke & Herbert special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Burke & Herbert after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to: Burke & Herbert Financial Services Corp., 100 S. Fairfax Street, Alexandria, VA 22314, Attention: Corporate Secretary. If the Burke & Herbert virtual special meeting is postponed or adjourned, it will not affect the ability of Burke & Herbert shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to Burke & Herbert shareholders residing at the same address, unless such Burke & Herbert shareholders have notified Burke & Herbert of their desire to receive multiple copies of the joint proxy statement/prospectus.

Burke & Herbert will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Burke & Herbert shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Burke & Herbert’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.
Solicitation of Proxies
Burke & Herbert and Summit will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Burke & Herbert has retained Regan & Associates, Inc. as its proxy solicitor, and will pay them a fee of $18,500, which includes expenses for these services. Burke & Herbert and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Burke & Herbert common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Burke & Herbert. No additional compensation will be paid to Burke & Herbert’s directors, officers or employees for solicitation.
Other Matters to Come Before the Burke & Herbert Special Meeting
Burke & Herbert management knows of no other business to be presented at the Burke & Herbert special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Burke & Herbert board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Burke & Herbert’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Burke & Herbert Financial Services Corp., Attn: Investor Relations, 100 S. Fairfax Street, Alexandria, VA 22314, telephone (703) 666-3555, or Burke & Herbert’s proxy solicitor, Regan & Associates, Inc. at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at (212) 587-3005.

BURKE & HERBERT PROPOSALS
Proposal 1: Burke & Herbert Merger Proposal
Pursuant to the merger agreement, Burke & Herbert is asking Burke & Herbert shareholders to approve the merger agreement. Burke & Herbert shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Burke & Herbert board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and bank merger, to be advisable and in the best interest of Burke & Herbert and Burke & Herbert shareholders. See “The Merger—Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 62 for a more detailed discussion of the Burke & Herbert board of directors’ recommendation.
The approval of the Burke & Herbert merger proposal by Burke & Herbert shareholders is a condition to the completion of the merger.
The Burke & Herbert board of directors unanimously recommends a vote “FOR” the Burke & Herbert merger proposal.
Proposal 2: Burke & Herbert Adjournment Proposal
The Burke & Herbert special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Burke & Herbert shareholders. If, at the Burke & Herbert special meeting, the number of shares of Burke & Herbert common stock present or represented and voting in favor of Burke & Herbert merger proposal is insufficient to approve the Burke & Herbert merger proposal, Burke & Herbert intends to move to adjourn the Burke & Herbert special meeting in order to enable the Burke & Herbert board of directors to solicit additional proxies for approval of the Burke & Herbert merger proposal. In that event, Burke & Herbert will ask Burke & Herbert shareholders to vote upon the Burke & Herbert adjournment proposal, but not the Burke & Herbert merger.
In this proposal, Burke & Herbert is asking Burke & Herbert shareholders to authorize the holder of any proxy solicited by the Burke & Herbert board of directors, on a discretionary basis (i) if there are not sufficient votes at the time of the Burke & Herbert special meeting to approve the Burke & Herbert merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Burke & Herbert shareholders, to vote in favor of adjourning the Burke & Herbert special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Burke & Herbert shareholders who have previously voted. Pursuant to the Burke & Herbert bylaws, the Burke & Herbert special meeting may be adjourned without new notice being given.
The approval of the Burke & Herbert adjournment proposal by Burke & Herbert shareholders is not a condition to the completion of the merger.
The Burke & Herbert board of directors unanimously recommends a vote “FOR” the Burke & Herbert adjournment proposal.

THE SUMMIT SPECIAL MEETING
This section contains information for Summit shareholders about the special meeting that Summit has called to allow Summit shareholders to consider and vote on the Summit merger proposal, the Summit compensation proposal and the Summit adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Summit special meeting and a form of proxy card that the Summit board of directors is soliciting for use by Summit shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Summit special meeting will be held at Summit’s corporate office located at 300 North Main Street, Moorefield, WV 26836 on December 6, 2023 at 1:00 p.m., Eastern Time.
Matters to Be Considered
At the Summit special meeting, Summit shareholders will be asked to consider and vote upon the following proposals:
•the Summit merger proposal;
•the Summit compensation proposal; and
•the Summit adjournment proposal.
Recommendation of Summit’s Board of Directors
The Summit board of directors recommends that you vote “FOR” the Summit merger proposal, “FOR” the Summit compensation proposal and “FOR” the Summit adjournment proposal. See “The Merger—Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors” beginning on page 76 for a more detailed discussion of the Summit board of directors’ recommendation.
Record Date and Quorum
The Summit board of directors has fixed the close of business on October 12, 2023 as the record date for the determination of Summit shareholders entitled to notice of and to vote at the Summit special meeting. As of the Summit record date, there were 14,674,852 shares of Summit common stock outstanding.
Holders of a majority of the outstanding shares of Summit common stock entitled to vote at the Summit special meeting must be present, either in attendance at the Summit special meeting or by proxy, to constitute a quorum at the Summit special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Summit special meeting, your shares of Summit common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
At the Summit special meeting, each share of Summit common stock is entitled to one vote on all matters properly submitted to Summit shareholders. Shares of Summit series 2021 preferred stock are not entitled to vote at the Summit special meeting.
As of the close of business on the record date, Summit directors and executive officers and their affiliates were entitled to vote an aggregate of 1,629,557 shares of Summit common stock at the special meeting, which represents approximately 11.1% of the issued and outstanding shares of Summit common stock entitled to vote at the special meeting.
Each director of Summit, solely in such director’s capacity as a shareholder of Summit, has entered into an affiliate agreement with Burke & Herbert requiring each of them to vote all shares of Summit common stock that such director beneficially owns and has the sole right to vote or transfer in favor of the Summit merger proposal. As of the record date, these directors held 614,244 shares of Summit common stock subject to such agreements, which represented approximately 4.2% of the outstanding shares of Summit common stock. Additionally, former Summit director John W. Crites, II, has entered into an affiliate agreement with Burke & Herbert requiring him to vote 132 shares of Summit common stock, which are all of the shares that he beneficially owns and has the sole right to vote or transfer, in favor of the Summit merger proposal.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Summit special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Summit special meeting. If your bank, broker, trustee or other nominee holds your shares of Summit common stock in “street name,” such entity will vote your shares of Summit common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Summit merger proposal:
Vote required: The Summit merger proposal will be approved if a majority of all of the votes entitled to be cast at the special meeting are voted in favor of such proposal. If a Summit shareholder present at the Summit special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Summit shareholder is not present at the Summit special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.
Effect of abstentions and failure to vote: If you are present at the Summit special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the Summit merger proposal. If you are not present at the Summit special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” the merger proposal.
Summit compensation proposal:
Vote required: Approval of the Summit compensation proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Summit common stock in attendance at the Summit special meeting or represented by proxy at the Summit special meeting. Approval of the Summit compensation proposal is not a condition to the completion of the merger. Because this proposal is advisory in nature only, a vote for or against approval will not be binding on either Summit or Burke & Herbert, regardless of whether the other proposals are approved.
Effect of abstentions and failure to vote: If you are present at the Summit special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If you are not present at the Summit special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the vote count for such proposal.
Summit adjournment proposal:
Vote required: If a quorum is present at the Summit special meeting, approval of the Summit adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of Summit common stock at the Summit special meeting. In the absence of a quorum at the Summit special meeting, approval of the Summit adjournment proposal requires the affirmative vote of a majority of the shares of Summit common stock present at the Summit special meeting and entitled to vote on the Summit adjournment proposal.
Effect of abstentions and failure to vote: If a quorum is present at the Summit special meeting, if you are present at the Summit special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Summit special meeting, if you are present at the Summit special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Summit special meeting, if you are not present at the Summit special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
Attending the Summit Special Meeting
All holders of Summit common stock, including holders of record and shareholders who beneficially hold their stock through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record on the record date can vote in person at the special meeting. If you beneficially hold your shares in “street name,” you must obtain a written proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must either hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.
Proxies
A holder of Summit common stock may vote by proxy or at the Summit special meeting. If you hold your shares of Summit common stock in your name as a record holder, to submit a proxy, you, as a holder of Summit common stock, may use one of the following methods:
•by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
Summit requests that Summit shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Summit as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Summit common stock represented by it will be voted at the Summit special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Summit merger proposal, “FOR” the Summit compensation proposal and “FOR” the Summit adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Summit special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the Summit special meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of Summit common stock on behalf of their customers may not give a proxy to Summit to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Summit special meeting, including the Summit merger proposal, the Summit compensation proposal and the Summit adjournment proposal.
Revocability of Proxies
If you directly hold shares of Summit common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•submitting a written statement that you would like to revoke your proxy to the corporate secretary of Summit;
•signing and returning a proxy card with a later date prior to the Summit special meeting;
•attending the Summit special meeting and voting at the Summit special meeting; or
•voting by telephone or the internet at a later time prior to the Summit special meeting.
If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.
Attendance at the Summit special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Summit after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to Summit Financial Group, Inc., P.O. Box 179, Moorefield, WV 26836, Attention: Teresa D. Ely, Director of Shareholder Relations. If the Summit virtual special meeting is postponed or adjourned, it will not affect the ability of Summit shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Participants in the ESOP
Pursuant to the ESOP, the trustee of the ESOP votes the shares of Summit common stock allocated to a participant in accordance with the participant’s instructions if instructions have been timely received. If you participate in the ESOP, you will receive a voting instruction card that reflects all shares of Summit common stock you may direct the trustee to vote on your behalf under the ESOP. The trustee is permitted to vote the shares of Summit common stock allocated to a participant’s account for which no instructions have been timely received, in the exercise of the trustee’s fiduciary discretion.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to Summit shareholders residing at the same address, unless such Summit shareholders have notified Summit of their desire to receive multiple copies of the joint proxy statement/prospectus.
Summit will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Summit shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Summit’s Director of Shareholder Relations, Teresa D. Ely, at the following address: P.O. Box 179, Moorefield, WV 26836, or by telephone at (304) 530-0526.

Solicitation of Proxies
Burke & Herbert and Summit will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Summit and its Director of Shareholder Relations, Teresa D. Ely, may also request banks, brokers, trustees and other intermediaries holding shares of Summit common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Summit. No additional compensation will be paid to Summit’s directors, officers or employees for solicitation.
You should not send in any Summit stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Summit shareholders as soon as practicable after completion of the merger.
Other Matters to Come Before the Summit Special Meeting
Summit management knows of no other business to be presented at the Summit special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Summit board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Summit’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Teresa D. Ely, Director of Shareholder Relations at P.O. Box 179, Moorefield, WV 26836, or by telephone at (304) 530-0526.

SUMMIT PROPOSALS
Proposal 1: Summit Merger Proposal
Pursuant to the merger agreement, Summit is asking Summit shareholders to approve the merger agreement. Summit shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Summit board of directors, by a unanimous vote of all directors, approved and adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and bank merger, to be advisable and in the best interest of Summit and Summit shareholders. See “The Merger—Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors” beginning on page 76 for a more detailed discussion of the Summit board of directors’ recommendation.
The approval of the Summit merger proposal by Summit shareholders is a condition to the completion of the merger.
The Summit board of directors unanimously recommends a vote “FOR” the Summit merger proposal.
Proposal 2: Summit Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Summit is seeking a non-binding, advisory shareholder approval of the compensation of Summit’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Certain Summit Directors and Executive Officers in the Merger” beginning on page 98. The proposal gives Summit shareholders the opportunity to express their views on the merger-related compensation of Summit’s named executive officers.
Accordingly, Summit is asking Summit shareholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Summit named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Certain Summit Directors and Executive Officers in the Merger—Potential Payments and Benefits to Summit’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”
The advisory vote on the Summit compensation proposal is a vote separate and apart from the votes on the Summit merger proposal and the Summit adjournment proposal. Accordingly, if you are a holder of Summit common stock, you may vote to approve the Summit merger proposal and/or the Summit adjournment proposal and vote not to approve the Summit compensation proposal, and vice versa. The approval of the Summit compensation proposal by Summit shareholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Summit’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Summit shareholders fail to approve the advisory vote regarding merger-related compensation.
The Summit board of directors unanimously recommends a vote “FOR” the advisory Summit compensation proposal.
Proposal 3: Summit Adjournment Proposal
The Summit special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Summit special meeting to approve the Summit merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Summit shareholders.

If, at the Summit special meeting, the number of shares of Summit common stock present or represented and voting in favor of the Summit merger proposal is insufficient to approve the Summit merger proposal, Summit intends to move to adjourn the Summit special meeting in order to enable the Summit board of directors to solicit additional proxies for approval of the Summit merger proposal. In that event, Summit will ask Summit shareholders to vote upon the Summit adjournment proposal, but not the Summit merger proposal or the Summit compensation proposal.
In this proposal, Summit is asking Summit shareholders to authorize the holder of any proxy solicited by the Summit board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the Summit special meeting to approve the Summit merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Summit shareholders, to vote in favor of adjourning the Summit special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Summit shareholders who have previously voted. Pursuant to the Summit bylaws, the Summit special meeting may be adjourned without new notice being given, unless the board of directors fixes a new record date for the adjourned meeting, which it may do if the adjourned date is not more than 120 days after the date fixed for the original meeting.
The approval of the Summit adjournment proposal by Summit shareholders is not a condition to the completion of the merger.
The Summit board of directors unanimously recommends a vote “FOR” the Summit adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Burke & Herbert
Burke & Herbert was organized as a Virginia corporation in 2022 to serve as the holding company for B&H Bank. Burke & Herbert commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became B&H Bank’s holding company, and elected to be a financial holding company in September 2023. As a bank holding company that has elected to be a financial holding company, Burke & Herbert is subject to regulation and supervision by the Federal Reserve. Burke & Herbert has no material operations and owns 100% of B&H Bank. B&H Bank is a Virginia-chartered commercial bank that commenced operations in 1852. B&H Bank is supervised and regulated by the FDIC and the VBFI.
Burke & Herbert is a community-oriented financial institution that seeks to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Burke & Herbert’s business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in its market area. It also invests in securities consisting primarily of obligations of U.S. government-sponsored entities, municipal obligations, mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and the subordinated debt of other financial institutions. Burke & Herbert is the owner and beneficiary of company-owned life insurance policies on certain current and former B&H Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.
Burke & Herbert is focused on growing business relationships and building core deposits, profitable loans and non-interest income. It believes that it has a solid franchise that meets the financial needs of its clients and communities by providing an array of personalized products and services delivered by seasoned professionals with decisions made at the local level. Burke & Herbert strives to be the leading community bank in its markets.
The Federal Reserve, the FDIC, and the VBFI conduct periodic onsite and offsite examinations. Burke & Herbert must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing Burke & Herbert generally have been promulgated to protect depositors and the federal deposit insurance funds and not to protect shareholders. Additionally, Burke & Herbert must bear the cost of compliance with the reporting required by these regulations; which costs can be significant and may have an effect on Burke & Herbert’s financial performance.
Additional information about Burke & Herbert and B&H Bank is included in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 176 for details about where you can find more information about Burke & Herbert.
Summit
Summit is a $4.6 billion financial holding company headquartered in Moorefield, West Virginia incorporated on March 5, 1987. Summit provides community banking services throughout West Virginia, the greater Washington, D.C. metropolitan area, Virginia, Kentucky, and the Eastern Shore of Maryland and Delaware. Summit provides these services through its community bank subsidiary, SCB.
Summit provides a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; trust and wealth management services; and cash management services. The deposits of SCB are insured by the FDIC. To compete with other financial service providers, Summit principally relies upon personal relationships established by Summit’s officers, directors and employees with its clients and specialized services tailored to meet its clients’ needs. Summit maintains a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. Summit also has a marketing program that primarily utilizes local radio and newspapers to advertise. Banking, like most industries, is becoming more dependent on technology as a means of marketing to customers, including online and mobile banking, which Summit also uses. This approach, coupled with continuity of service by the same staff members, enables Summit and SCB to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. Summit believes that its emphasis on local relationship banking, together with a prudent approach to lending, are important factors in its success and growth.
Summit’s primary lending focus is providing commercial loans to local businesses with annual sales generally up to $150 million and providing owner-occupied real estate loans to individuals. Summit typically does not seek credit relationships of more than $35 million but will consider larger lending relationships exhibiting above-average credit quality. Under its commercial banking strategy, Summit focuses on offering a broad line of financial products and services to small and medium-sized businesses through full-service banking offices. SCB has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.
Summit’s principal executive offices are located at 300 N. Main Street, Moorefield, WV 26836, its phone number is (304) 530-1000 and its website is www.summitfgi.com.
Summit operates 54 full-service offices — 30 located throughout West Virginia, 9 throughout Maryland, 13 throughout Northern Virginia and 1 office in each of Delaware and Kentucky.
For more information regarding Summit, please see Summit’s Annual Report on Form 10-K for the year ended December 31, 2022, its quarterly report on Form 10-Q for the quarter ended June 30, 2023, and its proxy statement for its 2023 annual meeting of shareholders, each of which are incorporated into this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 176, for details about the material Summit incorporates by reference into this joint proxy statement/prospectus.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 176.
Terms of the Merger
Each of Burke & Herbert’s and Summit’s respective board of directors has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation (such transaction is hereinafter referred to as the merger). Immediately following the merger, SCB will merge with and into B&H Bank, with B&H Bank as the continuing bank (such transaction is hereinafter referred to as the bank merger).
Each share of Summit common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Burke & Herbert or Summit (subject to certain exceptions described in the merger agreement), will be converted into the right to receive 0.5043 shares of Burke & Herbert common stock. Summit shareholders who would otherwise be entitled to a fraction of a share of Burke & Herbert common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Burke & Herbert closing share value.
Each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of Burke & Herbert having rights, preferences, privileges and voting powers and limitations and restrictions that are not materially less or more favorable to the holders of the Summit series 2021 preferred stock (taking into account that Summit will not be the surviving entity in the merger and any adjustment to the right of optional redemption by Burke & Herbert that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve for such preferred stock) and, upon such conversion, the Summit series 2021 preferred stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the effective time and no consideration shall be issued in exchange therefor.
Burke & Herbert shareholders are being asked to approve the Burke & Herbert merger proposal and Summit shareholders are being asked to approve the Summit merger proposal. See the section entitled “The Merger Agreement” beginning on page 115 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
As part of the ongoing oversight and management of their respective companies, each of the Burke & Herbert and Summit boards and executive management teams regularly review and assess their respective companies’ long-term strategic goals and opportunities. Each board and management team reviews and assesses their respective companies’ performance and prospects in light of competitive and other relevant developments, as they seek to enhance value for their respective shareholders and deliver the best possible services to their respective customers and communities. For each company, these reviews have included periodic discussions regarding potential transactions that could further their strategic objectives and the potential benefits and risks of any such transactions. For Summit, at certain points in the past, these discussions have resulted in completed strategic transactions.
The boards and executive management teams of Burke & Herbert and Summit have regularly reviewed and assessed various business strategies and objectives and considered various options to enhance shareholder value and the liquidity of their respective companies’ stock, as well as expand product and service offerings to align more closely with the changing demographics and economy in the markets that they serve. With respect to Summit, these reviews and discussions have included possible strategic transactions available to Summit, such as mergers of equals and potential acquisitions of, and business combinations with, other financial institutions.
On September 12, 2021, representatives of D.A. Davidson introduced Bradford E. Ritchie, President of SCB, and Phillip Quintana, SCB’s Regional President for Northern Virginia, to David P. Boyle, President and Chief Executive Officer of Burke & Herbert and B&H Bank, at a dinner event during the Virginia Bankers Association Convention in Charleston, South Carolina. The parties discussed their respective financial institutions, the state of the financial services industry, potential loan participation opportunities and the possibility of considering a merger of equals.
On October 1, 2021, Mr. Boyle met with H. Charles Maddy, III, President and Chief Executive Officer of Summit and Chief Executive Officer of SCB, and Robert S. Tissue, Executive Vice President and Chief Financial Officer of Summit and SCB, at Summit’s headquarters in Moorefield, West Virginia to discuss the respective banks, loan participations and whether there was desire to explore a merger of equals. In this discussion, Mr. Boyle proposed that the continuing corporation would (i) retain the Burke & Herbert brand, (ii) maintain a significant portion of its operations in Moorefield, West Virginia, (iii) be led primarily by the current management of Burke & Herbert, (iv) have legacy Burke & Herbert directors hold a majority of the positions on the board of directors of the continuing corporation, and (v) have a pro forma ownership percentage in the continuing corporation at closing for Summit’s common shareholders of approximately 46.0%.
At the Summit board of directors meeting on October 21, 2021, Mr. Maddy reported on the October 1 meeting with Mr. Boyle and the proposed merger terms discussed in that meeting. Following its discussion of Mr. Boyle’s proposal, the Summit board of directors decided not to pursue the proposed merger of equals at the time because the terms were not consistent with the board’s strategic goals for Summit, including the proposed pro forma ownership percentage of Summit’s common shareholders in the continuing corporation and the board’s desire that a merger of equals be structured to retain Summit management in significant roles.
On November 29, 2021, Mr. Maddy met with Mr. Boyle in Alexandria, Virginia to communicate the Summit board’s view with respect to their prior discussions and discuss further the respective businesses, the banking industry generally and the long-term strategic goals of both companies. On February 3, 2022, Mr. Maddy met with Mr. Boyle and Roy E. Halyama, Executive Vice President and Chief Financial Officer of Burke & Herbert, in Alexandria, Virginia and continued discussions regarding the banking industry, the compatibility of the two organizations and a potential merger of equals.
On February 24, 2022, Mr. Maddy reported to the Summit board of directors that discussions continued with Burke & Herbert regarding a potential merger of equals. The Summit board of directors discussed a variety of aspects of the potential merger and Burke & Herbert, including the fact that Burke & Herbert’s headquarters in Alexandria, Virginia and footprint in the greater Washington, D.C. metropolitan area place Burke & Herbert in a desirable growth market. The Summit board of directors noted that following the initial discussion with Mr. Boyle regarding potential merger terms, Mr. Boyle indicated that he recognized Summit’s low overhead expense as a core strength and indicated a continued willingness to keep a significant portion of the continuing corporation’s operations in Moorefield, West Virginia. The Summit board authorized Summit management to further investigate a potential merger of equals with Burke & Herbert.
On February 24, 2022, Mr. Boyle reported to the Burke & Herbert board of directors that discussions had occurred with Summit regarding a potential merger of equals. The Burke & Herbert board of directors discussed a variety of aspects of the potential merger and Summit, including the fact that Summit’s attractive geographic footprint included markets that Burke & Herbert has not historically served but had evaluated for future expansion opportunities as well as Summit’s low operational overhead and access to low-cost deposits. The Burke & Herbert board authorized Burke & Herbert management to further investigate a merger of equals with Summit.
On March 8, 2022, Summit and Burke & Herbert received preliminary pro forma information regarding a potential merger of equals between the two companies compiled by D.A. Davidson, which would subsequently be engaged by Summit to act as its financial advisor.

On March 24, 2022, Mr. Maddy provided the Summit board of directors with an update on discussions with Burke & Herbert and indicated that D.A. Davidson had recently compiled preliminary pro forma information regarding a potential merger of equals between the two companies. Following its discussion, the Summit board affirmed its interest in pursuing a potential merger of equals with Burke & Herbert.
Also on March 24, 2022, Mr. Boyle informed the Burke & Herbert board that conversations with Summit concerning a merger of equals were continuing.
Messrs. Boyle and Halyama met with Messrs. Maddy and Tissue on March 28, 2022 at Summit’s corporate offices in Moorefield, West Virginia to discuss further the terms of a potential merger of equals. At this meeting, the representatives of the parties were unable to reach consensus on the financial terms of the potential merger, including the pro rata ownership of the continuing corporation among the two shareholder groups, corporate governance terms, and key management roles, and conversations regarding a potential merger of equals transaction between the companies stalled.
On May 17, 2022, a representative of D.A. Davidson met with Messrs. Maddy and Tissue in Moorefield, West Virginia to revisit the potential terms of and prospects with respect to a potential merger of equals between Summit and Burke & Herbert.
On June 23, 2022, Mr. Boyle provided the Burke & Herbert board of directors with an update regarding the discussions with Summit, including that no consensus was reached on significant aspects of the proposed transaction and that communications had again stalled.
On August 24, 2022, representatives of D.A. Davidson communicated the information discussed with Messrs. Maddy and Tissue on May 17, 2022 to Messrs. Boyle and Halyama and sought to obtain their views with respect to the potential merger of equals.
Messrs. Maddy and Tissue met with a representative of D.A. Davidson again on October 5, 2022, in Louisville, Colorado and discussed a framework for a potential merger of equals between Summit and Burke & Herbert and social and governance aspects related to such a merger.
In mid-January 2023, representatives of D.A. Davidson spoke separately with Mr. Tissue and Messrs. Boyle and Halyama, each of whom indicated their institution’s willingness to consider reengaging in conversations with respect to a potential merger of equals.
On January 26, 2023, Mr. Maddy reported to the Summit board of directors that he had recently been contacted by Mr. Boyle, who stated that he would like to have another meeting with Messrs. Maddy and Tissue regarding a potential merger of equals. Mr. Boyle indicated that Burke & Herbert was in the process of being listed on the Nasdaq stock exchange. Following its discussion, the Summit board instructed Summit management to continue discussions regarding a potential merger of equals with Burke & Herbert.
On February 28, 2023, Messrs. Maddy and Tissue met with Messrs. Boyle and Halyama at Summit’s branch office in Winchester, Virginia. During this meeting, Mr. Boyle proposed broad merger terms, including a potential pro forma ownership range for Summit’s common shareholders in the continuing corporation that would be closer to 50% than previously proposed.
On March 6, 2023, Messrs. Tissue and Halyama met in Alexandria, Virginia to discuss the business operations and systems of the two companies and their respective business philosophies.
Mr. Maddy reported the substance of the February 28 meeting to the Summit board of directors on March 23, 2023. The Summit board of directors agreed to reengage in discussions with Burke & Herbert regarding a potential merger of equals, beginning with a meeting among certain members of each of the respective boards to be held in April 2023.
Messrs. Maddy and Tissue convened a meeting with Messrs. Boyle and Halyama and four respective board representatives of each of Summit and Burke & Herbert in Haymarket, Virginia on April 25, 2023. Burke & Herbert’s common stock began trading on the Nasdaq Capital Market on April 26, 2023.

On April 27, 2023, the Summit board of directors discussed the April 25 joint meeting, including the similar business cultures and philosophies of the two companies, and considered the potential terms of the proposed merger, including the management of the continuing corporation, the headquarters of the continuing corporation and the continuing bank, and the fact that a significant portion of the operations of the continuing bank were expected to remain in Moorefield, West Virginia following completion of the proposed merger. The Summit board also discussed the potential impact of having a larger market capitalization for the continuing corporation. Following such discussion, the Summit board of directors unanimously authorized Summit management to continue discussions with the goal of developing a term sheet between the parties.
Also on April 27, 2023, Mr. Boyle updated the Burke & Herbert board of directors with respect to the discussions with Summit. At such meeting, the Burke & Herbert board of directors discussed the potential terms of the merger including the proposed ownership split in the continuing corporation upon completion of the merger, the management of the continuing corporation, the headquarters of the continuing corporation and the continuing bank, and the fact that a significant portion of the operations of the continuing bank would remain in Moorefield, West Virginia following completion of the proposed merger. Following such discussion, the Burke & Herbert board of directors unanimously authorized Burke & Herbert management to continue discussions with the goal of developing a term sheet between the parties.
Burke & Herbert presented a non-binding preliminary term sheet to Summit on May 2, 2023.
On May 12, 2023, Burke & Herbert and Summit executed a mutual nondisclosure agreement in connection with the proposed transaction to facilitate potential due diligence between the parties.
On May 18, 2023, the Burke & Herbert board of directors met to discuss the terms of the non-binding preliminary term sheet, merger of equals transactions generally and the proposed merger with Summit. Representatives of Burke & Herbert’s financial advisor, KBW, and Burke & Herbert’s counsel, Troutman Pepper Hamilton Sanders LLP (“Troutman Pepper”), also participated in this meeting. Troutman Pepper discussed the board’s fiduciary duties and the standard of director conduct under Virginia law in the context of a merger of equals. The Burke & Herbert board of directors authorized Burke & Herbert’s management to continue to negotiate the proposed merger of equals with Summit on the terms and conditions indicated in the preliminary, non-binding term sheet.
On May 25, 2023, the Summit board of directors reviewed the terms of the non-binding preliminary term sheet, including the anticipated continuing corporation ownership range of 48.00% to 49.50% for Summit common shareholders following the proposed merger, the proposed composition of the board of directors of the continuing corporation, seven seats of which would be allocated to Summit directors and eight of which would be allocated to Burke & Herbert directors, anticipated senior management roles for the continuing corporation and the continuing bank, including key roles for Messrs. Maddy and Tissue, the maintenance of a significant portion of the operations of the continuing bank in Moorefield, West Virginia, and employee retention following the merger. The Summit board also discussed Burke & Herbert’s recent share price, anticipated deal protections and other general potential risks related to the proposed merger of equals. Following the discussion, the Summit board of directors unanimously approved the non-binding term sheet. Thereafter, Mr. Maddy communicated this news to Mr. Boyle.
On May 26, 2023, Mr. Boyle updated the Burke & Herbert board of directors at a telephonic meeting with respect to the Summit approval of the non-binding term sheet and reviewed the terms contained therein.
On May 30, 2023, Summit and Burke & Herbert executed the non-binding term sheet, which included a potential pro forma ownership range for Summit’s common shareholders in the combined corporation of 48.00% to 49.50%.
On May 31, 2023, Summit engaged D.A. Davidson to serve as its financial advisor with respect to the proposed merger of equals with Burke & Herbert.
Throughout June 2023, Summit and Burke & Herbert conducted a thorough due diligence review of the other company’s operations, assets and liabilities. Summit and Burke & Herbert jointly engaged a third-party consultant with expertise in bank merger transactions to perform targeted due diligence of each party’s loan portfolio. On June

6, 2023, Messrs. Boyle and Halyama and Burke & Hebert’s vice chair S. Laing Hinson met with Messrs. Maddy and Tissue and Summit’s chair Oscar M. Bean in Front Royal, Virginia to discuss the potential surviving corporation’s culture, corporate systems, governance, management team, board composition, and the steps necessary to reach a definitive agreement with respect the proposed merger of equals. On June 22, 2023, Messrs. Boyle and Halyama met with Messrs. Maddy and Tissue in Ashburn, Virginia and preliminarily agreed on the personnel who would fill certain top management positions for the continuing corporation.
On June 23, 2023, Troutman Pepper circulated an initial draft of the merger agreement to Summit’s counsel, Bowles Rice LLP (“Bowles Rice”).
During its regular board meetings on June 29, 2023 and July 27, 2023, Summit management provided the Summit board of directors with updates on the status of negotiations with Burke & Herbert and the due diligence process. The board considered market trends, the recent financial performance of Summit and Burke & Herbert and recent developments with respect to the stock prices of Summit and Burke & Herbert. The board supported management’s negotiating positions in the ongoing discussions with Burke & Herbert, particularly management’s position that, in light of the recent decline in Burke & Herbert’s stock price, Summit shareholders should own 49.50% of the continuing corporation, which was the upper end of the range proposed in the non-binding term sheet.
From the period beginning June 23, 2023 through August 23, 2023, representatives of Bowles Rice and Troutman Pepper exchanged several additional drafts of the merger agreement and related transaction documents, and members of Burke & Herbert and Summit executive management, with the assistance of their respective legal and financial advisors, continued to negotiate the outstanding terms of the merger agreement, including at an in-person meeting among Messrs. Maddy and Tissue and Messrs. Boyle and Halyama on August 7, 2023 in Alexandria, Virginia. Negotiations during this period focused, among other things, on the pro rata ownership of the continuing corporation among the two shareholder groups, the personnel from each company who would fill key management positions, the terms of certain employee benefit programs, the number of legacy directors from each company who would comprise the board of directors of the continuing corporation, and deal protection provisions contained in the merger agreement. As a result of these negotiations, certain terms of the transaction reflected in the merger agreement changed from those proposed in the executed, non-binding term sheet, including (i) an increase in the resulting ownership split of the continuing corporation for Summit’s common shareholders to 49.90% ownership of the combined corporation, (ii) an additional Summit director was added to the boards of each of the continuing corporation and the continuing bank, bringing the total to eight continuing directors from each party, and (iii) an additional termination right was added in the event that either party is in receipt of a superior alternative proposal and not in breach of the nonsolicitation covenants. Also, during this period, Burke & Herbert and Summit continued to conduct reciprocal due diligence, including on July 12, 2023, when the parties’ respective credit due diligence was reviewed and discussed on August 15, 2023, when senior management representatives of Summit and Burke & Herbert met in Haymarket, Virginia.
During August 2023, B&H Bank negotiated individual employment agreements with Messrs. Maddy and Tissue, and Bradford E. Ritchie, the President of SCB, in connection with the execution of the merger agreement that would take effect at the closing of the merger. Burke & Herbert believed the retention of these officers was crucial for the continuity required to achieve the strategic benefits of the merger.
On August 16, 2023, the Summit board of directors convened a special meeting to discuss mergers of equals transactions generally and the proposed merger of equals with Burke & Herbert. The Summit board also reviewed certain key terms of the proposed merger agreement. Members of Summit’s senior management team were in attendance and representatives of D.A. Davidson and Bowles Rice also participated in the meeting.
On August 21, 2023, representatives of D.A. Davidson and KBW discussed the computation of the exchange ratio in the merger agreement, which resulted in an exchange ratio of 0.5043 to reflect the pro-rata ownership of the continuing corporation of the two groups of shareholders as agreed upon by the parties.
On August 24, 2023, Summit convened its regular board meeting to discuss the proposed merger with Burke & Herbert and review the terms of the proposed merger agreement and related documents. Members of the Summit senior management team were in attendance and representatives of D.A. Davidson and Bowles Rice also participated in the meeting. The Summit board was provided with copies of the merger agreement, the bank merger agreement, the affiliate agreements and a summary of the material terms of the merger agreement and the proposed merger prepared by Bowles Rice. At this meeting, the Summit board discussed the proposed exchange ratio and operations of the continuing corporation, including key management roles for Summit officers and the continuing corporation’s commitment to an operations center in Moorefield, West Virginia for the continuing bank. The Summit board also discussed the proposed employment arrangements between B&H Bank and each of Messrs. Maddy, Tissue and Ritchie, and the fact that each executive intended to enter into an employment agreement with B&H Bank in connection with the execution of the merger agreement (contingent on closing).
Also at this meeting, representatives of D.A. Davidson reviewed the financial aspects of the proposed merger and rendered to the Summit board of directors an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated August 24, 2023, a copy of which is attached to this joint proxy statement/prospectus as Annex C) to the effect that, as of that date and subject to the procedures followed, assumptions made and matters considered, and qualifications and limitations on the review undertaken by D.A. Davidson as set forth in such opinion, the exchange ratio was fair, from a financial point of view, to the holders of Summit common stock. Representatives of Bowles Rice discussed the terms of the merger agreement, the bank merger agreement, the affiliate agreements and related transaction documents with the Summit board, and updated the Summit board with respect to negotiations on the terms of the merger and discussed the board’s fiduciary duties and the standard of director conduct under West Virginia law. Members of Summit’s senior management team reviewed the strategic benefits of the proposed merger with Burke & Herbert, including the business and financial prospects of the continuing corporation, along with the social and economic effects of the proposed merger on Summit’s employees, depositors and customers and the communities in which Summit operates.
After considering the proposed terms of the merger agreement and the mergers and the related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Summit board of directors, including the factors described under the section of this joint proxy statement/prospectus entitled “The Merger—Summit’s Reasons for the Merger and Recommendation of the Summit Board” on page 76, the Summit board determined that the merger agreement, including the merger and the other transactions contemplated thereby, was in the best interests of Summit and its shareholders, and the Summit board unanimously approved and adopted the merger agreement and the mergers and the other transactions contemplated thereby. Immediately thereafter, the SCB board of directors unanimously approved and adopted the bank merger agreement and unanimously approved the bank merger.
On August 24, 2023, the Burke & Herbert board of directors convened a special meeting to discuss the proposed merger with Summit and review the terms of the proposed merger agreement and related documents. Members of the Burke & Herbert senior management team were in attendance and representatives of KBW and Troutman Pepper also participated in the meeting. The Burke & Herbert board was provided with copies of the merger agreement, the bank merger agreement, the affiliate agreements and a summary of the material terms of the merger agreement and the proposed merger prepared by Troutman Pepper. At this meeting, the Burke & Herbert board discussed the terms of the proposed merger and the strategic reasons for the merger, including the prospects for growth of the combined company and the cultural similarities between the two companies that would be expected to facilitate an efficient and effective integration. The Burke & Herbert board also discussed the proposed employment arrangements between B&H Bank and each of Messrs. Maddy, Tissue and Ritchie, and the fact that each executive intended to enter into an employment agreement with B&H Bank in connection with the execution of the merger agreement (contingent on closing).
Also at this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Burke & Herbert board of directors an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated August 24, 2023, a copy of which is attached to this joint proxy statement/prospectus as Annex B) to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Burke & Herbert. Troutman Pepper discussed the terms of the merger agreement, the bank merger agreement, the affiliate agreements and related transaction documents with the Burke & Herbert board, and updated the Burke & Herbert board with respect to certain due diligence matters and the negotiations on the terms of the merger, and summarized the prior discussion regarding the board’s fiduciary duties and the standard of director conduct under Virginia law. Members of Burke & Herbert’s senior management team reviewed the strategic benefits of the proposed merger with Summit, including the business and financial prospects of the continuing corporation, along with the operational, social and economic effects of the proposed merger on Burke & Herbert’s employees, depositors and customers and the communities in which Burke & Herbert operates.
After considering the proposed terms of the merger agreement and the mergers and the related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Burke & Herbert board of directors, including the factors described under the section of this joint proxy statement/prospectus entitled “—Burke & Herbert’s Reasons for the Merger and Recommendation of the Burke & Herbert Board” on page 62, the Burke & Herbert board determined that the merger agreement, including the mergers and the other transactions contemplated thereby, was in the best interests of Burke & Herbert and its shareholders, and the Burke & Herbert board unanimously approved and adopted the merger agreement and the mergers and the other transactions contemplated thereby. Immediately thereafter, the B&H Bank board of directors unanimously approved and adopted the bank merger agreement and unanimously approved the bank merger.
Following the meetings of the Burke & Herbert and Summit boards and the close of markets on August 24, 2023, Burke & Herbert and Summit executed the merger agreement. Each director of Burke & Herbert and Summit executed an affiliate agreement containing voting obligations with respect to the proposed merger and certain additional support commitments, and Messrs. Maddy, Tissue and Ritchie each executed an individual employment agreement (contingent on completion of the merger) with B&H Bank. Burke & Herbert and Summit issued a joint press release announcing the execution of the merger agreement.
Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors
After careful consideration, the Burke & Herbert board of directors, at a special meeting on August 24, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Burke & Herbert common stock, are advisable and fair to and in the best interests of Burke & Herbert and its shareholders, (ii) approved and adopted the merger agreement, and the transactions contemplated thereby (including the merger, the issuance of Burke & Herbert common stock, and the bank merger) and (iii) recommended the approval by Burke & Herbert shareholders of the Burke & Herbert merger proposal and the other matters to be voted on at the Burke & Herbert special meeting.
In reaching this decision, the Burke & Herbert board of directors evaluated the merger agreement, the bank merger and the other matters contemplated by the merger agreement in consultation with Burke & Herbert’s senior management, as well as with Burke & Herbert’s legal and financial advisors, and considered a number of factors, including the following:
•each of Burke & Herbert’s and Summit’s business, operations, financial condition, asset quality, earnings and prospects;
•the strategic rationale for the merger, which will enhance Burke & Herbert’s ability to deliver products and services currently offered by both Burke & Herbert and Summit, including consumer and commercial lending and other banking products and services as well as wealth management services, and will enable the continuing corporation to grow and expand customer relationships by offering new customers and existing customers of Burke & Herbert and Summit a broader set of products and services through an expanded market footprint;
•the effectiveness of the merger as a method of implementing and accelerating Burke & Herbert’s strategies for growing and expanding the communities it is able to serve and support;
•the anticipated pro forma financial impact of the merger on Burke & Herbert, including the tangible book value dilution that has the potential to be earned back following completion of the merger, as well as the positive impact on earnings, earnings per share, returns on assets and on equity, asset quality, balance sheet diversity, funding costs and potential capital generation, including that the transaction is estimated to be accretive from an earnings per share perspective (prior to the impact of nonrecurring transaction costs) for the continuing corporation in the first full year after completion;
•the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Burke & Herbert’s potential growth, development, productivity and strategic options both with and without the merger;
•the expanded possibilities for growth that would be available to Burke & Herbert as a result of the merger, giving it a larger asset, deposit and capital base, and expanding its current footprint in Virginia while also giving it access to markets and an opportunity for growth in West Virginia, Maryland, Delaware, and Kentucky;
•the belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, target markets, client service, credit, risk management, community commitment, local decision-making and its belief that the complementary cultures will facilitate the successful integration of the two companies and the implementation of the merger;
•the complementary nature of Burke & Herbert’s and Summit’s products, which Burke & Herbert believes should provide the opportunity to mitigate risks, generate additional capital and increase potential returns;
•the expectation of operating efficiencies and cost synergies resulting from the merger and the likelihood that they would be achieved after the merger;
•the expectation that the merger will offer potential revenue synergies, including opportunities to enhance non-interest income growth across multiple business lines;
•the fact that the merger is expected to increase shareholder value, including through increased liquidity of Burke & Herbert common stock;
•its review and discussions with Burke & Herbert’s senior management concerning Burke & Herbert’s due diligence examination of Summit, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio, legal and regulatory compliance programs and prospects;
•its understanding that Burke & Herbert shareholders will own approximately 50% of the continuing corporation’s common stock;
•the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Summit shareholders as a result of possible increases or decreases in the trade price of Summit common stock or Burke & Herbert common stock following the announcement of the merger, which the Burke & Herbert board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the proposed transaction;
•its expectation that the requisite regulatory approvals could be obtained in a timely fashion;
•the fact that Burke & Herbert’s shareholders will have the opportunity to vote to approve the Burke & Herbert merger proposal;
•the fact that eight of sixteen total directors of the continuing corporation will be current members of the Burke & Herbert board of directors;
•the fact that current senior officers of Burke & Herbert will continue to have senior management roles at the continuing corporation;

•the fact that Burke & Herbert’s current administrative headquarters in Alexandria, Virginia will remain the headquarters for Burke & Herbert and B&H Bank;
•the fact that Burke & Herbert’s bylaws will be amended to preserve certain corporate governance arrangements of the continuing corporation (including the allocation of directors between Burke & Herbert and Summit) for a period of at least two years following the date of the next annual meeting after the closing of the merger;
•the opinion, dated August 24, 2023, of KBW to Burke & Herbert’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Burke & Herbert of the exchange ratio in the merger, as more fully described below under “—Opinion of Burke & Herbert’s Financial Advisor”; and
•its review with Burke & Herbert’s outside legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions.
The Burke & Herbert board of directors also considered potential risks related to the proposed transaction. The board concluded that the anticipated benefits of combining with Summit were likely to outweigh these risks substantially. These potential risks included:
•the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Burke & Herbert and Summit operate businesses;
•the costs to be incurred in connection with the merger and the integration of Summit’s business into Burke & Herbert’s and the possibility that the proposed transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•the possibility that the anticipated pro forma impact of the merger on Burke & Herbert will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions, including as a result of sustained market volatility, additional bank failures or significant changes in interest rates;
•the impact of anticipated purchasing accounting adjustments to reflect the assets and liabilities that will be acquired from Summit at a preliminary estimate of their fair value, on the anticipated pro forma tangible book value and regulatory capital levels of Burke & Herbert and B&H Bank;
•the possibility of encountering difficulties in achieving anticipated cost savings in the amounts currently estimated or within the time frame currently contemplated;
•the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Burke & Herbert and Summit and B&H Bank and SCB;
•the risk of losing key Burke & Herbert or Summit employees during the pendency of the merger and following the closing;
•the possible diversion of management focus and resources from the operation of Burke & Herbert’s business while working to implement the proposed transaction and integrate the two companies;
•the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of Burke & Herbert common stock or Summit common stock, the value of the shares of Burke & Herbert common stock to be issued to Summit shareholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•the risk that the regulatory and other approvals required in connection with the merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Burke & Herbert following the completion of the merger;
•the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction;
•the potential for legal claims challenging the merger; and
•the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” in this joint proxy statement/prospectus on pages 32 and page 29, respectively.
The foregoing discussion of the information and factors considered by the Burke & Herbert board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Burke & Herbert board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, including through discussions with Burke & Herbert’s management and Burke & Herbert’s outside financial and legal advisors, and overall considered the factors to support its determination.
For the reasons set forth above, the Burke & Herbert board of directors determined that the merger agreement and the transactions contemplated thereby (including the bank merger) are advisable and fair to and in the best interests of Burke & Herbert and its shareholders.
Certain of Burke & Herbert’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of Burke & Herbert’s shareholders generally, as discussed under the caption “—Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger,” below. The Burke & Herbert board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Burke & Herbert shareholders.
It should be noted that this explanation of the reasoning of the Burke & Herbert board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 29.
Opinion of Burke & Herbert’s Financial Advisor
Burke & Herbert engaged KBW to render financial advisory and investment banking services to Burke & Herbert, including an opinion to the Burke & Herbert board as to the fairness, from a financial point of view, to Burke & Herbert of the exchange ratio in the proposed merger. Burke & Herbert selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed merger. As part of its investment banking business, KBW is continually engaged in the valuation of banks and bank holding companies and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Burke & Herbert board held on August 24, 2023 at which the Burke & Herbert board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Burke & Herbert board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Burke & Herbert. The Burke & Herbert board of directors approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Burke & Herbert board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Burke & Herbert. It did not address the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement or constitute a recommendation to the Burke & Herbert board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Burke & Herbert common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Burke & Herbert and Summit and bearing upon the merger, including, among other things:
•an execution version of the merger agreement dated as of August 24, 2023;
•the audited financial statements for the three fiscal years ended December 31, 2022 of Burke & Herbert (contained in the Burke & Herbert Form 10 registration statement filed with the SEC on April 21, 2023);
•the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023 of Burke & Herbert;
•the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of Summit;
•the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023 of Summit;
•certain regulatory filings of Burke & Herbert and Summit and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2022 as well as the quarters ended March 31, 2023 and June 30, 2023;
•certain other interim reports and other communications of Burke & Herbert and Summit to their respective shareholders; and
•other financial information concerning the respective businesses and operations of Burke & Herbert and Summit furnished to KBW by Burke & Herbert and Summit or which KBW was otherwise directed to use for purposes of its analysis.
KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•the historical and current financial position and results of operations of Burke & Herbert and Summit;
•the assets and liabilities of Burke & Herbert and Summit;
•the nature and terms of certain other merger transactions and business combinations in the banking industry;

•a comparison of certain financial and stock market information of Burke & Herbert and Summit with similar information for certain other companies, the securities of which are publicly traded;
•publicly available consensus “street estimates” of Summit, as well as certain adjustments thereto and assumed long-term growth rates for Summit provided to KBW by Burke & Herbert management, all of which information was discussed with KBW by Burke & Herbert management and used and relied upon by KBW at the direction of such management and with the consent of the Burke & Herbert board;
•financial and operating forecasts and projections of Burke & Herbert that were prepared by Burke & Herbert management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Burke & Herbert board; and
•estimates regarding certain pro forma financial effects of the merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Burke & Herbert management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Burke & Herbert board.
KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of Burke & Herbert and Summit regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon Burke & Herbert management as to the reasonableness and, as applicable, the achievability of the publicly available consensus “street estimates” of Summit, the adjustments thereto, the assumed long-term growth rates for Summit, the financial and operating forecasts and projections of Burke & Herbert, and the estimates regarding certain pro forma financial effects of the merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Summit referred to above, that such estimates were consistent with the best currently available estimates and judgments of Burke & Herbert management and that the forecasts, projections and estimates reflected in such information (as adjusted by Burke & Herbert management in the case of the publicly available consensus “street estimates” of Summit) would be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of Burke & Herbert and Summit that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Summit, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of Burke & Herbert and with the consent of the Burke & Herbert board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Burke & Herbert or Summit since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Burke & Herbert’s consent, that the aggregate allowances for loan and lease losses for each of Burke & Herbert and Summit are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Burke & Herbert or Summit, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Burke & Herbert or Summit under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Burke & Herbert and Summit of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Burke & Herbert and Summit, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect from the execution version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Summit common stock;
•that the representations and warranties of each party in the merger agreement and in all related documents referred to in the merger agreement were true and correct;
•that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Burke & Herbert, Summit or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.
KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Burke & Herbert that Burke & Herbert relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Burke & Herbert, Summit, the merger and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Burke & Herbert. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding preferred stock and other securities of Summit in the merger, any consequences of the merger or any related transaction to Burke & Herbert, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention bonus, charitable, consulting, affiliate, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to KBW through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect the conclusion reached in KBW’s opinion and that KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•the underlying business decision of Burke & Herbert to engage in the merger or enter into the merger agreement;
•the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Burke & Herbert or the Burke & Herbert board;
•any business, operational or other plans with respect to Summit or the pro forma entity that may be currently contemplated by Burke & Herbert or the Burke & Herbert board or that may be implemented by Burke & Herbert or the Burke & Herbert board subsequent to the closing of the merger;
•the fairness of the amount or nature of any compensation to any of Burke & Herbert’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Burke & Herbert common stock or relative to the exchange ratio;
•the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Burke & Herbert, Summit or any other party to any transaction contemplated by the merger agreement;
•the actual value of Burke & Herbert common stock or shares of newly created preferred stock of Burke & Herbert to be issued in connection with the merger;
•the prices, trading range or volume at which Burke & Herbert common stock or Summit common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Burke & Herbert common stock would trade following the consummation of the merger;
•any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•any legal, regulatory, accounting, tax or similar matters relating to Burke & Herbert, Summit, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.
In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Burke & Herbert and Summit. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Burke & Herbert board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Burke & Herbert board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Burke & Herbert and Summit and the decision of Burke & Herbert to enter into the merger agreement was solely that of the Burke & Herbert board of directors.
The following is a summary of the material financial analyses provided by KBW to the Burke & Herbert board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation materials provided by KBW to the Burke & Herbert board, but summarizes the material analyses performed and provided in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $25.20 per share of outstanding Summit common stock, or approximately $371.5 million in the aggregate (inclusive of the implied value of unvested restricted stock unit awards and outstanding in-the-money stock appreciation rights of Summit), based on the 0.5043x exchange ratio in the proposed merger and the closing price of Burke & Herbert common stock on August 23, 2023. In addition to the financial analyses described below, KBW reviewed with the Burke & Herbert board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the proposed merger of $25.20 per share of outstanding Summit common stock) of 6.5x Summit’s estimated 2023 earnings per share (“EPS”) using publicly available consensus “street estimates” of Summit.
Burke & Herbert and Summit Selected Companies Analysis
Using publicly available information, KBW compared the financial performance, financial condition and market performance of Burke & Herbert and Summit to 12 selected publicly-traded banks headquartered in Kentucky, Maryland, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia with total assets between $2.5 billion and $5.0 billion. Merger targets, mutual holding companies and companies with total assets over $5.0 billion pro forma for pending or recently completed transactions were excluded from the selected companies.
The selected companies were as follows (shown in descending order of total assets by column):

Southern BancShares (N.C.), Inc.	First Community Bankshares, Inc.
HomeTrust Bancshares, Inc.	MVB Financial Corp.
Carter Bankshares, Inc.	Blue Ridge Bankshares, Inc.
Primis Financial Corp.	Farmers & Merchants Bancorp, Inc.
Peoples Financial Services Corp.	Orrstown Financial Services, Inc.
Civista Bancshares, Inc.	Citizens Financial Services, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of August 23, 2023. KBW also used 2023 and 2024 EPS estimates taken from financial forecasts and projections of Burke & Herbert provided by Burke & Herbert management and publicly available consensus “street estimates” for Summit and the selected companies to the extent publicly available (consensus “street” estimates were not publicly available for two of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Total Capital Ratio was also not then publicly available for two of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in Burke & Herbert’s and Summit’s historical financial statements, or the data presented under the section “The Merger — Opinion of Summit’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Burke & Herbert, Summit and the selected companies:

				Selected Companies
	Burke & Herbert	Summit		Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	0.68%	1.30%	(2)	0.70%	0.95%	0.70%	1.18%
MRQ Core Return on Average Tangible Common Equity(1)	8.4%	17.8%	(2)	9.0%	13.1%	10.7%	14.3%
MRQ Net Interest Margin	2.86%	3.88%		3.26%	2.94%	2.63%	3.85%
MRQ Fee Income / Revenue(3)	16.6%	12.0%		18.9%	17.6%	15.3%	21.6%
MRQ Efficiency Ratio	73.9%	47.9%		70.7%	66.7%	80.8%	61.9%
__________________
(1)Core income after taxes and before extraordinary items; excluded gain on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence; excluded CECL day-2 provision related to recent acquisition in the case of Citizens Financial Services, Inc.
(2)Excluded CECL day-2 provision related to acquisition of PSB Holding Corp.
(3)Excluded gains/losses on sale of securities.
KBW’s analysis also showed the following concerning the financial condition of Burke & Herbert, Summit and, to the extent publicly available, the selected companies:

				Selected Companies
	Burke & Herbert	Summit		Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.13%	7.19%	(1)	7.55%	7.46%	6.61%	7.90%
Leverage Ratio	11.20%	8.40%		9.32%	9.27%	8.74%	9.89%
Total Capital Ratio	18.71%	13.30%		13.06%	12.86%	11.99%	14.32%
Loans / Deposits	66.6%	95.1%		90.7%	92.5%	88.4%	95.5%
Loan Loss Reserves / Loans	1.30%	1.29%		1.35%	1.25%	1.09%	1.34%
Nonperforming Assets / Loans + OREO	0.15%	0.45%		1.47%	0.62%	0.78%	0.31%
MRQ Net Charge-offs / Average Loans	0.02%	0.44%		0.17%	0.07%	0.15%	(0.01%)
__________________
(1)TCE/TA ratio of 7.06% if including held to maturity securities mark.

In addition, KBW’s analysis showed the following concerning the market performance of Burke & Herbert, Summit and, to the extent publicly available, the selected companies:

			Selected Companies
	Burke & Herbert	Summit	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	(2.5%)	(18.9%)	(20.5%)	(19.4%)	(33.2%)	(12.7%)
One-Year Total Return	0.7%	(16.1%)	(18.4%)	(18.2%)	(31.3%)	(10.0%)
Year-to-Date Stock Price Change	(29.3%)	(4.8%)	(13.9%)	(14.2%)	(25.8%)	(4.7%)
Price / Tangible Book Value per Share	1.28x	1.08x	1.14x	1.18x	0.96x	1.25x
Price / 2023 EPS Estimate	14.7x	6.1x	10.3x	11.0x	7.9x	11.9x
Price / 2024 EPS Estimate	11.5x	5.8x	9.3x	7.8x	7.1x	11.2x
Dividend Yield	4.2%	3.4%	2.7%	3.5%	1.4%	3.7%
LTM Dividend Payout Ratio	41.8%	20.6%	28.4%	34.1%	11.2%	39.9%
No company used as a comparison in the above selected companies analysis is identical to Burke & Herbert or Summit. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis
KBW reviewed publicly available information related to six selected U.S. whole bank and thrift transactions announced since December 31, 2020 with announced deal values between $100 million and $1.5 billion and pro forma ownership of the acquired company’s shareholders in the combined company of 40% or greater. Terminated transactions were excluded from the selected transactions.
The selected transactions were as follows:

Acquirer	Acquired Company
LINKBANCORP, Inc.	Partners Bancorp
Shore Bancshares, Inc.	The Community Financial Corporation
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
CBTX, Inc.	Allegiance Bancshares, Inc.
Shore Bancshares, Inc.	Severn Bancorp, Inc.
Dime Community Bancshares, Inc.	Bridge Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective transaction:
•Price per common share to tangible book value per share of the acquired company;
•Price per common share to tangible book value per share of the acquired company divided by the closing stock price per share to tangible book value per share of the acquirer, referred to as pay to trade;
•Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;
•Price per common share to LTM EPS of the acquired company; and

•Price per common share to estimated forward EPS of the acquired company in the four selected transactions in which consensus “street estimates” for the acquired company were available at announcement.
KBW also reviewed the price per common share paid for the acquired company as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $25.20 per outstanding share of Summit common stock and using historical financial information for Summit as of or for the 12-month period ended June 30, 2023, publicly available consensus “street estimates” for Summit’s estimated 2024 EPS, adjustments thereto provided by Burke & Herbert management and the closing price of Summit common stock on August 23, 2023.
The results of the analysis are set forth in the following:

Selected Transactions
	Burke & Herbert / Summit	75th Percentile	Average	Median	25th Percentile
Price / Tangible Book Value per Share	1.15x	1.52x	1.37x	1.42x	1.33x
Pay to Trade	0.90x	1.16x	1.16x	1.14x	1.07x
Core Deposit Premium	1.4%	4.3%	4.3%	5.1%	3.7%
Price / LTM EPS	6.5x	14.3x	14.3x	13.7x	11.6x
Price / FWD EPS	6.1x(1) / 6.9x(2)	12.1x	10.8x	10.6x	9.4x
One-Day Market Premium	6.3%	16.9%	13.6%	10.3%	4.8%
__________________
(1)Based on publicly available consensus “street estimates”
(2)Based on publicly available consensus “street estimates,” reduced for after-tax loss of income from interest rate hedges per Burke & Herbert management.
No company or transaction used as a comparison in the above selected transaction analysis is identical to Summit or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis
KBW analyzed the relative standalone contribution of Burke & Herbert and Summit to various pro forma balance sheet and income statement items and the combined market capitalization of the continuing corporation. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Burke & Herbert and Summit as of June 30, 2023, (ii) financial forecasts and projections of Burke & Herbert provided by Burke & Herbert management, (iii) publicly available consensus “street estimates” of Summit as well as certain adjustments thereto provided by Burke & Herbert management, and (iv) market price information as of August 23, 2023. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Burke & Herbert shareholders and Summit shareholders in the continuing corporation based on the 0.5043x exchange ratio provided for in the merger agreement:

	Burke & Herbert % of Total	Summit % of Total
Ownership at 0.5043x merger exchange ratio:	50.1%	49.9%
Balance Sheet:
Assets	43.9%	56.1%
Gross Loans Held For Investment	36.0%	64.0%
Deposits	44.6%	55.4%
Tangible Common Equity	47.4%	52.6%
Income Statement:
2023 Estimated Earnings	32.9%	67.1%	(1)
2024 Estimated Earnings	35.1%	64.9%	(1)
2024 Adjusted Estimated Earnings	37.8%	62.2%	(2)
Market Capitalization:
Pre-Deal Market Capitalization	52.0%	48.0%
__________________
(1)Based on publicly available consensus “street estimates” of Summit.
(2)Based on publicly available consensus “street estimates” of Summit, reduced for after-tax loss of income from interest rate hedges per Burke & Herbert management.
Financial Impact Analysis
KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Burke & Herbert and Summit. Using (i) closing balance sheet estimates assumed as of December 31, 2023 for Burke & Herbert provided by Burke & Herbert management and closing balance sheet estimates assumed as of December 31, 2023 for Summit extrapolated from publicly available consensus “street estimates” of Summit, (ii) financial forecasts and projections for Burke & Herbert provided by Burke & Herbert management, (iii) publicly available consensus “street estimates” of Summit as well as certain adjustments thereto and assumed long-term growth rates for Summit provided by Burke & Herbert management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result or be derived from the merger, certain purchase accounting and other merger-related adjustments and restructuring charges assumed with respect thereto and assumptions regarding the sale of interest rate hedges of Summit and the redemption of trust preferred securities of Summit) provided by Burke & Herbert management. KBW analyzed the potential financial impact of the merger on certain projected financial results of Burke & Herbert. This analysis indicated the merger could be accretive to Burke & Herbert’s estimated 2024 EPS and estimated 2025 EPS and could be dilutive to Burke & Herbert’s estimated tangible book value per share at closing assumed as of December 31, 2023. Furthermore, the analysis indicated that, pro forma for the merger, each of Burke & Herbert’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of December 31, 2023 could be lower. For all of the above analysis, the actual results achieved by Burke & Herbert following the merger may vary from the projected results, and the variations may be material.
Burke & Herbert Dividend Discount Model Analysis
KBW performed a dividend discount model analysis of Burke & Herbert to estimate a range for the implied equity value of Burke & Herbert. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Burke & Herbert provided by Burke & Herbert management, and KBW assumed discount rates ranging from 9.0% to 13.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Burke & Herbert could generate over the period from December 31, 2023 through December 31, 2028 as a standalone company, and (ii) the present value of Burke & Herbert’s implied terminal value at the end of such period. KBW assumed that Burke & Herbert would maintain a common equity tier 1 ratio of 15.0% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Burke & Herbert, KBW applied a range of 8.0x to 12.0x Burke & Herbert’s estimated 2029 earnings. This dividend discount model analysis resulted in a range of implied values per share of Burke & Herbert common stock of $45.04 to $66.05.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Burke & Herbert or the pro forma continuing corporation.
Summit Dividend Discount Model Analysis
KBW performed a dividend discount model analysis of Summit to estimate a range for the implied equity value of Summit. In this analysis, KBW used publicly available consensus “street estimates” of Summit and assumed long-term growth rates for Summit provided by Burke & Herbert management, and KBW assumed discount rates ranging from 10.0% to 13.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Summit could generate over the period from December 31, 2023 through December 31, 2028 as a standalone company, and (ii) the present value of Summit’s implied terminal value at the end of such period. KBW assumed that Summit would maintain a common equity tier 1 ratio of 10.0% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Summit, KBW applied a range of 8.0x to 12.0x Summit’s estimated 2029 earnings. This dividend discount model analysis resulted in a range of implied values per share of Summit common stock of $31.99 to $50.17.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Summit.
Illustrative Pro Forma Combined Dividend Discount Model Analysis
KBW performed an illustrative dividend discount model analysis of the pro forma continuing corporation. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Burke & Herbert provided by Burke & Herbert management, publicly available consensus “street estimates” for Summit, certain adjustments thereto and assumed long-term growth rates for Summit provided by Burke & Herbert management, and pro forma assumptions (including, without limitation, the cost savings expected to result or be derived from the merger, certain purchase accounting and other merger-related adjustments and restructuring charges assumed with respect thereto and assumptions regarding the sale of interest rate hedges of Summit and the redemption of trust preferred securities of Summit) provided by Burke & Herbert management, and KBW assumed discount rates ranging from 10.0% to 13.0%. An illustrative range for the implied equity value of the pro forma continuing corporation was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma continuing corporation could generate over the period from December 31, 2023 through December 31, 2028, and (ii) the present value of the pro forma continuing corporation’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma continuing corporation maintains a common equity tier 1 ratio of 10.0% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma continuing corporation, KBW applied a range of 8.0x to 12.0x the pro forma continuing corporation’s estimated 2029 earnings. This dividend discount model analysis resulted in an illustrative range of implied values per share of Burke & Herbert common stock of $66.45 to $96.48.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Burke & Herbert or the pro forma continuing corporation.
Miscellaneous
KBW acted as financial advisor to Burke & Herbert in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between each of Burke & Herbert and Summit and a KBW broker-dealer affiliate), may from time-to-time purchase securities from, and sell securities to Burke & Herbert and Summit. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Burke & Herbert or Summit for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, Burke & Herbert has agreed to pay KBW a cash fee equal to 0.80% of the aggregate merger consideration, $500,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Burke & Herbert also agreed to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of the opinion, KBW did not provide investment banking or financial advisory services to Burke & Herbert. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Summit. KBW may in the future provide investment banking and financial advisory services to Burke & Herbert or Summit and receive compensation for such services.
Summit’s Reasons for the Merger; Recommendation of Summit’s Board of Directors
After careful consideration, at a meeting held on August 24, 2023, the Summit board of directors determined that the merger agreement and the transactions contemplated thereby are in the best interests of Summit and its shareholders. Accordingly, the Summit board approved and adopted the merger agreement and unanimously recommended that the Summit shareholders vote “FOR” the Summit merger proposal, the Summit compensation proposal, and the Summit adjournment proposal.
In reaching its decision to approve and adopt the merger agreement and recommend that the Summit shareholders vote “FOR” the Summit merger proposal, the Summit board consulted with the senior management of Summit, as well as Summit’s independent financial and legal advisors, and considered a number of factors, including, without limitation, the following factors which are not presented in order of priority:
•the strategic rationale for the merger, including the ability of the continuing corporation to expand its presence in attractive northern Virginia markets;
•the synergies potentially available in the merger, which would significantly improve Summit’s market position, increase scale to enhance efficiencies and leverage investments in technology, and provide greater revenue growth opportunities and diversification, which would potentially create superior future earnings and prospects for the continuing corporation compared to Summit’s earnings and prospects on a stand-alone basis;
•the Summit board’s belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, target markets, client service, credit, risk profiles, community commitment, local decision-making and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the merger;
•the continuing corporation’s market footprint will be substantially extended and cover a broader and more diverse geographic area in attractive northern Virginia markets;
•the fact that eight of the Summit board’s current directors will join the boards of the continuing corporation and the continuing bank at the completion of the merger and that Summit’s chair will serve as a vice chair of the board of the continuing corporation;
•the fact that, upon the consummation of the merger, senior members of Summit’s management team will continue to have senior management leadership roles at the continuing corporation, including H. Charles Maddy, III serving as the President of the continuing corporation and the continuing bank and Summit’s Executive Vice President & CFO, Robert S. Tissue, serving as Executive Vice President of Financial

Strategy of the continuing corporation and the continuing bank, and other members of Summit’s management team will fill key management roles in the continuing corporation and the continuing bank;
•the location of a significant portion of the operations of the continuing bank in Summit’s headquarters in Moorefield, West Virginia;
•the expanded possibilities for growth that would be available to the continuing corporation, given its larger size, asset base, capital and footprint;
•the relative contributions of assets, liability, equity and earning capacity of Burke & Herbert, B&H Bank, Summit and SCB;
•its knowledge of Summit’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization and as a part of a continuing corporation with Burke & Herbert;
•its review and discussions with Summit’s management and outside advisors concerning Summit’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of Burke & Herbert;
•the stock consideration to be paid to holders of Summit’s common stock and preferred stock;
•the fact that Summit’s shareholders will own approximately 50% of the continuing corporation’s common stock;
•the fact that Summit’s shareholders will become Burke & Herbert shareholders and will continue to share proportionately in the business successes of Summit’s legacy business;
•the minimal employee disruptions expected to result from the combination, particularly given the lack of branch overlap between the two companies;
•the benefits to Summit and SCB’s customers of operating as a significantly larger organization, the wider array of financial products and services that would be available to customers of SCB and the communities served by SCB, including enhancements in products and services, the ability to grow its commercial and residential lending, higher lending limits that would enable the continuing bank to serve customers whose lending relationships were approaching SCB’s legal lending limit, and greater financial resources;
•its view of other strategic alternatives potentially available to Summit, including continuing as a stand-alone company, engaging in a strategic combination with another party or a sale to a potential acquirer, and its belief as to the availability of these alternatives and that any such available alternatives would not deliver the prospective financial and operational benefits that could be achieved in the merger;
•the opinion of D.A. Davidson as to the fairness of the exchange ratio with respect to the merger consideration from a financial point of view to the holders of Summit’s common stock;
•information concerning the financial condition, results of operations and prospects of Burke & Herbert and B&H Bank;
•its review of the material terms of the merger agreement with Summit’s legal counsel, including, the representations and warranties of the parties, the covenants, the board’s ability, under certain circumstances, to consider an unsolicited acquisition proposal, and the board’s ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a termination fee); and
•the significant integration experience of Summit’s executive management team, acquired through various prior acquisitions, which can be leveraged in successfully completing the integration process.

The Summit board also considered a number of potential risks and uncertainties associated with the merger agreement and the transactions contemplated thereby, in connection with its deliberations including, without limitation, the following which are not presented in order of priority:
•the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Summit and Burke & Herbert operate businesses;
•the risk of losing key employees during the pendency of the merger and thereafter;
•the restrictions on the conduct of Summit’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Summit from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;
•certain anticipated merger-related costs;
•the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the continuing corporation following the completion of the merger;
•the risk that, while Summit expects the merger to be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that approval by Summit or Burke & Herbert shareholders may not be obtained and, as a result, the merger may not be consummated;
•the fact that Summit is prohibited from soliciting or pursuing an alternative acquisition proposal after execution of the merger agreement, except in certain limited circumstances, and the fact that Summit would be obligated to pay Burke & Herbert a termination fee of $14,860,000 under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Summit from pursuing such a transaction;
•the possibility of litigation challenging the merger, and the Summit board’s belief that any such litigation would be without merit; and
•the risks of the type and nature described under “Risk Factors.”
The foregoing discussion of the information and factors considered by the Summit board is not intended to be exhaustive, but rather includes the material factors considered by the Summit board. In reaching its decision to approve and adopt the merger agreement, approve the merger and recommend that Summit shareholders approve the Summit merger proposal, the Summit compensation proposal, and the Summit adjournment proposal, the Summit board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Summit board considered all these factors as a whole, including discussions with and questioning of Summit’s senior management and independent financial and legal advisors, and overall considered the factors to be favorable to, and support, its determination to approve and adopt the merger agreement, approve the merger and recommend that Summit shareholders approve the Summit merger proposal.
This explanation of the Summit board’s reasoning and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Summit board approved and adopted the merger agreement, approved the merger, and unanimously recommends that the Summit shareholders vote “FOR” the Summit merger proposal, the Summit compensation proposal, and the Summit adjournment proposal.
Summit shareholders should be aware that directors and executive officers of Summit may have interests in the merger that are different from, or in addition to, those of other Summit shareholders. See “—Interests of Certain Summit Directors and Executive Officers in the Merger.”
Opinion of Summit’s Financial Advisor
On May 31, 2023, Summit entered into an engagement agreement with D.A. Davidson to render financial advisory and investment banking services to Summit. As part of its engagement, D.A. Davidson agreed to assist Summit in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Summit and Burke & Herbert. D.A. Davidson also agreed to provide Summit’s board of directors with an opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of Summit common stock in the proposed merger. Summit engaged D.A. Davidson because D.A. Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Summit and its business. As part of its investment banking business, D.A. Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
On August 24, 2023, the Summit board of directors held a meeting to evaluate the proposed merger. At this meeting, D.A. Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Summit board that, as such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the exchange ratio was fair, from a financial point of view, to the holders of Summit common stock in the proposed merger.
The full text of D.A. Davidson’s written opinion, dated August 24, 2023, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Summit’s shareholders are urged to read the opinion in its entirety.
D.A. Davidson’s opinion speaks only as of the date of the opinion and D.A. Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Summit board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Summit common stock in the proposed merger. The opinion does not address, and D.A. Davidson does not express a view or opinion with respect to, (i) the underlying business decision of Summit to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Summit or the Summit board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Summit, its shareholders or relating to or arising out of the merger. The opinion does not express a view or opinion as to any terms or other aspects of the merger, except for the exchange ratio. Summit and Burke & Herbert determined the exchange ratio through the negotiation process. The opinion does not express any view as to the amount or nature of the compensation to any of Summit’s or Burke & Herbert’s officers, directors or employees, or any class of such persons, relative to the exchange ratio, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by D.A. Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
D.A. Davidson has reviewed the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and consented to the inclusion of its opinion to the Summit board of directors as Annex C to this joint proxy statement/prospectus and to the references to D.A. Davidson and its opinion contained herein. A copy of the consent of D.A. Davidson is attached as Exhibit 99.4 to the registration statement on Form S-4.
In connection with rendering its opinion, D.A. Davidson reviewed, among other things, the following:
•a draft of the merger agreement, dated August 23, 2023;

•certain financial statements and other historical financial and business information about Summit and Burke & Herbert made available to us from published sources and/or from the internal records of Summit and Burke & Herbert that we deemed relevant;
•certain publicly available analyst earnings estimates for Summit for the years ending December 31, 2023 and December 31, 2024 and an estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of Summit;
•certain internal projections for Burke & Herbert for the years ending December 31, 2023, and December 31, 2024, and estimated long-term growth rates for the years thereafter, in each case as discussed with and confirmed by, senior management of Burke & Herbert;
•a comparison of the financial and operating performance of Summit and Burke & Herbert with publicly available information concerning certain other companies that we deemed relevant;
•a comparison of the proposed financial terms of the merger with the publicly available financial terms of certain other transactions that we deemed relevant;
•a comparison of the current and historical market prices and trading activity of Summit common stock with that of certain other publicly-traded companies that we deemed relevant;
•the pro forma financial effects of the merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the merger, in each case as prepared by or at the direction of senior management of Summit and senior management of Burke & Herbert, as approved for our use by Summit;
•the valuation derived by discounting future cash flows and a terminal value of Summit’s business based upon Summit’s internal financial forecasts (such forecasts discussed with and confirmed by senior management of Summit) at discount rates that we deemed appropriate; and
•other such financial studies, analyses, investigations, economic and market information that we considered relevant including discussions with senior management and other representatives and advisors of Summit concerning the business, financial condition, results of operations and prospects of Summit and Burke & Herbert.
In arriving at its opinion, D.A. Davidson assumed and relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to, discussed with or reviewed by or for D.A. Davidson. D.A. Davidson did not independently verify, and did not assume responsibility for independently verifying, such information. D.A. Davidson relied on the assurances of senior management of Summit that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading. D.A. Davidson did not undertake an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Summit. In addition, D.A. Davidson did not assume any obligation to conduct, nor did D.A. Davidson conduct any physical inspection of the properties or facilities of Summit and has not been provided with any reports of such physical inspections. D.A. Davidson assumed that there has been no material change in Summit’s business, assets, financial condition, results of operations, cash flows, or prospects since the date of the most recent financial statements provided to D.A. Davidson.
With respect to the financial projections and estimates (including information relating to the amounts and timing of merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with us, we have been advised by senior management of Summit and senior management of Burke & Herbert that such projections and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of senior management of Summit and senior management of Burke & Herbert as to the future financial performance of Summit and Burke & Herbert and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. We do not assume responsibility for and do not express an opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of senior management of Summit that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.
D.A. Davidson did not make an independent evaluation or appraisal of the loan and lease portfolios, classified loans, other real estate owned or any other specific assets, nor has D.A. Davidson assessed the adequacy of the allowance for loan losses of Summit or Burke & Herbert. D.A. Davidson has not reviewed any individual credit files relating to Summit or Burke & Herbert. D.A. Davidson assumed that the respective allowances for loan losses for both Summit and Burke & Herbert are adequate to cover such losses and will be adequate on a pro forma basis for the continuing corporation. D.A. Davidson did not make an independent evaluation of the quality of Summit’s or Burke & Herbert’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of Summit or Burke & Herbert. D.A. Davidson did not make an independent evaluation of the quality of Summit’s or Burke & Herbert’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of Summit or Burke & Herbert.
D.A. Davidson assumed that all representations and warranties contained in the merger agreement and all related agreements are true and correct in all respects material to D.A. Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification, or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to D.A. Davidson’s analysis. D.A. Davidson has assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on Summit or the contemplated benefits of the merger. Further, D.A. Davidson assumed that the executed merger agreement did not differ in any material respect from the draft merger agreement, dated August 23, 2023.
D.A. Davidson assumed in all respects material to its analysis that Summit and Burke & Herbert will remain as going concerns for all periods relevant to its analysis. D.A. Davidson expresses no opinion regarding the liquidation value of Summit and Burke & Herbert or any other entity. D.A. Davidson’s opinion was necessarily based upon information available to D.A. Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to the Summit board of directors.
D.A. Davidson expresses no view as to, and our opinion does not address, the relative merits of the merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that Summit obtained such advice as it deemed necessary from qualified professionals.
D.A. Davidson expresses no opinion as to the actual value of Burke & Herbert common stock when issued in the merger or the prices at which Burke & Herbert common stock will trade following announcement of the merger or at any future time.
D.A. Davidson has not evaluated the solvency or fair value of Summit or Burke & Herbert under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Summit or Burke & Herbert. D.A. Davidson is not expressing any opinion as to the impact of the merger on the solvency or viability of Summit or Burke & Herbert or the ability of Summit or Burke & Herbert to pay their respective obligations when they come due.
Set forth below is a summary of the material financial analyses performed by D.A. Davidson in connection with rendering its opinion. The summary of the analyses of D.A. Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by D.A. Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.
Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of August 22, 2023, and is not necessarily indicative of market conditions after such date.

Sensitivity Analysis on Burke & Herbert Stock Price – Merger Consideration (Illustrative Example)
D.A. Davidson analyzed the sensitivity of the value of the merger consideration based on movement in Burke & Herbert’s stock price of +/- 20.0% vs. Burke & Herbert’s closing stock price of $49.31, as of August 22, 2023. Assuming Burke & Herbert’s stock price of $49.31, the merger consideration value was $24.87 per share or $366.3 million. Assuming Burke & Herbert’s stock price increased by 20.0%, the merger consideration value would increase to $29.84 per share or $442.6 million. Conversely, assuming Burke & Herbert’s stock price decreased by 20.0%, the merger consideration value would decrease to $19.89 per share or $292.0 million. Additionally, D.A. Davidson analyzed the sensitivity of the merger consideration value based on Burke & Herbert’s 52-week high stock price, 52-week low stock price and various volume weighted-average prices.
Pro Forma Dividends
D.A. Davidson reviewed Burke & Herbert’s dividend yield over the last twelve months, dividend payout ratio over the last five quarters, dividends per share over last five quarters and dividends per share over the next three quarters using internal company estimates, as discussed with and confirmed by senior management of Burke & Herbert. In addition, D.A. Davidson analyzed the amount of pro forma dividends per share that holders of Summit common stock will receive per current Summit share owned on a quarterly and annual basis using the exchange ratio. The results of this analysis are summarized in the table below.

Summit Shareholder Dividends
Issuer	Burke & Herbert
Exchange Ratio	0.5043x

Quarterly
Quarterly Dividends per Share(1)	$0.53
(x) Exchange Ratio	0.5043x
SMMF Shareholder Pro Forma Quarterly Dividends per Share	$0.27

Annual
Annual Dividends(1)	$2.12
(x) Exchange Ratio	0.5043x
SMMF Shareholder PF Annual Dividends per Share	$1.07
SMMF Shareholder Current Annual Dividends per Share(2)	$0.88
$ Increase in Dividends per Share	$0.19
% Increase in Dividends per Share	21.5%
__________________
(1)Financial projections for Burke & Herbert based on internal company estimates in 2023-2025 and growth rate thereafter, as discussed with and confirmed by senior management of Burke & Herbert
(2)SMMF current annual dividends per share based on maximum allowable SMMF quarterly dividends per share as described in the Agreement
Stock Price Performance and Volume of Summit and Burke & Herbert
D.A. Davidson reviewed the history of the reported trading prices and volume of Summit common stock and Burke & Herbert common stock and certain stock indices, including the S&P 500 Index, the S&P U.S. BMI Banks Index and the Nasdaq Bank Index. D.A. Davidson compared the stock price performance of Summit or Burke &

Herbert with the performance of the S&P 500 Index, the S&P U.S. BMI Banks Index and the Nasdaq Bank Index as follows:

Market Performance
	10-Day on 8/9/2023	30-Day on 7/12/2023	60-Day on 5/26/2023	90-Day on 4/14/2023	Year-to-Date on 12/30/2022	Last Twelve Months on 8/22/2022	Last Three Years on 8/21/2020
Burke & Herbert	-5.2%	-9.1%	-41.7%	-36.0%	-30.3%	-3.8%	26.4%
Summit	-0.5%	16.1%	21.5%	24.6%	-4.9%	-19.4%	27.1%
Nasdaq Bank	-8.2%	0.3%	7.4%	2.6%	-22.6%	-28.7%	17.7%
S&P U.S. BMI Banks(1)	-4.8%	-0.6%	6.3%	2.6%	-9.8%	-13.2%	25.8%
S&P 500	-1.8%	-1.9%	4.3%	6.0%	14.3%	6.0%	29.2%
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(1)S&P U.S. BMI Banks Index (includes all Major Exchange (NYSE, NYSE American, Nasdaq) Banks and Thrifts in SNL's coverage universe) data as of 8/22/2023

Burke & Herbert Stock Price & Volume History - Last 60 Days
	Stock Price				Stock Price				Stock Price				Stock Price
Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume
8/22/2023	$49.31	-5.0%	35,895	8/1/2023	$54.73	1.4%	27,414	7/11/2023	$55.49	-5.1%	10,292	6/16/2023	$80.58	-0.6%	30,317
8/21/2323	$51.92	-1.1%	33,086	7/31/2023	$53.99	5.3%	51,579	7/10/2023	$58.50	0.0%	8,613	6/15/2023	$81.09	-1.1%	15,446
8/18/2023	$52.51	1.0%	16,753	7/28/2023	$51.27	-3.1%	32,526	7/7/2023	$58.50	-0.8%	5,980	6/14/2023	$82.00	0.6%	13,170
8/17/2023	$52.01	-0.7%	4,636	7/27/2023	$52.93	1.4%	34,605	7/6/2023	$59.00	-4.6%	14,408	6/13/2023	$81.50	1.0%	15,963
8/16/2023	$52.38	1.3%	30,724	7/26/2023	$52.21	2.4%	20,697	7/5/2023	$61.87	-1.8%	7,884	6/12/2023	$80.70	0.2%	15,868
8/15/2023	$51.71	-4.0%	26,604	7/25/2023	$50.98	0.0%	28,518	7/3/2023	$63.00	-1.9%	9,639	6/9/2023	$80.52	-2.4%	19,643
8/14/2023	$53.88	-0.6%	17,041	7/24/2023	$50.99	0.0%	15,226	6/30/2023	$64.20	-3.5%	26,398	6/8/2023	$82.50	1.9%	18,544
811/2023	$54.19	4.5%	27,784	7/21/2023	$50.97	0.0%	22,860	6/29/2023	$66.55	1.8%	7,177	6/7/2023	$81.00	-1.2%	23,795
8/10/2023	$51.84	-0.3%	13,132	7/20/2023	$50.97	-1.2%	27,719	6/28/2023	$65.36	1.0%	14,635	6/6/2023	$82.00	-0.1%	19,559
8/9/2023	$52.00	0.1%	33,144	7/19/2023	$51.60	-0.7%	50,629	6/27/2023	$64.70	-2.8%	8,772	6/5/2023	$82.05	0.1%	15,206
8/8/2023	$51.93	-0.3%	32,869	7/18/2023	$51.96	-0.1%	49,093	6/26/2023	$66.56	-12.4%	65,638	6/2/2023	$82.00	—%	15,620
8/7/2023	$52.07	-1.0%	7,967	7/17/2023	$52.00	1.0%	32,396	6/23/2023	$75.99	-3.0%	850,991	6/1/2023	$82.00	2.5%	25,958
8/4/2023	$52.60	2.7%	35,847	7/14/2023	$51.49	-4.6%	37,573	6/22/2023	$78.30	-1.0%	116,457	5/31/2023	$80.00	-3.0%	3,553
8/3/2023	$51.21	-4.1%	34,773	7/13/2023	$53.99	-0.4%	21,420	6/21/2023	$79.10	-1.1%	39,466	5/30/2023	$82.50	-2.4%	6,078
8/2/2023	$53.41	-2.4%	24,936	7/12/2023	$54.23	-2.3%	8,095	6/20/2023	$80.00	-0.7%	29,923	5/26/2023	$84.50	-0.6%	9,512

Summit Stock Price & Volume History - Last 60 Days
	Stock Price				Stock Price				Stock Price				Stock Price
Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume	Date	Price	1-Day Change	Volume
8/22/2023	$23.62	-0.7%	23,292	8/1/2023	$23.17	2.7%	40,054	7/11/2023	$20.16	-0.6%	15,702	6/16/2023	$21.25	1.8%	137,261
8/21/2023	$23.79	0.6%	19,389	7/31/2023	$22.56	0.4%	25,443	7/10/2023	$20.28	0.0%	18,872	6/15/2023	$20.88	-0.6%	20,903
8/18/2023	$23.65	-1.3%	37,327	7/28/2023	$22.48	-3.5%	17,876	7/7/2023	$20.28	2.8%	58,923	6/14/2023	$21.00	-0.6%	34,429
8/17/2023	$23.95	-0.4%	21,824	7/27/2023	$23.29	0.0%	21,319	7/6/2023	$19.73	-3.1%	24,017	6/13/2023	$21.13	2.6%	17,244
8/16/2023	$24.04	-1.0%	26,186	7/26/2023	$23.29	3.3%	28,768	7/5/2023	$20.36	-2.1%	26,288	6/12/2023	$20.59	-0.8%	14,141
8/15/2023	$24.29	2.1%	33,629	7/25/2023	$22.54	-1.2%	8,904	7/3/2023	$20.80	0.7%	10,832	6/9/2023	$20.76	-3.2%	12,610
8/14/2023	$23.79	-1.3%	15,609	7/24/2023	$22.81	3.0%	22,073	6/30/2023	$20.66	-4.0%	25,697	6/8/2023	$21.46	-1.0%	28,719
8/11/2023	$24.11	1.6%	17,595	7/21/2023	$22.14	-1.6%	20,803	6/29/2023	$21.51	0.8%	11,886	6/7/2023	$21.67	3.3%	104,337
8/10/2023	$23.74	-0.2%	40,632	7/20/2023	$22.49	1.4%	28,316	6/28/2023	$21.33	-0.4%	13,238	6/6/2023	$20.97	7.2%	27,551
8/9/2023	$23.78	0.9%	21,211	7/19/2023	$22.17	1.7%	21,274	6/27/2023	$21.41	-1.4%	28,117	6/5/2023	$19.56	-3.4%	25,672
8/8/2023	$23.56	-0.2%	20,942	7/18/2023	$21.79	3.6%	15,392	6/26/2023	$21.71	1.6%	47,723	6/2/2023	$20.25	6.0%	17,404
8/7/2023	$23.60	1.5%	12,300	7/17/2023	$21.03	2.8%	19,726	6/23/2023	$21.36	3.4%	129,209	6/1/2023	$19.11	0.3%	12,222
8/4/2023	$23.26	-1.1%	17,643	7/14/2023	$20.45	-1.2%	9,147	6/22/2023	$20.66	-1.7%	14,547	5/31/2023	$19.06	-2.8%	17,183
8/3/2023	$23.53	0.3%	16,313	7/13/2023	$20.69	1.5%	14,771	6/21/2023	$21.02	-0.6%	21,456	5/30/2023	$19.61	0.7%	25,526
8/2/2023	$23.47	1.3%	17,809	7/12/2023	$20.38	1.1%	20,612	6/20/2023	$21.15	-0.5%	28,190	5/26/2023	$19.47	1.1%	10,204

Historical Quarterly Trading Multiples & AOCI Balances
D.A. Davidson reviewed and compared the historical quarterly trading multiples and accumulated other comprehensive income (“AOCI”) balances of Summit and Burke & Herbert over the past five years as follows:

Historical Quarterly Trading Multiples & AOCI Balances(1)
Quarter	Price / Tangible Book Value			Agg. AOCI Balance / TCE (Excl. AOCI)			Price / Tangible Book Value (Excl. AOCI)			Price / LTM EPS
	BHRB	SMMF	Variance	BHRB	SMMF	Variance	BHRB	SMMF	Variance	BHRB	SMMF	Variance
Q2 2023	164.4%	94.2%	70.2%	-30.3%	-2.6%	-27.7%	114.6%	91.7%	22.9%	12.7x	5.3x	7.4x
Q1 2023	188.4%	90.6%	97.8%	-29.9%	-2.7%	-27.3%	132.0%	88.2%	43.8%	13.0x	4.9x	8.1x
Q4 2022	192.0%	114.7%	77.3%	-33.8%	-4.0%	-29.8%	127.1%	110.1%	17.0%	12.0x	6.1x	5.9x
Q3 2022	167.2%	130.3%	36.9%	-36.6%	-4.2%	-32.4%	105.9%	124.8%	-18.8%	10.9x	6.9x	4.0x
Q2 2022	129.1%	138.6%	-9.4%	-26.4%	-2.8%	-23.5%	95.1%	134.6%	-39.5%	10.1x	7.5x	2.5x
Q1 2022	125.1%	129.5%	-4.4%	-14.8%	-0.4%	-14.4%	106.6%	128.9%	-22.4%	11.4x	7.2x	4.2x
Q4 2021	104.8%	140.7%	-35.9%	1.8%	2.3%	-0.4%	106.7%	143.9%	-37.2%	11.3x	7.9x	3.4x
Q3 2021	104.1%	130.4%	-26.3%	2.8%	1.7%	1.1%	106.9%	133.2%	-26.3%	11.1x	7.4x	3.6x
Q2 2021	97.5%	116.1%	-18.6%	5.0%	2.4%	2.6%	102.3%	119.5%	-17.2%	11.5x	7.0x	4.5x
Q1 2021	96.2%	144.2%	-47.9%	2.6%	3.2%	-0.5%	98.8%	149.7%	-50.9%	12.7x	9.3x	3.5x
Q4 2020	82.6%	126.6%	-44.0%	6.2%	2.0%	4.2%	87.7%	129.7%	-42.0%	12.0x	9.2x	2.9x
Q3 2020	80.1%	85.9%	-5.8%	4.9%	1.6%	3.3%	84.0%	87.5%	-3.5%	18.7x	6.5x	12.2x
Q2 2020	87.3%	99.5%	-12.2%	3.9%	1.4%	2.5%	90.7%	101.1%	-10.4%	21.9x	7.5x	14.4x
Q1 2020	101.4%	124.1%	-22.6%	0.6%	0.3%	0.3%	102.1%	124.5%	-22.5%	23.5x	9.1x	14.4x
Q4 2019	118.3%	150.4%	-32.1%	0.4%	1.0%	-0.6%	118.7%	152.1%	-33.3%	24.7x	10.7x	14.0x
Q3 2019	118.3%	145.6%	-27.4%	0.9%	1.6%	-0.7%	119.3%	148.2%	-28.9%	15.1x	10.3x	4.8x
Q2 2019	139.2%	158.6%	-19.3%	0.6%	1.0%	-0.4%	140.0%	160.2%	-20.2%	15.9x	11.2x	4.7x
Q1 2019	155.1%	165.4%	-10.2%	-0.9%	0.5%	-1.4%	153.8%	166.3%	-12.5%	16.1x	11.9x	4.1x
Q4 2018	159.8%	123.4%	36.4%	-2.1%	-0.5%	-1.6%	156.5%	122.8%	33.7%	16.2x	8.5x	7.6x
Q3 2018	159.6%	154.6%	5.0%	-3.2%	-1.4%	-1.8%	154.5%	152.2%	2.2%	19.6x	12.5x	7.1x
Q2 2018	158.8%	182.7%	-23.9%	-2.2%	-0.5%	-1.6%	155.3%	181.7%	-26.4%	18.9x	15.1x	3.8x
__________________
(1)Historical pricing multiples calculated using Burke & Herbert and Summit stock prices as of quarter end
Summit Comparable Companies Analysis
D.A. Davidson used publicly available information to compare selected financial and market trading information for Summit and a group of 14 financial institutions selected by D.A. Davidson that: (i) were headquartered in the Mid-Atlantic (DE, DC, MD, NJ, NY and PA), the Northeast (CT, MA, ME, NH, RI and VT), the Southeast (AL, AR, FL, GA, MS, NC, SC, TN, VA and WV), KY and OH; (ii) had their common stock listed on the Nasdaq and NYSE exchanges; (iii) had assets between $2.0 billion and $10.0 billion; (iv) had a return on average assets (“ROAA”) over the last twelve months between 1.00% and 1.50%; (v) had a return on average equity (“ROAE”) over the last twelve months below 15.0%; (vi) had an efficiency ratio over the last twelve months below 60.0%; (vii) had a net interest margin over the last twelve months below 4.00%; and (viii) were not pending merger targets. The 14 financial institutions were as follows:

Bankwell Financial Group Inc.	John Marshall Bancorp Inc.
Bar Harbor Bankshares	Mid Penn Bancorp Inc.
BCB Bancorp Inc.	Peapack-Gladstone Financial
CapStar Financial Holdings, Inc.	Peoples Financial Services
Community Trust Bancorp Inc.	Premier Financial Corp.
ConnectOne Bancorp Inc.	The First Bancorp
First Bank	TrustCo Bank Corp NY
__________________
Note: Does not reflect impact from pending acquisitions or acquisitions closed after August 22, 2023
The analysis compared the financial condition and market performance of Summit and the 14 financial institutions identified above based on publicly available financial and market trading information for Summit and the 14 financial institutions as of and for the twelve-month or three-month period ended June 30, 2023. The analysis also compared the 2023 and 2024 earnings per share multiples for Summit and the 14 financial institutions identified above based on publicly available analyst earnings estimates for Summit and its peers. The table below shows the results of this analysis.

Financial Condition and Performance
		Comparable Companies
	Summit	Median	Average	Minimum	Maximum
Total Assets (in millions)	$4,552	$3,951	$4,831	$2,364	$9,724
Loan / Deposit Ratio	95.1%	95.0%	95.8%	82.4%	116.1%
Non-Performing Assets / Total Assets	0.35%	0.30%	0.27%	0.00%	0.53%
Tangible Common Equity Ratio	7.19%	7.96%	8.48%	7.07%	10.90%
Net Interest Margin (Last Twelve Months)	3.84%	3.27%	3.22%	2.70%	3.62%
Cost of Deposits (Last Twelve Months)	1.46%	1.26%	1.25%	0.42%	2.08%
Non-Interest Income / Average Assets (Last Twelve Months)	0.48%	0.44%	0.50%	0.10%	1.12%
Efficiency Ratio (Last Twelve Months)	47.6%	52.6%	52.5%	44.1%	59.7%
Return on Average Tangible Common Equity (Last Twelve Months)	14.23%	12.41%	12.21%	9.15%	14.90%
Return on Average Assets (Last Twelve Months)	1.28%	1.21%	1.20%	1.02%	1.47%

Market Performance Multiples
		Comparable Companies
	Summit	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$346.6	$334.3	$392.8	$186.4	$728.5
Price Change (Last Twelve Months)	-19.4%	-25.5%	-26.4%	-42.8%	-16.7%
Price Change (Year-to-Date)	-4.9%	-24.3%	-24.4%	-38.3%	-10.7%
Price / EPS (Last Twelve Months)	6.1x	7.2x	7.3x	4.6x	9.4x
Price / 2023E Earnings Per Share(1)	6.1x	8.6x	8.3x	5.3x	10.7x
Price / 2024E Earnings Per Share(1)	5.8x	8.8x	8.8x	5.5x	13.6x
Price / Tangible Book Value	107.7%	92.4%	99.1%	68.2%	136.8%
Price / Tangible Book Value (Excl. AOCI)	104.8%	83.3%	87.9%	65.9%	112.7%
Core Deposit Premium(2)	0.71%	-0.84%	-0.30%	-4.14%	3.49%
Dividend Yield (Last Twelve Months)	3.39%	3.71%	3.82%	0.92%	6.56%
Average Daily Volume (in thousands)	$632	$826	$1,367	$338	$4,847
_________________
(1)Earnings per share estimates based on average Street EPS estimates
(2)Core deposits exclude time deposits greater than $100 thousand
Burke & Herbert Comparable Companies Analysis
D.A. Davidson used publicly available information to compare selected financial and market trading information for Burke & Herbert and a group of nine financial institutions selected by D.A. Davidson that: (i) were headquartered in the Mid-Atlantic (DE, DC, MD, NJ, NY and PA), the Northeast (CT, MA, ME, NH, RI and VT), the Southeast (AL, AR, FL, GA, MS, NC, SC, TN, VA and WV), KY and OH; (ii) had their common stock listed on the Nasdaq or NYSE exchanges; (iii) had assets between $2.0 billion and $10.0 billion; (iv) had an ROAA over the last twelve months above 0.90%; (v) had a ratio of loans to deposits below 80.0%; and (vi) were not pending merger targets. These nine financial institutions were as follows:

Amalgamated Financial Corp.	Fidelity D & D Bancorp Inc.
Capital City Bank Group Inc.	SmartFinancial Inc.
Chemung Financial Corp.	The Bancorp
City Holding Co.	The First Bancshares
Farmers National Banc Corp.
Note: Does not reflect impact from pending acquisitions or acquisitions closed after August 22, 2023
The analysis compared the financial condition and market performance of Burke & Herbert and the nine financial institutions identified above based on publicly available financial and market trading information for Burke & Herbert and the nine financial institutions as of and for the twelve-month or three-month period ended June 30, 2023. The analysis also compared the 2023 and 2024 earnings per share multiples for Burke & Herbert and the 9 financial institutions identified above based on publicly available analyst earnings estimates for Burke & Herbert and its peers. The table below shows the results of this analysis.

Financial Condition and Performance
		Comparable Companies
	Burke & Herbert	Median	Average	Minimum	Maximum
Total Assets (in millions)	$3,569	$5,073	$5,409	$2,441	$7,862
Loan / Deposit Ratio	66.6%	77.2%	75.0%	61.7%	79.5%
Non-Performing Assets / Total Assets	0.08%	0.23%	0.25%	0.10%	0.47%
Tangible Common Equity Ratio	8.13%	7.25%	6.95%	3.58%	9.91%
Net Interest Margin (Last Twelve Months)	3.16%	3.47%	3.51%	3.04%	4.36%
Cost of Deposits (Last Twelve Months)	0.62%	0.72%	0.81%	0.25%	1.79%
Non-Interest Income / Average Assets (Last Twelve Months)	0.50%	0.80%	0.95%	0.38%	2.04%
Efficiency Ratio (Last Twelve Months)	67.2%	52.3%	54.9%	43.2%	68.1%
Return on Average Tangible Common Equity (Last Twelve Months)	13.71%	15.78%	15.65%	9.33%	24.26%
Return on Average Assets (Last Twelve Months)	1.05%	1.13%	1.31%	0.95%	2.28%

Market Performance Multiples
		Comparable Companies
	Burke & Herbert	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$366.3	$504.1	$722.4	$186.3	$1,908.4
Price Change (Last Twelve Months)	-3.8%	-10.9%	-2.3%	-22.7%	47.1%
Price Change (Year-to-Date)	-30.3%	-10.8%	-7.5%	-23.1%	23.3%
Price / EPS (Last Twelve Months)	9.7x	9.6x	9.3x	6.0x	11.8x
Price / 2023E Earnings Per Share(1)	NA	9.0x	9.0x	6.2x	11.8x
Price / 2024E Earnings Per Share(1)	NA	9.2x	9.2x	6.1x	12.8x
Price / Tangible Book Value	126.3%	160.2%	181.4%	105.6%	286.9%
Price / Tangible Book Value (Excl. AOCI)	88.0%	126.9%	139.5%	80.9%	245.9%
Core Deposit Premium(2)	2.67%	5.09%	7.01%	0.46%	19.37%
Dividend Yield (Last Twelve Months)	4.30%	2.88%	2.90%	1.32%	5.32%
Average Daily Volume (in thousands)	$1,832	$1,126	$3,162	$697	$12,572
__________________
(1)Earnings per share estimates based on average Street EPS estimates
(2)Core deposits exclude time deposits greater than $100 thousand
Pro Forma Comparable Companies Analysis
D.A. Davidson used publicly available information to compare selected financial and market trading information for the pro forma company and a group of nine financial institutions selected by D.A. Davidson that: (i) were headquartered in the Mid-Atlantic (DE, DC, MD, NJ, NY and PA), the Northeast (CT, MA, ME, NH, RI and VT), the Southeast (AL, AR, FL, GA, MS, NC, SC, TN, VA and WV), KY and OH; (ii) had their common stock listed on the Nasdaq or NYSE exchanges; (iii) had assets between $5.0 billion and $15.0 billion; (iv) had an ROAA over the last twelve months between 0.80% and 1.60%; (v) had an ROAE over the last twelve months below 15.00%; (vi) had a net interest margin over the last twelve months below 4.00%; (vii) had a ratio of nonperforming assets to Assets below 0.40%; (viii) had a ratio of loans to deposits below 90.0%; and (ix) were not pending merger targets. These nine financial institutions were as follows:

Berkshire Hills Bancorp Inc.	First Bancorp
Camden National Corp.	NBT Bancorp Inc.
Community Trust Bancorp Inc.	Stock Yards Bancorp Inc.
FB Financial Corp.	The First Bancshares
Financial Institutions Inc.

Financial Condition and Performance
			Comparable Companies
	BHRB	SMMF	Median	Average	Minimum	Maximum
Total Assets (in millions)	$3,569	$4,552	$7,862	$9,100	$5,521	$12,887
Loan / Deposit Ratio	66.6%	95.1%	87.3%	85.1%	77.2%	88.2%
Non-Performing Assets / Total Assets	0.08%	0.35%	0.23%	0.20%	0.05%	0.28%
Tangible Common Equity Ratio	8.13%	7.19%	7.87%	7.76%	5.53%	10.90%
Net Interest Margin (Last Twelve Months)	3.16%	3.84%	3.50%	3.37%	2.67%	3.65%
Cost of Deposits (Last Twelve Months)	0.62%	1.46%	0.90%	0.90%	0.39%	1.53%
Non-Interest Income / Average Assets (Last Twelve Months)	0.50%	0.48%	0.72%	0.81%	0.52%	1.24%
Efficiency Ratio (Last Twelve Months)	67.2%	47.6%	58.3%	56.7%	50.5%	62.0%
Return on Average Tangible Common Equity (Last Twelve Months)	13.71%	14.23%	11.63%	11.36%	8.33%	14.97%
Return on Average Assets (Last Twelve Months)	1.05%	1.28%	1.07%	1.12%	0.86%	1.52%

Market Performance Multiples
			Comparable Companies
	BHRB	SMMF	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$366.3	$346.6	$929.1	$957.5	$270.0	$1,472.8
Price Change (Last Twelve Months)	-3.8%	-19.4%	-26.5%	-24.6%	-35.5%	-8.3%
Price Change (Year-to-Date)	-30.3%	-4.9%	-23.7%	-23.6%	-31.8%	-10.9%
Price / EPS (Last Twelve Months)	9.7x	6.1x	9.2x	9.3x	5.3x	11.6x
Price / 2023E Earnings Per Share(1)	NA	6.1x	10.0x	9.6x	5.4x	12.1x
Price / 2024E Earnings Per Share(1)	NA	5.8x	10.8x	10.1x	5.5x	13.1x
Price / Tangible Book Value	126.3%	107.7%	128.0%	137.2%	80.4%	224.0%
Price / Tangible Book Value (Excl. AOCI)	88.0%	104.8%	106.8%	109.9%	57.4%	189.6%
Core Deposit Premium(2)	2.67%	0.71%	2.99%	3.67%	-1.62%	12.68%
Dividend Yield (Last Twelve Months)	4.30%	3.39%	3.13%	3.75%	1.83%	6.73%
Average Daily Volume (in thousands)	$1,832	$632	$4,705	$3,908	$1,321	$7,304
__________________
(1)Earnings per share estimates based on average Street EPS estimates
(2)Core deposits exclude time deposits greater than $100 thousand
Precedent Transactions Analysis
D.A. Davidson reviewed one set of comparable merger and acquisition transactions. The transactions included were “Merger of Equals” transactions, defined as transactions in which the acquired company had at least 40% ownership in the continuing corporation.
More specifically, Mergers of Equals included nine transactions where:
•the acquired company was a bank headquartered in the United States;
•the transaction was announced between January 1, 2019 and August 22, 2023;

•total transaction value was between $100.0 million and $2.5 billion;
•the transaction’s pricing information was publicly available;
•the merging companies were not Mutual Holding Companies; and
•the transaction did not include a significant private equity financing component.
The following tables set forth the transactions included in precedent Merger of Equals transactions and are sorted by announcement date:
Precedent Merger of Equals Transactions

Announcement Date	Issuer	Partner
2/22/2023*	LINKBANCORP, Inc.	Partners Bancorp
12/14/2022	Shore Bancshares, Inc.	The Community Financial Corp.
9/27/2022*	Provident Financial Services	Lakeland Bancorp, Inc.
11/8/2021	CBTX, Inc.	Allegiance Bancshares, Inc.
9/16/2021	First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
6/1/2021	Old National Bancorp	First Midwest Bancorp, Inc.
3/3/2021	Shore Bancshares, Inc.	Severn Bancorp, Inc.
7/1/2020	Bridge Bancorp, Inc.	Dime Community Bancshares
9/9/2019	First Defiance Financial Corp.	United Community Financial
_________________
*Indicates the transaction was pending as of August 22, 2023
For each transaction referred to above, D.A. Davidson compared, among other things, the following implied ratios:
•transaction price compared to tangible book value with and without AOCI, on a per share basis, based on the latest publicly available financial statements of the partner company prior to the announcement of the transaction;
•transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;
•transaction price per share compared to the closing stock price of the target company for the day prior to the announcement of the transaction; and
•transaction price per share compared to the implied deal value per share, arrived to by multiplying the issuers’ ten-day average stock price prior to announcement by the actual exchange ratio used in the transaction.

D.A. Davidson compared the multiples of the comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Summit as of or for the twelve-month period ended August 22, 2023. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Comparable Companies
	Summit	Median	Average	Minimum	Maximum
Total Assets (in millions)	$4,552.3	$6,347.8	$7,288.1	$952.6	$21,208.6
Return on Average Assets (Last Twelve Months)	1.28%	0.97%	0.95%	0.52%	1.36%
Return on Average Equity (Last Twelve Months)	14.23%	9.38%	9.39%	5.06%	14.71%
Tangible Common Equity Ratio	7.19%	8.58%	8.77%	7.23%	11.50%
Core Deposits / Total Deposits	96.0%	94.8%	94.8%	77.3%	116.7%
Loans / Deposits	95.1%	84.2%	89.1%	73.5%	120.8%
Non-Interest Income / Average Assets (Last Twelve Months)	0.48%	0.30%	0.56%	0.13%	1.81%
Efficiency Ratio (Last Twelve Months)	47.6%	56.2%	59.0%	48.2%	76.2%
Non-Performing Assets / Total Assets	0.35%	0.61%	0.76%	0.24%	2.01%
Loan Loss Reserve / Non-Performing Assets	286.9%	136.5%	168.4%	72.4%	327.6%

Market Performance Multiples
		Comparable Companies
	Summit	Median	Average	Minimum	Maximum
Transaction Price / Tangible Book Value	113.8%	150.9%	143.5%	74.0%	170.0%
Transaction Price / Tangible Book Value (Excl. AOCI)	110.8%	147.6%	140.4%	95.1%	172.5%
Transaction Price / Last Twelve Months Earnings	7.2x	12.4x	13.4x	6.1x	21.7x
One-Day Market Premium(1)	5.3%	7.8%	12.3%	-1.0%	39.5%
Ten-Day Market Premium(2)	10.3%	6.3%	5.9%	-8.0%	17.2%
__________________
(1)Based om Summit’s Closing Price as of 8/22/2023 of $23.62
(2)Based on Burke & Herbert’s ten-day average Closing Price as of 8/22/2023 of $51.65
Net Present Value Analysis for Summit
D.A. Davidson performed an analysis that estimated the net present value per share of Summit common stock under various circumstances. The analysis assumed: (i) Summit performed in accordance with publicly available consensus Street estimates for the years ending December 31, 2023 and December 31, 2024; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by senior management of Summit. To approximate the terminal value of Summit common stock at December 31, 2028, D.A. Davidson applied price to earnings multiples of 5.0x to 9.0x and multiples of tangible book value ranging from 80.0% to 120.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Summit common stock. In evaluating the discount rate, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the Kroll Supply Side Long-Term risk premium and the Kroll company specific size premium.
At the August 24, 2023 Summit board of directors meeting, D.A. Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
As illustrated in the following tables, the analysis indicates a range of $15.70 to $32.25 per share of Summit common stock when applying the price to earnings multiples to the financial projections and $19.73 to $35.19 per share of Summit common stock when applying the multiples of tangible book value to the financial projections.
Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	5.0x	6.0x	7.0x	8.0x	9.0x
10.00%	$19.51	$22.70	$25.88	$29.06	$32.25
11.00%	$18.65	$21.67	$24.70	$27.73	$30.76
12.00%	$17.76	$20.65	$23.53	$26.41	$29.29
13.00%	$17.05	$19.80	$22.54	$25.29	$28.03
14.00%	$16.32	$18.93	$21.55	$24.16	$26.78
15.00%	$15.70	$18.20	$20.69	$23.18	$25.67
Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	80.0%	90.0%	95.0%	110.0%	120.0%
10.00%	$24.66	$27.29	$28.61	$32.56	$35.19
11.00%	$23.54	$26.05	$27.30	$31.05	$33.56
12.00%	$22.42	$24.81	$26.00	$29.57	$31.96
13.00%	$21.49	$23.76	$24.89	$28.30	$30.57
14.00%	$20.54	$22.71	$23.79	$27.03	$29.20
15.00%	$19.73	$21.79	$22.82	$25.92	$27.98
Illustrative Net Present Value Analysis for the Pro Forma Company
For illustrative purposes, D.A. Davidson performed an analysis that estimated the net present value per share of Summit common stock under various circumstances, including the impact of the merger with Burke & Herbert. The analysis assumed (i) Summit performed in accordance with publicly available consensus Street estimates for the years ending December 31, 2023 and December 31, 2024, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by senior management of Summit. The analysis also assumed (i) Burke & Herbert performed in accordance with management’s financial projections for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by senior management of Burke & Herbert. To approximate the terminal value of Summit common stock at December 31, 2028, D.A. Davidson applied price to earnings multiples of 7.0x to 11.0x and multiples of tangible book value ranging from 100.0% to 140.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Summit common stock. In evaluating the discount rate, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the Kroll Supply Side Long-Term risk premium and the Kroll company specific size premium.
At the August 24, 2023, Summit board of directors meeting, D.A. Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates a range of $18.46 to $33.61 per share of Summit common stock after adjusting for the exchange ratio of 0.5043x, when applying the price to earnings multiples to the financial projections and $22.66 to $37.92 per share of Summit common stock after adjusting for the exchange ratio of 0.5043x when applying the multiples of tangible book value to the financial projections.
Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x
10.00%	$22.95	$25.61	$28.28	$30.94	$33.61
11.00%	$21.92	$24.46	$27.00	$29.53	$32.07
12.00%	$20.88	$23.30	$25.71	$28.13	$30.54
13.00%	$20.05	$22.35	$24.64	$26.94	$29.24
14.00%	$19.18	$21.37	$23.56	$25.75	$27.95
15.00%	$18.46	$20.55	$22.64	$24.73	$26.82
Tangible Book Value Multiples

	Earnings Per Share Multiple
Discount Rate	100.0%	110.0%	120.0%	130.0%	140.0%
10.00%	$28.31	$30.71	$33.11	$35.52	$37.92
11.00%	$27.03	$29.31	$31.60	$33.88	$36.17
12.00%	$25.74	$27.92	$30.09	$32.27	$34.44
13.00%	$24.67	$26.74	$28.82	$30.89	$32.96
14.00%	$23.59	$25.56	$27.54	$29.51	$31.49
15.00%	$22.66	$24.55	$26.43	$28.31	$30.19
Contribution Analysis
D.A. Davidson analyzed the relative contribution of Summit and Burke & Herbert to certain financial and operating metrics for the pro forma continuing corporation. Such financial and operating metrics included: (i) market capitalization based on market data as of August 22, 2023; (ii) market capitalization based on sixty-day average market data as of August 22, 2023; (iii) Summit’s estimated net income for the twelve months ended December 31, 2023 and the twelve months ended December 31, 2024 based on Street estimates; (iv) Burke & Herbert’s estimated net income for the twelve months ended December 31, 2023 and the twelve months ended December 31, 2024 based internal company estimates as discussed with and confirmed by senior management of Burke & Herbert; (v) total assets; (vi) gross loans; (vii) total deposits; (viii) total equity; (ix) tangible common equity; and (x) tangible common equity, excluding AOCI. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below, which also compares the results of this analysis with the implied pro forma ownership percentages of Summit or Burke & Herbert shareholders in the continuing corporation based on the exchange ratio:

Contribution Analysis
	Burke & Herbert Stand-alone	Burke & Herbert % of Total	Summit Stand-alone	Summit % of Total
Market Capitalization
Market Capitalization (8/22/2023) (in thousands)	$366,310	51.4%	$346,556	48.6%
Average Market Capitalization - 60 Day (in thousands)	$469,197	59.5%	$319,559	40.5%

Income Statement
2023E Net Income (in thousands)(1)	$25,451	32.5%	$52,858	67.5%
2024E Net Income (in thousands)(1)	$32,580	34.7%	$61,219	65.3%

Balance Sheet (2)
Total Assets (in thousands)	$3,569,226	43.9%	$4,552,270	56.1%
Gross Loans, Incl. Loans HFS (in thousands)	$2,001,425	36.0%	$3,552,561	64.0%
Total Deposits (in thousands)	$3,005,263	44.6%	$3,735,034	55.4%
Total Equity (in thousands)	$290,072	41.2%	$413,174	58.8%
Tangible Common Equity (in thousands)	$290,072	47.4%	$321,831	52.6%
Tangible Common Equity Excl. AOCI (in thousands)	$416,249	55.7%	$330,566	44.3%

Pro Forma Ownership
Merger Transaction - Actual		50.1%		49.9%
_________________
(1)Financial projections for Burke & Herbert based on internal company estimates in 2023-2024, as discussed with and confirmed by senior management of Burke & Herbert. Financial projections for Summit based on Street estimates in 2023-2024, as discussed with and confirmed by senior management of Summit
(2)Balance sheet data based on standalone Burke & Herbert and Summit financials as of 6/30/2023 and excludes the impact of merger adjustments
Financial Impact Analysis
D.A. Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Summit and Burke & Herbert. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Burke & Herbert. In the course of this analysis, D.A. Davidson used the publicly available consensus Street estimates for Summit for the years ending December 31, 2023, and December 31, 2024, and an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by senior management of Summit. For Burke & Herbert, D.A. Davidson used management’s financial projections for the years ending December 31, 2023, December 31, 2024, and December 31 2025, and an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by senior management of Burke & Herbert. This analysis indicated that the merger is expected to be accretive to Burke & Herbert’s estimated earnings per share beginning in 2024. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Burke & Herbert and that Burke & Herbert would maintain capital ratios in excess of those required for Burke & Herbert to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Summit and Burke & Herbert prior to and following the merger will vary from the projected results, and the variations may be material.

D.A. Davidson prepared its analyses for purposes of providing its opinion to Summit’s board of directors as to the fairness, from a financial point of view, of the exchange ratio to the holders of Summit common stock in the proposed merger and to assist Summit’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Summit, Burke & Herbert or D.A. Davidson or any other person assumes responsibility if future results are materially different from those projected.
D.A. Davidson’s opinion was one of many factors considered by the Summit board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Summit or management with respect to the merger or the merger consideration.
D.A. Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. D.A. Davidson acted as financial advisor to Summit in connection with, and participated in certain negotiations leading to the merger. D.A. Davidson is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, D.A. Davidson and its affiliates may provide such services to Summit, Burke & Herbert and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Summit and Burke & Herbert for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Summit selected D.A. Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on May 31, 2023, Summit engaged D.A. Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Summit agreed to pay D.A. Davidson a cash fee of $500,000 concurrently with the rendering of its opinion. Summit agreed to pay D.A. Davidson at the time of closing of the merger a contingent cash fee equal to 0.80% of the aggregate consideration with a minimum fee of $4,000,000, less than $500,000 fee paid in connection with the opinion. Summit has also agreed to reimburse D.A. Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify D.A. Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.
Please be advised that during the two years preceding the date of the opinion, neither D.A. Davidson nor its affiliates have provided any investment banking services to Summit or Burke & Herbert. D.A. Davidson is a party to an arm’s length commercial lease agreement with Summit Community Bank related to office space D.A. Davidson is leasing in Rockingham County, Virginia. Neither D.A. Davidson nor its affiliates have had any other material commercial relations with Summit or Burke & Herbert during the two years preceding the date of the opinion. Additionally, D.A. Davidson may provide investment banking services to the continuing corporation in the future and may receive future compensation.
Certain Unaudited Prospective Financial Information
Burke & Herbert and Summit do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Burke & Herbert and Summit are including in this joint proxy statement/prospectus certain unaudited prospective financial information for: (a) Summit, on a standalone basis without giving effect to the merger; (b) Burke & Herbert, on a standalone basis without giving effect to the merger; and (c) the continuing corporation after giving effect to the merger, including, among other things, estimated cost savings resulting or derived from the merger, that were made available as described below. The inclusion of this information should not be regarded as an indication that any of Burke & Herbert, Summit, KBW, D.A. Davidson or their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.
This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Burke & Herbert’s and Summit’s respective businesses, all of which are difficult to predict and many of which are beyond Burke & Herbert’s and Summit’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and therefore, is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. No assurance can be given that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Burke & Herbert’s and Summit’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The unaudited prospective financial information appearing below was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, the prevailing practices in the banking industry, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Burke & Herbert’s or Summit’s historical GAAP financial statements. Neither Burke & Herbert’s nor Summit’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The independent registered public accountant reports included in the annexes to or incorporated by reference in this joint proxy statement/prospectus relate to historical financial information of each of Burke & Herbert and Summit. They do not extend to the unaudited prospective financial information and should not be read to do so.
Furthermore, except as set forth below under the section entitled “- Pro Forma Assumptions - Estimated Cost Savings Resulting or Derived from the Merger,” the unaudited prospective financial information does not take into account any circumstances or events occurring after August 24, 2023. No assurance can be given that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Neither Burke & Herbert nor Summit intends to, and expressly disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. Except as set forth below under the section entitled “– Pro Forma Assumptions – Estimated Cost Savings Resulting or Derived from the Merger,” the unaudited prospective financial information does not take into account the possible financial and other effects on Burke & Herbert or Summit of the merger and does not attempt to predict or suggest future results of the continuing corporation after giving effect to the merger. Except as set forth below under the section entitled “ Pro Forma Assumptions - Estimated Cost Savings Resulting or Derived from the Merger,” the unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the continuing corporation as a result of the merger, the effect on Burke & Herbert or Summit of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Burke & Herbert or Summit of any possible failure of the merger to occur. By inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus, none of Burke & Herbert, Summit, KBW, D.A. Davidson or their respective affiliates, associates, officers, directors, advisors, agents or other representatives makes any representation to any shareholder of Burke & Herbert or Summit or any other person regarding Burke & Herbert’s or Summit’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Burke & Herbert or Summit that it is viewed as material information, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote to approve the merger, but is being provided solely because it was made available to KBW and D.A. Davidson, as discussed below, in connection with the merger.
In light of the foregoing, and considering that the Summit special meeting and the Burke & Herbert special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place unwarranted reliance on such information, and Burke & Herbert and Summit urge all shareholders to review Burke & Herbert’s and Summit’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Burke & Herbert’s and Summit’s respective businesses and reported financial results. See the section entitled “Where You Can Find More Information.”
Certain Unaudited Prospective Financial Information of Summit
The following table presents consensus Wall Street research estimates for Summit’s 2023 and 2024 earnings per share and net income that were used by KBW and D.A. Davidson in performing financial analyses in connection with their respective opinions.

	For the year ending December 31, 2023	For the year ending December 31, 2024
EPS	$3.65	$4.10
Net Income (in millions)	$52.9	$61.2
Net Income Applicable to Common Shares (in millions)	$52.0	$60.3
Total Assets (in billions)	$4.7	$4.9
In addition, Burke & Herbert management provided an estimated annual net income and total asset growth rate for Summit of 7.0% for years after 2024, which was used by KBW at the direction of Burke & Herbert and by D.A. Davidson at the direction of Summit in performing financial analyses in connection with their respective opinions. Furthermore, Burke & Herbert management provided an adjustment to reduce Summit’s 2024 net income by approximately $6.7 million for loss of income from interest rate hedges of Summit, which was used by KBW at the direction of Burke & Herbert for purposes of the selected transactions analysis, relative contribution analysis, financial impact analysis and illustrative pro forma combined dividend discount model analysis performed by KBW in connection with its opinion and used by D.A. Davidson at the direction of Summit for purposes of the financial impact analysis and the illustrative net present value analysis for the pro forma company.
Certain Unaudited Prospective Financial Information of Burke & Herbert
For purposes of certain financial analyses performed in connection with KBW’s and D.A. Davidson’s opinions, Burke & Herbert provided certain estimated unaudited prospective financial information for Burke & Herbert in 2023, 2024 and 2025, as well as estimated annual growth rates to be used to extrapolate Burke & Herbert’s financial results. The following table presents Burke & Herbert’s estimated unaudited prospective net income for the years ending December 31, 2023, 2024 and 2025, as provided by Burke & Herbert and used by KBW at Burke &

Herbert’s direction and by D.A. Davidson at Summit’s direction in performing financial analyses in connection with their respective opinions.

	For the year ending December 31, 2023	For the year ending December 31, 2024	For the year ending December 31, 2025
Net Income (in millions)	$25.5	$32.6	$33.5
Total Assets (in billions)	$3.6
In addition, Burke & Herbert management provided an estimated annual net income growth rate of 7.0% for years after 2025 and an estimated annual total asset growth rate of 3.0% for years after 2023, which was used by KBW at the direction of Burke & Herbert and by D.A. Davidson at the direction of Summit in performing financial analyses in connection with their respective opinions.
Pro Forma Assumptions - Estimated Cost Savings Resulting or Derived from the Merger
For purposes of the pro forma financial analyses performed in connection with KBW’s and D.A. Davidson’s opinions, the management of Burke & Herbert provided certain prospective financial information relating to the cost savings expected to result or be derived from the merger, certain purchase accounting and other merger-related adjustments and restructuring charges assumed with respect thereto.
Such prospective financial information included, among other things, (i) annual pre-tax cost savings of approximately 11% of the continuing corporation’s non-interest expense, phased in 50% during 2024 and 100% in 2025 and thereafter; (ii) one-time, pre-tax transaction costs of approximately $57 million, fully reflected in tangible book value at the completion of the merger; and (iii) certain estimated purchase accounting adjustments and adjustments for CECL accounting standards. Such prospective financial information assumed a hypothetical December 31, 2023 closing date for the merger.
Interests of Certain Burke & Herbert Directors and Executive Officers in the Merger
In considering the recommendation of the Burke & Herbert board of directors to vote for the Burke & Herbert merger proposal, Burke & Herbert shareholders should be aware that the directors and executive officers of Burke & Herbert may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of Burke & Herbert shareholders generally and that may create potential conflicts of interest. The Burke & Herbert board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to Burke & Herbert shareholders that they vote for the Burke & Herbert merger proposal. For more information, see “—Background of the Merger” beginning on page 56 and “—Burke & Herbert’s Reasons for the Merger; Recommendation of Burke & Herbert’s Board of Directors” beginning on page 62. Such interests are described in more detail below.
Management of the Continuing Corporation
Following the consummation of the merger, the majority of current Burke & Herbert executive officers are generally expected to continue in his or her role as an executive officer of the continuing corporation. See “—Governance of the Continuing Corporation; Management of the Continuing Corporation after the Merger” on page 110 for more information
Membership on the Board of Directors
As required by the merger agreement, Burke & Herbert and B&H Bank will, prior to the effective time of the merger, adopt the Burke & Herbert and B&H Bank bylaw amendments, which will fix the number of directors on both the Burke & Herbert and B&H Bank boards of directors at 16 directors. For Burke & Herbert, these directors will consist of (i) eight Burke & Herbert continuing directors, including Burke & Herbert’s current board chair, and (ii) eight Summit continuing directors to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time. Other than the Burke & Herbert continuing directors and the Summit continuing directors, no other directors of Burke & Herbert or Summit shall be designated to serve on the board of directors of the continuing corporation at the effective time. For B&H Bank, its board will consist of (i) eight B&H Bank continuing directors to be designated by Burke & Herbert, in consultation with Summit, prior to the effective time and (ii) eight SCB continuing directors to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time. The Burke & Herbert continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, James M. Burke., S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The B&H Bank continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, E. Hunt Burke, S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas.
David P. Boyle will be appointed as chair of the continuing corporation and S. Laing Hinson, who will be appointed as a vice chair of the continuing corporation. In addition, E. Hunt Burke will be appointed as chair of the continuing bank. For additional information, see “—Governance of the Continuing Corporation After the Merger” beginning on page 109.
Interests of Certain Summit Directors and Executive Officers in the Merger
In considering the recommendations of the Summit board of directors that Summit shareholders vote in favor of the Summit merger proposal, Summit shareholders should be aware that Summit directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as shareholders of Summit. The Summit board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.
Summit Directors to Join Burke & Herbert and B&H Bank Boards of Directors
As required by the merger agreement, Burke & Herbert and B&H Bank will, prior to the effective time of the merger, adopt the Burke & Herbert and B&H Bank bylaw amendments, which will fix the number of directors on both the Burke & Herbert and B&H Bank boards of directors at 16 directors. For Burke & Herbert, these directors will consist of (i) eight Burke & Herbert continuing directors, including Burke & Herbert’s current board chair, and (ii) eight Summit continuing directors to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time. Other than the Burke & Herbert continuing directors and the Summit continuing directors, no other directors of Burke & Herbert or Summit shall be designated to serve on the board of directors of the continuing corporation at the effective time. For B&H Bank, its board will consist of (i) eight B&H Bank continuing directors to be designated by Burke & Herbert, in consultation with Summit, prior to the effective time and (ii) eight SCB continuing directors to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time. The Summit continuing directors will be Oscar M. Bean, James P. Geary, II, Georgette R. George, Gary L. Hinkle, Jason A. Kitzmiller, H. Charles Maddy, III, Charles Piccirillo, and Jill S. Upson. The SCB continuing directors will be Oscar M. Bean, Ronald L. Bowling, J. Scott Bridgeforth, James M. Cookman, James P. Geary, II, Georgette R. George, H. Charles Maddy, III, and David H. Wilson, Sr. E. Hunt Burke, a current director of Burke & Herbert and B&H Bank will be appointed to serve as the chair of the board of directors of the continuing bank.
Non-employee members of the continuing corporation board of directors and continuing bank board of directors are expected to receive compensation consistent with the compensation paid to current non-employee directors of Burke & Herbert, and B&H Bank, respectively. The compensation currently paid to non-employee directors of Burke & Herbert (all of whom are currently also members of the B&H Bank board of directors) is described in Burke & Herbert’s Form 10, a copy of which is attached hereto as Annex D. Continuing bank directors who are not also members of the continuing corporation board of directors are expected to earn less than 50% of the compensation paid to non-employee directors of the continuing corporation.
Employment Agreements for Summit Executive Officers
H. Charles Maddy, III
H. Charles Maddy, III is currently a party to employment and change in control agreements with Summit, as described in Summit’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2023, pursuant to which he serves as President and Chief Executive Officer of Summit.

B&H Bank has entered into a written employment agreement with Mr. Maddy, to be effective as of the merger, which will replace and supersede Mr. Maddy’s current employment agreement and change in control agreement with Summit. Therefore, upon and after the merger, Mr. Maddy will cease to be eligible for payments and benefits under his current Summit agreements and will instead be eligible to such payments and benefits as are set forth in his new employment agreement.
Under the new employment agreement, Mr. Maddy shall serve as the President of B&H Bank and Burke & Herbert. The new employment agreement has a three-year term, with automatic one-year renewals thereafter (collectively, the “employment term”) unless prior notice is given not to renew.
Mr. Maddy’s annual salary under the new employment agreement will be $650,000 and he will be entitled to participate in any annual incentive compensation or bonus plan as may be available from time to time to executive officers of B&H Bank. Mr. Maddy will also be entitled to participate in any equity or equity-based compensation plans that may be adopted by B&H Bank or Burke & Herbert.
Under the new employment agreement, Mr. Maddy is also entitled to a special bonus payment from B&H Bank, on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger of $1,320,750. In addition, the new employment agreement provides that Mr. Maddy is entitled to another payment, to be made by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after any separation from service (within the meaning of Section 409A of the Code), but subject to any payment delay required pursuant to Section 409A of the Code, of $440,250.
Mr. Maddy will be entitled under the new employment agreement to participate in benefit plans sponsored and maintained by B&H Bank and generally made available to employees and/or executives. He is also entitled to not less than 30 days of paid time off (“PTO”) each year. He is entitled to use of a company-owned automobile and country club dues, or to be paid an annual allowance in the form of a cash payment, in lieu of these benefits and any other perquisites.
In the event of the involuntary termination of Mr. Maddy’s employment without just cause (as defined in the new employment agreement) or Mr. Maddy’s resignation of employment for good reason (as defined in the new employment agreement) during the employment term (in either case, an “involuntary termination”), Mr. Maddy shall be entitled to receive: accrued but unpaid base salary, any earned but unpaid bonus for the prior year, unreimbursed business expenses and accrued but unused PTO (collectively, the “Accrued Obligations”); a lump sum payment equal to two times the sum of (I) Mr. Maddy’s base salary at the date of his termination of employment and (II) a cash bonus equal to 55% of his base salary at such termination date (the “Maddy Target Cash Bonus”); and an amount equal to the product of (A) 100% of his full total monthly premium (i.e. his portion and B&H Bank’s portion) for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 18 (the “Maddy Severance Benefits”). Other than the Accrued Obligations, such payments will be contingent upon his timely execution and non-revocation of a release of claims (the “Release Requirement”).
In the event that such involuntary termination occurs within two years after a change in control (as defined in the new employment agreement), then, the lump sum payment described above will be equal to three times, rather than two times, (I) Mr. Maddy’s base salary at his employment termination date and (II) the Maddy Target Cash Bonus (the “Enhanced Maddy Severance Benefits”).
In the case of a termination of Mr. Maddy’s employment due to death or disability during the employment term, under the new employment agreement he is entitled to benefits under any applicable short-term and/or long-term disability insurance plan of B&H Bank, the Accrued Obligations, and a pro-rated portion of the Maddy Target Cash Bonus, based on the amount of time he was employed by B&H Bank during the year of termination.
Also, under the new employment agreement, if Mr. Maddy’s employment terminates due to involuntary termination (including after a change in control transaction) or due to death or disability during the employment term, then unless otherwise provided in the applicable award agreement, subject to the Release Requirement, any unvested restricted stock (or similar) awards subject to time-based vesting shall become fully and immediately vested, and to the extent that the award is exempt from Section 409A of the Code, shall then be paid. Also, in any of such events and subject to the Release Requirement, any unvested performance stock (or similar) awards shall become fully and immediately vested based on actual performance as of the date of termination of employment of Mr. Maddy, and if actual performance is not determinable, at target, and to the extent that the award is exempt from Section 409A of the Code, it shall then be paid.
Mr. Maddy’s prior employment and change in control agreements, which will terminate upon the merger, historically provided for a gross-up payment in the event that Mr. Maddy was subject to an excise tax under golden parachute payment rules (such as Section 280G and 4999 of the Code). Pursuant to the new employment agreement, B&H Bank has agreed to honor Mr. Maddy’s historical gross-up right, but only with respect to payments or benefits provided in connection with the merger. Nonetheless, the parties have agreed that the gross-up will not apply to the Maddy Severance Benefits or Enhanced Maddy Severance Benefits as provided under the new employment agreement, to the extent applicable. Furthermore, the parties have agreed that Mr. Maddy shall not be entitled to a gross-up payment in respect of any future change in control of Burke & Herbert or a related entity. Rather, in the event that Mr. Maddy otherwise would become entitled to “excess parachute payments” on such future change in control, he will receive only whichever of the following two options would yield a greater after-tax benefit to him: (i) accepting all of the intended payments and paying the excise tax personally, or (ii) waiving the payments over the excise tax threshold such that no excise tax is payable.
Mr. Maddy has also entered into a Non-Disclosure and Restrictive Covenant Agreement with B&H Bank, which sets forth appropriate covenants concerning non-competition, non-solicitation of employees and non-piracy of customers for a period of 18 months after termination of employment for any reason.
Additionally, Mr. Maddy is a participant in a Supplemental Executive Retirement Plan (“Supplemental SERP”) with Summit dated July 1, 2021, which will vest 100% upon the consummation of the merger, with an amount sufficient to satisfy the benefit to be placed in a trust subject to claims of general creditors of B&H Bank. Under the Supplemental SERP, Mr. Maddy will receive an annual benefit equal to an amount provided under certain annuity contracts associated with the Supplemental SERP, but not less than $73,000 per year, paid monthly, beginning the first day of the first month after the later of Mr. Maddy’s separation from service or the date on which he attains the age of 63 years, subject to any required delay under Section 409A of the Code. Mr. Maddy also is a participant in a Supplemental Executive Retirement Plan dated January 1, 2008 (the Executive Salary Continuation Agreement), which is already 100% vested and will pay out under its existing terms.
Mr. Maddy also has been awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, Mr. Maddy’s outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under Mr. Maddy’s Summit stock appreciation rights. The number of shares of Burke & Herbert common stock underlying Mr. Maddy’s replacement Burke & Herbert stock appreciation rights will equal the product of (i) the number of shares of Summit common stock underlying such Summit stock appreciation rights, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert common stock for Mr. Maddy’s replacement Burke & Herbert stock appreciation rights shall equal (y) the base price of Summit common stock underlying such Summit stock appreciation rights divided by (z) the exchange ratio, rounded up to the nearest whole cent. In the event that Mr. Maddy’s employment is terminated due to a change in control, any unvested portion of his replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.
Robert S. Tissue
Robert S. Tissue is currently a party to an employment agreement with Summit, as described in Summit’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2023, pursuant to which he serves as Executive Vice President and Chief Financial Officer of Summit.
B&H Bank has entered into a written employment agreement with Mr. Tissue, to be effective as of the merger, which will replace and supersede Mr. Tissue’s current employment agreement with Summit. Therefore, upon and after the merger, Mr. Tissue will cease to be eligible for payments and benefits under his current Summit agreement and will instead be eligible to such payments and benefits as are set forth in his new employment agreement.

Under the new employment agreement, Mr. Tissue will serve as Executive Vice President, Financial Strategy of B&H Bank and Burke & Herbert. The new employment agreement has a three-year term, with automatic one-year renewals thereafter (collectively, the “employment term”) unless prior notice is given not to renew.
Mr. Tissue’s annual salary under the new employment agreement will be $350,000 and he will be entitled to participate in any annual incentive compensation or bonus plan as may be available from time to time to executive officers of B&H Bank. Mr. Tissue will also be entitled to participate in any equity or equity-based compensation plans that may be adopted by B&H Bank or Burke & Herbert.
Mr. Tissue is also entitled, under the new employment agreement, to a special bonus payment from B&H Bank, on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger of $632,626. In addition, the new employment agreement provides that Mr. Tissue is entitled to another payment, to be made by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after any separation from service (within the meaning of Section 409A of the Code), but subject to any payment delay required pursuant to Section 409A of the Code, of $379,575.
Mr. Tissue will be entitled under the new employment agreement to participate in benefit plans sponsored and maintained by B&H Bank and generally made available to employees and/or executives. He is also entitled to not less than 30 days of PTO each year. He is entitled to use of a company-owned automobile, or to be paid a periodic automobile allowance.
In the event of the involuntary termination of Mr. Tissue’s employment without just cause (as defined in the new employment agreement) or Mr. Tissue’s resignation of employment for good reason (as defined in the new employment agreement) during the employment term (in either case, an “involuntary termination”), Mr. Tissue shall be entitled to receive: accrued but unpaid base salary, any earned but unpaid bonus for the prior year, unreimbursed business expenses and accrued but unused PTO (collectively, the “Accrued Obligations”); a lump sum payment equal to two times the sum of (I) Mr. Tissue’s base salary at the date of his termination of employment and (II) a cash bonus equal to 40% of his base salary at such termination date (the “Tissue Target Cash Bonus”); and an amount equal to the product of (A) 100% of his full total monthly premium (i.e., his portion and B&H Bank’s portion) for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 12 (the “Tissue Severance Benefits”). Other than the Accrued Obligations, such payments will be contingent upon his timely execution and non-revocation of a release of claims (the “Release Requirement”).
In the event that such involuntary termination occurs within two years after a change in control (as defined in the new employment agreement), then, the lump sum payment described above will be equal to 2.99 times, rather than two times, (I) Mr. Tissue’s base salary at his employment termination date and (II) the Tissue Target Cash Bonus; and the amount calculated based on 100% of his full total monthly premium for the healthcare coverage in effect for him and his qualified dependents will be multiplied by 18 rather than 12 (collectively, the “Enhanced Tissue Severance Benefits”).
In the case of a termination of Mr. Tissue’s employment due to death or disability during the employment term, under the new employment agreement he is entitled to benefits under any applicable short-term and/or long-term disability insurance plan of B&H Bank, the Accrued Obligations, and a pro-rated portion of the Tissue Target Cash Bonus, based on the amount of time he was employed by B&H Bank during the year of termination.
Additionally, under the new employment agreement, if Mr. Tissue’s employment terminates pursuant to an involuntary termination (including after a change in control transaction) or due to death or disability during the employment term, then unless otherwise provided in the applicable award agreement, subject to the Release Requirement, any unvested restricted stock (or similar) awards subject to time-based vesting shall become fully and immediately vested, and to the extent that the award is exempt from Section 409A of the Code, shall then be paid. Also, in any of such events and subject to the Release Requirement, any unvested performance stock (or similar) awards shall become fully and immediately vested based on actual performance as of the date of termination of employment of Mr. Tissue, and if actual performance is not determinable, at target, and to the extent that the award is exempt from Section 409A of the Code, it shall then be paid.

Mr. Tissue’s prior employment agreement, which will terminate upon the merger, historically provided for a gross-up payment in the event that Mr. Tissue was subject to an excise tax under golden parachute payment rules (such as Section 280G and 4999 of the Code). Pursuant to the new employment agreement, B&H Bank has agreed to honor Mr. Tissue’s historical gross-up right, but only with respect to payments or benefits provided in connection with the merger. Nonetheless, the parties have agreed that the gross-up will not apply to the Tissue Severance Benefits or Enhanced Tissue Severance Benefits as provided under the new employment agreement, to the extent applicable. Furthermore, the parties have agreed that Mr. Tissue shall not be entitled to a gross-up payment in respect of any future change in control of Burke & Herbert or a related entity. Rather, in the event that Mr. Tissue otherwise would become entitled to “excess parachute payments” on such future change in control, he will receive only whichever of the following two options would yield a greater after-tax benefit to him: (i) accepting all of the intended payments and paying the excise tax personally, or (ii) waiving the payments over the excise tax threshold such that no excise tax is payable.
Mr. Tissue has also entered into a Non-Disclosure and Restrictive Covenant Agreement with B&H Bank, which sets forth appropriate covenants concerning non-competition, non-solicitation of employees and non-piracy of customers for a period of 18 months after termination of employment for any reason.
Additionally, Mr. Tissue is a participant in the Supplemental SERP, which will vest 100% upon the consummation of the merger, with an amount sufficient to satisfy the benefit to be placed in a trust subject to claims of general creditors of B&H Bank. Under the Supplemental SERP, Mr. Tissue will receive an annual benefit equal to an amount provided under certain annuity contracts associated with the Supplemental SERP, but not less than $25,000 per year, paid monthly, beginning the first day of the first month after the later of Mr. Tissue’s separation from service or the date on which he attains the age of 65 years, subject to any required delay under Section 409A of the Code. Mr. Tissue also is a participant in a Supplemental Executive Retirement Plan dated January 1, 2008 (the Executive Salary Continuation Agreement), which is already 100% vested and will pay out under its existing terms.
Mr. Tissue also has been awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, Mr. Tissue’s outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under Mr. Tissue’s Summit stock appreciation rights. The number of shares of Burke & Herbert common stock underlying Mr. Tissue’s replacement Burke & Herbert stock appreciation rights will equal the product of (i) the number of shares of Summit common stock underlying such Summit stock appreciation rights, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert common stock for Mr. Tissue’s replacement Burke & Herbert stock appreciation rights shall equal (y) the base price of Summit common stock underlying such Summit stock appreciation rights divided by (z) the exchange ratio, rounded up to the nearest whole cent. In the event that Mr. Tissue’s employment is terminated due to a change in control, any unvested portion of his replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.
Bradford E. Ritchie
Bradford E. Ritchie is currently a party to an employment agreement with Summit, as described in Summit’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2023, pursuant to which he serves as President of SCB.
B&H Bank has entered into a written employment agreement with Mr. Ritchie, to be effective as of merger, which will replace and supersede Mr. Ritchie’s current employment agreement with Summit. Therefore, upon and after the merger, Mr. Ritchie will cease to be eligible for payments and benefits under his current Summit agreement and will instead be eligible to such payments and benefits as are set forth in his new employment agreement.
Under the new employment agreement, Mr. Ritchie will serve as Executive Vice President, Chief Lending Officer of B&H Bank. The new employment agreement has a three-year term, with automatic one-year renewals thereafter (collectively, the “employment term”) unless prior notice is given not to renew.

Mr. Ritchie’s annual salary under the new employment agreement will be $410,000 and he will be entitled to participate in any annual incentive compensation or bonus plan as may be available from time to time to executive officers of B&H Bank. Mr. Ritchie will also be entitled to participate in any equity or equity-based compensation plans that may be adopted by B&H Bank or Burke & Herbert.
Mr. Ritchie is also entitled, under the new employment agreement, to a special bonus payment from B&H Bank, on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger of $695,500.
Mr. Ritchie will be entitled under the new employment agreement to participate in benefit plans sponsored and maintained by B&H Bank and generally made available to employees and/or executives. He is also entitled to not less than 30 days of PTO each year. Mr. Ritchie is entitled to use of a company-owned automobile, or to be paid a periodic automobile allowance.
In the event of the involuntary termination of Mr. Ritchie’s employment without just cause (as defined in the new employment agreement) or Mr. Ritchie’s resignation of employment for good reason (as defined in the new employment agreement) during the employment term (in either case, an “involuntary termination”), Mr. Ritchie shall be entitled to receive: accrued but unpaid base salary, any earned but unpaid bonus for the prior year, unreimbursed business expenses and accrued but unused PTO (collectively, the “Accrued Obligations”); a lump sum payment equal to two times the sum of (I) Mr. Ritchie’s base salary at the date of his termination of employment and (II) a cash bonus equal to 40% of his base salary at such termination date (the “Ritchie Target Cash Bonus”); and an amount equal to the product of (A) 100% of his full total monthly premium (i.e. his portion and B&H Bank’s portion) for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 12 (the “Ritchie Severance Benefits”). Other than the Accrued Obligations, such payments will be contingent upon his timely execution and non-revocation of a release of claims (the “Release Requirement”).
In the event that such involuntary termination occurs within two years after a change in control (as defined in the new employment agreement), then, the lump sum payment described above will be equal to 2.99 times, rather than two times, (I) Mr. Ritchie’s base salary at his employment termination date and (II) the Ritchie Target Cash Bonus; and the amount calculated based on 100% of his full total monthly premium for the healthcare coverage in effect for him and his qualified dependents will be multiplied by 18 rather than 12 (collectively, the “Enhanced Ritchie Severance Benefits”).
In the case of a termination of Mr. Ritchie’s employment due to death or disability during the employment term, under the new employment agreement he is entitled to benefits under any applicable short-term and/or long-term disability insurance plan of B&H Bank, the Accrued Obligations, and a pro-rated portion of the Ritchie Target Cash Bonus, based on the amount of time he was employed by B&H Bank during the year of termination.
Also, under the new employment agreement, if Mr. Ritchie’s employment terminates pursuant to an involuntary termination (including after a change in control transaction) or due to death or disability during the employment term, then unless otherwise provided in the applicable award agreement, subject to the Release Requirement, any unvested restricted stock (or similar) awards subject to time-based vesting shall become fully and immediately vested, and to the extent that the award is exempt from Section 409A of the Code, shall then be paid. Also, in any of such events and subject to the Release Requirement, any unvested performance stock (or similar) awards shall become fully and immediately vested based on actual performance as of the date of termination of employment of Mr. Ritchie, and if actual performance is not determinable, at target, and to the extent that the award is exempt from Section 409A of the Code, it shall then be paid.
Pursuant to the new employment agreement, any provisions in plans or arrangements with Mr. Ritchie, including those put into effect by Summit, that provide for the cutback of payments or benefits to avoid treating such payments or benefits as an excess parachute payment under the golden parachute payment rules (including without limitation the cutback provision contained in Mr. Ritchie’s 2016 Salary Continuation Agreement, as described below), shall remain in full force and effect with respect to the merger and any subsequent change in control of Burke & Herbert or its affiliates, to the extent applicable. After giving effect to such cutback(s), in the event that Mr. Ritchie otherwise would become entitled to “excess parachute payments” in connection with the merger or a future change in control, he will receive whichever of the following two options would yield a greater after-tax benefit to him: (i) accepting all of the intended payments and paying the excise tax personally, or (ii) waiving the payments over the excise tax threshold such that no excise tax is payable.
Mr. Ritchie has also entered into a Non-Disclosure and Restrictive Covenant Agreement with B&H Bank, which sets forth appropriate covenants concerning non-competition, non-solicitation of employees and non-piracy of customers for a period of 18 months after termination of employment for any reason.
Additionally, Mr. Ritchie is a participant in the Supplemental SERP, which will vest 100% upon the consummation of the merger, with an amount sufficient to satisfy the benefit to be placed in a trust subject to claims of general creditors of B&H Bank. Under the Supplemental SERP, Mr. Ritchie will receive an annual benefit equal to an amount provided under certain annuity contracts associated with the Supplemental SERP, but not less than $50,000 per year, paid monthly, beginning the first day of the first month after the later of Mr. Ritchie’s separation from service or the date on which he attains the age of 65 years, subject to any required delay under Section 409A of the Code. Mr. Ritchie also is a participant in (i) a Supplemental Executive Retirement Plan dated February 23, 2012, with an effective date of January 1, 2009 (the Executive Salary Continuation Agreement), which is currently 50% vested, and which would vest 100% upon a separation from service within two years after the merger, but which will otherwise pay out under its existing terms ($75,000 per year following separation after age 65, subject to any required delay under Section 409A of the Code), and (ii) a Supplemental Executive Retirement Plan dated January 1, 2016 (the 2016 Salary Continuation Agreement), which is currently 41.18% vested and which would vest 100% upon a separation from service within 24 months after the merger, but which will otherwise pay out under its existing terms ($50,000 per year following separation after age 65, subject to any required delay under Section 409A of the Code), subject to reduction if needed to avoid application of the excise tax under Section 4999 of the Code.
Summit has also entered into a split-dollar insurance arrangement for the benefit of Mr. Ritchie, for which it has title and ownership of the policy and pays its premiums. Mr. Ritchie is currently 50% vested in the policy and will vest 100% in (a) the death benefit (35% of the total proceeds less cash surrender value of the policy) and (b) the right, at age 65, to purchase the policy for an amount equal to Summit’s share of the policy’s cash surrender value on such date (or if greater, the value of the premiums paid by Summit through such date), upon a termination not for cause following a change of control.
Mr. Ritchie also has been awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, Mr. Ritchie’s outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under Mr. Ritchie’s Summit stock appreciation rights. The number of shares of Burke & Herbert common stock underlying Mr. Ritchie’s replacement Burke & Herbert stock appreciation rights will equal the product of (i) the number of shares of Summit common stock underlying such Summit stock appreciation rights, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert common stock for Mr. Ritchie’s replacement Burke & Herbert stock appreciation rights shall equal (y) the base price of Summit common stock underlying such Summit stock appreciation rights divided by (z) the exchange ratio, rounded up to the nearest whole cent. In the event that Mr. Ritchie’s employment is terminated due to a change in control, any unvested portion of his replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.
Patrick N. Frye
Patrick N. Frye is currently Executive Vice President and Chief of Credit Administration at Summit. The parties expect to terminate his employment without good cause (as defined in his employment agreement) following the merger.
Accordingly, pursuant to his current employment agreement with Summit, upon a termination of employment without good cause within the two-year period following the merger, Mr. Frye will receive the following:
•a lump sum cash payment equal to the average of Mr. Frye’s annual base salary and bonuses paid in the two full year periods prior to the merger or the termination date (whichever is greater), calculated on a monthly basis and multiplied by the number of months between the termination date and the second anniversary of the merger (but no less than 12 months in any event);
•a lump sum cash payment representing a cash incentive award, if any, under Summit’s long-term incentive plans for the year of his termination of employment which shall not be reduced for not being actively employed for the full year, as well as an amount of cash equal to his share of (i) employer matching contributions to the Summit Defined Contribution Plan (calculated as if he made the maximum employee elective deferral amount eligible for match for the year of his termination of employment, based on his current rate of compensation) and (ii) employer contributions to the Summit Employee Stock Ownership Plan otherwise payable, if any, in each case less the amount of any such contributions already made during the year of his employment termination; and
•certain continued group health and life employee benefits for the number of months between the termination date and the second anniversary of the merger (to the extent Mr. Frye is not receiving comparable benefits from any other source).
Mr. Frye will also receive title to his current company-provided automobile.
Pursuant to his Summit employment agreement, Mr. Frye will be entitled to a gross-up payment in the event that he is subject to an excise tax under golden parachute payment rules.
In the event that Mr. Frye instead resigns for good reason (as defined in his employment agreement) within the two-year period following the merger, he will be entitled to the same benefits he would have received had his employment been terminated without good cause within the two years following the merger. Alternatively, Mr. Frye may voluntarily resign his employment for any reason within the six month period following the merger, in which case he would be entitled to receive a lump sum cash payment equal to 75% of his average annual base salary and bonuses paid in the two full year periods prior to the merger or the termination date (whichever is greater) and certain continued employee benefits for up to six months (to the extent Mr. Frye is not receiving comparable benefits from any other source).
To the extent applicable, Mr. Frye’s termination payments would be subject to a six-month delay, if required under Section 409A of the Code.
Additionally, Mr. Frye is a participant in the Supplemental SERP, which will vest 100% upon the consummation of the merger, with an amount sufficient to satisfy the benefit to be placed in a trust subject to claims of general creditors of B&H Bank. Under the Supplemental SERP, Mr. Frye will receive an annual benefit equal to an amount provided under certain annuity contracts associated with the Supplemental SERP, but not less than $10,000 per year, paid monthly, beginning the first day of the first month after the later of Mr. Frye’s separation from service or the date on which he attains the age of 65 years, subject to any required delay under Section 409A of the Code. Mr. Frye also is a participant in a Supplemental Executive Retirement Plan dated January 1, 2008 (the Executive Salary Continuation Agreement), which is already 100% vested and will pay out under its existing terms.
Mr. Frye also has been awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, Mr. Frye’s outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under Mr. Frye’s Summit stock appreciation rights. The number of shares of Burke & Herbert common stock underlying Mr. Frye’s replacement Burke & Herbert stock appreciation rights will equal the product of (i) the number of shares of Summit common stock underlying such Summit stock appreciation rights, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert common stock for Mr. Frye’s replacement Burke & Herbert stock appreciation rights shall equal (y) the base price of Summit common stock underlying such Summit stock appreciation rights divided by (z) the exchange ratio, rounded up to the nearest whole cent. Upon Mr. Frye’s termination of employment due to a change in control, any unvested portion of his replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.

Scott C. Jennings
Scott C. Jennings is currently Executive Vice President & Chief Operating Officer of Summit. The parties expect to terminate his employment without good cause (as defined in his employment agreement) following the merger.
Accordingly, pursuant to his current employment agreement with Summit, upon a termination of employment without good cause within the two-year period following the merger, Mr. Jennings will receive the following:
•a lump sum cash payment equal to the average of Mr. Jennings’ annual base salary and bonuses paid in the two full year periods prior to the merger or the termination date (whichever is greater), calculated on a monthly basis and multiplied by the number of months between the termination date and the second anniversary of the merger (but no less than 12 months in any event);
•a lump sum cash payment representing a cash incentive award, if any, under Summit’s long-term incentive plans for the year of his termination of employment which shall not be reduced for not being actively employed for the full year as well as an amount of cash equal to his share of (i) employer matching contributions to the Summit Defined Contribution Plan (calculated as if he made the maximum employee elective deferral amount eligible for match for the year of his termination of employment, based on his current rate of compensation) and (ii) employer contributions to the Summit Employee Stock Ownership Plan otherwise payable, if any, in each case less the amount of any such contributions already made during the year of his employment termination; and
•certain continued group health and life employee benefits for the number of months between the termination date and the second anniversary of the merger (to the extent Mr. Jennings is not receiving comparable benefits from any other source).
Mr. Jennings will also receive title to his current company-provided automobile.
Pursuant to his Summit employment agreement, Mr. Jennings will be entitled to a gross-up payment in the event that he is subject to an excise tax under golden parachute payment rules.
In the event that Mr. Jennings instead resigns for good reason (as defined in his employment agreement) within the two-year period following the merger, he will be entitled to the same benefits he would have received had his employment been terminated without good cause within the two years following the merger. Alternatively, Mr. Jennings may voluntarily resign his employment for any reason within the six month period following the merger, in which case he would be entitled to receive a lump sum cash payment equal to 75% of his average annual base salary and bonuses paid in the two full year periods prior to the merger or the termination date (whichever is greater) and certain continued employee benefits for up to six months (to the extent Mr. Jennings is not receiving comparable benefits from any other source).
To the extent applicable, Mr. Jennings' termination payments would be subject to a six-month delay, if required under Section 409A of the Code. Additionally, Mr. Jennings is a participant in the Supplemental SERP, which will vest 100% upon the consummation of the merger, with an amount sufficient to satisfy the benefit to be placed in a trust subject to claims of general creditors of B&H Bank. Under the Supplemental SERP, Mr. Jennings will receive an annual benefit equal to an amount provided under certain annuity contracts associated with the Supplemental SERP, but not less than $25,000 per year, paid monthly, beginning the first day of the first month after the later of Mr. Jennings’ separation from service or the date on which he attains the age of 63 years, subject to any required delay under Section 409A of the Code. Mr. Jennings also is a participant in a Supplemental Executive Retirement Plan dated January 1, 2008 (the Executive Salary Continuation Agreement), which is already 100% vested and will pay out under its existing terms.
Mr. Jennings also has been awarded stock appreciation rights by Summit. As contemplated by the merger agreement, upon the merger, Mr. Jennings’ outstanding stock appreciation rights, whether vested or unvested, or exercised but unsettled, shall be converted into stock appreciation rights in respect of shares of Burke & Herbert common stock on the same terms and conditions as were applicable under Mr. Jennings’ Summit stock appreciation rights. The number of shares of Burke & Herbert common stock underlying Mr. Jennings’ replacement Burke & Herbert stock appreciation rights will equal the product of (i) the number of shares of Summit common stock underlying such Summit stock appreciation rights, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert common stock for Mr. Jennings’ replacement Burke & Herbert stock appreciation rights shall equal (y) the base price of Summit common stock underlying such Summit stock appreciation rights divided by (z) the exchange ratio, rounded up to the nearest whole cent. Upon Mr. Jennings’ termination of employment due to a change in control, any unvested portion of his replacement Burke & Herbert stock appreciation rights will become fully vested and all such stock appreciation rights will remain exercisable throughout their original term.
Certain Compensation for Summit Named Executive Officers
The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain merger-related compensation that the Summit named executive officers may be entitled to receive. The amounts below were calculated assuming (i) that the effective date of the merger occurred on December 31, 2023, and (ii) a per share value of Summit common stock of $24.66, which is the average closing price per share of Summit common stock as quoted on Nasdaq over the first five business days following the first public announcement of the merger. The amounts in the table below do not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control.
For Messrs. Frye and Jennings, whose employment the parties expect to terminate without good cause following the merger, the amounts in the table reflect an assumed termination upon the assumed merger date, December 31, 2023. Messrs. Maddy, Tissue, and Ritchie are expected to continue in employment after the merger, and have entered into new employment agreements with B&H Bank which will replace and supersede their existing agreements with Summit upon the merger. The amounts in the “Cash” and “Other” column in the table reflect payments that such named executive officers will become vested in upon the merger, payable under the new employment agreements with B&H Bank. To the extent Messrs. Maddy, Tissue and Ritchie experience a qualifying termination after the merger, they will be entitled to additional cash severance amounts as reflected in a footnote to the “Total” column, under their new employment agreements with B&H Bank.
The merger-related compensation payable to the Summit named executive officers is subject to a non-binding advisory vote of the Summit shareholders, as described under “Summit Proposals—Proposal 2: Summit Compensation Proposal” beginning on page 52.
Golden Parachute Compensation

Name	Cash		Equity (5)	Pension/ NQDC (6)	Perquisites/ Benefits(7)		Tax Reimbursement(9)	Other		Total
H. Charles Maddy, III	$440,250	(1)	$56,812	$269,076	$—		$—	$1,320,750	(10)	$2,086,888	(13)
Robert S. Tissue	$379,575	(2)	$31,518	$90,173	$—		$—	$632,626	(11)	$1,133,892	(14)
Bradford E. Ritchie	$—		$33,739	$150,434	$—	(8)	$—	$695,500	(12)	$879,673	(15)
Patrick N. Frye	$1,043,361	(3)	$29,802	$6,931	$104,538		$—	$—		$1,184,632	(16)
Scott C. Jennings	$1,168,867	(4)	$31,518	$51,906	$60,708		$470,580	$—		$1,783,579	(17)
__________________
(1)The cash amount payable to Mr. Maddy represents a lump sum cash payment equal to $440,250, to be made by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after any separation from service (within the meaning of Section 409A of the Code) at any time after the merger, but subject to any payment delay required pursuant to Section 409A of the Code.
(2)The cash amount payable to Mr. Tissue represents a lump sum cash payment equal to $379,575, to be made by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after any separation from service (within the meaning of Section 409A of the Code) at any time after the merger, but subject to any payment delay required pursuant to Section 409A of the Code.
(3)The cash amount payable to Mr. Frye represents a (i) lump sum cash payment under his existing Summit employment agreement equal to the average of Mr. Frye’s annual base salary and bonuses for the two full year periods prior to the merger or the termination date (whichever is greater), calculated on a monthly basis and multiplied by the number of months between the termination date and second anniversary of the merger (but in no event less than 12), and (ii) an estimated payment of a cash incentive award in the amount of $150,000 under Summit’s Management Incentive Plan, in each case payable upon a termination of employment without good cause or a resignation for good reason within the two-year period following the merger.
(4)The cash amount payable to Mr. Jennings represents (i) a lump sum cash payment under his existing Summit employment agreement equal to the average of Mr. Jennings’ annual base salary and bonuses paid in the two full year periods prior to the merger or the termination date

(whichever is greater), calculated on a monthly basis and multiplied by the number of months between the termination date and the second anniversary of the merger (but in no event less than 12) and (ii) an estimated payment of a cash incentive award in the amount of $185,000 under Summit’s Management Incentive Plans, in each case payable upon a termination of employment without good cause or a resignation for good reason within the two-year period following the merger.
(5)The value represents the value of the accelerated vesting of Summit stock appreciation rights held by the named executive officers as of the presumed closing date of December 31, 2023 in the event that the named executive officer experiences a qualifying termination on or after the merger. The value of each Summit stock appreciation right held by the named executive officers as of the presumed closing date is calculated based on a per share value of $24.66, which was Summit’s average closing market price over the first five business days following the first public announcement of the merger, as required by Item 402(t) of Regulation S-K.
(6)The amounts reflect the present value of the unvested benefits held by these executive officers under the Supplemental SERPs by calculating the difference between the present value of the full benefits to which each executive officer would be entitled and the present value of the vested portion of the benefits. None of the executives are vested in the benefits under the Supplemental SERPs, but they will fully vest upon closing of the merger, and accordingly the present value of such unvested benefits under the Supplemental SERPs is set forth in the table for each of the executives.
For purposes of the disclosures in the above table, no payments are included for Mr. Maddy, Mr. Tissue, Mr. Frye and Mr. Jennings under their Executive Salary Continuation Agreements, because they are 100% vested in the benefits under each of their respective Executive Salary Continuation Agreement. No payments are included in the table for Mr. Ritchie under his 2009 Executive Salary Continuation Agreement or under his 2016 Salary Continuation Agreement, even though he is not 100% vested under either of those Agreements, because he is not expected to become eligible for any acceleration of benefits under his 2009 Executive Salary Continuation Agreement or his 2016 Salary Continuation Agreement, due to his expected continuing employment following the merger. Mr. Ritchie’s 2009 Executive Salary Continuation Agreement, which is currently 50% vested, does vest 100% upon a separation from service within two years after the merger, and the present value of such unvested benefits in that event is $265,909. Mr. Ritchie’s 2016 Salary Continuation Agreement, which is currently 41.18% vested, would vest 100% upon a separation from service within 24 months after the merger, and the present value of such unvested benefits in that event is $224,632.
(7)The amounts are payable upon termination of employment without good cause or a resignation for good reason within a two-year period following the merger and reflect (i) the value for the continuation of their health insurance coverage benefits on the same terms as they previously received for the following terms and amounts: Mr. Frye – 2 years – $39,538, Mr. Jennings – 2 years – $15,708; (ii) no value is included for the employer matching contributions to the Summit Defined Contribution Plan and no value is included for employer contributions to the Summit Employee Stock Ownership Plan for the year of termination of employment, as termination of employment is assumed to be as of closing date of December 31, 2023 and full year of contributions would already have been received and (iii) the present value for the automobiles that each are entitled to receive upon the closing of the merger in amounts equal to $65,000 – Mr. Frye and $45,000 – Mr. Jennings.
(8)No value is shown for acceleration of vesting from 50% to 100% in Mr. Ritchie’s split-dollar arrangement because the policy is a single premium paid up policy, and thereby the right to purchase the policy for cash surrender value at age 65 does not represent any discount, such as unpaid annual premium, (as all premiums are paid) from the fair market value of the policy.
(9)Under the golden parachute rules, the value of restrictive covenants may be considered as reasonable compensation attributable to refraining from future services, rather than as compensation potentially subject to excise tax as a “parachute” payment. However, solely for purposes of this table, we have not reduced any amounts by any value that may be assigned to an executive’s restrictive covenants.
If the merger was consummated on the assumed effective date and the named executive officers became entitled to the payments and benefits presented in this table, it is estimated that the only named executive officer who would be entitled to a gross-up payment is Mr. Jennings.
(10)The cash amount payable to Mr. Maddy represents a lump sum special bonus payment of $1,320,750 payable by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger. This amount is payable upon the merger and is not conditioned upon a subsequent qualifying termination.
(11)The cash amount payable to Mr. Tissue represents a lump sum special bonus payment of $632,626 payable by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger. This amount is payable upon the merger and is not conditioned upon a subsequent qualifying termination.
(12)The cash amount payable to Mr. Ritchie represents a lump sum special bonus payment of $695,500 payable by B&H Bank on the first regularly scheduled payroll date that occurs at least five days after the closing date of the merger. This amount is payable upon the merger and is not conditioned upon a subsequent qualifying termination.
(13)The total compensation reflected does not include the amount that Mr. Maddy would be entitled to receive under his new employment agreement with B&H Bank in the event of the involuntary termination of his employment without just cause or resignation of employment for good reason after the merger. Upon such termination, Mr. Maddy shall be entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of termination and (ii) a cash bonus equal to 55% of his base salary at the time of termination for a total of $2,015,000. Mr. Maddy would also be entitled to receive an amount equal to $30,027 which is the product of (A) 100% of his full total monthly premium for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 18. These amounts were calculated assuming (i) a base salary of $650,000 and (ii) current total monthly healthcare premium of $1,668.
Pursuant to Mr. Maddy’s new employment agreement, B&H Bank has agreed to honor Mr. Maddy’s historical golden parachute gross-up right with respect to certain payments or benefits provided in connection with the merger. However, the parties have agreed that the gross-up will not apply to any severance benefits described in this footnote 13; therefore, even if Mr. Maddy were to become entitled to the severance described in this footnote, no gross-up would be payable with respect to those payments.
(14)The total compensation reflected does not include the amount that Mr. Tissue would be entitled to receive under his new employment agreement with B&H Bank in the event of the involuntary termination of his employment without just cause or resignation of employment for good reason after the merger. Upon such termination, Mr. Tissue shall be entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of termination and (ii) a cash bonus equal to 40% of his base salary at the time of termination for a total of $980,000. Mr. Tissue would also be entitled to receive an amount equal to $20,018 which is the product of (A) 100% of his full total monthly premium for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 12. These amounts were calculated assuming (i) a base salary of $350,000 and (ii) current total monthly healthcare premium of $1,668.
Pursuant to Mr. Tissue’s new employment agreement, B&H Bank has agreed to honor Mr. Tissue’s historical golden parachute gross-up right with respect to certain payments or benefits provided in connection with the merger. However, the parties have agreed that the gross-up will not apply to any severance benefits described in this footnote 14; therefore, even if Mr. Tissue were to become entitled to the severance described in this footnote, no gross-up would be payable with respect to those payments.
(15)The total compensation reflected does not include the amount that Mr. Ritchie would be entitled to receive under his new employment agreement with B&H Bank in the event of the involuntary termination of his employment without just cause or resignation of employment for good reason after the merger. Upon such termination, Mr. Ritchie shall be entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of termination and (ii) a cash bonus equal to 40% of his base salary at the time of termination for a total of $1,148,000. Mr. Ritchie would also be entitled to receive an amount equal to $26,772 which is the product of (A) 100% of his full total monthly premium for the healthcare coverage in effect for him and his qualified dependents immediately before his termination, times (B) 12. These amounts were calculated assuming (i) a base salary of $410,000 and (ii) current total monthly healthcare premium of $2,231. In addition, as described in footnote 6, Mr. Ritchie’s 2009 Executive Salary Continuation Agreement, which is currently 50% vested, does vest 100% upon a separation from service within two years after the merger, and the present value of such unvested benefits in that event is $265,909. Mr. Ritchie’s 2016 Salary Continuation Agreement, which is currently 41.18% vested, would vest 100% upon a separation from service within 24 months after the merger, and the present value of such unvested in that event is $224,632. The present value of such accelerated vesting is calculated herein as equal to the difference between the present value of the full benefits to which Mr. Ritchie would be entitled under his 2009 Executive Salary Continuation Agreement and his 2016 Salary Continuation Agreement, and the present value of the vested portion of both those benefits.
(16)The total compensation reflected assumes Mr. Frye will be involuntarily terminated without good cause or resign for good reason within two years of the merger. Alternatively, if Mr. Frye voluntarily resigns his employment for any reason within the six-month period following the merger, he would be entitled to receive a lump sum cash payment equal to 75% of his average annual base salary and bonuses paid in the two full year periods prior to the merger in an amount equal to $335,010 and an amount equal to $9,885 for continued employee benefits for six months. These amounts were calculated assuming a base salary of $294,667 and $310,667 and bonuses of $136,620 and $151,407 in the two full year periods prior to the merger. In such a case, Mr. Frye would also remain entitled to accelerated vesting of his Supplemental SERP, as reflected in the “Pension/NQDC” column in the table.
(17)The total compensation reflected assumes Mr. Jennings will be involuntarily terminated without good cause or resign for good reason within two years of the merger. Alternatively, if Mr. Jennings voluntarily resigns his employment for any reason within the six-month period following the merger, he would be entitled to receive a lump sum cash payment equal to 75% of his average annual base salary and bonuses paid in the two full year periods prior to the merger in an amount equal to $368,950 and an amount equal to $3,927 for continued employee benefits for six months. These amounts were calculated assuming a base salary of $304,833 and $321,833 and bonuses of $169,290 and $187,911 in the two full year periods prior to the merger. In such a case, Mr. Jennings would also remain entitled to accelerated vesting of his Supplemental SERP, as reflected in the “Pension/NQDC” column in the table.
Governance of the Continuing Corporation After the Merger
Boards of Directors of the Continuing Corporation and the Continuing Bank
The merger agreement, and amendments to Burke & Herbert’s and B&H Bank’s bylaws, which will be made in connection with the merger and will be effective from the effective time until the date that is two years after the date of the next annual meeting, and which we refer to as the “bylaws amendments,” provide for certain arrangements related to the boards of directors of Burke & Herbert and B&H Bank after the merger. The Burke & Herbert bylaws amendment and the B&H Bank bylaws amendment are set forth in Exhibits 1.4(b) and 1.4(c) to the merger agreement, which is attached as Annex A. See also “The Merger Agreement—Continuing Corporation Governance” on page 126 for more details.
As required by the merger agreement, Burke & Herbert and B&H Bank will, prior to the effective time of the merger, adopt the Burke & Herbert and B&H Bank bylaw amendments that will fix the number of directors on both the Burke & Herbert and B&H Bank boards of directors at 16 directors. For Burke & Herbert, these directors will consist of (i) eight Burke & Herbert continuing directors and will include Burke & Herbert’s current board chair and vice chair, and (ii) eight Summit continuing directors. Other than the Burke & Herbert and Summit continuing directors, no other directors of Burke & Herbert or Summit shall be designated to serve on the board of directors of the continuing corporation at the effective time. The Burke & Herbert continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, James M. Burke., S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The Summit continuing directors will be Oscar M. Bean, James P. Geary, II, Georgette R. George, Gary L. Hinkle, Jason A. Kitzmiller, H. Charles Maddy, III, Charles S. Piccirillo, and Jill S. Upson. Effective as of the effective time, David P. Boyle, the current chair of the Burke & Herbert board, will be appointed to serve as the chair of the continuing corporation’s board of directors. Oscar M. Bean, the current chair of Summit, will be appointed to serve as a vice-chair on the board of directors of the continuing corporation. S. Laing Hinson, Burke & Herbert’s current vice-chair, will continue to serve as a vice-chair.

For B&H Bank, its board will consist (i) eight current B&H Bank directors (the “B&H Bank continuing directors”) to be designated by Burke & Herbert, in consultation with Summit, prior to the effective time and (ii) eight current SCB directors (the “SCB continuing directors”) to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time. The B&H Bank continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, E. Hunt Burke, S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The SCB continuing directors will be Oscar M. Bean, Ronald L. Bowling, J. Scott Bridgeforth, James M. Cookman, James P. Geary, II, Georgette R. George, H. Charles Maddy, III, and David H. Wilson, Sr. E. Hunt Burke, a current director of Burke & Herbert and B&H Bank will be appointed to serve as the chair of the board of directors of the continuing bank.
Management of the Continuing Corporation after the Merger
The merger agreement and the Burke & Herbert and B&H Bank bylaws amendments provide that at the effective time, the continuing corporation and the continuing bank will consist of certain of the officers of Burke & Herbert and Summit, respectively, in office immediately prior to the effective time. In addition, at the effective time, the following individuals will be appointed to hold the positions at the continuing corporation and/or the continuing bank, and in each case, reporting to the Chief Executive Officer of the continuing corporation and the continuing bank, as set forth below:
•David P. Boyle, Burke & Herbert’s current Chair and President Chief Executive Officer, will continue to serve as Chair and Chief Executive Officer of the continuing corporation and as Chief Executive Officer of the continuing bank;
•H. Charles Maddy, III, Summit’s current President and Chief Executive Officer, will serve as President of the continuing corporation and the continuing bank;
•Roy E. Halyama, Burke & Herbert’s current Executive Vice President and Chief Financial Officer, will continue to serve in that role for the continuing corporation and the continuing bank; and
•Robert S. Tissue, Summit’s current Executive Vice President and Chief Financial Officer, will serve as Executive Vice President of Financial Strategy of the continuing corporation and the continuing bank;
•Joe Hager, Summit’s current Chief Risk Officer, will serve as Chief Operating Officer of the continuing corporation and the continuing bank;
•Jeff Welch, Burke & Herbert’s current Chief Credit Officer, will continue to serve in that role for the continuing corporation and the continuing bank;
•Danyl Freeman, Summit’s current Chief Human Resources Officer, will continue to serve in that role for the continuing corporation and the continuing bank;
•Jennifer Schmidt, Burke & Herbert’s current Chief Compliance Officer, will serve as Chief Risk Officer for the continuing corporation and the continuing bank;
•Shannon Rowan, Burke & Herbert’s current Director of Trust & Wealth Management, will continue to serve in that role for the continuing corporation and the continuing bank; and
•Bradford E. Ritchie, Summit’s current Executive Vice President and President of SCB will serve as Executive Vice President and Chief Lending Officer of the continuing bank.
The remainder of the executive team will be drawn from both Burke & Herbert and Summit.
Each of Messrs. Maddy, Tissue, and Ritchie is currently an employee of Summit. Messrs. Maddy, Tissue and Ritchie have entered into new employment agreements with Burke & Herbert and/or B&H Bank that will be effective at the effective time and terminate, supersede, and replace such officers’ current employment agreements with Summit or its subsidiaries and affiliates (as applicable). The new agreements for Messrs. Maddy, Tissue and Ritchie provide that each of the officers will be entitled to a cash transaction bonus payable upon the effective time of the merger. For a more complete description of the employments agreement for Messrs. Maddy, Tissue and Ritchie, see “—Interests of Certain Summit Directors and Executive Officers in the Merger; Employment Agreements” on page 98.
Name and Headquarters
The merger agreement and the Burke & Herbert bylaws amendment each provide that the name of the continuing corporation and the continuing bank will be Burke & Herbert Financial Services Corp. and B&H Bank, respectively, and that the headquarters and main office of Burke & Herbert and B&H Bank will remain located in Alexandria, Virginia. Burke & Herbert common stock will continue to trade on Nasdaq under the symbol “BHRB.” The continuing bank will maintain a significant operational presence in Moorefield, West Virginia.
Accounting Treatment
Burke & Herbert and Summit prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Summit by Burke & Herbert under the acquisition method of accounting, and Burke & Herbert will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger, Burke & Herbert and Summit need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies. Subject to the terms of the merger agreement, Burke & Herbert and Summit have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within 60 days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board (unless a waiver is granted), the FDIC, the VBFI, the WVDFI, and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the continuing corporation in the merger.
Under the terms of the merger agreement, Burke & Herbert and Summit, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Burke & Herbert and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Summit shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Burke & Herbert and Summit believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Burke & Herbert following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board and the FDIC
The merger is subject to the approval of (i) the Federal Reserve Board pursuant to section 3 of the BHCA, with respect to the merger (unless a waiver is granted) and (ii) the FDIC pursuant to section 18(c)(2)(C) of the Federal Deposit Insurance Act (the “Bank Merger Act”) with respect to the bank merger. The Federal Reserve Board and the FDIC take into consideration a number of factors when acting on applications under section 3 of the BHCA and the Bank Merger Act, respectively. These factors include the effect of the applicable transaction on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board and the FDIC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the FDIC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHCA and the Bank Merger Act, the Federal Reserve Board and the FDIC, as applicable, each also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the FDIC must also take into account the record of performance of each of Burke & Herbert and Summit in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the FDIC may receive protests from community groups and others. In their most recent CRA performance evaluations, B&H Bank received an overall “satisfactory” regulatory rating and SCB received an overall “satisfactory” regulatory rating.
In addition, in connection with an interstate merger transaction, the Federal Reserve Board and the FDIC each consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the FDIC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the relevant application for such transaction is filed, and it determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
Furthermore, the BHCA and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the FDIC. Each of the Federal Reserve Board and the FDIC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. Each of the Federal Reserve Board and the FDIC is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.
The initial submission of the applications to the FDIC occurred on September 29, 2023. On September 29, 2023, Burke & Herbert submitted a request to the Federal Reserve Bank of Richmond to waive the applicable application requirements of the BHCA with respect to the merger.
Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”)
In connection with the transactions contemplated by the merger, Burke & Herbert is required to file applications with the VBFI seeking approval pursuant to (i) Section 6.2-715 of the Code of Virginia for the proposed merger and

(ii) Title 6.2 of the Code of Virginia for the proposed bank merger. As a general matter, the VBFI will review the applications submitted by Burke & Herbert for the purpose of determining whether:
•The merger would be detrimental to the safety and soundness of Burke & Herbert;
•Burke & Herbert, its directors and officers, and any proposed new directors and officers of the continuing corporation or continuing bank, are qualified by character, experience, and financial responsibility to control and operate the continuing corporation and the continuing bank;
•Neither the merger nor the bank merger will be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts, or shareholders of the continuing corporation or the continuing bank; and
•The merger and the bank merger are in the public interest.
The initial submission of the applications to the VBFI occurred on September 29, 2023.
West Virginia Division of Financial Institutions
The WVDFI does not require an application in connection with the merger, but it does require a certification from B&H Bank prior to consummation of the bank merger in accordance with applicable law.
Department of Justice
In addition to the Federal Reserve Board, the FDIC, the VBFI, the WVDFI and the other state regulatory approvals, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHCA or the Bank Merger Act generally may not be completed until thirty days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze their effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other regulatory authorities and self-regulatory organizations in connection with the mergers.
Stock Exchange Listings
Burke & Herbert common stock is listed for trading on Nasdaq under the symbol “BHRB.” Summit common stock is listed for trading on Nasdaq under the symbol “SMMF.” In the merger, Summit common stock currently listed on Nasdaq will be delisted from such exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.
Under the terms of the merger agreement, Burke & Herbert will cause the shares of Burke & Herbert common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Burke & Herbert nor Summit will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of Burke & Herbert common stock will continue to be traded on Nasdaq under the symbol “BHRB”.

Appraisal Rights in the Merger
Burke & Herbert shareholders are not entitled to appraisal rights under the VSCA for the merger and Summit shareholders are not entitled to appraisal rights under the WVBCA for the merger.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Burke & Herbert or Summit. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Summit makes with the SEC, as described in the section entitled, “Where You Can Find More Information” beginning on page 176 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Burke & Herbert and Summit contained in this joint proxy statement/prospectus or in the public reports of Burke & Herbert or Summit filed with the SEC may supplement, update or modify the factual disclosures about Burke & Herbert and Summit contained in the merger agreement. The merger agreement contains representations and warranties by Summit, on the one hand, and by Burke & Herbert, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Burke & Herbert and Summit were made solely for the benefit of the parties to the merger agreement and are qualified and subject to important limitations agreed to by Burke & Herbert and Summit in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure letters that Burke & Herbert and Summit each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Burke & Herbert and Summit at the time they were made or otherwise.
Structure of the Merger
Each of Summit’s and Burke & Herbert’s respective board of directors has unanimously approved and adopted the merger agreement. In the merger, Summit will merge with and into Burke & Herbert, with Burke & Herbert as the continuing corporation. Immediately following the merger, SCB will merge with and into B&H Bank, with B&H Bank as the continuing bank, which is referred to as the bank merger.
Prior to the consummation of the merger, Burke & Herbert and Summit may, by mutual agreement, change the method or structure of effecting the combination of Burke & Herbert and Summit if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change may (i) alter or change the exchange ratio or the number of shares of Burke & Herbert common stock received by Summit shareholders in exchange for each share of Summit common stock; (ii) adversely affect the tax treatment of Summit’s shareholders or Burke & Herbert’s shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of Summit or Burke & Herbert pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
Each share of Summit common stock issued and outstanding immediately prior to the effective time, except for shares of Summit common stock owned by Summit as treasury stock or owned by Summit or Burke & Herbert (in each case, other than shares of Summit common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Summit or Burke & Herbert in respect of debts previously contracted), will be converted into the right to receive 0.5043 shares of Burke & Herbert common stock.
If the outstanding shares of Summit common stock or Burke & Herbert common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Burke & Herbert shareholders and Summit shareholders the same economic effect as contemplated by the merger agreement prior to such event.
Fractional Shares
Burke & Herbert will not issue any fractional shares of Burke & Herbert common stock in the merger. Instead, a former holder of Summit common stock who otherwise would have received a fraction of a share of Burke & Herbert common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the average of the closing sale prices of Burke & Herbert common stock as reported on Nasdaq for the ten full trading days ending on the trading day immediately preceding (but not including) the effective time.
Governing Documents
Effective as of the effective time, the bylaws of Burke & Herbert and B&H Bank will be amended to reflect the appointment of directors for the continuing corporation and the continuing bank. See “—Continuing Corporation Governance” on page 126, below.
Treatment of Summit Preferred Shares
Each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time shall automatically be converted into the right to receive a share of new Burke & Herbert preferred stock (taking into account that Summit will not be the surviving entity in the merger and any adjustment to the right of optional redemption by Burke & Herbert that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve for such preferred stock) and, upon such conversion, the Summit series 2021 preferred stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the effective time and no consideration shall be issued in exchange therefor.
Treatment of Summit Equity Awards
The merger agreement provides that, at the effective time, each Summit SAR, shall, by virtue of the merger and without any action on the part of the Summit SAR holder, convert into a Replacement SAR on the same terms and conditions as were applicable to the Summit SAR. The number of Burke & Herbert shares that underlie each Replacement SAR will equal the product of (i) the number of shares of Summit common stock underlying the Summit SAR, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of the continuing corporation common stock for each Replacement SAR shall equal (y) the base price of Summit common stock subject to such Summit SAR divided by (z) the exchange ratio, rounded up to the nearest whole cent. Each Summit SAR is intended to be converted into a Replacement SAR in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code, to the extent applicable.

The merger agreement also provides that, at the effective time, each Summit RSU will automatically and without any required action on the part of the holder thereof, convert into a Replacement RSU, provided that, the number of shares of the continuing corporation common stock underlying such Replacement RSU shall equal the product of (i) the number of shares of Summit common stock underlying such Summit RSU, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares.
At or prior to the effective time, the Summit board or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of Burke & Herbert) and take any actions (after consultation with Burke & Herbert) which are reasonably necessary to effectuate the conversion of the Summit SARs and Summit RSUs into Replacement SARs and Replacement RSUs. Burke & Herbert, prior to the effective time and as the continuing corporation shall, as soon as practicable after the effective time, take all necessary actions for the assumption of the Replacement SARs and the Replacement RSUs. Additionally, as soon as practicable following the effective time, Burke & Herbert shall file with the SEC a registration statement on Form S-8 with respect to the shares underlying the Replacement SARs and Replacement RSUs, and use its reasonable best efforts to maintain the effectiveness of such Form S-8 registration statement for so long as the Replacement SARs and Replacement RSUs remain outstanding.
Closing and Effective Time of the Merger
The merger will become effective at such date and time specified in the articles of merger to be filed with the Virginia State Corporation Commission and the Office of the Secretary of State of West Virginia. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission and by the Office of the Secretary of State of the State of West Virginia. The closing will take place at 10:00 a.m. Eastern Time at the offices of Troutman Pepper in Washington, D.C., on a date mutually agreed to by the parties, which shall be held at or prior to the effective time and no later than the first day of the first month beginning after the satisfaction or waiver (subject to applicable law) of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date or time is mutually agreed to by the parties.
Exchange of Shares
Exchange Procedures
On or before the effective time, Burke & Herbert shall deposit with its transfer agent either certificates representing the shares of the continuing corporation common stock or non-certificated shares of continuing corporation common stock (or a combination thereof) and shares of new Burke & Herbert preferred stock issuable to the holders of Summit’s common stock and Summit series 2021 preferred stock, as applicable. Burke & Herbert will also deposit enough cash to pay any dividends or distributions with respect to Summit’s common stock and any cash that is required to be paid in lieu of fractional shares. As promptly as practicable after the effective time, the continuing corporation shall cause the exchange agent to send to each former shareholder of record of Summit common stock and Summit series 2021 preferred stock immediately before the effective time customary transmittal materials for use in exchanging such shareholder’s Summit common stock certificates or Summit’s book-entry shares for the merger consideration, or certificates for Summit series 2021 preferred stock for the new Burke & Herbert preferred stock, as applicable.
If an old certificate for Summit common stock or Summit series 2021 preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon compliance with reasonable conditions imposed by the continuing corporation pursuant to applicable law and as required in accordance with the continuing corporation’s and the exchange agent’s respective standard policies (including the requirement that the shareholder furnish a surety bond or other customary indemnity).
After the effective time, there will be no further transfers on the stock transfer books of Summit for Summit common stock or Summit series 2021 preferred stock that were issued and outstanding immediately prior to the effective time.

Withholding
Burke & Herbert will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares, any dividends or distributions or any other consideration payable under the merger agreement to any holder of Summit common stock or Summit equity awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to the continuing corporation common stock will be paid to the holder of any unsurrendered old certificate representing shares of Summit common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which theretofore had become payable with respect to the whole shares of the continuing corporation common stock, which the shares of Summit common stock represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by Summit to Burke & Herbert and by Burke & Herbert to Summit relating to a number of matters, including the following:
•corporate matters, including due organization and qualification and subsidiaries;
•authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;
•capitalization;
•SEC filings, financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•reports to regulatory authorities;
•the absence of certain changes or events;
•certain material contracts;
•legal proceedings and compliance with laws;
•tax matters;
•absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;
•real and personal property;
•labor and employment matters;
•employee benefit matters;
•insurance;
•loan portfolio matters, including allowance for loan credit losses and mortgage loan buy backs;

•environmental matters;
•intellectual property;
•derivative instruments;
•deposits;
•investment securities;
•inapplicability of takeover statutes;
•transactions with affiliates and related parties;
•opinion from each party’s respective financial advisor;
•fiduciary accounts;
•information systems and security;
•Community Reinvestment Act;
•wealth management;
•subordinated indebtedness; and
•the absence of additional representations or warranties.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure letters delivered by Burke & Herbert and Summit, respectively, and (ii) qualified by the reports of Burke & Herbert or Summit, as applicable, filed with the SEC during the period from January 1, 2021 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the “Risk Factors” section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of Burke & Herbert and Summit are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Burke & Herbert and Summit or Burke & Herbert as the continuing corporation in the merger, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this merger agreement or to consummate the merger and the other transactions contemplated by the merger agreement on a timely basis.
However, a material adverse effect will not be deemed to include the impact of:
•changes, after the date of the merger agreement, in laws, rules or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws, rules and regulations;
•changes after the date of the merger agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses;
•changes after the date of the merger agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to Burke & Herbert, Summit, or their respective subsidiaries;
•any actions expressly permitted or required by the merger agreement or that are taken with the written consent of the other party;

•the existence or public disclosure of the merger agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its subsidiaries;
•changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of the merger agreement; or
•a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by the above, with respect to items in bullets 1, 2, 3 and 6, above, to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party to the merger agreement and its subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.
Except for the representations and warranties specifically set forth in the merger agreement, neither party or its subsidiaries shall be deemed to make any other representations or warranties.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure letters), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Burke & Herbert and Summit will, and will cause its subsidiaries to:
•Conduct its business in the ordinary course in all material respects or use reasonable best efforts to maintain and preserve intact its business organization material assets, rights and properties and preserve its relationships with customers, employees, regulatory agencies and other entities.
•Take no action that would adversely affect or delay the ability of either Summit or Burke & Herbert to obtain any necessary approvals, consents or waivers of any regulatory agency or other governmental authority required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
•Amend, modify or repeal its organizational documents (except as provided for in the Burke & Herbert and B&H Bank bylaw amendments contemplated by the merger agreement).
•Other than pursuant to (i) stock options, restricted stock awards, stock appreciation rights and restricted stock unit awards outstanding as of the date hereof under the Burke & Herbert or Summit equity plans, or as expressly set forth in Burke & Herbert’s or Summit’s disclosure letter: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights with respect thereto; or (ii) enter into any agreement with respect to the foregoing.
•Issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.
•Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for: (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice (other than with respect to executive officers of it or its subsidiaries); (ii) the payment of discretionary spot bonuses of $25,000 or less to an employee (other than an executive officer of it or its subsidiaries); and (iii) in the case of Burke & Herbert, after consultation with Summit as required by the merger agreement, enter into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice.
•Enter into, establish, adopt, amend or terminate any benefit plan or any trust related thereto, or make any contributions to any benefit plan (except as may be required by applicable law or the terms of any benefit plan), including, without limitation, taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting of any benefits payable thereunder, except as otherwise specifically permitted in the merger agreement.
•Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of it or any of its subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or as required under the terms of any split dollar agreement or other benefit plan, or any such change that is required by law, or materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy with respect to its properties or assets.
•Except for (i) federal funds borrowings and FHLB borrowings, in each case with a maturity not in excess of six months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), establish or accept any brokered deposits in excess of $20,000,000 individually or in the aggregate, make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms, except as otherwise specifically permitted in the merger agreement.
•Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (i) regularly quarterly dividends not to exceed $0.53 and $0.22 per common share per quarter, respectively, for Burke & Herbert and Summit (ii) with respect to Summit, its regular dividends on the Summit series 2021 preferred stock, and (iii) dividends from its wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries.
•Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned subsidiaries, except (i) purchases and sales of investment securities, subject to certain exceptions, and, (ii) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business.
•Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by the outside auditor to the party.
•Make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes.
•Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
•Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger as set forth in the merger agreement not being satisfied on a timely basis.
•Enter into any material new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its subsidiaries, taken as a whole.
•Subject to certain exceptions, (i) make, renew, restructure or otherwise modify any loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $20,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $20,000,000 as of the date of the merger agreement, to make, renew, restructure or otherwise modify any loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any loans; (iii) make, renew, restructure or acquire any loan participation exceeding $20,000,000; (iv) make, renew, restructure or otherwise modify any loan that exceeds its internal lending limits such that the loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any loan securitization or create any special purpose funding entity.
•(i) Enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any derivative contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair.
•Except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $200,000 individually or $500,000 in the aggregate, or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the continuing corporation or its subsidiaries.
•Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in its currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice.
•Adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, share exchange or other reorganization.
•Take any other action that would make any representation or warranty made in connection with the merger agreement untrue.
•Agree to, or make any commitment to, take any of the above actions relating to the conduct of business pending the merger prohibited by the merger agreement.
Regulatory Matters
Burke & Herbert and Summit have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.

Each of Burke & Herbert and Summit has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will Summit or Burke & Herbert, or any of their respective subsidiaries be required, and neither Summit or Burke & Herbert, nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Burke & Herbert and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger.
Burke & Herbert and Summit have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, as well as to consult with each other and keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
To the extent permitted by applicable law, Burke & Herbert and Summit have also agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by this merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.
Additionally, from the date of the merger agreement until the effective time, each party shall promptly notify the other in writing of any pending or threatened litigation, claim, action, suit, hearing, proceeding, arbitration, material investigation by a governmental authority or demand or notice of violation by a governmental authority (a “governmental action”), or any award, injunction, judgment, decree, order, ruling or other similar decision by any governmental authority or any other person (a “governmental order”) (a) challenging or seeking material damages in connection with the merger or the other transactions contemplated by the merger agreement or (b) seeking to restrain or prohibit the consummation of the merger or the other transactions contemplated by the merger agreement. If any governmental action or governmental order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by the merger agreement as violative of any law, each party shall, and shall cause their respective representatives to, cooperate and use reasonable best efforts to contest and resist, except insofar as the parties may otherwise agree, any such governmental action or governmental order, including any governmental action or governmental order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the merger or the other transactions contemplated by the merger agreement.
Employee Matters
The merger agreement provides that, Burke & Herbert will provide to each employee that continues to be employed by the continuing corporation, (a “Summit continuing employee”) for as long as they are employed during the period commencing on the closing date and ending on the last day of the calendar year in which the closing date occurs:
•base salary and wages that, in each case, are no less than the base salaries and wages provided to such Summit continuing employee immediately prior to the effective time;
•cash incentive opportunities that are that are substantially comparable in the aggregate to the cash incentive opportunities (excluding any change in control payments, retention payments and other special or non-recurring bonus payment opportunities) provided either to similarly situated employees of Burke & Herbert or provided to such continuing employee by Summit immediately prior to the effective time; and
•employee benefits (excluding the Summit Financial Group, Inc. Employee Stock Ownership Plan), with no break in coverage, that, following a joint determination by Burke & Herbert and Summit prior to the effective time and on a plan by plan basis, are the same as those provided to similarly situated employees of Burke & Herbert or as provided under Summit benefit plans maintained immediately prior to the effective time and as, in such case, shall be maintained by Burke & Herbert following the effective time.

For purposes of eligibility, participation and vesting (but not benefit accruals other than for paid time off and severance) under the Burke & Herbert benefit plans, service credited or recognized by Summit under the Summit benefit plans shall be treated as service or credit with Burke & Herbert, unless such recognition would result in a duplication of benefits. The merger agreement also provides that, with respect to any employee welfare benefit plans of Burke & Herbert or its subsidiaries in which any Summit continuing employees become eligible to participate on or after the effective time, Burke & Herbert and its subsidiaries will use their best efforts to waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under Summit’s welfare benefit plans). Burke & Herbert will also use its best efforts to cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Summit continuing employees under Summit’s welfare benefit plans to be credited to such employees under Burke & Herbert’s welfare benefit plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such Summit continuing employees under Burke & Herbert’s welfare benefit plans for such plan year (if any).
The continuing corporation will maintain a severance plan covering full-time and part-time Summit continuing employees and Burke & Herbert employees. Each eligible employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances on or after the effective time but before the date that is 12 months after the effective time will be eligible to receive severance benefits thereunder, subject to the employee’s execution (and non-revocation) of a release and waiver of claims.
Beginning as of the first day of the calendar year after the effective time, Burke & Herbert shall recognize each Summit continuing employee’s service (i) with Summit prior to the effective time and (ii) with Burke & Herbert from the effective time to January 1, 2025, including accrued but unused vacation and sick leave carried over from prior calendar years, but unused as of January 1, 2025, up to a maximum limit, which limit shall be equal to the greater of (a) the maximum hours of carryover of accrued but unused hours permitted under Burke & Herbert’s then current policy and (b) 40 hours (all whether such carried over hours are for service for Summit prior to the effective time or for service for Burke & Herbert during 2024, but still unused as of January 1, 2025) for purposes of calculating paid time off (“PTO”) under Burke & Herbert’s PTO policy or any successor policy of the continuing corporation or any of its subsidiaries. For the calendar year including the effective time, a Summit continuing employee shall be credited with accrued and unused vacation and sick leave under the Summit sick and vacation leave policy, which policy will be closed at the effective time, but remain in effect as to all Summit continuing employees as of the effective time through and including December 31, 2024, including, to the extent applicable, any accrued but unused vacation and sick leave carried over from a prior calendar year pursuant to terms of the Summit sick and vacation leave policy. However, in no event will any Summit continuing employee be credited with PTO or vacation or sick leave, as applicable, which is duplicative of PTO or vacation or sick leave for the same period of service.
Burke & Herbert may either maintain the Summit 401(k) plan at and after the effective time (and, at Burke & Herbert’s election, merge the Summit 401(k) plan into the B&H Bank 401(k) plan following the effective time) or, if requested by Burke & Herbert at least 30 days prior to the effective time, Summit shall take action to terminate the Summit 401(k) plan effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. Summit continuing employees will be eligible to participate, on or as soon as administratively practicable after the effective time, in the B&H Bank 401(k) plan if they were eligible to participate in the Summit 401(k) plan immediately before its termination or otherwise satisfy eligibility and entry requirements for the B&H Bank 401(k) plan. To the extent that the Summit 401(k) plan is terminated as provided above, Burke & Herbert will take such actions as may be required, including amendments to the B&H Bank 401(k) plan, to permit the Summit continuing employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the terminated Summit 401(k) plan, as applicable, into the B&H Bank 401(k) plan.
Prior to the effective time, Summit and SCB shall amend the ESOP in a form of amendment subject to the reasonable prior approval of Burke & Herbert (the “ESOP amendment”), pursuant to which (i) the ESOP shall be frozen as to eligibility and benefit accrual, and no employees will become participants in the ESOP and no contributions will be made to the ESOP on or after the effective time; (ii) all ESOP participant account balances to the extent they have not fully and finally forfeited shall fully vest as of the effective time; (iii) the entire vested balance of the account of ESOP participants and beneficiaries will be distributable as soon as administratively practicable after the effective time; and (iv) the ESOP (but not the trust underlying the ESOP) shall terminate effective as of the effective time. Further, prior to the termination of the ESOP, Summit and SCB will make a contribution to the ESOP for the short plan year ending on the effective time in a mutually agreed amount between Summit and Burke & Herbert, and make such additional contribution necessary so that all shares of qualifying employer securities held by the ESOP may be released from any suspense account or encumbrance and allocated to the accounts of eligible ESOP participants in accordance with the terms of the ESOP and applicable law.
The merger agreement also provides that the continuing corporation will generally assume and honor Summit’s existing employment, severance and change in control agreements or arrangements with current and former Summit officers, directors and employees, as disclosed by Summit to Burke & Herbert, unless such arrangements were terminated with Burke & Herbert’s consent prior to the effective time or Burke & Herbert and the individual have agreed to a replacement agreement. Further, the merger agreement provides that Burke & Herbert will be authorized to make retention bonus awards from a retention bonus pool for purposes of retention through, and in some circumstances, after, the effective time. The merger agreement also provides that Burke & Herbert will maintain Summit’s bank owned life insurance policies and related split dollar life insurance places for Summit continuing employees who participate in such policies at the effective time, for one year after closing.
Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any Summit benefit plan, Burke & Herbert benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the continuing corporation or any of its subsidiaries or affiliates to amend, modify or terminate any particular Summit benefit plan, Burke & Herbert benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of Summit, Burke & Herbert or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement third-party beneficiary rights.
Director and Officer Indemnification and Insurance
The merger agreement provides that following the effective time, Burke & Herbert, as the continuing corporation in the merger, will indemnify and advance expenses to any person who has rights to indemnification or advancement of expenses from Summit or any of its subsidiaries (in any capacity), to the same extent and on the same conditions as such person was entitled to indemnification or advancement of expenses pursuant to applicable law and the organizational documents of Summit or Summit subsidiary, as the case may be, or any indemnification agreements to which an indemnified party is a party as in effect on the date of the merger agreement. In the case of advancement of expenses, the indemnified party must provide a written undertaking to repay such advancements as contemplated by Section 13.1-699(A) of the VSCA. Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the continuing corporation or its applicable subsidiary shall direct, if any indemnified party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the continuing corporation or such subsidiary and such indemnified party.
The merger agreement requires Burke & Herbert, as the continuing corporation in the merger, to maintain for a period of six years after consummation of the merger Summit’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, Burke & Herbert is not required to spend annually more than 250% of the current annual premium paid as of the date of the merger agreement by Summit for such insurance. If, however, the premiums for such insurance would at any time exceed the premium cap, then Burke & Herbert will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap.

Name and Headquarters
The merger agreement and the Burke & Herbert bylaws amendment each provide that the name of the continuing corporation and the continuing bank will be Burke & Herbert Financial Services Corp. and Burke & Herbert Bank & Trust Company, respectively, and that the headquarters of Burke & Herbert and B&H Bank will remain located in Alexandria, Virginia.
Operations Center
After the effective time, the continuing corporation shall locate a significant portion of the operations of the continuing bank in Summit’s current headquarters in Moorefield, West Virginia.
Community Foundation
Prior to the closing date, Burke & Herbert will use its reasonable best efforts to establish a new charitable foundation focused on community support in the geographic areas served by the continuing bank and whose purpose will be to offer grant-making programs, including donor-advised funds, endowments, scholarships, field-of-interest funds, and giving circles. The initial members of the board of trustees of the foundation will be selected by the boards of directors of Burke & Herbert and Summit prior to the closing date, with each respective board of directors entitled to select up to eight initial members. Within three business days of the closing date, the continuing corporation will contribute $5,000,000 in cash to the foundation. The form and substance of the organizational documents of the foundation will be subject to Summit’s prior written consent, which consent will not be unreasonably conditioned, withheld or delayed.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Burke & Herbert common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by Burke & Herbert of Summit’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, and exemption from Section 16(b) insider trading liability.
Continuing Corporation Governance
Boards of Directors of the Continuing Corporation and the Continuing Bank
The merger agreement and the bylaws amendments of Burke & Herbert and B&H Bank, which will be made in connection with the merger and effective at the effective time, provide for certain arrangements related to the boards of directors of Burke & Herbert and B&H Bank after the merger. The Burke & Herbert bylaws amendment and the B&H Bank bylaws amendment are set forth as Exhibits 1.4(b) and 1.4(c), respectively, to the merger agreement, which is attached as Annex A.
As required by the merger agreement, Burke & Herbert and B&H Bank will, prior to the effective time of the merger, adopt the Burke & Herbert and B&H Bank bylaw amendments that will fix the number of directors on both the Burke & Herbert and B&H Bank boards of directors at 16 directors. For Burke & Herbert, these directors will consist of (i) eight Burke & Herbert continuing directors and will include Burke & Herbert’s current board chair and vice chair, and (ii) eight Summit continuing directors. Other than the Burke & Herbert and Summit continuing directors, no other directors of Burke & Herbert or Summit shall be designated to serve on the board of directors of the continuing corporation at the effective time. For B&H Bank, its board will consist (i) eight current B&H Bank directors (the “B&H Bank continuing directors”) to be designated by Burke & Herbert, in consultation with Summit, prior to the effective time and (ii) eight current SCB directors (the “SCB continuing directors”) to be designated by Summit, in consultation with Burke & Herbert, prior to the effective time.
The Burke & Herbert bylaw amendment provides that at the first two annual meetings of shareholders following the effective time, Burke & Herbert shall nominate each Burke & Herbert continuing director and each Summit continuing director for reelection to the board of directors, and the continuing corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the board of directors that its shareholders vote to reelect each Burke & Herbert continuing director and each Summit continuing director to the board of directors of the continuing corporation. From and after the effective time until two years after the date of the next annual meeting, no vacancy on the board of directors shall be filled, and the board shall not nominate any director to fill such vacancy unless such individual would be an independent director of the corporation (unless the predecessor director was not independent). Additionally, in the case of a vacancy created by the cessation of service of a Burke & Herbert continuing director, not less than a majority of the Burke & Herbert continuing directors must approve the appointment. In the case the case of a vacancy created by the cessation of service of a Summit continuing director, not less than a majority of the Summit continuing directors must approve the appointment. However, any such director nominee must be made in accordance with the continuing corporation’s governance guidelines, applicable law, and the rules of Nasdaq or any other exchange on which the continuing corporation’s securities may be listed for trading.
The Burke & Herbert continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, James M. Burke., S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The Summit continuing directors will be Oscar M. Bean, James P. Geary, II, Georgette R. George, Gary L. Hinkle, Jason A. Kitzmiller, H. Charles Maddy, III, Charles S. Piccirillo, and Jill S. Upson.
Effective as of the effective time, David P. Boyle, the current chair of the Burke & Herbert board, will be appointed to serve as the chair of the continuing corporation’s board of directors. Oscar M. Bean, the current chair of Summit, will be appointed to serve as a vice-chair on the board of directors of the continuing corporation. S. Laing Hinson, Burke & Herbert’s current vice-chair, will continue to serve as a vice-chair.
Similarly, B&H Bank’s bylaws amendment provides that at its first two annual meetings of shareholders following the effective time, B&H Bank shall nominate each B&H Bank continuing director and each SCB continuing director for reelection to the board of directors, and the continuing bank’s proxy materials with respect to such annual meeting shall include the recommendation of the board of directors that its shareholders vote to reelect each B&H Bank continuing director and each SCB continuing director to the board of directors of the continuing bank. From and after the effective time until two years after the date of the next annual meeting, no vacancy on the continuing bank board of directors shall be filled, and the board shall not nominate any director to fill such vacancy unless such individual would be an independent director of the corporation (unless the predecessor director was not independent). Additionally, in the case of a vacancy created by the cessation of service of a B&H Bank continuing director, not less than a majority of the B&H Bank continuing directors must approve the appointment. In the case of a vacancy created by the cessation of service of an SCB continuing director, not less than a majority of the SCB continuing directors must approve the appointment. However, any such director nominee must be made in accordance with the continuing corporation’s governance guidelines, applicable law, and the rules of Nasdaq or any other exchange on which the continuing corporation’s securities may be listed for trading.
The B&H Bank continuing directors will be Mark G. Anderson, Julian F. Barnwell, Jr., Katherine D. Bonnafé, David P. Boyle, E. Hunt Burke, S. Laing Hinson, Shawn P. McLaughlin, and Jose D. Riojas. The SCB continuing directors will be Oscar M. Bean, Ronald L. Bowling, J. Scott Bridgeforth, James M. Cookman, James P. Geary, II, Georgette R. George, H. Charles Maddy, III, and David H. Wilson, Sr. E. Hunt Burke, a current director of Burke & Herbert and B&H Bank will be appointed to serve as the chair of the board of directors of the continuing bank.
Management of the Continuing Corporation after the Merger
The merger agreement and the Burke & Herbert and B&H Bank bylaw amendments provide that at the effective time, the continuing corporation and the continuing bank will consist of certain of the officers of Burke & Herbert and Summit, respectively, in office immediately prior to the effective time. In addition, at the effective time, the following individuals will be appointed to hold the following positions at the continuing corporation and/or the continuing bank, and in each case, reporting to the Chief Executive Officer of the continuing corporation and the continuing bank, as set forth below:
•David P. Boyle, Burke & Herbert’s current President and Chief Executive Officer, will continue to serve as Chief Executive Officer for the continuing corporation and the continuing bank;
•H. Charles Maddy, III, Summit’s current President and Chief Executive Officer, will serve as President of the continuing corporation and the continuing bank;
•Robert S. Tissue, Summit’s current Executive Vice President and Chief Financial Officer, will serve as Executive Vice President of Financial Strategy of the continuing corporation and the continuing bank;
•Roy E. Halyama, Burke & Herbert’s current Executive Vice President and Chief Financial Officer, will continue to serve in those roles for the continuing corporation and the continuing bank;
•Joe Hager, Summit’s current Chief Risk Officer, will serve as Chief Operating Officer of the continuing corporation and the continuing bank;
•Jeff Welch, Burke & Herbert’s current Chief Credit Officer, will continue to serve in that role for the continuing corporation and the continuing bank;
•Danyl Freeman, Summit’s current Chief Human Resources Officer, will continue to serve in that role for the continuing corporation and the continuing bank;
•Jennifer Schmidt, Burke & Herbert’s current Chief Compliance Officer, will serve as Chief Risk Officer for the continuing corporation and the continuing bank;
•Bradford Ritchie, Summit’s current Executive Vice President and President of SCB, will serve as Chief Lending Officer of the continuing bank; and
•Shannon Rowan, Burke & Herbert’s current Director of Trust & Wealth Management, will continue to serve in that role for the continuing corporation and the continuing bank.
The remainder of the executive team will be drawn from both Burke & Herbert and Summit.
Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors
Each of Burke & Herbert and Summit has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the merger agreement (in the case of the Summit shareholders, the “requisite Summit vote” and, in the case of the Burke & Herbert shareholders, the “requisite Burke & Herbert vote”) and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable and on the same date.
Each of Burke & Herbert and Summit and their respective boards of directors has agreed to use its reasonable best efforts to obtain from Burke & Herbert shareholders and Summit shareholders, respectively, the requisite Burke & Herbert vote and the requisite Summit vote, including by communicating to Burke & Herbert shareholders and Summit shareholders, as applicable, the Burke & Herbert board recommendation that Burke & Herbert shareholders approve the merger agreement and the Burke & Herbert bylaw amendment (the “Burke & Herbert board recommendation”) and the Summit board recommendation that Summit shareholders approve the merger agreement (the “Summit board recommendation”), as applicable, except in limited circumstances as described under “—Agreement Not to Solicit Other Offers,” below.
Each of Burke & Herbert and Summit has agreed that each of Burke & Herbert and Summit and their respective boards of directors will not withhold, withdraw, or modify its board recommendation in any manner adverse to the other party, or propose publicly to withhold, withdraw, or modify its board recommendation in any manner adverse to the other party except in the limited circumstances described in “—Agreement Not to Solicit Other Offers,” below.

Subject to applicable law, Burke & Herbert and Summit must adjourn or postpone the Burke & Herbert shareholders meeting or the Summit shareholders meeting, as applicable, if there are insufficient shares of Burke & Herbert common stock or Summit common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Burke & Herbert or Summit, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Burke & Herbert vote or the requisite Summit vote, and subject to the terms and conditions of the merger agreement, Burke & Herbert or Summit, as applicable, will continue to use reasonable best efforts to solicit proxies from its shareholders, as applicable, provided, however, that neither Burke & Herbert nor Summit will be required to adjourn or postpone the Burke & Herbert shareholders meeting or the Summit shareholder meetings, as applicable, more than two times.
Agreement Not to Solicit Other Offers
Each of Burke & Herbert and Summit has agreed that it will, and will direct each of its subsidiaries and its representatives to immediately cease, and cause to be terminated, any activities, discussions or negotiations with any persons conducted before the date of the merger agreement with respect to any offer or proposal that constitutes, or may be reasonably expected to lead to, an acquisition proposal (as defined below). Each of Burke & Herbert and Summit will also use their reasonable best efforts to enforce the terms of any existing confidentiality or standstill agreements to which it is a party.
Additionally, each of Burke & Herbert and Summit has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, and representatives not to, directly or indirectly:
•initiate, solicit, endorse, or knowingly encourage or knowingly facilitate (including by providing information or assistance) any inquiries, proposals or offers with respect to, or any inquiry, proposal or offer that is reasonably likely to lead to, an acquisition proposal (as defined below);
•furnish any confidential or nonpublic information relating to an acquisition proposal;
•engage or participate in any negotiations or discussions concerning an acquisition proposal; or
•approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to Burke & Herbert or Summit, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in
•a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party;
•any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party; or
•any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Burke & Herbert vote, in the case of Burke & Herbert, or the requisite Summit vote, in the case of Summit, a party receives an unsolicited bona fide written acquisition proposal that did not result from a breach of the merger agreement section related to acquisition proposals, it may, and may permit its subsidiaries and its and their subsidiaries’

officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information to, or engage or participate in discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written acquisition proposal with respect to such party if, and only to the extent that:
•such party’s board of directors concludes in good faith, after consultation with outside legal counsel and, with respect to financial matters, its outside financial advisors, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law;
•before taking such actions, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the confidentiality agreement in effect between Burke & Herbert and Summit, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, provided, that any non-public information provided to any person or entity shall have previously been provided to the other party hereto or shall be simultaneously provided to the other party hereto; and
•such party’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal.
In the event either Burke & Herbert or Summit receives an acquisition proposal, each party shall immediately (within 24 hours) notify the other party orally and in writing of its receipt of any such acquisition proposal or any request for non-public information, or any other inquiry, that could reasonably be expected to lead to any acquisition proposal, the material terms and conditions thereof, and the identity of the person making such acquisition proposal, will provide the other party with an unredacted copy of any such acquisition proposal and all related draft transaction documents received in connection with such acquisition proposal, and will thereafter keep the other party apprised of any related material developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation and correspondence relating thereto.
For purposes of the merger agreement, a “superior proposal” means with respect to Burke & Herbert or Summit, as applicable, an unsolicited, bona fide written acquisition proposal made by a person or entity (or group of persons or entities acting in concert) that the board of directors of Burke & Herbert or Summit, as the case may be, concludes in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors, taking into account all legal, financial, strategic, regulatory, timing and other aspects of the acquisition proposal, including the likelihood of obtaining financing and of receiving all required approvals of governmental authorities, and including the terms and conditions of the merger agreement (as it may be proposed in writing to be amended by Burke & Herbert or Summit, as applicable), is reasonably likely to be completed on the terms proposed and would, if consummated, (i) result in a transaction that is more favorable to the shareholders of Burke & Herbert or Summit, as the case may be, from a financial point of view (accounting for and assuming payment of the termination fee), than the transactions contemplated by the merger agreement (as it may be proposed in writing to be amended by Burke & Herbert or Summit, as applicable), and (ii) result in the acquisition of all of the outstanding shares of that party’s common stock or all of that party’s assets. However, for purposes of this definition of “superior proposal,” the term “acquisition proposal” shall have the meaning assigned to such term as described above, except the reference to “25% or more” in such definition shall be deemed to be a reference to “50% or more” and “acquisition proposal” shall only be deemed to refer to a transaction involving Burke & Herbert or Summit or their respective banking subsidiaries.
However, the board of directors of Summit or Burke & Herbert, as applicable, may either:
•terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal provided that such party pay the termination fee as further described under “—Termination of the Merger Agreement” and “—Termination Fee”; or
•make a change in its board recommendation;

if and only if in either case:
•an unsolicited bona fide written acquisition proposal (that did not result from a breach of such party’s obligations not to solicit other offers described above) is made to such party by a third party, and such acquisition proposal is not withdrawn;
•such board of directors has concluded in good faith (after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors) that such acquisition proposal constitutes a superior proposal;
•such board of directors has concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law;
•five business days have elapsed since the party proposing to take such action has given written notice of the intention to take such action to the other party and specifying in reasonable detail the reasons therefor, including the terms and conditions of any acquisition proposal that is the basis of the proposed action, among other information;
•during such five-business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of the merger agreement proposed in writing by the other party; and
•the board of directors of the party proposing to take such action, following such five business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of the merger agreement proposed in writing by the other party by the conclusion of such five business day period) that such acquisition proposal nonetheless continues to constitute a superior proposal and that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.
Any amendment to any material term of acquisition proposal will require a new notice and notice period, but such subsequent periods shall be reduced to three business days.
Conditions to Complete the Merger
Burke & Herbert’s and Summit’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
•the requisite Burke & Herbert vote and the requisite Summit vote having been obtained;
•all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;
•the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);
•neither party is subject to any order, decree or injunction of a court or agency of competent jurisdiction or a governmental authority, that enjoins or prohibits or makes illegal the consummation of the merger;
•the authorization for listing on Nasdaq, subject to official notice of issuance, of the Burke & Herbert common stock to be issued in the merger;
•the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);
•the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);
•receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and
•prior to the effective time, the receipt and acceptance by each party and its banking subsidiary of the resignations of all current directors other than the Burke & Herbert continuing directors and the Summit continuing directors (and the receipt by each party of a secretary’s certificate from the other party to such effect).
Neither Burke & Herbert nor Summit can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Burke & Herbert vote or the requisite Summit vote, in the following circumstances:
•by mutual written consent of Burke & Herbert and Summit;
•by either Burke & Herbert or Summit, if the merger has not been consummated by August 31, 2024, or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate shall not be available to any party whose breach or failure to perform an obligation hereunder has been the cause of or resulted in the failure of the merger to occur on or before such date;
•by either Burke & Herbert or Summit in the event (i) any required regulatory approval has been denied and such denial has become final and nonappealable, (ii) the relevant governmental authority has requested in writing that Burke & Herbert or Summit or any of their respective subsidiaries withdraw (other than for technical reasons), and not be permitted to resubmit within 120 days, any application with respect to a regulatory approval, (iii) any governmental authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, unless in the case of each of (i), (ii) and (iii), as applicable, the denial of such regulatory approval shall be due to, or materially contributed to by, the fault of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of such party set forth in the merger agreement, or (iv) any regulatory approval includes a condition that would be reasonably expected to have a material adverse effect on the continuing corporation; provided, that a party may only terminate the merger agreement as a result of such a condition if such party used its reasonable best efforts until the earlier of 60 days following the grant of such regulatory approval containing such a condition, or August 31, 2024, to cause the terms and/or conditions of any regulatory approval containing such a condition to be deleted or removed;
•by either Burke & Herbert or Summit in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement which cannot be or has not been cured within thirty days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the merger; provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement;

•by Burke & Herbert, if prior to the Summit shareholder approval, Summit or the Summit board has (i) failed to make a recommendation to approve the merger, (ii) made a recommendation change or approved, adopted or endorsed an acquisition proposal, or (iii) if Summit has failed to comply in all material respects with its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Summit board recommendation;
•by Summit, if prior to the Burke & Herbert shareholder approval, Burke & Herbert or the Burke & Herbert board has (i) failed to make a recommendation to approve the merger, (ii) made a recommendation change or approved, adopted or endorsed an acquisition proposal, or (iii) if Burke & Herbert has failed to comply in all material respects with its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Burke & Herbert board recommendation;
•by Burke & Herbert or Summit, if either Burke & Herbert or Summit shall fail to obtain the shareholder approval required for the merger at their respective meetings; or
•by Burke & Herbert or Summit if the board of directors of the other party determines to enter into a definitive agreement and accept a superior proposal, provided that the party accepting the superior proposal pays the termination fee as described under “—Termination Fee” below.
Neither Burke & Herbert nor Summit is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Burke & Herbert common stock or Summit common stock.
For additional information regarding the required recommendations of the boards of directors of the parties and their ability to make a change in recommendation or terminate the merger agreement to accept a superior proposal, see “— Meetings; Recommendation of Burke & Herbert’s and Summit’s Boards of Directors” and “—Agreement Not to Solicit Other Offers” beginning above on pages 128 and 129, respectively.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect and none of Burke & Herbert, Summit, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability thereunder or in connection with the transactions contemplated by the merger agreement, except that (i) neither Summit nor Burke & Herbert will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcement, the termination fee, and the payment of fees and expenses.
Termination Fee
Summit will pay Burke & Herbert a termination fee equal to $14,860,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•If, after the date of the entry into the merger agreement, an acquisition proposal is made with respect to Summit that is communicated to or otherwise made known to the shareholders, senior management or board of directors of Summit, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Summit and the merger agreement is (i) then terminated (A) by Summit or Burke & Herbert due to a failure to consummate the merger by August 31, 2024 and the Summit shareholder vote has not been received, (B) by Burke & Herbert due to Summit’s breach of a representation, warranty, covenant or other agreement, (C) by Summit or Burke & Herbert on the failure to obtain the required vote in favor of the merger at the Summit shareholder meeting, and (ii) within twelve months of the date of the termination of the merger agreement, Summit enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above). In such case, the termination fee must be paid to Burke & Herbert on the earlier of the date Summit enters into such definitive agreement and the date of consummation of such transaction by wire transfer of immediately available funds to the account designated by Burke & Herbert; or

•if the merger agreement is terminated (i) by Burke & Herbert due to the failure of the Summit board to make the Summit board recommendation, a change in the Summit board recommendation, or upon Summit’s adopting, endorsement, or recommendation of any acquisition proposal, or (ii) by Summit to enter into a definitive agreement to accept a superior proposal.
Burke & Herbert will pay Summit the termination fee if the merger agreement is terminated in the following circumstances:
•If, after the date of the entry into the merger agreement, an acquisition proposal is made with respect to Burke & Herbert that is communicated to or otherwise made known to the shareholders, senior management or board of directors of Burke & Herbert, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Burke & Herbert and the merger agreement is (i) then terminated (A) by Burke & Herbert or Summit due to a failure to consummate the merger by August 31, 2024 and the Burke & Herbert shareholder vote has not been received, (B) by Summit due to Burke & Herbert’s breach of a representation, warranty, covenant or other agreement, (C) by Summit or Burke & Herbert on the failure to obtain the required vote in favor of the merger at the Burke & Herbert shareholder meeting, and (ii) within twelve months of the date of the termination of the merger agreement, Burke & Herbert enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above). In such case, the termination fee must be paid to Summit on the earlier of the date Burke & Herbert enters into such definitive agreement and the date of consummation of such transaction by wire transfer of immediately available funds to the account designated by Summit; or
•if the merger agreement is terminated (i) by Summit due to the failure of Burke & Herbert to make the Burke & Herbert board recommendation, a change in the Burke & Herbert board recommendation, or upon Burke & Herbert’s adopting, endorsement, or recommendation of any acquisition proposal, or (ii) by Burke & Herbert to enter into a definitive agreement to accept a superior proposal.
If Burke & Herbert or Summit, as the case may be, fails promptly to pay the termination fee due pursuant to the merger agreement, and, in order to obtain such payment, Burke & Herbert or Summit, as applicable, commences a suit which results in a judgment against the other party for the termination fee, then Burke & Herbert or Summit, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.
Expenses and Fees
Except as otherwise expressly provided in the merger agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated, including fees and expenses of its own financial consultants, accountants and legal advisors; provided that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and other governmental authorities in connection with the merger shall be borne equally.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Burke & Herbert vote or the requisite Summit vote, except that after the receipt of the requisite Burke & Herbert vote or the requisite Summit vote, there may not be, without further approval of Burke & Herbert shareholders or Summit shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
Governing Law
The merger agreement is governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to any applicable conflicts of law. The parties also agreed to the exclusive jurisdiction and venue of any state or federal court located in the City of Alexandria within the Commonwealth of Virginia.

Specific Performance
Burke & Herbert and Summit will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Summit common stock that exchange their shares of Summit common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Troutman Pepper and Bowles Rice.
This discussion addresses only those Summit shareholders that hold their shares of Summit common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including, without limitation, if you are:
•a bank or other financial institution;
•a tax-exempt organization;
•a partnership, an S-corporation, or other pass-through entity, or an investor in a pass-through entity;
•holders subject to the alternative minimum tax provisions of the Code;
•an insurance company;
•a mutual fund;
•a dealer or broker in stocks and securities, commodities or currencies;
•a trader in securities that elects a mark-to-market method of accounting;
•a holder of Summit common stock that received Summit common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•a person that is not a U.S. holder;
•a trader in securities who elects the mark-to-market method of accounting for the securities;
•a person that has a functional currency other than the U.S. dollar;
•a real estate investment trust;
•regulated investment companies;
•a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•a holder who actually or constructively owns 5% or more of Summit common stock;

•a holder of Summit common stock that holds Summit common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction;
•controlled foreign corporations or passive foreign investment companies;
• former citizens or residents of the United States;
•a United States expatriate; or
•holders who exercise appraisal rights
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Summit or Burke & Herbert.
You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Summit common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.
The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Summit common stock generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Summit common stock should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that Burke & Herbert receive an opinion from Troutman Pepper, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that Summit receive an opinion from Bowles Rice, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Summit nor Burke & Herbert currently intends to waive this opinion condition to their respective obligations to consummate the merger. If either Summit or Burke & Herbert waive this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Summit shareholders have materially changed, Summit and Burke & Herbert will recirculate appropriate soliciting materials to re-solicit the votes of Summit shareholders. The opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. These opinions will also assume that the representations found in the representation letters of Burke & Herbert and Summit, are, as of the effective time, true and complete without qualification and that the representation letters of Burke & Herbert and Summit are executed by appropriate and authorized officers of Burke & Herbert and Summit. Neither of the opinions described above will be binding on the IRS. Burke & Herbert and Summit have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each holder of Summit common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.
As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of Summit common stock are set forth in the remainder of this discussion:
•a holder who receives solely shares of Burke & Herbert common stock (or receives Burke & Herbert common stock and cash solely in lieu of a fractional share) in exchange for shares of Summit common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Burke & Herbert common stock (as discussed below);
•the aggregate tax basis of the Burke & Herbert common stock received in the merger (including fractional share interests in Burke & Herbert common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Summit common stock for which it is exchanged; and
•the holding period of Burke & Herbert common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Summit common stock for which it is exchanged.
If holders acquired different blocks of Summit common stock at different times and at different prices, a holder’s tax basis and holding period in Burke & Herbert common stock may be determined with reference to each block of Summit common stock.
Cash Instead of a Fractional Share
A holder of Summit common stock who receives cash instead of a fractional share of Burke & Herbert common stock will be treated as having received the fractional share of Burke & Herbert common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of Burke & Herbert common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of Summit common stock surrendered therefor) is greater than one year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding
Payments of cash to a non-corporate holder of Summit common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of 24%). A holder of Summit common stock generally will not be subject to backup withholding, however, if the holder:
•furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or
•provides proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular tax circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.
In addition, U.S. holders of Summit common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. In connection with the Merger, these records should include the number of shares of Summit stock exchanged, the fair market value and tax basis of Summit shares exchanged, and relevant facts regarding any liabilities of such U.S. holders of Summit common stock assumed or extinguished as part of the Merger
If a U.S. holder of Summit common stock that exchanges such stock for Burke & Herbert common stock is a “significant holder” with respect to Summit, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange, and to retain permanent records of the facts in the statement relating to the merger. A U.S. holder of Summit common stock will be treated as a significant holder in Summit if the U.S. holder’s ownership interest in Summit, immediately before the merger, is 5% or more of Summit’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of Summit stock exchanged is $1,000,000 or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of Summit and Burke & Herbert, the date of the merger, and the fair market value and tax basis of Summit shares exchanged (determined immediately before the merger).
Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under any alternative minimum tax, the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction, and any changes in any laws after the date of this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Introduction
The unaudited pro forma condensed consolidated financial information has been prepared using the acquisition method of accounting under provisions of the Financial Accounting Standards Board Accounting Standards Codification 805, “Business Combinations”, giving effect to the proposed merger of Summit with and into Burke & Herbert, with Burke & Herbert surviving as the continuing corporation. Under this method, Summit’s assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of Burke & Herbert. Any difference between the purchase price for Summit and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible asset with an estimated useful life that is recorded by Burke & Herbert in connection with the acquisition will be amortized to expense over the intangible assets useful life. The financial statements of Burke & Herbert issued after the acquisition will reflect the results attributable to the acquired operations of Summit beginning on the date of completion of the acquisition.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this joint proxy statement/prospectus:
•The historical unaudited condensed consolidated financial statements of Burke & Herbert as of and for the six months ended June 30, 2023 (see Annex F) and the historical audited consolidated financial statements of Burke & Herbert as of and for the year ended December 31, 2022 (see Annex D); and
•The historical unaudited condensed consolidated financial statements of Summit as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of Summit as of and for the year ended December 31, 2022, which are incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” on page 176.
The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere in this joint proxy statement/prospectus.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Information, which requires the depiction of the accounting for the transaction, which we refer to as transaction accounting adjustments. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma combined financial statements have been made. Please note the unaudited pro forma condensed combined financial information does not include management adjustments for any potential effects of changes in market conditions, revenue enhancements, or expense efficiencies, among other factors.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the unaudited consolidated balance sheet of Burke & Herbert as of June 30, 2023 with the unaudited condensed consolidated balance sheet of Summit as of June 30, 2023, giving effect to the transaction as if it had been consummated on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the unaudited condensed consolidated statement of operations of Burke & Herbert for the six months ended June 30, 2023 with the unaudited condensed consolidated statement of operations of Summit for the six months ended June 30, 2023, giving effect to the transaction as if it had been consummated on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the audited consolidated statement of operations of Burke & Herbert for the year ended December 31, 2022 with the audited consolidated statement of operations of Summit for the year ended December 31, 2022, giving effect to the transaction as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed financial statements were prepared with Burke & Herbert as the accounting acquirer and Summit as the accounting acquiree under the acquisition method of accounting. Accordingly, the consideration paid by Burke & Herbert to complete the acquisition of Summit will be allocated to Summit’s assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies that have not been finalized at this time; however, preliminary significant valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited condensed pro forma financial statements.
As of the date of this joint proxy statement/prospectus, Burke & Herbert has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Summit assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, certain Summit assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Summit’s assets and liabilities will be based on Summit’s actual assets and liabilities as of closing of the transaction and, therefore, cannot be made prior to the consummation of the transaction. In addition, the value of the transaction consideration upon the consummation of the transaction will be determined based on the share price as of closing of the transaction. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the transaction. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for the combined company upon closing of the transaction.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the transaction been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the transaction. Summit and Burke & Herbert have not had any historical material relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
Due to the timing of the transaction, the estimates of fair value are preliminary and are dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a definitive valuation. The unaudited pro forma adjustments, including the allocations of the merger consideration, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The determination of estimated fair values requires management to make significant estimates and assumptions, which are described in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, based on currently available information. Burke & Herbert believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, these preliminary estimates may be adjusted upon the availability of new information regarding facts and circumstances that exist at the date of the closing of the transaction. Therefore, there can be no assurance that such changes will not be material. A final determination of the acquisition consideration and fair values of Summit’s assets and liabilities will be based on the actual net tangible and intangible assets of Summit that exist as of the date of closing of the transaction.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2023
(in thousands)
PRO FORMA CONDENSED COMBINED BALANCE SHEET
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 is presented as if the merger had occurred on June 30, 2023.

	Burke &
Unaudited Pro Forma Condensed Combined	Herbert	Summit	Transaction		Combined
Balance Sheet as of June 30, 2023	Historical	Historical	Adjustments	Notes	Pro Forma
Assets
Cash and due from banks	$9,047	$23,341	$—		$32,388
Interest-earning deposits with banks	71,752	39,902	—		111,654
Cash and cash equivalents	80,799	63,243	—		144,042
Debt securities available-for-sale, at fair value	1,252,190	512,038	—		1,764,228
Debt securities held-to-maturity, at amortized cost	—	95,200	(8,100)	(3)	87,100
Equity and other investments	3,914	46,832	—		50,746
Loans held-for-sale, at fair value	456	—	—		456
Loans	2,000,969	3,552,561	(138,905)	(5)	5,414,625
Allowance for credit losses	(25,919)	(45,681)	5,181	(6)	(66,419)
Net loans	1,975,050	3,506,880	(133,724)		5,348,206
Premises and equipment, net	56,183	65,709	—		121,892
Accrued interest receivable	14,781	18,199	—		32,980
Company-owned life insurance	93,625	84,790	—		178,415
Goodwill and other intangible assets	—	76,423	43,236	(8)	119,659
Other assets	92,228	82,956	13,970	(6) (7) (9)	189,154
Total Assets	$3,569,226	$4,552,270	$(84,618)		$8,036,878
Liabilities and Shareholders’ Equity
Liabilities
Non-interest-bearing deposits	$876,396	$679,139	$—		$1,555,535
Interest-bearing deposits	2,128,867	3,055,895	(15,300)	(10)	5,169,462
Total deposits	3,005,263	3,735,034	(15,300)		6,724,997
Borrowed funds	249,000	232,798	—		481,798
Subordinated debentures	—	123,128	(24,200)	(11)	98,928
Accrued interest and other liabilities	24,891	48,136	—		73,027
Total Liabilities	3,279,154	4,139,096	(39,500)		7,378,750
Commitments and contingent liabilities (see Note 10)
Shareholders’ Equity
Preferred Stock	—	14,920	(5,600)	(12)	9,320
Common Stock	4,000	36,680	(32,980)	(2)	7,700
Additional paid-in capital	13,208	93,547	274,275	(2)	381,030
Retained earnings	426,625	276,762	(289,548)	(2)	413,839
Accumulated other comprehensive income (loss)	(126,177)	(8,735)	8,735	(2)	(126,177)
Treasury stock	(27,584)	—	—		(27,584)
Total Shareholders’ Equity	290,072	413,174	(45,118)		658,128
Total Liabilities and Shareholders’ Equity	$3,569,226	$4,552,270	$(84,618)		$8,036,878
See accompanying notes to pro forma combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2023
(in thousands except share and per share data)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the six months ended June 30, 2023 are presented as if the merger had occurred on January 1, 2022.

	Burke &
	Herbert	Summit	Transaction		Combined
	Historical	Historical	Adjustments	Notes	Pro Forma
Interest income
Loans, including fees	$48,060	$99,897	$19,754	(5)	$167,711
Taxable securities	19,221	8,312	5,182	(3) (4)	32,715
Tax-exempt securities	2,867	2,754	—		5,621
Other interest income	1,296	375	—		1,671
Total interest income	71,444	111,338	24,936		207,718
Interest expense
Deposits	15,431	31,851	2,529	(10)	49,811
Short-term borrowings	7,417	2,036	—		9,453
Long-term borrowings and subordinated debt	—	2,948	1,600	(11)	4,548
Other interest expense	30	—	—		30
Total interest expense	22,878	36,835	4,129		63,842
Net interest income	48,566	74,503	20,807		143,876
Provision for (recapture of) credit losses	729	9,500	—		10,229
Net interest income after credit loss expense	47,837	65,003	20,807		133,647
Non-interest income
Fiduciary and wealth management	2,642	1,665	—		4,307
Service charges, fees, & card revenue	3,376	6,890	—		10,266
Net gains (losses) on securities	(111)	(75)	—		(186)
Income from life insurance	1,131	767	—		1,898
Other non-interest income	1,801	562	—		2,363
Total non-interest income	8,839	9,809	—		18,648
Non-interest expense
Salaries, wages and employee benefits	24,290	22,963	—		47,253
Occupancy	3,002	2,861	159	(7)	6,022
Equipment rentals, depreciation and maintenance	2,796	4,391	—		7,187
Amortization of intangibles	—	1,342	6,579	(8)	7,921
Acquisition-related expenses	—	4,494	—		4,494
Other operating	11,625	10,672	—		22,297
Total non-interest expense	41,713	46,723	6,738		95,174
Income before income taxes	14,963	28,089	14,069		57,121
Income tax expense	1,405	5,779	3,236		10,420
Net income	13,558	22,310	10,833		46,701
Preferred stock dividends	—	450	—		450
Net income applicable to common shares	$13,558	$21,860	$10,833		$46,251

Earnings per common share:
Basic	$1.82	$1.59	$(0.19)	(a)	$3.22
Diluted	$1.80	$1.59	$(0.19)	(a)	$3.20
Weighted average number of shares	7,427,363	13,731,594	(6,806,752)	(a)	14,352,205
Weighted average dilutive shares	7,509,831	13,772,592	(6,827,074)	(a)	14,455,349
_________________
(a)Summit average number and diluted were adjusted by the exchange ratio to calculate pro forma EPS calculations
See accompanying notes to pro forma combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2022
(Dollars in thousands, except share and per share data)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the fiscal year ended December 31, 2022 are presented as if the merger had occurred on January 1, 2022.

	Burke &
	Herbert	Summit	Transaction		Combined
	Historical	Historical	Adjustments	Notes	Pro Forma
Interest income
Loans, including fees	$73,640	$145,364	$41,523	(5)	$260,527
Taxable securities	29,616	8,442	10,450	(3) (4)	48,508
Tax-exempt securities	8,940	4,610	—		13,550
Other interest income	437	331	—		768
Total interest income	112,633	158,747	51,973		323,353
Interest expense
Deposits	3,742	20,683	7,650	(10)	32,075
Short-term borrowings	5,136	3,786	—		8,922
Long-term borrowings and subordinated debt	—	5,292	3,227	(11)	8,519
Other interest expense	63	—	—		63
Total interest expense	8,941	29,761	10,877		49,579
Net interest income	103,692	128,986	41,096		273,774
Provision for (recapture of) credit losses	(7,466)	6,950	—		(516)
Net interest income after credit loss expense	111,158	122,036	41,096		274,290
Non-interest income
Fiduciary and wealth management	5,309	2,978	—		8,287
Service charges and fees	6,855	12,411	—		19,266
Net gains (losses) on securities	(454)	(443)	—		(897)
Income from life insurance	2,656	1,211	—		3,867
Other non-interest income	2,721	1,996	—		4,717
Total non-interest income	17,087	18,153	—		35,240
Non-interest expense
Salaries, wages and employee benefits	47,138	40,452	—		87,590
Occupancy	5,621	5,128	400	(7)	11,149
Equipment rentals, depreciation and maintenance	5,768	7,253	—		13,021
Amortization of intangibles	—	1,440	15,060	(8)	16,500
Acquisition-related expenses	—	114	—		114
Other operating	17,419	18,492	—		35,911
Total non-interest expense	75,946	72,879	15,460		164,285
Income before income taxes	52,299	67,310	25,636		145,245
Income tax expense	8,268	14,094	5,896		28,258
Net income	44,031	53,216	19,740		116,987
Preferred stock dividends	—	900	—		900
Net income applicable to common shares	$44,031	$52,316	$19,740		$116,087

Earnings per common share:
Basic	$5.93	$4.10	$(1.65)	(a)	$8.38
Diluted	$5.89	$4.08	$(1.64)	(a)	$8.33
Weighted average number of shares	7,425,088	12,760,649	(6,325,454)	(a)	13,860,283
Weighted average dilutive shares	7,467,717	12,821,533	(6,355,634)	(a)	13,933,616
_________________
(a)    Summit average number and diluted were adjusted by the exchange ratio to calculate pro forma EPS calculations
See accompanying notes to pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
($ in thousands, except share information)
1.Transaction Accounting Adjustments
At the effective time of the merger, each share of Summit common stock, par value $2.50 per share, outstanding immediately prior to the effective time, will be converted into the right to receive 0.5043 of shares (the “Exchange Ratio”) of Burke & Herbert common stock, par value $0.50 per share. Holders of Summit common stock will receive cash in lieu of fractional shares. In addition, each share of Summit series 2021 preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one share of new Burke & Herbert preferred stock, having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less or more favorable to the holders of the Summit series 2021 preferred stock. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
The merger agreement also provides that, at the effective time, each Summit RSU that is outstanding and unsettled as of the date of the merger agreement, will automatically and without any required action on the part of the holder thereof, convert into a Replacement RSU on the same terms and conditions as were applicable under the Summit RSU, provided that, the number of shares of continuing corporation common stock underlying such Replacement RSU shall equal the product of (i) the number of shares of Summit common stock underlying such Summit RSU, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares.
The merger agreement provides that, at the effective time, each Summit SAR in effect prior to the effective time that may be settled in Summit common stock, whether vested or unvested or exercised but unsettled, shall, by virtue of the merger and without any action on the part of the Summit SAR holder, convert into a Replacement SAR of Burke & Herbert, as the continuing corporation, on the same terms and conditions as were applicable to the Summit SAR. The number of Burke & Herbert shares that underly each Replacement SAR will equal the product of (i) the number of shares of Summit common stock underlying the Summit SAR, multiplied by (ii) the exchange ratio, with any fractional share rounded down to the next lower whole number of shares.
The total estimated fully diluted transaction value (inclusive of the implied value of unvested restricted stock unit awards and outstanding in-the-money stock appreciation rights of Summit) for the purpose of this pro forma financial information is approximately $371.5 million based on Burke & Herbert’s closing price of $49.98 per share on August 23, 2023. The following is a summary of the fair value of assets acquired and liabilities assumed resulting in goodwill. Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired or a bargain purchase gain results when the current fair value of the net assets acquired exceeds the purchase price consideration. For purposes of this analysis as of June 30, 2023, goodwill of $53.7 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and amounts therein are subject to change based on operations subsequent to June 30, 2023, as additional information becomes available and as additional analyses are performed.

	Summit Book	Fair		Summit Fair
	Value	Value		Value
($ in thousands)	June 30, 2023	Adjustments	Notes	June 30, 2023
Total purchase price consideration				$371,522
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and equivalents	$63,243			$63,243
Securities, available-for-sale, at fair value	512,038			512,038
Securities, held-to-maturity, at amortized cost	95,200	(8,100)	(3)	87,100
Equity and other investments	46,832			46,832
Loans, gross	3,552,561	(162,800)	(5)	3,389,761
Allowance for credit losses	(45,681)	45,681	(6)	—
Loans, net of allowance	3,506,880	(117,119)		3,389,761
Premises and equipment, net	65,709			65,709
Accrued interest receivable	18,199			18,199
Company-owned life insurance	84,790			84,790
Goodwill and intangibles	76,423	(10,423)	(8)	66,000
Other assets	82,956	10,151	(7)(9)	93,107
Total identifiable assets acquired	4,552,270	(125,491)		4,426,779
Deposits	3,735,034	(15,300)	(10)	3,719,734
Borrowings	232,798			232,798
Subordinated debentures	123,128	(24,200)	(11)	98,928
Accrued interest and other liabilities	48,136			48,136
Preferred equity	14,920	(5,600)	(12)	9,320
Total liabilities and preferred equity assumed	4,154,016	(45,100)		4,108,916
Total identifiable net assets	$398,254	$(80,391)		317,863
Goodwill				$53,659
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Burke & Herbert’s common stock from the June 30, 2023 baseline with its impact on the pro forma goodwill.

($ in thousands, except share information)
Purchase Price	June 30, 2023	10% Increase	10% Decrease
Common shares of Summit Financial Group, Inc.	14,672,147	14,672,147	14,672,147
Summit's unvested restricted stock unit awards	4,455	4,455	4,455
Total shares to be exchanged	14,676,602	14,676,602	14,676,602
Exchange ratio	0.50430	0.50430	0.50430
Burke & Herbert Shares to be Issued	7,401,410	7,401,410	7,401,410
Price per share of Burke & Herbert common stock	$49.98	$54.98	$44.98
Purchase price consideration for common stock	369,922	406,930	332,915
Implied value of stock appreciation rights ("SARs")	1,600	1,600	1,600
Fully diluted transaction value	371,522	408,530	334,515
Pro Forma Goodwill	$53,659	$90,667	$16,652

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023
2.Balance sheet adjustments to reflect the reversal of Summit’s historical equity accounts to additional paid in capital (“APIC”) and record the purchase price consideration for common stock. The following tables summarize the transaction accounting adjustments for the equity accounts.

		Balance Sheet
($ in thousands, except share information)		June 30, 2023
Transaction accounting adjustment for common stock
Reversal of Summit's common stock		$(36,680)
Number of Burke & Herbert shares issued	7,401,410
Par value of Burke & Herbert common stock	$0.50
Par value of Burke & Herbert shares issued for merger		3,701
Total transaction accounting adjustment for common stock		$(32,980)

		Balance Sheet
($ in thousands, except share information)		June 30, 2023
Transaction accounting adjustment for APIC
Reversal of Summit's common stock to APIC		$36,680
Reversal of Summit's retained earnings to APIC		276,762
Reversal of Summit's AOCI to APIC		(8,735)
Reversal of Summit's preferred equity		14,920
Fully diluted shares of Summit	14,676,602
Exchange ratio	0.5043
Number of Burke & Herbert shares issued	7,401,410
Value assigned to Burke & Herbert common shares	$49.98
Purchase price consideration for common stock	369,922
Implied value of stock appreciation rights ("SARs")	1,600
Less: par value of Burke & Herbert common stock issued for merger	3,701
APIC adjustment for Burke & Herbert shares issued	367,822
Less: Summit equity	(413,174)
Net adjustment to APIC for stock consideration		(45,352)
Total transaction accounting adjustment for APIC		$274,275

Balance Sheet
($ in thousands)	June 30, 2023
Transaction accounting adjustment for retained earnings
Reversal of Summit's retained earnings	$(276,762)
Provision for credit losses for Non-PCD loans (see note 6)	(12,786)
Total transaction accounting adjustments for retained earnings	$(289,548)

Balance Sheet
($ in thousands)	June 30, 2023
Transaction accounting adjustments for AOCI
Reversal of Summit's AOCI	$8,735
Total transaction accounting adjustment for AOCI	$8,735

3.Securities held to maturity were recorded at amortized cost at June 30, 2023; therefore, the balance sheet requires a fair value adjustment of $(8.1) million. The income statement adjustment includes prospective reclassification of fair value adjustment that will be accreted into income based on the expected life of the securities.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Debt securities held-to-maturity, at amortized cost	$(8,100)	$1,350	$669
4.Securities available-for-sale were recorded at fair value at June 30, 2023; therefore, no balance sheet adjustment is necessary. Income statement adjustment includes prospective reclassification of existing available-for-sale securities fair value adjustment of $(45.5) million that will be accreted into income based on the expected life of the securities.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Debt securities available-for-sale, at fair value	$—	$9,100	$4,513
5.Balance sheet adjustment to reflect the fair value discount for acquired PCD and non-PCD loans of $(162.8) million of which $(138.9) million is assigned to loans and $(23.9) million is assigned to the allowance for credit losses (recorded to ACL in footnote 6). The accruing loan fair value adjustments will be substantially recognized over the expected life of the loans.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Fair value adjustments on loans acquired
Non-PCD loans (interest rate fair value)	$(122,300)	$34,900	$17,307
Non-PCD loans (credit fair value)	(16,605)	6,623	2,447
Total fair value adjustment assigned to loans	(138,905)	41,523	19,754
Fair value of PCD loans assigned to ACL	(23,895)
Total loan fair value adjustment	$(162,800)	$41,523	$19,754
6.Balance sheet adjustment for the reversal of Summit’s existing allowance for credit losses of $45.7 million. Balance sheet adjustment of $(23.9) million of PCD loan fair value assigned to the allowance for credit losses. Balance sheet and equity adjustment for the CECL allowance for credit losses of $(16.6) million for acquired non-PCD loans. The pro forma income statement does not include a one-time provision expense of $(16.6) million related to CECL allowance for credit losses for non-PCD loans as it is shown as a direct equity adjustment.

	Balance Sheet	Income Statement
	6/30/2023	12/31/2022	6/30/2023
($ in thousands)
Allowance for credit losses
Reversal of existing allowance for credit losses	$45,681	$—	$—
CECL ACL for Non-PCD loans	(16,605)	—	—
Fair value of PCD loans assigned to ACL	(23,895)	—	—
Total adjustments to allowance for credit losses	$5,181	$—	$—
Retained Earnings Impact to non-PCD
Deferred tax asset impact (using 23% tax rate)	$3,819	$—	$—
Retained Earnings impact	$(12,786)	$—	$—

7.Lease contracts were adjusted to record the fair value adjustment of $1.2 million. This fair value adjustment will be amortized into income based on the expected life of the lease contracts.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Other assets	$1,200	$(400)	$(159)
8.Balance sheet adjustment to intangible assets to reflect the reversal of existing core deposit intangible of $(20.4) million, reversal of existing goodwill of $(56.0) million and to record the fair value of $66.0 million for acquired core deposit intangible asset and the related amortization adjustment based upon an expected life of 7 years. Additionally, for the Pro Forma Income Statement, the amortization expense related to the $(20.4) million core deposit intangible is reversed.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Core deposit intangible asset
Reversal of existing core deposit intangible	$(20,400)	$1,440	$434
Core deposit intangible asset	66,000	(16,500)	(7,013)
Total core deposit intangible asset	$45,600	$(15,060)	$(6,579)

Goodwill adjustment
Reversal of existing goodwill adjustment	$(56,023)	$—	$—

Transaction Goodwill
Goodwill booked in transaction (see note (1))	53,659	—	—
Total adjustments	$43,236	$(15,060)	$(6,579)
9.Balance sheet adjustment to reflect the net deferred tax asset / liability, at a rate of 23%, related to the fair value purchase accounting adjustments along with the net tax impact related to the reversal and recording of the core deposit intangible.

	Balance Sheet	Income Statement
	6/30/2023	12/31/2022	6/30/2023
($ in thousands)
Deferred Tax Asset / Liability Impact
FV Purchase accounting adjustments	$(84,519)	$—	$—
CDI reversal and recognition adjustment	45,600
Total items subject to tax impact	$(38,919)	$—	$—
Tax impact (using a 23% tax rate)	$8,951
10.Balance sheet and income statement adjustment to reflect the fair values of certain interest-bearing time deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the maturities of the deposit liabilities.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Time Deposits	$(15,300)	$(7,650)	$(2,529)

11.Balance sheet and income statement adjustment to reflect the fair values of subordinated debt based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the maturities of the liabilities.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Subordinated debt	$(24,200)	$(3,227)	$(1,600)
12.Balance sheet adjustment to reflect the fair value adjustment of Summit’s preferred equity instruments based on current interest rates for similar instruments. The adjustment to the equity accounts will not be adjusted in earnings, and therefore, will not have an impact to the income statement.

	Balance Sheet	Income Statement
($ in thousands)	6/30/2023	12/31/2022	6/30/2023
Preferred Equity	$(5,600)	$—	$—

DESCRIPTION OF BURKE & HERBERT CAPITAL STOCK
As a result of the merger, Summit shareholders who receive shares of Burke & Herbert common stock in the merger will become Burke & Herbert shareholders. Your rights as Burke & Herbert shareholders will be governed by Virginia law, the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws. The following description of the material terms of Burke & Herbert’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Virginia law, the Burke & Herbert articles of incorporation and the Burke & Herbert bylaws and federal law governing bank holding companies carefully and in their entirety.
General
Burke & Herbert is authorized to issue up to 20,000,000 shares of common stock with a par value of $0.50 per share. Burke & Herbert is also authorized to issue 2,000,000 shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”). Within the limits of applicable law and the listing rules of Nasdaq, the authorized but unissued shares are available to be issued, without prior shareholder approval, in classes. As of the record date for the Burke & Herbert special meeting, there were 7,428,710 shares of Burke & Herbert common stock issued and outstanding and no shares of Burke & Herbert preferred stock issued and outstanding and 589,135 shares of Burke & Herbert common stock reserved for issuance under various stock-based equity plans. Burke & Herbert’s common stock is not subject to redemption or any sinking fund. All outstanding shares of Burke & Herbert capital stock are duly authorized, fully paid, validly issued and non-assessable.
Common Stock
Voting Rights
All shareholders are entitled to receive notice of any meeting of shareholders of Burke & Herbert, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class.
The holders of Burke & Herbert’s common stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. A nominee for director shall be elected to the board at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold a majority of the outstanding common stock of Burke & Herbert entitled to vote are present, either in person or by proxy.
Dividends
Burke & Herbert’s shareholders are entitled to receive dividends or distributions that its board may declare out of funds legally available for those payments. The payment of distributions by Burke & Herbert is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.
Liquidation or Dissolution
In the event of the liquidation, dissolution or winding-up of Burke & Herbert or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, shareholders will be entitled to ratably receive all of Burke & Herbert’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Serial Preferred Stock
Burke & Herbert’s board is empowered to authorize the issuance of up to 2,000,000 shares of Serial Preferred Stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Burke & Herbert’s board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.
At the time of the filing of this joint proxy statement/prospectus Burke & Herbert has no outstanding shares of Serial Preferred Stock.
Preemptive Rights
No holder of any shares of capital stock of Burke & Herbert of any class thereof shall have any preemptive rights to purchase additional shares of capital stock of Burke & Herbert, securities convertible into such shares, or any options, warrants, or rights to purchase such shares or securities convertible into any such shares.
Listing and Transfer Agent
Burke & Herbert’s common stock is listed on Nasdaq under the symbol “BHRB.” The transfer agent for Burke & Herbert common stock is Equiniti Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.
For more information regarding the rights of Burke & Herbert shareholders, please see the description captioned “Comparison of the Rights of Burke & Herbert and Summit Shareholders” beginning on page 155.
Virginia Law and Burke & Herbert’s Articles of Incorporation and Bylaws
The following discussion is a general summary of the material provisions of Virginia law, Burke & Herbert’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.
Forum Selection
Burke & Herbert’s bylaws provide that, to the fullest extent permitted by law, and unless it consents in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for:
•any derivative action or proceeding brought in the name or right of Burke & Herbert or on its behalf;
•any action asserting a claim for breach of a fiduciary duty owed by a director, officer, employee or other agent of Burke & Herbert to Burke & Herbert or its shareholders;
•any action arising or asserting a claim arising pursuant to any provision of the VSCA or any provision of Burke & Herbert’s articles of incorporation or bylaws; or
•any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of Burke & Herbert’s articles of incorporation or bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action.
By its terms, the exclusive forum provision in Burke & Herbert’s bylaws would apply to claims made under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Burke & Herbert shall be deemed to have notice of and have consented to the provision in Section 6 of Burke & Herbert’s bylaws.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Burke & Herbert’s shareholders will not be deemed to have waived Burke & Herbert’s compliance with the federal securities laws and the rules and regulations thereunder.
The exclusive forum provision may limit the ability of Burke & Herbert’s shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with Burke & Herbert or Burke & Herbert’s directors or officers, which may discourage such lawsuits against Burke & Herbert and Burke & Herbert’s directors and officers or increase costs on shareholders pursuing any claims against Burke & Herbert.
Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Burke & Herbert may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Burke & Herbert’s business, results of operations and financial condition. See “Risk Factors—Risks Relating to Burke & Herbert’s Business; Risks Related to an Investment in Burke & Herbert’s Common Stock.” Burke & Herbert’s bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Burke & Herbert’s shareholders, which may not be enforced and could discourage lawsuits against Burke & Herbert and Burke & Herbert’s directors and officers.
Authorized Serial Preferred Stock
Burke & Herbert’s articles of incorporation authorize its board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, Burke & Herbert’s board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Burke & Herbert’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Burke & Herbert by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Burke & Herbert’s management.
Removal of Directors and Board Vacancies
Burke & Herbert’s articles of incorporation provide that directors may only be removed by Burke & Herbert’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia law and Burke & Herbert’s articles of incorporation and bylaws provide that any vacancy occurring on Burke & Herbert’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third-party from voting to remove incumbent directors and simultaneously gaining control of Burke & Herbert’s board by filling the vacancies created by that removal with its own nominees.
Advance Notification Requirements
Burke & Herbert’s bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the board at an annual meeting of shareholders to provide advance notice of not later than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. Burke & Herbert’s bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.
Shareholder Meetings
Pursuant to its bylaws, special meetings of shareholders may be called only by a resolution of Burke & Herbert’s board, by the chairperson of the board, or by the chief executive officer. As a result, shareholders are not able to act on matters, other than at annual shareholders’ meetings, unless they are able to persuade the chairperson of the board, the chief executive officer, or a majority of the board to call a special meeting.
Merger or Change of Control Considerations
Burke & Herbert’s bylaws provide that no plan of merger or share exchange or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of Burke & Herbert’s property, other than in the usual and regular course of business, shall be submitted to the shareholders for a vote unless such action is approved by at least two-thirds of the entire board.
Affiliated Transactions Statute
The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally any beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
•the affiliated transaction has been approved by a majority of the disinterested directors; or
•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
The provisions of the affiliated transactions statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the affiliate transactions statute, but Burke & Herbert has not done so.
Control Share Acquisitions Statute
Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of at least 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.
If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the control share acquisition statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the control share acquisition statute, but Burke & Herbert has not done so.
Change in Control Law and Regulations.
Under the Change in Bank Control Act, a federal law, no person may acquire control of an FDIC-insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of Burke & Herbert’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Burke & Herbert, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

COMPARISON OF THE RIGHTS OF BURKE & HERBERT AND SUMMIT SHAREHOLDERS
If the merger is completed, Summit shareholders will receive shares of Burke & Herbert common stock in the merger, and they will cease to be Summit shareholders.
Summit is organized under the laws of the State of West Virginia. Burke & Herbert is organized under the laws of the Commonwealth of Virginia. The following is a summary of certain material differences between (i) the current rights of Summit shareholders under Summit’s articles of incorporation and bylaws and West Virginia law and (ii) the current rights of Burke & Herbert shareholders under Burke & Herbert’s articles of incorporation and bylaws and Virginia law.
The following summary is not a complete statement of the rights of common shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Summit’s and Burke & Herbert’s governing documents, which we urge you to read carefully and in their entirety. Copies of Summit’s and Burke & Herbert’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page 176.

	Summit	Burke & Herbert

Authorized Capital Stock

The authorized capital stock of Summit consists of 20,250,000 shares, of which 20,000,000 shares are common stock, par value $2.50 per share, and 250,000 shares are preferred stock, par value $1.00 per share. As of the date of this joint proxy statement/prospectus, there were 14,674,852 shares of Summit’s common stock outstanding, and 1,500 shares of preferred stock have been designated as the 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 (the “Summit series 2021 preferred stock”). As of the date of this joint proxy statement/prospectus there were 1,500 shares of Summit’s series 2021 preferred stock outstanding, held by approximately 29 shareholders of record.

Burke & Herbert’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.50 per share and 2,000,000 shares of serial preferred stock, par value $1.00 per share. As of the date of this joint proxy statement/prospectus, there were 7,428,710 shares of common stock outstanding and no shares of serial preferred stock outstanding.

	Summit	Burke & Herbert

Voting
Summit’s bylaws provide that each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, subject to the cumulative voting rights in the case election of directors.
Summit’s bylaws include cumulative voting rights in the case of election of directors, which provide each shareholder entitled to vote at election for directors shall have the right to vote, in person or by proxy, the number of shares owned by the shareholder for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote, or to cumulate the shareholder’s votes by giving one candidate as many votes as the number of such directors multiplied by the number of the shareholder’s shares shall equal, or by distributing such votes on the same principle among any number of candidates

Burke & Herbert’s articles of incorporation provide that, except to the extent to which the board of directors shall have specified voting power with respect to any other class of stock and except as otherwise provided by law, the exclusive voting power shall be vested in its common stock, and that each share of common stock is entitled to one vote at a meeting of shareholders.

Size of Board of Directors

West Virginia law provides that a corporation must have at least one director and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number, and for the manner in which the number of directors may be increased or decreased.
Summit’s amended and restated articles of incorporation and bylaws provide that it will have no fewer than nine and no more than 21 directors. Summit’s articles of incorporation authorize the number of directors to be fixed from time to time by resolution of the board of directors.

The VSCA provides that a board of directors shall consist of one or more individuals, with the exact number or range of number of directors to be specified in or fixed in accordance with the articles of incorporation or bylaws.
Burke & Herbert’s articles provide that the number of directors shall be no less than five or more than fifteen and that the number of directors may be increased or decreased from time to time by amendment to the bylaws. Burke & Herbert’s bylaws provide that the exact number of directors may be fixed by the board, from time to time.

	Summit	Burke & Herbert

Classes of Directors

West Virginia law permits corporations to classify their board of directors. Directors must be elected annually unless their terms are staggered. A corporation’s articles of incorporation or bylaws may provide for staggered terms of directors by dividing the directors into two or three groups, with each group containing 1/2 or 1/3 of the total, as near as possible.
Summit’s board of directors consists of 14 directors. Summit’s board of directors is divided into three classes, with directors serving staggered three-year terms.
Burke & Herbert has a single class of directors, with each director elected annually by shareholders for a term of one year to serve until their successors are elected and qualified.

Director Eligibility and Mandatory Retirement

Summit’s bylaws provide that each director must own in his or her own right, shares of Summit’s common stock as required under the State Banking Code of West Virginia, which may be amended from time to time.
Summit’s articles of incorporation and bylaws do not provide rules related to mandatory retirement of directors.

Burke & Herbert’s bylaws provide that no person who is age 75 or older shall be eligible to serve on the board after the annual meeting of shareholders following his or her 75th birthday; provided, however, that the board may, upon a majority vote thereof and with the written consent of the director, grant one or more one-year extensions of any director’s term beyond his or her 75th birthday.

Removal of Directors

West Virginia law provides that any member of the board may be removed, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors; however, a director may not be removed if the number of all votes sufficient to elect the director under cumulative voting is voted against the director’s removal.
Under Summit’s amended and restated articles of incorporation, directors may be removed for cause by an affirmative vote of a majority of the directors; provided; that the director who is the subject of the vote shall not be entitled to vote thereon.

The VSCA allows shareholders to remove directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause.
Burke & Herbert’s articles state that shareholders of the corporation may remove directors only for cause and with the affirmative vote of at least 2/3 of the outstanding shares entitled to vote.

	Summit	Burke & Herbert

Filling Vacancies on the Board of Directors

Summit’s bylaws provide that any vacancy occurring on the board of directors may be filled by the affirmative vote of a majority of the remaining directors even if that is less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Burke & Herbert’s bylaws provide that any director elected to fill a vacancy shall be elected to serve the remaining term of the director they replace and shall be elected by affirmative vote of a majority of the total number of directors.

	Summit	Burke & Herbert

Control Share Acquisition Provisions

West Virginia law does not contain provisions relating to control share acquisitions. Generally, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders’ meeting.
Summit’s amended and restated articles of incorporation also provide that neither Summit, nor any of its subsidiaries, shall become a party to certain business combinations unless certain fair price requirements are satisfied. West Virginia law does not contain statutory provisions concerning restrictions on business combinations.

Under the VSCA’s control share acquisitions statute (Va. Code § 13.1-728.1 et seq.), voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or
•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.
If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the control share acquisition statute are only applicable to public corporations that have more than 300 shareholders.
Corporations may provide in their articles of incorporation or bylaws to opt-out of the control share acquisition statute, but Burke & Herbert has not done so.

	Summit	Burke & Herbert

Combinations and Transactions with Interested Shareholders

Summit’s amended and restated articles of incorporation provide that at least 66 2/3% of the authorized, issued and outstanding voting shares of Summit must approve certain business combinations unless the business combination has been previously approved by at least 66 2/3% of the board of directors of Summit, in which case only a simple majority vote of the shareholders shall be required.
Summit’s amended and restated articles of incorporation also provide that neither Summit, nor any of its subsidiaries, shall become a party to certain business combinations unless certain fair price requirements are satisfied. West Virginia law does not contain statutory provisions concerning restrictions on business combinations.

The affiliated transaction statute of the VSCA (Va. Code § 13.1-725 et seq.) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of 2/3 of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•the transaction is approved by the holders of 2/3 of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
•the affiliated transaction has been approved by a majority of the disinterested directors; or

	Summit	Burke & Herbert

•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
A corporation may elect to opt out of the affiliated transactions statute by adopting a provision in its articles of incorporation or bylaws. Further, the affiliated transactions statute does not apply to any corporation that has fewer than 300 shareholders of record (unless the reduction in the number of shareholders is the result of action by an interested shareholder).

Calling Special Meetings of Shareholders

Summit’s bylaws provide that special meetings of the shareholders may be called by the president or the board of directors, and shall be called by the president if the holders of at least 10% of all the votes entitled to be cast on an issue to be considered at the proposed special meeting sign, date and deliver to the corporation one or more written demands for the meeting describing the purpose or purposes for which it shall be held.

Virginia law provides that a corporation shall hold a special meeting of shareholders on the call of the chair of the board, the president, the board of directors, or any person or persons authorized to do so by the corporation’s articles of incorporation or bylaws.
Burke & Herbert’s bylaws state that special meetings of the shareholders may be called by resolution of the board of directors, the chair of the board of directors, or the chief executive officer.

	Summit	Burke & Herbert

Quorum for Shareholder Meetings

Unless superseded by the articles of incorporation, West Virginia law provides a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter. Summit’s bylaws provide that a majority of the votes entitled to be cast on a matter, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.
Summit’s bylaws further provide if less than a majority of the votes to be cast are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified unless a new record date is set or must be set for the adjourned meeting. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

A majority of the outstanding shares of Burke & Herbert entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Once a share is represented as present at a meeting, either in person or by proxy, it is deemed present for quorum purposes for the remainder of the meeting and for adjournment of that meeting unless a new date is set of record for adjournment of that meeting.

	Summit	Burke & Herbert

Notice of Shareholder Meetings

Under West Virginia law, a corporation is to notify shareholders of the date, time and place of each annual and special shareholders’ meeting no fewer than 10 nor more than 60 days before the meeting date. Unless the WVBCA or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting. The WVBCA provides that notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called, unless the corporation’s articles of incorporation or bylaws require otherwise. However, notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.
Summit’s bylaws require that notice of annual and special meetings be given by mailing notice to each shareholder at the address appearing on the books of the corporation. Notices of special meetings must state the purpose of the meeting. The notice must be mailed to the last address of the shareholders as they appear upon the books of the corporation, and for both annual and special meetings, not less than 10 days and no more than 60 days before the date of such meeting.

Burke & Herbert’s bylaws require written notice stating the place, day and hour of a meeting of shareholders, and in case of a special meeting, the purpose for which the meeting is called, and require that such notice shall be given not less than 10 days nor more than sixty 60 days before the date of the meeting (unless a different time is required by statute) by mail to each shareholder of record entitled to vote at such meeting. Such notice shall be deemed to have been given when deposited in the United States mail and addressed to the shareholder at the address as it appears on the stock transfer books of Burke & Herbert, with postage thereon prepaid.
Under the VSCA, notice of a shareholders’ meeting to act on an amendment of the articles of incorporation, a plan of merger, share exchange, domestication, or conversion, certain sales of assets, or the dissolution of the corporation shall be given not fewer than 25 nor more than 60 days before the meeting date.
Any notice to shareholders given by Burke & Herbert, under any provision of Virginia law or Burke & Herbert’s articles of incorporation or bylaws, shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to Burke & Herbert.

	Summit	Burke & Herbert

Advance Notice of Shareholder Nominations

Summit’s articles of incorporation provide that shareholder nominations for director elections must be made in writing and delivered or mailed to the president not less than 30 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 30 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president not later than the fifth day following the day on which the notice of the meeting was mailed.

For any shareholder proposal to be presented in connection with an annual meeting of shareholders of Burke & Herbert, including any nomination or proposal relating to the nomination of a director to be elected to the Burke & Herbert’s board of directors, shareholders must give written notice to Burke & Herbert’s secretary at its principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the shareholder to be timely must be so delivered no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of the date of annual meeting was mailed or public announcement of the date of the meeting was first made. No adjournment or postponement of an annual meeting shall commence a new period for the giving of notice of a shareholder proposal hereunder. Such notice must meet certain requirements as set forth in Burke & Herbert’s bylaws.

	Summit	Burke & Herbert

Limitation of Personal Liability of Directors and Officers

West Virginia law permits a West Virginia corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for certain excluded liabilities. Summit’s articles of incorporation do not have such a provision.

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.
Burke & Herbert’s articles of incorporation provide that in any proceeding brought by or in the right of Burke & Herbert or brought by or on behalf of its shareholders, a director or officer shall not be liable in any monetary amount for damages arising out of or resulting from a single transaction, occurrence or course of conduct. However, such liability will not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

	Summit	Burke & Herbert

Indemnification of Directors and Officers

Summit’s amended and restated articles of incorporation provide that each director or officer of Summit shall be indemnified for costs and expenses arising out of any criminal or civil suit or proceeding brought against the director or officer by reason of being a director or officer of Summit. However, a director or officer shall not be indemnified if he or she is adjudged in such suit or proceeding to be liable for negligence or misconduct in performance of a duty owed to the corporation, unless and only to the extent that the applicable court determines in view of all circumstances of the case, that such person is fairly and reasonably entitled to indemnity of expenses which the court shall deem proper.

Burke & Herbert’s articles of incorporation provide that it shall indemnify its directors and officers against liability for costs and expenses arising out of any criminal or civil suit or proceeding against the director or officer by reason of being its director or officer if the director or officer conduct himself or herself in good faith, believed the conduct was in the best interests of the company, and had no reasonable cause to believe the conduct was unlawful.
However, a director or officer shall not be indemnified against willful misconduct or a knowing violation of the criminal law or against any liability incurred by him or her in any proceeding charging improper personal benefit to him or her, whether or not by or in the right of Burke & Herbert or involving action in his or her official capacity, in which he or she was adjudged liable by a court of competent jurisdiction on the basis that personal benefit was improperly received by him or her.
Additionally, Burke & Herbert’s articles permit it, but do not require it, to indemnify and advance expenses to its employees and agents to the same extent as provided in this Article with respect to directors and officers.

	Summit	Burke & Herbert

Appraisal or Dissenters’ Rights

Under West Virginia law, shareholders are generally entitled to object and receive payment of the fair value of their stock in the event of any of the following corporate actions: merger, transfer of all or substantially all of the corporation’s assets, participation in a share exchange as the corporation the stock of which is to be acquired, or an amendment to the articles of incorporation that reduces the number of shares of a class or series owned by shareholders to a fraction of a share if the corporation has the obligation or right to repurchase the fractional shares. However, appraisal rights are not available to shareholders in the event of one of the foregoing corporate actions if the stock is (i) listed on the New York Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held by 2,000 or more shareholders and the outstanding shares of stock, excluding shares held by affiliates or shareholders holding more than 10% of the outstanding shares, have an aggregate market value of $20 million or more.

The VSCA provides appraisal rights to shareholders of a Virginia corporation in certain circumstances, including upon consummation of a merger to which the corporation is a party if shareholder approval is required for the merger under the VSCA. The VSCA further provides that appraisal rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:
•the articles of incorporation provide for appraisal rights regardless of an available exception;
•in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares; or
•the merger is an “affiliated transaction,” as described in the section above entitled “—Combinations and Transactions with Interested Shareholders” and it has not been approved by a majority of the disinterested directors.

	Summit	Burke & Herbert

Dividends
A West Virginia corporation generally may pay dividends in cash, property or its own shares except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any shareholders who have rights superior to those receiving the dividend, unless the articles of incorporation provide otherwise.
Summit’s amended and restated articles of incorporation provide that Summit may issue shares of preferred or special classes:
(i)entitling the holders thereof to cumulative, non-cumulative or partially cumulative dividends;
(ii)having preference over any other class or classes of shares as to the payment of dividends;
(iii)convertible into shares of any other class or into shares of any series of the same or any other class, except a class having prior or superior rights and preferences as to dividends or distribution of assets upon liquidation, but shares without par value, if any, shall not be converted into shares with par value unless that part of the stated capital of Summit represented by such shares without the par value is, at the time of conversion, at least equal to the aggregate par value of the shares into which the shares without par value are to be converted or the amount of any such deficiency is transferred from surplus to stated capital.

The VSCA generally permits corporations to make shareholder distributions, provided that the distribution would not make the corporation unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy any shareholders who have preferential rights superior to those receiving the dividend.
Subject to the provisions of law and the rights of holders of shares at the time outstanding of all classes of stock having prior rights as to dividends, the holders of Burke & Herbert’s common stock at the time outstanding shall be entitled to receive dividends at such times and in such amounts as the board of directors may deem advisable.
Burke & Herbert’s articles of incorporation provide that the holders of any serial preferred stock as to which the board of directors shall have specified a rate of dividend shall be entitled to receive, if and when declared payable by the board of directors, dividends at the dividend rate for such series, and not exceeding such rate except to the extent of any participation right. Such dividends shall be payable on such dates as shall be specified for such series. Dividends, if cumulative and in arrears, shall not bear interest.
No dividends shall be declared or paid upon or set apart for the common stock or for stock of any other class hereafter created ranking junior to the serial preferred stock in respect to dividends or assets unless and until (i) full dividends on the outstanding serial preferred stock at the dividend rate or rates therefor, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment with respect to all past dividend periods, to the extent that the holders of the serial preferred stock are entitled to dividends with respect to any past dividend period, and the current dividend period, and (ii) all mandatory sinking fund payments that shall have become due in respect of any series of the serial preferred stock shall have been made.

	Summit	Burke & Herbert

Amendments to Articles and Certain Transactions

Under West Virginia law, action on matters other than the election of directors and certain extraordinary corporate actions, if a quorum is present, is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a vote of a greater number is required by law or the articles of incorporation or bylaws.
Summit’s amended and restated articles of incorporation require the affirmative vote of holders of at least 66 2/3% of the then outstanding voting shares of Summit to amend, change or repeal the articles of incorporation; however, such vote shall not be required for any such amendment, change or repeal recommended to the shareholders by the favorable vote of not less than 66 2/3% of the directors of Summit, as any such amendment, change or repeal so recommended shall require only a majority vote.
Summit’s articles of incorporation also provide that at least 66 2/3% of the authorized, issued and outstanding voting shares of Summit must approve any merger or consolidation of Summit with another corporation or any sale, lease or exchange by liquidation or otherwise of all or substantially all of the assets of Summit unless such transaction has been previously approved by at least 66 2/3% of the board of directors, in which case a simple majority vote of the shareholders shall be required.
Summit’s amended and restated articles of incorporation also provide that neither Summit, nor any of its subsidiaries, shall become a party to certain business combinations unless certain fair price requirements are satisfied. West Virginia law does not contain statutory provisions concerning restrictions on business combinations.

Burke & Herbert’s articles of incorporation require that an amendment to its articles of incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all the Corporation’s assets other than in the regular course of business, and a plan of dissolution must be approved by 80% or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction. If, however, such an action has been approved and recommended by at least two-thirds of the Burke & Herbert directors in office at the time of such approval and recommendation, then the approval of such action will require approval by the vote of a majority of all the votes entitled to be cast on such actions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present.

	Summit	Burke & Herbert

Amendments to Bylaws

Pursuant to West Virginia law, Summit’s bylaws may be amended or repealed by the affirmative vote of the majority of all votes of shareholders entitled to be cast on the matter. West Virginia law provides further that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation reserve that power exclusively to the shareholders, in whole or in part.
Summit’s amended and restated articles of incorporation are silent as to amendment of Summit’s bylaws. Summit’s bylaws provide that its bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors at any regular, or special, meeting of the board of directors by a vote of 3/4 of the board of directors or by a majority of the shareholders.

Burke & Herbert’s bylaws state that the bylaws may be amended or altered at any meeting of the board of directors by affirmative vote of a majority of the number of directors then fixed, unless proscribed by law or the articles of incorporation. Burke & Herbert’s articles of incorporation do not address amending the bylaws.

Action by Written Consent of Shareholders

West Virginia law provides that any action required or permitted by law to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting and if the action is adopted or taken by all shareholders entitled to vote on the action, and any such written consent shall be evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. If an action is to be taken by unanimous consent of the voting shareholders without a meeting, West Virginia law provides that a corporation must give its nonvoting shareholders written notice of the proposed action at least ten days before the action is taken.
Summit’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

The VSCA provides that any action required or permitted to be taken at a shareholder’s meeting may be taken without a meeting if the action is taken by all shareholders entitled to vote on the action. Any such written action shall bear the date on which each shareholder signed the consent and be delivered to the corporation’s secretary for inclusion in the minutes or filing with the corporate records.
The VSCA also provides for shareholder action without a meeting by less than unanimous written consent, if the corporation’s articles of incorporation authorize action by less than unanimous written consent. Burke & Herbert’s articles do not address shareholder action without a meeting.

	Summit	Burke & Herbert

Shareholder Rights Plan	Summit does not currently have a shareholders’ rights plan in effect.	Burke & Herbert does not currently have a shareholders’ rights plan in effect.

Forum Selection Bylaw	Summit’s articles of incorporation and bylaws do not require any exclusive forum with respect to legal actions against or involving Summit.

Burke & Herbert’s bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Burke & Herbert’s shareholders.

LEGAL MATTERS
The validity of Burke & Herbert common stock to be issued in connection with the merger will be passed upon for Burke & Herbert by Troutman Pepper Hamilton Sanders LLP, Washington, D.C.
Troutman Pepper Hamilton Sanders LLP, Washington, D.C., counsel for Burke & Herbert, and Bowles Rice LLP, Charleston, West Virginia, counsel for Summit, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for Burke & Herbert and Summit, respectively.
EXPERTS
Burke & Herbert. The consolidated financial statements of Burke & Herbert Financial Services Corp. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 included in this joint proxy statement/prospectus (attached as Annex D, hereto) have been so included in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Burke & Herbert Financial Services Corp. as of December 31, 2020 are included in this joint proxy statement/prospectus by reference to the Burke & Herbert Form 10 registration statement (attached as Annex D, hereto) have been so included in reliance on the report of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.
Summit. The consolidated financial statements of Summit as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, and the effectiveness of internal control over financial reporting as of December 31, 2022, have been audited by Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, in their reports appearing in Summit’s Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated in this proxy statement/prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of such firm given upon the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
Burke & Herbert
Burke & Herbert held its 2023 annual meeting of shareholders on March 30, 2023 (the “Burke & Herbert 2023 annual meeting”). Burke & Herbert anticipates holding its 2024 annual meeting of shareholders in May 2024. (the “Burke & Herbert 2024 annual meeting”), regardless of whether the merger has been completed. Any shareholder nominations or proposals for other business intended to be presented at Burke & Herbert’s next annual meeting must be submitted to Burke & Herbert as set forth below.
SEC Rule 14a-8
In order for a shareholder proposal for the Burke & Herbert 2024 annual meeting to be eligible for inclusion in Burke & Herbert’s proxy statement pursuant to SEC Rule 14a-8, Burke & Herbert must have received the proposal and supporting statements at its principal executive offices no sooner than November 30, 2023 and no later than December 30, 2023, unless the date of Burke & Herbert’s 2024 annual meeting is changed (as is anticipated) by more than thirty days from March 30, 2024, the one-year anniversary of the Burke & Herbert 2023 annual meeting of shareholders. In such a case, the proposal must be received no earlier than the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made. A Burke & Herbert shareholder must provide its proposal to Burke & Herbert in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to Burke & Herbert at Burke & Herbert Financial Services Corp., Attn: Corporate Secretary, 100 S. Fairfax Street, Alexandria, VA 22314.
Advance Notice Procedures
Pursuant to Burke & Herbert’s bylaws, any shareholder wishing to nominate a candidate for director must give written notice to Burke & Herbert’s Corporate Secretary at least 90 days, but not more than 120 days prior to the first anniversary of the previous year’s annual meeting. As a result, any notice given by or on behalf of a shareholder must be received between November 30, 2023 and December 30, 2023. However, if the date of the annual meeting is advanced more than thirty days prior to or delayed (as is anticipated) by more than thirty days after the anniversary of the preceding year’s annual meeting of March 30, notice by the shareholder must be received no earlier than the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made. The nomination notice must include certain information specified in Burke & Herbert’s articles of incorporation.
In addition to the notice and information requirements contained in the Burke & Herbert articles of incorporation, to comply with the SEC universal proxy rules, shareholders who, in connection with the Burke & Herbert 2024 annual meeting, intend to solicit proxies in support of director nominees other than Burke & Herbert’s nominees must provide notice to Burke & Herbert that sets forth the information required by the SEC’s Rule 14a-19 no later than January 30, 2024, unless (as is anticipated) the date of the Burke & Herbert 2024 annual meeting changes by more than thirty calendar days from March 30, 2024, the one-year anniversary of Burke & Herbert’s 2023 annual meeting of shareholders, in which case such notice must be provided by the later of 60 calendar days prior to the date of the Burke & Herbert 2024 annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made by Burke & Herbert.
These advance notice procedures are separate from the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in Burke & Herbert’s proxy statement pursuant to SEC Rule 14a-8.
Summit
Summit held its 2023 annual meeting of shareholders on May 18, 2023. Summit does not anticipate holding a 2024 annual meeting of Summit shareholders (the “Summit 2024 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, Summit will hold an annual meeting in 2024. Any shareholder nominations or proposals for other business intended to be presented at Summit’s next annual meeting must be submitted to Summit as set forth below.
SEC Rule 14a-8
In order for a shareholder proposal to be considered for possible inclusion in the 2024 proxy statement, it must comply with SEC Rule 14a-8 and be received by Summit on or before December 2, 2023, directed to the attention of Summit’s secretary. If the Summit 2024 annual meeting date is scheduled to be held more than thirty days before or after May 18, 2024, the one-year anniversary of the 2023 meeting, shareholders will be informed of the new meeting date and the revised date by which shareholder proposals must be received. To be considered for presentation at the Summit 2024 annual meeting of shareholders, although not included in Summit’s proxy statement, notice of such proposal (including nominations of directors) must comply with Summit’s bylaws and must be received by Summit no earlier than the close of business on February 15, 2024. If notice is not provided by February 15, 2024, the proposal will be considered untimely and, if presented at the 2024 annual meeting, the persons named in Summit’s proxy for the Summit 2024 annual meeting of shareholders will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been addressed in the proxy statement for the 2024 annual meeting of shareholders.
Advance Notice Procedures
Under Summit’s articles of incorporation, certain procedures are provided which a shareholder must follow to nominate persons for election as Directors. These procedures provide that nominations for Directors at an annual meeting of shareholders must be submitted in writing to Summit’s President at P. O. Box 179, 300 North Main Street, Moorefield, WV 26836.  The nomination must be received no later than 30 days in advance of an annual meeting if at least thirty days prior notice is provided, or five days following the day on which the notice of meeting is mailed if less than 30 days’ notice is given. Additionally, the nomination must contain the following information about the nominee and notifying shareholder, including the name of the nominee, address of the nominee, principal occupation of the nominee, the number of shares of common stock held by the notifying shareholder, and the name and address of the notifying shareholder. The chair of the meeting may refuse to acknowledge the nomination of any person, if not in compliance with the foregoing procedures.
For contested director elections, both Summit and dissident shareholders presenting their own candidates will distribute universal proxy cards that include all director candidates. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director candidates other than Summit’s candidates must provide advance notice that sets forth the information required by the SEC’s Rule 14a-19, to Summit’s Corporate Secretary at it principal executive office, Summit Financial Group, Inc., P.O. Box 179, Moorefield, WV, 26836 no later than 60 days prior to the anniversary of the previous year’s annual meeting date.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING SAME ADDRESS (HOUSEHOLDING)
To reduce the expenses of delivering duplicate proxy materials to its shareholders, SEC rules permit a company, such as Burke & Herbert or Summit, and intermediaries, such as brokers, banks, trustees and other nominees to satisfy proxy materials delivery requirements for two or more shareholders of such company sharing an address by delivering a single set of proxy materials to those shareholders. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs.
Burke & Herbert or Summit (as applicable) may household the proxy materials to be delivered in connection with this joint proxy statement/prospectus to Burke & Herbert shareholders or Summit shareholders (as applicable) of record that share an address. This means that Burke & Herbert shareholders or Summit shareholders of record sharing an address may not each receive a separate copy of these materials.
Certain brokerage firms, banks or other similar entities may have instituted householding for beneficial owners of Burke & Herbert common stock or Summit common stock (as applicable) held through such an entity. Burke & Herbert shareholders or Summit shareholders (as applicable) sharing an address whose shares of Burke & Herbert common stock or Summit common stock (as applicable) are held by such an entity should contact such entity if they now receive: (a) multiple copies of the proxy materials and wish to receive only one copy of these materials per household in the future; or (b) a single copy of the proxy materials and wish to receive separate copies of these materials now or in the future.
Additional copies of proxy materials are available to Burke & Herbert shareholders or Summit shareholders upon request by contacting Burke & Herbert or Summit, as applicable, at:

if you are a Burke & Herbert shareholder Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703)-666-3555	if you are a Summit shareholder: Summit Financial Group, Inc. 300 N. Main Street Moorefield, WV 26836 Attention: Teresa D. Ely (304) 530-0526

WHERE YOU CAN FIND MORE INFORMATION
Burke & Herbert and Summit file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Burke & Herbert and Summit, which can be accessed at www.sec.gov/edgar. In addition, documents filed with the SEC by Burke & Herbert, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of Burke & Herbert’s website, investor.burkeandherbertbank.com/, under the heading “Financials,” and “SEC Filings.” Documents filed with the SEC by Summit will be available free of charge on Summit’s website, www.summitfgi.com/, under the heading “News,” “News & Filings.” The web addresses of the SEC, Burke & Herbert and Summit are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
Burke & Herbert has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Burke & Herbert’s common stock to be issued in the merger. This document constitutes the proxy statement and prospectus of Burke & Herbert filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
As an SEC reporting company that has not been registered and subject to the reporting requirements of Section 12 or 15(d) of the Exchange Act for a period of more than one year, Burke & Herbert is not permitted to incorporate materials by reference. Thus, set forth below, is a list of the documents previously filed with the SEC by Burke & Herbert under the Exchange Act that are attached as annexes to this joint proxy statement/prospectus.

Burke & Herbert filings (SEC File No. 001-41633)	Periods Covered or Date of Filing with the SEC
Registration Statement on Form 10-12B, as amended	Fiscal year ended December 31, 2022, filed on April 21, 2023
Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2023, filed on May 31, 2023 For the quarter ended June 30, 2023, filed on August 11, 2023
Current Reports on Forms 8-K	Filed April 25, 2023, August 24, 2023 and August 25, 2023
The SEC allows Summit to incorporate by reference into this document documents filed with the SEC by Summit. This means that Summit can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that Summit files with the SEC will update and supersede that information. Summit incorporates by reference the documents listed below and any documents filed by Summit under Section 13(a), 13(c), 14 or 15(d) of the Exchange

Act after the date of this document and until the date that the offering of Burke & Herbert common stock is terminated:

Summit filings (SEC File No. 001-16587)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on March 10, 2023
Current Reports on Form 8-K	Filed on February 13 2023, April 3, 2023, May 19, 2023, August 24, 2023, August 25, 2023, and September 11, 2023
Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2023, filed on May 10, 2023 For the quarter ended June 30, 2023, filed on August 4, 2023
Definitive Proxy Statement on Schedule 14A	Filed on March 31, 2023
The description of Summit common stock set forth in exhibit 4.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 6, 2020, including any amendment or report filed with the SEC for the purpose of updating this description.

Notwithstanding the foregoing, information furnished by Summit on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference to this document. Requests for documents should be directed to:

if you are a Burke & Herbert shareholder Burke & Herbert Financial Services Corp. 100 S. Fairfax Street Alexandria, VA 22314 Attention: Investor Relations (703)-666-3555	if you are a Summit shareholder: Summit Financial Group, Inc. 300 N. Main Street Moorefield, WV 26836 Attention: Teresa D. Ely (304) 530-0526
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Burke & Herbert’s and Summit’s affairs since the date of this document. Burke & Herbert provided the information contained in this document with respect to Burke & Herbert and Summit provided the information contained in this document with respect to Summit.

ANNEX A
Agreement and Plan of Reorganization

AGREEMENT AND PLAN OF REORGANIZATION
between
BURKE & HERBERT FINANCIAL SERVICES CORP.
and
SUMMIT FINANCIAL GROUP, INC.

August 24, 2023

A-i

TABLE OF CONTENTS

Page(s)

ARTICLE 1 The Merger and Related Matters		A-1

1.1.	The Merger	A-1
1.2.	Effective Time; Closing	A-1
1.3.	Subsidiary Merger	A-2
1.4.	Corporate Governance and Related Matters	A-2
1.5.	Articles of Incorporation and Bylaws of BHRB; Articles of Incorporation and Bylaws of B&H Bank	A-3
1.6.	Tax Consequences	A-3

ARTICLE 2 Merger Consideration; Exchange Procedures		A-4

2.1.	Conversion of Shares	A-4
2.2.	Exchange Procedures	A-5
2.3.	SMMF Equity-Based Awards	A-6
2.4.	No Fractional Shares	A-6
2.5.	Anti-Dilution	A-6
2.6.	Dividends	A-7
2.7.	Withholding Rights	A-7
2.8.	No Appraisal Rights	A-7

ARTICLE 3 Representations and Warranties		A-7

3.1.	Disclosure Letters	A-7
3.2.	Standard	A-8
3.3.	Representations and Warranties	A-8

ARTICLE 4 Covenants Relating to Conduct of Business		A-27

4.1.	Conduct of Business Pending Merger	A-27
4.2.	Dividends	A-29
4.3.	Transition	A-30
4.4.	No Control of the Other Party’s Business	A-30

ARTICLE 5 Additional Agreements		A-30

5.1.	Reasonable Best Efforts	A-30
5.2.	Access to Information; Notice of Certain Matters; Confidentiality	A-31
5.3.	Shareholder Approvals	A-31
5.4.	Registration Statement; Joint Proxy Statement; SEC Filings	A-32
5.5.	No Other Acquisition Proposals	A-32
5.6.	Applications and Consents	A-35
5.7.	Public Announcements	A-36
5.8.	Affiliate Agreements	A-36
5.9.	Employee Benefit Plans	A-36
5.10.	Reservation of Shares; Nasdaq Listing	A-39
5.11.	Indemnification; Insurance	A-40
5.12.	Employment Arrangements	A-40
5.13.	Notice of Deadlines	A-41
5.14.	Consent to Assign and Use Leased Premises	A-41
A-ii

5.15.	Takeover Laws	A-41
5.16.	Change of Method	A-42
5.17.	Shareholder Litigation	A-42
5.18.	Section 16 Matters	A-42
5.19.	Assumption of Subordinated Notes and Trust Preferred Securities	A-42
5.20.	Operations Center	A-43
5.21.	Community Foundation	A-43

ARTICLE 6 Conditions to the Merger		A-43

6.1.	General Conditions	A-43
6.2.	Conditions to Obligations of BHRB	A-43
6.3.	Conditions to Obligations of SMMF	A-44

ARTICLE 7 Termination		A-44

7.1.	Termination	A-44
7.2.	Effect of Termination	A-46
7.3.	Non-Survival of Representations, Warranties and Covenants	A-46
7.4.	Termination Fee	A-46
7.5.	Expenses	A-47

ARTICLE 8 General Provisions		A-47

8.1.	Entire Agreement	A-47
8.2.	Binding Effect; No Third-Party Rights	A-47
8.3.	Waiver and Amendment	A-48
8.4.	Governing Law	A-48
8.5.	Notices	A-48
8.6.	Counterparts	A-49
8.7.	Waiver of Jury Trial	A-49
8.8.	Confidential Supervisory Information	A-49
8.9.	Specific Performance	A-49
8.10.	Severability	A-49

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Subsidiary Bank Agreement and Plan of Merger
EXHIBIT 1.4(b)	Form of Bylaw Amendments to Bylaws of the Continuing Corporation
EXHIBIT 1.4(c)	Form of Bylaw Amendments to Bylaws of the Continuing Bank
EXHIBIT 5.8(a)	Form of SMMF Affiliate Agreement
EXHIBIT 5.8(b)	Form of BHRB Affiliate Agreement
A-iii

INDEX OF DEFINED TERMS

ACA	3.3(o)(ii)	Exchange Fund	2.2(a)
Acquisition Proposal	5.5(c)	Exchange Ratio	2.1(b)
Agreement	Recitals	FDIC	3.3(b)
B&H Bank	1.3(a)	Federal Reserve Board	2.1(f)
Bank Reports	3.3(g)	Financial Statements	3.3(f)(ii)
Benefit Plan	3.3(o)(i)	Foundation	5.21
Benefit Plans	3.3(o)(i)	GAAP	3.3(f)(ii)
BHCA	3.3(a)	Governmental Authority	3.3(k)(ii)
BHRB	Recitals	Indemnified Party	5.11(a)
BHRB Benefit Plan	5.9(c)	Intellectual Property	3.3(t)
BHRB Benefit Plans	5.9(c)	Joint Proxy Statement	3.3(c)(iv)
BHRB Board Recommendation..	5.3(a)	Knowledge	3.2(c)
BHRB Continuing Directors	1.4(b)	Loan	3.3(q)(xi)
BHRB Director Resignations	1.4(e)	Loan Loss Allowance	3.3(q)(iii)
BHRB PTO Policy	5.9(e)	Material Adverse Effect	3.2(b)
BHRB Shareholder Approval	3.3(c)(i)	Material Contract	3.3(j)(xi)
BHRB Shareholders Meeting	5.3(a)	Merger	Recitals
BHRB Stock Plan	3.3(d)(iii)	Merger Consideration	2.1(b)
Burdensome Condition	5.6(a)	Nasdaq	2.4
CARES Act	3.3(q)(x)	New BHRB Series Preferred Stock	2.1(f)
Change in BHRB Recommendation	5.5(e)	Notice of Recommendation Change	5.5(f)(ii)
Change in SMMF Recommendation	5.5(e)	OREO	3.3(q)(iv)
Closing	1.2(b)	Organizational Documents	3.3(a)(ii)
Closing Date	1.2(b)	Plan of Merger	1.1
Code	Recitals	PPP	3.3(q)(x)
Computer Systems	3.3(cc)(i)	Proceedings	3.3(k)(i)
Confidentiality Agreement	5.2(c)	PTO	5.9(e)
Continuing Bank	1.3(a)	Registration Statement	3.3(c)(iv)
Continuing Corporation	1.1	Regulatory Agencies	3.3(g)
Continuing Corporation Common		Regulatory Approvals	5.6(a)
Stock	2.1(b)	Replacement RSU	2.3(b)
CRA	3.3(k)(ii)	Replacement SAR	2.3(a)
Derivative Contract	3.3(u)(iv)	Rights	3.3(d)(iv)
Disclosure Letter	3.1(a)	SCB	1.3(a)
Effective Time	1.2(a)	SCB 401(k) Plan	5.9(h)
ERISA	3.3(o)(i)	SEC	2.3(d)
A-iv

ERISA Affiliate	3.3(o)(i)	SEC Reports	3.3(f)(i)
ESOP	5.9(i)	Securities Act	3.3(c)(iv)
ESOP Amendment	5.9(i)	SMMF	Recitals
Exchange Act	3.3(c)(iv)	SMMF Benefit Plan	5.9(c)
Exchange Agent	2.2(a)	SMMF Benefit Plans	5.9(c)
SMMF Board Recommendation ...	5.3(b)	Subsidiary Merger	1.3(a)
SMMF Book-Entry Shares	2.1(d)	Subsidiary Merger Effective Time...	1.3(a)
SMMF Common Certificate	2.1(d)	Superior Proposal	5.5(d)
SMMF Common Stock	2.1(b)	Tax	3.3(l)(i)
SMMF Continuing Directors	1.4(b)	Tax Return	3.3(l)(i)
SMMF Continuing Employees	5.9(a)	Taxes	3.3(l)(i)
SMMF Director Resignations	1.4(f)	Technology Systems	3.3(t)
SMMF Final Year Contribution	5.9(i)(ii)	Termination Fee	7.4(a)
SMMF RSU Award	2.3(b)	Treasury Regulations	Recitals
SMMF SAR	2.3(a)	VABFI	3.3(c)(iv)
SMMF Series 2021 Preferred Stock	2.1(f)	VSCA	1.1
SMMF Shareholder Approval	3.3(c)(i)	Wealth Management Relationships	3.3(ee)
SMMF Shareholders Meeting	5.3(b)	WVBCA	1.1
Subordinated Notes	5.19(a)	WVDFI	3.3(c)(iv)
Subsidiary	3.3(b)
A-v

AGREEMENT AND PLAN OF REORGANIZATION
THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of August 24, 2023, between BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), and SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”).
WHEREAS, the Boards of Directors of BHRB and SMMF have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of SMMF with and into BHRB (the “Merger”);
WHEREAS, the Boards of Directors of BHRB and SMMF have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and
WHEREAS, it is the intention of the parties that, for federal income tax purposes and applicable state income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1
THE MERGER AND RELATED MATTERS
1.1.    The Merger.
Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2(a)) and in accordance with the Virginia Stock Corporation Act, as amended (the “VSCA”), and the West Virginia Business Corporation Act, as amended (the “WVBCA”), SMMF will be merged with and into BHRB pursuant to the Plan of Merger, substantially in the form attached hereto as Exhibit 1.2(a) and made a part hereof (the “Plan of Merger”). The separate corporate existence of SMMF thereupon shall cease, and BHRB will be the surviving corporation in the Merger (BHRB is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger will have the effects set forth in Section 13.1-721 of the VSCA and Section 31D-11-1107 of the WVBCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of SMMF, and all of the debts, liabilities, obligations, claims, restrictions and duties of SMMF shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.
1.2.    Effective Time; Closing.
(a)    On the Closing Date (as defined herein), the parties shall execute and cause to be filed the Articles of Merger with (i)  the Virginia State Corporation Commission as provided in Section 13.1-720 of the VSCA and (ii) the Office of Secretary of State of the State of West Virginia as provided in Section 31D-11-1106 of the WVBCA. The Merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission and by the Office of the Secretary of State of the State of West Virginia or at such other date and time as mutually agreed to by the parties and set forth in the Articles of Merger (the “Effective Time”).
(b)    Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time at the offices of Troutman Pepper Hamilton Sanders LLP, Washington, D.C., on a date mutually agreed to by the parties, which shall be held at or prior to the Effective Time and no later than the first (1st) day of the first (1st) month beginning after the satisfaction or waiver (subject to applicable law) of the conditions set forth in ARTICLE 6 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date or time is mutually agreed to by the parties (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.
1.3.    Subsidiary Merger.
(a)    At the Effective Time or as soon thereafter as reasonably practicable, Summit Community Bank, Inc., the wholly-owned West Virginia chartered commercial bank subsidiary of SMMF (“SCB”), shall be merged with and into Burke & Herbert Bank & Trust Company, the wholly-owned Virginia charted commercial bank subsidiary of BHRB (“B&H Bank”), pursuant to a Subsidiary Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit 1.3(a) (the “Subsidiary Merger”). B&H Bank shall be the surviving bank in the Subsidiary Merger (sometimes referred to herein as the “Continuing Bank,” whenever reference is made to it as of the effective date and time of the Subsidiary Merger (the “Subsidiary Merger Effective Time”), or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of BHRB and SMMF, each of BHRB, B&H Bank, SMMF and SCB, respectively, shall take all actions necessary, including effecting the necessary shareholder and board of directors approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Merger, and the consummation of the Subsidiary Merger shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Merger.
(b)    BHRB, in consultation with SMMF, may at any time change the method or timing of effecting the combination of B&H Bank and SCB if and to the extent BHRB deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the SMMF shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Merger occurring prior to the Merger; and provided, further, that BHRB shall provide SMMF with five (5) days’ prior written notice of such change and the reasons therefor.
1.4.    Corporate Governance and Related Matters.
(a)    [Reserved]
(b)    Prior to the Effective Time, BHRB shall take all actions necessary to adopt the amendments to the Bylaws of BHRB substantially in the form set forth in Exhibit 1.4(b), effective as of the Effective Time. On or prior to the Effective Time, the Board of Directors of BHRB shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of (i) eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, including the current Chair of BHRB (the “BHRB Continuing Directors”), and (ii) eight (8) current SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time (the “SMMF Continuing Directors”). No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Time.
(c)    Prior to the Subsidiary Merger Effective Time, B&H Bank shall take all actions necessary to adopt the amendments to the Bylaws of B&H Bank substantially in the form set forth in Exhibit 1.4(c), effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, BHRB, as the sole shareholder of B&H Bank, and the B&H Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of at least eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, and (i) at least eight (8) current

SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time. No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time.
(d)    Subject to and in accordance with the respective Bylaws of the Continuing Corporation and the Continuing Bank, effective as of the Effective Time and the Subsidiary Merger Effective Time, respectfully, (i) David P. Boyle, the current Chair of the Board of Directors and President and Chief Executive Officer of BHRB, shall be appointed to serve as Chair of the Board of Directors and Chief Executive Officer of the Continuing Corporation, (ii) Oscar M. Bean, the current Chair of the Board of Directors of SMMF, shall be appointed to serve as a Vice Chair of the Board of Directors of the Continuing Corporation, (iii) H. Charles Maddy, III, the current President and Chief Executive Officer of SMMF, shall be appointed to serve as President of the Continuing Corporation and the Continuing Bank, (iv)  Roy E. Halyama, the current Executive Vice President and Chief Financial Officer of BHRB and B&H Bank, shall be appointed to serve as Executive Vice President and Chief Financial Officer of the Continuing Corporation and the Continuing Bank, (v) Robert S. Tissue, the current Executive Vice President and Chief Financial Officer of SMMF and SCB, shall be appointed to serve as Executive Vice President of Financial Strategy of the Continuing Corporation and the Continuing Bank, and (vi) E. Hunt Burke shall be appointed to serve as Chair of the Board of Directors of the Continuing Bank. BHRB and B&H Bank and their respective Board of Directors shall take such actions as are necessary prior to the Effective Time and the Subsidiary Merger Effective Time to cause such persons to be elected or appointed to such positions of the Continuing Corporation and the Continuing Bank as of the Effective Time and the Subsidiary Merger Effective Time, respectively.
(e)    Prior to the Effective Time and the Subsidiary Merger Effective Time, BHRB and B&H Bank shall take all actions necessary to cause and accept the resignations of all current directors of BHRB and B&H Bank other than the BHRB Continuing Directors immediately after the Merger and the Subsidiary Merger, respectively (such resignations, the “BHRB Director Resignations”).
(f)    Prior to the Effective Time and the Subsidiary Merger Effective Time, SMMF and SCB shall take all actions necessary to cause and accept the resignations of all current directors of SMMF and SCB other than the SMMF Continuing Directors immediately after the Merger and the Subsidiary Merger, respectively (such resignations, the “SMMF Director Resignations”).
(g)    At and after the Effective Time, the headquarters of the Continuing Corporation and the Continuing Bank shall be located in Alexandria, Virginia.
1.5.    Articles of Incorporation and Bylaws of BHRB; Articles of Incorporation and Bylaws of B&H Bank.
(a)    The Articles of Incorporation of BHRB as in effect immediately prior to the Effective Time, as such Articles of Incorporation are proposed to be amended as set forth in Section 1.4(a) hereof, will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BHRB as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(b) hereto, will be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.
(b)    The Articles of Incorporation of B&H Bank as in effect immediately prior to the Subsidiary Merger Effective Time will be the Articles of Incorporation of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law. The Bylaws of B&H Bank as in effect immediately prior to the Subsidiary Merger Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(c) hereto, will be the Bylaws of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law.
1.6.    Tax Consequences.
Each of the parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to constitute a “reorganization” within the meaning of

Section 368(a) of the Code and the Treasury Regulations (and any comparable provision of state law) for federal income tax purposes and applicable state income tax purposes. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. BHRB and SMMF shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law. Each of the parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to its respective counsel, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Registration Statement (as defined herein) and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax (as defined herein) treatment of the Merger.
ARTICLE 2
MERGER CONSIDERATION; EXCHANGE PROCEDURES
2.1.    Conversion of Shares.
At the Effective Time, by virtue of the Merger and without any action on the part of BHRB or SMMF, or their respective shareholders:
(a)    Subject to Section 2.1(e), each share of BHRB Common Stock that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.
(b)    Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.5043 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).
(c)    All shares of SMMF Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.
(d)    Each certificate previously representing shares of SMMF Common Stock (a “SMMF Common Certificate”) and the non-certificated shares of SMMF Common Stock (the “SMMF Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of SMMF Common Stock (i) the Merger Consideration upon the surrender of such SMMF Common Certificate or SMMF Book-Entry Shares in accordance with Section 2.2, and (ii)  any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.
(e)    Each share of SMMF Common Stock held by either party and each share of BHRB Common Stock held by SMMF or any Subsidiaries (as defined herein) of SMMF prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BHRB Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.
(f)    Each share of 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of SMMF (the “SMMF Series 2021 Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BHRB having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less or more favorable to the holders of the SMMF Series 2021 Preferred Stock (taking into account that

SMMF will not be the surviving entity in the Merger and any adjustment to the right of optional redemption by BHRB that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for such preferred stock) (all shares of such newly created series, collectively, the “New BHRB Series Preferred Stock”) and, upon such conversion, the SMMF Series 2021 Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time and no consideration shall be issued in exchange therefor.
2.2.    Exchange Procedures.
(a)    On or before the Closing Date, BHRB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BHRB and reasonably acceptable to SMMF (in such capacity, the “Exchange Agent”), for the benefit of the holders of the SMMF Common Certificates, SMMF Book-Entry Shares, and certificates for SMMF Series 2021 Preferred Stock, at the election of BHRB, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) and shares of New BHRB Series Preferred Stock issuable pursuant to this ARTICLE 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for SMMF Common Certificates, SMMF Book-Entry Shares and certificates for SMMF Series 2021 Preferred Stock.
(b)    As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of SMMF Common Stock and SMMF Series 2021 Preferred Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s SMMF Common Certificates or SMMF Book-Entry Shares for the Merger Consideration, or certificates for SMMF Series 2021 Preferred Stock for the New BHRB Series Preferred Stock, as applicable.
(c)    The Continuing Corporation shall cause the Merger Consideration or certificates for the New BHRB Series Preferred Stock into which shares of SMMF Common Stock or SMMF Series 2021 Preferred Stock, as applicable, are converted at the Effective Time, and dividends or distributions that a SMMF shareholder shall be entitled to receive, to be issued and paid to such SMMF shareholder upon proper surrender to the Exchange Agent of SMMF Common Certificates and SMMF Book-Entry Shares representing such shares of SMMF Common Stock, or certificates for SMMF Series 2021 Preferred Stock, as applicable, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.
(d)    Any SMMF shareholder whose SMMF Common Certificates, SMMF Book-Entry Shares, or certificates for SMMF Series 2021 Preferred Stock have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, the New BHRB Series Preferred Stock, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s respective standard policies (including the requirement that the shareholder furnish a surety bond or other customary indemnity).
(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of SMMF for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of SMMF who have not complied with this ARTICLE 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of SMMF Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.
(f)    None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BHRB or SMMF, respectively, or the Continuing Corporation shall be liable to any shareholder of SMMF for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3.    SMMF Equity-Based Awards.
(a)    At the Effective Time, each stock appreciation right under a stock appreciation agreement under an equity or equity-based compensation plan of SMMF in effect immediately prior to the Effective Time and that may be settled in SMMF Common Stock, whether vested or unvested or exercised but unsettled (a “SMMF SAR”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a stock appreciation right (each, a “Replacement SAR”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF SAR, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement SAR shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF SAR, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Continuing Corporation Common Stock for purposes of each Replacement SAR shall equal (y) the base price of SMMF Common Stock subject to such SMMF SAR divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each SMMF SAR shall be treated in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code.
(b)    At the Effective Time, each restricted stock unit award granted under a SMMF Stock Plan that is outstanding and unsettled (a “SMMF RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF RSU Award, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement RSU shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF RSU, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares.
(c)    At or prior to the Effective Time, the Board of Directors of SMMF or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BHRB) and take any actions (after consultation with BHRB) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BHRB) to each holder of a SMMF SAR or SMMF RSU Award of the treatment of such award pursuant to this Section 2.3.
(d)    BHRB, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement SARs and Replacement RSUs, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement SAR or Replacement RSU.  As soon as practicable following the Effective Time, the Continuing Corporation shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement SARs and Replacement RSUs, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement SARs and Replacement RSUs remain outstanding.
2.4.    No Fractional Shares.
Each holder of shares of SMMF Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BHRB Common Stock as reported on The Nasdaq Stock Market, LLC (“Nasdaq”) market for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.
2.5.    Anti-Dilution.
In the event BHRB changes (or establishes a record date for changing) the number of shares of BHRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, reorganization or other similar change in capitalization, or there is an extraordinary dividend or distribution, appropriate and proportional adjustments will be made to the Exchange Ratio to give holders of SMMF Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing contained in this Section will be construed to permit BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
2.6.    Dividends.
No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any SMMF Common Certificate, SMMF Book-Entry Shares, or SMMF Series 2021 Preferred Stock until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the SMMF Common Certificate, SMMF Book-Entry Share SMMF Series 2021 Preferred Stock share or certificate is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).
2.7.    Withholding Rights.
Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person, such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.
2.8.    No Appraisal Rights.
In accordance with Section 31D-13-1302 of the WVBCA, no appraisal rights shall be available to the holders of SMMF Common Stock or SMMF Series 2021 Preferred Shares in connection with the Merger or the other transactions contemplated by this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1.    Disclosure Letters.
(a)    Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in ARTICLE 4 or ARTICLE 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.
(b)    Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2.    Standard.
(a)    No representation or warranty of BHRB or SMMF contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii) and Section 3.3(z)(i), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2 and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).
(b)    The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws, rules or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws, rules and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to BHRB, SMMF, or their respective Subsidiaries, (D) any actions expressly permitted or required by this Agreement or that are taken with the written consent of the other party, (E) the existence or public disclosure of this Agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries, (F) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.
(c)    As used in this Agreement, the term “Knowledge” with respect to BHRB, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of BHRB’s Disclosure Letter and, with respect to SMMF, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of SMMF’s Disclosure Letter.
3.3.    Representations and Warranties.
Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in, or incorporated by reference in, any of such party’s SEC Reports (as defined herein) filed on or after January 1, 2022 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), BHRB represents and warrants to SMMF, to the extent each such representation or warranty is applicable to BHRB or any of its

Subsidiaries, and SMMF represents and warrants to BHRB, to the extent each such representation or warranty is applicable to SMMF or any of its Subsidiaries, except where expressly stated otherwise, as follows:
(a)    Organization, Standing and Power. BHRB is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. SMMF is a West Virginia corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. BHRB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). SMMF is duly registered as a financial holding company under the BHCA. Each of BHRB and SMMF:
(i)    has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its respective assets, properties and business; and
(ii)    is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it.
Neither it nor any of its Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or other similar or comparable governing instruments (the “Organizational Documents”), as applicable.
True and complete copies of its Organizational Documents, and the Organizational Documents of its Subsidiaries, in each case as amended to the date hereof, and as in full force and effect as of the date hereof, have been provided by it to the other for review.
(b)    Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA (with respect to BHRB) or Section §31D-6-640 of the WVBCA (with respect to SMMF) and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no Proceedings (as defined herein) for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of its Disclosure Letter also lists any corporation, bank or other business organization of which it or any Subsidiary owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity. As used herein, the term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.
(c)    Authority; No Breach of the Agreement.
(i)    It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the BHRB Shareholder Approval (as defined herein) and the SMMF Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by it, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors), subject only to the receipt of (A) in the case of BHRB, approval of this Agreement and the Plan of Merger, by holders of a majority of the outstanding shares of BHRB Common Stock (together, the “BHRB Shareholder Approval”), and (B) in the case of SMMF, approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of SMMF Common Stock (the “SMMF Shareholder Approval”).
(ii)    This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. BHRB represents and warrants that, subject to the receipt of the BHRB Shareholder Approval, the Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.
(iii)    Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents or any resolutions of its Board of Directors; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to (1) any note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.
(iv)    Except for (A) the filing of applications, filings and notices, as applicable, with Nasdaq and the approval of the listing of the Continuing Corporation Common Stock issued pursuant to the Merger on Nasdaq, (B) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHCA, and approval of such applications, filings and notices, (C) the filing of applications, filings and notices, as applicable, with the FDIC, the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VABFI”) and the West Virginia Division of Financial Institutions (the “WVDFI”) in connection with the Merger and the Subsidiary Merger, and approval of such applications, filings and notices, (D) the filing with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of BHRB and SMMF constituting a part thereof, the “Joint Proxy Statement”) relating to the BHRB Shareholders Meeting (as defined herein) and the SMMF Shareholders Meeting (as defined herein), and of the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BHRB in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the filing of the Articles of Merger with the Virginia State Corporation Commission and the Office of Secretary of State of the State of West Virginia, and the issuance of a certificate of merger by the Virginia State Corporation Commission pursuant to the VSCA and the issuance of a certificate of merger by the Office of the Secretary of State of the State of West Virginia pursuant to the WVBCA, and (F) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of the Continuing Corporation Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary Regulatory Approvals (as defined herein) and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.
(d)    BHRB Capital Stock. BHRB represents and warrants that:
(i)    As of August 24, 2023, the authorized capital stock of BHRB consists of: (1) 20,000,000 shares of common stock, par value $0.50 per share, of which 7,428,710 shares are issued and outstanding, and (2) 2,000,000 shares of serial preferred stock, par value $1.00 per share, of which no shares are issued and outstanding;
(ii)    All outstanding shares of capital stock of BHRB have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;
(iii)    As of August 24, 2023, 142,585 shares of BHRB Common Stock are reserved for issuance with respect to outstanding awards under an equity or equity-based compensation plan of BHRB (each, a “BHRB Stock Plan”), including upon the vesting of 35,685 outstanding restricted stock units and 106,900 outstanding performance stock units;
(iv)    As of the date of this Agreement, no shares of capital stock of BHRB are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which BHRB is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each BHRB Stock Plan or as set forth in Section 3.3(d)(iv) of its Disclosure Letter; and
(v)    No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of BHRB’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which BHRB or any of its Subsidiaries is or could be required to register shares of BHRB’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of BHRB or any of its Subsidiaries, except as set forth in Section 3.3(d)(v) of its Disclosure Letter.
(e)    SMMF Capital Stock. SMMF represents and warrants that:
(i)    As of August 24, 2023, the authorized capital stock of SMMF consists of: (1) 20,000,000 shares of common stock, par value $2.50 per share, of which 14,672,147 shares are issued and outstanding, and (2) 250,000 shares of preferred stock, par value $1.00 per share, of which 1,500 shares are issued and outstanding;
(ii)    All outstanding shares of capital stock of SMMF have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;
(iii)    As of August 24, 2023, 800,000 shares of SMMF Common Stock are reserved for issuance with respect to outstanding awards under an equity or equity-based compensation plan of SMMF (each, a “SMMF Stock Plan” ), including upon the exercise of 597,473.20 outstanding stock appreciation rights and upon the vesting of 17,223.30 unsettled restricted stock unit awards;

(iv)    As of the date of this Agreement, no shares of capital stock of SMMF are reserved for issuance except as contemplated by each SMMF Stock Plan, and there are no outstanding or authorized Rights with respect to any shares of its capital stock, except as set forth above in Section 3.3(e)(iii); and
(v)    No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of SMMF’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which SMMF or any of its Subsidiaries is or could be required to register shares of SMMF’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of SMMF or any of its Subsidiaries.
(f)    SEC Filings; Financial Statements.
(i)    It has filed or furnished all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed or furnished by it, together with any amendments required to be made with respect thereto (collectively, the “SEC Reports”), with the SEC since December 31, 2019 under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.
(ii)    Each of its financial statements contained in or incorporated by reference into any SEC Reports, including the related notes, where applicable (the “Financial Statements”), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented in all material respects the consolidated financial position of it and its Subsidiaries as of the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements. Since December 31, 2019, no independent public accounting firm of either BHRB or SMMF has resigned (or informed either BHRB or SMMF that it intends to resign) or been dismissed as independent public accountants of either BHRB or SMMF as a result of, or in connection with, any disagreements on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(iii)    It and each of its Subsidiaries has devised and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B)  transactions are recorded as necessary (1) to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements and (2) to maintain proper accountability for items therein; (C) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.
(iv)    Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors and in Section 3.3(f)(iv) of its Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. These disclosures, if any, were made in writing by management to its auditors and the audit committee of its Board of Directors and a copy has previously been made available to the other party. As used herein, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.
(v)    Since January 1, 2021, (A) neither it nor any of its Subsidiaries, nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no employee of or attorney representing it or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities or banking laws, breach of fiduciary duty or similar violation by it or any of its Subsidiaries or any of their respective officers, directors, employees or agents to its Board of Directors or any committee thereof or the Board of Directors or similar governing body of any of its Subsidiaries or any committee thereof, or to its Knowledge, to any director or officer of it or any of its Subsidiaries.
(vi)    As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to its SEC Reports.
(g)    Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2019 with the Federal Reserve Board, the FDIC, the VABFI, the WVDFI, and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States or any state or the rules or regulations of any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Copies of all Bank Reports filed since December 31, 2019 by each party have been provided to the other party (except to the extent that such Bank Reports are publicly available). Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending Proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.
(h)    Absence of Certain Changes or Events. Since December 31, 2021, except as disclosed in its SEC Reports, Bank Reports or Financial Statements or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.
(i)    Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its SEC Reports, Bank Reports or Financial Statements, (ii) liabilities incurred since June 30, 2023 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since June 30, 2023 has not incurred (except as permitted by ARTICLE 4 of this Agreement or in the ordinary course of business consistent with past practice), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).
(j)    Material Contracts; Defaults. Except as set forth in Section 3.3(j) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its latest annual report on Form 10-K or, in the case of BHRB, on its latest registration statement on Form 10, filed prior to the date of this Agreement), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):
(i)    that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement;
(ii)    that, for the benefit of a party other than it or any of its Subsidiaries, prohibits or restricts the conduct of business by it or any of its Subsidiaries or any of its personnel in any geographic area or its or their ability to compete in any line of business;
(iii)    with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement;
(iv)    that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events);
(v)    that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein and involves payments in excess of $250,000 per year;
(vi)    pursuant to which it or one of its Subsidiaries leases real property to or from any other person;
(vii)    for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $250,000 per year;
(viii)    involves Intellectual Property (as defined herein), other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses, that is material to its business or the business of any of its Subsidiaries;
(ix)    relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta or Federal Home Loan Bank of Pittsburgh, or contracts pertaining to fully-secured repurchase agreement payables or trade payables, in each case entered into in the ordinary course of the party’s business);
(x)    relating to the provision of data processing, network communication or other technical services that is material to its business or the business of any of its Subsidiaries and involves payments in excess of $250,000 per year; or
(xi)    that is material to the financial condition, results of operations or business of it or any of its Subsidiaries and not otherwise described in clauses (i) through (x) above (any such being referred to as a “Material Contract”).

With respect to each Material Contract: (A) the contract is in full force and effect, (B) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (C) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2022 to the date hereof, (D) no other party to any such contract is, to its Knowledge, in default in any material respect, and (E) neither BHRB nor SMMF (nor any of their respective Subsidiaries) has received or delivered any notice of cancellation or termination of any Material Contract.
(k)    Legal Proceedings; Compliance with Laws.
(i)    Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings (“Proceedings”) (or, to its Knowledge, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of it and any of its Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered it or any of its Subsidiaries to pay any civil penalty or initiated or has pending any Proceeding or, to the Knowledge of it or any of its Subsidiaries, investigation into the business or operations of it or any of its Subsidiaries since December 31, 2019. There is no claim, action, suit, Proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of it, or any of its Subsidiaries, threatened against any officer or director of it, or any of its Subsidiaries, in connection with the performance of his or her duties as an officer or director of it or any of its Subsidiaries.
(ii)    Except as set forth in Section 3.3(k) of its Disclosure Letter, it and each of its Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to it and each of its Subsidiaries, including (to the extent applicable to it or any of its Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Truth-in-Lending Act and Regulation Z, the Home Mortgage Disclosure Act, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither it nor any of its Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on it or each of its Subsidiaries. It and each of its Subsidiaries hold, and have at all times since December 31, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. As of the date hereof, to its Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals or that would likely result in the Regulatory Approvals not being obtained. As used herein, the term “Governmental Authority” shall mean any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies. This Section 3.3(k)(ii) does not apply to claims arising under Benefit Plans, which are addressed solely in Section 3.3(o)(viii) herein.
(iii)    Neither it nor any of its Subsidiaries has any Knowledge of, nor has it or any of its Subsidiaries been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries: (A)  to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations, the USA PATRIOT Act, and the regulations promulgated thereunder, the Anti-Money Laundering Act of 2020, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (B) to be deemed not to be in satisfactory compliance in all material respects with the applicable requirements contained in any federal and state privacy or data security laws and regulations.
(l)    Tax Matters.
(i)    It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All income Taxes and other material Taxes due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter and that are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. No claim has been made by any Governmental Authority in any jurisdiction where it or any of its Subsidiaries does not file Tax Returns that it or its Subsidiaries is, or may be, subject to Tax by that jurisdiction that has not been finally settled or otherwise resolved. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any Proceeding, and no written notice of assessment, proposed assessment or unpaid Tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, the term “Tax” or “Taxes”” shall mean all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, escheat and unclaimed property, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.
(ii)    It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.
(iii)    There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries’ assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (a) such an agreement or arrangement exclusively between or among it and its Subsidiaries and (b) customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither it nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which it was the common parent) or (ii) any liability for the Taxes of any person (other than it or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise. Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(iv)    Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither it nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.
(v)    Neither it nor any of its Subsidiaries has (i) utilized the employee retention credit relief provided under Sections 2301 of the CARES Act, (ii) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of CARES Act, or (iii) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.
(vi)    Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
(m)    Property.
(i)    Except as set forth in Section 3.3(m)(i) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2022 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2022). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted, and comply with applicable zoning and other municipal laws and regulations. Except as set forth on Section 3.3(m)(i) of its Disclosure Letter, neither BHRB nor SMMF (or any of their respective Subsidiaries) has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any owned real property or leased real property. There are no pending or, to the Knowledge of BHRB or SMMF, threatened condemnation proceedings against the real property owned or leased by BHRB or SMMF (or any of their respective Subsidiaries).
(ii)    In the case of SMMF, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by SMMF and each of its Subsidiaries or in which SMMF or any of its Subsidiaries has any ownership or leasehold interest. SMMF has made available to BHRB true and complete copies of all lease, license and sublease agreements, including, without limitation, every amendment thereto, for each parcel of real estate or interest therein to which SMMF or any of its Subsidiaries is a party.
(n)    Labor and Employment Matters.
(i)    Each party has provided the other a true and complete list, in each case for 2022 and for 2023 through June 30, 2023, of (i) all employees of it and its Subsidiaries, including for each such employee:

name, unique employee identification number, hire date, work location, current annual salary and any incentive compensation and (ii) all independent contractors or consultants used by it or its Subsidiaries, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term.
(ii)    Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or, to its Knowledge, threatened Proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
(iii)    It and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification, and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(iii) of its Disclosure Letter, there are no Proceedings of any nature pending or, to its Knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it or them as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.
(iv)    With respect to SMMF, except as set forth in Section 3.3(n)(iv) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority. It has paid, or has properly accrued no later than the Closing Date, all accrued salaries, wages, bonuses, commissions, overtime and incentives due to be paid or properly accrued on or before the Closing Date.
(v)    To its Knowledge and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. SMMF has completed a Form I-9 (Employment Eligibility Verification) for each employee for which one is required by applicable law and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.
(o)    Employee Benefit Plans.
(i)    Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ benefit plans and compensatory programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation or paid-time off plans or other similar plans or policies; (E) all bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements; and (F)  all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or former Subsidiaries or any trade or business of it or any of such Subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has any liability (individually, a “Benefit Plan” and collectively, the “Benefit Plans”).
(ii)    It and its Subsidiaries have, with respect to each Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current Benefit Plan agreements and plan documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, (and in the case of an unwritten Benefit Plan, a written description thereof); (B) all current summary plan descriptions (including any summaries of material modifications thereto); (C) the Form 5500, if any is required, filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants, if required); (D)  the most recent actuarial valuation, if applicable; (E)  the most recent accounting of plan assets; (F)  the most recent annual premium payment forms, if any, filed with the Pension Benefit Guaranty Corporation; (G) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), if applicable, including any look-back measurement periods thereunder; (H)  if the Benefit Plan is or was intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (I) copies of the most recent nondiscrimination tests, if applicable, for all Benefit Plans; (J) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (K) a written summary of any unwritten Benefit Plans that provide or provided for material compensation or benefits; and (L) fiduciary insurance policies and fidelity bonds relating to any Benefit Plan.
(iii)    Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time during the last six (6) years been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Section 412 of the Code; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.
(iv)    Except as set forth in Section 3.3(o)(iv) of its Disclosure Letter, all Benefit Plans and any related trusts are in compliance in all material respects with applicable laws and regulations, and each Benefit Plan has been maintained, operated and administered in accordance with its terms, and in material compliance with the provisions of ERISA, the Code and other applicable laws and regulations.
(v)    Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is in fact so qualified. The Internal Revenue Service has determined that the form of each such plan satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter, or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service within the applicable remedial amendment period seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely the plan sponsor’s reliance on such determination, opinion or advisory letter. Except as set forth in Section 3.3(o)(v) of its Disclosure Letter, there have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, with respect to any tax-qualified plan during the preceding six (6) years without payment of all obligations and liabilities attributable to such tax-qualified plans.
(vi)    All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all Benefit Plans will have been made or properly accrued on or before the Closing Date. All required contributions to any Benefit Plan have been contributed, and all PBGC premiums payable with respect to any Benefit Plan have been paid, within the time specified in ERISA and the Code and the respective regulations thereunder. Neither it nor any of its Subsidiaries has or is expected to incur any liability under Title IV of ERISA with respect to any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA). With respect to any Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA: (A) the PBGC has not instituted proceedings to terminate any such Benefit Plan, and (B) no “reportable event” within the meaning of Section 4043 of ERISA has occurred, other than complete termination and liquidation of the Benefit Plan of an acquired company.
(vii)    Neither it nor any of its Subsidiaries (or former Subsidiaries) has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan or its related trust, which could subject any of SMMF, BHRB, or their respective Benefit Plans, related trusts, Subsidiaries, ERISA Affiliates or any person that they have an obligation to indemnify, to any tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA. No event or transaction has occurred, and no condition exists that could subject it or any of its Subsidiaries (or former subsidiaries) to any liability or penalty under Sections 4971 through 4980I of the Code or Title I of ERISA. To its Knowledge, no individual who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.
(viii)    Except as set forth in Section 3.3(o)(viii) of its Disclosure Letter, there are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any Benefit Plans or any fiduciary thereof or service provider thereto (in their respective capacities with respect to a Benefit Plan) other than routine claims for benefits. No Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.
(ix)    Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the acceleration of any vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, (B)  result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust or (C) require it or any of its Subsidiaries (or the successor(s) of it or its Subsidiaries) to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. SMMF has provided to BHRB its preliminary calculations under Section (C) of the preceding sentence with regard to payments, vesting, and other amounts set forth in Section 3.3(o)(ix) of its Disclosure Letter, supporting tax and other records, and any supporting valuation report or analysis available as of the date hereof. Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither it nor any of its Subsidiaries has committed to gross-up, indemnify or reimburse any person for any Taxes arising under Section 4999 or 409A of the Code, or otherwise.
(x)    Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2008, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2013, been, in all material respects, in documentary and operational compliance with Section 409A of the Code, so that no amounts paid or payable pursuant to any such Benefit Plan is or could be subject to a Tax under Section 409A of the Code. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and, except as otherwise set forth in Section 3.3(o)(x) of its Disclosure Letter, it has timely filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xi)    Except as set forth in Section 3.3(o)(xi) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any Benefit Plan for calendar years 2020, 2021 and 2022, and for the portion of calendar year 2023 through the date hereof.
(xii)    Each Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. No Tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any Benefit Plan and to its Knowledge no circumstance exists which could give rise to such Tax.
(xiii)    Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, no Benefit Plan permits investments in its equity, or investments in which the value is based on or associated with its equity.
(xiv)    With respect to each Benefit Plan intended to constitute an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA: (A) all employer securities at any time held by such plan constitute and have at all times been “employer securities,” as defined in Section 409(l) of the Code; (B) the trustee of such plan may be replaced upon not more than 30 days’ notice, without restriction, penalty or cost (other than payment of reasonable fees or expenses then accrued but unpaid).
(p)    Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2021, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than increases in premiums or unavailability of coverage that did not or do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(p) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by it and its Subsidiaries.
(q)    Loan Portfolio; Allowance for Loan Credit Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(q) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:
(i)    All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of June 30, 2023 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan (as defined herein) which if successful could have a Material Adverse Effect.
(ii)    (A)  there is no material modification or amendment, oral or written, of a Loan (including any material modification or amendment of a Loan made consistent with guidance issued by a

Governmental Authority or Regulatory Agency in connection with the COVID-19 pandemic) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any Proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any Proceeding, and (D)  no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.
(iii)    The allowance for loan credit losses (the “Loan Credit Loss Allowance”) shown on its Financial Statements as of June 30, 2023 was, and the Loan Credit Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding.
(iv)    Its other real estate owned (“OREO”) is, and as of any date subsequent to the execution of this Agreement will be, as of such dates, recorded at fair value less estimated costs to sell in accordance with GAAP.
(v)    The Loan Credit Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.
(vi)    Section 3.3(q)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2022 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been repurchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such Loans.
(vii)    As of June 30, 2023, except as set forth in Section 3.3(q)(vii) of its Disclosure Letter, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $500,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.
(viii)    As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Federal Reserve Board.
(ix)    Each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced (including by a third-party servicer or sub-servicer, if applicable), and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(x)    To the extent that it has originated any Loan under or otherwise participated in any program created or modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020 (otherwise known as the “CARES Act”), including but not limited to the Paycheck Protection Program (the “PPP”), it has done so in good faith and in material compliance with all laws, regulations and guidance governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the Treasury and/or the U.S. Small Business Administration applicable to Loans originated pursuant to or in association with the PPP.
(xi)    As used herein, the term “Loan” shall mean any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.
(r)    Environmental Matters.
(i)    Except as set forth in Section 3.3(r) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, Governmental Authority, Regulatory Agency or third party imposing any liability pursuant to Environmental Laws.
(ii)    Neither it nor any of its Subsidiaries has received written notice of pending Environmental Claims (as defined herein), nor does it or any of its Subsidiaries have any Knowledge of any threatened Environmental Claims, upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, (D) any real or personal property which it or any Subsidiary has been found by any Governmental Authority to have participated or be participating in the management of such property, or (E) any real or personal property in which it or a Subsidiary holds a security interest securing a Loan recorded on the books of it or such Subsidiary.
(iii)    There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim that could reasonably be expected to result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.
(iv)    As used herein, the following terms shall have the following meanings:
(A)    “Environmental Claim” means any written notice from any Governmental Authority or third party or any legal, administrative, arbitral or other proceedings, claims, causes of action, or governmental investigations of any nature asserting or alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein), or otherwise seeking to impose or that is reasonably likely to result in the imposition of any material liability arising under any Environmental Laws.
(B)    “Environmental Laws” means all applicable federal, state and local laws and regulations that relate to pollution or protection of human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Resource Conservation and Recovery Act, each as amended that relate to pollution or protection of human health or the environment.
(C)    “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(s)    Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.
(t)    Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which require such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and, to its Knowledge, no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. As used herein, the term “Intellectual Property” shall mean all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. As used herein, the term “Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.
(u)    Derivative Instruments.
(i)    Except as set forth in Section 3.3(u)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.
(ii)    Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.
(iii)    Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(u)(iii) of its Disclosure Letter.
(iv)    Section 3.3(u)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).
(v)    Deposits. Except as set forth in Section 3.3(v) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are (i) “brokered” deposits or (ii) are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.
(w)    Investment Securities.
(i)    It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP.

(ii)    It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, each party has made available to the other party the material terms of such policies, practices and procedures.
(x)    Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including, without limitation, with respect to BHRB, Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.
(y)    Transactions with Affiliates; Transactions with Related Parties.
(i)    All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.
(ii)    Except as set forth in Section 3.3(y)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings (other than (A) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (B) reimbursement of customary and reasonable expenses incurred on behalf of it and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of it and (C) benefits due under any Benefit Plan), nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.
(z)    Financial Advisors.
(i)    None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, BHRB has retained Keefe, Bruyette & Woods, Inc. as its financial advisor, and SMMF has retained D.A. Davidson & Co. as its financial advisor, in each case pursuant to an engagement letter.
(ii)    It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(z)(i) above.
(aa)    Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of BHRB has received the opinion of Keefe, Bruyette & Woods, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to BHRB. Prior to the execution of this Agreement, the Board of Directors of SMMF has received the opinion of D.A. Davidson & Co. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of SMMF Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(bb)    Fiduciary Accounts. It and each of its Subsidiaries has properly administered all accounts for which it or such Subsidiary acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither it nor any of its Subsidiaries, nor to its Knowledge any director, officer or employee of it or any of its Subsidiaries, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
(cc)    Information Systems and Security.
(i)    It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident, unauthorized access, or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.
(ii)    To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with general industry standards and practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business consistent with generally accepted industry standards and practice and sufficient to reasonably mitigate the risk of a material disruption to the operation of its businesses.
(iii)    It has (A) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (B) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.
(dd)    Community Reinvestment Act. Each of its insured depository institution Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examination, and neither it nor any of its Subsidiaries have been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause its insured depository institution Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Regulatory Agency of lower than “satisfactory.”
(ee)    Wealth Management. It represents and warrants that: (i) it or one of its Subsidiaries has originated and serviced each Wealth Management Relationship in compliance with applicable laws and regulations in all material respects; (ii) each instrument or agreement governing a Wealth Management Relationship has been duly and validly executed and delivered by it or one of its Subsidiaries and, to its Knowledge, the other contracting parties, and each such instrument or agreement constitutes a valid, binding and enforceable obligation of it and, to its Knowledge, the other parties thereto; and (iii) its and its Subsidiaries’ employees that conduct business associated with the Wealth Management Relationships hold all necessary licenses and registrations to lawfully conduct such business. As used herein, the term “Wealth Management Relationships” shall mean a party’s relationships with its customers relating to the provision by it (including through a Subsidiary) of financial planning, annuities, life insurance, securities brokerage, investment advisory and management and similar services, as well as all assets under management or custody associated with each of such relationships and investment products or opportunities offered to its customers (including through a Subsidiary) in connection with each of such relationships.
(ff)    Subordinated Indebtedness. Except as set forth on Section 3.3(ff) of its Disclosure Letter, as of the date of this Agreement, no trust preferred or subordinated debt securities of it or any of its Subsidiaries are issued or outstanding, and it currently has no election in effect to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates. It has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.3(ff) of its Disclosure Letter, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.
(gg)    No Further Representations. Except for the representations and warranties specifically set forth in this ARTICLE 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this ARTICLE 3, neither the other party nor its Subsidiaries makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.
ARTICLE 4
COVENANTS RELATING TO CONDUCT OF BUSINESS
4.1.    Conduct of Business Pending Merger.
From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in its Disclosure Letter, without the prior written consent of the other party (which consent will not be unreasonably conditioned, withheld or delayed), BHRB and SMMF each agrees that it will not, and will cause each of its Subsidiaries not to:
(a)    Conduct its business other than in the ordinary course in all material respects or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.
(b)    Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement or (iii) to consummate the transactions contemplated hereby on a timely basis.
(c)    Amend, modify or repeal its Organizational Documents (except as provided herein for BHRB and B&H Bank).
(d)    Other than pursuant to (i) stock options, restricted stock awards, stock appreciation rights and restricted stock unit awards outstanding as of the date hereof under the BHRB Stock Plans or SMMF Stock Plans or (ii)  as expressly set forth in Section 4.1(d) of its Disclosure Letter: (A)  issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; or (B) enter into any agreement with respect to the foregoing.
(e)    Issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.
(f)    Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for: (i)  normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice (other than with respect to executive officers of it or its Subsidiaries); (ii) the payment of discretionary spot bonuses of $25,000 or less to an employee (other than an executive officer of it or its Subsidiaries); and (iii) in the case of BHRB, after consultation with SMMF as required by Section 4.3, enter into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice.
(g)    Enter into, establish, adopt, amend or terminate any Benefit Plan or any trust related thereto, or make any contributions to any Benefit Plan (except as may be required by applicable law or the terms of any Benefit Plan), including, without limitation, taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting of any benefits payable thereunder, except as otherwise specifically permitted in this Agreement.
(h)    Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of it or any of its Subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or as required under the terms of any split dollar agreement or other Benefit Plan, or any such change that is required by law, or materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy with respect to its properties or assets.
(i)    Except for (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), establish or accept any brokered deposits in excess of $20,000,000 individually or in the aggregate, make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms, except as otherwise specifically permitted in this Agreement.
(j)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (i) as provided for in Section 4.2, (ii) with respect to SMMF, its regular dividends on the SMMF Series 2021 Preferred Stock, (iii) as set forth in Section 4.1(j) of its Disclosure Letter and (iv) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.
(k)    Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except (i) purchases and sales of investment securities subject to Section 4.1(t), and (ii) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business.
(l)    Implement or adopt any change in its Tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by the outside auditor to the party.
(m)    Make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes.
(n)    Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(o)    Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in ARTICLE 6 not being satisfied on a timely basis.
(p)    Enter into any material new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole.
(q)    (i) Make, renew, restructure or otherwise modify any Loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $20,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $20,000,000 as of the date of this Agreement, to make, renew, restructure or otherwise modify any Loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any Loans; (iii) make, renew, restructure or acquire any loan participation exceeding $20,000,000; (iv) make, renew, restructure or otherwise modify any Loan that exceeds its internal lending limits such that the Loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any Loan securitization or create any special purpose funding entity. Notwithstanding the foregoing, if the other party does not respond to a request for consent pursuant to this Section 4.1(q)(i) within three (3) business days of having received such request together with reasonable information regarding the Loan, such non-response shall be deemed to constitute consent.
(r)    (i) Enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair.
(s)    Except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $200,000 individually or $500,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by it or any Subsidiary in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Continuing Corporation or its Subsidiaries.
(t)    Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in its currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice.
(u)    Adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, share exchange or other reorganization.
(v)    Take any other action that would make any representation or warranty in ARTICLE 3 hereof untrue.
(w)    Agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1.
4.2.    Dividends.
(a)    After the date of this Agreement until the Effective Time, (i) BHRB may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of BHRB Common Stock at a rate not to exceed $0.53 per share per quarter, (ii) SMMF may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of SMMF Common Stock at a rate not to exceed $0.22 per share per quarter, and (iii) BHRB’s and SMMF’s direct and indirect Subsidiaries, respectively, may (to the extent legally and contractually permitted to do so) declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly-owned Subsidiaries (or from such Subsidiaries to BHRB or SMMF) consistent with past practices.
(b)    After the date of this Agreement, each of BHRB and SMMF shall coordinate with the other the declaration of any dividends in respect of BHRB Common Stock, SMMF Common Stock and SMMF Series 2021 Preferred Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of SMMF Common Stock and SMMF Series 2021 Preferred Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of SMMF Common Stock and SMMF Series 2021 Preferred Stock and any shares of BHRB Common Stock any such holder receives in exchange therefor in the Merger.
4.3.    Transition.
To facilitate the integration of the operations of BHRB and SMMF and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of BHRB and SMMF shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.
Without limiting the foregoing, the parties shall (and shall cause their Subsidiaries to) regularly discuss and reasonably cooperate with each other in connection with (a) planning for the efficient and orderly combination of B&H Bank and SCB and the operation of the Continuing Bank, including the on-going use of SMMF’s current headquarters in Moorefield, West Virginia as an operations center of the Continuing Bank, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as senior management of B&H Bank and SCB shall decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and the integration of their respective banking operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties).
4.4.    No Control of the Other Party’s Business.
Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give BHRB directly or indirectly, the right to control or direct the operations of SMMF or to exercise, directly or indirectly, a controlling influence over the management or policies of SMMF, and nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give SMMF, directly or indirectly, the right to control or direct the operations of BHRB or to exercise, directly or indirectly, a controlling influence over the management or policies of BHRB. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.
ARTICLE 5
ADDITIONAL AGREEMENTS
5.1.    Reasonable Best Efforts.
Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party to that end.

5.2.    Access to Information; Notice of Certain Matters; Confidentiality.
(a)    During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement or the conditions to such party’s obligation to consummate the Merger.
(b)    Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (iii) is reasonably likely to result in the failure of a condition to a party’s obligation to consummate the Merger.
(c)    Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the Mutual Non-disclosure and Confidentiality Agreement dated May 12, 2023, between BHRB and SMMF (the “Confidentiality Agreement”), which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.
5.3.    Shareholder Approvals.
(a)    BHRB shall call a meeting of its shareholders for the purpose of obtaining the BHRB Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “BHRB Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of BHRB shall (i) recommend to BHRB’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “BHRB Board Recommendation”), (ii) include the BHRB Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the BHRB Shareholder Approval.
(b)    SMMF shall call a meeting of its shareholders for the purpose of obtaining the SMMF Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “SMMF Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of SMMF shall (i) recommend to SMMF’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “SMMF Board Recommendation”), (ii) include the SMMF Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the SMMF Shareholder Approval.
(c)    BHRB and SMMF shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.
(d)    Subject to applicable law, BHRB or SMMF shall adjourn or postpone the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of BHRB Common Stock or SMMF Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting BHRB or SMMF, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the BHRB Shareholder Approval or the SMMF Shareholder Approval, and subject to the terms and conditions of this Agreement, SMMF or BHRB, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the SMMF Shareholder Approval or the BHRB Shareholder Approval, respectively; provided however, that neither BHRB nor SMMF shall be required to adjourn or postpone the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, as the case may be, more than two (2) times.

5.4.    Registration Statement; Joint Proxy Statement; SEC Filings.
(a)    Each party will cooperate with the other party, and their representatives, in the preparation of the Registration Statement and the Joint Proxy Statement, and shall use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by BHRB or SMMF without consultation with the other party and its counsel. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. BHRB will use its reasonable best efforts, in which SMMF will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable after the date of this Agreement and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and BHRB and SMMF shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. BHRB also agrees to use all reasonable efforts to promptly obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.
(b)    Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to the BHRB shareholders and the SMMF shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.
5.5.    No Other Acquisition Proposals.
(a)    Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse, or knowingly encourage or knowingly facilitate (including by providing information or assistance) any inquiries, proposals or offers with respect to, or any inquiry, proposal or offer that is reasonably likely to lead to, an Acquisition Proposal (as defined herein), (ii) furnish any confidential or nonpublic information relating to an Acquisition Proposal, (iii) engage or participate in any negotiations or discussions concerning an Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an Acquisition Proposal, provided that nothing in this Agreement shall prevent such party or its representatives from contacting any person that has made an Acquisition Proposal solely for the purpose of seeking clarification of the terms of such Acquisition Proposal or directing such person to the terms of this Section 5.5.
(b)    Notwithstanding Section 5.5(a), nothing contained in this Agreement shall prohibit either BHRB or SMMF, prior to receiving the BHRB Shareholder Approval or the SMMF Shareholder Approval, respectively, and subject to compliance with the other terms of this Section 5.5, from furnishing confidential or nonpublic information to, or engaging or participating in discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to such party (that did not result from a breach of this Section 5.5) if, and only to the extent that, (i) such party’s Board of Directors concludes in good faith, after consultation with outside legal counsel and, with respect to financial matters, its outside financial advisors, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (ii) before taking such actions, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the Confidentiality Agreement, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, provided, that any non-public information provided to any person or entity shall have previously been provided to the other party hereto or shall be simultaneously provided to the other party hereto, and (iii) such party’s Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). Each party shall immediately (within twenty-four (24) hours) notify the other party orally and in writing of its receipt of any such Acquisition Proposal or any request for non-public information, or any other inquiry, that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions thereof, and the identity of the person making such Acquisition Proposal, will provide the other party with an unredacted copy of any such Acquisition Proposal and all related draft transaction documents received in connection with such Acquisition Proposal, and will thereafter keep the other party apprised of any related material developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation and correspondence relating thereto.
(c)    As used herein, an “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, whether communicated to such party or publicly announced to such party’s shareholders, any of the following transactions involving BHRB or SMMF, or their respective Subsidiaries: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party. Solely for purposes of Section 7.4(a) and Section 7.4(c), all references to “twenty-five percent (25%) or more” in such definition shall be deemed to be references to “fifty percent (50%) or more.”
(d)    As used herein, the term “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of BHRB or SMMF, as the case may be, concludes in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors, taking into account all legal, financial, strategic, regulatory, timing and other aspects of the Acquisition Proposal, including the likelihood of obtaining financing and of receiving all required approvals of Governmental Authorities, and including the terms and conditions of this Agreement (as it may be proposed in writing to be amended by BHRB or SMMF, as applicable), is reasonably likely to be completed on the terms proposed and would, if consummated, (i) result in a transaction that is more favorable to the shareholders of BHRB or SMMF, as the case may be, from a financial point of view (accounting for and assuming payment of the Termination Fee), than the transactions contemplated by this Agreement (as it may be proposed in writing to be amended by BHRB or SMMF, as applicable), and (ii) result in the acquisition of all of the outstanding shares of that party’s common stock or all of that party’s assets; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(c), except the reference to “twenty-five percent (25%) or more” in such definition shall be deemed to be a reference to “fifty percent (50%) or more” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving BHRB or SMMF or one of their respective banking Subsidiaries.

(e)    Except as provided in Section 5.5(f), neither the Board of Directors of BHRB, the Board of Directors of SMMF, nor, in each case, any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval or recommendation of the Board of Directors of BHRB or SMMF, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in BHRB Recommendation” or a “Change in SMMF Recommendation,” respectively).
(f)    Notwithstanding anything in this Agreement to the contrary, the Board of Directors of SMMF or BHRB, as applicable, may either:
(i)    terminate this Agreement pursuant to Section 7.1(j) or Section 7.1(k), as the case may be, and enter into a definitive agreement with respect to a Superior Proposal provided that such party shall pay the Termination Fee (as defined herein) required to be paid pursuant to Section 7.4(b) or Section 7.4(d), as the case may be; or
(ii)    make a Change in SMMF Recommendation or a Change in BHRB Recommendation, as applicable;
if and only if in the case of both clause (i) and (ii) above, (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.5) is made to SMMF or BHRB, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of SMMF or BHRB, as applicable, has concluded in good faith (after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of SMMF or BHRB, as applicable, has concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (D) five (5) business days shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Acquisition Proposal that is the basis of the proposed action and all other information that is required to be delivered under Section 5.5(b) (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five (5) business day period referred to in this clause (D) and in clauses (E) and (F) shall be reduced to three (3) business days following the giving of such new Notice of Recommendation Change), (E) during such five (5) business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed in writing by the other party, and (F) the Board of Directors of the party proposing to take such action, following such five (5) business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party by the conclusion of such five (5) business day period) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.
(g)    Nothing contained in this Agreement shall prohibit SMMF, BHRB or their respective Boards of Directors, or any committee thereof, from at any time taking and disclosing to SMMF’s or BHRB’s shareholders, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
(h)    Each of BHRB and its Subsidiaries and SMMF and its Subsidiaries shall, and shall direct their respective representatives to, (i) immediately cease and cause to be terminated any and all activities, discussions or negotiations with any persons conducted heretofore with respect to any offer or proposal that constitutes, or may be reasonably expected to lead to, an Acquisition Proposal, and (ii)  use reasonable best efforts to enforce the terms of any existing confidentiality or standstill agreements to which it is a party.

5.6.    Applications and Consents.
(a)    The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, and to make all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (the “Regulatory Approvals”) and all third parties necessary to consummate the transactions contemplated by this Agreement and will make all necessary filings in respect of the Regulatory Approvals and third parties as soon as practicable (and, in the case of the regulatory applications to the Federal Reserve Board, the FDIC, the VABFI and the WVDFI, use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement). Each party shall provide the other party with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as the other party may reasonably request. Each of the parties hereto shall use its reasonable best efforts to comply with the terms and conditions of all such Regulatory Approvals and resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby under any applicable law or regulation; provided, that, in no event shall BHRB or SMMF be required, and neither BHRB nor SMMF shall be permitted (without the prior written consent of the other), in connection with a Regulatory Approval or the transactions contemplated by this Agreement, to take any action, or commit to take any action, or to accept any restriction or condition, involving BHRB, SMMF, the Continuing Corporation or their respective Subsidiaries, that would reasonably be expected to have a Material Adverse Effect (excluding clauses (A) through (F) in such defined term) on the Continuing Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Subsidiary Merger (any such condition, commitment or restriction, a “Burdensome Condition”).
(b)    Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. BHRB and SMMF shall have the right to review in advance, and each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all other information relating to BHRB or SMMF, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals, and authorizations of all third parties and any Governmental Authority necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.
(c)    Each of BHRB and SMMF shall promptly advise the other upon receiving any communication from any Governmental Authority, the consent or approval of which is required for consummation of the transactions contemplated by this Agreement, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or subject to a Burdensome Condition.
(d)    From the date of this Agreement until the Effective Time, each party shall promptly notify the other party in writing of any pending or, to the Knowledge of either party (as the case may be), threatened litigation, claim, action, suit, hearing, proceeding, arbitration, material investigation by a Governmental Authority or demand or notice of violation by a Governmental Authority (“Governmental Action”), or any award, injunction, judgment, decree, order, ruling or other similar decision by any Governmental Authority or any other person (“Governmental Order”) (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement or (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement. If any Governmental Action or Governmental Order is

instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any law, each party shall, and shall cause their respective representatives to, cooperate and use reasonable best efforts to contest and resist, except insofar as the parties may otherwise agree, any such Governmental Action or Governmental Order, including any Governmental Action or Governmental Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the other transactions contemplated by this Agreement.
5.7.    Public Announcements.
Prior to the Effective Time, BHRB and SMMF will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by Nasdaq or any other securities exchange, in which case the party required to make the disclosure shall use its reasonable best efforts to allow the other party reasonable time to comment on such disclosure in advance of the issuance thereof.
5.8.    Affiliate Agreements.
(a)    SMMF has identified to BHRB all persons who are, as of the date hereof, directors of SMMF. SMMF shall have delivered to BHRB on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(a) hereto from each such director of SMMF.
(b)    BHRB has identified to SMMF all persons who are, as of the date hereof, directors of BHRB. BHRB shall have delivered to SMMF on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(b) hereto from each such director of BHRB.
5.9.    Employee Benefit Plans.
(a)    During the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, BHRB shall provide to officers and employees of SMMF and its Subsidiaries, who at or after the Effective Time become employees of the Continuing Corporation or its Subsidiaries (“SMMF Continuing Employees”), while employed by BHRB or its Subsidiaries after the Effective Time, with base salaries and wages that, in each case, are no less than the base salaries and wages provided by SMMF or its Subsidiaries to such SMMF Continuing Employee immediately prior to the Effective Time.
(b)    During the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, BHRB shall provide each SMMF Continuing Employee, while employed by BHRB or its Subsidiaries after the Effective Time, with cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) provided to similarly situated employees of BHRB and its Subsidiaries; provided that BHRB may satisfy its obligation under this Section 5.9(b) by providing each such Continuing Employee with cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) provided by SMMF to each such SMMF Continuing Employees immediately prior to the Effective Time.
(c)    Subject in all events to the other provisions of this Section 5.9, for the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, following a joint determination of BHRB and SMMF prior to the Effective time and on a plan by plan basis, BHRB shall either: (i) provide to SMMF Continuing Employees, employee benefits under a Benefit Plan of BHRB or any Subsidiary of BHRB (individually, a “BHRB Benefit Plan” and collectively, the “BHRB Benefit Plans”) (with no break in coverage), on terms and conditions which are the same as the terms and conditions for similarly situated employees of the Continuing Corporation and its Subsidiaries; or (ii) maintain for the benefit of the SMMF Continuing Employees, one or more of the SMMF Benefit Plans maintained by SMMF immediately prior to the Effective Time; provided that the Continuing Corporation or its Subsidiaries may amend any Benefit Plan of SMMF or any Subsidiary of SMMF (individually, a “SMMF Benefit Plan” and collectively, the “SMMF Benefit Plans”) during such period to comply with any law or, so long as the benefits provided under the applicable SMMF Benefit Plan following such amendment are no less favorable to the covered SMMF Continuing Employees than benefits provided by BHRB to its similarly situated employees under any comparable BHRB Benefit Plans, as necessary and appropriate for other business reasons. Notwithstanding anything to the contrary herein, this Section 5.9(c) shall not apply to the ESOP (as defined in Section 5.9(i) below), which shall be terminated in accordance with Section 5.9(i).
(d)    For purposes of eligibility, participation and vesting (but not benefit accruals other than for paid time off as provided in Section 5.9(e) and severance under Section 5.9(f)) under the BHRB Benefit Plans, service with or credited or recognized by SMMF or any of its Subsidiaries under the corresponding SMMF Benefit Plan shall be treated as service with BHRB; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. To the extent permitted under applicable law, for any plan year during which SMMF Continuing Employees transition to the welfare BHRB Benefit Plans, BHRB shall use its best efforts to cause welfare BHRB Benefit Plans maintained by BHRB that cover the SMMF Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the SMMF Benefit Plans) and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the SMMF Continuing Employees under welfare SMMF Benefit Plans to be credited to such SMMF Continuing Employees under welfare BHRB Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such SMMF Continuing Employees under welfare BHRB Benefit Plans for such plan year (if any).
(e)    Beginning as of the first day of the calendar year after the Effective Time, BHRB and the Continuing Corporation shall recognize each SMMF Continuing Employee’s service (i) with SMMF prior to the Effective Time and (ii) with BHRB from the Effective Time to January 1, 2025, including accrued but unused vacation and sick leave carried over from prior calendar years, but unused as of January 1, 2025, up to a maximum limit, which limit shall be equal to the greater of (a) the maximum hours of carryover of accrued but unused hours permitted under BHRB’s then current policy and (b) 40 hours (all whether such carried over hours are for service for SMMF prior to the Effective Time or for service for BHRB during 2024, but still unused as of January 1, 2025) for purposes of calculating paid time off (“PTO”) under BHRB’s PTO policy or any successor policy of the Continuing Corporation or any of its Subsidiaries (the “BHRB PTO Policy”). For the calendar year including the Effective Time, a SMMF Continuing Employee shall be credited with accrued and unused vacation and sick leave under the SMMF PTO Policy, which SMMF PTO Policy shall be closed to new entry as of the Effective Time, but shall remain in effect as to all SMMF Continuing Employees as of the Effective Time through and including December 31, 2024, including to the extent applicable any  accrued but unused vacation and sick leave carried over from a prior calendar year pursuant to terms of the SMMF Policy.  Notwithstanding the foregoing, in no event shall any employee be credited with PTO or vacation or sick leave, as applicable, that will result in duplication of PTO or vacation or sick leave, as applicable, hours for the same period of service.
(f)    The Continuing Corporation shall maintain a severance plan (which may be BHRB’s existing severance plan) covering all full-time and part-time employees of SMMF and BHRB, compliant with ERISA, which provides the benefits described in this Section 5.9(f). Each full-time and part-time employee of SMMF or BHRB or any Subsidiary of SMMF or BHRB immediately prior to the Effective Time (other than any employee who is party to an employment agreement, severance agreement, retention agreement or change-in-control agreement that provides for severance benefits) whose employment is involuntarily terminated other than for “cause” by the Continuing Corporation or who terminates employment for “good reason,” in each case on or after the Effective Time but before the date that is twelve (12) months after the Effective Time, shall be entitled to receive severance pay equal to (i) two (2) weeks of pay continuation for each full year of continuous service with SMMF, BHRB, any Subsidiary of SMMF or BHRB and the Continuing Corporation (calculated in accordance with the existing BHRB severance plan), subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of pay continuation at his or her rate of pay in effect at the time of termination (or, if greater, the rate of pay in effect prior to any change in rate of pay that constitutes the grounds for “good reason”), provided such employee has signed and does not revoke a release and waiver of claims in favor of SMMF, BHRB, the Continuing Corporation and its successors, and any Subsidiaries and affiliates of each, in such form as acceptable to the Continuing Corporation. As used herein, “cause” shall mean termination due to unacceptable performance as determined by the Continuing Corporation or its Subsidiaries or due to the employee’s material violation of the policies of the Continuing Corporation and its Subsidiaries and any of their predecessors. As used herein, “good reason” shall mean, without an employee’s written consent, an employee’s pay as in effect immediately prior to the Effective Time is reduced on or after the Effective Time; provided that the employee gives the Continuing Corporation notice of his or her resignation no later than thirty (30) days following such employee’s receipt of written notice of such reduction, the Continuing Corporation does not cure such reduction within thirty (30) days following its receipt of such written notice, and the employee ceases employment within thirty (30) days following the expiration of such cure period. As used herein, “pay” shall mean an employee’s base salary or base wage rate, and “year of continuous service” shall mean each full twelve (12)-month period of service from the latest date of hire. Subject to applicable law, including Section 409A of the Code, the plan shall provide that any severance thereunder shall be paid in accordance with standard payroll practices of the Continuing Corporation, commencing on the first regularly scheduled payroll date that occurs at least five (5) business days after the date on which the release required hereunder becomes irrevocable; provided that the first installment will include a catch-up payment of amounts that would have otherwise been paid since the date of the employee’s termination. Such severance payments shall be in lieu of, not in addition to, any payment under severance pay plans that may be in effect at SMMF, BHRB or any Subsidiary of SMMF or BHRB prior to the Effective Time or the Continuing Corporation following the Effective Time.
(g)    Except to the extent addressed elsewhere in this Section 5.9 with respect to a SMMF Benefit Plan, at least ten (10) days (or such shorter period agreed to by the parties) prior to the Effective Time, SMMF shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by BHRB at least thirty (30) days (or such shorter period reasonably agreed to by the parties) prior to the Effective Time that may be necessary or appropriate, conditioned on the occurrence of the Effective Time  to cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any SMMF Benefit Plan for such period as may be reasonably requested by BHRB. In the event that BHRB shall request at least thirty (30) days (or such shorter period reasonably agreed to by the parties) prior to the Effective Time, termination, merger or cessation of accruals of benefits of an SMMF Benefit Plan not addressed elsewhere in this Section 5.9, SMMF agrees that SMMF shall not unreasonably withhold its consent to such request, and if SMMF shall consent, to take such actions as are reasonably required to carry out such termination, merger or freeze, as the case may be. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.9(g) shall be subject to BHRB’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.
(h)    With respect to the Summit Financial Group, Inc. Defined Contribution Plan (the “SMMF 401(k) Plan”), BHRB shall either maintain the SMMF 401(k) Plan at and after the Effective Time (and, at BHRB’s election, merge it into the Burke & Herbert Bank & Trust Company 401(k) Plan (the “BHRB 401(k) Plan”) following the Effective Time) or, alternatively, if requested by BHRB in accordance with Section 5.9(g), SMMF and SCB shall take such actions to cause such plan to be terminated in accordance with Section 5.9(g) and this Section 5.9(h). In the event BHRB requests such termination, SMMF and SCB shall take all actions necessary and proper to (i) terminate the SMMF 401(k) Plan effective on the day prior to the day that includes the Effective Time, contingent on the Closing and in accordance with applicable law, (ii) one hundred percent (100%) vest all accounts in the SMMF 401(k) Plan (to the extent not already vested) and (iii) contribute before the Effective Time or, to the extent not able to contribute before the Effective Time, properly accrue for, all employer contributions accrued prior to the termination of the SMMF 401(k) Plan. In such event, BHRB shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Effective Time, all employee and employer contributions to the terminated SMMF 401(k) Plan on behalf of each SMMF Continuing Employee in respect of all periods of service ending on or prior to the Effective Time. As soon as practicable following the Effective Time, with respect to the terminated SMMF 401(k) Plan, BHRB shall permit the SMMF Continuing Employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the terminated SMMF 401(k) Plan, if any, thereunder into the BHRB 401(k) Plan, BHRB shall timely amend the BHRB 401(k) Plan to allow such rollovers of notes and similar instruments reflecting outstanding loan balances if the BHRB 401(k) Plan does not currently accept such in kind assets as part of incoming rollovers. Each SMMF Continuing Employee shall be eligible to participate in the BHRB 401(k) Plan on or as soon as administratively practicable after the Effective Time if the SMMF 401(k) Plan is terminated prior to the Effective Time and such SMMF Continuing Employee either (A) was eligible to participate in the SMMF 401(k) Plan immediately before its termination, or (B) otherwise meets the eligibility and entry requirements for the BHRB 401(k) plan. Any other former employee of SMMF or any SMMF Subsidiary who is employed by BHRB or any BHRB Subsidiary after the Effective Time shall be eligible to be a participant in the BHRB 401(k) Plan upon complying with eligibility requirements of such plan, including eligibility and participation requirements applicable to re-hires. Service with or credited or recognized by SMMF or a SMMF Subsidiary with respect to the SMMF 401(k) Plan shall be treated in accordance with Section 5.9(d).
(i)    Prior to the Effective Time, SMMF and SCB shall amend the Summit Financial Group, Inc. Employee Stock Ownership Plan (“ESOP”) in a form of amendment subject to the reasonable prior approval of BHRB (the “ESOP Amendment”), pursuant to which (i) the ESOP shall be frozen as to eligibility and benefit accrual, and no employees will become participants in the ESOP and no contributions will be made to the ESOP on or after the Effective Time; (iv) all ESOP participant account balances to the extent they have not fully and finally forfeited shall fully vest as of the Effective Time; (v) the entire vested balance of the account of ESOP participants and beneficiaries of the ESOP will be distributable as soon as administratively practicable after the Effective Time, and (vi) the ESOP (but not the ESOP Trust) shall terminate effective as of the Effective Time.
(i)    SMMF and SCB shall take all actions necessary to comply with any participant voting requirements under Section 409(e) of the Code applicable to the ESOP in connection with the transactions contemplated by this Agreement.
(ii)    Prior to the termination of the ESOP, SMMF and SCB will (A) make a contribution to the ESOP (the “SMMF Final Year Contribution”) for the short plan year ending on the ESOP termination date in an amount mutually agreed to by BHRB and SMMF, which shall not exceed the average of SMMF’s annual contributions to the ESOP for the three (3) immediately preceding plan years; and (B) make an additional contribution to the ESOP such that, after the SMMF Final Year Contribution and such additional contribution, if any, all shares of qualifying employer securities held by the ESOP shall be released from any suspense account or encumbrance.
(iii)    Any shares released from the ESOP’s suspense account or other encumbrance by reason of the SMMF Final Year Contribution and the additional contribution pursuant to Section 5.9(i)(ii) above will be allocated to the accounts of eligible participants in accordance with the terms of the ESOP, ERISA and the Code.
(j)    The provisions of this Agreement, including this Section 5.9, are for the benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third-party beneficiary or otherwise, to any person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of SMMF or BHRB to amend, modify or terminate any such employee benefit plan.
5.10.    Reservation of Shares; Nasdaq Listing.
(a)    BHRB shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of the Continuing Corporation Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.
(b)    BHRB shall use all reasonable best efforts to cause the shares of the Continuing Corporation Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

5.11.    Indemnification; Insurance.
(a)    Following the Effective Time, the Continuing Corporation and its Subsidiaries, as the case may be, shall jointly and severally indemnify, defend and hold harmless, and advance expenses to any person who has rights to indemnification or advancement of expenses from SMMF or any of its Subsidiaries (an “Indemnified Party”) (in any capacity), to the same extent and on the same conditions as such person was entitled to indemnification or advancement of expenses pursuant to applicable law and SMMF’s Organizational Documents or any SMMF Subsidiary’s Organizational Documents, as the case may be, or any indemnification agreements to which an Indemnified Party is a party as in effect on the date of this Agreement, subject, in the case of advancement of expenses, to the Indemnified Party providing a written undertaking to repay such advancements as contemplated by Section 13.1-699(A) of the VSCA. Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation or its applicable Subsidiary shall direct, if any Indemnified Party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation or such Subsidiary and such Indemnified Party.
(b)    The Continuing Corporation shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (including fiduciary and cyber coverage) insurance maintained by SMMF from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed two-hundred and fifty percent (250%) of the amount of the last annual premium paid by SMMF for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, the Continuing Corporation would be required to expend more than two-hundred and fifty percent (250%) of current annual premiums, the Continuing Corporation will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to two-hundred and fifty percent (250%) of current annual premiums.
(c)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SMMF or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.
(d)    This covenant is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and legal representatives. The rights to indemnification and advancement of expenses and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.
(e)    If the Continuing Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Continuing Corporation will cause proper provision to be made so that the successors and assigns of the Continuing Corporation will expressly assume the obligations set forth in this Section 5.11. For the avoidance of doubt, to the extent required by any agreement previously entered into by SMMF in connection with a merger, acquisition or other business combination, the provisions of this Section 5.11 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by SMMF.
5.12.    Employment Arrangements.
(a)    The Continuing Corporation will, as of and after the Effective Time, assume and honor all employment, severance and change in control agreements or arrangements that SMMF and its Subsidiaries have with their current and former officers, directors and employees, as listed in Section 5.12(a) of SMMF’s Disclosure Letter, except to the extent (i) BHRB and the applicable employee or director have agreed to a replacement agreement on or after the date hereof but prior to the Effective Time or (ii) any such agreements or arrangements shall have been amended, terminated or superseded with BHRB’s consent after the date hereof but prior to the Effective Time.
(b)    As of the date hereof, BHRB has entered into employment agreements which will become effective as of the Effective Time, with the individuals named in Section 5.12(b) of BHRB’s Disclosure Letter.
(c)    BHRB shall be authorized to make retention bonus awards from a retention bonus pool of up to an amount set forth in Section 5.12(c) of BHRB’s Disclosure Letter. The retention bonus pool shall be dedicated to certain of BHRB’s, SMMF’s or their Subsidiaries’ employees (which may include executive officer employees) for purposes of retaining such employees through and, in some circumstances, after the Effective Time, with the participating employees and specific terms of such retention bonuses to be determined by the President and Chief Executive Officer of BHRB and the President and Chief Executive Officer of SMMF in consultation with each other.
(d)    No more than sixty (60) but at least forty-five (45) days prior to the Effective Time, SMMF shall provide BHRB with updated preliminary calculations called for in Section 3.3(o)(ix), including confirmation of the amount of the payments to be made to the applicable recipients thereunder and the calculations, supporting tax and other records, and valuation report or analysis, if any, in making its calculations. Final calculations confirming or updating such preliminary calculations shall be performed by BHRB’s outside accounting firm.
(e)    During the period commencing on the Effective Time and ending on the first anniversary thereof, BHRB shall maintain the bank owned life insurance policies of SMMF and its Subsidiaries and the related split dollar life insurance plans for the SMMF Continuing Employees who are participating thereunder, as in effect at the Effective Time.
(f)    The individuals listed on Section 5.12(f) of BHRB’s Disclosure Letter will be appointed to fill the positions identified on Section 5.12(f) of BHRB’s Disclosure Letter as of the Effective Time.
5.13.    Notice of Deadlines.
At least ninety (90) days prior to the Effective Time, SMMF shall provide BHRB with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which SMMF or any of its Subsidiaries is a party that are scheduled to terminate or expire within one (1) year from the Effective Time. For purposes of this Section 5.13 only, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $250,000 per year and/or has a termination fee.
5.14.    Consent to Assign and Use Leased Premises.
In Section 5.14 of its Disclosure Letter, SMMF has provided a list of all material leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.14 of its Disclosure Letter, SMMF and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of SMMF and each of its Subsidiaries to the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation and to permit the use and operation of the leased premises by the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation.
5.15.    Takeover Laws.
If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and its board of directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.16.    Change of Method.
BHRB and SMMF shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the SMMF Shareholders Meeting or the BHRB Shareholders Meeting), to change the method or structure of effecting the combination of BHRB and SMMF (including the provisions of ARTICLE 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio, (ii) adversely affect the tax treatment of BHRB or SMMF pursuant to this Agreement, (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner, or (iv) require the approval of either party’s shareholders under the VSCA or WVBCA, as applicable, unless such change is conditioned upon obtaining such approval. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.
5.17.    Shareholder Litigation.
Each of BHRB and SMMF shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by either party shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
5.18.    Section 16 Matters.
BHRB and SMMF agree that, to most effectively compensate and retain certain directors and officers of SMMF in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of SMMF not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of SMMF Common Stock in the Merger, and for that purpose agree to the provisions of this Section 5.18. SMMF shall deliver to BHRB, in a reasonably timely fashion prior to the Effective Time, accurate information regarding certain officers and directors of SMMF. Subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of BHRB and SMMF, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of SMMF) any dispositions of SMMF Common Stock by the directors and officers of SMMF, and (in the case of BHRB) any acquisitions of the Continuing Corporation Common Stock by any director or officer of SMMF who (if any), immediately following the Merger, will be an officer or director of the Continuing Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
5.19.    Assumption of Subordinated Notes and Trust Preferred Securities.
(a)    Upon the Effective Time, the Continuing Corporation shall assume the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of SMMF to be performed or observed. As used herein, the term “Subordinated Notes” shall mean the SMMF (i) 5.00% Fixed-to-Floating Rate Subordinated Notes due September 30, 2030 and (ii) 3.25% Fixed-to-Floating Rate Subordinated Notes due December 31, 2031.
(b)    Upon the Effective Time, BHRB, or a Subsidiary of BHRB, shall assume the performance and observance of the covenants and conditions to be performed by SMMF relating to the trust preferred securities of (i) SFG Capital Trust I, (ii) SFG Capital Trust II, and (iii) SFG Capital Trust III, each of the foregoing entities being a statutory business trust organized under the laws of the State of Delaware, including the execution and delivery of any supplemental indentures, guarantees and other instruments required to make such assumptions effective.

5.20.    Operations Center.
After the Effective Time, the Continuing Corporation shall locate a significant portion of the operations of the Continuing Bank in SMMF’s current headquarters in Moorefield, West Virginia.
5.21.    Community Foundation.
Prior to the Closing Date, BHRB shall use its reasonable best efforts to establish a new charitable foundation (the “Foundation”), focused on community support in the geographic areas served by the Continuing Bank and whose purpose will be to offer grant-making programs, including donor-advised funds, endowments, scholarships, field-of-interest funds, and giving circles. The initial members of the board of trustees of the Foundation will be selected by the Board of Directors of BHRB and the Board of Directors of SMMF prior to the Closing Date, with each respective Board of Directors entitled to select up to eight (8) initial members. Within three (3) business days of the Closing Date, the Continuing Corporation shall contribute to the Foundation an amount in cash equal to $5,000,000. The form and substance of the organizational documents of the Foundation shall be subject to SMMF’s prior written consent (which consent will not be unreasonably conditioned, withheld or delayed).
ARTICLE 6
CONDITIONS TO THE MERGER
6.1.    General Conditions.
The respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.
(a)    Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including, without limitation, the BHRB Shareholder Approval and the SMMF Shareholder Approval.
(b)    Regulatory Approvals. BHRB and SMMF shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, and all such Regulatory Approvals shall be in effect; provided, that no Regulatory Approval contains, shall have resulted in or would reasonably be expected to result in, the imposition of a Burdensome Condition.
(c)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.
(d)    Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii)  a Governmental Authority, that enjoins or prohibits or makes illegal the consummation of the Merger.
(e)    Nasdaq Listing. The shares of the Continuing Corporation Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
6.2.    Conditions to Obligations of BHRB.
The obligations of BHRB to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by BHRB pursuant to Section 8.3.
(a)    Representations and Warranties. The representations and warranties of SMMF set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Chief Executive Officer and Chief Financial Officer of SMMF to such effect.
(b)    Performance of Obligations. SMMF and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Chief Executive Officer and Chief Financial Officer of SMMF to such effect.
(c)    Federal Tax Opinion. BHRB shall have received a written opinion, dated the Closing Date, from its counsel, Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to BHRB, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BHRB and SMMF reasonably satisfactory in form and substance to such counsel.
(d)    SMMF Director Resignations. SMMF shall have received and accepted the SMMF Director Resignations, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Corporate Secretary of SMMF to such effect.
6.3.    Conditions to Obligations of SMMF.
The obligations of SMMF to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by SMMF pursuant to Section 8.3.
(a)    Representations and Warranties. The representations and warranties of BHRB set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Chief Executive Officer and Chief Financial Officer of BHRB to such effect.
(b)    Performance of Obligations. BHRB and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Chief Executive Officer and Chief Financial Officer of BHRB to such effect.
(c)    Federal Tax Opinion. SMMF shall have received a written opinion, dated the Closing Date, from its counsel, Bowles Rice LLP, in form and substance reasonably satisfactory to SMMF, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BHRB and SMMF reasonably satisfactory in form and substance to such counsel.
(d)    BHRB Director Resignations. BHRB shall have received and accepted the BHRB Director Resignations, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Corporate Secretary of BHRB to such effect.
ARTICLE 7
TERMINATION
7.1.    Termination.
This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the BHRB Shareholder Approval or the SMMF Shareholder Approval, as provided below:
(a)    Mutual Consent. By the mutual consent in writing of BHRB and SMMF;

(b)    Closing Delay. By either BHRB or SMMF, evidenced by written notice, if the Merger has not been consummated by August 31, 2024, or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has been the cause of or resulted in the failure of the Merger to occur on or before such date;
(c)    Regulatory Approval Denied or Burdensome Condition. By either BHRB or SMMF in the event (i)  any Regulatory Approval required to be obtained pursuant to Section 6.1(b) has been denied by the relevant Governmental Authority and such denial has become final and nonappealable, (ii) the relevant Governmental Authority shall have requested in writing that BHRB, SMMF or any of their respective Subsidiaries withdraw (other than for technical reasons), and not be permitted to resubmit within one hundred twenty (120) days, any application with respect to a Regulatory Approval, (iii)  any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, unless in the case of each of (i), (ii) and (iii), as applicable, the denial of such Regulatory Approval shall be due to, or materially contributed to by, the fault of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth in this Agreement, or (iv) any Regulatory Approval includes a Burdensome Condition; provided, that a party may only terminate this Agreement pursuant to this Section 7.1(c)(iv) if such party shall have used its reasonable best efforts until the earlier of (A) sixty (60) days following the grant of such Regulatory Approval containing a Burdensome Condition, or (B) the date set forth in Section 7.1(b) of this Agreement, to cause the terms and/or conditions of such Regulatory Approval containing such Burdensome Condition to be deleted or removed;
(d)    Breach of Representation or Warranty. By either BHRB or SMMF (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of BHRB and Section 6.3(a) in the case of SMMF;
(e)    Breach of Covenant or Agreement. By either BHRB or SMMF (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(b) in the case of BHRB and Section 6.3(b) in the case of SMMF;
(f)    SMMF Solicitation and Recommendation Matters; SMMF Shareholders Meeting Failure. By BHRB, at any time prior to the SMMF Shareholder Approval, (i) if SMMF has failed to make the SMMF Board Recommendation, (ii) upon a Change in SMMF Recommendation or upon SMMF’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii)  if SMMF has failed to comply in all material respects with its obligations under Section 5.3(b) and Section 5.5;
(g)    No SMMF Shareholder Approval. By either BHRB or SMMF, if the SMMF Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the SMMF Shareholders Meeting;
(h)    BHRB Solicitation and Recommendation Matters; BHRB Shareholders Meeting Failure. By SMMF, at any time prior to the BHRB Shareholder Approval, (i) if BHRB has failed to make the BHRB Board Recommendation, (ii) upon a Change in BHRB Recommendation or upon BHRB’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if BHRB has failed to comply in all material respects with its obligations under Section 5.3(a) and Section 5.5;

(i)    No BHRB Shareholder Approval. By either BHRB or SMMF, if the BHRB Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the BHRB Shareholders Meeting;
(j)    BHRB Superior Proposal. By BHRB if the Board of Directors of BHRB determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that BHRB pays to SMMF the Termination Fee simultaneously with such termination pursuant to Section 7.4(d); or
(k)    SMMF Superior Proposal. By SMMF if the Board of Directors of SMMF determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that SMMF pays to BHRB the Termination Fee simultaneously with such termination pursuant to Section 7.4(b).
7.2.    Effect of Termination.
In the event of termination of this Agreement by either party as provided in Section 7.1, none of BHRB, SMMF, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, Section 7.1, Section 7.2, Section 7.4, Section 7.5 and ARTICLE 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
7.3.    Non-Survival of Representations, Warranties and Covenants.
None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement and the Affiliate Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.9, Section 5.11 and Section 5.12 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.
7.4.    Termination Fee.
(a)    In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to SMMF shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of SMMF, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to SMMF after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by SMMF or BHRB pursuant to Section 7.1(b) (if the SMMF Shareholder Approval has not theretofore been obtained), (B) by BHRB pursuant to Section 7.1(d) or Section 7.1(e), or (C) by SMMF or BHRB pursuant to Section 7.1(g) and (iii) prior to the date that is twelve (12) months after the date of such termination SMMF enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then SMMF shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay BHRB a fee equal to $14,860,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account designated by BHRB.
(b)    In the event this Agreement is terminated by BHRB pursuant to Section 7.1(f) or by SMMF pursuant to Section 7.1(k), then SMMF shall, on the date of termination, pay BHRB the Termination Fee by wire transfer of immediately available funds to the account designated by BHRB.
(c)    In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to BHRB shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BHRB, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BHRB after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by BHRB or SMMF pursuant to Section 7.1(b) (if the BHRB Shareholder Approval have not theretofore been obtained), (B) by SMMF pursuant to Section 7.1(d) or Section 7.1(e), or (C) by SMMF or BHRB pursuant to Section 7.1(i) and (iii) prior to the date that is twelve (12) months after the date of such termination BHRB enters into a definitive agreement or consummates a transaction with respect to an Acquisition

Proposal (whether or not the same Acquisition Proposal as that referred to above), then BHRB shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay SMMF the Termination Fee by wire transfer of immediately available funds to the account designated by SMMF.
(d)    In the event this Agreement is terminated by SMMF pursuant to Section 7.1(h) or by BHRB pursuant to Section 7.1(j), then BHRB shall, on the date of termination, pay SMMF the Termination Fee by wire transfer of immediately available funds to the account designated by SMMF.
(e)    Each of BHRB and SMMF acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BHRB and SMMF, respectively, would not enter into this Agreement. Accordingly, if BHRB or SMMF, as applicable, fails promptly to pay the amount due pursuant to this Section 7.4, and, in order to obtain such payment, BHRB or SMMF, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.4, BHRB or SMMF, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.
(f)    Notwithstanding anything to the contrary in this Agreement, without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 7.1, excluding additional enforcement expenses as required in Section 7.4(e), the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither party shall be obligated to pay the Termination Fee on more than one occasion.
7.5.    Expenses.
(a)    Except as otherwise expressly provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by BHRB and SMMF.
ARTICLE 8
GENERAL PROVISIONS
8.1.    Entire Agreement.
This Agreement, including the Disclosure Letters of each party and the exhibits hereto, and the Confidentiality Agreement contain the entire agreement between BHRB and SMMF with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.
8.2.    Binding Effect; No Third-Party Rights.
This Agreement shall bind BHRB and SMMF and their respective successors and assigns. Other than Sections 5.9, 5.11 and 5.12 and for the rights of SMMF’s shareholders arising after the Effective Time under ARTICLE 2, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement, including the right to rely on the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.3.    Waiver and Amendment.
Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, except to the extent restricted by applicable law, including any Regulatory Approvals.
8.4.    Governing Law.
This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the City of Alexandria within the Commonwealth of Virginia.
8.5.    Notices.
All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or delivered by e-mail (with confirmation); (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.
If to BHRB:
David P. Boyle
Chair and Chief Executive Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, Virginia 22314
Telephone: (703) 549-6600
E-mail: dboyle@burkeandherbertbank.com
with a copy to:
Gregory F. Parisi, Esq.
Troutman Pepper Hamilton Sanders LLP
401 9th Street, NW
Suite 1000
Washington, DC 20004
Telephone: (202) 274-1933
E-mail: gregory.parisi@troutman.com
If to SMMF:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836
Telephone: (304) 530-1000
E-mail: cmaddy@summitfgi.com

with a copy to:
Sandra M. Murphy, Esq.
Bowles Rice LLP
600 Quarrier Street
Charleston, West Virginia 25301
Telephone: (304) 347-1131
E-mail: smurphy@bowlesrice.com
8.6.    Counterparts.
This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.
8.7.    Waiver of Jury Trial.
Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.
8.8.    Confidential Supervisory Information.
Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 261.2 and as discussed in 12 C.F.R. Section 309.6) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
8.9.    Specific Performance.
The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
8.10.    Severability.
In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:	/s/ David P. Boyle
David P. Boyle
Chair and Chief Executive Officer

SUMMIT COMMUNITY BANK, INC.

By:	/s/ H. Charles Maddy, III
H. Charles Maddy, III
Vice Chairman, President and
Chief Executive Officer
[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT 1.1
To the Agreement and
Plan of Reorganization
PLAN OF MERGER
BETWEEN
BURKE & HERBERT FINANCIAL SERVICES CORP.
AND
SUMMIT FINANCIAL GROUP, INC.
Pursuant to this Plan of Merger (“Plan of Merger”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), shall merge with and into BURKE & HERBERT FINANCIAL SERVICES GROUP, a Virginia corporation (“BHRB”).
ARTICLE 1
Terms of the Merger
Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 24, 2023, between BHRB and SMMF (the “Agreement”), at the Effective Time (as defined herein), SMMF shall be merged with and into BHRB (the “Merger”) in accordance with the provisions of Virginia law and West Virginia law, and with the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”) and Section 31D-11-1107 of the West Virginia Business Corporation Act, as amended (the “WVBCA”). The separate corporate existence of SMMF thereupon shall cease, and BHRB shall be the surviving corporation in the Merger (BHRB is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2(a) of the Agreement (the “Effective Time”). Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of SMMF, and all of the debts, liabilities, obligations, claims, restrictions and duties of SMMF shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.
ARTICLE 2
Merger Consideration; Exchange Procedures
2.1    Conversion of Shares.
At the Effective Time, by virtue of the Merger and without any action on the part of BHRB or SMMF, or their respective shareholders:
(a)    Subject to Section 2.1(e), each share of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.
(b)    Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.5043 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).
(c)    All shares of SMMF Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d)    Each certificate previously representing shares of SMMF Common Stock (a “SMMF Common Certificate”) and the non-certificated shares of SMMF Common Stock (the “SMMF Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of SMMF Common Stock (i) the Merger Consideration upon the surrender of such SMMF Common Certificate or SMMF Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.
(e)    Each share of SMMF Common Stock held by either party and each share of BHRB Common Stock held by SMMF or any of SMMF’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BHRB Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.
2.2    Exchange Procedures.
(a)    On or before the Closing Date (as defined in the Agreement), BHRB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BHRB and reasonably acceptable to SMMF (in such capacity, the “Exchange Agent”), for the benefit of the holders of the SMMF Common Certificates and SMMF Book-Entry Shares, at the election of BHRB, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this ARTICLE 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for SMMF Common Certificates and SMMF Book-Entry Shares.
(b)    As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of SMMF Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s SMMF Common Certificates or SMMF Book-Entry Shares for the Merger Consideration.
(c)    The Continuing Corporation shall cause the Merger Consideration into which shares of SMMF Common Stock are converted at the Effective Time, and dividends or distributions that a SMMF shareholder shall be entitled to receive, to be issued and paid to such SMMF shareholder upon proper surrender to the Exchange Agent of SMMF Common Certificates and SMMF Book-Entry Shares representing such shares of SMMF Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.
(d)    Any SMMF shareholder whose SMMF Common Certificates or SMMF Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s respective standard policies (including the requirement that the shareholder furnish a surety bond or other customary indemnity).
(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of SMMF for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of SMMF who have not complied with this ARTICLE 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of SMMF Common Stock such shareholder holds as determined pursuant to this Plan of Merger, without any interest thereon.
(f)    None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BHRB or SMMF, respectively, or the Continuing Corporation shall be liable to any shareholder of SMMF for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3    SMMF Equity-Based Awards. (a)    At the Effective Time, each stock appreciation right under a stock appreciation agreement under an equity or equity-based compensation plan of SMMF in effect immediately prior to the Effective Time and that may be settled in SMMF Common Stock, whether vested or unvested or exercised but unsettled (a “SMMF SAR) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a stock appreciation right (each, a “Replacement SAR”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF SAR, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement SAR shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF SAR, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Continuing Corporation Common Stock for purposes of each Replacement SAR shall equal (y) the base price of SMMF Common Stock subject to such SMMF SAR divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each SMMF SAR shall be treated in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code.
(b)    At the Effective Time, each restricted stock unit award granted under a SMMF Stock Plan that is outstanding and unsettled (a “SMMF RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF RSU Award, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement RSU shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF RSU, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares.
(c)    At or prior to the Effective Time, the Board of Directors of SMMF or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BHRB) and take any actions (after consultation with BHRB) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BHRB) to each holder of a SMMF SAR or SMMF RSU Award of the treatment of such award pursuant to this Section 2.3.
BHRB, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement SARs and Replacement RSUs, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement SAR or Replacement RSU.  As soon as practicable following the Effective Time, the Continuing Corporation shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement SARs and Replacement RSUs, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement SARs and Replacement RSUs remain outstanding.
2.4    No Fractional Shares.
Each holder of shares of SMMF Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BHRB Common Stock as reported on The Nasdaq Stock Market LLC (“Nasdaq”) for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.
2.5    Anti-Dilution.
In the event BHRB changes (or establishes a record date for changing) the number of shares of BHRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, reorganization or other similar change in capitalization, or there is an extraordinary dividend or distribution, appropriate and proportional adjustments will be made to the Exchange Ratio to give holders of SMMF Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing contained in this Section will be construed to permit BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
2.6    Dividends.
No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any SMMF Common Certificate or SMMF Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the SMMF Common Certificate or SMMF Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).
2.7    Withholding Rights.
Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Plan of Merger to any person, such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.
2.8    No Appraisal Rights.
In accordance with Section 31D-13-1302(b)(1)(A) of the WVBCA, no appraisal rights shall be available to the holders of SMMF Common Stock or SMMF Series 2021 Preferred Shares in connection with the Merger or the other transactions contemplated by the Agreement.
ARTICLE 3
Articles of Incorporation and Bylaws of BHRB
The Articles of Incorporation of BHRB as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BHRB as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(b) to the Agreement, shall be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.
ARTICLE 4
Conditions Precedent
The obligations of BHRB and SMMF to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.
[remainder of page intentionally blank]

EXHIBIT 1.3(a)
To the Agreement and
Plan of Reorganization
FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER
BETWEEN
BURKE & HERBERT BANK & TRUST COMPANY
AND
SUMMIT COMMUNITY BANK, INC.
This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Merger Agreement”), dated __________, 2023, is between BURKE & HERBERT BANK & TRUST COMPANY, a Virginia chartered commercial bank (“B&H Bank”), and SUMMIT COMMUNITY BANK, INC., a West Virginia chartered commercial bank (“SCB”).
ARTICLE 1
Terms of the Merger
1.1    The Merger.
Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 24, 2023 (the “Agreement”), between Burke & Herbert Financial Services Group, Inc. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”), at the Subsidiary Merger Effective Time (as defined herein), SCB shall be merged with and into B&H Bank (the “Subsidiary Merger”) in accordance with the applicable provisions of Virginia Stock Corporation Act, as amended (the “VSCA”), Title 6.2 of the Code of Virginia, as amended, the West Virginia Business Corporation Act, as amended (the “WVBCA”), the State Banking Code of West Virginia, as amended, and the rules and regulations promulgated thereunder, respectively. B&H Bank shall be the surviving Virginia chartered commercial bank in the Subsidiary Merger (B&H Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Subsidiary Merger shall become effective on such date and time as specified in ARTICLE 6 hereof (the “Subsidiary Merger Effective Time”). Each party to this Subsidiary Merger Agreement agrees to treat the Subsidiary Merger for all income tax purposes as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended and hereby adopts this Subsidiary Merger Agreement as a result of execution hereof as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties shall file a tax return or take any position with any taxing authority that is inconsistent with the tax treatment described in the preceding sentence.
1.2    Articles of Incorporation; Bylaws.
The Articles of Incorporation of B&H Bank in effect immediately prior to the consummation of the Subsidiary Merger shall continue to remain in effect following the Subsidiary Merger Effective Time until otherwise amended. The Bylaws of B&H Bank in effect immediately prior to the consummation of the Subsidiary Merger, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(c) to the Agreement, shall continue to remain in effect following the Subsidiary Merger Effective Time until otherwise amended.
1.3    Conversion of Shares.
Each share of common stock of B&H Bank issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of SCB shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.
1.4    Assets and Liabilities.
All assets of SCB as they exist at the Subsidiary Merger Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Subsidiary Merger Effective Time.
1.5    Offices; Business of the Continuing Bank.
(a)    The main office of the Continuing Bank shall be the main office of B&H Bank immediately prior to the Subsidiary Merger Effective Time. The business of the Continuing Bank shall be conducted at such main office, at all duly authorized and operating branches of B&H Bank and SCB as of the Subsidiary Merger Effective Time, and at all other offices and facilities of B&H Bank and SCB established as of the Subsidiary Merger Effective Time.
(b)    At the Subsidiary Merger Effective Time, the Continuing Bank shall be considered the same business and corporate entity as B&H Bank and SCB with all the rights, powers and duties of each of B&H Bank and SCB.
ARTICLE 2
Board of Directors
Prior to the Subsidiary Merger Effective Time, B&H Bank shall take all actions necessary to adopt the amendments to the Bylaws of B&H Bank substantially in the form set forth on Exhibit 1.4(c) to the Agreement, effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, BHRB, as the sole shareholder of B&H Bank, and the B&H Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of at least eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, and (i) at least eight (8) current SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time.
No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time. Following the Subsidiary Merger Effective Time, the directors and officers of the Continuing Bank shall be as set forth in Exhibit 1.4(c) the Agreement, with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.
ARTICLE 3
Effective on Shares of Capital Stock
3.1    B&H Bank.
Each share of B&H Bank common stock issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall be unaffected by the Subsidiary Merger and shall remain issued and outstanding. No additional shares of B&H Bank common stock will be issued pursuant to the Agreement. The authorized capital stock of the Continuing Bank shall consist of 20,000,000 shares of B&H Bank capital stock immediately following the Subsidiary Merger Effective Time.
3.2    SCB.
At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action on the part of any holder of any capital stock of SCB, each share of SCB capital stock issued and outstanding prior to the Subsidiary Merger shall be automatically cancelled and no cash, new shares of capital stock, or other property shall be delivered in exchange therefor. At and after the Subsidiary Merger Effective Time, certificates evidencing shares of SCB capital stock shall not evidence any interest in SCB or the Continuing Bank. The stock transfer book of SCB shall be closed as of the Subsidiary Merger Effective Time and, thereafter, no transfer of any shares of SCB capital stock shall be recorded therein.

ARTICLE 4
Conditions Precedent
The obligations of B&H Bank and SCB to effect the Subsidiary Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of SMMF with and into BHRB in accordance with the Agreement.
ARTICLE 5
Termination
This Subsidiary Merger Agreement may be terminated at any time prior to the Subsidiary Merger Effective Time by the parties hereto.
ARTICLE 6
Board and Shareholder Approvals; Effectiveness
This Subsidiary Merger Agreement has been authorized and approved by the respective boards of directors of B&H Bank and SCB, by BHRB as the sole shareholder of B&H Bank and by SMMF as the sole shareholder of SCB. Subject to applicable law, the Subsidiary Merger shall become effective at the later of: (i) the issuance by the Virginia State Corporation Commission (the “VSCC”) of a certificate of merger relating to the Subsidiary Merger; (ii) the issuance by the West Virginia Secretary of State (“WVSOS”) of a certificate of merger relating to the Subsidiary Merger; and (iii) the time set forth in the articles of merger relating to the Subsidiary Merger filed with the VSCC and the WVSOS or such other time and date as shall be provided by law and agreed to by the parties hereto (such date and time being herein referred to as the “Subsidiary Merger Effective Time”); provided, however, that in no event shall the Subsidiary Merger Effective Time be earlier than, or at the same time as, the effective time of the merger of SMMF with and into BHRB.
[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BURKE & HERBERT BANK & TRUST COMPANY

By:
David P. Boyle
President and Chief Executive Officer

SUMMIT COMMUNITY BANK, INC.

By:
H. Charles Maddy, III
Chairman and Chief Executive Officer

EXHIBIT 1.4(b)
To the Agreement and
Plan of Reorganization
Form of Bylaw Amendments to Bylaws of the Continuing Corporation
Article III, Section 2 of the Bylaws of the Continuing Corporation shall be amended and restated as set forth below.
2.    Number and Tenure. Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be fixed at sixteen (16) Directors, of which eight (8) shall be current members of the Board of Directors of the Corporation prior to the Effective Time, and eight (8) shall be current members of the Board of Directors of Summit Financial Group, Inc. (“SMMF”) prior to the Effective Time. For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of August 24, 2023, between the Corporation and SMMF, as the same may be amended from time to time (the “Merger Agreement”).
At the first two annual meetings of shareholders following the Effective Time, the Corporation shall nominate and recommend each BHRB Continuing Director and each SMMF Continuing Director for reelection to the Board of Directors, and the Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors that its shareholders vote to reelect each BHRB Continuing Director and each SMMF Continuing Director to the Board of Directors.
From and after the Effective Time until the date that is two years after the date of the next annual meeting, no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors and the Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Corporation (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a BHRB Continuing Director, not less than a majority of the BHRB Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a SMMF Continuing Director, not less than a majority of the SMMF Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. Notwithstanding the foregoing, any appointment, nomination, and recommendation pursuant to this Article III, Section 2 shall be made in accordance with the Corporation’s corporate governance guidelines, applicable law and the rules of The Nasdaq Stock Market, LLC (or other national securities exchange on which the Corporation’s securities are listed).
For purposes of this Article III, Section 2, the terms “BHRB Continuing Directors” and “SMMF Continuing Directors” shall mean, respectively, the initial directors of BHRB and SMMF who were selected to be directors of the Corporation by BHRB or SMMF, as applicable, as of the Effective Time, pursuant to Section 1.4(b) of the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to this Article III, Section 2.

EXHIBIT 1.4(c)
To the Agreement and
Plan of Reorganization
Form of Bylaw Amendments to Bylaws of the Continuing Bank
Article III, Section 2 of the Bylaws of the Continuing Bank shall be amended and restated as set forth below.
2.    Number and Tenure. Effective as of the Subsidiary Merger Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Continuing Bank shall be fixed at sixteen (16) Directors, of which eight (8) shall be current members of the Board of Directors of Burke & Herbert Bank & Trust Company (“B&H Bank”) prior to the Subsidiary Merger Effective Time, and eight (8) shall be current members of the Board of Directors of Summit Community Bank, Inc. (“SCB”) prior to the Subsidiary Merger Effective Time. For the purposes of these Bylaws, the terms “Subsidiary Merger Effective Time” and “Continuing Bank” shall have the same meanings as defined in the Agreement and Plan of Reorganization, dated as of August 24, 2023, between Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”), as the same may be amended from time to time (the “Merger Agreement”).
At the first two annual meetings of shareholders following the Subsidiary Merger Effective Time, the Board of Directors of the Continuing Bank and BHRB, as the sole shareholder of the Continuing Bank, shall nominate and reelect, respectively, each B&H Bank Continuing Director and each SCB Continuing Director to the Board of Directors of the Continuing Bank, and the Continuing Bank’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of the Continuing Bank that BHRB, as the sole shareholder of the Continuing Bank, vote to reelect each B&H Bank Continuing Director and each SCB Continuing Director to the Board of Directors of the Continuing Bank.
From and after the Subsidiary Merger Effective Time until the date that is two years after the date of the next annual meeting, no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors and the Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Continuing Bank (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a B&H Bank Continuing Director, not less than a majority of the B&H Bank Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a SCB Continuing Director, not less than a majority of the SCB Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. Notwithstanding the foregoing, any appointment, nomination, and recommendation pursuant to this Article III, Section 2 shall be made in accordance with the Continuing Bank’s corporate governance guidelines, applicable law and the rules of The Nasdaq Stock Market, LLC (or other national securities exchange on which securities of BHRB, as the sole shareholder of the Continuing Bank, are listed).
For purposes of this Article III, Section 2, the terms “B&H Bank Continuing Directors” and “SCB Continuing Directors” shall mean, respectively, the initial directors of B&H Bank and SCB who were selected to be directors of the Continuing Bank by B&H Bank or SCB, as applicable, as of the Subsidiary Merger Effective Time, pursuant to Section 1.4(c) of the Merger Agreement, and any directors of the Continuing Bank who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to this Article III, Section 2.

EXHIBIT 5.8(a)
To the Agreement and
Plan of Reorganization
FORM OF SMMF AFFILIATE AGREEMENT
THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of SMMF (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).
WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger, a form of which is attached as an exhibit thereto (together, the “Merger Agreement”);
WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of SMMF Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and
WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.
NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
1.    Agreement to Vote.
During the term of this Agreement and at such time as SMMF conducts the SMMF Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the SMMF Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SMMF under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.
2.    Covenants of Shareholder.
Shareholder covenants and agrees as follows:
(a)    Ownership. Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares, (ii) shares of SMMF Common Stock subject to outstanding SMMF RSU Awards and SMMF SARs (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of SMMF Common Stock or rights to acquire shares of SMMF Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)    Restrictions on Transfer and Dispositions. Except as permitted by Section 2(e), during the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.
(c)    Authority. Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.
(d)    No Breach. None of the execution and delivery of this Agreement nor the performance of Shareholder’s obligations contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.
(e)    No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BHRB in an attachment to this Agreement.
(f)    Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
(g)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.
(h)    No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.
(i)    Statements. Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of SMMF should not support the Merger.
3.    No Prior Proxies.
Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.
4.    Certain Events.
Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of SMMF affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of SMMF issued to or acquired by Shareholder.
5.    Capacity; Obligation to Vote.
(a)    Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of SMMF is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of SMMF, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of SMMF. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of SMMF, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.
(b)    The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BHRB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement or (ii) SMMF is otherwise entitled to terminate the Merger Agreement.
6.    Resignation of Director.
In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of SMMF and SCB, as applicable, and to deliver a letter of resignation to SMMF and SCB, in each case in the form reasonably requested by SMMF and effective as of the Effective Time.
7.    Term; Termination.
The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.
8.    [Intentionally omitted.]
9.    Specific Performance.
The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.
10.    Banking Relationships.
Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with SCB such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with SMMF and SCB, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with SMMF and SCB prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder.
11.    Amendments.
This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.
12.    Governing Law.
This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.
13.    Notices.
All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of SMMF.
14.    Benefit of Agreement; Assignment.
(a)    This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.
(b)    The parties hereto agree and designate SCB as a third-party beneficiary of the terms set forth in Section 10 of this Agreement, with SCB having the right to enforce the terms thereof.
15.    Counterparts.
This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.
16.    Severability.
In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
[signatures on following page]

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares:
Number of Shares Underlying SMMF SARs:

Number of Shares Underlying SMMF RSU Awards:

EXHIBIT 5.8(b)
To the Agreement and
Plan of Reorganization
FORM OF BHRB AFFILIATE AGREEMENT
THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of BHRB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).
WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger (together, the “Merger Agreement”);
WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BHRB Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and
WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.
NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
1.    Agreement to Vote.
During the term of this Agreement and at such time as BHRB conducts the BHRB Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BHRB Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BHRB under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.
2.    Covenants of Shareholder.
The Shareholder covenants and agrees as follows:
(a)    Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares and (ii) shares of BHRB Common Stock subject to outstanding restricted stock unit awards issued under a BHRB Stock Plan (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of BHRB Common Stock or rights to acquire shares of BHRB Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)    Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.
(c)    Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.
(d)    No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.
(e)    No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to SMMF in an attachment to this Agreement.
(f)    Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
(g)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.
(h)    No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.
(i)    Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BHRB should not support the Merger.
3.    No Prior Proxies.
The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.
4.    Certain Events.
The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BHRB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BHRB issued to or acquired by Shareholder.
5.    Capacity; Obligation to Vote.
(a)    Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BHRB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BHRB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BHRB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BHRB, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.
(b)    The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) SMMF is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BHRB is otherwise entitled to terminate the Merger Agreement.
6.    Resignation of Director.
In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of BHRB and B&H Bank, and to deliver a letter of resignation to BHRB and B&H Bank, in each case in the form reasonably requested by BHRB and effective as of the Effective Time.
7.    Term; Termination.
The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.
8.    Stop Transfer Order.
In furtherance of this Agreement, Shareholder hereby authorizes and instructs BHRB to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7 hereof.
9.    Specific Performance.
The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

10.    Banking Relationships.
Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with B&H Bank such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with BHRB and B&H Bank, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with BHRB and B&H Bank prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder
11.    Amendments.
This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.
12.    Governing Law.
This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.
13.    Notices.
All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BHRB.
14.    Benefit of Agreement; Assignment.
(a)    This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.
(b)    The parties hereto agree and designate B&H Bank as a third-party beneficiary of this Agreement, with B&H Bank having the right to enforce the terms hereof.
15.    Counterparts.
This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.
16.    Severability.
In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
[signatures on following page]

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

Number of Shares Underlying BHRB RSU Awards:

ANNEX B
Opinion of Keefe, Bruyette & Woods, Inc.

August 24, 2023
The Board of Directors
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Burke & Herbert Financial Services Corp. (“Burke & Herbert”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Summit Financial Group, Inc. (“Summit”) with and into Burke & Herbert, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) to be entered into by and between Burke & Herbert and Summit. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Burke & Herbert or Summit, or their respective shareholders, each share of common stock, par value $2.50 per share, of Summit (“Summit Common Stock”) that is issued and outstanding immediately before the Effective Time will be converted into and exchanged for the right to receive 0.5043 of a share of common stock, par value $0.50 per share, of Burke & Herbert (“Burke & Herbert Common Stock”). The ratio of 0.5043 of a share of Burke & Herbert Common Stock for one share of Summit Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, at the Effective Time or as soon thereafter as reasonably practicable, Summit Community Bank, Inc., a wholly-owned subsidiary of Summit, will be merged with and into Burke & Herbert Bank & Trust Company, a wholly-owned subsidiary of Burke & Herbert (the “Bank Merger”), pursuant to a separate agreement and plan of merger.
KBW has acted as financial advisor to Burke & Herbert and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between each of Burke & Herbert and Summit and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Burke & Herbert and Summit. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Burke & Herbert or Summit for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Burke & Herbert (the “Board”) in rendering this opinion and will receive a fee from Burke & Herbert for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Burke & Herbert has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Burke & Herbert. In the past two years, KBW has not provided investment banking or financial advisory services to Summit. We may in the future provide investment banking and financial advisory services to Burke & Herbert or Summit and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Burke & Herbert and Summit and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement dated as of August 24, 2023; (ii) the audited financial statements for the three fiscal years ended December 31, 2022 of Burke & Herbert (contained in the Registration Statement on Form 10 filed by Burke & Herbert with the Securities and Exchange Commission on

April 21, 2023); (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023 of Burke & Herbert; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of Summit; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023 of Summit; (vi) certain regulatory filings of Burke & Herbert and Summit and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three year period ended December 31, 2022 as well as the quarters ended March 31, 2023 and June 30, 2023; (vii) certain other interim reports and other communications of Burke & Herbert and Summit to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Burke & Herbert and Summit furnished to us by Burke & Herbert and Summit or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Burke & Herbert and Summit; (ii) the assets and liabilities of Burke & Herbert and Summit; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Burke & Herbert and Summit with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Summit, as well as certain adjustments thereto and assumed longterm growth rates for Summit provided to us by Burke & Herbert management, all of which information was discussed with us by Burke & Herbert management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of Burke & Herbert that were prepared by Burke & Herbert management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Burke & Herbert management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Burke & Herbert and Summit regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon Burke & Herbert management as to the reasonableness and, as applicable, the achievability of the publicly available consensus “street estimates” of Summit, the adjustments thereto, the assumed long-term growth rates for Summit, the financial and operating forecasts and projections of Burke & Herbert, and the estimates regarding certain pro forma financial effects of the Merger on Burke & Herbert (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Summit referred to above that such estimates are consistent with, the best currently available estimates and judgments of Burke & Herbert management and that the forecasts, projections and estimates reflected in such information (as adjusted by Burke & Herbert management in the case of the publicly available consensus “street estimates” of Summit) will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of Burke & Herbert and Summit that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Summit, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of Burke & Herbert and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Burke & Herbert or Summit since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Burke & Herbert and Summit are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Burke & Herbert or Summit, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Burke & Herbert or Summit under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Burke & Herbert and Summit of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Burke & Herbert and Summit, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Summit Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Burke & Herbert, Summit or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Burke & Herbert that Burke & Herbert has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Burke & Herbert, Summit, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Burke & Herbert. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock and other securities of Summit in the Merger, any consequences of the Merger or any related transaction to Burke & Herbert, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention bonus, charitable, consulting, affiliate, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Burke & Herbert to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Burke & Herbert or the Board, (iii) any business, operational or other plans with respect to Summit or the pro forma entity that may be currently contemplated by Burke & Herbert or the Board or that may be implemented by Burke & Herbert or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Burke & Herbert’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Burke & Herbert Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Burke & Herbert, Summit or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Burke & Herbert Common Stock or shares of newly created preferred stock of Burke & Herbert to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Burke & Herbert Common Stock or Summit Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Burke & Herbert Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Burke & Herbert, Summit, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Burke & Herbert Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Burke & Herbert.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

ANNEX C
Opinion of D.A. Davidson & Co.

August 24, 2023
Board of Directors
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836
Members of the Board:
We understand that Summit Financial Group, Inc., a West Virginia corporation (“SMMF”), and its wholly-owned subsidiary Summit Community Bank, Inc. propose to enter into an Agreement and Plan of Reorganization (the “Agreement”) with Burke & Herbert Financial Services Corp., a Virginia corporation (“BHRB”), and its wholly-owned subsidiary Burke & Herbert Bank & Trust Company, pursuant to which, among other things, SMMF will merge with and into BHRB, with BHRB as the surviving institution (the “Merger”), and each outstanding share of the common stock of SMMF (the “SMMF Common Stock”) will be converted into the right to receive 0.5043 (the “Exchange Ratio”) shares of common stock of BHRB (the “Continuing Corporation Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to SMMF of the Exchange Ratio in the proposed Merger.
In connection with preparing our opinion, we have reviewed, among other things:
(i)a draft of the Agreement, dated August 23, 2023;
(ii)certain financial statements and other historical financial and business information about SMMF and BHRB made available to us from published sources and/or from the internal records of SMMF and BHRB that we deemed relevant;
(iii)certain publicly available analyst earnings estimates for SMMF for the years ending December 31, 2023 and December 31, 2024 and an estimated long-term growth rate for the years thereafter, in each case as discussed with and confirmed by, senior management of SMMF;
(iv)certain internal projections for BHRB for the years ending December 31, 2023 and December 31, 2024, and estimated long-term growth rates for the years thereafter, in each case as discussed with and confirmed by, senior management of BHRB;
(v)a comparison of the financial and operating performance of SMMF and BHRB with publicly available information concerning certain other companies that we deemed relevant;
(vi)a comparison of the proposed financial terms of the Merger with the publicly available financial terms of certain other transactions that we deemed relevant;
(vii)a comparison of the current and historical market prices and trading activity of SMMF Common Stock with that of certain other publicly-traded companies that we deemed relevant;
(viii)the pro forma financial effects of the Merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the Merger, in each case as prepared by or at the direction of
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senior management of SMMF and senior management of BHRB, as approved for our use by SMMF;
(ix)the valuation derived by discounting future cash flows and a terminal value of SMMF’s business based upon SMMF’s internal financial forecasts (such forecasts discussed with and confirmed by senior management of SMMF) at discount rates that we deemed appropriate;
(x)other such financial studies, analyses, investigations, economic and market information that we considered relevant including discussions with senior management and other representatives and advisors of SMMF concerning the business, financial condition, results of operations and prospects of SMMF and BHRB.
In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of senior management of SMMF that they are not aware of any facts or circumstances that would make any of such information, forecasts or estimates inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of SMMF. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of SMMF, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in SMMF’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.
With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with us, we have been advised by senior management of SMMF and senior management of BHRB, and have assumed with your consent, that such projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of SMMF and senior management of BHRB as to the future financial performance of SMMF and BHRB and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of senior management of SMMF that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.
We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SMMF or BHRB or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to SMMF or BHRB. We have assumed, with your consent, that the respective allowances for loan and lease losses for both SMMF or BHRB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of SMMF’s or BHRB’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of SMMF or BHRB. We did not make an independent evaluation of the quality of SMMF’s or BHRB’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of SMMF or BHRB.
We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on SMMF or the contemplated benefits of the Merger. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated August 23, 2023, reviewed by us.
We have assumed in all respects material to our analysis that SMMF and BHRB will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of SMMF and BHRB or any other entity.
Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of SMMF Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, or as to the underlying business decision by SMMF to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of SMMF or BHRB, or any class of such persons, relative to the Exchange Ratio to be received by the holders of SMMF Common Stock in the Transaction, or with respect to the fairness of any such compensation.
We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that SMMF obtained such advice as it deemed necessary from qualified professionals.
We express no opinion as to the actual value of BHRB Common Stock when issued in the Merger or the prices at which BHRB Common Stock will trade following announcement of the Merger or at any future time.
We have not evaluated the solvency or fair value of SMMF or BHRB under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of SMMF or BHRB. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of SMMF or BHRB or the ability of SMMF or BHRB to pay their respective obligations when they come due.
We have acted as SMMF’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, SMMF has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.
Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have provided any investment banking services to SMMF or BHRB. D.A. Davidson & Co. is a party to a commercial lease agreement with Summit Community Bank related to office space D.A. Davidson & Co. is leasing in Rockingham County, Virginia. Neither we nor our affiliates have had any other material commercial relations with SMMF or BHRB during the two years preceding the date of this letter.
In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of SMMF or BHRB for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to SMMF or BHRB in the future for which we would expect to receive compensation.
This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.
This opinion is solely for the information of the Board of Directors of SMMF (solely in its capacity as such) in connection with its consideration of the Merger and shall not be relied upon by any other party or disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent. This opinion is not intended to be and does not constitute a recommendation as to how holders of SMMF Common Stock should vote or act with respect to the Merger or any matter relating thereto (including, without limitation, SMMF Common Stock holder approval).
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of SMMF Common Stock.
Very truly yours,
/s/ D.A. Davidson & Co.
D.A. Davidson & Co.

ANNEX D
Burke & Herbert’s Registration Statement on Form 10

As filed with the Securities and Exchange Commission on April 21, 2023
File No. 001-41633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934UNITED STATES

Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia	92-0289417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 S. Fairfax Street, Alexandria, Virginia	22314
(Address of principal executive offices)	(Zip Code)

703-549-2304
Registrant’s telephone number, including area code
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.50 per share	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated ﬁler	☐	Accelerated ﬁler	☐
Non-accelerated ﬁler	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Use of Names
As used throughout this Registration Statement on Form 10 (the “Registration Statement”), the “Company,” “we,” “our,” and “us” refer to Burke & Herbert Financial Services Corp., and the “Bank” refers to Burke & Herbert Bank & Trust Company.
Disclosure Regarding Forward-Looking Statements
This Registration Statement contains statements that we believe are, or may be considered to be, “forward-looking statements.” Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. All statements other than statements of historical fact included in this Registration Statement regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plans,” “expects” or “does not expect,” “is expected,” “look forward to,” “budget,” “scheduled,” “estimates,” “forecasts,” “will continue,” “intends,” “the intent of,” “have the potential,” “anticipates,” “does not anticipate,” “believes,” “should,” “should not,” or variations of such words and phrases that indicate that certain actions, events or results “may,” “could,” “would,” “might,” or “will,” “be taken,” “occur,” or “be achieved,” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission (“SEC”) or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described under the heading “Risk Factors Summary” and in Item 1A—Risk Factors in this Registration Statement.
Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Registration Statement, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Registration Statement.
Emerging Growth Company Status
We qualify as an “emerging growth company” under the JOBS Act and as defined in Section 2(a) of the Securities Act of 1934, as amended (the “Securities Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies.
As an emerging growth company:
•we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•we are permitted to include less extensive narrative disclosures than required of other reporting companies, including with respect to executive compensation.
In this Registration Statement we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and the exemption for auditor attestation over our internal controls, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act or until the earliest of (i) the end of the first fiscal year during which we have total annual gross revenues of $1.235 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iii) the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2.
In addition to the relief described above, the JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. As such, our consolidated financial statements may not be comparable with those of a public company that is not an emerging growth company, or those of a public company that is an emerging growth company that has opted out of using the extended transition period, because of the potential differences in accounting standards used.
See Item 1A — Risk Factors, of this Registration Statement for more information on emerging growth companies.
Industry and Market Data
This Registration Statement contains data concerning the Company’s industry and the markets in which it operates that is based on publicly available third-party sources as well as industry and forecast data prepared by Company management on the basis of its knowledge of the banking industries, gained through its experience and participation in the industry. Company management believes that this data is accurate and that its estimates and assumptions are reasonable. The Company has not independently verified any of the data from third-party sources referred to in this Registration Statement or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon or referred to by such sources. None of these third-party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with this Registration Statement. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in this Registration Statement.

Item 1.Business
Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia BFI”).
The Company is authorized to issue twenty million (20,000,000) shares of common stock, par value $0.50 per share (“Common Stock”), of which there were 9,505.76 outstanding as of the date of this Registration Statement. The Company’s authorized capital also consists of up to two million (2,000,000) shares of serial preferred stock, par value $1.00 (“Serial Preferred Stock”) of which there were no shares issued or outstanding as of the date of this Registration Statement. These authorized capital share amounts reflect a share-split authorized and approved by the Company’s board of directors (the “Board”) and effective November 15, 2022 that provided for a forty-for-one split of the Company’s Common Stock, with each shareholder receiving forty (40) post-split shares for each one (1) share held prior to the split. All share amounts presented throughout this Registration Statement are presented on a post-split basis.
The Company’s Common Stock is currently quoted over the counter on the OTC Markets Group LLC’s Pink Open Market (“OTC PINK”) under the symbol “BHRB.” Concurrent with this Registration Statement, the Company has applied to list its Common Stock with the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BHRB.”
We primarily serve small to medium-sized businesses, their owners and employees, professional corporations, non-profits and individuals with a broad range of banking products and financial services. Some of the products and services that we offer include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage and commercial construction and development loans, online banking, mobile banking, and wealth & trust services. As of December 31, 2022, we had total consolidated assets of $3.6 billion, gross loans of $1.9 billion, total deposits of $2.9 billion, and total shareholders’ equity of $273 million.
Our Business
We are a community-oriented financial institution. We seek to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Our business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in our market area. We also invest in securities consisting primarily of obligations of U.S. government-sponsored entities, municipal obligations, mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and the subordinated debt of other financial institutions. We are the owner and beneficiary of Company-owned life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.
We are focused on growing business relationships and building core deposits, profitable loans and non-interest income. We believe that we have a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned professionals with decisions made at the local level. We strive to be the leading community bank in our markets.
Management believes that the Company is well positioned to build on its core performance to continue to grow profitably. Although we have successfully attracted new associates, providing depth and talent in key positions, additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that would come with sustained growth.

The Federal Reserve, the FDIC, and the Virginia State Corporation Commission, through the Virginia BFI, regulate and monitor operations of the Company and the Bank. The Federal Reserve, the FDIC, and the Virginia BFI conduct periodic onsite and offsite examinations. We must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors and the federal deposit insurance funds and not to protect shareholders. Additionally, we must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on our financial performance.
Market Area
A key factor in our ability to achieve our strategic goals and create shareholder value is the attractiveness of our market area. The market area in which we operate has seen considerable population and economic growth over the past several decades. The most recent economic data suggests that the relative economic strength of our market area will continue, enabling us to further grow our customer base and provide opportunities to grow our market share.
The Company’s primary market area includes northern Virginia and we have over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland (“greater Washington, D.C. area”).
The greater Washington, D.C. area is one of the largest and most well-known Metropolitan Statistical Areas (“MSA”) as it is the sixth largest in the country, according to the U.S. Census Bureau, with over 6.4 million residents. Sixteen of the largest Fortune 500 companies are headquartered within the region. Many employers within this MSA thrive and grow due to a large, well-educated labor force and over 19 colleges and universities. According to the U.S. Census Bureau, nearly 53% of the population has a bachelor’s degree or higher (compared to the U.S. average of 35%). Local academic institutions proactively invest in programs and facilities, particularly in technical fields, which benefit the area’s ability to produce well-trained workers to satisfy the demands of area employers.
With respect to banking statistics in our market, as of June 2022, the region had total deposits of $297 billion, ranking it the 9th largest MSA in the United States in total deposits, according to the FDIC. FDIC data also shows that the top five banks inside the Washington MSA all are mostly nationally chartered and control 65.6% of the area’s deposit base. As of June 2022, our deposits on account were $2.96 billion, or 1.0% market share, ranking the Company 14th in the MSA. Over half of the banks that ranked ahead of the Company are headquartered outside of our market area. Our market area has experienced a significant degree of banking consolidation over the last several decades. We believe that as financial institutions are merged with or acquired by remote, larger institutions, their customers can become further removed from the point of decision making. The consolidation trend provides an opportunity for the Company to execute a focused strategy of offering personalized services to attract potential customers who are underserved or dissatisfied.
We expect the Washington MSA will build upon its rank as a stable and growing economy by fostering education, technological innovation, job creation, capital formation, and economic diversification. We believe the size, growth, economic diversity, and banking consolidation within the Washington MSA, when combined with our business strategy, will provide the Company with excellent opportunities for long-term, sustainable growth.
Strengths
We continually review our product offerings and based on these reviews may selectively add additional products to provide further diversification of our revenue sources and to capture our customers’ full banking relationships. We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.
•Community Banking Philosophy. We provide our clients with local decision making and individualized service coupled with products and services comparable to those offered by our larger institutional competitors. As our business lenders, officers, and Bank directors are based in or reside in the communities we serve, we are able to maintain a high level of involvement in local organizations and establish a strong understanding of the banking needs of the respective communities. We believe that our customer-centric business philosophy and service-oriented sales approach enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations. Our mission and philosophy have positioned us well in the communities across our market area and have enabled us to attract and maintain a highly talented and experienced management team.
•Disciplined Credit Culture. In originating loans, our relationship managers focus on experienced business owners with demonstrated capacity to fulfill their financial obligations. Loan officers have relatively low individual discretionary loan authority levels, which generally results in loan committee vetting to uphold appropriate structure and terms prior to approval. Loan committee meetings are held regularly and on an as-needed basis to promote prompt decisions. We utilize an independent, nationally recognized loan review firm to validate our risk ratings and assess our underwriting and loan administration. We believe that our rigorous underwriting and diligent monitoring of the loan portfolio is consistent with our desired risk profile.
•Conservative Balance Sheet and Capital Position. The Bank exceeds the regulatory guidelines to be classified as “well capitalized,” and our balance sheet provides the foundation for prudent growth. The Company has ample liquidity to meet its obligations and fund anticipated loan growth. The Company has retained a nationally recognized asset/liability management consultancy, and we believe our balance sheet is well positioned for organic growth and potential acquisitions.
Competition
The banking business is highly competitive, and we face competition in our market area from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking services, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, finance companies, including “fintech” companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market area and elsewhere.
The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting and insurance. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
Some of our non-banking competitors, such as fintech companies, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than that of the Bank, have greater access to capital markets and can offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer.
We compete with these institutions by focusing on our position as an independent community bank and rely upon relationships established by our officers, directors, and employees with our customers, promotional activities and specialized services tailored to meet the needs of the customers we serve. We strive to provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. Our management believes that we can compete effectively as a result of local market knowledge, local decision making, awareness of customer needs, and by providing exceptional customer experiences.

Our Products and Services
We emphasize providing traditional banking and wealth management services. Our dedicated relationship managers serve as direct points of contact for owners, management and employees of small and medium-sized businesses. We provide subject matter expertise in a variety of industries: manufacturing, government contractors, distribution, health services, non-profits and associations, professional services, property management companies, and title companies. We focus on customers living and working in and near our service area. We offer retail banking services to accommodate the needs of both corporate customers as well as individuals residing and working in the communities we serve. We also offer digital banking, mobile banking and a remote deposit service, which allows customers to facilitate and expedite deposit transactions through the use of electronic devices. A sophisticated suite of treasury management products is a key feature of our customer focused, relationship driven marketing.
Lending Services
We provide a range of commercial lending services, including commercial real estate loans and commercial and industrial loans, and residential real estate loans to customers generally located or conducting business in our market area. Loan terms, including interest rates, loan-to-value ratios, and maturities, are tailored to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate and credit risk.
Our 10 largest borrowing relationships accounted for approximately 21.8% of our total loans at December 31, 2022. With this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credit losses if any one of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified portfolio. While we believe our underwriting standards are designed to manage normal lending risks, it is difficult to determine whether these loans will become non-performing or delinquent, or whether we will hold non-performing or delinquent loans that may adversely affect our future performance. Refer to the Lending Activities section within Item 2—Financial Information for further information regarding the composition of our loan portfolio as of December 31, 2022 and 2021.
Commercial Lending Services
Included in this category are commercial real estate loans and commercial & industrial loans. Our commercial loan clients represent a diverse cross-section of small to mid-size local businesses within our market footprint, whose owners and employees are often established Bank customers. Such banking relationships are a natural business for us, with our long-standing community roots and extensive experience in serving and lending to this market segment.
Commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. Collateral generally is required to provide us with an additional source of repayment in the event of default by a commercial borrower. The structure of the collateral package, including the type and amount of the collateral, varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged by the borrower, but generally may include real estate, accounts receivable, inventory, equipment or other assets. Loans also may be supported by personal guarantees from the principals of the commercial loan borrowers. The financial condition and cash flow of commercial borrowers are closely monitored through the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required information depends upon the size and complexity of the credit and the collateral that secures the loan. Credit risk for commercial loans arises from borrowers lacking the ability or willingness to repay the loan and, in the case of secured loans, by a shortfall in the collateral value in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral. A risk rating system is applied to the commercial loan portfolio to measure credit risk and differentiate the level of risk posed by individual credits.
Commercial Real Estate Loans
Our commercial real estate loans consist of both loans secured by owner-occupied properties and nonowner-occupied properties (“investor real estate loans”). The commercial real estate categories contain mortgage loans to developers and owners of commercial real estate. Commercial real estate loans are governed by the same lending policies and subject to credit risk as previously described for commercial loans. Commercial real estate loans secured by owner-occupied properties are based upon the borrower’s financial condition and the ability of the borrower and the business to provide for repayment. Investor real estate loans secured by nonowner-occupied properties involve investment properties for multi-family, warehouse, retail, and office space with a history of occupancy and cash flow. We seek to reduce the risks associated with commercial mortgage lending by generally lending in our market area, focusing on debt service coverage ratio, using conservative loan-to-value ratios and obtaining periodic financial statements and tax returns from borrowers to perform loan reviews. In addition, when underwriting specific loans, the proposed debt should be supported by cash flows that are stable, predictable, diverse, and sufficient for adequate repayment at acceptable margins. Furthermore, we stress test each aspect of the cash flow including stressing the interest rate levels.
It is also our general policy to obtain personal guarantees from the principals of the borrowers and to underwrite the business entity from a cash flow perspective. Interest rate risks are managed by using either floating interest rates or by fixing rates that reset at the end of the first five years then convert to a margin-adjusted applicable index. While loan amortizations may be approved for up to 360 months, each loan generally has a call provision (maturity date) of five to ten years. An additional portion of the commercial real estate lending business extends to providing commercial construction financing of owner-occupied properties as well as non-owner occupied properties. Construction lending on these properties is based upon the provision for repayment based on cash flow, collateral values and loan-to-value ratios. Typically, these loans have guarantees, an amount of owner equity in the project and an assessment of economic feasibility and viability related to each project. Terms of each loan are based upon current pricing and the extent of the project.
Commercial & Industrial Loans
We also originate commercial & industrial (“C&I”) loans. C&I term loans are made to provide funds for equipment and general corporate needs. This loan category is designed to support borrowers who have a proven ability to service debt. We generally require a first lien position on all collateral and require guarantees from owners having at least a 10% interest in the involved business. Interest rates on C&I term loans are generally floating or fixed for a term not to exceed seven years. Management monitors industry and collateral concentrations to avoid loan exposures to a large group of similar industries or similar collateral. C&I loans are evaluated for historical and projected cash flow attributes, balance sheet strength, and primary and alternate resources of personal guarantors. C&I term loan documents require borrowers to forward regular financial information on both the business and personal guarantors. Loan covenants require at least annual submission of complete financial information and in certain cases this information is required monthly, quarterly or semi-annually, depending on the degree to which we desire information resources for monitoring a borrower’s financial condition and compliance with loan covenants. Examples of properly margined collateral for loans, as required by our policy, would be an 80% advance on the lesser of appraised value or recent sales price on commercial property, an 80% or less advance on eligible receivables, a 50% or less advance on eligible inventory and an 80% advance on appraised residential property. Collateral borrowing certificates may be required to monitor certain collateral categories on a monthly or quarterly basis. Loans may require personal guarantees. Key person life insurance may be required as appropriate and as necessary to mitigate the risk of loss of a primary owner or manager.
Commercial lines of credit are granted to finance a business borrower’s short-term credit needs and/or to finance a percentage of eligible receivables and inventory. In addition to the risks inherent in term loan facilities, line of credit borrowers typically require additional monitoring to protect the lender against increasing loan volumes and diminishing collateral values. Commercial lines of credit are generally revolving in nature and require close scrutiny. We generally require at least an annual out of debt period (for seasonal borrowers) or regular financial information (monthly or quarterly financial statements, borrowing base certificates, etc.) for borrowers with more growth and greater permanent working capital financing needs. Advances against collateral value are limited. Lines of credit and term loans to the same borrowers generally are cross-defaulted and cross-collateralized. Interest rate charges on this group of loans generally float at a factor at or above the prime lending rate.

Residential Real Estate Loans
The residential real estate category contains loans principally to consumers secured by residential real estate. Loans for residential real estate may carry either a fixed rate of interest or an adjustable rate over the life of loan. Adjustable rate mortgage (“ARM”) loans have a 30-year amortization period with a fixed rate of interest for the first five, seven or ten years, re-pricing at stated interval thereafter at a predetermined spread to an index. Our residential real estate lending policy requires each loan to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios, and collateral values. Credit risk for residential real estate loans arises from borrowers lacking the ability or willingness to repay the loan or by a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default and subsequent liquidation of the real estate collateral. The residential real estate portfolio includes both conforming and non-conforming mortgage loans.
Conforming mortgage loans represent loans originated in accordance with underwriting standards set forth by government-sponsored entities (“GSEs”), including the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and the Government National Mortgage Association (“Ginnie Mae”), which serve as the primary purchasers of loans sold in the secondary mortgage market by mortgage lenders. These loans are generally collateralized by one-to-four-family residential real estate, have loan-to-collateral value ratios of 80% or less or have mortgage insurance to insure down to 80%, and are made to borrowers in good credit standing. In recent years, we have sold the majority of new mortgage loan production in the secondary market. For any loans retained by us, title insurance insuring the priority of our mortgage lien, as well as fire and extended coverage casualty insurance protecting the properties securing the loans is required. Borrowers may be required to advance funds with each monthly payment of principal and interest to a loan escrow account from which we make disbursements for items such as real estate taxes and mortgage insurance premiums. Appraisers approved by us appraise the properties securing substantially all of our residential mortgage loans.
Non-conforming mortgage loans represent loans that generally are not saleable in the secondary market to the GSEs for inclusion in conventional mortgage-backed securities due to the credit characteristics of the borrower, the underlying documentation, the loan-to-value ratio, or the size of the loan, among other factors. We originate non-conforming loans for our own portfolio and for sale to third-party investors, usually large mortgage companies, under commitments by the mortgage company to purchase the loans subject to compliance with pre-established investor criteria. Non-conforming loans generated for sale include loans that may not be underwritten using customary underwriting standards. These loans typically are held after funding for thirty days or less, and are included in residential mortgages held for sale. We may sell both conforming and non-conforming loans on either a servicing released or servicing retained basis.
Investment Activities
The Bank balances its liquidity needs based on loan and deposit growth through the investment portfolio and purchased funds. It is the Bank’s goal to provide adequate liquidity to support the loan growth of the Bank. In the event the Bank has excess liquidity, investment securities are used to generate additional income. In the event deposit growth does not fully support the Bank’s loan growth, the Bank may utilize third-party deposit listing services to obtain brokered certificates of deposit, access secured advances with the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond, and access unsecured federal fund lines of credit from correspondent banking relationships. The Bank may also incorporate a combination of sales of investment securities or Federal Funds purchased to augment the Bank’s funding position.
The current investment policy authorizes the Bank to invest in debt securities issued by the United States Government, agencies of the United States Government, or United States Government-sponsored enterprises. The policy permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations, private mortgage-backed securities, and the subordinated debt of other financial institutions. The Company is also the beneficiary of life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

Generally accepted accounting principles require that, at the time of purchase, the Bank designate a security as “held-to-maturity,” “available-for-sale,” or “trading,” depending on our ability and intent to hold such security. Debt securities available-for-sale are reported at fair value, while debt securities held-to-maturity are reported at amortized cost. The Bank does not maintain a trading or a held-to-maturity portfolio.
The investment portfolio is actively managed and consists of investments classified as available-for-sale and under the available-for-sale classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by ASC 320 Investments - Debt & Equity Securities. Additionally, the investment portfolio is used to balance the Bank’s asset and liability position. The Bank invests in fixed rate or floating rate instruments as necessary to reduce interest rate risk exposure.
Our investment policy is reviewed annually by our Board. The Company’s Board has delegated the responsibility of monitoring our investment activities to management consistent with the requirements of the Bank’s Asset Liability Management policy. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Deposit Activities
Deposits are the major source of funding for the Bank. The Bank offers a broad array of consumer and commercial deposit products that include digital banking, demand, negotiable order of withdrawal (“NOW”), money market and savings accounts as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek generally to obtain deposit relationships with our loan clients. As the Bank’s overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale deposits through other sources.
Other Services
Our business solutions include small business and commercial checking and savings options as well as investments via our wealth management group. Treasury management solutions include a suite of digital banking, payables, receivables, risk management and automated cash flow such as enhanced reporting, automated clearing house (“ACH”), wires, remote deposit capture, bill pay, lockbox, credit and debit cards, merchant services, fraud protection and deposit and loan sweeps.
Employees
As of December 31, 2022, we had 411 full-time employees. None of our employees are covered by a collective bargaining agreement.
We consider our diverse employee base and our culture to be a competitive advantage. Our employees are from 60 different countries across the world, whether by birth or descent. This diversity provides us the opportunity to serve our customers, communities and each other in meaningful and impactful ways that result in long lasting relationships. Our overall human capital strategy focuses on attracting, engaging, and retaining qualified, diverse, and innovative talent at all levels of the Company. We are a committed equal opportunity employer and all qualified candidates receive consideration for employment without regard to race, color, religion, national origin, age, disability, sex, sexual orientation, gender, gender identity, pregnancy, genetic information, or other characteristics protected by applicable law. Beyond nondiscrimination compliance, we are committed to maintaining a workforce committed to our core values to inspire trust, act with integrity, respect one another, and embrace our differences.
We seek to actively listen to our employees throughout the year using a defined and continual listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, and other top of mind topics. These surveys allow us to respond to employee concerns, benefit from employee perspectives, and better design and develop processes to support our Company culture. Employees can learn about changes through our ongoing employee updates or employee town hall meetings delivered by senior management.

Training and Development
Our success depends not only on attracting and retaining talented employees, but also in developing our current employees and providing opportunities for their growth. We offer our employees numerous live and on-demand training programs and resources to help them build knowledge and improve skills. These trainings include mandatory programs, as well as recommended programs in areas including leadership development, technical skills, and diversity, equity, and inclusion.
Wellness and Safety
The Company emphasizes the safety and well-being of our employees as a top priority. We define wellness comprehensively and include mental, physical, emotional, financial, psychological, and environmental considerations. We offer a competitive compensation and benefits package and support dedicated campaigns that communicate directly to employees about wellness. Employee well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies.
We provide a competitive compensation and benefits program to our employees. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off and an employee assistance program.
General Corporate Information
Our headquarters is located at 100 S. Fairfax Street, Alexandria, Virginia 22314 and our telephone number at that address is 703-549-2304. Additional information can be found on our website at https://www.burkeandherbertbank.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this Registration Statement.
Public Information
After this Registration Statement becomes effective, we will become subject to the reporting requirements of Section 13(a) under Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act. Our SEC filings will be available to the public on the SEC’s Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://investor.burkeandherbertbank.com.
Supervision and Regulation
The Company and the Bank are highly regulated under both federal and state laws. The following description briefly addresses certain provisions of federal and state laws and regulations, and their potential effects on the Company and the Bank. To the extent statutory or regulatory provisions or proposals are described in this Registration Statement, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.
The Company
General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), the Company is subject to supervision, regulation and examination by the Federal Reserve. The Company is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia BFI.
Enacted in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has significantly changed the financial regulatory regime in the United States. Since the enactment of the Dodd-Frank Act, U.S. banks and financial services firms, such as the Company and the Bank, have been subject to enhanced regulation and oversight. Several provisions of the Dodd-Frank Act remain subject to further rulemaking, guidance, and interpretation by the federal banking agencies; moreover, certain provisions of the Dodd-Frank Act that were implemented by federal agencies have been revised or rescinded pursuant to legislative changes adopted by the U.S. Congress.
Enacted in 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “EGRRCPA”) amended certain provisions of the Dodd-Frank Act as well as statutes administered by the Federal Reserve and the FDIC. Certain provisions of the Dodd-Frank Act and changes thereto resulting from the enactment of EGRRCPA that may affect the Company and the Bank are discussed below in more detail.
Permitted Activities. The permitted activities of a bank holding company are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such an activity.
Bank Acquisitions; Change in Control. The BHCA and related regulations require, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless its already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act (“BSA”) and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act of 1977 and compliance with fair housing and other consumer protection laws.
On July 9, 2021, the President of the United States of America issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the BHCA and the Bank Merger Act. On March 25, 2022, the FDIC published a Request for Information seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institutions. Making any formal changes to the framework for evaluating bank mergers would require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on the Company’s ability to engage in acquisition activities. Additionally, this Executive Order could influence the federal bank regulatory agencies’ expectations and supervisory oversight for banking acquisitions.
Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if any individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires prior approval from the Virginia BFI for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.
Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to the priority of payment.
Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution insolvency, receivership, or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became “undercapitalized,” or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.
Under the Federal Deposit Insurance Act (“FDIA”), federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, data security, loan documentation, credit underwriting, interest rate exposure, risk management vendor management, corporate governance, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.
Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “The Bank – Capital Requirements.” Subject to its capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.
Limits on Dividends, Capital Distributions, and Other Payments. The Company is a legal entity, separate and distinct from its Bank subsidiary. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company, to the payment of dividends by the Company to its shareholders, and to the repurchase by the Company of outstanding shares of its capital stock. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared by the Bank or the Company may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank and the Company from engaging in unsafe or unsound practices in conducting their respective businesses. The payment of dividends, or the repurchase of outstanding capital stock, depending on the financial condition of the Bank or the Company, could be deemed to constitute such an unsafe or unsound practice.
Under the FDIA, insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become “undercapitalized” (as such term is used in the statute).

The Company may receive fees from or pay fees to its affiliated companies for expenses incurred related to certain activities performed by or for the Company for the benefit of its affiliated companies or for its benefit. These fees are charged to/received from each affiliated company based upon various specific allocation methods measuring the estimated usage of such services by that company. The fees are eliminated from reported financial statements in the consolidation process.
The Bank
General. The Bank is supervised and regularly examined by the FDIC and the Virginia BFI. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and the acquisition of financial institutions and other companies. These laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, credit policies, the types of business conducted, and the location of offices. Certain of these laws and regulations are referenced above under “The Company.”
Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.
The Federal Reserve has adopted final rules regarding capital requirements and calculations of risk-weighted assets to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. These rules require the Bank to comply with the following minimum capital ratios: (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer, resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the 2.5% capital conservation buffer, resulting in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of total risk-based capital to risk-weighted assets of 8.0%, plus the 2.5% capital conservation buffer, resulting in a minimum total risk-based capital ratio of 10.5%, and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer, which was phased in ratably over a four-year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall.
The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Company were 17.97%, 17.97%, and 18.88%, respectively, as of December 31, 2022, thus exceeding the minimum requirements for “well capitalized” status. The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Bank were 17.89%, 17.89%, and 18.81%, respectively, as of December 31, 2022, also exceeding the minimum requirements for “well capitalized” status. See Note 11— Regulatory Capital Matters, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company (the “Notes to Consolidated Financial Statements”) for additional information.
As directed by the EGRRCPA, on November 4, 2019, the federal banking agencies jointly issued a final rule that permits qualifying banks that have less than $10 billion in total consolidated assets to elect to be subject to a 9% “community bank leverage ratio” (“CBLR”). Under the final rule, a qualifying bank that has chosen the proposed framework would not be required to calculate the existing risk-based and leverage capital requirements and would be considered to have met the capital ratio requirements to be “well capitalized” under “prompt corrective action” rules provided it has a CBLR greater than 9%. The Bank has not yet opted into the CBLR framework, but continues to assess the potential impact of making this election as part of its ongoing capital management and planning processes.
In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial institutions to estimate and establish an allowance for credit losses using a current expected credit loss (“CECL”) model. The CECL model will estimate credit losses over the lifetime of our financial assets measured at amortized cost at the date of origination or acquisition, as opposed to reserving for incurred or probable losses through the balance sheet date. The Company will be required to implement ASU 2016-13 on January 1, 2023, and upon implementation, will recognize a one-time cumulative effect adjustment to the allowance through retained earnings as a result of applying this ASU. The Federal Reserve and FDIC have adopted a rule providing for an optional three-year phase-in period for the day-one adverse regulatory capital effects upon adopting the standard. See Item 2 — Financial Information — Recent Accounting Developments of this Registration Statement for further information regarding the implementation of CECL.
Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to “undercapitalized” depository institutions. As described above, the final rules to implement the Basel III regulatory capital framework also integrated new requirements into the “prompt corrective action” framework. “Well capitalized” institutions may generally operate without additional supervisory restriction. With respect to “adequately capitalized” institutions, such banks cannot normally pay dividends or make any capital contributions that would leave the bank “undercapitalized;” they cannot pay a management fee to a controlling person if after paying the fee, it would be “undercapitalized;” and they cannot accept, renew, or rollover any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.
Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an “undercapitalized” institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the Deposit Insurance Fund of the FDIC (“DIF”), subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly “undercapitalized” and “critically undercapitalized” institutions.
To be “well-capitalized” under the federal banking agencies’ “prompt corrective action” regulations adopted pursuant to Section 38 of the FDIA, banks must maintain a minimum Tier 1 leverage ratio of 5.0%, a minimum common equity Tier 1 capital ratio of 6.5%, a minimum Tier 1 capital ratio of 8.0%, and a minimum total capital ratio of 10.0%. The Bank met the definition of being “well capitalized” as of December 31, 2022 and 2021. See “The Bank – Capital Requirements,” above.
Deposit Insurance. The deposits of the Bank are insured up to applicable limits by the DIF. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.
The Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance pricing is based on CAMELS composite ratings and certain other financial ratios to determine assessment rates for small-established institutions with less than $10 billion in assets. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including Capital adequacy, Asset quality, Management capability, Earnings, Liquidity, and Sensitivity to market risk (“CAMELS”). CAMELS composite ratings set a maximum insurance assessment for CAMELS 1 (highest) and 2 rated banks and set minimum assessments for lower rated institutions.

In March 2016, the FDIC implemented by final rule certain Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. For the years ended December 31, 2022, 2021 and 2020, the Company recorded expense of $958,000, $920,000, and $460,000, respectively, for FDIC insurance premiums.
On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%.
Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or “affiliates,” or to make loans to insiders, is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.
Loans to executive officers, directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers.
Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act of 1977 (the “CRA”). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low-income and moderate-income neighborhoods. If the Bank receives a rating from the FDIC of less than “satisfactory” under the CRA, restrictions on operating activities would be imposed. In addition, in order for a bank holding company, like the Company, to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the bank holding company must have received a rating of at least “satisfactory” in its most recent examination under the CRA. The Bank received a “satisfactory” CRA rating in its most recent examination, dated April 27, 2020.
On May 5, 2022, the federal bank regulatory agencies issued a joint proposal to strengthen and modernize regulations issued under the CRA, including but not limited to incorporating online and mobile banking, branchless banking and hybrid models into CRA assessment areas. The comment period for the joint proposal closed on August 5, 2022 and no final rule has been issued as of the date of this Registration Statement. The Bank anticipates that final and formal changes to interagency CRA regulations will require an extended process, and any such changes are uncertain and cannot be predicted at this time.

Federal Home Loan Banks (“FHLBs”). The Bank is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region, and makes loans to its members in accordance with policies and procedures established by the board of directors of the applicable FHLB. As a member, the Bank must purchase and maintain stock in the FHLB of Atlanta.
Privacy Legislation. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act (“GLB Act”), and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice to and approval from the customer.
In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by similar consumer data privacy laws in California and in Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. As a financial institution subject to the GLB Act, the Bank is exempt from the VCDPA, but certain third-party vendors of the Company or the Bank will be subject to the VCDPA, which may impact the products or services that we obtain from those vendors.
Collectively, these privacy laws and regulations impose compliance costs and create obligations and, in some cases, reporting obligations, and compliance with these laws, regulations, and obligations may require significant resources of the Company and the Bank.
Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (“AML laws”). This category of laws includes the BSA, the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the Anti-Money Laundering Act of 2020.
The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Bank has implemented appropriate internal practices, procedures, and controls.
Reporting Terrorist Activities. The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various executive orders and acts of Congress. OFAC has sent, and will send, our bank regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the Federal Bureau of Investigation. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. If the Bank fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions the Bank may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.
The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the “CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB is responsible for implementing, examining, and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets. While the Bank, like all banks, is subject to federal consumer protection rules enacted by the CFPB, because the Company and the Bank have total consolidated assets of less than $10 billion, the FDIC oversees most consumer protection aspects of the Dodd-Frank Act and other laws and regulations applicable to the Bank.
The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself or herself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Further regulatory positions taken by the CFPB may influence how other regulatory agencies may apply the subject consumer financial protection laws and regulations.
Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank.
On November 18, 2021, the federal bank regulatory agencies issued a final rule, with compliance required as of May 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution’s: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.
Cybersecurity risk is a key factor in assessing the Company’s overall operational and regulatory risk and is a component of our overall information security protocols. The Company maintains a formal information security management program designed, in part, to identify risks to sensitive information, protect that information, detect threats and events and maintain an appropriate response and recovery capability to help ensure resilience against information security incidents. The program includes, among other things, 24x7 monitoring of all critical infrastructure, active threat hunting, and endpoint Extended Detection and Response (“XDR”) capabilities, to assist with prevention of attacks from advanced adversaries. This monitoring and response is reinforced with regular vulnerability scanning/remediation and penetration testing and includes an annual risk assessment. All employees receive security training upon hiring, annual refresher training for all employees and phishing exercises to raise employee awareness. Information security protocols are a part of the Company’s Information Security Policy that is reviewed and approved annually by the Company’s Board. The proper ongoing oversight of cybersecurity risk is accomplished primarily through the Information Technology Steering Committee, comprised of management, the Regulatory Risk Committee and the Enterprise Risk Management Committee, both comprised of management and members of the Board. Through these committees the Company keeps abreast of significant matters of actual, threatened or potential breaches of cybersecurity protocols, monitors the effectiveness of the program through regular review of key metrics and assessment reports, discusses topical events requiring consideration and, if necessary, recommends changes to the Information Security Policy for approval by the Company’s Board. In addition to regular reports from these committees, the Board receives regular reports from management on material cybersecurity risks and the Company's efforts to combat threats to its digital infrastructure. The Company also maintains specific cyber insurance through its corporate insurance program, the adequacy of which is subject to review and oversight by the Company’s Board. With increased focus on cybersecurity, the Company and the Bank continue to monitor legislative, regulatory and supervisory developments related thereto.
Incentive Compensation. The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees, or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed, and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured.
Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. The Bank’s mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.
Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” However, as a result of EGRRCPA, the FDIC undertook a comprehensive review of its regulatory approach to brokered deposits, including reciprocal deposits, and interest rate caps applicable to banks that are less than “well capitalized.” On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the “deposit broker” definition and amended the FDIC’s interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021. The Bank has not experienced any material impact to its operations as a result of the rules.
Future Regulation
From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company or the Bank.
Effect of Governmental Monetary Policies
The Company’s operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve uses monetary policy tools to impact money market and credit market conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments, and deposits; they affect market interest rates charged on loans or paid for time and savings deposits, and can significantly influence employment and inflation rates. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including the Company, in the past and are expected to do so in the future.
Reporting Obligations under Securities Laws
Upon the effectiveness of this Registration Statement, the Company will be subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly, and other reports with the SEC. The Company’s SEC filings will be posted and available at no cost on its website as soon as reasonably practicable after the reports are filed electronically with the SEC. The Company’s website address is at http://investor.burkeandherbertbank.com. The information on the Company’s website is not incorporated into this report or any other filing the Company makes with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 1A. Risk Factors
An investment in our Common Stock involves risks and uncertainties. In addition to the other information set forth in this Registration Statement, including information addressed under “Disclosure Regarding Forward-Looking Statements,” investors in our Common Stock should carefully consider the factors discussed below. These factors could materially and adversely affect our business, financial condition, liquidity, results of operations, and capital position and could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in our Registration Statement, in which case the trading price of our Common Stock could decline. The Risk Factors Summary that follows should be read in conjunction with the detailed description of risk factors below.
Risk Factor Summary
oRisk Related to Our Lending Activities
•We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.
•Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.
•If our non-performing assets increase, our earnings will be adversely affected.
•Our focus on lending to small to medium-sized businesses may increase our credit risk.
•Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
•We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as large lending relationships.
•We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with foreclosure and the ownership of real property.
•A significant percentage of our loans are attributable to a relatively small number of borrowers.
•The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.
oRisks Related to Funding and Liquidity
•Loss of deposits or a change in deposit mix could increase our cost of funding.
•Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.
oRisks Related to Our Business, Industry, and Markets
•We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
•Our financial performance may be negatively affected if we are unable to execute our strategy.
•Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
•We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
•We are dependent on our management team and key employees.
•Changes in interest rates and monetary policy may negatively affect our earnings, income and financial condition as well as the value of our assets.
•Adverse developments or concerns affecting the financial services industry in general, or other financial institutions, such as recent developments involving certain regional financial institutions, could adversely affect our financial condition and results of operations.
oRisks Related to Our Operations
•We face risks related to our operational, technological and organizational infrastructure.
•System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs, litigation and other liabilities.
•We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

•We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.
•We are subject to claims and litigation pertaining to intellectual property.
•We may be adversely affected by the lack of soundness of other financial institutions or other market participants.
•Our risk management framework may not be effective in mitigating risks and/or losses to us.
•Demand for the Company’s services is influenced by general economic and consumer trends beyond the Company’s control, including events such as global pandemics and geopolitical conflict.
oRisks Related to Our Regulatory Environment
•Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
•We are subject to stringent capital requirements, which could have an adverse effect on our operations.
•We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
•We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
•Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
•The expected replacement or discontinuation of the London Interbank Offered Rate (“LIBOR”) as a benchmark interest rate and a transition to an alternative reference interest rate could present operational problems and result in market disruption.
•Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
•Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to Environmental, Social, and Governance (“ESG”) practices may impose additional costs on us or expose us to new or additional risks.
oRisks Related to an Investment in Our Common Stock
•Our Common Stock currently has a limited trading market and is thinly traded, and a more liquid market for our Common Stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.
•We currently qualify as an “emerging growth company” and the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our Common Stock less attractive to investors.
•The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
•If we fail to design, implement, and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
•We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
•An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.
•Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.

Risk Related to Our Lending Activities
We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on a loan will not be paid timely, or at all, or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. If the overall economic climate in the United States, generally, or in our market specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of non-performing loans, charge-offs and delinquencies could rise and require significant additional provisions for loan losses. Additional factors related to the credit quality of multifamily residential, real estate construction and other commercial real estate loans include the quality of management of the business and tenant vacancy rates.
The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions. Credit risk policies and procedures and credit-related risks are reviewed and approved by multiple committees that assess credit risk and enterprise-wide risks. Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.
We maintain an allowance for loan losses to cover estimable and observable loan losses inherent in our portfolio. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectability of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and the performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Excessive loan losses could have a material adverse impact on our financial condition and results of operations. As of December 31, 2022, the allowance for loan losses was $21.0 million or 1.11% of total gross loans.
Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans, temporary modifications, loan forgiveness, automatic forbearance and other factors, both within and outside of our control, may result in higher levels of non-performing assets and charge-offs, causing us to incur loan losses in excess of our current allowance for loan losses, requiring us to make material additions to our allowance for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition and results of operations could be adversely affected at that time.
On January 1, 2023, the Current Expected Credit Loss (“CECL”) standard becomes effective for the Company. The CECL standard requires us to record, at the time of origination, credit losses expected throughout the life of our loans as opposed to the previous approach of recording losses when it became probable that a loss event had occurred. Accordingly, our allowance for loan losses may experience more fluctuations under the CECL model than it has in the past, which could in turn result in more volatility in our provision for loan losses and, therefore, earnings.
If our non-performing assets increase, our earnings will be adversely affected.
At December 31, 2022, we had $5.5 million in non-performing assets. Non-performing assets consist of non-accrual loans, loans 90 days or more past due and still accruing interest, and other real estate owned. Non-performing assets held by the Company will adversely affect our net income in various ways:
•we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;
•we must provide for probable loan losses through a current period charge to the provision for loan losses;
•non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;
•there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and
•the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.
If borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase, which could have a material adverse effect on our financial condition and results of operations.
Our focus on lending to small to medium-sized businesses may increase our credit risk.
We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital access or borrowing capacity than larger entities, frequently have smaller market shares than their competition, and may be more vulnerable to economic downturns. These businesses also often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. These factors may be especially true given the effects of global macroeconomic conditions, including volatility and market factors related to or caused by the COVID-19 pandemic, other health crises, global political conflict, rising interest rates, labor market volatility, and instability in financial markets. If general economic conditions in the markets in which we operate negatively impact this customer segment, our results of operations and financial condition and the value of our Common Stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
We make loans primarily to borrowers in the Washington, D.C. MSA, focusing on the Virginia counties of Arlington, Fairfax, Loudoun and Prince William and the independent cities located within those counties, and Washington D.C. and its Maryland suburbs. We have a substantial portion of our loans secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in such areas, or the continuation of such adverse developments, could increase the levels of non-performing loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is volatility or weakness in the economy or any significant sector of the economy in our markets, our ability to develop our business relationships may be diminished, the quality and collectability of our loans may be adversely affected, our provision for loan losses may increase, the value of collateral may decline and loan demand may be reduced.
We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as large lending relationships.
Commercial real estate, commercial and industrial and construction and development-based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of December 31, 2022, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) – 65.5%; commercial and industrial - 2.8%; and construction and land - 5.0%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of December 31, 2022, we had 15 relationships that each had over $25 million of outstanding borrowings. While we are not dependent on any of these relationships and while none of these large relationships have directly impacted our allowance for loan losses, a deterioration of any of these large credits could require us to increase our allowance for loan losses or result in significant losses.
Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself, which in turn can be dependent upon general economic conditions remaining stable. In addition, the assets securing the loans depreciate over time, are difficult to appraise and liquidate, and fluctuate in value based on the success of the business.
Real estate construction and development loan lending involves additional risks because funds are advanced based on the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs (particularly given recent volatility in supply chains, the availability of raw materials, and general economic conditions) and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.
Additionally, commercial real estate loans, commercial and industrial loans and construction and development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with foreclosure and the ownership of real property.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned (“OREO”) could have an adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, including in response to the COVID-19 pandemic. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition and results of operations.
A significant percentage of our loans are attributable to a relatively small number of borrowers.
Our 10 largest borrowing relationships accounted for approximately 21.8% of our total loans at December 31, 2022. Our largest single borrowing relationship accounted for approximately 3.4% of our loans at December 31, 2022. The loss of any combination of these borrowers, or a significant decline in their borrowings due to fluctuations related to their business needs or as a result of general economic conditions, could adversely affect our results of operations if we are unable to replace their borrowings with similarly priced new loans or investments. In addition, with this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credits losses if any one or several of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified loan portfolio.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of OREO that we acquire through foreclosure proceedings and to determine loan impairments.
If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, if any, and our allowance for loan losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan losses could have an adverse effect on our business, financial condition and results of operations. The Company did not have any OREO as of December 31, 2022.

Risk Related to Funding and Liquidity
Loss of deposits or a change in deposit mix could increase our cost of funding.
Deposits are generally a low cost and stable source of funding. We compete with banks and other financial institutions for deposits. Funding costs may increase if we lose deposits and are forced to replace them with more expensive sources. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.
Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.
Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms that are acceptable to us, could be impaired by factors that affect us specifically, the financial services industry or the economy in general. Factors that could detrimentally affect our access to liquidity sources include, among other things, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets, rising interest rates, the possibility of the U.S. government defaulting on its debt, or negative views and expectations about the prospects for the financial services industry.
Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, loan demand may exceed the rate at which we are able to build core deposits for which there is substantial competition from a variety of different competitors, so we may rely on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our net interest margin and operating results.

Risks Related to Our Business, Industry and Markets
We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
We have many competitors. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, mortgage banking firms, online mortgage lenders and consumer finance companies, including large national financial institutions that operate in our market. Many of these competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the continued emergence of alternative banking sources. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.
Our financial performance may be negatively affected if we are unable to execute our strategy.
Our strategy is to grow organically and supplement that growth with select acquisitions, if available. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that we will be successful in continuing our organic, or internal, growth strategy. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.
We cannot be certain of our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or non-performing assets may decrease our earnings and the value of the Company’s capital stock.
To the extent we are able to supplement organic growth with one or more acquisitions, we will be subject to risks commonly encountered in such transactions, including risks related to the time and expense of identifying, evaluating and negotiating potential acquisitions, exposure to unknown or contingent liabilities of the target, difficulty of integrating the operations and personnel of the target, potential disruption of our ongoing business, failure to retain key personnel at the acquired business, and failure to realize any expected revenue increases, cost savings, and other projected benefits from an acquisition.
Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.
We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining bankers and other associates who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Furthermore, maintaining our reputation also depends on our ability to protect our brand name and associated trademarks.
However, reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company, and the financial services industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including business and lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present given the nature of our business. If our reputation is negatively affected by the actions of our employees or otherwise, our business and operating results may be materially adversely affected.
We are dependent on our management team and key employees.
We believe that our continued growth and future success will depend on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan origination and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team, they may still elect to leave at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our strategy, and we may not be able to find adequate replacements on a timely basis, or at all.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.
Changes in interest rates and monetary policy may negatively affect our earnings, income and financial condition as well as the value of our assets.
Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve.
An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In an interest rate environment such as the one we are currently experiencing, loan origination and refinancing activity may decline and the rate of interest we pay on our interest-bearing deposits, borrowings, and other liabilities may increase more quickly than the rate of interest we receive on loans, securities, and other earning assets.
Changes in monetary policy, including changes in interest rates, could not only influence the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. Interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk). Individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and interest rate relationships may change across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.
Adverse developments or concerns affecting the financial services industry in general, or other financial institutions, such as recent developments involving certain regional financial institutions, could adversely affect our financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, two large financial institutions were closed and entered into FDIC receivership. Although statements by the U.S. Department of the Treasury, the Federal Reserve, and the FDIC indicated that depositors of those two institutions would have access to their deposits, including funds held in uninsured deposit accounts, it is not certain depositors of future failed banks will receive similar treatment. Hence, borrowers under credit agreements, letters of credit and certain other financial instruments with any financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. In addition, if any of our customers, suppliers, or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. While the Company did not experience significant unusual deposit withdrawals related to these recent events, we cannot be assured that similar unusual deposit withdrawal activity will not affect banks generally or us in the future.
Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC, and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. There can be no assurance that there will not be additional bank failures or issues such as liquidity concerns in the broader financial services industry or in the U.S. financial system as a whole. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for certain issuers without regard to their underlying financial strength. The volatility resulting and economic disruption from the bank failures has particularly impacted the price of securities issued by financial institutions.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Risks Related to Our Operations
We face risks related to our operational, technological and organizational infrastructure.
Our ability to grow and compete is dependent on the Bank’s ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems that the Bank uses both to interface with customers and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.
We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. In some instances, the Bank may build and maintain these capabilities itself. We outsource many of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact the Bank and over which the Bank may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third-party providers of such platforms into the Bank’s existing businesses.
Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior technologies or services compared to those that we will be able to provide, which could put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to compete effectively.
System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.
Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank’s or our customers’ confidential, proprietary and other information, or otherwise disrupt the Bank’s or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
The Bank is under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of a material hacking or cyberattack that could cause us to suffer material losses or other harms. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition or results of operations.
We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.
Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.
We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third-party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition and results of operations.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.
Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.
We may be adversely affected by the lack of soundness of other financial institutions or other market participants.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, financial condition and results of operations. For example, in March 2023, two large financial institutions were closed and entered FDIC receivership in each case due primarily to liquidity concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC stated that all depositors of those two institutions would have access to their deposits, including funds held in uninsured deposit accounts, it is not certain that depositors of future failed banks will receive similar treatment. Hence, borrowers under credit agreements, letters of credit and certain other financial instruments with any financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
Our risk management framework is governed by various committees including the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Enterprise Risk Management Committee, the Credit Risk Management Committee, the Asset/Liability Committee, the Trust & Wealth Management Committee, and the Regulatory Risk Committee. In lieu of a Chief Risk Officer, the Chief Credit Officer, the Executive Vice President for Enterprise Risk, and the Chief Financial Officer have primary responsibility for credit risk, enterprise risk including regulatory risk, and asset and liability management risk, respectively, with each directly reporting to the Chief Executive Officer.
Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.
Demand for the Company’s services is influenced by general economic and consumer trends beyond the Company’s control, including events such as global pandemics and geopolitical conflict.
There can be no assurance that our business and corresponding financial performance will not be adversely affected by general economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility since the outbreak of the COVID-19 pandemic and the war between Russia and Ukraine, which were further exacerbated by the closing of certain financial institutions by regulators in March 2023. These events have created, and may continue to create, significant disruption of the global economy and financial and labor markets, and the ongoing COVID-19 pandemic resulted in government and private actions to contain and mitigate the spread of the virus and its effects, including quarantines, travel bans, “stay at home” orders, cancellation of events and travel, closures of businesses and schools, fiscal stimulus, and legislation intended to provide monetary aid and other relief. Conditions remain volatile, and if such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

Risks Related to our Regulatory Environment
Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
We are subject to extensive regulation, supervision and examination by the Federal Reserve, our primary federal regulator, the Virginia BFI, our chartering authority and the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which we and the Bank may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our Common Stock. Various consumer compliance laws also affect our operations. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and actions of various regulatory authorities.
We are subject to stringent capital requirements, which could have an adverse effect on our operations.
Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. Not including the capital conservation buffer, the capital rules require community bank holding companies and community banks to maintain a common equity Tier 1 to risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to risk-weighted assets ratio of at least 6.0%, a total capital to risk-weighted assets ratio of at least 8.0%, and a leverage ratio of Tier 1 capital to total consolidated assets of at least 4.0%. The capital conservation buffer, which was phased in ratably over a four-year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer would result in limitations on an institution’s ability to make capital distributions and discretionary bonus payments. In addition, for an insured depository institution to be “well capitalized” under the banking agencies’ “prompt corrective action” framework, it must have a common equity Tier 1 ratio of at least 6.5%, Tier 1 capital ratio of at least 8.0%, a total capital ratio of at least 10.0%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or capital directive, or “prompt corrective action” directive issued by its primary federal or state banking regulator to meet and maintain a specific capital level for any capital measure.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress. A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection.
Any new or revised standards adopted in the future may require us to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic capital requirements. We may not be able to raise additional capital at all, or on terms acceptable to us. Failure to maintain capital to meet current or future regulatory requirements could have an adverse effect on our business, financial condition and results of operations.
We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
The BSA, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by OFAC, which is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on merger and acquisition activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.
We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”), in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the GLB Act, which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach.
Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and results of operations.
Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
We regularly use third-party vendors in our business, and we rely on some of these vendors for critical functions including, but not limited to, our core processing function. Third-party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. We expect our regulators to hold us responsible for deficiencies in our oversight or control of our third-party vendor relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or that such vendors have not performed adequately, we could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on our business, financial condition and results of operations.
The expected replacement or discontinuation of London Interbank Offered Rate (“LIBOR”) as a benchmark interest rate and a transition to an alternative reference interest rate could present operational problems and result in market disruption.
Although we expect that the capital and debt markets will cease to use LIBOR as a benchmark in the near future, the administrator of LIBOR has announced its intention to extend the publication of most tenors of LIBOR for U.S. Dollars through June 30, 2023. We cannot predict whether or when LIBOR will actually cease to be available, whether the Secured Overnight Funding Rate (“SOFR”), will become the market benchmark in its place or what impact such a transition may have on our business, financial condition and results of operations.
The Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee, has begun publishing SOFR, which is intended to replace LIBOR, and has encouraged banks to transition away from LIBOR as soon as practicable. Although SOFR appears to be the preferred replacement rate for LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. The replacement of LIBOR also may result in economic mismatches between different categories of instruments that now consistently rely on the LIBOR benchmark. Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern.
Certain of our financial products are tied to LIBOR. Inconsistent approaches to a transition from LIBOR to an alternative rate among different market participants and for different financial products may cause market disruption and operational problems, which could adversely affect us, including by exposing us to increased basis risk and resulting costs in connection, and by creating the possibility of disagreements with counterparties. As of December 31, 2022, we had seven loans indexed to LIBOR with an approximate aggregate loan value of $32.9 million (less than 2% of the Loan Portfolio), and were in process of modifying the rate on these loans through modifications to the relevant legal agreements with the respective borrowers and expect to present these revisions to customers in the second quarter of 2023. For any new loans, we are using an alternative rate as an index.
Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution’s total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital, where the outstanding balance of the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital.
As of December 31, 2022, acquisition, construction & development loans were 22% of our total risk-based capital and commercial real estate loans were 257% of our total risk-based capital. Commercial real estate loans had increased 16% during the prior 36 months. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to Environmental, Social, and Governance (“ESG”) practices may impose additional costs on us or expose us to new or additional risks.
As a regulated financial institution in the process of listing on a national exchange, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain customers and business partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Risks Related to an Investment in Our Common Stock
Our Common Stock currently has a limited trading market and is thinly traded, and a more liquid market for our Common Stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.
Our Common Stock is currently quoted on the OTC Markets Group’s Pink marketplace under the trading symbol “BHRB.” Our Common Stock is thinly traded and has substantially less liquidity than the stock of many other bank holding companies. We have applied to have our Common Stock listed on the Nasdaq Capital Market under the symbol “BHRB.” We believe that we will satisfy the listing requirements and expect that our Common Stock will be listed on the Nasdaq Capital Market concurrently with the effectiveness of this Registration Statement. Such listing, however, is not guaranteed, and, if listed, a failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Common Stock. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our Common Stock will develop or, if developed, that the market will continue. If an active trading market does not develop, you may have difficulty selling your shares of Common Stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to expand our business by using our Common Stock as consideration in an acquisition. In addition, thinly traded stocks can be more volatile than more widely traded stocks. Our share price has been volatile in the past and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control and may be unrelated to our actual operating performance.
We currently qualify as an “emerging growth company” and the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the federal securities laws, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements to hold non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act, though we may cease to be an emerging growth company earlier if our gross revenues exceed $1.235 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.
Investors and securities analysts may find it more difficult to evaluate our Common Stock because we will rely on one or more of these exemptions. If, as a result, some investors find our Common Stock less attractive, there may be a less active trading market for our Common Stock, which could result in reductions and greater volatility in the prices of our Common Stock.
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this registration, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will be required to:
•prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;
•expand the roles and duties of our Board and committees thereof;

•institute more comprehensive financial reporting and disclosure compliance procedures;
•involve and retain to a greater degree outside counsel and accountants in activities listed above;
•enhance our investor relations function;
•maintain new or enhanced internal policies, including those relating to trading in our securities and disclosure controls and procedures;
•retain additional personnel;
•comply with Nasdaq Stock Market listing standards; and
•comply with applicable requirements of the Sarbanes-Oxley Act.
We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses that we did not previously incur. These costs may materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”). Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future, and our failure to maintain effective internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations.
In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board (“PCAOB”), as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and, when we cease to be an emerging growth company under the JOBS Act, preclude our independent registered public accounting firm from rendering their report addressing an assessment of the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our Common Stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, such deficiencies may adversely affect us.
We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
Our Board may determine from time to time that we need to raise additional capital by issuing additional shares of our Common Stock or other securities. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Stock. We are not restricted from issuing additional shares of Common Stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. We may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our Common Stock, which ranks junior to our customer deposits and indebtedness. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to preemptive rights or other protections against dilution.
An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.
An investment in our Common Stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our Common Stock is inherently risky for the reasons described herein. As a result, if you acquire our Common Stock, you could lose some or all of your investment.
Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or other agent of ours to us or our shareholders, any action asserting a claim arising pursuant to any provision of the Virginia Stock Corporation Act (“VSCA”) or our Articles of Incorporation or Bylaws, or any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action. By its terms, the exclusive forum provision in our bylaws would apply to claims made under the Exchange Act or the Securities Act. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers and the provision may increase costs on a shareholder pursuing any claims against us, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition. See “Item 11 - Description of Registrant’s Securities to be Registered – Forum Selection.”

Item 2. Financial Information
Selected Financial Data
The following table sets forth summarized historical financial information for each of the periods indicated. This information should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, below, and with the accompanying consolidated financial statements included in this Registration Statement. The historical information indicated as of and for the years ended December 31, 2022, 2021, and 2020, has been derived from the Company’s audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020. Historical results set forth below and elsewhere in this Registration Statement are not necessarily indicative of future performance.

	As of and for the year December 31,
(In thousands, except ratios, share and per share data)	2022	2021	2020
Selected Financial Condition Data:
Total assets	$3,562,898	$3,621,743	$3,424,781
Total cash and cash equivalents	50,295	77,363	228,704
Total investment securities, at fair value	1,371,757	1,605,681	1,159,701
Net loans	1,866,182	1,713,364	1,801,078
Company-owned life insurance	92,487	91,062	88,977
Premises and equipment, net	53,170	36,875	40,494
Total deposits	2,920,400	2,933,417	2,789,446
FHLB advances and other borrowings	343,100	275,000	225,000
Total shareholders’ equity	273,453	389,627	384,877

Selected Operating Data:
Interest income	$112,633	$100,820	$100,997
Interest expense	8,941	4,217	11,281
Net interest income	103,692	96,603	89,716
Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Total non-interest income	17,087	17,251	19,004
Total non-interest expenses	75,946	74,414	67,633
Income before income taxes	52,299	40,442	28,439
Income tax expense	8,286	4,277	1,940
Net income	44,013	36,165	26,499

Per Share Data:
Average shares of Common Stock outstanding, basic	7,425,088	7,424,405	7,453,651
Average shares of Common Stock outstanding, diluted	7,467,717	7,430,064	7,454,460
Total shares of Common Stock outstanding	7,426	7,423.76	7,448
Basic net income per share	$5.93	$4.87	$3.56
Diluted net income per share	5.89	4.87	3.55
Dividends declared per share	2.12	2.00	2.00
Dividend payout ratio (1)	35.99%	41.07%	56.34%
Book value (at period end)	$36,824.92	$52,483.78	$51,674.66

	As of and for the year December 31,
	2022	2021	2020
Performance Ratios:
Return on average assets	1.24%	1.02%	0.82%
Return on average equity	14.28	9.35	7.23
Interest rate spread (2)	3.06	2.91	2.87
Net interest margin (3)	3.19	2.97	3.03
Efficiency ratio (4)	62.88	65.36	62.21
Capital Ratios:
Common equity tier 1 (CET 1) capital to risk-weighted assets (5)	17.97%	17.59%	16.22%
Total risk-based capital to risk weighted assets (5)	18.88	18.84	17.47
Tier 1 capital to risk-weighted assets (5)	17.97	17.59	16.22
Tier 1 capital to average assets (5)	11.34	10.81	10.75
Average equity to average assets (5)	8.65	10.93	11.34
Asset Quality Ratios:
Allowance coverage ratio	1.11%	1.82%	1.78%
Allowance for loan losses as a percentage of non-performing loans	382.74	120.75	116.05
Net charge-offs to average outstanding loans during the period	0.18	—	0.22
Non-performing loans as a percentage of total loans	0.29	1.50	1.54
Non-performing assets as a percentage of total assets	0.15	0.73	0.82
Other Data:
Number of full-service branches	23	24	23
Number of full-time equivalent employees	411	397	409
__________________
(1)Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2)The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3)The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.
(4)The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
(5)Capital ratios are for Burke & Herbert Financial Services Corp. in 2022 and Burke & Herbert Bank & Trust Company in 2021 and 2020. See Note 11— Regulatory Capital Matters, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company for additional information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties, see Disclosure Regarding Forward-Looking Statements. Actual results may differ materially from those contained in these forward-looking statements.
Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the FDIC and the Virginia BFI.
The Bank offers a full range of business and personal financial solutions designed to meet customers’ banking, borrowing, and investment needs and has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland.
The Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and non-interest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an allowance for loan losses to absorb probable incurred losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by charging a provision for loan losses against operating earnings. In order to maintain its operations and bank locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
As of December 31, 2022, we had total consolidated assets of $3.6 billion, gross loans of $1.9 billion, total deposits of $2.9 billion, and total shareholders’ equity of $273 million. As of December 31, 2022, we had 411 full-time employees. None of our employees are covered by a collective bargaining agreement.
Recent Events in the Financial Services Industry
During March 2023, the FDIC placed two large financial institutions under receivership, marking the second and third largest bank failures in U.S. history, primarily due to liquidity concerns. These failures have caused general uncertainty and concern regarding the liquidity adequacy of the banking sector as a whole. Uncertainty may be compounded by the reach and depth of media attention, including social media, and its ability to disseminate concerns or rumors about any events of these kinds or other similar risks, and have in the past and may in the future lead to market-wide liquidity problems. These failures underscore the importance of maintaining diversified sources of funding as key measures to ensure the safety and soundness of a financial institution. While the Company did not experience significant unusual deposit withdrawals related to these recent events, we cannot be assured that similar unusual deposit withdrawal activity will not affect banks generally or us in the future. The heightened focus on liquidity across the banking industry will continue to add to the already increasing competition for deposits as a source of core balance sheet funding, which is expected to cause the cost of funds at banks to continue to rise in the near-term. Should financial institutions experience shortfalls in core funding, alternative sources of liquidity would most likely cause a further increase in funding costs, placing additional pressure on overall bank profitability across the sector.
In response to events that occurred during the month of March 2023 and the attendant stress on economic agents, including various financial stock markets, the Company took multiple proactive measures to mitigate any potential financial and operational impacts. Such measures included, but were not limited to;
•dissemination of internal communication to inform the Board and employees of current events and the Company’s condition and desired market response;
•testing of available liquidity sources;
•real-time analysis of our deposit composition and deposit concentrations;
•assessment of our investment securities portfolio;
•and stress testing of liquidity and capital metrics based on observed financial conditions with particular emphasis on the causes of such risk events.

These risks are more fully described in item 1A. Risk Factors – Risk Related to Funding and Liquidity and other areas of that item. The measures taken followed meetings convened by a subcommittee provided for in our Asset/Liability policy more fully described in this Item 2.- Quantitative and Qualitative Disclosures About Market Risk – Market Risk.
The Company’s key inputs and certain assumptions of the stress testing included, but were not limited to; uninsured deposits, deposit composition and deposit flows, borrowings and borrowing capacity, interest rate movements and sensitivity, unrealized losses in the investment securities portfolio, loan balances and loan demand, credit risks and current allowances for loan losses. Results of the stress tests indicated capital levels that remained above the well-capitalized regulatory ratios and liquidity metrics remained within internal policy guidelines. For additional information related to capital, see Item 13. – Financial Statements and Supplementary Data – Note 11. The Company intends to continue conducting such stress tests on an interim basis.
As of the date of this Registration Statement, the Company believes that the recent events described herein will not have a material impact to the Company’s financial position.
Critical Accounting Policies and Estimates
Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes and are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions, and judgments inherent in those policies, are critical in understanding our financial statements.
Allowance for Loan Losses
Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses inherent in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.
The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market prices) of the impaired loan is lower than the carrying value of that loan. For impaired loans, an updated appraisal will typically be performed that reflects the most current conditions. Appraisals are generally performed by an independent third-party with relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions when appropriate. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors used for each segment include an analysis of the levels of and trends in delinquencies, nonaccrual loans, and watch list loans; trends in concentrations, volume and term of loans; effects of any changes in lending policies and practices; experience, ability, and depth of management; national and local economic trends and conditions; and any other factor as deemed appropriate.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction, and commercial mortgage loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans by segment in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.
Income Taxes
The Company’s income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated taxes due. The calculation of each component of the Company’s income tax provision is complex and requires the use of estimates and judgments in its determination. As part of the Company’s evaluation and implementation of business strategies, consideration is given to the regulations and tax laws that apply to the specific facts and circumstances for any tax positions under evaluation. Management closely monitors tax developments on both the federal and state level in order to evaluate the effect they may have on the Company’s overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.
Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expenses. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company must consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and the results of recent operations. A valuation allowance is recognized for a deferred tax asset if, based on the available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. See Note 7 — Income Taxes, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company for additional information.
Recent Accounting Developments
The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13: Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss model for loans and other financial assets with an expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than as a direct write-down (e.g., other-than-temporary impairment “OTTI”). The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. As part of the Company’s implementation efforts, we have engaged a third-party vendor, reconciled historical loan, charge-off and recovery data and determined segmentation of the loan portfolio for application of the current expected credit losses calculation. The Company has also designed calculation methodologies under the new guidance and has engaged an external vendor to perform model validation. The Company is currently designing appropriate controls and management review prior to the adoption of the standard.

The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition. Upon transition:
•the Company does not expect an impact to its debt securities based on not having any debt security classified as held-to-maturity and having no OTTI on our existing portfolio of debt securities.
•for all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective.
Subsequently, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses - (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for TDRs by creditors in ASC 310-40. This update also enhances disclosure requirements for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for a TDRs, an entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. The effective date for the amendments in this update are the same as the effective dates in Update 2016-13. This update requires prospective transition for the disclosures related to loan restructurings for borrowers experiencing financial difficulty and the presentation of gross write-offs in the vintage disclosures. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
Liquidity Management
Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company’s ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.
The Company assesses the need for liquidity in a variety of scenarios. Those scenarios may include projected growth, credit deterioration, deposit decay, interest rate changes, and a variety of other economic scenarios that can impact the liquidity position of the Company. These analyses are performed on a quarterly basis in conjunction with the Company’s Asset/Liability meetings and findings are reported to the Asset/Liability Committee (the “ALCO”) and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions.
Findings as a result of the Company’s prudent liquidity modeling may result in the change of certain products offered to customers or adjust the way the Company manages its balance sheet. Such changes could include adjusting interest rates offered on certain deposit products, changes to interest rates charged in lending activities, or the suspension of certain products and activities altogether. Times of significant economic stress may cause the mix of funding to shift and increase the likelihood of changes to certain products in order to manage the Company’s overall liquidity and capital position.
The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities and, to a lesser extent, sales of investment securities available-for-sale. Other short-term investments available to the Company that could act as potential sources of liquidity are federal funds sold, securities purchased under agreements to resell and maturing interest-bearing deposits with other banks.
The liability portion of the balance sheet provides liquidity through various customers’ interest-bearing and non-interest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity and, basically represent the Company’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.

In addition to the Company’s financial performance and condition, liquidity may be impacted by the Company’s structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its shareholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits, and other such items. Any future dividends must be set forth in the Company’s capital plans before any dividends can be paid.
Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth. See Note 6— Federal Home Loan Bank Advances and Other Short-Term Borrowings and Note 13— Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.
Capital
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.
In July 2013, the Federal Reserve published the final rules that established a new comprehensive capital framework for banking organizations, commonly referred to as Basel III. These final rules substantially revised the risk-based capital requirements applicable to bank holding companies and depository institutions. The final rule became effective January 1, 2015 for smaller, non-complex banking organizations with full implementation by January 1, 2019.
The Basel III Capital Rules require the Holding Company and the Bank to maintain minimum Common Equity Tier 1 (“CET 1”), Tier 1, and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and counter-cyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “counter-cyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Holding Company or the Bank.
Under capital adequacy guidelines and the regulatory framework for “prompt corrective action”, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Additionally, federal banking laws require regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not satisfy minimum capital requirements. The extent of these powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as such terms are defined under federal banking agency regulations. Depository institutions that do not meet minimum capital requirements will face constraints on payment of dividends, equity repurchases, and compensation based on the amount of shortfall. A depository institution that is not “well capitalized” is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, may be subject to asset growth limitations, and may be required to submit capital restoration plans.
As of December 31, 2022 and December 31, 2021, the Bank complied with all regulatory capital standards and qualifies as “well capitalized.” Note 11— Regulatory Capital Matters in Notes to Consolidated Financial Statements, contains additional discussion and analysis regarding the Company and the Bank’s regulatory capital requirements.

Effects of Inflation
The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.
Management believes the most significant potential impact of inflation on financial results is a direct result of the Company’s ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities over an economic cycle in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company’s interest rate positioning.
Key Factors Affecting Financial Performance
We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report.
Our success will depend upon, among other things, the following factors that we manage or control:
•Effectively managing capital and liquidity including:
oContinuing to maintain and, over time, grow our deposit base as a low-cost stable funding source,
oPrudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing and liquidity standards, and
oActions we take within the capital and other financial markets,
•Our ability to manage any material costs related to the execution of our strategic priorities including increased employee, infrastructure, compliance, and other costs in a profitable manner over the long term,
•Management of credit risk and interest rate risk in our portfolio,
•Our ability to manage and implement strategic business objectives within the changing regulatory environment,
•The impact of legal and regulatory-related contingencies,
•The appropriateness of critical accounting estimates and related contingencies,
•Our ability to manage operational risks related to new products and services, changes in processes and procedures or the implementation of new technology,
•The ability to make investments toward compliance with existing and evolving regulatory requirements, that will increase as the Company grows and will result in increased administrative expenses that we did not previously incur, which costs may materially increase our general and administrative expenses, and
•The ability to execute our strategic objectives while satisfying the obligations associated with being a public company, that will require significant resources and management attention and may divert management’s attention from our business operations.

Our financial performance is also substantially affected by a number of external factors outside of our control, including the following:
•Economic conditions, including the length and extent of the economic impacts of a pandemic, and the actions taken to mitigate and manage it,
•The effect of climate change on our business and performance, including indirectly through impacts on our customers,
•The actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates and inflation,
•The level of, and direction, timing and magnitude of movement in, interest rates and the shape of the interest rate yield curve,
•The functioning and other performance of, and availability of liquidity in, U.S. and global financial markets, including capital markets,
•The impact of tariffs and other trade policies of the U.S. and its global trading partners,
•Changes in the competitive landscape,
•Impacts of changes in federal, state and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending and social programs,
•The impact of market credit spreads on asset valuations,
•The ability of customers, counterparties and issuers to perform in accordance with contractual terms, and the resulting impact on our asset quality,
•Loan demand, utilization of credit commitments and standby letters of credit, and
•The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives.
The impact of these items, where material, is discussed in the applicable sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operation. For additional information on the risks we face, see Item 1A. Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation section in this item 2.
Results of Operations
Results of Operations for Years Ended December 31, 2022 and 2021
General
Consolidated net income for the year ended December 31, 2022, was $44.0 million compared to $36.2 million earned during the year ended December 31, 2021. The $7.8 million or 21.7% increase in net income in 2022 compared to 2021 was primarily the result of increases in net interest income, an increase in recapture of provision for loan losses, and the sale of corporate properties.
Net Interest Income
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.

Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $103.7 million for the year ended December 31, 2022, compared to $96.6 million for the year ended December 31, 2021. The increase in net interest income was primarily driven by a higher volume of interest-bearing assets and higher interest rates offset by higher volume of interest-bearing liabilities. Investment securities were the primary driver of increased net interest income due to both volume and rate. While the Federal Reserve acted aggressively to increase short-term rates during the year, increases in the average rate for interest-bearing liabilities lagged the increase in the Federal Funds Rate significantly.
Interest Income
Total interest income was $112.6 million for the year ended December 31, 2022 compared to $100.8 million for the year ended December 31, 2021, an increase of 11.7%. The increase in interest income was primarily driven by an increase in both rates and volume for the securities portfolio along with rates increasing for the loan portfolio. Interest income on securities and loans increased by $11.1 million and $470 thousand, respectively.
Interest Expense
Total interest expense was $8.9 million for the year ended December 31, 2022 compared to $4.2 million for the previous year ended December 31, 2021, an increase of 112.0%. The increase in expense was primarily driven by both rate and volume on our borrowed funds in addition to rate increases on our interest-bearing deposits. Interest expense on borrowed funds and interest-bearing deposits increased by $3.7 million and $996 thousand, respectively.
Provision for (Recapture of) Loan Losses
Recapture of loan loss provision was $7.5 million for the year ended December 31, 2022, compared to a recapture of $1.0 million for the year ended December 31, 2021. The increased recapture of provision in 2022 vs. 2021 was primarily due to improving credit expectations and improvement in the economy since the end of the pandemic related recession in 2020. See Note 3 — Loans in Notes to Consolidated Financial Statements, for further information.
Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2022 vs. 2021
	2022	2021	Amount	Percent
Fiduciary and wealth management	$5,309	$5,162	$147	2.8%
Service charges and fees	6,855	6,328	527	8.3
Net gains (losses) on securities	(454)	(4)	(450)	11250.0
Income from Company-owned life insurance	2,656	2,325	331	14.2
Other non-interest income	2,721	3,440	(719)	(20.9)
Total	$17,087	$17,251	$(164)	(1.0)%
Non-interest income declined 1.0% for the year ended December 31, 2022 compared to December 31, 2021. The decrease was primarily driven by a decrease in other non-interest income of $719 thousand and losses recognized on the sale of securities of $450 thousand. These were offset by an increase in revenue earned from service charges and fees of $527 thousand, an increase in income from Company-owned life insurance of $331 thousand, and increase in fiduciary and wealth management fees of $147 thousand.

The decline in other non-interest income was primarily due to lower mortgage servicing release premiums of $1.2 million due to selling fewer residential mortgage loans to third parties. This decline was offset by other items including higher dividends from FHLB and higher merchant and credit card fees. See Note 21 — Revenue from Contracts with Customers in Notes to Consolidated Financial Statements for further information.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2022 vs. 2021
	2022	2021	Amount	Percent
Salaries and wages	$39,438	$37,099	$2,339	6.3%
Pensions and other employee benefits	7,700	7,621	79	1.0
Occupancy	5,621	6,444	(823)	(12.8)
Equipment rentals, depreciation and maintenance	5,768	5,481	287	5.2
Other	17,419	17,769	(350)	(2.0)
Total	$75,946	$74,414	$1,532	2.1%
Non-interest expense increased 2.1% for the year ended December 31, 2022 compared to December 31, 2021. The main drivers for this increase were salaries and wages increasing by $2.3 million offset by decreases in occupancy of $823 thousand and decrease in other expenses of $350 thousand. In 2022, the Company continued its strategy of market expansion to support growth initiatives. Additionally, the Company purchased a new corporate center and incurred legal expenses associated with that activity as well as with our corporate restructuring. These increased expenses were offset by the sale of corporate properties that resulted in a net gain of $4.5 million. See Note 19 —Other Operating Expenses in Notes to Consolidated Financial Statements for further information on “Other” non-interest expense.
Income Tax Expense
Income tax expense was $8.3 million for the year ending in December 31, 2022, an increase of $4.0 million from the tax provision for 2021. For 2022 and 2021, our effective tax rates were 15.8% and 10.6%, respectively. An increase in income from operations led to the increase in the effective tax rate for 2022. The effective tax rate going forward will continue to depend on income from operations as well as any legislative corporate tax changes but is not expected to decline unless income from operations decreases.
Results of Operations for Years Ended December 31, 2021 and 2020
General
Consolidated net income for the year ended December 31, 2021, was $36.2 million compared to $26.5 million earned during the year ended December 31, 2020. The $9.7 million or 36.5% increase in net income in 2021 compared to 2020 was primarily the result of increases in net interest income and a recapture of provision for loan losses compared to provision for loan losses recognized during 2020.
Net Interest Income
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.

Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $96.6 million for the year ended December 31, 2021, compared to $89.7 million for the year ended December 31, 2020. The increase in net interest income was driven primarily by a decrease in rates paid on our cost of funds and an increase in the volume of investment securities purchased. Federal Funds rate cuts enacted by the Federal Reserve in 2020 continued to keep short-term market rates low during 2021. Our interest expense paid on deposits and borrowed funds fell significantly in 2021 in comparison to 2020. We increased our purchases of investment securities in 2021 due to increased liquidity. While lower long-term market rates on purchased investment securities negatively impacted net interest income, the decrease was more than offset by the increase in volume of security purchases. Lower loan volume and lower rates for new loans negatively impacted our net interest income.
Interest Income
Total interest income was $100.8 million for the year ended December 31, 2021 compared to $101.0 million for the year ended December 31, 2020, a decrease of 0.2%. The decrease in interest income was primarily driven by decreases in loans as well as a decline in loan rates resulting in lower loan interest income of $5.1 million offset by higher securities-related interest income of $5.4 million.
Interest Expense
Total interest expense was $4.2 million for the year ended December 31, 2021 compared to $11.3 million for the previous year ended December 31, 2020, a decrease of 63% due to lower rates on interest-bearing liabilities. Interest expense on deposits totaled $2.7 million in 2021 compared to $9.7 million in 2020, while interest on borrowed funds fell to $1.4 million from $1.6 million in the previous year.
Provision for (Recapture of) Loan Losses
Recapture of loan loss provision was $1.0 million for the year ended December 31, 2021, compared to a provision for loan losses of $12.6 million for the year ended December 31, 2020. The provision recovery in 2021 was primarily due to improving credit expectations and improvement in the economy since the end of the pandemic related recession in 2020. See Note 3 — Loans in Notes to Consolidated Financial Statements, for further information.
Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2021 vs. 2020
	2021	2020	Amount	Percent
Fiduciary and wealth management	$5,162	$4,451	$711	16.0%
Service charges and fees	6,328	5,700	628	11.0
Net gains (losses) on securities	(4)	1,944	(1,948)	(100.2)
Income from Company-owned life insurance	2,325	2,303	22	1.0
Other non-interest income	3,440	4,606	(1,166)	(25.3)
Total	$17,251	$19,004	$(1,753)	(9.2)%
Non-interest income declined 9.2% for the year ended December 31, 2021 compared to December 31, 2020. The decrease was primarily driven by net losses on the sale of securities of $1.9 million and a decrease in other non-

interest income of $1.2 million, offset by an increase in fiduciary and wealth management fees of $711 thousand and an increase in service charges and fees of $628 thousand.
The decrease in other non-interest income was primarily due to election of the fair value option for secondary mortgage market commitments in 2020, offset by higher merchant and credit card fees. See Note 13 — Commitments and Contingencies and Note 21 — Revenue in Notes to Consolidated Financial Statements for further information.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2021 vs. 2020
	2021	2020	Amount	Percent
Salaries and wages	$37,099	$33,377	$3,722	11.2%
Pensions and other employee benefits	7,621	7,568	53	0.7
Occupancy	6,444	6,003	441	7.3
Equipment rentals, depreciation and maintenance	5,481	4,935	546	11.1
Other	17,769	15,750	2,019	12.8
Total	$74,414	$67,633	$6,781	10.0%
Non-interest expense increased 10.0% for the year ended December 31, 2021 compared to December 31, 2020. The primary drivers of the increase included an increase in salaries and wages of $3.7 million and an increase in other non-interest expense of $2.0 million. In 2021, the Company initiated its strategy of market expansion to support growth initiatives and to build out necessary infrastructure to support those initiatives.
An increase in occupancy expense of $441 thousand and increase in equipment rentals depreciation, and maintenance of $546 thousand was primarily related to branch and loan production office expansion. Other non-interest expense increased primarily due to increased spend on consultants of $484 thousand and regulatory examination costs of $460 thousand. See Note 19 — Other Operating Expenses in Notes to Consolidated Financial Statements for further information.
Income Tax Expense
Income tax expense was $4.3 million for the year ending in December 31, 2021, an increase of $2.3 million from the tax provision for 2020. For 2021 and 2020, our effective tax rates were 10.6% and 6.8%, respectively. An increase in income from operations led to the increase in the effective tax rate in 2021.
Net Interest Margin for Years Ended December 31, 2022, 2021 and 2020
The tax-adjusted net interest margin was 3.19% for the year ended December 31, 2022, compared to 2.97% for the year ended December 31, 2021. The increase in tax-adjusted net interest margin was primarily driven by the increase in market rates which increased the yield earned on marketable securities. However, this increase on the interest income was offset by an increase in rates paid on the deposit portfolio and on our borrowings.
The yield for the year ended December 31, 2022 for the loan portfolio was 4.15% compared to 4.09% for the year ended December 31, 2021. The increase was primarily the result of increasing loan production with higher interest rates in a rising rate environment.
For the year ended December 31, 2022, the tax-adjusted yield on the total investment securities portfolio was 2.71% compared to 2.18% for the year ended December 31, 2021. The increase was primarily due to higher market interest rates which increased the effective rate earned on investment securities.

The rate paid on interest-bearing deposits increased to 0.19% during the year ended December 31, 2022 from 0.14% during the year ended December 31, 2021. The increase was a result of market and economic conditions which led to an increase in our offering rate for selected parts of our deposit portfolio. Increases in deposit rates lagged behind the increases in the Federal Funds Rate during the year, which helped to keep the overall rate paid on deposits at a low level. Continuing increases by the Federal Reserve and in the market rates will impact our cost of funds rate.
The rate paid on FHLB and other borrowings for the year ended December 31, 2022 was 1.93% compared to 0.64% for the corresponding period in 2021. The increase was due to the increase in short-term borrowing costs driven by the increases in the Federal Funds Rate during the year that may continue to increase our overall borrowing costs.
The tax-adjusted net interest margin was 2.97% for the year ended December 31, 2021, compared to 3.03% for the year ended December 31, 2020. The decrease in tax-adjusted net interest margin was primarily a result of a decrease in the interest rate earned on marketable securities which was mostly offset by declines in rates paid on the deposit portfolio and on other borrowings.
The yield for the year ended December 31, 2021 for the loan portfolio was 4.09% compared to 4.06% for the year ended December 31, 2020. The increase was primarily the result of higher interest rates on additional closed loans.
For the year ended December 31, 2021, the tax-adjusted yield on the total investment securities portfolio was 2.18% compared to 2.68% for the year ended December 31, 2020. The decrease of 50 basis points was primarily due to the lower yield environment which decreased the effective rate earned on investment securities.
The rate paid on interest-bearing deposits decreased to 0.14% during the year ended December 31, 2021 from 0.51% during the year ended December 31, 2020. This decrease was a result of management’s decision to decrease our offering rate for our interest-bearing deposits across our product portfolio, consistent with Federal Reserve rate cuts enacted in 2020 and market reductions in deposit offering rates.
The rate paid on FHLB and other borrowings for the year ended December 31, 2021 was 0.64% compared to 0.73% for the corresponding period in 2020. This decrease was primarily due the lower rate environment in 2021 which decreased short-term borrowing costs, consistent with the decline in the Federal Funds Rate in 2020.

The following table sets forth the major components of net interest income and the related yields and rates for the years ended December 31, 2022, 2021, and 2020 for comparison (dollars in thousands).

	For the Years Ended December 31,
	2022			2021			2020
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/ Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/ Paid
Assets:
Loans, gross(1)(2)	$1,773,883	$73,640	4.15%	$1,789,172	$73,169	4.09%	$1,928,264	$78,262	4.06%
Interest-bearing deposits and fed funds sold	42,695	436	1.02	173,130	207	0.12	204,408	709	0.35
Taxable securities	1,149,023	29,616	2.58	1,017,398	17,537	1.72	634,136	13,288	2.10
Tax-exempt securities(3)	361,671	11,316	3.13	361,743	12,540	3.47	275,725	11,060	4.01
Total securities	1,510,694	40,932	2.71	1,379,141	30,077	2.18	909,861	24,348	2.68
Total interest-earning assets	3,327,272	115,008	3.46	3,341,443	103,453	3.10	3,042,533	103,319	3.40
Non-interest-earning assets	234,062			198,843			187,394
Total assets	$3,561,334			$3,540,286			$3,229,927

Liabilities and shareholders’ equity:
Deposits:
Non-interest-bearing demand	$971,618			$931,987			$741,814
Interest-bearing demand	580,901	202	0.03%	552,996	236	0.04%	474,934	572	0.12%
Savings	1,116,941	1,551	0.14	1,095,777	1,170	0.11	1,037,291	3,939	0.38
Time	293,418	1,989	0.68	320,944	1,338	0.42	384,274	5,185	1.35
Total interest-bearing deposits	1,991,260	3,742	0.19	1,969,717	2,744	0.14	1,896,499	9,696	0.51
Total deposits	2,962,878	3,742	0.13	2,901,704	2,744	0.09	2,638,313	9,696	0.37
Borrowings:
FHLB advances and other	269,576	5,199	1.93	229,065	1,472	0.64	216,848	1,585	0.73
Total interest-bearing liabilities	2,260,836	8,941	0.40	2,198,782	4,216	0.19	2,113,347	11,281	0.53
Non-interest-bearing liabilities	20,721			22,696			8,448
Equity	308,159			386,821			366,318
Total liabilities and equity	$3,561,334			$3,540,286			$3,229,927

Taxable-equivalent net interest income /net interest spread(4)		106,067	3.06%		99,237	2.91%		92,038	2.87%
Taxable-equivalent net interest margin(5)			3.19%			2.97%			3.03%
Taxable-equivalent net adjustment		(2,375)			(2,633)			(2,323)
Net interest income		$103,692			$96,604			$89,715
Net interest-earning assets	$1,066,436			$1,142,661			$929,186
__________________
(1)Non-accrual loans are included in average loan balances.
(2)Loan fees are included in the calculation of interest income.
(3)Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4)The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(5)The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.
Net interest margin as presented above is calculated by dividing fully tax-equivalent (“FTE”) net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on an FTE basis, yields on taxable, nontaxable and partially taxable assets are comparable; however, the adjustment to an FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income then subtracting total interest expense. As a non-GAAP measure, FTE interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. The following table reconciles net interest income to FTE net interest income (in thousands).

	December 31, 2022	December 31, 2021	December 31, 2020
GAAP Financial Measurements
Interest Income - Loans	$73,640	$73,170	$78,262
Interest Income - Securities taxable	29,616	17,537	13,288
Interest Income - Securities tax-exempt	8,940	9,907	8,737
Interest Income - Other interest income	437	206	710
Interest Expense - Deposits	3,742	2,746	9,696
Interest Expense - Borrowed funds	5,136	1,432	1,579
Interest Expense - Other	63	39	6
Total Net Interest Income	$103,692	$96,603	$89,716

Non-GAAP Financial Measurements
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	2,375	2,634	2,322
Total Tax Benefit on Tax-Exempt Interest Income (1)	2,375	2,634	2,322
Tax-Equivalent Net Interest Income	$106,067	$99,237	$92,038
__________________
(1)Tax benefit was calculated using the federal statutory tax rate of 21%.
Rate/Volume Analysis
The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance, and are allocated to the volume variance. See table below (in thousands).

	2022 vs. 2021			2021 vs. 2020
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:
Loans, gross	$(710)	$1,180	$470	$(5,092)	$—	$(5,092)
Securities(1)	3,564	7,290	10,854	10,234	(4,505)	5,729
Interest-bearing deposits and fed funds sold	(1,335)	1,565	230	(37)	(466)	(503)
Total interest income on interest-earning assets	$1,519	$10,035	$11,554	$5,105	$(4,971)	$134
Expense from the interest-bearing liabilities:
Interest-bearing demand deposits	$10	$(45)	$(35)	$33	$(369)	$(336)
Savings deposits	29	351	380	62	(2,831)	(2,769)
Time	(188)	839	651	(228)	(3,619)	(3,847)
Total interest expense on interest-bearing deposits	$(149)	$1,145	$996	$(133)	$(6,819)	$(6,952)
Borrowings	$754	$2,973	$3,727	$78	$(192)	$(114)
Taxable-equivalent net interest income	$914	$5,917	$6,831	$5,160	$2,040	$7,200
__________________
(1)Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.
Analysis of Financial Condition for Years Ended December 31, 2022 and 2021
Assets decreased by $59 million to $3.56 billion as of December 31, 2022, compared to $3.62 billion as of December 31, 2021. The decrease in assets was primarily due to a decrease in the fair value of our securities portfolio, which amounted to $1.37 billion at year-end 2022 compared to $1.61 billion at year-end 2021, which was primarily driven by increase in rates that resulted in unrealized losses of $165.8 million. This decrease in assets was offset by an increase in gross loan balances of $142.1 million. Deposits decreased in 2022 by $13.0 million offset by an increase in borrowed funds of $68.1 million.
Investment Securities
Our investment policy is established and reviewed annually by the Board. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers’ acceptances and federal funds. Our securities are all classified as “available-for-sale” (“AFS”).
Our investments provide a source of liquidity because we can pledge them to support borrowed funds or can liquidate them to generate cash proceeds. Our investment portfolio is also a resource in managing interest rate risk, because the maturity and interest rate characteristics of this asset class can be readily changed to match changes in the loan and deposit portfolios. The majority of our available-for-sale investment portfolio is comprised of obligations of states and municipalities and residential mortgage-backed securities. During 2022, the overall value of our holdings decreased as long-term interest rates rose significantly which negatively impacted the value of our AFS portfolio.

The following tables reflect the amortized cost and fair market values for the total portfolio for each category of investment for 2022 and 2021 (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed — agency	57,883	14	4,836	53,061
Residential mortgage backed — non-agency	365,983	2	26,690	339,295
Commercial mortgage backed — agency	61,810	75	1,952	59,933
Commercial mortgage backed — non-agency	191,709	10	8,420	183,299
Asset backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$185,085	$98	$742	$184,441
Obligations of states and municipalities	651,000	20,285	5,718	665,567
Residential mortgage backed — agency	63,568	372	1,153	62,787
Residential mortgage backed — non-agency	245,794	863	2,349	244,308
Commercial mortgage backed — agency	78,830	411	358	78,883
Commercial mortgage backed — non-agency	170,048	2,492	336	172,204
Asset backed	192,930	3,127	532	195,525
Other	2,000	—	34	1,966
	$1,589,255	$27,648	$11,222	$1,605,681
The investment maturity table below summarizes contractual maturities for our investment securities at December 31, 2022. The actual timing of principal payments may differ from remaining contractual maturities because obligors may have the right to repay certain obligations with or without penalties. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security (dollars in thousands).

	December 31, 2022
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	—%	$40	1.34%	$158,300	1.36%	$—	—%	$198,154	1.36%
Obligations of states and municipalities	5,235	5.49	1,563	2.46	277,320	2.12	266,472	2.11	550,590	2.15
Residential mortgage backed - agency	42	4.38	34,100	4.49	23,741	1.59	—	—	57,883	3.30
Residential mortgage backed - non-agency	28,203	2.33	265,190	3.83	68,172	3.38	4,418	4.97	365,983	3.65
Commercial mortgage backed - agency	415	4.00	56,622	4.53	4,773	4.19	—	—	61,810	4.50
Commercial mortgage backed - non-agency	32,979	6.51	153,572	4.18	5,158	1.43	—	—	191,709	4.51
Asset backed	3,255	2.49	33,495	4.94	65,041	5.14	—	—	101,791	4.99
Other	—	—	—	—	9,500	4.34	—	—	9,500	4.34
Total	$70,129	4.55%	$584,396	3.92%	$612,005	2.41%	$270,890	2.15%	$1,537,420	3.04%
Lending Activities
Our loan portfolio consists primarily of commercial real estate loans but we offer a variety of products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans and general economic conditions. Any of these factors may adversely impact a borrower’s ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 1 — Nature of Business Activities and Significant Accounting Policies and Note 3 — Loans in Notes to Consolidated Financial Statements.
The following tables set forth the composition of our loan portfolio as of the dates indicated (in thousands):

	2022	2021
Commercial real estate	$1,109,315	$1,031,641
Owner-occupied commercial real estate	127,114	125,613
Acquisition, construction & development	94,450	109,518
Commercial & industrial	53,514	58,818
Single family residential (1-4 units)	499,362	415,594
Consumer non-real estate and other	3,466	3,889
	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
	$1,866,182	$1,713,364
The loan portfolio at December 31, 2022 increased by $142 million primarily due to commercial and residential real estate loan production which was offset by SBA PPP loan forgiveness of $30 million. The Company’s organic growth has occurred in both legacy and newer markets, principally in commercial real estate.
The following table shows the maturity distribution for total loans outstanding as of December 31, 2022. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balance of loans are indicated by both fixed and floating rate categories in the table below (in thousands).

	December 31, 2022
	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Total
Loans:
Commercial real estate	$43,119	$24,293	$488,964	$62,717	$424,536	$63,700	$1,986	$—	$1,109,315
Owner-occupied commercial real estate	8,241	34	56,767	4,334	55,964	599	—	1,175	127,114
Acquisition, construction & development	22,096	39,068	2,650	24,093	5,943	600	—	—	94,450
Commercial & industrial	1,104	4,992	40,186	6,104	1,128	—	—	—	53,514
Total commercial loans	74,560	68,387	588,567	97,248	487,571	64,899	1,986	1,175	1,384,393
Single family residential (1-4 units)	2,769	20,462	13,009	15,314	19,770	10,106	252,541	165,391	499,362
Consumer non-real estate and other	535	526	850	638	455	—	22	440	3,466
Total loans	$77,864	$89,375	$602,426	$113,200	$507,796	$75,005	$254,549	$167,006	$1,887,221
Asset Quality
The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions.
A loan is placed on nonaccrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management’s best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection.
The Company’s asset quality remained strong through 2022. The Company’s non-performing assets, which includes non-performing loans consisting of nonaccrual loans, loans that are more than 90 days past due, and other real estate owned, as of December 31, 2022 and 2021 totaled $5.5 million and $26.3 million, respectively. The change in Company’s nonaccrual amount was primarily due to the sale of one nonaccrual portfolio loan of $19.6 million in 2022.
The following table summarizes the Company’s non-performing assets as of December 31, 2022 and 2021 (in thousands).

	12/31/2022	12/31/2021
Non-accrual loans	$5,497	$26,261
90 days past due and still accruing	—	—
Total non-performing loans	5,497	26,261

Other real estate owned	—	—

Total non-performing assets	$5,497	$26,261

Allowance for Loan Losses
Refer to the discussion in the “Critical Accounting Policies and Estimates” section above for management’s approach to estimating the allowance for loan losses.
Gross charged-off loans were $3.5 million, $0.2 million, and $6.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. A majority of the charge-offs in 2022 related to a loan that the Company sold as part of a portfolio management strategy. Gross recoveries totaled $246 thousand, $256 thousand, and $1.8 million for the years ended December 31, 2022, 2021, and 2020. The allowance for loan loss as a percentage of gross loans, net of unearned income was 1.11%, 1.82%, and 1.78% as of December 31, 2022, 2021, and 2020, respectively. The decrease in the allowance coverage ratio was due to a decrease in the rate of qualitative factors in relation to changes in watch list credits among other factors, as well as the reduction of uncertainty stemming from the COVID-19 pandemic and its downstream impacts on the economy as a whole, including the Company’s borrowers.
The Company recorded a provision recapture of $7.5 million, $1.0 million and a provision for $12.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The recapture of loan losses, in 2022, compared to the same period in 2021 primarily reflects changes in the Company’s evaluation of environmental factors and qualitative factors that were adjusted to account for the risks to certain industry subgroups and portfolio segments within our portfolio a result of the emergence of the COVID-19 pandemic.

The following table summarizes the changes in the Company’s allowance for loan losses for the years indicated (dollars in thousands):

	2022	2021	2020
Loans outstanding at end of period	$1,887,221	$1,745,073	$1,833,775
Balance of allowance at beginning of year	(31,709)	(32,697)	(24,201)
Loans charged-off
Commercial real estate	3,282	127	—
Owner-occupied commercial real estate	—	—	—
Acquisition, construction & development	—	—	—
Commercial & industrial	20	—	5,858
Residential	—	16	44
Consumer non real estate and other	148	99	94
Total loans charged-off	3,450	242	5,996
Recoveries of loans charged-off
Commercial real estate	38	13	14
Owner-occupied commercial real estate	—	17	—
Acquisition, construction & development	—	—	—
Commercial & industrial	—	20	1,726
Residential	184	183	65
Consumer non-real estate and other	24	23	39
Total recoveries of loans charged-off	246	256	1,844
Net loan charge-offs (recoveries)	3,204	(14)	4,152
Provision for (recapture of) the period	(7,466)	(1,002)	12,648
Ending allowance	$(21,039)	$(31,709)	$(32,697)

Average loans outstanding during the period	$1,773,883	$1,789,172	$1,928,264
Allowance coverage ratio(1)	1.11%	1.82%	1.78%
Net charge-offs to average outstanding loans during the period(2)	0.18	—	0.22
Allowance for loan losses as a percentage of non-performing loans(3)	382.74	120.75	116.05
__________________
(1)The allowance coverage ratio is calculated by dividing the allowance for loan losses at the end of the period by gross loans, net of unearned income at the end of the period.
(2)The Net charge-offs to average outstanding loans during the period is calculated by dividing total net loan charge-offs (recoveries) during the year by average gross loans outstanding during the year.
(3)The Allowance for loan losses as a percentage of non-performing loans ratio is calculated by dividing the allowance for loan losses at the end of the period by nonaccrual loans at the end of the period.

The following table summarizes the allowance for loan losses by portfolio with a comparison of the percentage composition in relation to total allowance for loan losses and total loans as of December 31, 2022 and December 31, 2021 (dollars in thousands).

	December 31, 2022
	Allowance for loan losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$15,477	73.56%	58.78%
Owner-occupied commercial real estate	635	3.02	6.74
Acquisition, construction & development	2,082	9.90	5.00
Commercial & industrial	438	2.08	2.84
Residential	2,379	11.31	26.46
Consumer non-real estate and other	28	0.13	0.18
Total	$21,039	100.00%	100.00%

	December 31, 2021
	Allowance for loan losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$25,112	79.20%	59.11%
Owner-occupied commercial real estate	611	1.93	7.20
Acquisition, construction & development	3,369	10.62	6.28
Commercial & industrial	160	0.50	3.37
Residential	2,434	7.68	23.82
Consumer non-real estate and other	23	0.07	0.22
Total	$31,709	100.00%	100.00%
Derivative Financial Instruments
The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company recognizes derivative financial instruments at fair value as either other assets or other liabilities on the Consolidated Balance Sheets. The Company’s use of derivative financial instruments are described more fully in Note 12 — Derivatives in Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and/or use these commitments. See Note 13— Commitments and Contingencies in Notes to Consolidated Financial Statements for a discussion of credit extension commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Funding Activities
The Company’s funding activities are monitored and governed through the Company’s asset/liability management process. Deposits are the primary source of funds for lending and investing activities. The Company also utilizes brokered deposits, as well as advances from the FHLB, as funding sources in addition to customer deposits.
Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. We may obtain advances from the FHLB. Advances are secured by both securities and loans, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. FHLB advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.
At December 31, 2022 and 2021, we were permitted to borrow up to an aggregate total of $875.3 million and $889.1 million, respectively, from the FHLB. There were FHLB borrowings of $343.1 million and $275 million outstanding at December 31, 2022 and 2021. Additionally, we had credit availability of $90 million with correspondent banks as of December 31, 2022 and December 31, 2021 for short-term liquidity needs, if necessary. As of December 31, 2022 and 2021, there were no borrowings under this facility.
The following table shows certain information regarding Federal Home Loan Bank advances at year end 2022 and 2021 (dollars in thousands):

	2022	2021
Balance at end of period	$343,100	$275,000
Weighted average interest rate at end of period	4.42%	0.55%
Deposits
Total deposits decreased by $13.0 million from December 31, 2021 to December 31, 2022 due to economic and competitive conditions. The Company issued brokered deposits that amounted to $100.3 million at December 31, 2022 and are included in the table below.
The following table sets forth the average balances of deposits and the average interest rates paid as of the dates indicated (dollars in thousands).

	December 31, 2022		December 31, 2021
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Demand, non-interest-bearing	$971,618	—%	$931,987	—%
Demand, interest-bearing	580,901	0.03	552,996	0.04
Money market and savings	1,116,941	0.14	1,095,777	0.11
Time deposits, other	293,418	0.68	320,944	0.42
Total interest-bearing	1,991,260	0.19	1,969,717	0.14
Total Deposits	$2,962,878	0.13	$2,901,704	0.09
Total average deposits increased by $61.2 million but the Company started to see deposit balances decreasing in late 2022. The Company continues to seek organic growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy. Management evaluates its utilization of brokered deposits, taking into consideration the interest rate curve and regulatory views on non-core funding sources, and balances this funding source with its funding needs based on growth initiatives.
The Company has deposits that meet or exceed the FDIC insurance limit of $250,000 of $843.4 million and $836.1 million at December 31, 2022 and December 31, 2021. The Company does not have material deposit concentration risk to any significant market, industry or individual at December 31, 2022.

The following table sets forth maturity ranges of certificates of deposit as of December 31, 2022 that meet or exceed the FDIC insurance limit (in thousands).

December 31, 2022
Due within 3 months or less	$5,910
Due after 3 months and within 6 months	18,242
Due after 6 months and within 12 months	7,811
Due after 12 months	655
Total uninsured, time deposits	$32,618
Shareholders’ Equity
Total shareholders’ equity at December 31, 2022 was $273.5 million, compared to $389.6 million at December 31, 2021. Shareholders’ equity decreased by $116.1 million primarily due to unrecognized losses in the AFS securities portfolio which was somewhat offset by our net income for the year. Accumulated other comprehensive income decreased $146.5 million, as a result of a decrease in the fair value of investment securities available-for-sale.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure. Our profitability is affected by fluctuations in interest rates; a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on net interest income using several tools.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
The ALCO meets no less than once per quarter. In addition, the Company’s Asset/Liability policy provides for a subcommittee of the ALCO, comprised of executive and senior management that, upon the determination that abnormal market risks are occurring or may be forthcoming, will convene with the responsibility of making all decisions related to mitigation of potential negative impacts to the Company. This subcommittee acts as a clearinghouse for information on Company earnings, credit risk, lending and deposit activities, and liquidity management necessary for internal communications, including to the Board, and external communications.
Interest Rate Sensitivity
Interest rate risk is the risk to earnings and fair value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk) and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).
The rates on some interest-bearing financial instruments may adjust promptly with changes in market rates, while others adjust only periodically or are fixed for a predefined term. Such instances can cause a mismatch between the sensitivity and behavior of financial assets and liabilities. Interest rate fluctuations and economic factors, coupled with repricing mismatches and embedded options inherent in these financial assets and liabilities, may impact the Company’s interest expense, interest income, and the value of certain financial assets and liabilities. Through the ALCO, we attempt to manage the balance sheet in a manner that increases the benefit or reduces the negative impacts from such events.
The overall impact of changes in interest rates including, but not limited to, the impact to our net interest income and to our securities portfolio, can be enhanced or diluted depending on the variability of interest rates. From time to time, the Company may hedge its interest rate risk position, which can impact earnings. We generally do not hedge all of our interest rate risk nor can we guarantee that any attempts to do so will be successful. See Note 12 Derivatives in Notes to Consolidated Financial Statements for a discussion of our hedging activity.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The ALCO, using policies and procedures approved by the Company’s Board, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of, but is not limited to, borrowings with the FHLB, federal funds purchased and certificates of deposit from institutional brokers.

The Company uses several tools to manage its interest rate risk including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock,” in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months. This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months.

	As of December 31, 2022	As of December 31, 2021
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income	Percentage Change in Net Interest Income
400	(12.3)%	0.4%
300	(9.2)	0.8
200	(6.2)	0.1
100	(3.0)	(0.8)
(100)	(2.0)	(5.1)
Economic Value of Equity Analysis (“EVE”). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2022 and December 31, 2021.

	As of December 31, 2022	As of December 31, 2021
Change in Interest Rates (in Basis Points)	Percentage Change in EVE	Percentage Change in EVE
400	(21.0)%	(11.2)%
300	(15.8)	(7.4)
200	(10.5)	(4.2)
100	(4.7)	(1.1)
(100)	0.1	(9.1)

Item 3. Properties
The Company is headquartered in Alexandria, Virginia and conducts business through its headquarters and operational offices, twenty-three full-service bank branches, and four loan production offices. We own fourteen of the twenty-three full-service branches. The Company owns its principal executive office at 100 S. Fairfax Street, Alexandria, VA. In July 2022, we acquired a building located at 5680 King Centre Drive in Alexandria, Virginia and intend to consolidate a significant portion our workforce into this corporate center in the second half of 2023.
We own or lease other premises for use in conducting our business activities, including bank branches, an operations center, and offices in Alexandria, Annandale, Arlington, Ashburn, Burke, Centreville, Falls Church, Fredericksburg, Manassas, McLean, Richmond, Springfield, Vienna, Woodbridge Counties, VA and in Montgomery County, MD. We believe that our current facilities and planned relocation are adequate to meet our present and foreseeable needs, subject to possible future expansion. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location.

Item 4. Security Ownership of Certain Beneficial Owners and Management
The following table sets forth the beneficial ownership of the Company’s Common Stock as of February 24, 2023, for (i) each member of the Board, (ii) each named executive officer (as defined below, see Item 6 – Executive Compensation), (iii) each person known to the Company to be the beneficial owner of more than 5% of the Company’s Common Stock and (iv) the members of the Board and the executive officers of the Company as a group. Information with respect to beneficial owners of more than 5% of the Company’s securities is based on completed questionnaires and related information provided by such beneficial owners as of February 24, 2023. Except as indicated, all shares of the Company’s securities are owned directly, and the person or entity listed as the beneficial owner has sole voting and investment power. The address for each of the individuals in the table below is c/o Burke & Herbert Financial Services Corp., 100 S. Fairfax Street, Alexandria, Virginia, 22314.

Name, Position and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
David P. Boyle(2) Chair, President & Chief Executive Officer	12,680	*
Roy E. Halyama Executive Vice President & Chief Financial Officer	—	*
Jeffrey A. Welch Executive Vice President Chief Credit Officer	1,040	*
E. Hunt Burke(3) Director	296,040	3.99%
S. Laing Hinson(4) Vice Chair and Director	75,400	1.02%
Mark G. Anderson(5) Director	16,000	*
Julian F. Barnwell, Jr.(6) Director	319,869	4.31%
Katherine D. Bonnafé Director	3,400	*
James M. Burke(7) Director	264,460	3.56%
Nicolas Carosi III(8) Director	4,440	*
Michael D. Lubeley Director	3,600	*
Shawn P. McLaughlin(9) Director	44,750	*
Jose D. Riojas(10) Director	13,600	*
All directors and executive officers as a group (19 people)(11)	1,061,859	14.30%
__________________
*Percentage of ownership is less than 1% of the Company’s outstanding shares of Common Stock.
(1)Calculated in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.
(2)Includes 1,040 shares underlying Restricted Stock Units (“RSUs”) that vest March 19, 2023.
(3)Includes 281,200 shares indirectly held in capacity as co-trustee for the Mary-Julia Burke Trust and 1,320 shares held by spouse.
(4)Includes 31,040 shares held by S.L. Hinson Associates, LLLP, an affiliated company, and 24,800 shares held by Kedge Capital, LLC, an affiliated company.
(5)Includes 9,600 shares held by the Mark G. Anderson Irrevocable Trust and 5,600 shares held by the Cynthia M. Anderson Revocable Trust.
(6)Includes 76,660 shares held in capacity as Trustee for the Barnwell Family Trust, 79,240 shares held in capacity as Trustee for the Barnwell Charitable Lead Trust, and 151,889 shares held in capacity as Trustee for the Patricia Barnwell Irrevocable Trust.
(7)Includes 256,980 shares held in capacity as co-Trustee for The Burke Living Trust.
(8)Includes 400 shares held by spouse.
(9)Includes 650 shares held by McLaughlin Ryder Investments, Inc., an affiliated company.

(10)Includes 10,600 shares held by the Jose and Susan Joint Revocable Trust.
(11)Includes securities held directly and indirectly by all current Company executive officers (see Item 5 — Directors and Executive Officers), including, in addition to the named executive officers in this table, Joseph F. Collum, Emily S. Debeniotis, Kirtan Parikh, Shannon B. Rowan, Jennifer P. Schmidt, and Kendrick C. Smith.

Item 5. Directors and Executive Officers
Board of Directors
The following table contains certain information about our directors, including their names, ages, and the years in which they began serving as directors (including service on the board of directors of the Bank, prior to the Company becoming the Bank Holding Company in 2022).

Name	Age	Position	Director Since
Mark G. Anderson	60	Director	2017
Julian F. Barnwell, Jr.	67	Director	2001
Katherine D. Bonnafé	57	Director	2018
David P. Boyle	59	Chair, Director, President and Chief Executive Officer	2020
E. Hunt Burke	66	Director	1995
James M. Burke	68	Director	2014
Nicholas Carosi, III	75	Director	2007
S. Laing Hinson	68	Director	2007
Michael D. Lubeley	75	Director	2012
Shawn P. McLaughlin	63	Director	2008
Jose D. Riojas	68	Director	2018
Business biographies are included below. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.
Mark G. Anderson has been a Director since 2017. In 1996, he formed and is President and Chief Executive Officer of MGAC, Inc., an international provider of program/project management, cost management, procurement and technology solutions for major capital construction projects with offices in Washington DC, New York, Toronto, Seattle, San Francisco, Los Angeles, London (UK), Brighton (UK), Birmingham (UK) and Glasgow Scotland. The Company values Mr. Anderson’s project management skills and strategic planning capabilities.
Julian F. Barnwell, Jr. has been a Director since 2001 and from 1991 has served as the President and Chief Executive Officer of Design & Production, Inc., an exhibit project management, production and technology systems company that provides services to museums, educational institutions, visitor centers, information centers, science and nature centers, and major expositions throughout the United States and abroad. Mr. Barnwell’s financial acumen and organizational skills are valued by the Company.
Katherine D. Bonnafé became a director in 2018. Since 2019, she has been Chief Executive Officer of Combined Creative LLC, a strategy and investment family office headquartered in Bethesda, MD overseeing investments and new business initiatives. Prior to Combined Creative, she had a 30-year career at Combined Properties, Incorporated, a commercial management and development company. She is valued by the Company for her market and industry knowledge and her operations management capabilities.
David P. Boyle has been a Director since January 1, 2020 and became Chair of the Board in 2023. Mr. Boyle was appointed to the Board at the same time he assumed the role of President and Chief Executive Officer of the Company. From June 2019 until his appointment as President and CEO, Mr. Boyle served as the Company’s President and Chief Operating officer. He previously served as Executive Vice President and Chief Financial Officer at Orrstown Financial Services, Inc., a $3 billion financial holding company, from 2012 to 2019. Earlier in his career he served in key leadership and executive positions with large banks, including as Chief Performance Officer at PNC Financial Services Group, Inc., Regional President for National City Bank, and as Chair, President, and Chief Executive Officer at Wayne Bancorp, a community bank. The Company believes Mr. Boyle’s leadership experience in financial services provides him with the necessary skills and qualifications to effectively serve the Company.

E. Hunt Burke has been a Director since 1995 and is a fifth generation lineal descendant of one of the Company’s founders. Mr. Burke joined the Company in 1979 and served as Chief Executive Officer from 2009 until January 2020, at which time he assumed a non-executive role with the Company. The Company values the knowledge, experience, and perspective Mr. Burke has obtained through is long tenure with the Company.
James M. Burke has been a director since 2014 and is the President of Burke Capital Corporation, an unaffiliated financial consulting company based in San Francisco, California, since he founded it in 1991. His company specializes capital sourcing, crisis management, restructurings, and exits and harvests. He is a fifth generation lineal descendant of one of the Company’s founders. The Company values Mr. Burke’s strategic problem-solving ability and broad business acumen.
Nicholas Carosi III, has been a Director since 2007. He joined Arban & Carosi, Inc., an architectural precast concrete company headquartered in Woodbridge, VA, in 1969 and is currently serving as the Chair of the Board. Mr. Carosi’s accounting, finance, and knowledge of the local markets add value to the Company.
S. Laing Hinson has been a Director since 2007. In 1988 he founded and has been the General Partner of S. L. Hinson Associates, LLLP, a commercial real estate development firm headquartered in Alexandria, VA. Mr. Hinson’s business acumen, accounting and finance knowledge, and leadership qualities are valued by the Company.
Michael D. Lubeley has been a Director since 2012. In 1982, he joined Walsh Colucci Lubeley & Walsh, a Virginia-based law firm with offices in Arlington County, Prince William County, Leesburg, and Winchester, VA. The Company values Mr. Lubeley’s skills in risk management, strategic planning, and his market knowledge.
Shawn P. McLaughlin has been a Director since 2008. He is the President and Chief Executive Officer of McLaughlin Ryder Investments, Inc., a financial services firm based in Alexandria, VA, which he founded in 2011. His experience and skills in accounting, finance, and communication are valued by the Company.
Jose D. Riojas has been a director since 2018. Brigadier General (U.S. Army, Retired) Riojas is the owner of Jose D. Riojas, LLC, a consultancy company specializing in executive coaching, since 2015. Mr. Riojas previously served in the United States military for 30 years. His experience in leadership development, strategic planning, and risk management are valued by the Company.
Executive Officers
The following table sets forth certain information regarding our executive officers, including their names, ages and positions.

Name	Age	Position
David P. Boyle	59	Chair, Director, President and Chief Executive Officer
Roy E. Halyama	55	Executive Vice President — Chief Financial Officer
Jeffrey A. Welch	63	Executive Vice President — Chief Credit Officer
Joseph F. Collum	51	Executive Vice President — Director of Branch & Business Banking
Emily S. Debeniotis	59	Executive Vice President — Human Resources
Shannon B. Rowan	57	Executive Vice President — Wealth Services
Kendrick C. Smith	61	Executive Vice President — Operations
Jennifer P. Schmidt	53	Executive Vice President — Enterprise Risk
Kirtan Parikh	41	Senior Vice President — Chief Accounting Officer
The business experience of each of our executive officers, other than Mr. Boyle, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

Roy E. Halyama is Burke & Herbert’s Executive Vice President, Chief Financial Officer, joining in 2021. Since 2017, he served in various senior leadership roles in finance and risk management at PNC Financial Services Group, Inc. His previous experience also includes a corporate finance role at FNB Corporation and several accounting, finance and investment roles over the course of sixteen years at Fifth Third Bank and J.P. Morgan. Roy earned his B.S. in Business Administration, Accounting and MBA, Finance at The Ohio State University.
Jeffrey A. Welch serves as Chief Credit Officer and Executive Vice President for Burke & Herbert. Joining in 2014, he is responsible for managing the overall credit function, including credit risk management, credit administration, underwriting and credit policy. He has over 40 years of experience holding progressively more responsible positions in credit and lending with Sandy Spring Bank and TD Bank. He holds a Bachelor of Science degree in Operations Management from The Pennsylvania State University and a Master of Business Administration degree from Marymount University.
Joseph F. Collum is Executive Vice President and Director of Branch & Business Banking for Burke & Herbert. He joined in 1995 as a Management Trainee and was appointed to his current role in 2016. He served on the Board of Trustees for the Virginia Banker’s Association School of Bank Management, the board of directors of the Alexandria Chamber of Commerce, and the board of directors for Rebuilding DC|Alexandria. He received his Bachelor of Science degree in business administration with a concentration in marketing from Longwood University, is a graduate of the Virginia Banker’s Association School of Bank Management, the Stonier Graduate School of Banking, and completed the Wharton Leadership Program.
Emily S. Debeniotis is Burke & Herbert’s Executive Vice President of Human Resources, having joined in 1992. She has experience in the areas of human resources, employee relations, employment law, employee development, training, leadership, and coaching. She is certified in the Leadership Circle Profile, the Hogan Personality Index, Associate Coaching from the International Coaching Federation, and Leadership Coaching from Georgetown University. She earned her Bachelor of Science from the University of Maryland and MBA from the University of La Verne.
Shannon B. Rowan is Burke & Herbert’s Executive Vice President, Wealth Services. Prior to starting in 2011, he was an area director of financial advisors at Capital One Financial Advisors and held a senior leadership role with Chevy Chase Bank. He graduated from the University of Mary Washington with dual degrees in Philosophy and Psychology. He holds the CERTIFIED FINANCIAL PLANNER™ (CFP®), Accredited Investment Fiduciary (AIF®), and Chartered Life Underwriter (CLU®) designations, FINRA Series 65, 24, 7, 6, 63 certifications, and holds Life and Health Insurance licenses.
Kendrick C. Smith, CFA, is Burke & Herbert’s Executive Vice President, Operations, a position he has held since 2020. From 2012 to 2020, he served as Treasurer for Orrstown Bank. Previously, he served as Treasurer for FNCB Bank and held a variety of finance and accounting positions at Eastern Financial Florida Credit Union. He earned his B.A. in Accounting from Central Michigan University and MBA from Nova Southeastern University.
Jennifer P. Schmidt joined in 2014 and is the Executive Vice President of Enterprise Risk for Burke & Herbert. She has more than 30 years of experience in strategy, operations and compliance management with Capital One, ZS Associates, and BP Oil. She earned a Bachelor of Mechanical Engineering from Villanova University, a Master of Science in Engineering Mechanics from Cleveland State University and a dual Master of Business Administration and Master of Engineering Management from Northwestern University. She is also a graduate of the Stonier Graduate School of Banking.
Kirtan Parikh is Burke & Herbert’s Senior Vice President, Chief Accounting Officer, joining in 2021. From 2015 to 2021, he was a director and senior manager at Deloitte, consulting clients on accounting, internal controls, finance, and regulatory matters. He also served as a Professional Accounting Policy Fellow with the Office of the Comptroller of the Currency. He earned a Bachelor of Business Administration from Boston University with a concentration in Finance and Accounting. He is a licensed CPA in the state of Virginia.

Item 6. Executive Compensation
Overview
The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers that significantly contribute to the Company’s success. The executive officers are expected to manage the Company to promote its growth and profitability, minimize risk, and advance the interests of our shareholders. As such, the Company’s compensation program is designed to provide levels of compensation that reflect the executive’s role in the organization and reward the individual’s performance within the context of the Company’s performance.
The Compensation Committee of our Board believes that evaluating performance in this manner aligns the interests of our executive officers with the achievement of long-term sustainable financial performance and resulting increases in shareholder value. We believe that our compensation program contributes to achieving these results. In this Item 6 only, we sometimes refer to the Compensation Committee as the “Committee.” The principal elements of our executive compensation program are annual base salary, incentive compensation, including short-term incentive compensation through annual cash bonuses and long-term incentives through the grants of equity-based awards and participation in our deferred compensation plans. In addition, we provide our executives with benefits that are generally available to all of our eligible employees.
We view the principal elements of our executive compensation as related, but distinct, and aim to deliver competitive annual total compensation opportunities to the Company’s executive officers commensurate with individual and Company performance. We determine the appropriate level for each compensation element based, in part, but not exclusively, on our view of internal equity and consistency, performance, the competitive landscape and other information we deem relevant. We believe that equity-based awards are a motivator in attracting and retaining executives over the long-term, and that salary and cash bonuses are important considerations in the short-term.
Annually, our Compensation Committee performs a strategic review of our executive officers’ total compensation. Through this review, the Committee determines whether the Company adequately compensates our executive officers for both individual and organizational results, relative to external compensation benchmarks. The Committee considers the Company’s internal objectives (financial and non-financial), the individual executive’s contribution to Company objectives, external peer compensation levels and peer performance in making annual compensation decisions for the Company’s executive officers. The Committee also engages an independent third-party compensation consultant, from time to time, to help ensure that our executive compensation practices align with general peer compensation approaches. The Committee also receives annual assessments prepared by the Chief Executive Officer regarding the performance of each named executive officer (“NEO”), other than the Chief Executive Officer. The Chief Executive Officer participates in the determination of compensation for the NEOs other than himself.
The Committee also continually reviews the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Committee is satisfied that the current executive compensation program does not encourage the Company’s executive officers, including the NEOs, to expose the Company to inappropriate risk.
Summary Compensation Table
The following table sets forth an overview of the compensation for David P. Boyle, President & Chief Executive Officer, Roy E. Halyama, Executive Vice President, Chief Financial Officer, and Jeffrey A. Welch, Executive Vice President, Chief Credit Officer, who collectively constitute our NEOs for the year ended December 31, 2022. The current compensation of the NEOs is not necessarily indicative of how we will compensate our NEOs in the future. Evaluation and changes, as needed, are made to our compensation structure to ensure compensation packages remain competitive and align with our compensation philosophy.

Name & Principal Position	Year	Salary	Bonus	Stock Awards(1)	Nonqualified Deferred Compensation Earnings (2)	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
David P. Boyle, President & Chief Executive Officer	2022	$825,000	$85,750	$273,875	$4,587	$245,498	$188,348	$1,623,058
Roy E. Halyama, Executive Vice President — Chief Financial Officer	2022	344,230	48,750	52,584	—	90,930	10,675	547,169
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	2022	324,920	—	52,584	3,110	84,806	75,635	541,055
__________________
(1)The amounts represent the aggregate grant date fair value of RSU awards granted in 2022 pursuant to the Company’s 2019 Stock Incentive Plan calculated in accordance with the Financial Accounting Standards Board Accounts Standards Codification Topic 718 (“FASB ASC Topic 718”). See Note 22 - Share Based Compensation of Notes to the Consolidated Financial Statements, for additional information about the Company’s share-based compensation plans, including the assumptions made in the valuation of RSU awards. The awards cliff vest three years from the date of the grant.
(2)Represents the above-market only earnings that exceed 120% of the applicable federal long-term rate for the Supplemental Executive Retirement Plan; see more detail below within Other Compensation & Benefits.
(3)See 2022 All Other Compensation Table below.
The compensation represented by the amounts set forth in the “All Other Compensation” column in the table above is detailed in the following table.

Name & Principal Position	Vehicle Allowance or Personal use of Company Vehicle	Country Club Dues	Supplemental Executive Retirement Plan Contribution	Split Dollar Life Insurance Benefit	Matching Contributions to 401(k) Plan	Total
David P. Boyle, President & Chief Executive Officer	$1,459	$10,229	$165,000	$1,510	$10,150	$188,348
Roy E. Halyama, Executive Vice President — Chief Financial Officer	—	—	—	—	10,675	10,675
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	—	—	64,960	—	10,675	75,635
Elements of Compensation
Base Salary
We generally set annual base salaries for the executive officers based on the executive’s experience, individual performance for the prior year and our prior year financial results. We also consider comparative peer salary data and believe that base salaries are set at levels that enable us to hire and retain individuals in the banking/finance industry that can drive achievement of the Company’s overall objectives.
The Committee generally reviews executive salaries at the beginning of a calendar year, with new salaries taking effect in April. Thus, the salaries reported in the summary compensation table include the total value of salary actually received by each NEO in 2022, reflecting approximately 3 months of compensation at the prior year’s salary and 9 months of compensation at the level set by the Committee for 2022. For Messrs. Boyle, Halyama, and Welch, the salary disclosure in the Summary Compensation Table reflects their effective 2021 base salaries of $825,000, $325,000, and $320,000, respectively for approximately the first three months of 2022 and their 2022 base salaries of $825,000, $350,000 and $326,400, respectively, for the remainder of the year. The base salary for Mr. Boyle has been unchanged since 2020. Effective April 7, 2023, Messrs. Boyle, Halyama, and Welch are entitled to annual base salaries of $825,000, $350,000 and $333,000, respectively.

Executive Incentive Compensation
For 2022, each NEO had a total incentive compensation target as follows: for Mr. Boyle, 55% of base salary and for Messrs. Halyama and Welch, 40% of base salary. The total incentive compensation target for each executive was divided between short and long-term incentives as follows: for Mr. Boyle, 50% short-term incentive and 50% long-term incentive; for Messrs. Halyama and Welch, 60% short-term incentive and 40% long-term incentive.
At the beginning of 2022, the Committee met to establish the metrics and weighting that comprise the 2022 incentive compensation target, as shown below:

Metric	Actual	Target	Weighting
Net Interest Income	$103,692,000	$98,041,000	25%
Non-interest Income	17,087,000	18,564,000	10%
Non-interest Expense	80,479,000	79,000,000	25%
Net Income	40,432,000	33,700,000	40%
The target amount for each metric is set by the Committee. Each target metric is a higher hurdle than the budgeted amount approved by the Board.
The target for each metric represents the weighted portion of the overall total incentive compensation target. If a target is met, then the full weighted amount depicted above for that metric will be factored into the final calculated incentive percentage. If a target is either not met, or exceeded, then the weighted amount denoted above for that metric will be multiplied by a ratio the numerator of which, for Net Interest Income, Non-interest Income, and Net Income, is the Company’s actual performance results for that measure and the denominator of which is the target. For the Non-interest Expense ratio, the numerator is the target performance and the denominator is the actual. For example, if actual Net Interest Income performance exceeds the target by 5% the weighting factor for that metric for the final calculated incentive percentage is 26.25% (1.05 times 25%). Conversely, if actual Net Interest Income performance is less than the target by 5%, the weighting factor for that metric for the final calculated incentive percentage is 23.75% (0.95 times 25%). If any single metric falls below 90% of the target, no incentive compensation shall be paid. The sum of the weighting for each metric, based on the Company’s actual performance against each target, will result in the final calculated incentive percentage. The maximum final calculated incentive percentage as described above is 150%; however, additional discretionary incentive amounts may be earned by the NEOs, as discussed in the section entitled “Discretionary Incentive Compensation” below.
For each NEO, the final calculated incentive percentage is multiplied by their total incentive compensation target to determine their final incentive amount. For fiscal year 2022, the final calculated incentive percentage was approximately 108%. For Mr. Boyle, this resulted in a final incentive amount of $490,851 (representing approximately 108% times 55% of $825,000 (his 2022 base salary)). For Mr. Halyama, this resulted in a final incentive amount $151,447 (representing approximately 108% times 40% of $350,000 (his 2022 base salary)). For Mr. Welch, this resulted in a final incentive amount of $141,235 (representing approximately 108% times 40% of $326,400 (his 2022 base salary)).
This final incentive amount was allocated between (1) short-term incentive that is in the form of a cash payment and (2) long-term incentive that is in the form of Restricted Stock Units (“RSUs”) subject to three-year cliff vesting, as described further below. For Mr. Boyle, this resulted in an allocation of 50% of the final incentive amount between short-term and long-term incentives, and for Messrs. Halyama and Welch, an allocation of 60% of the final incentive amount for the short-term incentive and 40% for the long-term incentive.
Short-Term Incentive Compensation
The portion of the final incentive amount earned by each NEO for 2022 performance that was allocated to the short-term incentive compensation based on the calculations described above, was $245,498 for Mr. Boyle, $90,930 for Mr. Halyama, and $84,806 for Mr. Welch. These cash bonuses were paid out in early 2023 and are shown in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above.

Long-Term Incentive Compensation
The portion of the final incentive amount earned for each NEO that was allocated to long-term incentive compensation based on the calculations described above, was $245,353 for Mr. Boyle, $60,517 for Mr. Halyama, and $56,429 for Mr. Welch. In early 2023, we therefore made RSU grants to the NEO under our 2019 Stock Incentive Plan, as amended (“2019 SIP”) based on those valuations. However, under SEC rules, because those amounts were granted in 2023, they are not shown in our Summary Compensation for 2022, but rather will be shown in our Summary Compensation Table for 2023.
The RSUs that are shown in the “Stock Awards” column of the Summary Compensation Table, above for 2022, are those that were granted in early 2022. These amounts were determined through a similar process as to what we have described above; however, this process was completed in early 2022, after our 2021 performance year. These RSU grants generally cliff vest three years after the grant date, subject generally to continued service. The awards provide for accelerated vesting upon the death or disability of the NEO. In addition, certain of the NEOs have a contractual entitlement to accelerated vesting upon specific involuntary termination events or a change in control of the Company, as described in further detail in the section entitled “Employment Agreements” below. If dividends are declared while the RSUs remain outstanding, the NEO will receive those declared and accrued cash dividends upon the vesting of the underlying award.
The 2019 SIP is an omnibus plan providing for the grant of various types of equity awards, but to date the Company has only granted RSUs (both time and performance based) under the plan. On January 26, 2023, the Board approved the 2023 Stock Incentive Plan (the “2023 SIP”), subject to shareholder approval. If the 2023 SIP is approved by our shareholders at the annual meeting on March 30, 2023, no new awards will be granted under the 2019 SIP after that time. If the 2023 SIP is not approved by our shareholders at the annual meeting, then the 2019 SIP will remain in effect until it expires in accordance with its terms.
Discretionary Incentive Compensation
In addition to the formulaic compensation described above, the Compensation Committee may also award discretionary compensation, in the form of cash bonuses or equity based compensation, to NEOs. The Compensation Committee considers a range of non-financial performance metrics such as growth and expansion goals, strategic objectives, regulatory relationships, and risk management among other items in determining the discretionary compensation, if any, for each NEO.
For 2022 performance, Messrs. Boyle and Halyama earned discretionary cash bonuses in the following amounts: $85,750 and $48,750, respectively, as shown in the “Bonus” column of the Summary Compensation Table.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning all RSU awards (both time-based and performance-based) held by the NEOs at December 31, 2022. The number of shares subject to each award have been adjusted to reflect any stock dividends, stock splits and merger of share exchange assumption adjustments effected after the date of such award (none of which gave rise to additional accounting expenses). Each RSU listed in the following table was granted under the 2019 SIP.

	Stock Awards
Name & Principal Position	Number of shares or Units of Stock That Have Not Vested	Market Value of shares or Units of Stock That Have Not Vested(1)	Equity incentive plan awards: Number of unearned shares, units, or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested(1)
David. P. Boyle, President & Chief Executive Officer	20,480(2)	$1,447,936	8,000(5)	$565,600
Roy E. Halyama, Executive Vice President — Chief Financial Officer	6,000(3)	424,200	3,000(5)	212,100
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	3,480(4)	246,036	—	—
__________________
(1)Based on the $70.70 closing price of the Company’s Common Stock on December 30, 2022, the last trading day of the Company’s 2022 fiscal year, as quoted on the OTC Pink.
(2)Reflects time-based RSU awards that vest 100%: 1,040 on March 19, 2023, 1,440 on June 3, 2023, 3,480 on February 25, 2024, 1,520 on June 3, 2024, 5,000 on January 21, 2025, and 8,000 on December 31, 2026. The 8,000 that vest on December 31, 2026 are described with additional vesting conditions in footnote (5) of this table.
(3)Reflects time-based RSU awards that vest 100%: 2,040 on April 5, 2024, 960 on January 21, 2025, and 3,000 on December 31, 2026. The 3,000 that vest on December 31, 2026 are described with additional vesting conditions in footnote (5) of this table.
(4)Reflects time-based RSU awards that vest 100%: 1,040 on February 20, 2023, 1,480 on February 10, 2024, and 960 on September 30, 2024.
(5)In 2021, the Company granted performance-based RSU awards (“PRSUs”) to Messrs. Boyle and Halyama half of which were subject to a vesting performance condition based on a holding company reorganization and half of which were subject to a vesting performance condition based on a targeted and sustained market capitalization. To the extent the performance conditions are met, the awards vest, subject to continued service, upon the fifth anniversary of the grant date. The award also provides for accelerated vesting upon or after the third anniversary of the grant date, to the extent both performance conditions are achieved by such time. The first performance condition was achieved in 2022 and therefore 8,000 units for Mr. Boyle and 3,000 units for Mr. Halyama are subject only to continued time-based vesting until December 31, 2026, the fifth anniversary of the grant date (or such earlier time upon which the second performance metric is achieved (but no earlier than December 31, 2024, the third anniversary of the grant date)). In accordance with SEC rules, those amounts are included in the column entitled “Number of shares or Units of Stock that Have Not Vested.” The portion of the awards that remained subject to a performance condition as of December 31, 2022 are included in the column entitled “Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested.”
Other Compensation & Benefits
Deferred Compensation Plan
The Committee has adopted a Nonqualified Deferred Compensation Plan for Employees & Directors (the “Deferred Compensation Plan”), as amended and restated effective January 1, 2021. The Deferred Compensation Plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to a “select group of management or highly compensated employees,” as such term is used in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and shall be administered and construed in a manner consistent with that intent. The Deferred Compensation Plan is designed to allow eligible employees to defer a portion of their annual cash compensation, including their base salary and/or eligible cash incentives. When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. There is no limit to the percentage of base salary that a participant can defer under the Deferred Compensation Plan. A participant’s interest in his or her account is fully vested at all times. The Company, at the Committee’s discretion, may also make contributions to participants’ accounts, which vest in equal installments over five years, subject to acceleration upon a change of control or a participant’s retirement or death. Participants may elect to invest the amounts in the plan in various established funds. None of the NEOs currently participate in the Deferred Compensation Plan.

Supplemental Executive Retirement Program
The Company has a Supplemental Executive Retirement Plan (“SERP”), which was approved by the board of directors of the bank effective as of January 1, 2010, and was amended and restated in its entirety, effective January 23, 2014. The Board of the Company assumed the obligations of the SERP in connection with the formation of the holding company. The purpose of the SERP is to attract and retain qualified individuals to serve as officers of the Company. The plan is intended to be an unfunded plan, maintained primarily for a “select group of management or highly compensated employees” (as such phrase is used in ERISA). Accordingly, all benefits constitute an unfunded contractual payment obligation of the company and a participant’s right to receive payments under the SERP will be no greater than the right of an unsecured general creditor of the company. It is also intended that any benefit, payment, or other right under the plan shall comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
Participation in the SERP is limited to Company employees that are designated by the Committee to participate. Messrs. Boyle and Welch participate in the SERP. Participants in the plan may execute a salary reduction agreement to direct a certain portion of their annual, base pay, on a pre-tax basis, into an individual account within the SERP. These amounts are fully vested upon contribution.
In addition, the Company makes contributions to the SERP on behalf of each Messrs. Boyle and Welch. For 2022, the Company contributed an amount equal to 20% of each their annual base pay into the SERP. The Company may also, at the Committee’s discretion, credit the participant’s account a discretionary contribution in an amount equal to up to 10% of the participant’s annual compensation. In 2022, the Company made no discretionary contributions.
Company contributions (including discretionary contributions) to the SERP generally vest over a five-year schedule, with accelerated vesting upon certain qualifying events. In accordance with each NEO’s elections, payments under the SERP will generally be made in a lump sum or installments following the NEO’s retirement (or if later, when the NEO turns 65 years old).
All SERP balances grow at the 10-Year Treasury Rate + 1.5%, reset and compounded quarterly.
The foregoing description of the SERP is qualified in its entirety by reference to the SERP, which is included as Exhibit 10.9 to this Registration Statement and incorporated by reference herein.
401(k) Plan
Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. Our NEOs, all of whom were eligible to participate in the 401(k) Plan during 2022, may elect to participate in the 401(k) Plan on the same basis as all other eligible employees. The 401(k) plan allows all employees that meet specified conditions to defer a portion of their compensation and currently provides a match of up to 3.5% of the employee’s compensation, subject to certain IRS limitations. An employee must contribute to the 401(k) plan in order to receive the matching contribution and all matching contributions are fully vested after the employee has completed his or her first two years of employment with the Company.
Health and Welfare Benefits
Our NEOs are eligible to participate in the same benefit plans designed for all of our eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage, on the same basis as other participants. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. The Company utilizes a fully funded medical plan and pays a portion of the premium attributable to each employee. The Company utilizes a self-funded dental plan.
Perquisites
We provide our NEOs with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program and better enable us to attract and retain superior employees for key positions.

Mr. Boyle is entitled to the use of a Company-owned automobile and country club dues or an annual allowance in lieu of these benefits, and the Company pays premiums on a split-dollar life insurance policy for him (all of which are included in the “All Other Compensation” column to the Summary Compensation Table above).
Employment Agreements
The following provides a summary description of the employment agreements we have with each of our NEOs.
David P. Boyle.
On September 1, 2022, the Bank entered into an Amended and Restated Employment Agreement with Mr. Boyle (the “Boyle Employment Agreement”), amending and restating the terms of his original employment agreement with the Bank, dated April 15, 2019. The Boyle Employment Agreement was subsequently amended on October 27, 2022 (the “Amended Boyle Employment Agreement”), following the Company’s reorganization as a bank holding company, to clarify that the employment relationship exists between Mr. Boyle, the Bank, and the Company. Pursuant to the Boyle Employment Agreement, Mr. Boyle will serve as the Company’s CEO for a period of three years, with the agreement extending on each anniversary date thereafter for a period of one year, unless the Company provides a notice of non-renewal at least 90 days prior or unless the agreement is otherwise terminated. In consideration for his services, the Boyle Employment Agreement provides Mr. Boyle an annual base salary of $825,000, subject to increase at the Board’s discretion following an annual performance evaluation. Mr. Boyle shall be eligible to participate in any Company incentive compensation or equity compensation or benefit plans. Mr. Boyle shall also be eligible to participate in the Company’s Supplement Executive Retirement Plan (“SERP”), with the Bank making a minimum annual contribution to the SERP on his behalf equal to 20% of his annual compensation (as defined in the SERP). Mr. Boyle will also be allowed the use of a Company-owned automobile and country club dues or an annual allowance in lieu of these benefits.
Should Mr. Boyle terminate his employment with Good Reason, or should the Bank terminate his employment without Just Cause (as both terms are defined in the Boyle Employment Agreement), then Mr. Boyle would be entitled to a lump-sum payment in an amount equal to the product of two and the sum of his base salary at the termination date and a cash bonus equal to 55% of his base salary at the termination date and up to 18 months of reimbursement for continued health care coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). If, in the event of termination within the two-year period following a change in control (as defined in the Boyle Employment Agreement), Mr. Boyle’s employment were terminated without Just Cause or were to terminate his employment for Good Reason, Mr. Boyle would be entitled to a lump-sum payment in an amount equal to the product of three times his base salary at the termination date and the target cash bonus equal to 55% of his base salary at the termination date, and an amount equal to 100% of 18 monthly COBRA premium payments then in effect under the Company’s health plan. In the event of termination for Good Reason, Just Cause, change in control, or death or disability, then Mr. Boyle’s benefits under the SERP and any unvested RSUs will accelerate and become fully and immediately vested. Any such payment upon a termination for Good Reason, without Just Cause or upon a change in control is contingent upon Mr. Boyle executing a release of claims within 60 days of the termination date. The Amended Boyle Employment Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax, unless Mr. Boyle would be better off on a net after-tax basis receiving all payments and benefits and paying all taxes (including the excise tax). In the case of a termination of employment due to death or disability, Mr. Boyle would be entitled to a pro-rata payment equal to the product of the target cash bonus equal to 55% of his base salary and a fraction with the numerator equal to the number of days in the then current calendar year through the date of termination and the denominator equal to 365.
The foregoing descriptions are qualified in their entirety by reference to the Boyle Employment Agreement and the Amended Executive Employment Agreement which are included as Exhibits 10.4 and 10.5 hereto incorporated by reference herein.

Roy E. Halyama.
On September 1, 2022, the Bank entered into an Amended and Restated Employment Agreement with Mr. Halyama (the “Halyama Employment Agreement”), amending and restating the terms of his original employment agreement with the Bank, dated March 10, 2021. The Halyama Employment Agreement was subsequently amended on October 27, 2022 (the “Amended Halyama Employment Agreement”), following the Company’s reorganization as a bank holding company, to clarify that the employment relationship exists between Mr. Halyama, the Bank, and the Company. Pursuant to the Halyama Employment Agreement, Mr. Halyama will serve as the Company’s CFO for a period of three years, with the agreement extending on each anniversary date thereafter for a period of one year, unless the Company provides a notice of non-renewal at least 90 days prior or unless the agreement is otherwise terminated. In consideration for his services, the Halyama Employment Agreement provides Mr. Halyama an annual base salary of $350,000, subject to increase following an annual performance evaluation. Mr. Halyama shall be eligible to participate in any Company incentive compensation or equity compensation or benefit plans.
Should Mr. Halyama terminate his employment with Good Reason, or should the Bank terminate his employment without Just Cause (as both terms are defined in the Halyama Employment Agreement), then Mr. Halyama would be entitled to a payment equal to the product of two and the sum of his base salary at the termination date and a cash bonus equal to 40% of his base salary at the termination date and up to 12 months of reimbursement for continued health care coverage in accordance with COBRA. If, in the event of termination within the two-year period following a change in control (as defined in the Halyama Employment Agreement), Mr. Halyama’s employment were terminated without Just Cause or were to terminate his employment for Good Reason, Mr. Halyama would be entitled to a lump-sum payment equal to the product of 2.99 and the sum of his base salary at the termination date plus the target cash bonus equal to 40% of his base salary at the termination date, and an amount equal to 100% of 12 monthly COBRA premium payments then in effect under the Company’s health plan. In the event of termination for Good Reason, Just Cause, change in control, or death or disability, then Mr. Halyama’s benefits any unvested RSUs will accelerate and become fully and immediately vested. Any such payment upon a termination for Good Reason, without Just Cause or upon a change in control is contingent upon Mr. Halyama executing a release of claims within 60 days of the termination date. The Halyama Employment Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax, unless Mr. Halyama would be better off on a net after-tax basis receiving all payments and benefits and paying all taxes (including the excise tax). In the case of a termination of employment due to death or disability, Mr. Halyama would be entitled to a pro-rata payment equal to the product of the target cash bonus equal to 40% of his base salary and a fraction with the numerator equal to the number of days in the then current calendar year through the date of termination and the denominator equal to 365.
The foregoing description are qualified in the entirety by reference to the Halyama Employment Agreement and the Amended Halyama Employment Agreement which are included as Exhibits 10.6 and 10.7 hereto and incorporated by reference herein.
Jeffrey A. Welch.
Mr. Welch is not party to an employment agreement. In September 2014, Mr. Welch and the Company entered into a Change in Control Agreement effective as of June 16, 2014 (the “Welch CIC Agreement”) to provide for outcomes in the event of a change in control at the Company, as defined within the agreement. Under the Welch CIC Agreement, in the event of Mr. Welch’s termination for good reason or without cause during the period from three months before the close of the change in control event to 12 months following the closing, Mr. Welch would be entitled to a lump sum payment equal to 12 months of his then-current base salary, an amount equal to any bonus payment received in the immediately preceding fiscal year, and a lump sum payment equal to 12 months of COBRA health care premiums. Any such payment is contingent upon Mr. Welch executing a release of claims within 45 days of the termination date. The Welch CIC Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax. The foregoing descriptions is qualified in its entirety by reference to the Welch CIC Agreement which is included as Exhibits 10.8 hereto and incorporated by reference herein.
Director Compensation
Our directors may receive both cash and equity compensation. Mr. Boyle does not receive additional compensation for his service on the Board. E. Hunt Burke serves as a non-executive employee of the Company, and his compensation as an employee is reflected in the Director Compensation table below as “All Other Compensation.” During the year ended December 31, 2022, directors received $2,000 for each Board meeting attended and $500 for each Committee meeting attended ($600 for each Committee Chair). In 2022, no RSUs or option awards were made to the directors.
The following table sets forth amounts paid to directors during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation	Total
E. Hunt Burke(4)	$125,050	$—	$12,170	$164,069	$301,289
Mark G. Anderson	88,750	—	—	—	88,750
Julian F. Barnwell, Jr.	87,600	—	—	—	87,600
Katherine D. Bonnafé	89,550	—	—	—	89,550
James M. Burke	85,550	—	—	—	85,550
Nicholas Carosi, III	89,050	—	—	—	89,050
S. Laing Hinson	91,250	—	—	—	91,250
Michael D. Lubeley	89,450	—	—	—	89,450
Shawn P. McLaughlin	91,650	—	—	—	91,650
Jose D. Riojas	91,350	—	—	—	91,350
__________________
(1)The amounts set forth in the “Fees Earned or Paid in Cash” includes retainer fees of $56,000 for each director except for E. Hunt Burke who received $101,000 as a retainer fee.
(2)In 2021, the Company granted 6,000 performance-based RSU awards (“PRSUs”) to each director, half of which were subject to a vesting performance condition based on a holding company reorganization and half of which were subject to a vesting performance condition based on a targeted and sustained market capitalization. To the extent the performance conditions are met, the awards vest, subject to continued service, upon the fifth anniversary of the grant date. The award also provides for accelerated vesting upon or after the third anniversary as of the grant date, to the extent both performance conditions are achieved by such time. The first performance condition was achieved in 2022 and therefore 3,000 PRSUs for each director are subject only to continued time-based vesting until December 31, 2026, the fifth anniversary of the grant date (or such earlier time upon which the second performance metric is achieved (but no earlier than December 31, 2024, the third anniversary of the grant date)).
(3)While generally our non-employee directors are not entitled to participate in our SERP, E. Hunt Burke participates in the SERP in his capacity as an employee of the Company. The Company no longer makes contributions to the SERP on his behalf in 2022. The amount set forth in the “Nonqualified Deferred Compensation Earnings” for E. Hunt Burke’s represent above-market earnings that exceeded 120% of the applicable federal long-term rate for his SERP account.
(4)The amounts set forth in the “All Other Compensation” for E. Hunt Burke includes compensation he receives as a non-executive employee of the Company and not in his capacity as a director. Specifically, it includes salary of $155,855, split-dollar value of insurance premiums paid by the Company in 2022 of $2,760, and 401(k) matching contributions of $5,454.
Compensation Committee Interlocks and Insider Participation
None of the Company’s executive officers served as a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board) of another entity, where one of that other entity’s executive officers also served as a director of the Company or on the Company’s Compensation Committee, during the fiscal year ended December 31, 2022.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Company Transactions with Related Parties
The Company and the Bank, during the normal course of business, have made loans and provided other banking services to the directors and executive officers of the Company, including their family members and businesses and professional organizations with which they are associated, and management expects that the Company and the Bank will continue to engage in such banking transactions in the future. Such loans and other banking services were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and banking services with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other features unfavorable to the Company or the Bank. Neither the Company nor the Bank has engaged in any transaction reportable pursuant to Item 404 of Regulation S-K during the periods specified therein.
On December 31, 2022, $96.4 million of loans were outstanding to individuals who, during 2022, were executive officers, directors or affiliates of the Company. None of such loans were classified as Substandard, Doubtful or Loss. In addition, the executive officers, directors, and affiliates of the Company had deposits totaling $109.1 million with the Company as of December 31, 2022. See Note 14 — Transactions Related Parties in Notes to Consolidated Financial Statements, for further information.
The Company has procedures in place to identify, review, approve and disclose, if necessary, transactions between the Company and executive officers and directors of the Company and its subsidiaries, immediate family members of executive officers and directors, entities directly or indirectly controlled by a director or executive officer, and persons known by the Company to be a beneficial owners of more than 5% of the Company’s Common Stock. As part of management’s related party transaction monitoring, each director and executive officer completes a questionnaire on an annual basis that is designed to elicit information about any potential related party transactions.
Director Independence
For purposes of this Registration Statement, the independence of our directors is determined under the corporate governance rules of Nasdaq. The independence rules of Nasdaq include a series of objective tests, including that an “independent” person will not be employed by us and will not be engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each person that no material relationship exists with the Company either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. It has been determined by the Board that 8 of our directors that we expect to be on the Board as of the Effective Date are independent persons under Nasdaq Rule 5605(a)(2) other than (i) David P. Boyle, the Company’s Chair, President & Chief Executive Officer, (ii) E. Hunt Burke, Director, and (iii) James M. Burke, Director.
The Board annually evaluates the independence of its members based on the standards set forth in Nasdaq Rule 5605(a)(2). In addition, the Board annually evaluates the independence of its Audit Committee, Compensation Committee, and Nominating and Governance Committee members based on the standards set forth in Nasdaq Rules 5605(c)(2), (d)(2), and (e), respectively. The Board has concluded that all of the members of the Company’s Board are independent under the standards set forth in Nasdaq Rule 5605(a)(2) other than (i) David P. Boyle, the Company’s Chair, President & Chief Executive Officer, (ii) E. Hunt Burke, Director, and (iii) James M. Burke, Director.
The Board has also concluded that (i) the members of the audit committee meet the independence standards set forth in Nasdaq Rule 5605(c)(2) and SEC Rule 10A-3, (ii) the members of the compensation committee meet the independence standards set forth in Nasdaq Rule 5605(d)(2), and (iii) the members of the nominating committee are independent under the standards set forth in Nasdaq Rule 5605(a)(2).
In making these determinations, the Board was aware of and considered the loan and deposit relationships with directors and their related interests that the Company enters into in the ordinary course of its business as disclosed under “Certain Relationships and Related Transactions, and Director Independence” above.

Item 8. Legal Proceedings
Legal Proceedings
In the ordinary course of our operations, and from time-to-time, the Company and its subsidiary are parties to various claims and lawsuits. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management’s knowledge, threatened against us. Although the ultimate outcome of legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company’s business, including its consolidated financial position, results of operations, or cash flows.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Trading Price and Volume
The Common Stock of the Company is traded on the OTC Market’s Group Pink Sheets under the symbol “BHRB”. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There has been no regular and liquid trading market for the Common Stock.
We have applied for approval to list our Common Stock on the Nasdaq Capital Market under our current symbol “BHRB” upon effectiveness of this Registration Statement. We cannot assure you that our application will be approved or that a more active trading market will develop for our Common Stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of shares of our Common Stock at any particular time may be limited. Our shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period. In addition, the prices of thinly traded stocks can be more volatile than more widely traded stocks.
Holders
As of February 24, 2023, the Company had 9,505.76 shares of Common Stock outstanding and there were 227 holders of record.
Dividends
There are no restrictions in the Company’s corporate articles on its ability to pay dividends. The Company has historically paid cash dividends to its shareholders and expects to pay comparable dividends in the future. On January 27, 2023, the Company announced a cash dividend of $0.53 per share on the Company’s outstanding Common Stock, payable on March 1, 2023 to shareholders of record as of February 15, 2023.
Holders of our Common Stock are only entitled to receive dividends when, as and if declared by the Board out of funds legally available for dividends. As the Company is a bank holding company and does not engage directly in business activities of a material nature, its ability to pay dividends depends, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our Common Stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board may deem relevant.
Equity Compensation Plans
The following table sets forth securities authorized for issuance under the 2019 SIP as of December 31, 2022. Figures below are presented on an as-converted basis.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrant and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—		$—		—
Equity compensation plans not approved by security holders	122,440	(1)	—	(2)	113,840	(3)
Total	122,440		$—		113,840

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(1)Includes RSUs awarded under the 2019 SIP. The 2019 SIP was originally adopted by the board of directors of Burke & Herbert Bank & Trust Company and was then subsequently adopted by the Board of the Company, as amended, on October 27, 2022, upon its commencement of operations as a bank holding company. The 2019 SIP is an omnibus equity incentive plan which allows for the grant of Common Stock, stock options, SARs, restricted stock, RSUs, dividend equivalent rights, and cash-based awards to employees, directors, and consultants of the Company and its affiliates. The only outstanding equity awards granted under the 2019 SIP are RSUs, which vest upon the completion of a service period, specific performance goal, and/or a combination thereof. See Note 22 - Share-Based Compensation in Notes to Consolidated Financial Statements.
(2)There is no weighted average exercise price to disclose because RSU awards do not have an exercise price.
(3)Amount represents shares of Common Stock available for future issuance under the 2019 SIP as of December 31, 2022. If the 2023 SIP if approved by our shareholders at the annual meeting, no new awards will be granted under the 2019 SIP after the annual meeting.
Subsequent to the end of the Company’s 2022 fiscal year, on January 26, 2023, the Board approved the Burke & Herbert Financial Services Corp. 2023 Stock Incentive Plan (“2023 SIP”) and the Burke & Herbert Financial Services Corp. 2023 Employee Stock Purchase Plan (the “2023 ESPP”) and approved the submission of the 2023 SIP and 2023 ESPP to shareholders for their approval at the Company’s 2023 annual meeting of shareholders, scheduled for March 30, 2023. The 2023 SIP and the 2023 ESPP would, if approved by shareholders, authorize up to 250,000 shares of Common Stock for issuance, increasing on an annual basis by an amount equal to the lesser of 1% of the Company’s common shares issued and outstanding on the last day of the immediately preceding fiscal years and such smaller number of Common Stock as may be determined by the Board. Should the Company’s shareholders approve the 2023 SIP and the 2023 ESPP, then, following the effectiveness of this Registration Statement, the Company will register with the SEC (on a registration statement on Form S-8 to be filed under the Securities Act) the remaining shares of Common Stock issuable under the 2019 SIP and the Common Stock that would be issuable under the 2023 SIP and 2023 ESPP.

Item 10. Recent Sales of Unregistered Securities
The following information represents securities sold by the Company within the past three years through February 24, 2023 which were not registered under the Securities Act. Included are new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.
In early August 2021, the Company sold 64,000 shares to certain of its directors, pursuant to a private placement exemption from registration for aggregate consideration of $3.2 million. The shares were sold in a private placement exempt from registration under the Securities Act.
Share-Based Compensation
The Company’s share-based compensation plan, The Burke & Herbert Bank & Trust Company 2019 Stock Incentive Plan (“2019 SIP”), approved by the Bank’s board of directors and effective July 18, 2019, provides for the grant of share-based awards in the form of RSUs to directors, officers, employees, and consultants. The 2019 SIP was amended in October 2022 and adopted by the Company, following the Bank Holding Company reorganization. The Company has reserved 240,000 shares of voting Common Stock for issuance under the 2019 SIP, which will remain in effect for 10 years after the effective date. The Company had no previous share-based compensation program. A copy of the 2019 SIP is included as an exhibit to this Registration Statement, see Exhibit 10.1. A copy of the 2019 SIP as amended, October 27, 2022, is also included as an exhibit to this Registration Statement, see Exhibit 10.2.
Set forth below is information for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 concerning the issuance of shares of RSUs under our 2019 SIP. The issuances of these securities were exempt from the registration requirements of the Securities Act in reliance on Rule 701.

	2020	2021	2022
RSUs granted under 2019 SIP(1)	4,160	106,040	13,160
________________
(1)RSUs do not vest until the performance and/or service period is complete. Holders of RSUs do not have any voting rights until such RSUs are fully vested.
Vested RSUs settled in shares of Common Stock issued from treasury shares under the program included zero shares in 2020, 1,720 shares in 2021, and 2,000 shares in 2022.

Item 11. Description of the Registrant’s Securities to be Registered
Description of the Company’s Securities
The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s Articles of Incorporation and the Articles of Amendment to the Articles of Incorporation (the “Articles”) and the Company’s Bylaws (the “Bylaws”), which are included as Exhibits 3.1, 3.2 and 3.3, respectively, to this Registration Statement.
General
This Registration Statement relates to the Company’s Common Stock. The Company is authorized to issue up to 20,000,000 shares of Common Stock with a par value of $0.50 per share. As of February 24, 2023, there were 9,505.76 shares of Common Stock outstanding. The Company is also authorized to issue 2,000,000 shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”). As of February 24, 2023, there were no shares of Serial Preferred Stock outstanding. The Serial Preferred Stock is not being registered by this Registration Statement.
Common Stock
Voting Rights
All shareholders are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class.
The holders of the Company’s Common Stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. A nominee for director shall be elected to the Board at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, the shareholders shall not be permitted to vote against a nominee. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold a majority of the outstanding Common Stock of the Company entitled to vote are present, either in person or by proxy.
Dividend Rights
The Company’s shareholders are entitled to receive dividends or distributions that its Board may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.
Liquidation Rights
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Shares will be entitled to ratably receive all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.

Serial Preferred Stock
The Company’s Board is empowered to authorize the issuance of up to 2,000,000 shares of Serial Preferred Stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Company’s Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.
At the time of the filing of this Registration Statement, the Company has no outstanding shares of Serial Preferred Stock.
No Preemptive or Conversion Rights; Redemption and Assessment
No holder of any shares of capital stock of the Company of any class thereof shall have any preemptive rights to purchase additional shares of capital stock of the Company, securities convertible into such shares, or any options, warrants, or rights to purchase such shares or securities convertible into any such shares.
The Company’s Common Stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.
Forum Selection
Our Bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for:
•any derivative action or proceeding brought in the name or right of the Company or on its behalf;
•any action asserting a claim for breach of a fiduciary duty owed by a director, officer, employee or other agent of ours to us or our shareholders;
•any action arising or asserting a claim arising pursuant to any provision of the VSCA or any provision of our Articles of Incorporation or Bylaws; or
•any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action.
By its terms, the exclusive forum provision in our bylaws would apply to claims made under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and have consented to the provision in this Section 6.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers or increase costs on shareholders pursuing any claims against us.

Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition. See “Item 1A. Risk Factors - Risks Related to an Investment in Our Common Stock - Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.”
Anti-Takeover Provisions
Authorized Serial Preferred Stock. The Company’s Articles authorize the Company’s Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s Common Stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Common Stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.
Removal of Directors and Board Vacancies. The Company’s Articles provide that directors may only be removed by the Company’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia law and the Company’s Articles and Bylaws provide that any vacancy occurring on the Company’s Board may be filled by the remaining members of the Board. These provisions may discourage, delay, or prevent a third-party from voting to remove incumbent directors and simultaneously gaining control of the Company’s Board by filling the vacancies created by that removal with its own nominees.
Advance Notification Requirements. The Company’s Bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the Board at an annual meeting of shareholders to provide advance notice of not later than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. The Company’s Bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.
Shareholder Meetings. Pursuant to its Bylaws, special meetings of shareholders may be called only by a resolution of the Company’s Board, by the chairperson of the Board, or by the chief executive officer. As a result, shareholders are not able to act on matters, other than at annual shareholders’ meetings, unless they are able to persuade the chairperson of the Board, the chief executive officer, or a majority of the Board to call a special meeting.
Merger or Change of Control Considerations. The Company’s Bylaws provide that no plan of merger or share exchange or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of the Company’s property, otherwise than in the usual and regular course of business, shall be submitted to the shareholders for a vote unless such action is approved by at least two-thirds of the entire Board.
Affiliated Transactions Statute. The Virginia Stock Corporation Act (“VSCA”) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally any beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
•the affiliated transaction has been approved by a majority of the disinterested directors; or
•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
The provisions of the Affiliated Transactions Statute are only applicable to public corporations that have more than 300 shareholders.
Control Share Acquisitions Statute. Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or
•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.
If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but the Company has not done so.
Transfer Agent
The transfer agent for the Company’s Common Stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.

Item 12. Indemnification of Directors and Officers
The Company’s Articles provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of the Company will not be liable to the Company or its shareholders for monetary damages. The VSCA provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders, may be eliminated, except that the liability of a director or officer may not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any state or federal securities law, including any claim of unlawful insider trading or manipulation of the market for any security.
The Company’s Articles provide that the Company shall indemnify a director or officer of the Company who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and the Board of the Company may contract in advance to indemnify any director or officer. The VSCA provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The VSCA further provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself or herself in good faith; (ii) he or she believed (a) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation and (b) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful; provided, however, no indemnification may be made if: (x) the proceeding was by or in the right of the corporation and the director is adjudged liable to the corporation; or (y) in any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which he director is adjudged liable to the corporation for the receipt of an improper personal benefit. The Board may also indemnify an employee or agent of the Company who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of the Company.
These provisions do not limit or eliminate the rights of the Company or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. Furthermore, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
The Company has limited its exposure to liability for indemnification of directors and officers by purchasing director’s and officer’s liability insurance coverage. The rights of indemnification provided in the Company’s Articles are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 13. Financial Statements and Supplementary Data
Burke & Herbert Financial Services Corp. Audited Consolidated Financial Statements:

Crowe LLP Independent Member Crowe Global
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and the Board of Directors
of Burke & Herbert Financial Services Corp.
Alexandria, Virginia
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burke & Herbert Financial Services Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/Crowe LLP
We have served as the Company's auditor since 2021.
Washington, D.C.
February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Burke & Herbert Financial Services Corp. (as successor to Burke & Herbert Bank & Trust Company)
Alexandria, Virginia
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements) of Burke & Herbert Financial Services Corp. (as successor to Burke & Herbert Bank & Trust Company), (the Company). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ YOUNT, HYDE & BARBOUR, P.C.
We served as the Company’s auditor from 2005 to 2020.
Roanoke, Virginia
September 30, 2022

Burke & Herbert Financial Services Corp.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands, except share and per share data)

	2022	2021
Assets
Cash and due from banks	$9,124	$8,989
Interest-bearing deposits with banks	41,171	68,374
Cash and cash equivalents	50,295	77,363
Securities available-for-sale, at fair value	1,371,757	1,605,681
Restricted stock, at cost	16,443	12,079
Loans held for sale, at fair value	—	1,249
Loans	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
Net loans	1,866,182	1,713,364
Premises and equipment, net	53,170	36,875
Accrued interest receivable	15,481	15,253
Company-owned life insurance	92,487	91,062
Other assets	97,083	68,817
Total Assets	$3,562,898	$3,621,743

Liabilities and Shareholders’ Equity
Liabilities
Non-interest-bearing deposits	$960,692	$930,847
Interest-bearing deposits	1,959,708	2,002,570
Total deposits	2,920,400	2,933,417
Borrowed funds	343,100	275,000
Accrued interest and other liabilities	25,945	23,699
Total Liabilities	3,289,445	3,232,116

Commitments and contingent liabilities (see Note 13)

Shareholders’ Equity
Preferred Stock, $1.00 par value per share; 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock	4,000	4,000
$0.50 par value; 20,000,000 shares authorized and 8,000,000 issued at December 31, 2022 and December 31, 2021; 7,425,760 shares outstanding at December 31, 2022 and 7,423,760 shares outstanding at December 31, 2021

Additional paid-in capital	12,282	10,374
Retained earnings	424,391	396,120
Accumulated other comprehensive income (loss)	(139,495)	6,955
Treasury stock	(27,725)	(27,822)
574,240 shares, at cost, at December 31, 2022 and 576,240 shares, at cost, at December 31, 2021
Total Shareholders’ Equity	273,453	389,627
Total Liabilities and Shareholders’ Equity	$3,562,898	$3,621,743
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Interest income
Loans, including fees	$73,640	$73,170	$78,262
Taxable securities	29,616	17,537	13,288
Tax-exempt securities	8,940	9,907	8,737
Other interest income	437	206	710
Total interest income	112,633	100,820	100,997
Interest expense
Deposits	3,742	2,746	9,696
Borrowed funds	5,136	1,432	1,579
Other interest expense	63	39	6
Total interest expense	8,941	4,217	11,281
Net interest income	103,692	96,603	89,716

Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Net interest income after provision for loan losses	111,158	97,605	77,068

Non-interest income
Fiduciary and wealth management	5,309	5,162	4,451
Service charges and fees	6,855	6,328	5,700
Net gains (losses) on securities	(454)	(4)	1,944
Income from life insurance	2,656	2,325	2,303
Other non-interest income	2,721	3,440	4,606
Total non-interest income	17,087	17,251	19,004

Non-interest expense
Salaries and wages	39,438	37,099	33,377
Pensions and other employee benefits	7,700	7,621	7,568
Occupancy	5,621	6,444	6,003
Equipment rentals, depreciation and maintenance	5,768	5,481	4,935
Other operating	17,419	17,769	15,750
Total non-interest expense	75,946	74,414	67,633

Income before income taxes	52,299	40,442	28,439
Income tax expense	8,286	4,277	1,940

Net income	$44,013	$36,165	$26,499
Earnings per common share:
Basic	$5.93	$4.87	$3.56
Diluted	5.89	4.87	3.55
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Net income	$44,013	$36,165	$26,499
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized gain (loss) arising during period, net of tax of $38,333 for 2022, $4,236 for 2021 and ($6,008) for 2020	(144,209)	(15,933)	22,603
Reclassification adjustment for loss (gain) on securities, net of tax of $95 for 2022, $1 for 2021, and ($408) for 2020	359	3	(1,536)
Defined benefit pension plans:
Changes in pension plan benefits, net of tax of $263 for 2022, ($81) for 2021 and ($23) for 2020	(1,011)	305	87
Unrealized gain (loss) on cash flow hedge
Unrealized holding gain (loss) on cash flow hedge, net of tax $457 for 2022 and $0 for 2021 and 2020	(1,721)	—	—
Reclassification adjustment for losses (gains) included in net income, net of tax ($35)for 2022 and $0 for 2021 and 2020	132	—	—
Total other comprehensive income (loss)	(146,450)	(15,625)	21,154
Comprehensive income (loss)	$(102,437)	$20,540	$47,653
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	Common Stock		Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders’ Equity
	Shares Outstanding	Amount
Balance December 31, 2019	7,478,320	$4,000	$10,032	$363,232	$1,426	$(25,162)	$353,528
Net income	—	—	—	26,499	—	—	26,499
Other comprehensive income (loss)	—	—	—		21,154	—	21,154
(Purchase) sale of treasury stock, net	(30,240)	—	—	—	—	(1,545)	(1,545)
Cash dividends, declared	—	—	—	(14,905)	—	—	(14,905)
Share-based compensation expense, net	—	—	146	—	—	—	146
Balance December 31, 2020	7,448,080	$4,000	$10,178	$374,826	$22,580	$(26,707)	$384,877
Net income	—	—	—	36,165	—	—	36,165
Other comprehensive income (loss)	—	—	—	—	(15,625)	—	(15,625)
(Purchase) sale of treasury stock, net	(24,320)	—				(1,115)	(1,115)
Cash dividends, declared	—	—	—	(14,871)	—	—	(14,871)
Share-based compensation expense, net	—	—	196	—	—	—	196
Balance December 31, 2021	7,423,760	$4,000	$10,374	$396,120	$6,955	$(27,822)	$389,627
Net income	—	—	—	44,013	—	—	44,013
Other comprehensive income (loss)	—	—	—		(146,450)	—	(146,450)
(Purchase) sale of treasury stock, net	2,000	—	—	—	—	97	97
Cash dividends, declared	—	—	—	(15,742)	—	—	(15,742)
Share-based compensation expense, net	—	—	1,908	—	—	—	1,908
Balance December 31, 2022	7,425,760	$4,000	$12,282	$424,391	$(139,495)	$(27,725)	$273,453
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Cash Flows from Operating Activities
Net Income	$44,013	$36,165	$26,499
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	3,053	3,205	2,937
Amortization of housing tax credits	6,147	6,778	7,046
Realized (gain) loss on sales of available-for-sale securities	454	4	(1,944)
Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Income from Company-owned life insurance	(2,656)	(2,325)	(2,303)
Deferred tax expense (benefit)	1,397	(1,659)	(3,830)
(Gain) Loss on Disposal of fixed assets	(4,533)	(1,063)	7
Accretion of securities	(1,622)	(1,380)	(1,087)
Amortization of securities	11,117	9,870	5,791
Stock based compensation expense	2,000	283	146
Repayment of operating lease liabilities	(2,330)	(2,076)	(2,020)
(Gain) on loans held for sale	(58)	(194)	(122)
Proceeds from sale of loans held for sale	9,585	50,194	59,896
Change in fair value of loans held for sale	23	(23)	—
Originations of loans held for sale	(2,300)	(42,969)	(66,016)
(Increase) in accrued interest receivable	(228)	(1,469)	(5,671)
(Increase) decrease in other assets	501	2,581	(2,334)
Increase (decrease) in accrued interest payable and other liabilities	3,960	32	(6,453)
Net cash flows provided by operating activities	$61,057	$54,952	$23,190

Cash Flows from Investing Activities
Proceeds from maturities, prepayments, and calls of securities available-for-sale, net	213,596	194,578	188,653
Proceeds from sale of securities available-for-sale, net	195,907	700	49,233
Purchases of securities available-for-sale, net	(367,615)	(669,951)	(679,933)
Sales of restricted stock	22,718	1,988	2,252
Purchases of restricted stock	(27,081)	(1,875)	(8,500)
Proceeds from sales of property and equipment	8,260	2,561	—
Purchases of property and equipment, net of disposals	(23,075)	(1,083)	(2,697)
(Purchases of) proceeds from Company-owned life insurance	1,231	240	(7)
Repayment of finance lease liabilities	(152)	(152)	(16)
(Increase) decrease in loans made to customers, net	(151,352)	88,716	45,277
Net cash flows (used in) investing activities	$(127,563)	$(384,278)	$(405,738)

Cash Flows from Financing Activities
Net increase in non-interest-bearing accounts	29,845	78,838	230,997
Net increase (decrease) in interest-bearing accounts	(42,862)	65,133	162,958
Increase in other borrowed funds	68,100	50,000	150,000

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

Cash dividends paid	(15,742)	(14,871)	(14,905)
(Purchase) sale of treasury stock	97	(1,115)	(1,545)
Net cash flows provided by financing activities	$39,438	$177,985	$527,505
Increase (decrease) in cash and cash equivalents	(27,068)	(151,341)	144,957
Cash and cash equivalents
Beginning of year	77,363	228,704	83,747
End of year	$50,295	$77,363	$228,704

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest paid to depositors	$3,411	$2,856	$10,194
Interest paid on other borrowed funds	4,324	1,430	1,456
Interest paid on finance lease	63	39	6
Income taxes	950	1,347	1,400
Change in unrealized gains on available-for-sale securities	(182,088)	(20,165)	26,668
Change in pension plan benefits	(1,280)	386	110
Lease liability arising from obtaining right of use assets	1,558	2,221	3,310
Premises & equipment transferred to property held for sale	3,449	2,697	447
Transfers from portfolio loans to loans held for sale	19,594	—	—
Financing of sale from loan held for sale	9,000	—	—
See Notes to Consolidated Financial Statements.

Note 1— Nature of Business Activities and Significant Accounting Policies
Nature of operations and principles of consolidation
The consolidated financial statements include Burke & Herbert Financial Services Corp. and its wholly owned subsidiary Burke & Herbert Bank & Trust Company (“the Bank”), together referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank.
The Bank’s primary market area includes northern Virginia and it has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland. The Company’s branch locations accept business and consumer deposits from a diverse customer base. The Company’s deposit products include checking, savings, and term certificate accounts. The Company’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
A summary of the Company’s significant accounting policies follows:
Subsequent events
The Company has evaluated subsequent events for recognition and disclosure through February 24, 2023, which is the date the financial statements were available to be issued.
Use of estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), management makes estimates and assumptions based on available information that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash, cash equivalents and cash flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing with maturities fewer than 90 days. Cash flows from loans, federal funds purchased and sold, securities sold under agreements to repurchase and deposits are reported on a net basis.
Restriction on cash
No reserve balances were required at December 31, 2022 and December 31, 2021. There was no reserve requirement with the Federal Reserve as of December 31, 2022 or December 31, 2021.
Debt & equity securities
Management determines the appropriate classification of debt securities at the time of purchase. Debt securities that the Company has both the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, are classified as available-for-sale and are reported at fair value. Unrealized gains and losses on investments classified as available-for-sale have been accounted for as a separate component of accumulated other comprehensive income or loss, net of the related deferred tax effect. Amortization of premiums and accretion of discounts are recognized in interest income over the

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
terms of the securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Management evaluates debt securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a debt security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized costs and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the statements of income and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.
Equity securities are carried at fair value with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical, or a similar, investment.
Due to the nature of, and restrictions placed upon, certain equity securities that have been classified as restricted stock and are carried at cost. These equity securities are not subject to the classifications above.
Loans held for sale
Loans held for sale are those loans the Company has the intent to sell in the foreseeable future. The Company has elected to use the fair value accounting option (“FVO”) for loans held for sale. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the fair value of the loans. All sales are made without recourse and are sold with servicing released.
Loan commitments and related financial instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Mortgage banking
The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (interest rate lock commitments). Interest rate lock commitments on mortgage loans to be held for sale are accounted for as free standing derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to significant losses nor will it realize significant gains related to rate lock commitments due to changes in interest rates. The Company has elected to use the FVO for best effort forward sales commitments.
Derivatives
At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to the likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as respective fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives not designated or that do not qualify for hedge accounting are reported currently in earnings as non-interest income.
Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Accrued settlements on derivatives not designated or that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.
The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.
When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still probable of occurring, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.
Loans
The Company loan portfolio segments include (i) commercial real estate, (ii) single family residential (1-4 units), (iii) owner-occupied commercial real estate, (iv) acquisition, construction and development, (v) commercial & industrial, and (vi) consumer non-real estate and other.
Risk factors evaluated include the economic environment’s impact on each portfolio segment and the following specific risk factors:
•Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the credit-worthiness of the sponsor and the value of the collateral.
•Single family residential (1-4 units) loans for consumer purposes carry risk associated with the continued credit-worthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purposes carry risk associated with the continued credit-worthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.
•Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral.
•Acquisition, construction and development loans carry risk associated with the credit-worthiness of the borrower, project completion within budget, sale after completion, and the value of the collateral.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
•Commercial & industrial loans carry risk associated with the operations of the business and the value of the collateral, if any.
•Consumer non-real estate and other loans carry risk associated with the credit-worthiness of the borrower and the value of the collateral, if any.
The Company’s recorded investments in loans that management has the intent and ability to hold for the foreseeable future, until maturity or until pay-off, generally are reported at their outstanding unpaid principal balances, adjusted for partial charge-offs, the allowance for loan losses, and any deferred fees and costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the related loan yield using the interest method without anticipating prepayments.
For all portfolio segments, the accrual of interest is discontinued at the time a loan becomes 90 days delinquent, unless the credit is well-secured and in process of collection. Loans also are placed on nonaccrual if collection of principal or interest is considered impaired. All interest accrued, but not received, for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. For all portfolio segments, loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and a history of on-time payments has again been established.
Concentrations of credit
Substantially all of the Company’s loans, commitments, and standby letters of credit have been granted to customers in the Company’s market area. Such customers are general depositors of the Company. Some investments in state and municipal securities also involve governmental entities within the Company’s market area. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers.
Troubled debt restructuring (“TDR”)
Loans are classified as a TDR, if a concession was granted in connection with the modification, for legal or economic reasons, related to the debtor’s financial difficulties. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. In cases where borrowers are granted new terms that provided for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for any impaired loans.
Troubled debt restructurings are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Company incorporates recent historical experience related to TDRs, including the performance of TDRs that subsequently default, into the calculation of the allowance by loan portfolio segment.
The Company is monitoring COVID-19 related modifications. If loans within this population require subsequent modifications, including payment extensions beyond six months, the Company will consider the borrower’s financial status at the time of the request and the effect of all modifications, past and requested, on the loan. If the borrower is deemed to be in financial difficulty that is not short-term and the impact of all modifications is considered to amount to a concession under U.S. GAAP, the loan will be designated a TDR. The Company is also

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
monitoring the COVID-19 related modification population to determine whether other credit-related action should be taken, possibly including downgrading credit risk ratings, designating as nonaccrual, or determining a charge-off.
Allowance for loan losses
The allowance for loan losses is established to absorb probable losses inherent in outstanding loans through a provision for loan losses charged to earnings. Credit losses are charged against the allowance. Subsequent recoveries, if any, are credited to the allowance.
The allowance for loan losses is evaluated on a quarterly basis by management and is based upon (i) past loan loss experience for each portfolio segment as adjusted by environmental factors plus a risk adjustment based on the risk rating of the loan, and (ii) a loan by loan analysis of all other loans which are rated as either in a nonaccrual status or classified as troubled debt restructuring. Loan ratings include:
•Pass-rated loans include all loans which are considered to be either high quality, good quality or acceptable quality. Borrowers have an acceptable financial condition with demonstrated repayment ability.
•Special mention loans have potential developing weaknesses that deserve extra attention. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay.
•Substandard is a regulatory classification. Loans rated substandard are considered to have well-defined weakness and there is a possibility that some future loss will be sustained if such weakness is not corrected.
•Doubtful is a regulatory classification. Loans rated doubtful have all of the weaknesses inherent in those rated substandard, with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable. The probability of some loss is high.
•Loss represents a classification for loans which are considered uncollectible and are in the process of being charged off.
Historical credit losses for each portfolio segment are adjusted by environmental factors which include (i) changes in lending policies and procedures, including underwriting standards, and collection, charge-off, and recovery practices; (ii) changes in national and local economic and business conditions, including the conditions of various market segments; (iii) changes in the nature and volume of the portfolio; (iv) changes in the experience, ability, and depth of lending management and staff; (v) changes in the volume and severity of past due and classified loans and the volume of nonaccruals, troubled debt restructurings, and other loan modifications; (vi) changes in the quality of the Company’s loan review system and the degree of oversight by the Company’s Board; (vii) the existence and effect of any concentrations of credit and changes in the level of such concentrations; and (viii) the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated credit losses in the Company’s current portfolio. This evaluation is inherently subjective since it requires estimates that are susceptible to significant revision as additional information becomes available or as economic conditions change.
Impaired, collateral dependent loans may be charged down to the net realizable value of the collateral. Alternatively, a specific allowance may be established when the discounted cash flows (or collateral value of observable market price) of the impaired loan are less than the carrying value of that loan.
For all portfolio segments, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. For all portfolio segments, a loan is charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Premises and equipment
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives up to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method (or accelerated) method with useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.
Company-owned life insurance
The Company has purchased life insurance policies on certain employees. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Transfers of financial assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Other real estate owned (OREO)
Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost. After foreclosure, valuations periodically are performed by management and the foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. All subsequent gains on sale, losses on sale, and additional write-downs are included in net gains/(losses) on other real estate owned. Revenue and expenses from the operations of foreclosed assets are included in other non-interest income and other operating expenses.
Income taxes
The Company accounts for income taxes in accordance with income tax accounting guidance. The Company has adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.
The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.
Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
The Company recognizes interest and penalties on income taxes as a component of income tax expense.
Employee benefits
The Company has a noncontributory defined benefit pension plan that was frozen to new participants on June 1, 2005. The Company also has a defined contribution plan (The Investment and Savings Plan) with a salary deferral provision, which covers all employees in the month following their date of hire if they have reached the age of 18. The Company’s funding policy for the defined benefit plan is to make annual contributions to the Plan in amounts that are determined based on actuarial valuations and recommendations and which meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974.
Authoritative accounting literature requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. Authoritative accounting literature also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. The guidance also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
Per share data
The Company’s capital structure includes a stock-based compensation plan, which may be dilutive to earnings per share (“EPS”). Basic EPS is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is calculated by assuming dilution of common shares and adjusting net income for compensation cost attributable to the stock-based compensation plan.
Trust assets and fees
Assets of the trust department, other than trust cash on deposit at the Company, are not included in these financial statements because they are not assets of the Company. Trust fees are recognized in income using the accrual method.
Loss contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Comprehensive income (loss)
Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale, unrealized gains and losses on cash flow hedges, and changes in the funded status of the pension plan, which are also recognized as separate components of equity.
Leases
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Fair value of financial instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Stock-based compensation
Compensation cost is recognized for equity awards issued to employees and directors, based on the fair value of these awards at the date of grant using an observable market price. The Company classifies stock awards as equity. Compensation cost is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur.
Segment reporting
The Company operates in one segment – Community Banking and the financial performance of this one segment is used to make resource allocations and performance decisions. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Individual operating results are not reviewed by senior management to make resource allocation or performance decisions. Therefore, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications
Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholder’s equity.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13: Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss model for loans and other financial assets with an expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than as a direct write-down (e.g. OTTI). The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters.
The Company as an EGC filer that is taking advantage of the extended transition period, we plan to adopt the standard for fiscal years, and interim periods within those years, beginning after December 15, 2022. Absent this extended transition period, SEC filers were required to adopt this standard for fiscal years beginning after December 15, 2019. As part of the Company’s implementation efforts, we have engaged a third-party vendor, reconciled historical loan, charge-off and recovery data and determined segmentation of the loan portfolio for application of the current expected credit losses calculation. The Company has also designed calculation methodologies under the new guidance and have engaged an external vendor to perform model validation. The Company is currently designing appropriate controls and management review prior to the adoption of the standard.
The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition. Upon transition:
•the Company does not expect an impact to its debt securities based on not having any debt security classified as held-to-maturity and having no OTTI on our existing portfolio of debt securities.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
•for all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective.
Subsequently, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses - (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for TDRs by creditors in ASC 310-40. This Update also enhances disclosure requirements for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for a TDRs, an entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. The effective date for the amendments in this Update are the same as the effective dates in Update 2016-13. This Update requires prospective transition for the disclosures related to loan restructurings for borrowers experiencing financial difficulty and the presentation of gross write-offs in the vintage disclosures. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In March 2020, the FASB issued ASU No. 2020-04: Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022.
Subsequently, in January 2021, the FASB issued ASU No. 2021-01: Reference Rate Reform (Topic 848): Scope. This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. The Company does not believe this will have material impacts on its financial statements.
An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has limited exposure to the number of loans tied to LIBOR and these loans are in process of being modified through modifications to the relevant legal agreements. For any new loans, the Company is using an alternative rate as an index. ASU 2020-01 will not have material impact on the Company.

Note 2— Securities
The carrying amount of securities and their approximate fair values at December 31, 2022 and 2021, are summarized as follows (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed — agency	57,883	14	4,836	53,061
Residential mortgage backed — non-agency	365,983	2	26,690	339,295
Commercial mortgage backed — agency	61,810	75	1,952	59,933
Commercial mortgage backed — non-agency	191,709	10	8,420	183,299
Asset-backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$185,085	$98	$742	$184,441
Obligations of states and municipalities	651,000	20,285	5,718	665,567
Residential mortgage backed — agency	63,568	372	1,153	62,787
Residential mortgage backed — non-agency	245,794	863	2,349	244,308
Commercial mortgage backed — agency	78,830	411	358	78,883
Commercial mortgage backed — non-agency	170,048	2,492	336	172,204
Asset-backed	192,930	3,127	532	195,525
Other	2,000	—	34	1,966
	$1,589,255	$27,648	$11,222	$1,605,681
At December 31, 2022 and 2021, securities with amortized costs of $637.1 million and $498.1 million, respectively, and with estimated fair values of $552.5 million and $518.6 million, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
The gross realized gains, realized losses, and proceeds from the sales of securities for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	2022	2021	2020
Gross realized gains	$1,512	$—	$1,957
Gross realized losses	(1,966)	(4)	(13)
Proceeds from sales of securities	195,907	700	49,233
The tax benefit (provision) related to these net realized gains and losses for 2022, 2021, and 2020 was $95.3 thousand, $0.8 thousand, and $(408.2) thousand, respectively.
The maturities of securities available-for-sale at December 31, 2022, were as follows (in thousands): (Expected maturities of securities not due at a single maturity date are based on average life at estimated prepayment speed.

Note 2— Securities (continued)
Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay some obligations with or without call or prepayment penalties).

	December 31, 2022
	Amortized Cost
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$39,854	$158,300	$—	$198,154
Obligations of states and municipalities	5,235	1,563	277,320	266,472	550,590
Residential mortgage backed - agency	42	34,100	23,741	—	57,883
Residential mortgage backed - non-agency	28,203	265,190	68,172	4,418	365,983
Commercial mortgage backed - agency	415	56,622	4,773	—	61,810
Commercial mortgage backed - non-agency	32,979	153,572	5,158	—	191,709
Asset-backed	3,255	33,495	65,041	—	101,791
Other	—	—	9,500	—	9,500
	$70,129	$584,396	$612,005	$270,890	$1,537,420

	December 31, 2022
	Fair Value
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$37,439	$137,554	$—	$174,993
Obligations of states and municipalities	5,246	1,529	240,753	206,379	453,907
Residential mortgage backed - agency	42	33,128	19,891	—	53,061
Residential mortgage backed - non-agency	27,182	247,662	60,448	4,003	339,295
Commercial mortgage backed - agency	414	54,960	4,559	—	59,933
Commercial mortgage backed - non-agency	32,400	146,812	4,087	—	183,299
Asset-backed	3,165	32,592	62,869	—	98,626
Other	—	—	8,643	—	8,643
	$68,449	$554,122	$538,804	$210,382	$1,371,757
At year-end 2022 and 2021, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in any amount greater than 10% of shareholders’ equity.
The following table shows the gross unrealized losses and fair value of the Company’s securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021.

Note 2— Securities (continued)
Available-for-sale securities in a continuous unrealized loss position for less than twelve months and more than twelve months are as follows (in thousands):

	December 31, 2022
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$28,399	$1,131	$146,594	$22,030	$23,161
Obligations of states and municipalities	128,373	12,378	320,287	84,317	96,695
Residential mortgage backed - agency	7,258	26	41,975	4,810	4,836
Residential mortgage backed - non-agency	204,866	11,822	134,056	14,868	26,690
Commercial mortgage backed - agency	23,026	562	34,847	1,390	1,952
Commercial mortgage backed - non-agency	144,193	6,171	23,374	2,249	8,420
Asset-backed	43,472	815	50,088	2,399	3,214
Other	6,877	623	1,766	234	857
	$586,464	$33,528	$752,987	$132,297	$165,825

	December 31, 2021
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$134,379	$392	$10,082	$350	$742
Obligations of states and municipalities	218,099	4,938	14,521	780	5,718
Residential mortgage backed - agency	48,167	1,153	—	—	1,153
Residential mortgage backed - non-agency	149,640	1,624	31,024	725	2,349
Commercial mortgage backed - agency	33,703	274	6,456	84	358
Commercial mortgage backed - non-agency	36,307	321	4,137	15	336
Asset-backed	50,005	402	17,372	130	532
Other	1,966	34	—	—	34
	$672,266	$9,138	$83,592	$2,084	$11,222
The Company determines whether unrealized losses are temporary in nature in accordance with U.S. GAAP and the evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. The Company also evaluates other factors and circumstances that may be indicative of an OTTI condition. This evaluation includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

Note 2— Securities (continued)
FASB ASC 320-10 requires the Company to assess if OTTI exists by considering whether the Company has the intent to sell the security or, more likely than not, will be required to sell the security before recovery. If either of these situations applies, the guidance requires the Company to record an OTTI charge to earnings on debt securities for the difference between the amortized cost basis and the fair value of the security. If neither of these situations applies, the Company will assess whether it is expected to recover the entire amortized costs basis of the security. If the Company is not expected to recover the entire amortized cost basis of the security, we will bifurcate the identified OTTI into a credit loss component and a component representing loss related to other factors.
As of December 31, 2022, the Company had no cumulative OTTI. There were no OTTI charges in earnings as a result of credit losses on investments in the years ended December 31, 2022, 2021 and 2020.
Securities of U.S. Treasury and Federal Agencies and Federal Agency Mortgage (Residential and Commercial) Backed Securities
At December 31, 2022, the unrealized losses associated with 12 U.S. Treasuries and Government Agency securities, 19 Residential Mortgage Backed – Agency securities, and 31 Commercial Mortgage Backed – Agency securities were generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government.
Securities of U.S. States and Municipalities
At December 31, 2022, the unrealized losses associated with 230 State and Municipal securities were primarily caused by changes in interest rates and not the credit quality of the securities. These investments are investment grade and were generally underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. These securities will continue to be monitored as part of our ongoing impairment analysis but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities.
Residential & Commercial Mortgage Backed – Non-Agency Securities
At December 31, 2022, the unrealized losses associated with 109 Residential Mortgage Backed – Non-Agency securities and 36 Commercial Mortgage Backed – Non-Agency securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities.
Asset-Backed Securities
At December 31, 2022, the unrealized losses associated with 28 Asset-Backed securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities.
Other Securities
At December 31, 2022, the unrealized losses associated with 3 securities were primarily driven by interest rates and not the credit quality of the securities. These investments are underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. Based on our assessment of the expected credit losses, we expect to recover the entire amortized cost basis of the securities.

Note 2— Securities (continued)
Restricted stock, at cost
The Company’s investment in FHLB stock totaled $16.4 million and $12.0 million at December 31, 2022 and 2021, respectively. FHLB stock is generally viewed as a long-term investment and as a restricted investment security, which is carried at cost, because there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2022, and no impairment has been recognized. FHLB stock is included in a separate line item (Restricted stock, at cost) and is not part of the Company’s investment securities portfolio. The Company’s restricted securities also include an investment in Community Bankers’ Bank, totaling $50 thousand at both December 31, 2022 and 2021, which is carried at cost.
Note 3— Loans
Loans at year-end by portfolio segment were as follows (in thousands):

	2022	2021
Commercial real estate	$1,109,315	$1,031,641
Owner-occupied commercial real estate	127,114	125,613
Acquisition, construction & development	94,450	109,518
Commercial & industrial	53,514	58,818
Single family residential (1-4 units)	499,362	415,594
Consumer non-real estate and other	3,466	3,889
	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
Loans, net	$1,866,182	$1,713,364
Net deferred loan fees included in the above loan categories totaled $3.3 million and $4.4 million at December 31, 2022 and 2021, respectively. The Company holds $7.9 million and $37.8 million in PPP loans, net of deferred fees and costs as of December 31, 2022 and 2021, respectively.

Note 3— Loans (continued)
The following table presents the activity in the allowance for loan losses by portfolio segment for each of the years ending December 31, 2022, 2021, and 2020 (in thousands):

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2022
Allowance for loan losses
Beginning balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709
Provision for (recapture of) loan losses	(6,391)	24	(1,287)	298	(239)	129	(7,466)
Loans charged-off	(3,282)	—	—	(20)	—	(148)	(3,450)
Recoveries	38	—	—	—	184	24	246
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$21,039

December 31, 2021
Allowance for loan losses
Beginning balance	$23,356	$1,196	$4,255	$68	$3,757	$65	$32,697
Provision for (recapture of) loan losses	1,870	(602)	(886)	72	(1,490)	34	(1,002)
Loans charged-off	(127)	—	—	—	(16)	(99)	(242)
Recoveries	13	17	—	20	183	23	256
Total ending allowance balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709

December 31, 2020
Allowance for loan losses
Beginning balance	$11,396	$2,310	$1,697	$5,952	$2,791	$55	$24,201
Provision for (recapture of) loan losses	11,946	(1,114)	2,558	(1,752)	945	65	12,648
Loans charged-off	—	—	—	(5,858)	(44)	(94)	(5,996)
Recoveries	14	—	—	1,726	65	39	1,844
Total ending allowance balance	$23,356	$1,196	$4,255	$68	$3,757	$65	$32,697

Note 3— Loans (continued)
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method (individually or collectively evaluated for impairment) as of December 31, 2022 and 2021 (in thousands):

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2022
Allowance for loan losses
Individually evaluated for impairment	$41	$102	$—	$—	$96	$—	$239
Collectively evaluated for impairment	15,436	533	2,082	438	2,283	28	20,800
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$21,039

Loan balance:
Individually evaluated for impairment	$331	$2,580	$—	$—	$6,158	$—	$9,069
Collectively evaluated for impairment	1,108,984	124,534	94,450	53,514	493,204	3,466	1,878,152
Total ending loan balance	$1,109,315	$127,114	$94,450	$53,514	$499,362	$3,466	$1,887,221

December 31, 2021
Allowance for loan losses
Individually evaluated for impairment	$7,558	$14	$—	$—	$107	$—	$7,679
Collectively evaluated for impairment	17,554	597	3,369	160	2,327	23	24,030
Total ending allowance balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709

Loan balance:
Individually evaluated for impairment	$20,110	$2,843	$—	$—	$7,831	$—	$30,784
Collectively evaluated for impairment	1,011,531	122,770	109,518	58,818	407,763	3,889	1,714,289
Total ending loan balance	$1,031,641	$125,613	$109,518	$58,818	$415,594	$3,889	$1,745,073

Note 3— Loans (continued)
The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. The following table presents the aging of the recorded investment in past due loans as of December 31, 2022 and 2021 by portfolio segment:
Aging and Nonaccrual Loans (in thousands):

	December 31, 2022
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$—	$—	$1,109,315	$1,109,315	$—	$—
Owner-occupied commercial real estate	—	—	—	—	127,114	127,114	—	1,184
Acquisition, construction & development	—	—	—	—	94,450	94,450	—	—
Commercial & industrial	—	—	—	—	53,514	53,514	—	—
Single family residential (1-4 units)	1,403	154	546	2,103	497,259	499,362	—	4,313
Consumer non-real estate and other	—	4	—	4	3,462	3,466	—	—
Total	$1,403	$158	$546	$2,107	$1,885,114	$1,887,221	$—	$5,497

	December 31, 2021
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$19,531	$19,531	$1,012,110	$1,031,641	$—	$19,594
Owner-occupied commercial real estate	121	—	820	941	124,672	125,613	—	1,399
Acquisition, construction & development	—	—	—	—	109,518	109,518	—	—
Commercial & industrial	21	—	—	21	58,797	58,818	—	—
Single family residential (1-4 units)	365	—	649	1,014	414,580	415,594	—	5,268
Consumer non-real estate and other	—	—	—	—	3,889	3,889	—	—
Total	$507	$—	$21,000	$21,507	$1,723,566	$1,745,073	$—	$26,261
The following table presents information related to impaired loans (in thousands) by portfolio segment as of December 31, 2022 and 2021:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized (1)
December 31, 2022
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	1,184	1,394	—	1,291	97

Note 3— Loans (continued)

Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,151	5,576	—	5,131	213
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$6,335	$6,970	$—	$6,422	$310

With an allowance recorded:
Commercial real estate	$331	$331	$41	$350	$23
Owner-occupied commercial real estate	1,397	1,397	102	1,420	74
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	1,007	1,141	96	1,033	57
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$2,735	$2,869	$239	$2,803	$154

December 31, 2021
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	2,327	2,460	—	2,437	129
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,673	6,230	—	5,848	245
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$8,000	$8,690	$—	$8,285	$374

With an allowance recorded:
Commercial real estate	$20,110	$20,236	$7,558	$20,130	$30
Owner-occupied commercial real estate	516	516	14	530	32
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—		—
Single family residential (1-4 units)	2,159	2,285	107	2,203	122
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$22,785	$23,037	$7,679	$22,863	$184
__________________
(1)Cash basis interest income recognized approximates interest income recognized as of December 31, 2022 and 2021.

Note 3— Loans (continued)
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic information and other factors. The Company analyzes loans individually by classifying the loans by credit risk. The Company uses the following definitions for risk ratings:
Special Mention: Loans classified as special mention have a potential credit weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard: Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of debt. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and unlikely.
Loans by credit quality indicators as of December 31, 2022 and 2021 were as follows (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2022
Commercial real estate	$1,011,025	$62,907	$35,383	$—	$—	$1,109,315
Owner-occupied commercial real estate	121,621	1,963	3,530	—	—	127,114
Acquisition, construction & development	68,220	836	25,394	—	—	94,450
Commercial & industrial	53,273	—	241	—	—	53,514
Single family residential (1-4 units)	494,994	55	4,313	—	—	499,362
Consumer non-real estate and other	3,466	—	—	—	—	3,466
Total	$1,752,599	$65,761	$68,861	$—	$—	$1,887,221

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2021
Commercial real estate	$868,787	$75,397	$87,457	$—	$—	$1,031,641
Owner-occupied commercial real estate	122,065	2,149	1,399	—	—	125,613
Acquisition, construction & development	72,895	36,623	—	—	—	109,518
Commercial & industrial	58,763	55	—	—	—	58,818
Single family residential (1-4 units)	410,227	99	5,268	—	—	415,594
Consumer non-real estate and other	3,889	—	—	—	—	3,889
Total	$1,536,626	$114,323	$94,124	$—	$—	$1,745,073
There were no TDRs during the years ended December 31, 2022, 2021, and 2020, respectively.

Note 3— Loans (continued)
There were no TDRs that subsequently defaulted within twelve months of restructuring in the years ending, December 31, 2022 and December 31, 2021, respectively.
In accordance with regulatory guidance and provisions in the CARES Act to provide relief during the COVID-19 pandemic, the Company has provided short-term concessions to certain borrowers. The Company holds $35.9 million and $173.1 million in loans that were under deferral under the CARES Act provisions as of December 31, 2022 and 2021, respectively. For loans to qualify for COVID-19 related modifications, these loans could not be more than 30 days past due as of December 31, 2019. As such, these loans were not considered TDRs based on the relief provisions of the CARES Act and recent regulatory interagency guidance.
For purposes of this disclosure, the Company defines default as any payment that occurs more than 90 days past the due date, charge-off, or foreclosure subsequent to modification.
As of December 31, 2022, 2021 and 2020, there was no other real estate owned. As of December 31, 2022, 2021 and 2020, there were no loans in the process of foreclosure.
Note 4— Premises and Equipment
Premises and equipment are included in the Balance Sheet at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Cost:
Land	$14,626	$12,791
Premises	56,999	44,109
Furniture and equipment	18,705	23,792
	90,330	80,692

Less:
Accumulated depreciation	(37,160)	(43,817)

	$53,170	$36,875
Depreciation and amortization (e.g. leasehold improvements) expense for the years ended December 31, 2022, 2021 and 2020 was $3.1 million, $3.2 million and $2.9 million, respectively.
In 2022 and 2021, the Company sold premises that resulted in a gain of $4.5 million and $1.1 million, respectively, that is captured in other operating expenses on the statements of income.
Note 5— Deposits
The aggregate amount of time deposits, each with a minimum denomination of $250,000, was approximately $133.3 million and $52.4 million in 2022 and 2021, respectively. Brokered time deposits totaled $100.3 million at December 31, 2022. There were no brokered time deposits at December 31, 2021. Time deposits through the Certificate of Deposit Account Registry Service (“CDARS”) program totaled $11.7 million at December 31, 2022, compared to $18.9 million at December 31, 2021. Deposits through the CDARS program are generated from major customers with substantial relationships with the Company.

Note 5— Deposits (continued)
At December 31, 2022, the scheduled maturities of time deposits for the next five years were as follows (in thousands):

Years ending December 31,
2023	$153,075
2024	94,816
2025	45,724
2026	3,449
2027	1,827
$298,891
At December 31, 2022 and 2021, amounts included in time deposits for individual retirement accounts totaled $36.9 million and $42.9 million, respectively.
Overdrafts of $503 thousand and $94 thousand were reclassified to loans at year ended December 31, 2022 and 2021.
Note 6— Federal Home Loan Bank Advances and Other Short-Term Borrowings
The Company has advances outstanding with the Federal Home Loan Bank of Atlanta of $343.1 million and $275 million at December 31, 2022 and 2021, respectively. At December 31, 2022, the interest rate on this debt ranged from 4.13% to 4.57%. At December 31, 2021, the interest rate on this debt ranged from 0.1800% to 0.7725%. The weighted average interest rate at December 31, 2022 and 2021 was 4.422% and 0.545%, respectively. The average balance outstanding during 2022 and 2021 was $269.5 million and $227.0 million, respectively.
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The Company has available an $875.3 million line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by both securities and loans. The amount of securities and loans pledged against the line as of  December 31, 2022 and December 31, 2021 was $698.1 million and $637.2 million, respectively.
The contractual maturities of this debt as of December 31, 2022 are as follows (in thousands):

Due in 2023	$243,100
Due in 2024	100,000
$343,100
Federal funds purchased
The Bank has unsecured federal fund lines of credit from correspondent banking relationships, which can provide up to $90 million in liquidity. There were no borrowings of federal fund lines of credit outstanding at December 31, 2022 or 2021.

Note 7— Income Taxes
The income tax expense (benefit) for 2022, 2021, and 2020 was as follows (in thousands):

	2022	2021	2020
Current Expense:
Federal	$5,501	$5,564	$5,770
State	1,388	372	—
	$6,889	$5,936	$5,770

Deferred Expense:
Federal	$1,318	$(1,401)	$(3,830)
State	79	(258)	—
	$1,397	$(1,659)	$(3,830)

Total	$8,286	$4,277	$1,940
Deferred income taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carry-forwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.
The Company follows accounting guidance related to accounting for uncertainty in income taxes. Under the “more likely than not” threshold guidelines, the Company recorded $291 thousand of income tax expense. There were no uncertain tax positions as of December 31, 2021 or 2020. The Company’s policy is to account for interest and penalties as a component of income tax expense. The Company is no longer subject to examination by federal, state and local taxing authorities for years before January 1, 2019.
The following reconciles income taxes reported in the financial statements to taxes that would be obtained by applying statutory tax rates to income before taxes (in thousands):

	2022	2021	2020
Expected taxes using statutory rates	$10,983	$8,493	$5,972
Benefit of tax exempt income, net of non-deductible interest	(1,694)	(1,993)	(1,644)
Nontaxable income from life insurance	(570)	(502)	(496)
Low income tax credits, net of amortization	(1,840)	(1,843)	(1,231)
State taxes, net of federal benefit	1,159	294	—
Other adjustment, net	248	(172)	(661)
	$8,286	$4,277	$1,940

Note 7— Income Taxes (continued)
The net deferred tax amounts in the accompanying Balance Sheets include the following components (in thousands):

	2022	2021
Deferred tax assets:
Provision for loan losses	$4,418	$6,962
Lease liability	2,171	2,451
Compensation accruals	1,773	1,345
Partnership investments	1,907	1,550
Unrealized losses on securities available-for-sale	34,789	—
Tax credit carryforward	7,634	7,272
Deferred state taxes	179	—
Other	422	243
	$53,293	$19,823
Deferred tax liabilities:
Unrealized gains on securities available-for-sale	$—	$(3,449)
Tax over book depreciation	(1,555)	(1,369)
Pension accrual	(366)	(890)
Right of use asset	(2,074)	(2,349)
	$(3,995)	$(8,057)

Net deferred tax asset	$49,298	$11,766
Note 8— Defined Benefit Pension Plan
The Company provides pension benefits for eligible employees through a defined benefit pension plan. Employees hired prior to June 1, 2005 participate in the retirement plan on a non-contributing basis and were fully vested after five years of service.

Note 8— Defined Benefit Pension Plan (continued)
The following tables set forth the Plan’s status and related disclosures (in thousands):

	2022	2021
Changes in benefit obligation:
Benefit obligation at beginning of year	$42,297	$43,371
Service cost	786	998
Interest cost	1,141	1,042
Actuarial (gain) loss	(12,549)	(2,131)
Distributions	(1,450)	(983)
Benefit obligation at end of year	$30,225	$42,297

Change in plan assets:
Fair value of plan assets at beginning of year	$46,017	$47,526
Adjustment to beginning of year fair value	—	—
Actual return on plan assets	(12,599)	(526)
Employer contribution	—	—
Distributions	(1,450)	(983)
Fair value of plan assets at end of year	$31,968	$46,017

Funded status recognized as accrued pension cost	$1,743	$3,720

Amounts recognized in accumulated other comprehensive (income) loss:
Net loss	$8,901	$7,621
Deferred income tax benefit	(1,869)	(1,601)
Total amount recognized	$7,032	$6,020

Accumulated benefit obligation	$28,184	$38,315
At December 31, 2022, 2021 and 2020, the assumptions used to determine the pension benefit obligation were as follows:

	2022	2021	2020
Discount rate	5.00%	2.76%	2.42%
Rate of compensation increase	3.00	3.50	3.50

Note 8— Defined Benefit Pension Plan (continued)
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (in thousands):

	2022	2021	2020
Components of net periodic pension cost:
Service cost	$786	$998	$911
Interest cost	1,141	1,042	1,159
Expected return on plan assets	(1,539)	(1,612)	(1,938)
Amortization of prior service costs	—	—	—
Amortization of net loss	309	393	488
Net periodic pension costs	$697	$821	$620

Other changes recognized in other comprehensive (income) loss
Net loss	$1,589	$7	$378
Amortization of net loss	(309)	(393)	(488)
Deferred tax expense (benefit)	(269)	81	23
Total recognized in accumulated other comprehensive (income) loss	$1,011	$(305)	$(87)

Total recognized in net periodic pension costs and other comprehensive loss	$1,708	$516	$533
For the years ended December 31, 2022, 2021 and 2020, the assumptions used to determine net periodic pension cost were as follows:

	2022	2021	2020
Discount rate	5.00%	2.76%	2.42%
Expected long-term rate of return on plan assets	3.75	3.75	5.10
Annual salary increase	3.00	3.50	3.50
The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the long-term capital market assumptions. The overall return for each asset class was developed by combining a long-term inflation component and the associated expected real rates. The development of the capital market assumptions utilized a variety of methodologies, including, but not limited to, historical analysis, stock valuation models, such as dividend discount models, and earnings yield models, expected economic growth outlook, and market yields analysis.
The Company’s pension plan asset allocations at December 31, 2022 and 2021 were as follows:

	2022	2021
Equity securities	10%	11%
Debt securities	90	89
Total	100%	100%

Note 8— Defined Benefit Pension Plan (continued)
As of December 31, 2022 and 2021, the fair value of plan assets was as follows (in thousands):

	December 31, 2022
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Cash and cash equivalents	$102	$—	$—	$102
Equity securities	—	3,181	—	3,181
Debt securities	—	28,749	—	28,749
Total pension assets	$102	$31,930	$—	$32,032

	December 31, 2021
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Cash and cash equivalents	$82	$—	$—	$82
Equity securities	—	5,154	—	5,154
Debt securities	—	40,782	—	40,782
Total pension assets	$82	$45,936	$—	$46,018
Assets are valued using a combination of methods including quoted prices for similar assets in active or non-active markets.
The fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return. Investments are selected by officers experienced in financial matters and risk management, and implementation of approved investment strategies is monitored on a regular basis. Both actively and passively managed investment strategies are considered, and funds are allocated across asset classes to develop an efficient investment structure.
It is the responsibility of the trustee to consider costs in administering the portfolio, while maintaining high quality investments. Costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs, and other administrative costs which may be charged to the trust.
The Company does not expect to contribute to its pension plan in 2023.
Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Years ending December 31,
2023	$1,391
2024	1,402
2025	1,387
2026	1,434
2027	1,533
Following 5 years	9,116
Note 9— Other Post-Retirement Plans
Investment and Savings Plan
The Company has an investment and savings plan for its employees. In the month following date of hire, an employee is eligible to participate in the investment and savings plan if they are at least 18 years old. A participant may elect to defer up to 90% of their annual compensation, not to exceed limitations established by the Internal Revenue Code. The Company contributes on behalf of each participant who makes the election an amount up to

Note 9— Other Post-Retirement Plans (continued)
3.5% of the amount contributed by the participant. The Company’s contributions in 2022, 2021 and 2020 totaled $1.02 million, $1.02 million and $990 thousand, respectively, which were included within pensions and other employee benefits on the Statements of Income.
Other Retirement Plans
The Company has a deferred compensation plan for some of its directors and senior officers that provides benefits payable at age 65. The deferred compensation is to be paid to the individual or beneficiary over a period of 15 years. Amounts deferred are invested in increasing whole life insurance policies on the participants’ lives with the Company as owner and beneficiary. Amounts recognized for the increase in the cash surrender value of the policies are offset against the expense. The Company recognized net income of $61 thousand in 2022, $57 thousand in 2021 and $51 thousand in 2020, related to this deferred compensation plan.
In 2010, the Company adopted a Supplemental Executive Retirement Plan for a number of its executive officers. The plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to its participants. The benefits of the plan vest incrementally based on years of service. Plan expenses for the years ending December 31, 2022, 2021 and 2020, amounted to $290 thousand, $459 thousand and $442 thousand, respectively.
In 2021, the Company formed a new deferred compensation plan (2021 Deferred Compensation Plan) for current directors and senior officers. The plan is funded with director fees and salary reductions which are placed in a trust account invested by the Company. The trust investments consist of equity investments, fixed income investments, and cash. The trust account balance totaled $496 thousand and $108 thousand at December 31, 2022 and 2021. This balance is included within other assets and is directly offset within other liabilities. Expenses for the trust totaled $212 thousand and $104 thousand, respectively, in 2022 and 2021.
Note 10— Leased Property
Lessor Arrangements
The Company enters into operating leases with customers to lease vacant space in certain owned premises that is not being used by the Company. These operating leases are typically payable in monthly installments with terms ranging from less than one year to thirteen years and may contain renewal options.
The components of lease income, which was included in non-interest expense on the Statements of Income, were as follows for the year ending (in thousands):

	2022	2021	2020
Operating lease income	$1,309	$181	$190
Total lease income	$1,309	$181	$190
The remaining maturities of operating lease receivables as of December 31, 2022 are as follows (in thousands):

Operating Leases
Leases
2023	$2,354
2024	1,454
2025	1,418
2026	810
2027	509
Thereafter	1,594
Total lease receivables	$8,139

Note 10— Leased Property (continued)
Lessee Arrangements
The Company has entered into leases for branches and office space. The leases are evaluated for whether the lease will be classified as either finance or operating. Certain leases offer the option to extend the lease term, and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. Including renewal options, the Company’s leases range from less than one year to thirteen years. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. These cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Balance Sheets.
In the fourth quarter of 2022 the Company sold two buildings in separate transactions and entered into sale-leaseback agreements to lease back the properties for up to one year. The lease terms were at market with third-parties and will result in $881 thousand of operating lease expense in 2023. The sale of the two buildings resulted in a realized gain of $3.7 million.
Right-of-use assets and liabilities by lease type, and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	2022	2021
Right-of-use assets:
Operating leases	Other assets	$7,255	$7,869
Finance leases	Other assets	2,620	2,824
Total right-of-use assets		$9,875	$10,693
Lease liabilities:
Operating leases	Other liabilities	$7,592	$8,268
Finance Leases	Other liabilities	2,745	2,897
Total lease liabilities		$10,337	$11,165
The components of total lease cost were as follows for the period ending (in thousands):

	2022	2021	2020
Finance lease cost
Right-of-use asset amortization	$204	$207	$34
Interest expense	63	39	6
Operating lease cost	2,495	2,517	2,344
Total lease cost	$2,762	$2,763	$2,384

Note 10— Leased Property (continued)
The Company’s future undiscounted lease payments for finance and operating leases with initial terms of one year or more as of December 31, 2022 are as follows (in thousands):

	Operating Leases	Finance Leases
2023	$3,474	$220
2024	2,294	224
2025	839	228
2026	415	233
2027	366	238
Thereafter	626	2,033
Total undiscounted lease payments	8,014	3,176
Less: Discount	(422)	(431)
Net lease liabilities	$7,592	$2,745
The following table presents additional information about the Company’s leases as of December 31, 2022 and 2021.

Supplemental lease information (dollars in thousands)	2022	2021
Finance lease weighted average remaining lease term (years)	12.76	13.76
Finance lease weighted average discount rate	2.22%	2.22%
Operating lease weighted average remaining lease term (years)	3.26	4.12
Operating lease weighted average discount rate	3.19%	2.89%

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,557	$2,323
Operating cash flows from finance leases	63	39
Financing cash flows from finance leases	152	152
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	1,558	856
Note 11— Regulatory Capital Matters
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, “prompt corrective action” regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (“Basel III rules”), an entity must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022, the Company and the Bank meet all capital adequacy requirements to which they are subject.
“Prompt corrective action” regulations provide five classifications: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized,” although these terms are not used to represent overall financial condition. If “adequately capitalized,” regulatory approval is required to accept brokered deposits. If “undercapitalized,” capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2022 and 2021, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for “prompt corrective action.”

Note 11— Regulatory Capital Matters (continued)
The table below presents the actual and required capital amounts and ratios for the Company at December 31, 2022 and the Bank at December 31, 2022 and 2021 (in thousands).

	Actual		Minimum Required for Capital Adequacy Purposes (includes applicable capital conservation buffer)		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022
Total Capital to risk weighted assets
Consolidated	$433,958	18.88%	$183,867	≥ 8.0%	n/a	n/a
Burke & Herbert Bank & Trust	$432,290	18.81%	$183,900	≥ 8.0%	$229,874	≥ 10.0%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	412,946	17.97	137,900	≥ 6.0	n/a	n/a
Burke & Herbert Bank & Trust	411,251	17.89	137,925	≥ 6.0	183,900	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	412,946	17.97	103,425	≥ 4.5	n/a	n/a
Burke & Herbert Bank & Trust	411,251	17.89	103,443	≥ 4.5	149,418	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	412,946	11.34	145,605	≥ 4.0	n/a	n/a
Burke & Herbert Bank & Trust	411,251	11.30	145,605	≥ 4.0	182,007	≥ 5.0

As of December 31, 2021
Total Capital to risk weighted assets
Burke & Herbert Bank & Trust	$409,923	18.84%	$174,050	≥ 8.0%	$217,562	≥ 10.0%
Tier 1 (Core) Capital to risk weighted assets
Burke & Herbert Bank & Trust	382,672	17.59	130,537	≥ 6.0	174,050	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Burke & Herbert Bank & Trust	382,672	17.59	97,903	≥ 4.5	141,415	≥ 6.5
Tier 1 (Core) Capital to average assets
Burke & Herbert Bank & Trust	382,672	10.81	141,594	≥ 4.0	176,992	≥ 5.0
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of December 31, 2022, approximately $190.9 million of retained earnings was available for dividend declaration without regulatory approval.

Note 12— Derivatives
The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.
Cash flow hedges of interest rate risk
The Company’s objectives in using interest rate derivatives are to add stability to net interest income and to manage exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. During 2022, such derivatives were used to hedge the variable cash flows associated with variable-rate assets.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate asset. During 2022, the Company estimates that an additional $1.6 million will be reclassified as a reduction to interest income.
Derivatives not designated as hedges
The Company enters into interest rate swaps with its loan customers to facilitate their financing requests. Upon entering into swaps with our loan customers, the Company will enter into corresponding offsetting derivatives with third parties. These derivatives represent economic hedges and do not qualify as hedges for accounting. These back-to-back interest rate swaps are reported at fair value in “other assets” and “other liabilities” in the Company’s Balance Sheets. Changes in the fair value of interest rate swaps are recorded in other non-interest expense and sum to zero because of offsetting terms of swaps with borrowers and swaps with dealer counterparties.
The table below presents the fair value of the Company’s derivative financial instruments, which includes accrued interest, as well as their classification on the Balance Sheet as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$2,254

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$34,674	$1,311
Interest rate swaps related to customer loans	Other liabilities	$34,674	$1,311

Note 12— Derivatives (continued)

	December 31, 2021
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	N/A	$—	$—

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other liabilities	$37,508	$1,630
Interest rate swaps related to customer loans	Other assets	$37,508	$1,630
The effect of cash flow hedge accounting on accumulated other comprehensive income (“AOCI”) for the years ended December 31, 2022, 2021, and 2020 are as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in AOCI on Derivative			Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income
	2022	2021	2020		2022	2021	2020
Interest Rate Products	$(2,178)	$—	$—	Interest Income	$(167)	$—	$—
Total	$(2,178)	$—	$—		$(167)	$—	$—
The table below presents the effect of the Company’s derivative financial instruments on the Statements of Income as of December 31, 2022. Prior to 2022, the Company did not have derivatives designated as hedges.

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	December 31, 2022		December 31, 2021		December 31, 2020
	Interest Income	Interest Expense	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$(167)	$—	$—	$—	$—	$—
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20
Interest contracts
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income	(167)	—	—	—	—	—
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—	—	—

Note 13— Commitments and Contingencies
Interest rate lock commitments
Commitments to fund consumer mortgage loans (interest rate lock commitments) to be sold into the secondary market are considered derivatives. The Company enters into best effort forward commitments for the future delivery of mortgage loans to third-party investors. The Company has elected the FVO option on both the best-efforts forward commitments and the consumer mortgage loan held for sale in order to economically hedge the effect of changes in interest rates resulting from the commitment to fund the loans. These mortgage banking derivatives are not designated in hedge relationships.
The net gains (losses) relating to the free-standing derivative instruments (interest rate lock commitments) were $(13) thousand, $13 thousand and $645 thousand at December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, we had no mortgage loans held for sale and no interest rate lock commitments outstanding. In comparison, the notional amount of mortgage loan pipeline that resulted in interest rate lock commitments at December 31, 2021 and 2020 was $926 thousand and $24.7 million. Interest Rate lock commitments are not designated as hedging instruments, and therefore changes in the fair value of these free-standing derivative instruments are reported as non-interest income.
Credit extension commitments
The Company’s financial statements do not reflect various financial instruments which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These financial instruments include commitments to extend credit, commercial letters of credit, and revolving lines of credit.
A summary of the contractual amounts of the Company’s financial instruments outstanding at December 31, 2022 and 2021, is as follows (in thousands):

	2022	2021
Commitments to extend credit	$—	$—
Commercial letters of credit	8,539	7,660
Undisbursed balance - revolving lines of credit	291,265	240,179
Commitments to extend credit, commercial letters of credit and revolving lines of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the Balance Sheets. Many of these instruments have fixed maturity dates, and many of them will expire without being drawn upon; accordingly, they do not generally present any significant liquidity risk to the Company.
Litigation
The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company’s financial position.
Note 14— Transactions with Related Parties
Loans to directors and principal officers, including their immediate families and affiliated companies in which they have a direct or indirect material interest, are considered to be related parties.

Note 14— Transactions with Related Parties (continued)
Aggregate loan balances with related parties were as follows (in thousands):

2022
Balance, beginning	$73,726
New loans	28,598
Repayments	(5,927)
Balance, ending	$96,397
None of the loans are past due, on nonaccrual status or have been restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2022 or 2021.
Deposits from related parties at years end 2022 and 2021 were $109,071 and $102,268 (in thousands).
Note 15— Fair Value Measurements
Determination of Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs that reflect our own assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Investment securities
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing Matrix pricing is a mathematical technique commonly used to price debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Derivatives
The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company has contracted with a third-party vendor to provide valuations for interest rate swaps using standard swap valuation techniques. The Company has considered counterparty credit risk in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities. The Company recognizes interest rate lock commitments at fair value. Fair value of interest rate lock commitments is based on the price of underlying loans obtained from an investor for loans that will be delivered on a best effort basis (Level 2).

Note 15— Fair Value Measurements (continued)
Loans held for sale, at fair value
The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). These loans currently consist of one-to-four family residential loans originated for sale in the secondary market.
The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:
Impaired loans
Loans are designated as impaired, when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Generally, the fair value of impaired loans with specific allocations of the allowance for loan losses is based on recent real estate appraisals. Fair value is measured based on the value of the collateral securing the loans, less estimated costs of disposal. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income and will result in a Level 3 fair value classification. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.
Other real estate owned
Assets acquired through foreclosure or other proceedings are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.

Note 15— Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$174,993	$—	$—	$174,993
Obligations of state and municipalities	—	453,907	—	453,907
Residential mortgage backed - agency	—	53,061	—	53,061
Residential mortgage backed - non-agency	—	339,295	—	339,295
Commercial mortgage backed - agency	—	59,933	—	59,933
Commercial mortgage backed - non-agency	—	183,299	—	183,299
Asset backed	—	98,626	—	98,626
Other	—	8,643	—	8,643
Total investment securities available-for-sale	$174,993	$1,196,764	$—	$1,371,757

Loans held for sale, at fair value	$—	$—	$—	$—

Derivatives	$—	$1,311	$—	$1,311

Financial liabilities
Derivatives	$—	$3,565	$—	$3,565

Note 15— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2021 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$169,382	$15,059	$—	$184,441
Obligations of state and municipalities	—	665,567	—	665,567
Residential mortgage backed - agency	—	62,787	—	62,787
Residential mortgage backed - non-agency	—	244,308	—	244,308
Commercial mortgage backed - agency	—	78,883	—	78,883
Commercial mortgage backed - non-agency	—	172,204	—	172,204
Asset backed	—	195,525	—	195,525
Other	—	1,966	—	1,966
Total investment securities available-for-sale	$169,382	$1,436,299	$—	$1,605,681

Loans held for sale, at fair value	$—	$1,249	$—	$1,249

Derivatives	$—	$1,603	$—	$1,603
		.
Financial liabilities
Derivatives	$—	$1,589	$—	$1,589
Assets that were measured at fair value on a nonrecurring basis during the period are summarized below (in thousands):

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired Loans:
Commercial Real Estate	$—	$—	$290	$290
Owner-occupied commercial real estate	—	—	1,295	1,295
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	911	911
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

Note 15— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2021 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired Loans:
Commercial Real Estate	$—	$—	$12,552	$12,552
Owner-occupied commercial real estate	—	—	502	502
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	2,052	2,052
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—
The following table presents quantitative information about Level 3 Fair Value Measurements for assets measured at fair value on a non-recurring basis at December 31, 2022 and 2021 (in thousands except for percentages):

Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
December 31, 2022
Impaired loans	$2,496	Discounted cash flow analysis	Market rate for borrower	4.5% -6%	5.2%

December 31, 2021
Impaired loans	$15,106	Discounted appraised value		7% -9%	8.0%
		Discounted cash flow analysis	Market rate for borrower	4% - 6%	5.4%
Fair value of financial instruments
The carrying amounts and estimated fair values of financial instruments not carried at fair value, at December 31, 2022 and 2021 were as follows (in thousands):

		Fair Value Measurements at December 31, 2022 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$9,124	$9,124	$—	$—	$9,124
Interest-bearing deposits with banks	41,171	41,171	—	—	41,171
Loans, net	1,866,182	—	—	1,768,903	1,768,903
Accrued interest	15,481	—	15,481	—	15,481

Financial liabilities
Non-interest-bearing	$960,692	$—	$960,692	$—	$960,692
Interest-bearing	1,959,708	—	1,951,227	—	1,951,227
Other borrowed funds	343,100	—	342,904	—	342,904
Accrued interest	1,452	—	1,452	—	1,452

Note 15— Fair Value Measurements (continued)

		Fair Value Measurements at December 31, 2021 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$8,989	$8,989	$—	$—	$8,989
Interest-bearing deposits with banks	68,374	68,374	—	—	68,374
Loans, net	1,713,364	—	—	1,697,752	1,697,752
Accrued interest	15,253	—	15,253	—	15,253

Financial liabilities
Non-interest-bearing	$930,847	$—	$930,847	$—	$930,847
Interest-bearing	2,002,570	—	2,002,089	—	2,002,089
Other borrowed funds	275,000	—	274,999	—	274,999
Accrued interest	309	—	309	—	309
Note 16— Common Stock Transactions
On November 15, 2022, the Company effected a forty-for-one stock split of its Common Stock by issuing thirty-nine additional shares of Common Stock for each outstanding share of Common Stock of record as of November 9, 2022. All share and earnings per share information have been retroactively adjusted to reflect the stock split within the financial statements and notes to the financial statements.
In 2022, the Company reissued 2,000 shares of treasury stock to satisfy the vesting of RSUs. No other purchase or sale of the Company’s Common Stock occurred in 2022.
In 2021, the Company purchased shares of its own Common Stock on the open market in arms-length transactions. It acquired 90,040 shares at an aggregate cost of $4.4 million at prices ranging from $45.25 to $50.00 per share. Additionally, in early August 2021 the Company sold 64,000 shares to certain of its directors, pursuant to a private placement exemption from registration for aggregate consideration of $3.2 million and reissued 1,720 shares of treasury stock to satisfy the vesting of RSUs.
In 2020, the Company acquired 30,240 shares at an aggregate cost of $1.545 million at prices ranging from $46.88 to $56.25 per share.
During 2022, 2021 and 2020, the Company declared and paid cash dividends of $2.12, $2.00, and $2.00 per share, respectively.

Note 17— Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ending December 31, 2022, 2021 and 2020 (in thousands):

	December 31, 2022
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$12,975	$(6,020)	$6,955
Net unrealized gains (losses)	(1,721)	(144,209)	—	(145,930)
Less: net realized (gains) losses reclassified to earnings	132	359	—	491
Net change in pension plan benefits	—	—	(1,011)	(1,011)
Ending Balance	$(1,589)	$(130,875)	$(7,031)	$(139,495)

	December 31, 2021
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$28,905	$(6,325)	$22,580
Net unrealized gains (losses)	—	(15,933)	—	(15,933)
Less: net realized (gains) losses reclassified to earnings	—	3	—	3
Net change in pension plan benefits	—	—	305	305
Ending Balance	$—	$12,975	$(6,020)	$6,955

	December 31, 2020
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$7,838	$(6,412)	$1,426
Net unrealized gains (losses)	—	22,603	—	22,603
Less: net realized (gains) losses reclassified to earnings	—	(1,536)	—	(1,536)
Net change in pension plan benefits	—		87	87
Ending Balance	$—	$28,905	$(6,325)	$22,580

Note 17— Accumulated Other Comprehensive Income (Loss) (continued)
The following table presents amounts reclassified out of each component of accumulated other comprehensive income (loss) for the years ending December 31, 2022, 2021, and 2020 (in thousands).

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income			Affected Line Item in the Statements of Income
	2022	2021	2020
Cash flow hedges:
Interest rate contracts	$(167)	$—	$—	Interest income
Tax effect	35	—	—	Income tax expense (benefit)
Net of Tax	$(132)	$—	$—

Available-for-sale securities:
Realized gains (losses) on securities	$(454)	$(4)	$1,944	Net gains/(losses) on securities
Tax effect	95	1	(408)	Income tax expense (benefit)
Net of Tax	$(359)	$(3)	$1,536

Defined benefit pension plan:
Amortization of actuarial gain / (loss)	$1,280	$(386)	$110	Pension and other employee benefits
Tax effect	(269)	81	(23)	Income tax expense (benefit)
Net of Tax	$1,011	$(305)	$87

Total reclassifications, net of tax	$520	$(308)	$1,623	Net income
Note: The Defined benefit pension plan items are included in the computation of net periodic pension cost. See Note 8— Defined Benefit Pension Plan, for additional information.
Note 18— Parent Company Financial Information
The following tables summarize condensed financial statements for Burke & Herbert Financial Services Corp. for the periods indicated (in thousands):

Parent Company Only Condensed Balance Sheet	2022
Assets
Cash	$2,000
Investment in subsidiary	271,757
Other assets	209
Total Assets	$273,966

Liabilities
Other liabilities	$513
Total Liabilities	513

Total Shareholders’ Equity	273,453
Total Liabilities and Shareholders’ Equity	$273,966

Note 18— Parent Company Financial Information (continued)

Parent Company Only Condensed Statement of Income	2022
Income
Dividends from bank subsidiary	$5,936
Total Income	5,936

Expense
Salaries and employee benefit	426
Other operating expenses	568
Total Expense	994

Income (loss) before income tax benefit and equity in undistributed income of subsidiaries	4,942
Income tax benefit	209
Income (loss) before equity in undistributed income of subsidiaries	5,151
Equity in undistributed earnings of subsidiary	38,862
Net Income	$44,013

Parent Company Only Condensed Statement of Cash Flows	2022
Cash Flows from Operating Activities
Net income	$44,013
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(38,862)
Share based compensation	481
Deferred income taxes	(105)
Net change in other assets	513
Net change in other liabilities	(104)
Net cash flows provided by operating activities	$5,936

Cash Flows from Investing Activities	—

Net cash (used in) provided by investing activities	$—

Cash Flows from Financing Activities
Dividends paid	(3,936)

Net cash (used in) financing activities	$(3,936)

Increase in cash and cash equivalents	$2,000

Cash and cash equivalents
Beginning of the year	$—
End of the year	2,000

Note 19— Other Operating Expense
Other operating expense from the Statements of Income for years ended December 31, 2022, 2021, and 2020 is as follows (in thousands):

	2022	2021	2020
Directors' fees	$1,941	$1,093	$1,147
Consultant fees	1,708	1,548	1,064
Marketing expense	1,295	1,086	509
Historic tax credit amortization	2,526	2,717	2,718
Virginia franchise tax	2,492	2,366	2,249
(Recapture of) Provision for off-balance sheet exposure	—	—	(1,380)
Network expense	1,693	1,592	1,459
FDIC assessment	958	920	460
IT related	1,980	1,306	965
(Gain)/loss on sale of buildings	(4,533)	(1,063)	7
Legal expense	986	275	369
Audit expense	705	302	220
Other	5,668	5,627	5,963
Total	$17,419	$17,769	$15,750
Note 20— Qualified Affordable Housing Project and Historic Tax Investments
The Company invests in qualified affordable housing projects. At December 31, 2022 and 2021, the balance of the investment for qualified affordable housing projects was $23.5 million and $29.7 million, respectively. These balances are reflected in the other assets line on the Balance Sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $0.8 million and $1.6 million at December 31, 2022 and 2021, respectively. The Company expects to fulfill the majority of these commitments by 2024.
During the year ended December 31, 2022, 2021, and 2020, the Company recognized total amortization expense of $6.1 million, $6.8 million, and $7.0 million, respectively. In 2022, 2021, and 2020, $2.5 million, $2.7 million, and $2.7 million was included in non-interest expense on the Statements of Income related to historic tax credit investments that do not qualify for the proportional amortization method. The remainder of the amortization expense was recorded as income tax expense.
Note 21— Revenue from Contracts with Customers
All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. ASC 606 is applicable to non-interest revenue streams, such as trust and wealth management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions.

Note 21— Revenue from Contracts with Customers (continued)
The following table presents the components of non-interest income for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	2022	2021	2020
Service charges and fees(1)
Debit card fees	$4,454	$4,413	$3,743
Deposit related fees	2,308	1,792	1,869
Other fees	93	123	88
Fiduciary and wealth management(1)
Trust fees	3,176	3,297	3,067
Advisory fees	1,575	1,342	950
Other fees	558	523	434
Net gains (losses) on securities(2)	(454)	(4)	1,944
Income from life insurance(2)	2,656	2,325	2,303
Other non-interest income(1)
FHLB dividend(2)	484	409	501
Merchant & credit card fees	801	730	576
Safety deposit fees	394	411	394
Servicing release premium	58	1,303	1,374
Wire fees	358	372	338
Other non-interest(3)	626	215	1,423
Total non-interest income	$17,087	$17,251	$19,004
__________________
(1)Income within the scope of ASC 606 - Revenue Recognition
(2)Income excluded from the scope of ASC 606 - Revenue Recognition
(3)Includes income that arises from the Company electing the FVO as stated that is not within the scope of ASC 606.
A description of the Company’s revenue streams accounted for under ASC 606 follows:
Income from fiduciary & wealth management activities
Fiduciary and wealth management income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company’s performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers’ accounts. The Company does not earn performance-based incentives. Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company’s performance obligation for these transactional-based services is generally satisfied at a point in time (i.e., as incurred), and that allows the Company to recognize the related revenue associated with that transaction. Payment is received shortly after services are rendered.
Annuity and insurance income primarily consists of commissions received on annuity product sales. The Company acts as an intermediary between the Company’s customer and the insurance carrier. The Company’s performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. The Company does not earn a significant amount of trailer fees on annuity sales. The majority of the trailer fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Revenue is not recognized until the annuity’s market value can be determined.
Other non-interest income consists of other recurring revenue streams, such as commissions from sales of mutual funds and other investments, investment advisor fees from the Company’s wealth management product, safety deposit box rental fees, and other miscellaneous revenue streams. Commissions from the sale of mutual funds

Note 21— Revenue from Contracts with Customers (continued)
and other investments are payable on the trade date and are received in the following month, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. Investment advisor fees from the wealth management product are earned over time and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer’s account in advance on the first month of the quarter, and the revenue is recognized over the following three-month period.
Service charges and fees
Service charges and fees on deposit accounts consist of monthly service fees, check orders, and other deposit account related fees. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company’s performance obligation is satisfied at a point in time, and the related revenue recognized. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.
Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company’s debit and credit cards are processed through card payment networks such as Visa. Merchant services income mainly consists of fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier’s checks, and other services. The Company’s performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.
Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.
Note 22— Share-Based Compensation
The Company has a share-based incentive plan described below that allows it to offer a variety of equity compensation awards subject to approval. Total compensation cost that has been charged against income for the awards granted was $2.0 million, $283 thousand and $146 thousand for 2022, 2021 and 2020, respectively. The total income tax benefit was $421 thousand, $59 thousand and $31 thousand for 2022, 2021 and 2020, respectively.
2019 Stock Incentive Plan
In 2019, the Company’s Stock Incentive Plan (“2019 SIP”) was approved by the Bank’s Board of Directors. The 2019 SIP provides for the issuance of stock-based awards to directors and employees of the Company. The 2019 SIP authorized the issuance of 240,000 units to be issued and the Company has a practice of using shares held as treasury stock to satisfy these awards. Each unit represents a contingent right to receive one common share or an equivalent amount of cash, or a combination of the two, at the discretion of the Company. Currently, we have a sufficient number of treasury shares to satisfy outstanding equity awards.
Under the 2019 SIP, the Company has issued RSUs that are both time-based and performance-based. Each RSU award will indicate the number of shares, the conditions (e.g., service, performance, and/or a combination), and the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the award at grant date. A total of 13,160, 106,040, and 4,160 shares were issued in 2022, 2021, and 2020, respectively.
For time-based RSUs, the fair value was determined by using the closing stock price on the date prior to the grant date. These RSUs vest over three to five years.
In 2021, the Board approved performance-based RSUs that may be earned between a three to five year performance period. Whether units are earned at the end of the performance period will be determined based on the achievement of a market capitalization target over the performance period. If the condition is not achieved, the grant

Note 22— Share-Based Compensation (continued)
recipient will receive 50% of the units. If the condition is achieved, the grant recipient will receive a 100% of the units granted.
The fair value for performance-based RSUs was determined by using a Monte Carlo simulation analysis to estimate the market capitalization of the Company and whether the market capitalization met the required hurdle over a thirty-day trading period. The simulation analysis required the following inputs: (1) expected term, (2) expected volatility, (3) risk-free rate, and (4) dividend yield. The expected term was based on the stated performance period. Management used the expected volatility from a peer group. The risk-free interest rate is based on the U.S. Treasury yield curve over the performance period. The dividend yield assumption was based on historical and anticipated dividend payouts.
The following is a summary of the Company’s RSUs:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2022	112,880	$47.49
Granted	13,160	54.78
Vested	(2,000)	59.87
Forfeited	(1,600)	52.92
Nonvested at December 31, 2022	122,440	$48.00
As of December 31, 2022, there was $3.6 million of total unrecognized compensation costs related to nonvested shares granted under the 2019 SIP. The cost is expected to be recognized over a weighted average period of 1.95 years.
Note 23— Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential impact of contingently issuable shares.
The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares dilutive potential Common Stock. Dilutive potential Common Stock has no effect on income available to common shareholders.

	2022	2021	2020
Net income (in thousands)	$44,013	$36,165	$26,499

Weighted average number of shares	7,425,088	7,424,405	7,453,651
Options effect of dilutive shares	42,629	5,659	809
Weighted average dilutive shares	7,467,717	7,430,064	7,454,460

Basic EPS	$5.93	$4.87	$3.56
Diluted EPS	5.89	4.87	3.55
Stock awards equivalent to zero, 462, and 5,727 shares of Common Stock were not considered in computing diluted earnings per common share for 2022, 2021, and 2020, respectively, because they were antidilutive.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 15. Financial Statements and Exhibits
(a)FINANCIAL STATEMENTS: The following financial statements are included in Item 13 in Notes to Consolidated Financial Statements of this Registration Statement:
(b)EXHIBITS: The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description
3.1*	Articles of Incorporation of Burke & Herbert Financial Services Corp.
3.2*	Articles of Amendment to the Articles of Incorporation of Burke & Herbert Financial Services Corp
3.3*	Bylaws of Burke & Herbert Financial Services Corp.
4.1*	Specimen certificate for the Common Stock of Burke & Herbert Financial Services Corp.
10.1*	2019 Stock Incentive Plan
10.2*	2019 Stock Incentive Plan as Amended October 27, 2022
10.3*	2021 Amended & Restated Nonqualified Deferred Compensation Plan for Employers & Directors
10.4*	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle
10.5*	First Amendment to Employment Agreement, dated as of October 27, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle
10.6*	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama
10.7*	First Amendment to Employment Agreement, dated as of October 27, 2022,, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama
10.8*	Change in Control Agreement, dated as of June 16th 2014, by and among Burke & Herbert Bank & Trust and Jeffrey A. Welch
10.9*	Burke & Herbert Bank & Trust Supplemental Executive Retirement Plan, effective January 23, 2014
21.1*	Subsidiaries of Burke & Herbert Financial Services Corp.
__________________
*Previously

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 21, 2023

Burke & Herbert Financial Services Corp.

By:	/s/ David P. Boyle
Name:	David P. Boyle
Title:	President & Chief Executive Officer

ANNEX E
Burke & Herbert’s Quarterly Report on Form 10-Q for the first quarter of 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-41633
Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia		92-0289417
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

100 S. Fairfax Street, Alexandria, Virginia		22314
(Address of principal executive offices)		(Zip Code)

703-549-2304
Registrant’s telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Exchange on which registered
Common Stock, par value $0.50 per share	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated ﬁler	☐	Accelerated ﬁler	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of May 26, 2023, there were 7,427,840 shares of the registrant’s common stock outstanding.

Part I - Financial Information
Item 1.Financial Statements
Burke & Herbert Financial Services Corp. Consolidated Financial Statements:

Burke & Herbert Financial Services Corp.
Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2023 (Unaudited)	December 31, 2022 (Audited)
Assets
Cash and due from banks	$10,616	$9,124
Interest-bearing deposits with banks	106,323	41,171
Cash and cash equivalents	116,939	50,295
Securities available-for-sale, at fair value	1,362,785	1,371,757
Restricted stock, at cost	9,129	16,443
Loans held-for-sale, at fair value	360	—
Loans	1,951,738	1,887,221
Allowance for credit losses(a)	(25,704)	(21,039)
Net loans	1,926,034	1,866,182
Premises and equipment, net	55,157	53,170
Accrued interest receivable	15,158	15,481
Company-owned life insurance	93,053	92,487
Other assets	92,571	97,083
Total Assets	$3,671,186	$3,562,898

Liabilities and Shareholders’ Equity
Liabilities
Non-interest-bearing deposits	$906,723	$960,692
Interest-bearing deposits	2,125,668	1,959,708
Total deposits	3,032,391	2,920,400
Borrowed funds	321,700	343,100
Accrued interest and other liabilities	27,312	25,945
Total Liabilities	3,381,403	3,289,445

Commitments and contingent liabilities (see Note 10)

Shareholders’ Equity
Preferred Stock, $1.00 par value per share; 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock	4,000	4,000
$0.50 par value; 20,000,000 shares authorized and 8,000,000 issued at March 31, 2023, and December 31, 2022; 7,427,840 shares outstanding at March 31, 2023, and 7,425,760 shares outstanding at December 31, 2022

Additional paid-in capital	12,686	12,282
Retained earnings	424,532	424,391
Accumulated other comprehensive income (loss)	(123,809)	(139,495)
Treasury stock	(27,626)	(27,725)
572,160 shares, at cost, at March 31, 2023, and 574,240 shares, at cost, at December 31, 2022
Total Shareholders’ Equity	289,783	273,453
Total Liabilities and Shareholders’ Equity	$3,671,186	$3,562,898
__________________
(a)Amount at March 31, 2023, reflects the impact of adopting Accounting Standards update 2016-13 - Financial Instruments - Credit Losses, which is commonly referred to as the Current Expected Credit Losses (CECL) standard, and our transition from an incurred loss methodology for these reserves to an expected credit loss methodology. Prior period amounts represent Allowance for Loan and Lease Losses (ALLL) under the incurred loss methodology. See Note 1 - Nature of Business Activities and Significant Accounting Policies in Notes to Consolidated Financial Statements for additional information related to our adoption of this standard.
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Income
(In thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
Interest income
Loans, including fees	$22,760	$16,450
Taxable securities	9,802	5,358
Tax-exempt securities	1,458	2,426
Other interest income	308	18
Total interest income	34,328	24,252
Interest expense
Deposits	5,401	400
Borrowed funds	4,138	366
Other interest expense	15	15
Total interest expense	9,554	781
Net interest income	24,774	23,471

Provision for (recapture of) credit losses	515	(2,638)
Net interest income after credit loss expense	24,259	26,109

Non-interest income
Fiduciary and wealth management	1,337	1,305
Service charges and fees	1,635	1,633
Net gains (losses) on securities	—	104
Income from life insurance	560	537
Other non-interest income	682	536
Total non-interest income	4,214	4,115

Non-interest expense
Salaries and wages	9,494	9,529
Pensions and other employee benefits	2,468	2,039
Occupancy	1,457	1,546
Equipment rentals, depreciation and maintenance	1,339	1,379
Other operating	5,607	4,672
Total non-interest expense	20,365	19,165

Income before income taxes	8,108	11,059
Income tax expense	584	1,933

Net income	$7,524	$9,126
Earnings per common share:
Basic	$1.01	$1.23
Diluted	1.00	1.23
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
Net income	$7,524	$9,126
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized gain (loss) arising during period, net of tax of ($4,577) for March 31, 2023, and $16,962 for March 31, 2022	17,218	(63,808)
Reclassification adjustment for loss (gain) on securities, net of tax of $— for March 31, 2023, and $22 for March 31, 2022	—	(82)
Reclassification adjustment for loss (gain) on a fair value hedge, net of tax of $496 for March 31, 2023, $— for March 31, 2022	(1,866)	—
Unrealized gain (loss) on cash flow hedge
Unrealized holding gain (loss) on cash flow hedge, net of tax of ($13) for March 31, 2023, and $133 for March 31, 2022	47	(503)
Reclassification adjustment for losses (gains) included in net income, net of tax ($76) for March 31, 2023, and $16 for March 31, 2022	287	(59)
Total other comprehensive income (loss)	15,686	(64,452)
Comprehensive income (loss)	$23,210	$(55,326)
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders’ Equity
(In thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders’ Equity
	Shares Outstanding	Amount
Balance December 31, 2022	7,425,760	$4,000	$12,282	$424,391	$(139,495)	$(27,725)	$273,453
Cumulative effect adjustment due to the adoption of CECL, net of tax				(3,439)			(3,439)
Net income				7,524			7,524
Other comprehensive income (loss)					15,686		15,686
(Purchase) sale of treasury stock, net	2,080					99	99
Cash dividends, declared				(3,936)			(3,936)
Share-based compensation expense, net			404	(8)			396
Balance March 31, 2023	7,427,840	$4,000	$12,686	$424,532	$(123,809)	$(27,626)	$289,783

Balance December 31, 2021	7,423,760	$4,000	$10,374	$396,120	$6,955	$(27,822)	$389,627
Net income				9,126			9,126
Other comprehensive income (loss)					(64,452)		(64,452)
(Purchase) sale of treasury stock, net	560					27	27
Cash dividends, declared				(3,935)			(3,935)
Share-based compensation expense, net			517				517
Balance March 31, 2022	7,424,320	$4,000	$10,891	$401,311	$(57,497)	$(27,795)	$330,910
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
Cash Flows from Operating Activities
Net Income	$7,524	$9,126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	684	777
Amortization of housing tax credits	1,398	1,537
Realized (gain) on sales of available-for-sale securities	—	(104)
Provision for (recapture of) credit losses	515	(2,638)
Income from Company-owned life insurance	(560)	(537)
Deferred tax (benefit)	(1,234)	(214)
Loss on Disposal of fixed assets	—	6
Accretion of securities	(466)	(315)
Amortization of securities	2,350	2,906
Share-based compensation expense	581	506
Repayment of operating lease liabilities	(810)	(555)
(Gain) on loans held for sale	(15)	(52)
Proceeds from sale of loans held-for-sale	658	2,604
Change in fair value of loans held-for-sale	7	23
Originations of loans held-for-sale	(1,010)	(1,326)
(Increase) decrease in accrued interest receivable	323	(680)
(Increase) decrease in other assets	(1,235)	4,027
Increase (decrease) in accrued interest payable and other liabilities	2,216	(896)
Net cash flows provided by operating activities	$10,926	$14,195

Cash Flows from Investing Activities
Proceeds from maturities, prepayments, and calls of securities available-for-sale, net	28,883	66,373
Proceeds from sale of securities available-for-sale, net	—	87,033
Purchases of securities available-for-sale, net	—	(158,035)
Sales of restricted stock	22,232	2,250
Purchases of restricted stock	(14,918)	(469)
Purchases of property and equipment, net of disposals	(2,671)	(109)
(Purchase of) company-owned life insurance	(6)	(1)
(Increase) in loans made to customers, net	(64,517)	(15,235)
Net cash flows (used in) investing activities	$(30,997)	$(18,193)

Cash Flows from Financing Activities
Net increase (decrease) in non-interest-bearing accounts	(53,969)	34,634
Net increase in interest-bearing accounts	165,960	5,567
(Decrease) in other short-term borrowings	(21,400)	(50,000)
Repayment of finance lease liabilities	(39)	(38)
Cash dividends paid	(3,936)	(3,935)

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
(Unaudited)

Sale of treasury stock	99	27
Net cash flows provided by financing activities	$86,715	$(13,745)
Increase (decrease) in cash and cash equivalents	66,644	(17,743)
Cash and cash equivalents
Beginning of period	50,295	79,910
End of period	$116,939	$62,167

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest paid to depositors	$4,276	$413
Interest paid on other borrowed funds	3,952	375
Interest paid on finance lease	15	16
Income taxes	—	—
Change in unrealized gains on available-for-sale securities	21,795	(80,770)
Lease liability arising from obtaining right-of-use assets	—	—
See Notes to Consolidated Financial Statements.

Note 1— Nature of Business Activities and Significant Accounting Policies
Nature of operations
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation on September 14, 2022, to serve as the holding company for Burke & Herbert Bank & Trust Company (“the Bank”), together referred to as the “Company”. The Company commenced operations as a bank holding company on October 1, 2022, following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia BFI”).
The Bank’s primary market area includes northern Virginia, and it has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland. The Company’s branch locations accept business and consumer deposits from a diverse customer base. The Company’s deposit products include checking, savings, and term certificate accounts. The Company’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
Basis of Presentation
The accompanying consolidated financial statements include Burke & Herbert Financial Services Corp. and its wholly owned subsidiary Burke & Herbert Bank & Trust Company and have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial reporting and with applicable quarterly reporting regulations of the U.S. Securities and Exchange Commission (“SEC”). The accounting and reporting policies of the Company conform to GAAP and reflect practices of the banking industry. They do not include all of the information and notes required by GAAP for complete financial statements. As such, these unaudited financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of and for the year ending December 31, 2022, included in the Company’s Registration Statement on Form 10 filed with the SEC on February 28, 2023, as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and as declared as effective by the SEC on April 21, 2023.
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions between the Company and the Bank have been eliminated. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made. The results of operations for the three months ended March 31, 2023, are not necessarily indicative of the results to be expected for any other interim period or for the full year. All amounts and disclosures included in this quarterly report as of December 31, 2022, were derived from the Company’s audited consolidated financial statements. Certain items in the prior period have been reclassified to conform to the current presentation. These reclassifications had no effect on prior year net income or on shareholders’ equity.
Adoption of new accounting standards
Derivatives and Hedging
On March 28, 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method. The purpose of this updated guidance is to further align risk management objectives with hedge accounting results on the application of

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
the last-of-layer method, which was first introduced in ASU 2017-02, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2022-01 is effective for public business entities for fiscal years beginning after December 15, 2022. ASU 2022-01 requires a modified retrospective transition method for basis adjustments in which the entity will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the statement of financial position as of the date of adoption. The Company adopted this ASU on January 1, 2023, on a prospective basis; therefore, there was no impact to the consolidated financial statements.
Allowance for Credit Losses
On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, as well as future forecasts including reasonable and supportable forecasts and other forecast periods. CECL generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures, such as unfunded commitments to extend credit. Financial assets measured at amortized cost are presented as the net amount expected to be collected.
In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell.
The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The adoption of the new CECL standard resulted in a cumulative-effect adjustment that increased the allowance for credit losses for loans by $4.1 million and increased the allowance for unfunded commitments by $274.8 thousand. Retained earnings, net of deferred taxes, decreased by $3.4 million. Results for reporting periods beginning after January 1, 2023, are presented under ASU 2016-13, while prior period amounts continue to be reported in accordance with the incurred loss model under the previously applicable GAAP.
The following table illustrates the impact of the adoption of CECL, and the transition away from the incurred loss method, on January 1, 2023. The impact to the allowance for credit losses (“ACL”) is presented at the loan segment level (in thousands):

	January 1, 2023
	Reserves under Incurred Loss Model	Reserves under CECL Model	Impact of CECL Adoption
Financial Assets:
Commercial real estate	$15,477	$18,163	$2,686
Owner-occupied commercial real estate	635	629	(6)
Acquisition, construction & development	2,082	1,442	(640)
Commercial & industrial	438	675	237
Single family residential (1-4 units)	2,379	4,040	1,661
Consumer non-real estate and other	28	215	187
Unallocated reserve	—	—	—
Allowance for credit losses on loans	$21,039	$25,164	$4,125
Financial Liabilities:
Allowance for credit losses on off-balance sheet credit exposure	$—	$275	$275

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. The Company did not record an ACL for securities upon adoption.
The Company elected not to measure an ACL for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on non-accrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.
On January 1, 2023, the Company adopted ASU 2022-02, Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 addresses areas identified by the FASB as part of its implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings (“TDRs”) by creditors that have adopted the CECL model and enhance the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the amendments require that the Company disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The Company adopted the standard prospectively, and it did not have a material impact on the financial statements.
Allowance for credit losses - available-for-sale debt securities
Management evaluates all available-for-sale (“AFS”) debt securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. The Company first assesses whether it intends to sell or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income.
For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists, and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.
Changes in the ACL are recorded as credit loss expense (or recapture). Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At March 31, 2023, there was no ACL related to the AFS security portfolio. Refer to Note 2 - Securities in Notes to the Consolidated Financial Statements.
Allowance for credit losses - loans
The ACL represents an amount, which, in management’s judgment, reflects expected credit losses in the loan portfolio at the balance sheet date. The estimate for expected credit losses is based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience as related to credit contractual term information. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recapture of) credit losses, which is recorded in the Consolidated Statements of Income.
The ACL for expected credit losses is determined based on a quantitative assessment of two categories of loans: collectively evaluated loans and individually evaluated loans. In addition, the ACL also includes a qualitative

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
component which adjusts the CECL model for risk factors that are not considered within the CECL model, but are relevant in assessing the expected credit losses within the loan portfolio.
The Company is using a remaining useful life or weighted average remaining maturity (“WARM”) methodology to estimate its current expected credit losses. For purposes of calculating reserves in collectively evaluated loans, ACL calculation segments the Company’s loan portfolio using federal call codes to group loans which share similar risk characteristics. In order to generate reasonable and supportable forecasts of loss rates over a two-year period, the ACL calculation utilizes macroeconomic variable loss drivers, which may include aggregate macroeconomic indicators pertaining to such items as equity market conditions or interest rates, as well as other variables that are portfolio-specific, such as those that pertain to the commercial real estate or residential loan portfolios. A straight-line reversion technique is used for the following four quarters, and in following quarters, the ACL calculation reverts to historical average loss rates.
Based on management’s analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond information used to calculate reasonable and supportable, reversion and post-reversion period forecasts on collectively evaluated loans. As the reasonable and supportable and reversion period forecasts reflect the use of the macroeconomic variable loss drivers, management may consider that an additional or reduced reserve is warranted through qualitative risk factors based on current and expected conditions, including those that utilize supplemental information relative to the macroeconomic variable loss drivers. Many of these qualitative risk factors considered by management are comparable to legacy factors prior to the adoption of CECL and include the following:
•Nature and volume of loans;
•Concentrations of credit;
•Delinquency trends;
•Experience, ability, and depth of management and lending staff; and
•Quality of loan review system.
Loans that do not share similar risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing loans collectively evaluated. A specific reserve analysis is applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the expected future cash flows. A specific reserve may be assigned if the measured value of the loan using one of the before mentioned methods is less than the current carrying value of the loan.
Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the ACL based on the fair value of the collateral. A loan is considered collateral-dependent when the Company determines foreclosure is probable or the borrower is experiencing financial difficulty and the Company expects repayment to be provided substantially through the operation or sale of the collateral. Collateral could be in the form of real estate, equipment, or business assets. An ACL may result for a collateral-dependent loan if the fair value of the underlying collateral, as of the reporting date, adjusted for expected costs to repair or sell, was less than the amortized cost basis of the loan. If repayment of the loan is instead dependent only on the operation, rather than the sale of the collateral, the measure of the ACL does not incorporate estimated costs to sell. For loans analyzed on the basis of projected future principal and interest cash flows, the Company will discount the expected cash flows at the effective interest rate of the loan, and an ACL would result if the present value of the expected cash flows was less than the amortized cost basis of the loan. When the discounted cash flow method is used to determine the ACL, management does not adjust the effective interest rate used to discount cash flows to incorporate expected prepayments.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Allowance for credit losses on off-balance sheet credit exposures
On a quarterly basis, the Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL on off-balance sheet credit exposures is adjusted through the provision for credit losses on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life by loan segment at each balance sheet date under the CECL model using the same methodology as the loan portfolio. The ACL for unfunded commitments is included in accrued interest and other liabilities on the Company’s Consolidated Balance Sheets.
Accrued Interest Receivable
The Company has elected to exclude accrued interest from the amortized cost basis in its determination of the ACL and elected the policy to write-off accrued interest receivable directly through the reversal of interest income. Accrued interest receivable totaled $7.5 million on loans and totaled $7.9 million on AFS securities at March 31, 2023 , and is included in accrued interest receivable on the Company’s Consolidated Balance Sheets.
Note 2— Securities
The carrying amount of AFS securities and their approximate fair values at March 31, 2023, and December 31, 2022, are summarized as follows (in thousands):

	March 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$197,875	$—	$19,456	$178,419
Obligations of states and municipalities	547,896	44	79,578	468,362
Residential mortgage backed - agency	56,991	20	4,341	52,670
Residential mortgage backed - non-agency	349,123	12	27,985	321,150
Commercial mortgage backed - agency	59,409	58	1,635	57,832
Commercial mortgage backed - non-agency	190,542	97	7,414	183,225
Asset-backed	95,317	101	2,819	92,599
Other	9,500	—	972	8,528
	$1,506,653	$332	$144,200	$1,362,785

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed - agency	57,883	14	4,836	53,061
Residential mortgage backed - non-agency	365,983	2	26,690	339,295
Commercial mortgage backed - agency	61,810	75	1,952	59,933
Commercial mortgage backed - non-agency	191,709	10	8,420	183,299
Asset-backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757

Note 2— Securities (continued)
At March 31, 2023, and December 31, 2022, AFS securities with amortized costs of $799.3 million and $637.1 million, respectively, and with estimated fair values of $714.5 million and $552.5 million, respectively, were pledged to serve as collateral for secured borrowings, derivative exposures, or to secure public deposits as required or permitted by law.
As of March 31, 2023, the Company entered into a fair value hedge using the portfolio layer method that is described in further detail within Note 9 - Derivatives.
The gross realized gains, realized losses, and proceeds from the sales of securities for the three months ended March 31, 2023, and March 31, 2022, were as follows (in thousands):

	March 31, 2023	March 31, 2022
Gross realized gains	$—	$727
Gross realized losses	—	(623)
Proceeds from sales of securities	—	87,033
The tax benefit (provision) related to these net realized gains and losses for March 31, 2023, and March 31, 2022, was zero, and $21.8 thousand, respectively.
The maturities of AFS securities at March 31, 2023, were as follows (in thousands): (Expected maturities of securities not due at a single maturity date are based on average life at estimated prepayment speed. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay some obligations with or without call or prepayment penalties).

	March 31, 2023
	Amortized Cost
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$59,546	$138,329	$—	$197,875
Obligations of states and municipalities	370	10,947	332,562	204,017	547,896
Residential mortgage backed - agency	42	33,446	23,503	—	56,991
Residential mortgage backed - non-agency	32,336	209,368	92,763	14,656	349,123
Commercial mortgage backed - agency	233	52,796	6,380	—	59,409
Commercial mortgage backed - non-agency	32,882	152,507	5,153	—	190,542
Asset-backed	2,296	51,621	41,400	—	95,317
Other	—	—	9,500	—	9,500
	$68,159	$570,231	$649,590	$218,673	$1,506,653

Note 2— Securities (continued)

	March 31, 2023
	Fair Value
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$55,500	$122,919	$—	$178,419
Obligations of states and municipalities	370	10,204	296,965	160,823	468,362
Residential mortgage backed - agency	42	32,561	20,067	—	52,670
Residential mortgage backed - non-agency	31,027	198,301	78,487	13,335	321,150
Commercial mortgage backed - agency	232	51,524	6,076	—	57,832
Commercial mortgage backed - non-agency	32,283	146,728	4,214	—	183,225
Asset-backed	2,238	49,966	40,395	—	92,599
Other	—		8,528	—	8,528
	$66,192	$544,784	$577,651	$174,158	$1,362,785
At March 31, 2023, and December 31, 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in any amount greater than 10% of shareholders’ equity.
The following table shows the gross unrealized losses and fair value of the Company’s securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2023, and December 31, 2022.
AFS securities in a continuous unrealized loss position for less than twelve months and more than twelve months are as follows (in thousands):

	March 31, 2023
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$—	$178,419	$19,456	$19,456
Obligations of states and municipalities	17,774	330	444,269	79,248	79,578
Residential mortgage backed - agency	616	10	42,382	4,331	4,341
Residential mortgage backed - non-agency	109,454	7,318	210,963	20,667	27,985
Commercial mortgage backed - agency	1,688	124	54,441	1,511	1,635
Commercial mortgage backed - non-agency	10,970	136	160,432	7,278	7,414
Asset-backed	21,586	187	61,972	2,632	2,819
Other	6,775	725	1,753	247	972
	$168,863	$8,830	$1,154,631	$135,370	$144,200

Note 2— Securities (continued)

	December 31, 2022
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$28,399	$1,131	$146,594	$22,030	$23,161
Obligations of states and municipalities	128,373	12,378	320,287	84,317	96,695
Residential mortgage backed - agency	7,258	26	41,975	4,810	4,836
Residential mortgage backed - non-agency	204,866	11,822	134,056	14,868	26,690
Commercial mortgage backed - agency	23,026	562	34,847	1,390	1,952
Commercial mortgage backed - non-agency	144,193	6,171	23,374	2,249	8,420
Asset-backed	43,472	815	50,088	2,399	3,214
Other	6,877	623	1,766	234	857
	$586,464	$33,528	$752,987	$132,297	$165,825
The Company is required to conduct an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the guidance requires the Company to reduce the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor.
This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost and near-term prospects of the issuer. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in accumulated other comprehensive income (“AOCI”), net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost, the unrealized gain will be recorded in accumulated other comprehensive income, net of taxes, on the consolidated statements of financial condition. Prior to implementation of the CECL standard, unrealized losses caused by a credit event would require the direct write-down of the AFS security through the other-than-temporary impairment approach.
The Company did not record an ACL on the AFS securities at March 31, 2023, or upon implementation of CECL on January 1, 2023. As of both periods, the Company considers the unrealized losses on the AFS securities to be related to fluctuations in market conditions, primarily interest rates, and not reflective of deterioration in credit. The Company had 451 securities in an unrealized loss position as of March 31, 2023. The Company has evaluated available-for-sale securities in an unrealized loss position for credit related impairment at March 31, 2023, and concluded no impairment existed based on a combination of factors, which included: (1) the securities are of high credit quality, (2) unrealized losses are primarily the result of market volatility and increases in market interest rates, (3) the contractual terms of the investments do not permit the issuer(s) to settle the securities at a price less than the par value of each investment, (4) issuers continue to make timely principal and interest payments, and (5) the Company does not intend to sell any of the investments and the accounting standard of “more likely than not” has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis. As such, there was no ACL on available-for-sale securities at March 31, 2023.

Note 2— Securities (continued)
Securities of U.S. Treasury and Federal Agencies and Federal Agency Mortgage (Residential and Commercial) Backed Securities
At March 31, 2023, the unrealized losses associated with 12 U.S. Treasuries and Government Agency securities, 19 Residential Mortgage Backed – Agency securities, and 31 Commercial Mortgage Backed – Agency securities were generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at March 31, 2023.
Securities of U.S. States and Municipalities
At March 31, 2023, the unrealized losses associated with 214 State and Municipal securities were primarily caused by changes in interest rates and not the credit quality of the securities. These securities are investment grade and were generally underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. These securities will continue to be monitored as part of our ongoing impairment analysis but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at March 31, 2023.
Residential & Commercial Mortgage Backed – Non-Agency Securities
At March 31, 2023, the unrealized losses associated with 108 Residential Mortgage Backed – Non-Agency securities and 36 Commercial Mortgage Backed – Non-Agency securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at March 31, 2023.
Asset-Backed Securities
At March 31, 2023, the unrealized losses associated with 28 Asset-Backed securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at March 31, 2023.
Other Securities
At March 31, 2023, the unrealized losses associated with 3 securities were primarily driven by interest rates and not the credit quality of the securities. These investments are underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. Based on our assessment of the expected credit losses, we expect to recover the entire amortized cost basis of the securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at March 31, 2023.
Restricted stock, at cost
The Company’s investment in Federal Home Loan Bank (“FHLB”) stock totaled $9.1 million and $16.4 million at March 31, 2023, and December 31, 2022, respectively. FHLB stock is generally viewed as a long-term investment and as a restricted investment security, which is carried at cost, because there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does

Note 2— Securities (continued)
not consider this investment to be impaired at March 31, 2023, and no impairment has been recognized. FHLB stock is included in a separate line item Restricted stock, at cost on the Consolidated Balance Sheets and is not part of the Company’s AFS securities portfolio. The Company’s Restricted stock line item on the Consolidated Balance Sheets also includes an investment in Community Bankers’ Bank, totaling $50 thousand at both March 31, 2023, and December 31, 2022, which is carried at cost and is not impaired at March 31, 2023.
Note 3— Loans
The Company’s loan portfolio segments, as reported in the tables below, include (i) commercial real estate (ii) owner-occupied commercial real estate (iii) acquisition, construction & development (iv) commercial & industrial (v) single family residential (1-4 units) and (vi) consumer non-real estate and other. The risks associated with lending activities differ among the various loan segments and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions.
•Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the credit-worthiness of the sponsor and the value of the collateral.
•Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral.
•Acquisition, construction and development loans carry risk associated with the credit-worthiness of the borrower, project completion within budget, sale after completion, and the value of the collateral.
•Commercial & industrial loans carry the risk associated with the operations of the business and the value of the collateral, if any.
•Single family residential (1-4 units) loans for consumer purposes carry risk associated with the continued credit-worthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purpose carry risk associated with the continued credit-worthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.
•Consumer non-real estate and other loans carry risk associated with the credit-worthiness of the borrower and the value of the collateral, if any.
Loan balances at March 31, 2023, and December 31, 2022, by portfolio segment were as follows (in thousands):

	March 31, 2023	December 31, 2022
Commercial real estate	$1,154,210	$1,109,315
Owner-occupied commercial real estate	125,657	127,114
Acquisition, construction & development	99,886	94,450
Commercial & industrial	50,101	53,514
Single family residential (1-4 units)	518,775	499,362
Consumer non-real estate and other	3,109	3,466
	1,951,738	1,887,221
Allowance for credit losses	(25,704)	(21,039)
Loans, net	$1,926,034	$1,866,182
Net deferred loan fees included in the above loan categories totaled $3.3 million and $3.3 million at March 31, 2023, and December 31, 2022, respectively. The Company holds $6.4 million and $7.9 million in Paycheck Protection Program (“PPP”) loans, net of deferred fees and costs as of March 31, 2023, and December 31, 2022, respectively.

Note 4— Allowance for Credit Losses
On January 1, 2023, the Company adopted the CECL methodology as required under ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the Company’s accounting policies and policy elections related to the accounting standards update refer to Note 1 - Nature of Business Activities and Significant Accounting Policies in these Notes to Consolidated Financial Statements. All information presented as of March 31, 2023, is in accordance with ASC 326. All other information presented prior to January 1, 2023, is in accordance with previous applicable GAAP.
The Company’s ACL is calculated quarterly, with any adjustment recorded to the provision for credit losses in the Consolidated Statement of Income. Management calculates the quantitative portion of collectively evaluated loans for all loan categories using the WARM method. For purposes of estimating the Company’s ACL, management generally evaluates collectively evaluated loans by federal call code in order to group loans with similar risk characteristics.
Loans that do not share similar risk characteristics are evaluated on an individual loan basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing loans that are collectively evaluated on a loan pool basis. A specific reserve analysis may be applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the expected future cash flows. A specific reserve is assigned if the measured value of the loan using one of the before mentioned methods is less than the carrying value of the loan.
Based on management’s analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond the information that is used to calculate a reasonable and supportable forecast and a reversion period forecast on collectively evaluated loans. Management may consider an additional or reduced reserve as warranted through qualitative risk factors based on the current and expected conditions, as measured in supplemental information relative to the macroeconomic variable loss drivers used to calculate a reasonable and supportable forecast and a reversion period forecast. These qualitative risk factors considered by management are largely comparable to legacy factors prior to the adoption of CECL.

Note 4— Allowance for Credit Losses (continued)
The following table presents the activity in the ACL, including the impact of the adoption of CECL, for the three months ended March 31, 2023, and the activity for the allowance for loan losses for the three months ended March 31, 2022 (in thousands).

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & Industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Unallocated	Total
Three months ended
March 31, 2023
Beginning balance, prior to adoption of CECL	$15,477	$635	$2,082	$438	$2,379	$28	$—	$21,039
Impact of the adoption of CECL	2,686	(6)	(640)	237	1,661	187	—	4,125
Provision for (recapture of) credit losses	218	(73)	410	25	(13)	(44)	—	523
Charge-offs	—	—	—	—	—	(17)	—	(17)
Recoveries	28	—	—	—	3	3	—	34
Balance, end of period	$18,409	$556	$1,852	$700	$4,030	$157	$—	$25,704

March 31, 2022
Balance, beginning of period	$25,112	$611	$2,189	$165	$2,434	$18	$1,180	$31,709
Provision for (recapture of) loan losses	(2,321)	52	127	(32)	(1,030)	15	551	(2,638)
Charge-offs	(21)	—	—	(20)	—	(28)	—	(69)
Recoveries	3	—	—	—	47	9	—	59
Balance, end of period	$22,773	$663	$2,316	$113	$1,451	$14	$1,731	$29,061
The information presented in the table below is not required for periods after the adoption of CECL. The following table summarizes the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method (individually or collectively evaluated for impairment) as of December 31, 2022 (in thousands):

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & Industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Unallocated	Total
December 31, 2022
Allowance for loan losses
Individually evaluated for impairment	$41	$102	$—	$—	$96	$—	$—	$239
Collectively evaluated for impairment	15,436	533	2,082	438	2,283	28	—	20,800
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$—	$21,039

Loan balance:
Individually evaluated for impairment	$331	$2,580	$—	$—	$6,158	$—	$—	$9,069
Collectively evaluated for impairment	1,108,984	124,534	94,450	53,514	493,204	3,466	—	1,878,152
Total ending loan balance	$1,109,315	$127,114	$94,450	$53,514	$499,362	$3,466	$—	$1,887,221

Note 4— Allowance for Credit Losses (continued)
Prior to the adoption of CECL, loans were considered impaired when, based on current information and events as of the measurement date, it was probable the Company would be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans included loans on non-accrual status and accruing TDRs. When determining if the Company would be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considered the borrower’s capacity to pay, which included such factors as the borrower’s current financial statements, an analysis of the global cash flow sufficient to pay all debt obligations, and an evaluation of secondary sources of repayment, such as guarantor support and collateral value.
The following table presents information related to impaired loans (in thousands) by portfolio segment as of December 31, 2022:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized (1)
December 31, 2022
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	1,184	1,394	—	1,291	97
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,151	5,576	—	5,131	213
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$6,335	$6,970	$—	$6,422	$310

With an allowance recorded:
Commercial real estate	$331	$331	$41	$350	$23
Owner-occupied commercial real estate	1,397	1,397	102	1,420	74
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	1,007	1,141	96	1,033	57
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$2,735	$2,869	$239	$2,803	$154
__________________
(1)Cash basis interest income recognized approximates interest income recognized shown as of the twelve months ended December 31, 2022.

Note 4— Allowance for Credit Losses (continued)
The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. The following table presents the aging of the recorded investment in past due loans as of March 31, 2023, and December 31, 2022, by portfolio segment (in thousands):

	March 31, 2023
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$2,075	$—	$2,075	$1,152,135	$1,154,210	$—	$—
Owner-occupied commercial real estate	—	—	—	—	125,657	125,657	—	1,121
Acquisition, construction & development	—	—	—	—	99,886	99,886	—	—
Commercial & industrial	—	31	—	31	50,070	50,101	—	—
Single family residential (1-4 units)	1,515	—	328	1,843	516,932	518,775	—	2,125
Consumer non-real estate and other	—	—	—	—	3,109	3,109	—	—
Total	$1,515	$2,106	$328	$3,949	$1,947,789	$1,951,738	$—	$3,246

	December 31, 2022
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$—	$—	$1,109,315	$1,109,315	$—	$—
Owner-occupied commercial real estate	—	—	—	—	127,114	127,114	—	1,184
Acquisition, construction & development	—	—	—	—	94,450	94,450	—	—
Commercial & industrial	—	—	—	—	53,514	53,514	—	—
Single family residential (1-4 units)	1,403	154	546	2,103	497,259	499,362	—	4,313
Consumer non-real estate and other	—	4	—	4	3,462	3,466	—	—
Total	$1,403	$158	$546	$2,107	$1,885,114	$1,887,221	$—	$5,497
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic information, and other factors. The Company analyzes loans individually by classifying the loans by credit risk. The Company internally grades all commercial loans at the time of origination. In addition, the Company performs an annual review on the top twenty-five non-homogenous commercial loan relationships as measured by total Company exposure to each borrower. The Company uses the following definitions for credit risk classifications:
Pass: These include satisfactory loans that have acceptable levels of risk.
Special Mention: Loans classified as special mention have a potential credit weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard: Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of debt. Loans classified as substandard are inadequately protected by sound net worth, payment capacity of the borrower, or of the collateral pledged. If weaknesses go uncorrected, there is potential for partial loss of principal and/or interest.
Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and unlikely.

Note 4— Allowance for Credit Losses (continued)
Loss: Loans classified as a loss are considered to be uncollectible and cannot be justified to continue as viable assets. While there may be the possibility of some recovery in the future, it is not practical or desirable to defer writing off these loans at the present time.
The Company has a portfolio of smaller homogenous loans that are not individually risk rated that are included within the single family residential and consumer non-real estate and other loan classes. Generally, these loan classes are rated in a “Pass” unless these loans are on non-accrual and are then classified as substandard.
The following table presents the amortized cost basis of the loan portfolio, by year of origination, loan class, and credit quality, as of March 31, 2023 (in thousands):

	Term Loans
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial real estate
Pass	$51,800	$282,900	$214,098	$15,998	$76,014	$403,273	$4,309	$1,048,392
Special Mention	—	—	—	8,433	5,302	40,929	—	54,664
Substandard	—	600	2,351	—	7,569	40,634	—	51,154
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$51,800	$283,500	$216,449	$24,431	$88,885	$484,836	$4,309	$1,154,210

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Owner-occupied commercial real estate
Pass	$823	$30,039	$9,857	$15,463	$13,686	$49,753	$2,385	$122,006
Special Mention	—	—	—	—	—	1,947	—	1,947
Substandard	—	293	—	—	—	1,411	—	1,704
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$823	$30,332	$9,857	$15,463	$13,686	$53,111	$2,385	$125,657

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Acquisition, construction & development
Pass	$1,275	$28,498	$10,995	$—	$9,260	$1,398	$1,360	$52,786
Special Mention	—	—	—	—	807	22,093	—	22,900
Substandard	—	—	—	—	—	24,200	—	24,200
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$1,275	$28,498	$10,995	$—	$10,067	$47,691	$1,360	$99,886

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial & industrial
Pass	$7,877	$18,402	$8,943	$603	$55	$1,769	$12,452	$50,101
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$7,877	$18,402	$8,943	$603	$55	$1,769	$12,452	$50,101

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Note 4— Allowance for Credit Losses (continued)

Single family residential (1-4 units)
Pass	$32,061	$129,294	$62,952	$33,281	$42,540	$154,070	$62,451	$516,649
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	263	—	1,863	—	2,126
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$32,061	$129,294	$62,952	$33,544	$42,540	$155,933	$62,451	$518,775

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Consumer non-real estate and other
Pass	$376	$310	$183	$322	$460	$423	$1,035	$3,109
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$376	$310	$183	$322	$460	$423	$1,035	$3,109

Current period gross charge-offs	$—	$17	$—	$—	$—	$—	$—	$17
The value of outstanding loans by credit quality indicators as of December 31, 2022 were as follows (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2022
Commercial real estate	$1,011,025	$62,907	$35,383	$—	$—	$1,109,315
Owner-occupied commercial real estate	121,621	1,963	3,530	—	—	127,114
Acquisition, construction & development	68,220	836	25,394	—	—	94,450
Commercial & industrial	53,273	—	241	—	—	53,514
Single family residential (1-4 units)	494,994	55	4,313	—	—	499,362
Consumer non-real estate and other	3,466	—	—	—	—	3,466
Total	$1,752,599	$65,761	$68,861	$—	$—	$1,887,221

Note 4— Allowance for Credit Losses (continued)
The following tables present information about collateral dependent loans that were individually evaluated for purposes of determining the ACL as of March 31, 2023 (in thousands):

	Collateral Dependent Loans
	With Allowance		With No Related Allowance	Total
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
March 31, 2023
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	—	—	1,121	1,121	—
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	—	—	3,329	3,329	—
Consumer non-real estate and other	—	—	—	—	—
Total	$—	$—	$4,450	$4,450	$—
On January 1, 2023, the Company adopted ASU 2022-02 on a modified retrospective basis. ASU 2022-02 eliminates the TDR accounting model and requires that the Company evaluate, based on the accounting for loan modifications, whether the borrower is experiencing financial difficulty, and the modification results in a more-than-insignificant direct change in the contractual cash flows and represents a new loan or a continuation of an existing loan. This change required all loan modifications to be accounted for under the general loan modification guidance in ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and subjects entities to new disclosure requirements on loan modifications to borrowers experiencing financial difficulty. Upon adoption of CECL, the Company loans classified as TDRs were individually evaluated for the ACL, and the measurement was done either using the collateral-dependent or the discounted cash flow method.
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction, or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the ACL. The Company may also provide multiple types of modifications on an individual loan. For the three months ended March 31, 2023, the Company did not extend any modifications to borrowers experiencing financial difficulty that had a more-than-insignificant direct change in the contractual cash flows of the loan.
The Company did not extend any modifications that were defined as TDRs during the year ended December 31, 2022.
Note 5— Deposits
The aggregate amount of time deposits, each with a minimum denomination of $250,000, was approximately $35.7 million and $32.6 million on March 31, 2023, and December 31, 2022, respectively. Brokered time deposits totaled $389.2 million at March 31, 2023. There were $100.3 million in brokered time deposits at December 31, 2022. Time deposits through the Certificate of Deposit Account Registry Service (“CDARS”) program totaled $13.1 million at March 31, 2023, compared to $11.7 million at December 31, 2022.

Note 5— Deposits (continued)
At March 31, 2023, the scheduled maturities of time deposits for the remaining nine months ending December 31, 2023 and the following five years were as follows (in thousands):

As of March 31, 2023
Remaining nine months ending, December 31, 2023	$130,833
2024	114,613
2025	133,679
2026	82,141
2027	49,529
2028	77,386
$588,181
At March 31, 2023, and December 31, 2022, amounts included in time deposits for individual retirement accounts totaled $35.2 million and $36.9 million, respectively.
Overdrafts of $277 thousand and $503 thousand were reclassified to loans as of the three months ended March 31, 2023, and the year ended December 31, 2022, respectively.
Note 6— Advances and Other Borrowings
The Company had borrowings of $321.7 million and $343.1 million at March 31, 2023, and December 31, 2022, respectively. At March 31, 2023, the interest rate on this debt ranged from 4.38% to 4.88%. At December 31, 2022, the interest rate on this debt ranged from 4.13% to 4.57%. The average balance outstanding during the three months ending March 31, 2023, and the year ending December 31, 2022, was $358.1 million and $269.5 million, respectively. The Company’s short-term borrowings from time-to-time may consist of advances from the FHLB of Atlanta, unsecured lines from Correspondent Banks, and secured lines from the Federal Discount Window.
The Company has available lines of credit with the FHLB of Atlanta and unsecured federal funds lines of credit from correspondent banking relationships. Through these sources, the Company has unused capacity of $809.1 million in remaining borrowing capacity as of March 31, 2023. The Advances on credit lines are secured by both securities and loans. The amount of securities and loans pledged against available lines of credit as of March 31, 2023, and December 31, 2022, was $620.7 million and $698.1 million, respectively.
The contractual maturities of this debt as of March 31, 2023, are as follows (in thousands):

Due in 2023	$171,700
Due in 2024	150,000
$321,700
Note 7— Leased Property
Lessor Arrangements
The Company enters into operating leases with customers to lease vacant space in certain owned premises that is not being used by the Company. These operating leases are typically payable in monthly installments with terms ranging from around two years to around twelve years and may contain renewal options.
The components of lease income, which was included in non-interest expense on the Consolidated Statements of Income, were as follows for the three months ended (in thousands):

	March 31, 2023	March 31, 2022
Operating lease income	$575	$43
Total lease income	$575	$43

Note 7— Leased Property (continued)
The remaining maturities of operating lease receivables as of March 31, 2023, are as follows (in thousands):

Operating Leases
Remaining nine months ending December 31, 2023	$1,726
2024	2,302
2025	2,265
2026	1,657
2027	1,356
Thereafter	3,783
Total lease receivables	$13,089
Lessee Arrangements
The Company has entered into leases for branches and office space. The leases are evaluated for whether the lease will be classified as either a finance or operating lease. Certain leases offer the option to extend the lease term, and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. Including renewal options, the terms of the Company’s leases range from less than one year to around thirteen years. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. These cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.
Right-of-use assets and liabilities by lease type, and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	March 31, 2023	December 31, 2022
Right-of-use assets:
Operating leases	Other assets	$6,474	$7,255
Finance leases	Other assets	2,569	2,620
Total right-of-use assets		$9,043	$9,875
Lease liabilities:
Operating leases	Other liabilities	$6,782	$7,592
Finance Leases	Other liabilities	2,705	2,745
Total lease liabilities		$9,487	$10,337
The components of total lease cost were as follows for the period ending (in thousands):

	March 31, 2023	March 31, 2022
Finance lease cost
Right-of-use asset amortization	$51	$51
Interest expense	15	16
Operating lease cost	839	594
Total lease cost	$905	$661

Note 7— Leased Property (continued)
The Company’s future undiscounted lease payments for finance and operating leases with initial terms of one year or more as of March 31, 2023, are as follows (in thousands):

	Operating Leases	Finance Leases
Remaining nine months ending December 31, 2023	$2,606	$165
2024	2,294	224
2025	839	228
2026	415	233
2027	366	238
Thereafter	625	2,033
Total undiscounted lease payments	7,145	3,121
Less: Discount	(363)	(416)
Net lease liabilities	$6,782	$2,705
The following table presents additional information about the Company’s leases as of March 31, 2023, and December 31, 2022.

Supplemental lease information (dollars in thousands)	March 31, 2023	December 31, 2022
Finance lease weighted average remaining lease term (years)	12.51	12.76
Finance lease weighted average discount rate	2.22%	2.22%
Operating lease weighted average remaining lease term (years)	3.15	3.26
Operating lease weighted average discount rate	3.16%	3.19%

Cash paid for amounts included in the measurement of lease liabilities	March 31, 2023	March 31, 2022
Operating cash flows from operating leases	$868	$569
Operating cash flows from finance leases	15	16
Financing cash flows from finance leases	39	38
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—
Note 8— Regulatory Capital Matters
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, “prompt corrective action” regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (“Basel III rules”), an entity must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on AFS securities is not included in computing regulatory capital. Management believes as of March 31, 2023, the Company and the Bank meet all capital adequacy requirements to which they are subject.
“Prompt corrective action” regulations provide five classifications: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”, although these terms are not used to represent overall financial condition. If “adequately capitalized”, regulatory approval is required to accept brokered deposits. If “undercapitalized”, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of March 31, 2023, and December 31, 2022, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for “prompt corrective action”.

Note 8— Regulatory Capital Matters (continued)
The following table presents the actual and required capital amounts and ratios for the Company and the Bank at March 31, 2023, and December 31, 2022 (in thousands except for ratios).

	Actual		Minimum Required for Capital Adequacy Purposes (includes applicable capital conservation buffer)		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2023
Total Capital to risk weighted assets
Consolidated	$439,563	18.65%	$247,459	≥ 10.5%	$235,675	≥ 10.0%
Burke & Herbert Bank & Trust	436,046	18.50	247,528	≥ 10.5	235,741	≥ 10.0
Tier 1 (Core) Capital to risk weighted assets
Consolidated	413,592	17.55	200,324	≥ 8.5	188,540	≥ 8.0
Burke & Herbert Bank & Trust	410,075	17.40	200,380	≥ 8.5	188,593	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	413,592	17.55	164,973	≥ 7.0	153,189	≥ 6.5
Burke & Herbert Bank & Trust	410,075	17.40	165,019	≥ 7.0	153,232	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	413,592	11.19	147,859	≥ 4.0	184,824	≥ 5.0
Burke & Herbert Bank & Trust	410,075	11.09	147,913	≥ 4.0	184,891	≥ 5.0

As of December 31, 2022
Total Capital to risk weighted assets
Consolidated	$433,958	18.88%	$241,325	≥ 10.5%	$229,834	≥ 10.0%
Burke & Herbert Bank & Trust	432,290	18.81	241,368	≥ 10.5	229,874	≥ 10.0
Tier 1 (Core) Capital to risk weighted assets
Consolidated	412,946	17.97	195,358	≥ 8.5	186,867	≥ 8.0
Burke & Herbert Bank & Trust	411,251	17.89	195,393	≥ 8.5	183,900	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	412,946	17.97	160,883	≥ 7.0	149,392	≥ 6.5
Burke & Herbert Bank & Trust	411,251	17.89	160,912	≥ 7.0	149,418	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	412,946	11.34	145,605	≥ 4.0	182,007	≥ 5.0
Burke & Herbert Bank & Trust	411,251	11.30	145,605	≥ 4.0	182,007	≥ 5.0
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of March 31, 2023, approximately $188.5 million of retained earnings was available for dividend declaration without regulatory approval.
Note 9— Derivatives
The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts

Note 9— Derivatives (continued)
exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.
Cash flow hedges of interest rate risk
The Company’s objective in using interest rate derivatives is to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and floors as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium. During the first quarter of 2023, such derivatives were used to hedge the variable cash flows associated with variable-rate assets.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate asset. During the next 12 months, the Company estimates that an additional $1.5 million will be reclassified as a reduction to interest income.
Fair value hedges of interest rate risk
The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.
For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in interest income.
As of March 31, 2023, the following amounts were recorded on the balance sheet related to the cumulative basis adjustment for fair value hedges (in thousands):

Line Item in the Statement of Financial Position in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets/(Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/(Liabilities)
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Securities available-for-sale, at fair value(1)	$302,362	$—	$2,362	$—
Total	$302,362	$—	$2,362	$—
__________________
(1)These amounts include the amortized cost basis of closed portfolios of AFS securities used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolio anticipated to be outstanding for the designated hedged period. At March 31, 2023, the amortized cost basis of the closed portfolios used in these hedging relationships was $302.4 million; the cumulative basis adjustments associated with these hedging relationships was $2.4 million; and the amounts of the designated hedged items were $300.0 million.
Derivatives not designated as hedges
The Company enters into interest rate swaps with its loan customers to facilitate their financing requests. Upon entering into swaps with our loan customers, the Company will enter into corresponding offsetting derivatives with third parties. These derivatives represent economic hedges and do not qualify as hedges for accounting. These back-to-back interest rate swaps are reported at fair value in “other assets” and “other liabilities” in the Company’s Consolidated Balance Sheets. Changes in the fair value of interest rate swaps are recorded in other non-interest expense and sum to zero because of offsetting terms of swaps with borrowers and swaps with dealer counterparties.

Note 9— Derivatives (continued)
The table below presents the fair value of the Company’s derivative financial instruments, which includes accrued interest, as well as their classification on the Consolidated Balance Sheets as of March 31, 2023, and December 31, 2022 (in thousands):

	March 31, 2023
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$1,866
Interest rate swaps related to fair value hedges	Other liabilities	300,000	2,283

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$34,439	$1,045
Interest rate swaps related to customer loans	Other liabilities	34,439	1,045

	December 31, 2022
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$2,254
Interest rate swaps related to fair value hedges	N/A	—	—

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$34,674	$1,311
Interest rate swaps related to customer loans	Other liabilities	34,674	1,311
The table below presents the effect of cash flow hedge accounting on AOCI for the three months ended March 31, 2023, and March 31, 2022, as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	March 31, 2023			Location of Gain or (Loss) Reclassified from AOCI into Income	March 31, 2023
	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component		Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$60	$60	$—	Interest Income	$(363)	$(363)	$—
Total	$60	$60	$—		$(363)	$(363)	$—

Note 9— Derivatives (continued)

Derivatives in Cash Flow Hedging Relationships	March 31, 2022			Location of Gain or (Loss) Reclassified from AOCI into Income	March 31, 2022
	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component		Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$(636)	$(636)	$—	Interest Income	$75	$75	$—
Total	$(636)	$(636)	$—		$75	$75	$—
The table below presents the effect of the Company’s derivative financial instruments on the Consolidated Statements of Income as of March 31, 2023, and March 31, 2022.

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	March 31, 2023		March 31, 2022
	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$(203)	$—	$75	$—

The effects of fair value and cash flow hedging:
Gain or (loss) on fair value hedging relationships in Subtopic 815-20
Interest contracts
Hedged items	2,362	—	—	—
Derivatives designated as hedging instruments	(2,202)	—	—	—

Gain or (loss) on cash flow hedging relationships in Subtopic 815-20
Interest contracts
Amount of gain or (loss) reclassified from AOCI into income	(363)	—	75	—
Amount of gain or (loss) reclassified from AOCI into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—

Amount of gain or (loss) reclassified from AOCI into income - included component	(363)	—	75	—
Amount of gain or (loss) reclassified from AOCI into income - excluded component	—	—	—	—
Credit-risk-related Contingent Features
As of March 31, 2023, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $4.1 million. As of March 31, 2023, the Company has posted the full amount of collateral related to these agreements.

Note 10— Commitments and Contingencies
Interest rate lock commitments
Commitments to fund consumer mortgage loans (interest rate lock commitments) to be sold into the secondary market are defined as derivatives under GAAP. The Company enters into best effort forward commitments for the future delivery of mortgage loans to third-party investors. The Company has elected the fair value option (“FVO”) on both the best-efforts forward commitments and the consumer mortgage loans held-for-sale in order to economically hedge the effect of changes in interest rates resulting from the commitment to fund the loans.
The net gains (losses) relating to the free-standing derivative instruments (interest rate lock commitments) were $4.2 thousand and $(74.5) thousand at March 31, 2023, and March 31, 2022. The notional amount of loan pipeline that resulted in interest rate lock commitments at March 31, 2023, and March 31, 2022, was $838 thousand and $1.4 million, respectively. Interest Rate lock commitments are not designated as hedging instruments, and therefore, changes in the fair value of these free-standing derivative instruments are reported as non-interest income.
Credit extension commitments
The Company’s financial statements do not reflect various financial instruments which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These financial instruments include commitments to extend credit, commercial letters of credit, and revolving lines of credit.
Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of our commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.
A summary of the contractual amounts of the Company’s financial instruments outstanding at March 31, 2023, and December 31, 2022, is as follows (in thousands):

	March 31, 2023	December 31, 2022
Commitments to extend credit	$277,463	$291,265
Commercial letters of credit	8,525	8,539
Commitments to extend credit and commercial letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the Consolidated Balance Sheets. Many of these instruments have fixed maturity dates, and many of them will expire without being drawn upon; accordingly, they do not generally present any significant liquidity risk to the Company.
Allowance for credit losses - off-balance-sheet credit exposures
The Company recorded a recapture of credit losses on unfunded commitments of $7.5 thousand for the three months ended March 31, 2023. The ACL on off-balance-sheet credit totaled $267.3 thousand at March 31, 2023, and is included in accrued interest and other liabilities on the accompanying Consolidated Balance Sheets.
Litigation
The Company is a party to litigation, claims and proceedings arising in the normal course of business that are ordinary and routine to the nature of the Company’s business and operations. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from any currently pending or threatened litigation, claims or proceedings will not be material to the Company’s financial position.

Note 11— Fair Value Measurements
Determination of Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs that reflect our own assumptions that market participants would use in pricing an asset or liability.
In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Investment securities
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Derivatives
The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company has contracted with a third-party vendor to provide valuations for interest rate swaps using standard swap valuation techniques. The Company has considered counterparty credit risk in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities. The Company recognizes interest rate lock commitments at fair value. Fair value of interest rate lock commitments is based on the price of underlying loans obtained from an investor for loans that will be delivered on a best effort basis (Level 2).
Loans held-for-sale, at fair value
The fair value of loans held-for-sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). These loans currently consist of one-to-four family residential loans originated for sale in the secondary market.
Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

Note 11— Fair Value Measurements (continued)

	Fair Value Measurements at March 31, 2023 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$178,419	$—	$—	$178,419
Obligations of states and municipalities	—	468,362	—	468,362
Residential mortgage backed - agency	—	52,670	—	52,670
Residential mortgage backed - non-agency	—	321,150	—	321,150
Commercial mortgage backed - agency	—	57,832	—	57,832
Commercial mortgage backed - non-agency	—	183,225	—	183,225
Asset-backed	—	92,599	—	92,599
Other	—	8,528	—	8,528
Total investment securities available-for-sale	$178,419	$1,184,366	$—	$1,362,785

Loans held-for-sale, at fair value	$—	$360	$—	$360

Derivatives	$—	$1,045	$—	$1,045

Financial liabilities
Derivatives	$—	$5,194	$—	$5,194

Note 11— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$174,993	$—	$—	$174,993
Obligations of states and municipalities	—	453,907	—	453,907
Residential mortgage backed - agency	—	53,061	—	53,061
Residential mortgage backed - non-agency	—	339,295	—	339,295
Commercial mortgage backed - agency	—	59,933	—	59,933
Commercial mortgage backed - non-agency	—	183,299	—	183,299
Asset-backed	—	98,626	—	98,626
Other	—	8,643	—	8,643
Total investment securities available-for-sale	$174,993	$1,196,764	$—	$1,371,757

Loans held-for-sale, at fair value	$—	$—	$—	$—

Derivatives	$—	$1,311	$—	$1,311

Financial liabilities
Derivatives	$—	$3,565	$—	$3,565
The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:
Individually evaluated loans
Upon the adoption of CECL, loans individually evaluated for credit expected losses included non-accrual loans and other loans that do not share similar risk characteristics to loans in the CECL loan pools and have been classified as Level 3. Individually evaluated loans with an allocation to the ACL are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income. Prior to adoption of CECL and ASU 2022-02, which eliminated the TDR accounting model, loans were designated as impaired when, in the judgment of management and based on current information and events, it was probable that all amounts due, according to the contractual terms of the loan agreement, would not be collected.
The measurement of loss associated with impaired loans can be based on either the observable market price of the loan, the present value of the expected future cash flows, or the fair value of the collateral. Generally, the fair value of impaired loans will be determined by the present value of the expected future cash flows or if collateral-dependent based on recent real estate appraisals. For collateral-dependent, the fair value is measured based on the value of the collateral securing the loans, less estimated costs of disposal. Collateral may be in the form of real estate or business assets, including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income and will result in a Level 3 fair value classification. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes

Note 11— Fair Value Measurements (continued)
in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.
Other real estate owned
Assets acquired through foreclosure or other proceedings are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals, which are updated no less frequently than annually. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.
Assets that were measured at fair value on a nonrecurring basis during the period are summarized below (in thousands):

	Fair Value Measurements at March 31, 2023 Using: :
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Individually Evaluated Loans:
Commercial Real Estate	$—	$—	$318	$318
Owner-occupied commercial real estate	—	—	1,371	1,371
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	2,242	2,242
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Individually Evaluated Loans:
Commercial Real Estate	$—	$—	$290	$290
Owner-occupied commercial real estate	—	—	1,295	1,295
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	911	911
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

Note 11— Fair Value Measurements (continued)
The following table presents quantitative information about Level 3 Fair Value Measurements for assets measured at fair value on a non-recurring basis at March 31, 2023, and December 31, 2022 (in thousands except for percentages):

Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
March 31, 2023
Impaired loans	$3,931	Discounted cash flow analysis	Market rate for borrower	3.6% - 8.5%	5.0%

December 31, 2022
Impaired loans	$2,496	Discounted cash flow analysis	Market rate for borrower	4.5% - 6.0%	5.2%
Fair value of financial instruments
The carrying amounts and estimated fair values of financial instruments not carried at fair value, at March 31, 2023, and December 31, 2022, were as follows (in thousands):

		Fair Value Measurements at March 31, 2023 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$10,616	$10,616	$—	$—	$10,616
Interest-bearing deposits with banks	106,323	106,323	—	—	106,323
Loans, net	1,926,034	—	—	1,813,068	1,813,068
Accrued interest	15,158	—	15,158	—	15,158

Financial liabilities
Non-interest, bearing	$906,723	$—	$906,723	$—	$906,723
Interest bearing	2,125,668	—	2,118,085	—	2,118,085
Other borrowed funds	321,700	—	321,667	—	321,667
Accrued interest	2,763	—	2,763	—	2,763

Note 11— Fair Value Measurements (continued)

		Fair Value Measurements at December 31, 2022 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$9,124	$9,124	$—	$—	$9,124
Interest-bearing deposits with banks	41,171	41,171	—	—	41,171
Loans, net	1,866,182	—	—	1,768,903	1,768,903
Accrued interest	15,481	—	15,481	—	15,481

Financial liabilities
Non-interest, bearing	$960,692	$—	$960,692	$—	$960,692
Interest bearing	1,959,708	—	1,951,227	—	1,951,227
Other borrowed funds	343,100	—	342,904	—	342,904
Accrued interest	1,452	—	1,452	—	1,452
Note 12— Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) by component, net of tax, for the periods ending March 31, 2023, and March 31, 2022 (in thousands):

	March 31, 2023
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$(1,589)	$(130,875)	$(7,031)	$(139,495)
Net unrealized gains (losses)	47	17,218	—	17,265
Less: net realized (gains) losses reclassified to earnings	287	(1,866)	—	(1,579)
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(1,255)	$(115,523)	$(7,031)	$(123,809)

	March 31, 2022
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$12,975	$(6,020)	$6,955
Net unrealized gains (losses)	(503)	(63,808)	—	(64,311)
Less: net realized (gains) losses reclassified to earnings	(59)	(82)	—	(141)
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(562)	$(50,915)	$(6,020)	$(57,497)

Note 12— Accumulated Other Comprehensive Income (Loss) (continued)
The following table presents amounts reclassified out of each component of accumulated other comprehensive income (loss) for the periods ending March 31, 2023, and December 31, 2022 (in thousands).

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income		Affected Line Item in the Statements of Income
	March 31, 2023	March 31, 2022
Cash flow hedges:
Interest rate contracts	$(363)	$75	Interest income
Tax effect	76	(16)	Income tax expense (benefit)
Net of Tax	$(287)	59

Available-for-sale securities:
Realized gains (losses) on securities	$—	$104	Net gains/(losses) on securities
Realized gains (losses) on basis adjustment for fair value hedges	2,362	—	Interest income
Tax effect	(496)	(22)	Income tax expense (benefit)
Net of Tax	$1,866	$82

Total reclassifications, net of tax	$1,579	$141	Net income
Note 13— Other Operating Expense
Other operating expense from the Consolidated Statements of Income for the three months ended March 31, 2023, and March 31, 2022, is as follows (in thousands):

	Three months ended March 31,
	2023	2022
FDIC assessment	$734	$702
Historic tax credit amortization	632	632
IT related	491	412
Consultant fees	470	212
Network expense	429	394
Directors' fees	410	245
Audit expense	307	92
Legal expense	305	175
Virginia franchise tax	243	233
Marketing expense	219	317
Other	1,367	1,258
Total	$5,607	$4,672
Note 14— Share-Based Compensation
The Company has a share-based incentive plan described below that allows it to offer a variety of equity compensation awards subject to approval. Total compensation cost that has been charged against income for the share-based awards granted was $580.6 thousand and $506.2 thousand for the three months ended March 31, 2023, and March 31, 2022, respectively. The total income tax benefit was $121.9 thousand and $106.3 thousand for the three months ended March 31, 2023, and March 31, 2022, respectively.

Note 14— Share-Based Compensation (continued)
2019 Stock Incentive Plan
In 2019, the Company’s Stock Incentive Plan (“2019 SIP”) was approved by the Bank’s Board of Directors. The 2019 SIP provides for the issuance of share-based awards to directors and employees of the Company. The 2019 SIP authorized 240,000 units to be issued, and the Company has a practice of using shares held as treasury stock to satisfy these share-based awards. Each unit represents a contingent right to receive one common share or an equivalent amount of cash, or a combination of the two, at the discretion of the Company. Currently, we have a sufficient number of treasury shares to satisfy outstanding equity awards.
Under the 2019 SIP, the Company has issued restricted stock unit (“RSU”) awards that are both time-based and performance-based. Each RSU award will indicate the number of shares, the conditions (e.g., service, performance, and/or a combination), and the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the award at grant date. A total of 24,705 and 12,160 shares were issued during the three months ended March 31, 2023, and March 31, 2022, respectively.
For time-based RSUs, the fair value was determined by using the closing stock price on the date prior to the grant date. These RSUs vest over three to five years.
The Board, from time-to-time, approves performance-based RSU awards that may be earned between a three to five year performance period. Whether units are earned at the end of the performance period will be determined based on the achievement of a market capitalization target over the performance period. If the condition is not achieved, the grant recipient will receive 50% of the units upon fulfilling the required service time. If the performance condition is achieved, the grant recipient will receive 100% of the units granted. The market capitalization target will be determined by the Board.
The fair value for performance-based RSU awards was determined by using a Monte Carlo simulation analysis to estimate the achievement of the market capitalization target determined by the Board. The Monte Carlo simulation analysis required the following inputs: (1) expected term, (2) expected volatility, (3) risk-free rate, and (4) dividend yield. The expected term was based on the stated performance period. Management used the expected volatility from a peer group. The risk-free interest rate is based on the U.S. Treasury yield curve over the performance period. The dividend yield assumption was based on historical and anticipated dividend payouts.
The following is a summary of the Company’s RSU awards:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2022	122,440	$48.00
Granted	24,705	67.81
Vested	(3,120)	50.47
Forfeited	—	—
Nonvested at March 31, 2023	144,025	$51.34
As of March 31, 2023, there was $4.7 million of total unrecognized compensation costs related to nonvested shares granted under the 2019 SIP. The cost is expected to be recognized over a weighted average period of 2.08 years.
2023 Stock Incentive Plan
In 2023, a new stock incentive plan (“2023 SIP”) was approved by the Board of directors and shareholders. Upon the plan’s shareholder approval date of March 30, 2023, no further share-based awards will be issued under the 2019 SIP. The plan provides for the issuance of share-based awards to directors and employees of the Company. The 2023 SIP authorized the issuance of 250,000 shares, subject to an annual increase in available shares. As of March 31, 2023, no share-based awards have been issued under the 2023 SIP.

Note 15— Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential impact of contingently issuable shares.
The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares dilutive potential Common Stock. Dilutive potential Common Stock has no effect on income available to common shareholders.

	Three Months Ended March 31,
	2023	2022
Net income (in thousands)	$7,524	$9,126

Weighted average number of shares	7,426,638	7,424,059
Options effect of dilutive shares	77,835	27,799
Weighted average dilutive shares	7,504,473	7,451,858

Basic EPS	$1.01	$1.23
Diluted EPS	1.00	1.23
Stock awards equivalent to zero and zero shares of Common Stock were not considered in computing diluted earnings per common share for March 31, 2023, and March 31, 2022, respectively, because they were antidilutive.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our consolidated financial condition and results of operations of the Company should be read in conjunction with the preceding consolidated financial statements and notes presented in Item 1. Financial Statements of this Form 10-Q, as well as with the audited consolidated financial statements and notes for the year ended December 31, 2022, included in our Registration Statement on Form 10 filed with the SEC on February 28, 2023, as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and as declared as effective by the SEC on April 21, 2023. Historical results of operations and the percentage relationships among any amounts included and any trends that may appear may not indicate trends in operations or results of operations for any future periods. We are a bank holding company, and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank.
Disclosure Regarding Forward-Looking Statements
This Form 10-Q contains statements that we believe are, or may be considered to be, “forward-looking statements”. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations, or assumptions regarding the future of the business, future plans and strategies, operational results, and other future conditions of the Company. All statements other than statements of historical fact included in this Form 10-Q regarding the prospects of our industry or our prospects, plans, financial position, or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plans,” “expects” or “does not expect,” “is expected,” “look forward to,” “budget,” “scheduled,” “estimates,” “forecasts,” “will continue,” “intends,” “the intent of,” “have the potential,” “anticipates,” “does not anticipate,” “believes,” “should,” “should not,” or variations of such words and phrases that indicate that certain actions, events, or results “may,” “could,” “would,” “might,” or “will,” “be taken,” “occur,” or “be achieved,” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, and intentions expressed in such forward-looking statements. Important risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any expected future results, performance, or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described in Part II, Item 1A. Risk Factors in this Form 10-Q.
Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Form 10-Q, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Form 10-Q.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements.

Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation on September 14, 2022, to serve as the holding company for the Bank. The Company commenced operations as a bank holding company on October 1, 2022, following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the FDIC and the Virginia BFI.
The Bank offers a full range of business and personal financial solutions designed to meet customers’ banking, borrowing, and investment needs and has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland.
The Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and non-interest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an ACL to absorb expected credit losses on existing loans that may become uncollectible. The Bank establishes and maintains this ACL by charging a provision for credit losses against operating earnings. In order to maintain its operations and branch locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
As of March 31, 2023, we had total consolidated assets of $3.7 billion, gross loans of $2.0 billion, total deposits of $3.0 billion, and total shareholders’ equity of $289.8 million. As of March 31, 2023, we had 411 full-time employees. None of our employees are covered by a collective bargaining agreement.
Recent Events in the Financial Services Industry
During March 2023, the FDIC placed two large financial institutions under receivership, marking the third and fourth largest bank failures in U.S. history, primarily due to liquidity concerns. In May 2023, another financial institution failed that became the second largest bank failure in U.S. history. All of the deposits and substantially all of the assets of that institution were assumed by another financial institution. These failures have caused general uncertainty and concern regarding the adequacy of liquidity in the banking sector as a whole. Uncertainty may be compounded by the reach and depth of media attention, including social media, and its ability to disseminate concerns or rumors about any events of these kinds or other similar risks, and has in the past and may in the future lead to market-wide liquidity problems. These failures underscore the importance of maintaining diversified sources of funding as key measures to ensure the safety and soundness of a financial institution.
While the Company did not experience significant unusual deposit withdrawals related to these recent events, we cannot be assured that similar unusual deposit withdrawal activity will not affect banks generally or affect our Bank in the future. The heightened focus on liquidity across the banking industry will continue to add to the already increasing competition for deposits as a source of core balance sheet funding, which is expected to cause the cost of funds at banks to continue to rise in the near-term. Should financial institutions experience shortfalls in core funding, the use of alternative sources of liquidity would most likely cause a further increase in funding costs, placing additional pressure on overall bank profitability across the sector.
In response to events that occurred during the months of March and May 2023 and the attendant stress on economic agents, including various financial stock markets, the Company took multiple proactive measures to mitigate any potential financial and operational impacts. Such measures included, but were not limited to:
•dissemination of internal communication to inform the Board and employees of current events and the Company’s condition and desired market response;
•testing of available liquidity sources;

•real-time analysis of our deposit composition and deposit concentrations;
•assessment of our investment securities portfolio; and
•stress testing of liquidity and capital metrics based on observed financial conditions with particular emphasis on the causes of such risk events.
For further discussion see Item 1A, under the caption “Risk Factors” in our Registration Statement on Form 10 filed with the SEC on February 28, 2023, and as amended, and declared effective by the SEC on April 21, 2023. The measures taken followed meetings convened by a subcommittee provided for in our Asset/Liability policy more fully described in Item 3.- Quantitative and Qualitative Disclosures About Market Risk – Market Risk.
The Company’s key inputs and certain assumptions of the stress testing included, but were not limited to, uninsured deposits, deposit composition and deposit flows, borrowings and borrowing capacity, interest rate movements and sensitivity, unrealized losses in the investment securities portfolio, loan balances and loan demand, credit risks, and current allowances for credit losses. Results of the stress tests indicated capital levels that remained above the well-capitalized regulatory ratios and liquidity metrics remained within internal policy guidelines. For additional information related to capital, see Notes to the Consolidated Financial Statements – Note 8. Regulatory Capital Matters. The Company intends to continue conducting such stress tests on an interim basis.
As of the date of this filing, the Company believes that the recent events described herein will not have a material impact to the Company’s financial position.
Critical Accounting Policies and Estimates
Our accounting and reporting policies are in accordance with GAAP and follow accounting and reporting guidelines prescribed by bank regulatory and general practices within the financial services industry. Our financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions, and judgements that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments affect the amounts reported in the financial statements and accompanying notes and are based on information available as of the date of the financial statements, and, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions, and judgments inherent in those policies, are critical in understanding our financial statements. The more critical accounting estimates include accounting for credit losses and valuation methodologies. Additional disclosures regarding the effects of new pronouncements, ASU 2016-13 and ASU 2022-02, are included in this report in Note 1, Nature of Business Activities and Significant Accounting Policies, to the consolidated financial statements under Part 1, Item, “Financial Information.”
Liquidity Management
Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company’s ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.
The Company assesses the need for liquidity in a variety of scenarios. Those scenarios may include projected growth, credit deterioration, deposit decay, interest rate changes, and a variety of other economic scenarios that can impact the liquidity position of the Company. These analyses are performed on a quarterly basis in conjunction with the Company’s Asset/Liability meetings, and findings are reported to the Asset/Liability Committee (the “ALCO”) and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions.

Findings as a result of the Company’s prudent liquidity modeling may result in the change of certain products offered to customers or adjust the way the Company manages its balance sheet. Such changes could include adjusting interest rates offered on certain deposit products, changes to interest rates charged in lending activities, or the suspension of certain products and activities altogether. Times of significant economic stress may cause the mix of funding to shift and increase the likelihood of changes to certain products in order to manage the Company’s overall liquidity and capital position.
The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities, and, to a lesser extent, sales of investment securities available-for-sale. Other short-term investments available to the Company that could act as potential sources of liquidity are federal funds sold, securities purchased under agreements to resell, and maturing interest-bearing deposits with other banks.
The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are additional sources of liquidity and basically represent the Company’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.
In addition to the Company’s financial performance and condition, liquidity may be impacted by the Company’s structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its shareholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits, and other such items. Any future dividends must be set forth in the Company’s capital plans before any dividends can be paid.
Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth. See Note 6 - Advances and Other Borrowings and Note 10 - Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.
Capital
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.
In July 2013, the Federal Reserve published the final rules that established a new comprehensive capital framework for banking organizations, commonly referred to as Basel III. These final rules substantially revised the risk-based capital requirements applicable to bank holding companies and depository institutions. The final rule became effective January 1, 2015, for smaller, non-complex banking organizations with full implementation by January 1, 2019.
The Basel III Capital Rules require the Holding Company and the Bank to maintain minimum Common Equity Tier 1 (“CET 1”), Tier 1, and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and counter-cyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “counter-cyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Holding Company or the Bank.

Under capital adequacy guidelines and the regulatory framework for “prompt corrective action”, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Additionally, federal banking laws require regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not satisfy minimum capital requirements. The extent of these powers depends upon whether the institution in question is “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, or “critically undercapitalized”, as such terms are defined under federal banking agency regulations. Depository institutions that do not meet minimum capital requirements will face constraints on payment of dividends, equity repurchases, and compensation based on the amount of shortfall. A depository institution that is not “well capitalized” is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, may be subject to asset growth limitations, and may be required to submit capital restoration plans.
As of March 31, 2023, and December 31, 2022, the Bank complied with all regulatory capital standards and qualifies as “well capitalized”. Note 8 - Regulatory Capital Matters in Notes to Consolidated Financial Statements contains additional discussion and analysis regarding the Company and the Bank’s regulatory capital requirements.
Effects of Inflation
The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.
Management believes the most significant potential impact of inflation on financial results is a direct result of the Company’s ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities over an economic cycle in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company’s interest rate positioning.
Key Factors Affecting Financial Performance
We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment, and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report as well as with the audited consolidated financial statements and notes for the year ended December 31, 2022, included in our Registration Statement on Form 10 filed with the SEC on February 28, 2023, as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and as declared as effective by the SEC on April 21, 2023.
Our success will depend upon, among other things, the following factors that we manage or control:
•Effectively managing capital and liquidity, including:
•Continuing to maintain and, over time, grow our deposit base as a low-cost stable funding source,
•Prudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing, and liquidity standards, and
•Actions we take within the capital and other financial markets,

•Our ability to manage any material costs related to the execution of our strategic priorities, including increased employees, infrastructure, compliance, and other costs in a profitable manner over the long term,
•Management of credit risk and interest rate risk in our portfolio,
•Our ability to manage and implement strategic business objectives within the changing regulatory environment,
•The impact of legal and regulatory-related contingencies,
•The appropriateness of critical accounting estimates and related contingencies,
•Our ability to manage operational risks related to new products and services, changes in processes and procedures, or the implementation of new technology,
•The ability to make investments to promote compliance with existing and evolving regulatory requirements that will increase as the Company grows and will result in increased administrative expenses that we did not previously incur, which costs may materially increase our general and administrative expenses, and
•The ability to execute our strategic objectives while satisfying the obligations associated with being a public company that will require significant resources and management attention and may divert management’s attention from our business operations.
Our financial performance is also substantially affected by a number of external factors outside of our control, including the following:
•Economic conditions, including the length and extent of the economic impacts of a pandemic, and the actions taken to mitigate and manage it,
•The effect of climate change on our business and performance, including indirectly through impacts on our customers,
•The actions by the Federal Reserve, U.S. Treasury, and other government agencies, including those that impact money supply and market interest rates and inflation,
•The level of, and direction, timing, and magnitude of movement in interest rates and the shape of the interest rate yield curve,
•The functioning and other performance of, and availability of liquidity in U.S. and global financial markets, including capital markets,
•The impact of tariffs and other trade policies of the U.S. and its global trading partners,
•Changes in the competitive landscape,
•Impacts of changes in federal, state, and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending, and social programs,
•The impact of market credit spreads on asset valuations,
•The ability of customers, counterparties, and issuers to perform in accordance with contractual terms, and the resulting impact on our asset quality,
•Loan demand, utilization of credit commitments, and standby letters of credit, and
•The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives.

The impact of these items, where material, is discussed in the applicable sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operation. For additional information on the risks we face, see Part II, Item 1A. - Risk Factors.
Selected Financial Data
The following table contains selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of March 31, 2023, and December 31, 2022, and the selected income statement data for the three months ended March 31, 2023, and March 31, 2022, have been derived from our consolidated financial statements included elsewhere in this Form 10-Q and should be read in conjunction with the other information contained in this Form 10-Q.

(In thousands, except ratios, share and per share data)	March 31, 2023	December 31, 2022
Selected Financial Condition Data:
Total assets	$3,671,186	$3,562,898
Total cash and cash equivalents	116,939	50,295
Total investment securities, at fair value	1,362,785	1,371,757
Net loans	1,926,034	1,866,182
Company-owned life insurance	93,053	92,487
Premises and equipment, net	55,157	53,170
Total deposits	3,032,391	2,920,400
Advances and other borrowings	321,700	343,100
Total shareholders’ equity	289,783	273,453

	As of or for the Three Months Ended March 31,
	2023	2022
Selected Operating Data:
Interest income	$34,328	$24,252
Interest expense	9,554	781
Net interest income	24,774	23,471
Provision for (recapture of) credit losses	515	(2,638)
Total non-interest income	4,214	4,115
Total non-interest expenses	20,365	19,165
Income before income taxes	8,108	11,059
Income tax expense	584	1,933
Net income	7,524	9,126

Per Share Data:
Average shares of Common Stock outstanding, basic	7,426,638	7,424,059
Average shares of Common Stock outstanding, diluted	7,504,473	7,451,858
Total shares of Common Stock outstanding	7,427,840	7,424,320
Basic net income per share	$1.01	$1.23
Diluted net income per share	1.00	1.23
Dividends declared per share	0.53	0.53
Dividend payout ratio(1)	53.00%	43.09%
Book value (at period end)	$39.01	$44.57

	As of or for the Three Months Ended March 31,
	2023	2022
Performance Ratios:
Return on average assets	0.85%	1.03%
Return on average equity	10.83	9.91
Interest rate spread(2)	2.58	2.84
Net interest margin(3)	3.06	2.89
Efficiency ratio(4)	70.25	69.47

Capital Ratios:
Common equity tier 1 (CET 1) capital to risk-weighted assets (5)	17.55%	17.47%
Total risk-based capital to risk-weighted assets(5)	18.65	18.72
Tier 1 capital to risk-weighted assets(5)	17.55	17.47
Tier 1 capital to average assets(5)	11.19	10.88
Average equity to average assets(5)	7.85	10.41

Asset Quality Ratios:
Allowance coverage ratio	1.32%	1.65%
Allowance for credit losses as a percentage of non-performing loans	791.87	113.81
Net charge-offs to average outstanding loans during the period	0.00	0.00
Non-performing loans as a percentage of total loans	0.17	1.45
Non-performing assets as a percentage of total assets	0.09	0.72

Other Data:
Number of full-service branches	23	24
Number of full-time equivalent employees	411	392
__________________
(1)Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2)The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3)The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.
(4)The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
(5)Capital ratios are for Burke & Herbert Financial Services Corp. for 2023 and Burke & Herbert Bank & Trust Company for 2022.
Results of Operations
Results of Operations for the Three Months Ended March 31, 2023 and 2022
General
Consolidated net income for the three months ended March 31, 2023, was $7.5 million compared to $9.1 million earned during the three months ended March 31, 2022. The $1.6 million, or 17.6%, decrease in net income is primarily the result of increases in non-interest expense and provision for credit losses offset by the increase in net interest income and lower income tax expense.
Net interest income increased by $1.3 million to $24.8 million for the three months ended March 31, 2023, compared to $23.5 million for the three months ended March 31, 2022. The main drivers for this increase were balance sheet growth, specifically in loans, and higher interest rates offset by higher funding costs on both our deposits and borrowings.
For the three months ended March 31, 2023, the Company recorded credit loss expense of $0.5 million compared to a recapture of provision losses of $2.6 million. For the three months ended March 31, 2022, the Company was able to recapture provision that was booked to reflect the uncertainty of the COVID-19 pandemic. For the current period, the adoption of CECL, which requires the Company to estimate provision of credit losses using an expected life-time approach versus an incurred model along with increased loan portfolio balances resulted in a higher credit expense for the three months ended March 31, 2023 compared to the three months ended, March 31, 2022.
Non-interest income increased by $99 thousand, or 2.4%, to $4.2 million for the three months ended March 31, 2023, as compared to $4.1 million for the three months ended March 31, 2022. The increase in non-interest income was primarily due to dividend income from FHLB stock that increased by $102 thousand and was offset by a lower servicing release premium of $37 thousand recognized in the three months ended March 31, 2023, compared to March 31, 2022.
Non-interest expense increased by $1.2 million, or 6.3%, to $20.4 million for the three months ended March 31, 2023, as compared to $19.2 million for the three months ended March 31, 2022. The increase was primarily due to fees of $287 thousand paid by the Company due to entering into interest rate swaps designated as fair value hedges and higher legal and audit fees of $345 thousand arising from the filing of our initial Registration Statement.
Net Interest Income and Net Interest Margin
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.
Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $24.8 million for the three months ended March 31, 2023, compared to $23.5 million for the three months ended March 31, 2022. The increase in net interest income was primarily driven by a higher volume of interest-bearing assets and higher interest rates offset by higher volume of interest-bearing liabilities and higher interest rates. Loan interest income was the primary driver of increased net interest income due to both volume and rate. This increase in interest income was offset by the increased cost of funding through both deposits and borrowings. The increased pace of rate hikes from the Federal Reserve has resulted in higher deposit rates to retain depositors and increased the cost of borrowings from the FHLB and the Federal Reserve.
The tax-adjusted net interest margin was 3.06% for the three months ended March 31, 2023, compared to 2.89% for the three months ended March 31, 2022. The increase in tax-adjusted net interest margin was primarily driven by the increase in market rates which increased the yield earned on marketable securities and our loan portfolio. However, this increase on the interest income was offset by a much faster increase in rates paid on the deposit portfolio and on our borrowings, resulting in a decrease in our net interest spread.
The yield for the three months ended March 31, 2023, for the loan portfolio was 4.81% compared to 3.80% for the three months ended March 31, 2022. The increase was primarily the result of increasing loan production with higher interest rates in a rising rate environment.
For the three months ended March 31, 2023, the tax-adjusted yield on the total investment securities portfolio was 3.45% compared to 2.18% for the three months ended March 31, 2022. The increase was primarily due to higher market interest rates which increased the effective rate earned on investment securities.
The rate paid on interest-bearing deposits increased to 1.09% during the three months ended March 31, 2023, from 0.08% during the three months ended March 31, 2022. The increase was a result of market and economic conditions, which led to an increase in our offering rate for selected parts of our deposit portfolio. Increases in deposit rates rose at a faster pace due to the the increases in the Federal Funds Rate that occurred in the second half of 2022. Continuing increases by the Federal Reserve and in the market rates may negatively impact our cost of funds rate.
The rate paid on FHLB and other borrowings for the three months ended March 31, 2023, was 4.70% compared to 0.60% for the corresponding period in 2022. The increase was due to the increase in short-term borrowing costs, driven by increases in the Federal Funds Rate during the year that may continue to increase our overall borrowing costs.
The following table sets forth the major components of net interest income and the related yields and rates for the three months ended March 31, 2023, and March 31, 2022, for comparison (dollars in thousands).

	For the Three Months Ended March 31,
	2023			2022
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid

Assets:
Loans, gross (1)(2)	$1,919,678	$22,760	4.81%	$1,756,461	$16,450	3.80%
Interest-bearing deposits and fed funds sold	43,973	308	2.84	57,870	19	0.13
Taxable securities	1,095,486	9,803	3.63	1,189,849	5,358	1.83
Tax-exempt securities (3)	272,783	1,845	2.74	380,464	3,070	3.27
Total securities	1,368,269	11,648	3.45	1,570,313	8,428	2.18
Total interest-earning assets	3,331,920	34,716	4.23	3,384,644	24,897	2.98
Non-interest-earning assets	257,675			201,451
Total assets	$3,589,595			$3,586,095

Liabilities and shareholders’ equity:
Deposits:
Non-interest-bearing demand	$923,039			$934,118
Interest-bearing demand	572,547	199	0.14%	601,097	34	0.02%
Savings	1,018,851	2,673	1.06	1,120,207	191	0.07
Time	411,785	2,530	2.49	279,253	174	0.25
Total interest-bearing deposits	2,003,183	5,402	1.09	2,000,557	399	0.08
Total deposits	2,926,222	5,402	0.75	2,934,675	399	0.06
Borrowings:
FHLB advances and other	358,124	4,153	4.70	257,051	382	0.60
Total interest-bearing liabilities	2,361,307	9,555	1.64	2,257,608	781	0.14
Non-interest-bearing liabilities	23,588			20,949
Equity	281,661			373,420
Total liabilities and equity	$3,589,595			$3,586,095

Taxable-equivalent net interest income /net interest spread (4)		25,161	2.58%		24,116	2.84%
Taxable-equivalent net interest margin (5)			3.06%			2.89%
Taxable-equivalent net adjustment		(387)			(645)
Net interest income		$24,774			$23,471
Net interest-earning assets	$970,613			$1,127,036
__________________
(1)Non-accrual loans are included in average loan balances.
(2)Loan fees are included in the calculation of interest income.
(3)Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4)The interest rate spread represents the difference between the fully taxable-equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(5)The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.
Net interest margin as presented above is calculated by dividing fully tax-equivalent (“FTE”) net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on an FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; however, the adjustment to an FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income then subtracting total interest expense. As a non-GAAP measure, FTE interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. The following table reconciles net interest income to FTE net interest income (in thousands).

	March 31, 2023	March 31, 2022
GAAP Financial Measurements
Interest Income - Loans	$22,760	$16,450
Interest Income - Securities taxable	9,802	5,358
Interest Income - Securities tax-exempt	1,458	2,426
Interest Income - Other interest income	308	18
Interest Expense - Deposits	5,401	400
Interest Expense - Borrowed funds	4,138	366
Interest Expense - Other	15	15
Total Net Interest Income	$24,774	$23,471

Non-GAAP Financial Measurements
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	$387	$645
Total Tax Benefit on Tax-Exempt Interest Income (1)	387	645
Tax-Equivalent Net Interest Income	$25,161	$24,116
__________________
(1)Tax benefit was calculated using the federal statutory tax rate of 21%.
Rate/Volume Analysis
The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance. See table below (in thousands).

	Three Months Ended March 31, 2023, compared to March 31, 2022
	Dollar Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:
Loans, gross	$7,548	$18,041	$25,589
Securities (1)	(6,976)	20,036	13,060
Interest-bearing deposits and fed funds sold	(394)	1,565	1,171
Total interest income on interest-earning assets	$178	$39,642	$39,820
Expense from the interest-bearing liabilities:
Interest-bearing demand deposits	$(40)	$703	$663
Savings deposits	(1,079)	11,144	10,065
Time	3,729	5,827	9,556
Total interest expense on interest-bearing deposits	$2,610	$17,674	$20,284
Borrowings	$4,754	$10,542	$15,296
Taxable-equivalent net interest income	$(7,186)	$11,426	$4,240
__________________
(1)Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.
Interest Income
Total interest income was $34.3 million for the three months ended March 31, 2023, compared to $24.3 million for the three months ended March 31, 2022, an increase of 41.2%. The increase in interest income was primarily driven by an increase in both rates and volume for the loan portfolio along with rates increasing for the securities portfolio. Interest income on loans and securities increased by $6.3 million and $3.5 million, respectively.
Interest Expense
Total interest expense was $9.6 million for the three months ended March 31, 2023, compared to $0.8 million for three months ended March 31, 2022. The increase in interest expense was primarily driven by increasing rates for both deposits and borrowed funds. The average interest-bearing balances also increased, but primarily, the increase in interest rate expense was due to higher rates. Interest expense on interest-bearing deposits and borrowed funds increased by $5.0 million and $3.8 million, respectively.
Provision for (Recapture of) Credit Losses
The provision for credit losses was $0.5 million for the three months ended March 31, 2023, compared to a recapture of $2.6 million for the three months ended March 31, 2022. The increased provision expense was primarily due to the Company estimating credit losses using an expected life-time model versus an incurred model. Additionally, loan balances have risen significantly for the three months ended March 31, 2023, versus the three months ended March 31, 2022. See Note 4 - Allowance for Credit Losses in Notes to Consolidated Financial Statements for further information.

Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Three months ended March 31,		Increase (Decrease)
	2023	2022	Amount	Percent
Fiduciary and wealth management	$1,337	$1,305	$32	2.5%
Service charges and fees	1,635	1,633	2	0.1
Net gains (losses) on securities	—	104	(104)	(100.0)
Income from Company-owned life insurance	560	537	23	4.3
Other non-interest income	682	536	146	27.2
Total	$4,214	$4,115	$99	2.4%
Non-interest income increased 2.4% for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The increase was primarily driven by an increase in other non-interest income of $146 thousand and an increase in fiduciary and wealth management income of $32 thousand when compared to the three months ended March 31, 2022. The increase was partially offset by a decrease in net gains from securities of $104 thousand when compared to the prior year quarter.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Three months ended March 31,		Increase (Decrease)
	2023	2022	Amount	Percent
Salaries and wages	$9,494	$9,529	$(35)	(0.4)%
Pensions and other employee benefits	2,468	2,039	429	21.0
Occupancy	1,457	1,546	(89)	(5.8)
Equipment rentals, depreciation and maintenance	1,339	1,379	(40)	(2.9)
Other	5,607	4,672	935	20.0
Total	$20,365	$19,165	$1,200	6.3%
Non-interest expense increased 6.3% for the year ended March 31, 2023, compared to March 31, 2022. The main drivers for this increase included pensions and other employee benefits which increased by $429 thousand and an increase of $935 thousand in other non-interest expense. The increase was partially offset by decreases in occupancy of $89 thousand, a decrease in salaries and wages of $35 thousand, and a decrease in equipment rentals, depreciation and maintenance of $40 thousand. Additionally, the Company incurred legal and consulting expenses associated with filing its Registration Statement and other required SEC filings. See Note 13 —Other Operating Expenses in Notes to Consolidated Financial Statements for further information on “Other” non-interest expense.
Income Tax Expense
Income tax expense was $0.6 million for the three months ended March 31, 2023, a decrease of $1.3 million from the tax provision for the three months ended March 31, 2022. The decrease was due to the Company being able to utilize additional tax credits for the three months ended March 31, 2023. For the three months ended March 31, 2023, and March 31, 2022, our effective tax rates were 7.2% and 17.5%, respectively.
Analysis of Financial Condition for the Period Ended March 31, 2023 and December 31, 2022
Assets increased by $108 million to $3.67 billion as of March 31, 2023, compared to $3.56 billion as of December 31, 2022. Loans increased by $60 million from $1.87 billion as of December 31, 2022, to $1.93 billion as of March 31, 2023. Deposits increased by $112 million and amounted to $3.03 billion at March 31, 2023, compared to $2.92 billion at December 31, 2022. This increase in deposits was partially offset by a decrease in borrowed funds of $21.4 million as of March 31, 2023, compared to December 31, 2022.
Investment Securities
Our investment policy is established and reviewed annually by the Board. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers’ acceptances, and federal funds. Our securities are all classified as AFS.
Our investments provide a source of liquidity because we can pledge them to support borrowed funds or can liquidate them to generate cash proceeds. Our investment portfolio is also a resource in managing interest rate risk, because the maturity and interest rate characteristics of this asset class can be modified to match changes in the loan and deposit portfolios. The majority of our AFS investment portfolio is comprised of obligations of states and municipalities and residential mortgage-backed securities. During the three months ended March 31, 2023, the unrealized losses on our holdings decreased from December 31, 2022, as the decrease in long-term interest rates had a positive impact on the value of our AFS portfolio.
On January 1, 2023, the Company adopted the new CECL standard in accordance with ASU 2016-13, which changed the accounting framework by replacing the other-than-temporary impairment (“OTTI”) assessment with the recognition of an ACL. The Company determined that the declines in market value were due to increases in interest rates and market movements and not due to credit factors. Therefore, the Company has concluded that the unrealized losses for the AFS securities do not require an ACL at March 31, 2023. Under the prior OTTI framework, the Company did not record any cumulative OTTI expense as of December 31, 2022.
The Company has sufficient access to liquidity such that management does not believe it would be necessary to sell any of its investment securities at a loss to offset any unexpected deposit outflows. Management believes the structure of the Bank’s investment portfolio is appropriately aligned with the rest of the balance sheet to protect against significant and unexpected charges against earnings and capital.
The following tables reflect the amortized cost and fair market values for the total portfolio for each category of investment for March 31, 2023, and December 31, 2022 (in thousands):

	March 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$197,875	$—	$19,456	$178,419
Obligations of states and municipalities	547,896	44	79,578	468,362
Residential mortgage backed - agency	56,991	20	4,341	52,670
Residential mortgage backed - non-agency	349,123	12	27,985	321,150
Commercial mortgage backed - agency	59,409	58	1,635	57,832
Commercial mortgage backed - non-agency	190,542	97	7,414	183,225
Asset backed	95,317	101	2,819	92,599
Other	9,500	—	972	8,528
	$1,506,653	$332	$144,200	$1,362,785

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed - agency	57,883	14	4,836	53,061
Residential mortgage backed - non-agency	365,983	2	26,690	339,295
Commercial mortgage backed - agency	61,810	75	1,952	59,933
Commercial mortgage backed - non-agency	191,709	10	8,420	183,299
Asset backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757
The investment maturity table below summarizes contractual maturities for our investment securities at March 31, 2023. The actual timing of principal payments may differ from remaining contractual maturities because obligors may have the right to repay certain obligations with or without penalties. The overall weighted average duration of the Company’s investment portfolio is 4.0 years at March 31, 2023. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security (dollars in thousands). Interest on securities below excludes tax-equivalent adjustments.

	March 31, 2023
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	—%	$59,546	1.33%	$138,329	1.37%	$—	—%	$197,875	1.36%
Obligations of states and municipalities	370	4.10	10,946	2.88	332,563	2.14	204,017	2.07	547,896	2.13
Residential mortgage backed - agency	42	4.38	33,445	4.96	23,504	1.81	—	—	56,991	3.66
Residential mortgage backed - non-agency	32,335	1.92	209,368	3.98	92,764	3.57	14,656	4.50	349,123	3.71
Commercial mortgage backed - agency	215	6.54	52,815	4.90	6,379	4.47	—	—	59,409	4.86
Commercial mortgage backed - non-agency	32,882	6.69	152,507	4.32	5,153	1.43	—	—	190,542	4.65
Asset backed	2,296	2.57	51,622	5.46	41,399	5.68	—	—	95,317	5.49
Other	—	—	—	—	9,500	4.34	—	—	9,500	4.34
Total	$68,140	4.28%	$570,249	4.05%	$649,591	2.44%	$218,673	2.23%	$1,506,653	3.10%
Lending Activities
Our loan portfolio consists primarily of commercial real estate loans, but we offer a variety of products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions. Any of these factors may adversely impact a borrower’s ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 3 — Loans in Notes to Consolidated Financial Statements.

The following tables set forth the composition of our loan portfolio as of the dates indicated (in thousands):

	March 31, 2023	December 31, 2022
Commercial real estate	$1,154,210	$1,109,315
Owner-occupied commercial real estate	125,657	127,114
Acquisition, construction & development	99,886	94,450
Commercial & industrial	50,101	53,514
Single family residential (1-4 units)	518,775	499,362
Consumer non-real estate and other	3,109	3,466
	1,951,738	1,887,221
Allowance for credit losses	(25,704)	(21,039)
	$1,926,034	$1,866,182
The loan portfolio at March 31, 2023 increased by $64.5 million primarily due to growth in our commercial and residential real estate loan production. The Company’s organic growth has occurred in both legacy and newer markets, principally in commercial real estate.
The following table shows the maturity distribution for total loans outstanding as of March 31, 2023. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balance of loans are indicated by both fixed and floating rate categories in the table below (in thousands).

	March 31, 2023
	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Total
Loans:
Commercial real estate	$51,191	$28,045	$543,662	$74,984	$391,397	$64,223	$708	$—	$1,154,210
Owner-occupied commercial real estate	9,975	—	53,726	4,565	55,634	592	—	1,165	125,657
Acquisition, construction & development	22,366	20,778	2,329	47,780	6,034	599	—	—	99,886
Commercial & industrial	374	2,564	35,044	9,106	2,433	580	—	—	50,101
Total commercial loans	83,906	51,387	634,761	136,435	455,498	65,994	708	1,165	1,429,854
Single family residential (1-4 units)	3,071	13,090	12,484	17,774	19,231	10,218	260,227	182,680	518,775
Consumer non-real estate and other	298	81	1,119	766	449	—	21	375	3,109
Total loans	$87,275	$64,558	$648,364	$154,975	$475,178	$76,212	$260,956	$184,220	$1,951,738
Asset Quality
The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions.
A loan is placed on non-accrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management’s best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection.

The Company’s asset quality remained stable through the first quarter of 2023. The Company’s non-performing assets, which includes non-performing loans consisting of non-accrual loans, loans that are more than 90 days past due and still accruing, and other real estate owned as of March 31, 2023, totaled $3.2 million.
The following table summarizes the Company’s non-performing assets as of March 31, 2023, and December 31, 2022 (in thousands):

	March 31, 2023	December 31, 2022
Non-accrual loans	$3,246	$5,497
90 days past due and still accruing	—	—
Total non-performing loans	3,246	5,497

Other real estate owned	—	—

Total non-performing assets	$3,246	$5,497
Allowance for Credit Losses
Refer to the discussion in Note 1. Nature of Business Activities and Significant Accounting Policies in Notes to Consolidated Financial Statements for management’s approach to estimating the ACL.
The Company maintains the ACL at a level deemed adequate by management for expected credit losses. As disclosed in Note 1 and Note 4, on January 1, 2023, the Company implemented CECL and increased the ACL, previously the allowance for credit losses, with a cumulative-effect adjustment to the ACL for credit losses of $4.4 million, which included a cumulative-effect adjustment to the ACL for off-balance sheet exposures of $274.8 thousand. The Company’s ACL is calculated quarterly with any adjustment recorded to the provision for credit losses in the consolidated Statement of Income. Management evaluates the adequacy of the ACL utilizing a defined methodology to determine if it properly addresses the current and expected risks in the loan portfolio, which considers the performance of borrowers and specific evaluation of individually evaluated loans including historical loss experiences, trends in delinquencies, non-performing loans and other risk assets, and qualitative factors. Risk factors are continuously reviewed and adjusted, as needed, by management when conditions support a change. Management believes its approach properly addresses relevant accounting and bank regulatory guidance for loans both collectively and individually evaluated.
Gross charged-off loans were $17 thousand and $69 thousand for the three months ended March 31, 2023, and March 31, 2022, respectively. Gross recoveries totaled $34 thousand and $59 thousand for the three months ended March 31, 2023, and March 31, 2022, respectively. The ACL as a percentage of gross loans, net of unearned income, was 1.32% and 1.65% as of March 31, 2023, and March 31, 2022, respectively. The decrease in the allowance coverage ratio was due to one specific credit that increased the coverage ratio for the three months ended March 31, 2022.
The Company recorded a provision of $0.5 million and a provision recapture of $2.6 million for the three months ended March 31, 2023, and March 31, 2022, respectively. The provision recapture for the three months ended March 31, 2022, was as a result of removing COVID-19 qualitative factors compared to the provision for credit losses for the three months ended March 31, 2023, resulting from the adoption of CECL.

The following table summarizes the changes in the Company’s credit loss experience by portfolio as of (dollars in thousands):

	March 31, 2023	March 31, 2022
Loans outstanding at end of period	$1,951,738	$1,760,308
Balance of allowance at beginning of year	(21,039)	(31,709)
Impact of the adoption of CECL	(4,125)
Loans charged-off
Commercial real estate	—	21
Owner-occupied commercial real estate	—	—
Acquisition, construction & development	—	—
Commercial & industrial	—	20
Residential	—	—
Consumer non-real estate and other	17	28
Total loans charged-off	17	69
Recoveries of loans charged-off
Commercial real estate	28	3
Owner-occupied commercial real estate	—	—
Acquisition, construction & development	—	—
Commercial & industrial	—	—
Residential	3	47
Consumer non-real estate and other	3	9
Total recoveries of loans charged-off	34	59
Net loan charge-offs (recoveries)	(17)	10
Provision for (recapture of) credit losses for the period	523	(2,638)
Ending allowance	$(25,704)	$(29,061)

Average loans outstanding during the period	$1,919,678	$1,756,461
Allowance coverage ratio(1)	1.32%	1.65%
Net charge-offs to average outstanding loans during the period(2)	0.00%	0.00%
Allowance for credit losses as a percentage of non-performing loans(3)	791.87	113.81
__________________
(1)The allowance coverage ratio is calculated by dividing the ACL at the end of the period by gross loans, net of unearned income at the end of the period.
(2)The Net charge-offs to average outstanding loans during the period is calculated by dividing total net loan charge-offs (recoveries) during the year by average gross loans outstanding during the year.
(3)The Allowance for credit losses as a percentage of non-performing loans ratio is calculated by dividing the ACL at the end of the period by non-accrual loans at the end of the period.

The following table summarizes the ACL and the allowance for credit losses by portfolio with a comparison of the percentage composition in relation to total ACL and allowance for credit losses and total loans as of March 31, 2023, and December 31, 2022 (dollars in thousands).

	March 31, 2023
	Allowance for credit losses	Percent of Allowance in Each Category to Total Allocated ACL	Percent of Loans in Each Category to Total Loans
Commercial real estate	$18,409	71.62%	59.14%
Owner-occupied commercial real estate	556	2.16	6.44
Acquisition, construction & development	1,852	7.21	5.12
Commercial & industrial	700	2.72	2.57
Residential	4,030	15.68	26.58
Consumer non-real estate and other	157	0.61	0.16
Total	$25,704	100.00%	100.00%

	December 31, 2022
	Allowance for credit losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$15,477	73.56%	58.78%
Owner-occupied commercial real estate	635	3.02	6.74
Acquisition, construction & development	2,082	9.90	5.00
Commercial & industrial	438	2.08	2.84
Residential	2,379	11.31	26.46
Consumer non-real estate and other	28	0.13	0.18
Total	$21,039	100.00%	100.00%
Derivative Financial Instruments
The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company recognizes derivative financial instruments at fair value as either other assets or other liabilities on the Consolidated Balance Sheets. The Company’s use of derivative financial instruments are described more fully in Note 9 — Derivatives in Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit, and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and/or use these commitments. See Note 10— Commitments and Contingencies in Notes to Consolidated Financial Statements for a discussion of credit extension commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Funding Activities
The Company’s funding activities are monitored and governed through the Company’s asset/liability management process. Deposits are the primary source of funds for lending and investing activities; however, the Company will use borrowings to meet liquidity needs and for temporary funding. Sources of borrowings include advances from the FHLB of Atlanta, borrowings from correspondent banks and the Fed Discount Window. The Company also utilizes brokered time deposits. For more discussion of brokered time deposits, see the Deposits heading below this section.
As of March 31, 2023, the Company has available unused borrowing capacity of $809.1 million through its available lines of credit with the FHLB of Atlanta and unsecured federal fund lines of credit from correspondent banking relationships. Advances on credit lines are secured by both securities and loans.
The following table shows certain information regarding borrowings as of the three months ended March 31, 2023, and December 31, 2022, respectively (dollars in thousands):

	March 31, 2023	December 31, 2022
Balance at end of period	$321,700	$343,100
Weighted average interest rate at end of period	4.63%	4.42%
Deposits
Total deposits increased by $112.0 million from December 31, 2022, to March 31, 2023, due to an increase in the balance of brokered time deposits. The Company issued brokered time deposits that amounted to $389.2 million at March 31, 2023, and $100.3 million at December 31, 2022, which are included in the table below. The following table sets forth the balance of each category of deposits as of the dates indicated (in thousands):

	March 31, 2023	December 31, 2022
	Balance	Balance
Demand, non-interest-bearing	$906,723	$960,692
Demand, interest-bearing	538,673	616,665
Money market and savings	998,813	1,044,152
Time deposits, other	588,182	298,891
Total interest-bearing	2,125,668	1,959,708
Total Deposits	$3,032,391	$2,920,400
The Company continues to seek organic growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy. Management evaluates its utilization of brokered deposits, taking into consideration the interest rate curve and regulatory views on non-core funding sources, and balances this funding source with its funding needs based on growth initiatives.
The Company has deposits that meet or exceed the FDIC insurance limit of $250,000 in the amounts of $715.1 million and $843.4 million at March 31, 2023, and December 31, 2022, respectively.
The following table sets forth maturity ranges of time deposits as of March 31, 2023, that meet or exceed the FDIC insurance limit (in thousands).

March 31, 2023
Due within 3 months or less	$6,296
Due after 3 months and within 6 months	6,084
Due after 6 months and within 12 months	15,106
Due after 12 months	8,181
Total uninsured, time deposits	$35,667

Shareholders’ Equity
Total shareholders’ equity at March 31, 2023, was $289.8 million, compared to $273.5 million at December 31, 2022. Shareholders’ equity increased by $16.3 million in part due to a decrease in unrealized losses in the AFS securities portfolio since December 31, 2022. Accumulated other comprehensive income increased $15.7 million, primarily as a result of a decrease in unrealized losses on AFS investment securities.

Item 3.Quantitative and Qualitative Disclosures About Market Risk
Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure, and on at least a quarterly basis, in conjunction with the Company’s Asset/Liability meetings, reports its findings to the ALCO and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions. Our profitability is affected by fluctuations in interest rates; a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on net interest income using several tools. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Recent Events in the Financial Services Industry.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
In addition, the Company’s Asset/Liability policy provides for a subcommittee of the ALCO, comprised of executive and senior management that, upon the determination that abnormal market risks are occurring or may be forthcoming, will convene with the responsibility of making all decisions related to mitigation of potential negative impacts to the Company. This subcommittee acts as a clearinghouse for information on Company earnings, credit risk, lending and deposit activities, and liquidity management necessary for internal communications, including to the Board, and external communications.
Interest Rate Sensitivity
Interest rate risk is the risk to earnings and fair value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve, where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).
The rates on some interest-bearing financial instruments may adjust promptly with changes in market rates, while others adjust only periodically or are fixed for a predefined term. Such instances can cause a mismatch between the sensitivity and behavior of financial assets and liabilities. Interest rate fluctuations and economic factors, coupled with repricing mismatches and embedded options inherent in these financial assets and liabilities, may impact the Company’s interest expense, interest income, and the value of certain financial assets and liabilities. Through the ALCO, we attempt to manage the balance sheet in a manner that increases the benefit or reduces the negative impacts from such events.
The overall impact of changes in interest rates, including, but not limited to, the impact to our net interest income and to our securities portfolio, can be enhanced or diluted depending on the variability of interest rates. From time to time, the Company may hedge its interest rate risk position, which can impact earnings. We generally do not hedge all of our interest rate risk, nor can we guarantee that any attempts to do so will be successful. See Note 9 - Derivatives in Notes to Consolidated Financial Statements for a discussion of our hedging activity.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The ALCO, using policies and procedures approved by the Company’s Board, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of, but is not limited to, borrowings with the FHLB, federal funds purchased, and brokered time deposits.
The Company uses several tools to manage its interest rate risk, including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios, and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies, and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process, which is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock”, in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months. This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months.

	As of March 31, 2023	As of December 31, 2022
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income	Percentage Change in Net Interest Income
300	6.8%	(9.2)%
200	4.5	(6.2)
100	2.5	(3.0)
(100)	(5.1)	(2.0)
(200)	(9.7)	(5.8)
Economic Value of Equity Analysis (“EVE”). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities, assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at March 31, 2023, and December 31, 2022.

	As of March 31, 2023	As of December 31, 2022
Change in Interest Rates (in Basis Points)	Percentage Change in EVE	Percentage Change in EVE
300	(10.2)%	(15.8)%
200	(7.1)	(10.5)
100	(3.1)	(4.7)
(100)	(0.1)	0.1
(200)	(3.0)	(3.2)

Item 4.Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2023. Based on their evaluation of the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and regulations are designed and operating in an effective manner.
Effective January 1, 2023, the Company adopted ASC 326, Financial Instruments — Credit Losses. Related to adoption of the standard, the Company modified certain internal controls and designed and implemented certain new internal controls over the measurement of the allowance for credit losses on loans and the reserve for unfunded commitments and related disclosures. New internal controls related primarily to the modeling of expected credit losses on loans, including controls over critical data and other inputs and model results. There were no other changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information
Item 1.Legal Proceedings
Legal Proceedings
In the ordinary course of our operations, and from time-to-time, the Company and its subsidiary are parties to various legal claims, lawsuits and proceedings incidental to the ordinary nature of the Company’s business. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management’s knowledge, threatened against us. Although the ultimate outcome of any pending legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company’s business, including its consolidated financial position, results of operations, or cash flows or otherwise require disclosure under the federal securities laws.
Item 1A.Risk Factors
There have been no material changes in the risk factors that were disclosed in Item 1A, under the caption “Risk Factors” in our Registration Statement on Form 10 filed with the SEC on February 28, 2023, and as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and declared as effective by the SEC on April 21, 2023.
Item 2.Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3.Defaults Upon Senior Securities
None.
Item 4.Mine Safety Disclosures
Not Applicable.
Item 5.Other Information
None.

Item 6.Exhibits

Exhibit No.	Description
10.1	Form of RSU Award Agreement under the 2023 SIP
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2023

Burke & Herbert Financial Services Corp.

	By:	/s/ David P. Boyle
	Name:	David P. Boyle
	Title:	President & Chief Executive Officer

	By:	/s/ Roy E. Halyama
	Name:	Roy E. Halyama
	Title:	Executive Vice President, Chief Financial Officer

ANNEX F
Burke & Herbert’s Quarterly Report on Form 10-Q for the second quarter of 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-41633
Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia		92-0289417
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

100 S. Fairfax Street, Alexandria, Virginia		22314
(Address of principal executive offices)		(Zip Code)

703-666-3555
Registrant’s telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Exchange on which registered
Common Stock, par value $0.50 per share	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated ﬁler	☐	Accelerated ﬁler	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of August 10, 2023, there were 7,428,710 shares of the registrant’s common stock outstanding.

Part 1. Financial Information
Item 1.     Financial Statements
Burke & Herbert Financial Services Corp. Consolidated Financial Statements:

Burke & Herbert Financial Services Corp.
Consolidated Balance Sheets
(In thousands, except share and per share data)

	June 30, 2023 (Unaudited)	December 31, 2022 (Audited)
Assets
Cash and due from banks	$9,047	$9,124
Interest-earning deposits with banks	71,752	41,171
Cash and cash equivalents	80,799	50,295
Securities available-for-sale, at fair value	1,252,190	1,371,757
Restricted stock, at cost	3,914	16,443
Loans held-for-sale, at fair value	456	—
Loans	2,000,969	1,887,221
Allowance for credit losses	(25,919)	(21,039)
Net loans	1,975,050	1,866,182
Premises and equipment, net	56,183	53,170
Accrued interest receivable	14,781	15,481
Company-owned life insurance	93,625	92,487
Other assets	92,228	97,083
Total Assets	$3,569,226	$3,562,898
Liabilities and Shareholders’ Equity
Liabilities
Non-interest-bearing deposits	$876,396	$960,692
Interest-bearing deposits	2,128,867	1,959,708
Total deposits	3,005,263	2,920,400
Borrowed funds	249,000	343,100
Accrued interest and other liabilities	24,891	25,945
Total Liabilities	3,279,154	3,289,445
Commitments and contingent liabilities (see Note 10)
Shareholders’ Equity
Preferred Stock, $1.00 par value per share; 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock	4,000	4,000
$0.50 par value; 20,000,000 shares authorized and 8,000,000 issued at June 30, 2023, and December 31, 2022; 7,428,710 shares outstanding at June 30, 2023, and 7,425,760 shares outstanding at December 31, 2022

Additional paid-in capital	13,208	12,282
Retained earnings	426,625	424,391
Accumulated other comprehensive income (loss)	(126,177)	(139,495)
Treasury stock	(27,584)	(27,725)
571,290 shares, at cost, at June 30, 2023, and 574,240 shares, at cost, at December 31, 2022
Total Shareholders’ Equity	290,072	273,453
Total Liabilities and Shareholders’ Equity	$3,569,226	$3,562,898
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Income
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Interest income
Loans, including fees	$25,300	$17,418	$48,060	$33,868
Taxable securities	9,419	6,572	19,221	11,930
Tax-exempt securities	1,409	2,464	2,867	4,890
Other interest income	988	88	1,296	106
Total interest income	37,116	26,542	71,444	50,794
Interest expense
Deposits	10,030	368	15,431	769
Borrowed funds	3,279	527	7,417	892
Other interest expense	15	16	30	31
Total interest expense	13,324	911	22,878	1,692
Net interest income	23,792	25,631	48,566	49,102
Provision for (recapture of) credit losses	214	(2,538)	729	(5,176)
Net interest income after credit loss expense	23,578	28,169	47,837	54,278
Non-interest income
Fiduciary and wealth management	1,305	1,362	2,642	2,667
Service charges and fees	1,741	1,761	3,376	3,394
Net gains (losses) on securities	(111)	—	(111)	104
Income from company-owned life insurance	571	542	1,131	1,079
Other non-interest income	1,119	831	1,801	1,367
Total non-interest income	4,625	4,496	8,839	8,611
Non-interest expense
Salaries and wages	9,922	9,617	19,416	19,146
Pensions and other employee benefits	2,406	1,901	4,874	3,940
Occupancy	1,545	1,609	3,002	3,155
Equipment rentals, depreciation and maintenance	1,457	1,383	2,796	2,762
Other operating	6,018	5,858	11,625	10,530
Total non-interest expense	21,348	20,368	41,713	39,533
Income before income taxes	6,855	12,297	14,963	23,356
Income tax expense	821	1,900	1,405	3,833
Net income	$6,034	$10,397	$13,558	$19,523
Earnings per common share:
Basic	$0.81	$1.40	$1.82	$2.63
Diluted	0.80	1.39	1.80	2.62
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income	$6,034	$10,397	$13,558	$19,523
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized gain (loss) arising during period, net of tax of $1,397 and $12,302 for the three months ended June 30, 2023, and June 30, 2022, respectively, net of tax of ($3,180) and $29,263 for the six months ended June, 30, 2023, and June 30, 2022, respectively	(5,254)	(46,277)	11,964	(110,085)
Reclassification adjustment for loss (gain) on securities, net of tax of ($23) and $— for the three months ended June 30, 2023, and June 30, 2022, respectively, net of tax of ($23) and $22 for the six months ended June 30, 2023 and June 30, 2022, respectively	88	—	88	(82)
Reclassification adjustment for loss (gain) on fair value hedge, net of tax of ($728) and $— for the three months ended June 30, 2023, and June 30, 2022, respectively, net of tax of ($232) and $0 for the six months ended June 30, 2023, and June 30, 2022, respectively	2,739	—	873	—
Unrealized gain (loss) on cash flow hedge:
Unrealized holding gain (loss) on cash flow hedge, net of tax of $73 and $96 for the three months ended June 30, 2023, and June 30, 2022, respectively, net of tax of $61 and $230 for the six months ended June 30, 2023, and June 30, 2022, respectively	(275)	(362)	(228)	(865)
Reclassification adjustment for losses (gains) included in net income, net of tax ($89) and $23 for the three months ended June 30, 2023, and June 30, 2022, respectively, net of tax of ($166) and $38 for the six months ended June 30, 2023, and June 30, 2022, respectively	334	(85)	621	(144)
Total other comprehensive income (loss)	(2,368)	(46,724)	13,318	(111,176)
Comprehensive income (loss)	$3,666	$(36,327)	$26,876	$(91,653)
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the Three Months Ended June 30, 2023 and 2022
(In thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders’ Equity
	Shares Outstanding	Amount
Balance March 31, 2023	7,427,840	$4,000	$12,686	$424,532	$(123,809)	$(27,626)	$289,783
Net income				6,034			6,034
Other comprehensive income (loss)					(2,368)		(2,368)
(Purchase) sale of treasury stock, net	870					42	42
Cash dividends, declared				(3,936)			(3,936)
Share-based compensation expense, net			522	(5)			517
Balance June 30, 2023	7,428,710	$4,000	$13,208	$426,625	$(126,177)	$(27,584)	$290,072
Balance March 31, 2022	7,424,320	$4,000	$10,891	$401,311	$(57,497)	$(27,795)	$330,910
Net income				10,397			10,397
Other comprehensive income (loss)					(46,724)		(46,724)
(Purchase) sale of treasury stock, net	1,440					69	69
Cash dividends, declared				(3,936)			(3,936)
Share-based compensation expense, net			422				422
Balance June 30, 2022	7,425,760	$4,000	$11,313	$407,772	$(104,221)	$(27,726)	$291,138
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended June 30, 2023 and 2022
(In thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders’ Equity
	Shares Outstanding	Amount
Balance December 31, 2022	7,425,760	$4,000	$12,282	$424,391	$(139,495)	$(27,725)	$273,453
Cumulative effect adjustment due to the adoption of CECL, net of tax				(3,439)			(3,439)
Net income				13,558			13,558
Other comprehensive income (loss)					13,318		13,318
(Purchase) sale of treasury stock, net	2,950					141	141
Cash dividends, declared				(7,872)			(7,872)
Share-based compensation expense, net			926	(13)			913
Balance June 30, 2023	7,428,710	$4,000	$13,208	$426,625	$(126,177)	$(27,584)	$290,072

Balance December 31, 2021	7,423,760	$4,000	$10,374	$396,120	$6,955	$(27,822)	$389,627
Net income				19,523			19,523
Other comprehensive income (loss)					(111,176)		(111,176)
(Purchase) sale of treasury stock, net	2,000					96	96
Cash dividends, declared				(7,871)			(7,871)
Share-based compensation expense, net			939				939
Balance June 30, 2022	7,425,760	$4,000	$11,313	$407,772	$(104,221)	$(27,726)	$291,138
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
(Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities
Net Income	$13,558	$19,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	1,354	1,522
Amortization of housing tax credits	2,796	3,073
Realized loss (gain) on sales of available-for-sale securities	111	(104)
Provision for (recapture of) credit losses	729	(5,176)
Income from company-owned life insurance	(1,131)	(1,079)
Deferred tax (benefit)	(1,560)	611
Loss on disposal of fixed assets	—	6
Accretion of securities	(815)	(629)
Amortization of securities	4,643	5,863
Share-based compensation expense	1,188	999
Repayment of operating lease liabilities	(1,631)	(1,123)
(Gain) on loans held-for-sale	(28)	(60)
Proceeds from sale of loans held-for-sale	2,845	9,526
Change in fair value of loans held-for-sale	6	23
Originations of loans held-for-sale	(3,307)	(2,300)
(Increase) decrease in accrued interest receivable	700	(496)
(Increase) decrease in other assets	2,750	(968)
Increase in accrued interest payable and other liabilities	656	1,761
Net cash flows provided by operating activities	$22,864	$30,972
Cash Flows from Investing Activities
Proceeds from maturities, prepayments, and calls of securities available-for-sale, net	52,500	120,207
Proceeds from sale of securities available-for-sale, net	77,780	87,033
Purchases of securities available-for-sale, net	—	(262,116)
Sales of restricted stock	27,447	3,562
Purchases of restricted stock	(14,918)	(4,969)
Purchases of property and equipment, net of disposals	(4,367)	(746)
(Purchase of) company-owned life insurance	(6)	(6)
(Increase) in loans made to customers, net	(113,748)	(12,639)
Net cash flows provided by (used in) investing activities	$24,688	$(69,674)
Cash Flows from Financing Activities
Net increase (decrease) in non-interest-bearing accounts	(84,296)	56,901
Net increase (decrease) in interest-bearing accounts	169,159	(29,896)
Increase (decrease) in other short-term borrowings	(94,100)	35,000
Repayment of finance lease liabilities	(80)	(76)
Cash dividends paid	(7,872)	(7,871)
Sale of treasury stock	141	96
Net cash flows provided by (used in) financing activities	$(17,048)	$54,154
Increase in cash and cash equivalents	30,504	15,452

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
(Unaudited)

Cash and cash equivalents
Beginning of period	50,295	77,363
End of period	$80,799	$92,815
Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest paid to depositors	$14,302	$795
Interest paid on other borrowed funds	8,379	881
Interest paid on finance lease	30	32
Income taxes	275	550
Change in unrealized gains on available-for-sale securities	15,255	(139,452)
Lease liability arising from obtaining right-of-use assets	—	502
Transfers from portfolio loans to loans held-for-sale	—	19,594
Financing of sale from loan held-for-sale	—	9,000
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
(Unaudited)

Note 1— Nature of Business Activities and Significant Accounting Policies
Nature of operations
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation on September 14, 2022, to serve as the holding company for Burke & Herbert Bank & Trust Company (“the Bank”), together referred to as the “Company”. The Company commenced operations as a bank holding company on October 1, 2022, following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia BFI”).
The Bank’s primary market area includes northern Virginia, and it has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland. The Company’s branch locations accept business and consumer deposits from a diverse customer base. The Company’s deposit products include checking, savings, and term certificate accounts. The Company’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
Basis of Presentation
The accompanying consolidated financial statements include Burke & Herbert Financial Services Corp. and its wholly owned subsidiary Burke & Herbert Bank & Trust Company and have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial reporting and with applicable quarterly reporting regulations of the U.S. Securities and Exchange Commission (“SEC”). The accounting and reporting policies of the Company conform to GAAP and reflect practices of the banking industry. They do not include all of the information and notes required by GAAP for complete financial statements. As such, these unaudited financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of and for the year ending December 31, 2022, included in the Company’s Registration Statement on Form 10 filed with the SEC on February 28, 2023, as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and as declared as effective by the SEC on April 21, 2023.
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions between the Company and the Bank have been eliminated. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made. The results of operations for the three and six months ended June 30, 2023, are not necessarily indicative of the results to be expected for any other interim period or for the full year. All amounts and disclosures included in this quarterly report as of December 31, 2022, were derived from the Company’s audited consolidated financial statements. Certain items in the prior period have been reclassified to conform to the current presentation. These reclassifications had no effect on prior year net income or on shareholders’ equity.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Adoption of new accounting standards
Derivatives and Hedging
On March 28, 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method. The purpose of this updated guidance is to further align risk management objectives with hedge accounting results on the application of the last-of-layer method, which was first introduced in ASU 2017-02, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2022-01 is effective for public business entities for fiscal years beginning after December 15, 2022. ASU 2022-01 requires a modified retrospective transition method for basis adjustments in which the entity will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the statement of financial position as of the date of adoption. The Company adopted this ASU on January 1, 2023; therefore, there was no impact to the consolidated financial statements.
Allowance for Credit Losses
On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, as well as future forecasts including reasonable and supportable forecasts and other forecast periods. CECL generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures, such as unfunded commitments to extend credit. Financial assets measured at amortized cost are presented as the net amount expected to be collected.
In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell.
The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The adoption of the new CECL standard resulted in a cumulative-effect adjustment that increased the allowance for credit losses for loans by $4.1 million and increased the allowance for unfunded commitments by $274.8 thousand. Retained earnings, net of deferred taxes, decreased by $3.4 million. Results for reporting periods beginning after January 1, 2023, are presented under ASU 2016-13, while prior period amounts continue to be reported in accordance with the incurred loss model under the previously applicable GAAP.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
The following table illustrates the impact of the adoption of CECL, and the transition away from the incurred loss method, on January 1, 2023. The impact to the allowance for credit losses (“ACL”) is presented at the loan segment level (in thousands):

	January 1, 2023
	Reserves under Incurred Loss Model	Reserves under CECL Model	Impact of CECL Adoption
Financial Assets:
Commercial real estate	$15,477	$18,163	$2,686
Owner-occupied commercial real estate	635	629	(6)
Acquisition, construction & development	2,082	1,442	(640)
Commercial & industrial	438	675	237
Single family residential (1-4 units)	2,379	4,040	1,661
Consumer non-real estate and other	28	215	187
Unallocated reserve	—	—	—
Allowance for credit losses on loans	$21,039	$25,164	$4,125
Financial Liabilities:
Allowance for credit losses on off-balance sheet credit exposure	$—	$275	$275
The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. The Company did not record an ACL for securities upon adoption.
The Company elected not to measure an ACL for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on non-accrual status, which generally occurs when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.
On January 1, 2023, the Company adopted ASU 2022-02, Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 addresses areas identified by the FASB as part of its implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings (“TDRs”) by creditors that have adopted the CECL model and enhance the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the amendments require that the Company disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The Company adopted the standard prospectively, and it did not have a material impact on the financial statements.
Allowance for credit losses - available-for-sale debt securities
Management evaluates all available-for-sale (“AFS”) debt securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. The Company first assesses whether it intends to sell or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income.
For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists, and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.
Changes in the ACL are recorded as credit loss expense (or recapture). Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At June 30, 2023, there was no ACL related to the AFS security portfolio. Refer to Note 2 - Securities in Notes to the Consolidated Financial Statements.
Allowance for credit losses - loans
The ACL represents an amount, which, in management’s judgment, reflects expected credit losses in the loan portfolio at the balance sheet date. The estimate for expected credit losses is based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience as related to credit contractual term information. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recapture of) credit losses, which is recorded in the Consolidated Statements of Income.
The ACL for expected credit losses is determined based on a quantitative assessment of two categories of loans: collectively evaluated loans and individually evaluated loans. In addition, the ACL also includes a qualitative component which adjusts the CECL model for risk factors that are not considered within the CECL model, but are relevant in assessing the expected credit losses within the loan portfolio.
The Company is using a remaining useful life or weighted average remaining maturity (“WARM”) methodology to estimate its current expected credit losses. For purposes of calculating reserves in collectively evaluated loans, the ACL calculation segments the Company’s loan portfolio using federal call codes to group loans which share similar risk characteristics. In order to generate reasonable and supportable forecasts of loss rates over a two-year period, the ACL calculation utilizes macroeconomic variable loss drivers, which may include aggregate macroeconomic indicators pertaining to such items as equity market conditions or interest rates, as well as other variables that are portfolio-specific, such as those that pertain to the commercial real estate or residential loan portfolios. A straight-line reversion technique is used for the following four quarters, and in following quarters, the ACL calculation reverts to historical average loss rates.
Based on management’s analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond information used to calculate reasonable and supportable, reversion and post-reversion period forecasts on collectively evaluated loans. As the reasonable and supportable and reversion period forecasts reflect the use of the macroeconomic variable loss drivers, management may consider that an additional or reduced reserve is warranted through qualitative risk factors based on current and expected conditions, including those that utilize supplemental information relative to the macroeconomic variable loss drivers. Many of these qualitative risk factors considered by management are comparable to legacy factors prior to the adoption of CECL and include the following:
•Nature and volume of loans;
•Concentrations of credit;
•Delinquency trends;
•Experience, ability, and depth of management and lending staff; and
•Quality of loan review system.
Loans that do not share similar risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
loans collectively evaluated. A specific reserve analysis is applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the expected future cash flows. A specific reserve may be assigned if the measured value of the loan using one of the before mentioned methods is less than the current carrying value of the loan.
Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the ACL based on the fair value of the collateral. A loan is considered collateral-dependent when the Company determines foreclosure is probable or the borrower is experiencing financial difficulty and the Company expects repayment to be provided substantially through the operation or sale of the collateral. Collateral could be in the form of real estate, equipment, or business assets. An ACL may result for a collateral-dependent loan if the fair value of the underlying collateral, as of the reporting date, adjusted for expected costs to repair or sell, was less than the amortized cost basis of the loan. If repayment of the loan is instead dependent only on the operation, rather than the sale of the collateral, the measure of the ACL does not incorporate estimated costs to sell. For loans analyzed on the basis of projected future principal and interest cash flows, the Company will discount the expected cash flows at the effective interest rate of the loan, and an ACL would result if the present value of the expected cash flows was less than the amortized cost basis of the loan. When the discounted cash flow method is used to determine the ACL, management does not adjust the effective interest rate used to discount cash flows to incorporate expected prepayments.
Allowance for credit losses on off-balance sheet credit exposures
On a quarterly basis, the Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL on off-balance sheet credit exposures is adjusted through the provision for credit losses on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life by loan segment at each balance sheet date under the CECL model using the same methodology as the loan portfolio. The ACL for unfunded commitments is included in accrued interest and other liabilities on the Company’s Consolidated Balance Sheets.
Accrued Interest Receivable
The Company has elected to exclude accrued interest from the amortized cost basis in its determination of the ACL and elected the policy to write-off accrued interest receivable directly through the reversal of interest income. Accrued interest receivable totaled $7.7 million on loans and totaled $7.4 million on AFS securities at June 30, 2023, and is included in accrued interest receivable on the Company’s Consolidated Balance Sheets.

Note 2— Securities
The carrying amount of AFS securities and their approximate fair values at June 30, 2023, and December 31, 2022, are summarized as follows (in thousands):

	June 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$197,592	$—	$22,195	$175,397
Obligations of states and municipalities	538,194	28	82,360	455,862
Residential mortgage backed - agency	47,340	—	5,350	41,990
Residential mortgage backed - non-agency	323,519	13	27,428	296,104
Commercial mortgage backed - agency	37,558	25	1,497	36,086
Commercial mortgage backed - non-agency	172,286	—	7,979	164,307
Asset-backed	76,611	3	2,135	74,479
Other	9,500	—	1,535	7,965
	$1,402,600	$69	$150,479	$1,252,190

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed - agency	57,883	14	4,836	53,061
Residential mortgage backed - non-agency	365,983	2	26,690	339,295
Commercial mortgage backed - agency	61,810	75	1,952	59,933
Commercial mortgage backed - non-agency	191,709	10	8,420	183,299
Asset-backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757
At June 30, 2023, and December 31, 2022, AFS securities with amortized costs of $834.8 million and $637.1 million, respectively, and with estimated fair values of $735.5 million and $552.5 million, respectively, were pledged to serve as collateral for secured borrowings, derivative exposures, or to secure public deposits as required or permitted by law.
The gross realized gains, realized losses, and proceeds from the sales of securities for the six months ended June 30, 2023, and June 30, 2022, were as follows (in thousands):

	June 30, 2023	June 30, 2022
Gross realized gains	$773	$727
Gross realized losses	(884)	(623)
Proceeds from sales of securities	77,780	87,033
The tax benefit (provision) related to these net realized gains and losses for June 30, 2023, and June 30, 2022, was $23.3 thousand, and ($21.8) thousand, respectively.
The maturities of AFS securities at June 30, 2023, were as follows (in thousands): (Expected maturities of securities not due at a single maturity date are based on average life at estimated prepayment speed. Expected

Note 2— Securities (continued)
maturities may differ from contractual maturities because borrowers have the right to call or prepay some obligations with or without call or prepayment penalties).

	June 30, 2023
	Amortized Cost
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$29,711	$40,637	$127,244	$—	$197,592
Obligations of states and municipalities	370	12,935	317,052	207,837	538,194
Residential mortgage backed - agency	42	23,836	23,462	—	47,340
Residential mortgage backed - non-agency	58,019	160,253	95,481	9,766	323,519
Commercial mortgage backed - agency	196	31,090	6,272	—	37,558
Commercial mortgage backed - non-agency	8,562	158,575	5,149	—	172,286
Asset-backed	8,765	36,411	31,435	—	76,611
Other	—	—	9,500	—	9,500
	$105,665	$463,737	$615,595	$217,603	$1,402,600

	June 30, 2023
	Fair Value
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$28,835	$35,757	$110,805	$—	$175,397
Obligations of states and municipalities	370	11,884	279,357	164,251	455,862
Residential mortgage backed - agency	42	22,857	19,091	—	41,990
Residential mortgage backed - non-agency	55,532	150,656	80,996	8,920	296,104
Commercial mortgage backed - agency	196	29,955	5,935	—	36,086
Commercial mortgage backed - non-agency	8,367	151,823	4,117	—	164,307
Asset-backed	8,661	35,210	30,608	—	74,479
Other	—		7,965	—	7,965
	$102,003	$438,142	$538,874	$173,171	$1,252,190
At June 30, 2023, and December 31, 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in any amount greater than 10% of shareholders’ equity.
The following table shows the gross unrealized losses and fair value of the Company’s securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2023, and December 31, 2022.

Note 2— Securities (continued)
AFS securities in a continuous unrealized loss position for less than twelve months and more than twelve months are as follows (in thousands):

	June 30, 2023
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$—	$175,397	$22,195	$22,195
Obligations of states and municipalities	11,245	291	440,754	82,069	82,360
Residential mortgage backed - agency	602	15	41,387	5,335	5,350
Residential mortgage backed - non-agency	43,562	4,315	251,852	23,113	27,428
Commercial mortgage backed - agency	1,663	145	33,625	1,352	1,497
Commercial mortgage backed - non-agency	—	—	164,307	7,979	7,979
Asset-backed	10,411	47	60,100	2,088	2,135
Other	6,291	1,209	1,673	326	1,535
	$73,774	$6,022	$1,169,095	$144,457	$150,479

	December 31, 2022
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$28,399	$1,131	$146,594	$22,030	$23,161
Obligations of states and municipalities	128,373	12,378	320,287	84,317	96,695
Residential mortgage backed - agency	7,258	26	41,975	4,810	4,836
Residential mortgage backed - non-agency	204,866	11,822	134,056	14,868	26,690
Commercial mortgage backed - agency	23,026	562	34,847	1,390	1,952
Commercial mortgage backed - non-agency	144,193	6,171	23,374	2,249	8,420
Asset-backed	43,472	815	50,088	2,399	3,214
Other	6,877	623	1,766	234	857
	$586,464	$33,528	$752,987	$132,297	$165,825
The Company is required to conduct an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the guidance requires the Company to reduce the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor.
This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost and near-term prospects of the issuer. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in accumulated other comprehensive income (“AOCI”), net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost,

Note 2— Securities (continued)
the unrealized gain will be recorded in accumulated other comprehensive income, net of taxes, in the consolidated statements of financial condition. Prior to implementation of the CECL standard, unrealized losses caused by a credit event would require the direct write-down of the AFS security through the other-than-temporary impairment approach.
The Company did not record an ACL on the AFS securities at June 30, 2023. The Company considers the unrealized losses on the AFS securities to be related to fluctuations in market conditions, primarily interest rates, and not reflective of deterioration in credit. The Company had 402 securities in an unrealized loss position as of  June 30, 2023. The Company has evaluated AFS securities in an unrealized loss position for credit related impairment at June 30, 2023, and concluded no impairment existed based on a combination of factors, which included: (1) the securities are of high credit quality, (2) unrealized losses are primarily the result of market volatility and increases in market interest rates, (3) the contractual terms of the investments do not permit the issuer(s) to settle the securities at a price less than the par value of each investment, (4) issuers continue to make timely principal and interest payments, and (5) the Company does not intend to sell any of the investments and the accounting standard of “more likely than not” has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis. As such, there was no ACL on AFS securities at June 30, 2023.
Securities of U.S. Treasury and Federal Agencies and Federal Agency Mortgage (Residential and Commercial) Backed Securities
At June 30, 2023, the unrealized losses associated with 12 U.S. Treasuries and Government Agency securities, 16 Residential Mortgage Backed – Agency securities, and 16 Commercial Mortgage Backed – Agency securities were generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at June 30, 2023.
Securities of U.S. States and Municipalities
At June 30, 2023, the unrealized losses associated with 202 State and Municipal securities were primarily caused by changes in interest rates and not the credit quality of the securities. These securities are investment grade and were generally underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. These securities will continue to be monitored as part of our ongoing impairment analysis but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at June 30, 2023.
Residential & Commercial Mortgage Backed – Non-Agency Securities
At June 30, 2023, the unrealized losses associated with 96 Residential Mortgage Backed – Non-Agency securities and 34 Commercial Mortgage Backed – Non-Agency securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at June 30, 2023.
Asset-Backed Securities
At June 30, 2023, the unrealized losses associated with 23 Asset-Backed securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at June 30, 2023.

Note 2— Securities (continued)
Other Securities
At June 30, 2023, the unrealized losses associated with 3 securities were primarily driven by interest rates and not the credit quality of the securities. These investments were underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. Based on our assessment of the expected credit losses, we expect to recover the entire amortized cost basis of the securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at June 30, 2023.
Restricted stock, at cost
The Company’s investment in Federal Home Loan Bank (“FHLB”) stock totaled $3.9 million and $16.4 million at June 30, 2023, and December 31, 2022, respectively. FHLB stock is generally viewed as a long-term investment and as a restricted investment security, which is carried at cost, because there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be impaired at June 30, 2023, and no impairment has been recognized. FHLB stock is included in a separate line item Restricted stock, at cost on the Consolidated Balance Sheets and is not part of the Company’s AFS securities portfolio. The Company’s Restricted stock line item on the Consolidated Balance Sheets also includes an investment in Community Bankers’ Bank, totaling $50 thousand at both June 30, 2023, and December 31, 2022, which is carried at cost and is not impaired at June 30, 2023.
Note 3— Loans
The Company’s loan portfolio segments, as reported in the tables below, include (i) commercial real estate (ii) owner-occupied commercial real estate (iii) acquisition, construction & development (iv) commercial & industrial (v) single family residential (1-4 units) and (vi) consumer non-real estate and other. The risks associated with lending activities differ among the various loan segments and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions.
•Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the credit-worthiness of the sponsor and the value of the collateral.
•Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral.
•Acquisition, construction & development loans carry risk associated with the credit-worthiness of the borrower, project completion within budget, sale after completion, and the value of the collateral.
•Commercial & industrial loans carry the risk associated with the operations of the business and the value of the collateral, if any.
•Single family residential (1-4 units) loans for consumer purposes carry risk associated with the continued credit-worthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purpose carry risk associated with the continued credit-worthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.
•Consumer non-real estate and other loans carry risk associated with the credit-worthiness of the borrower and the value of the collateral, if any.

Note 3— Loans (continued)
Loan balances at June 30, 2023, and December 31, 2022, by portfolio segment were as follows (in thousands):

	June 30, 2023	December 31, 2022
Commercial real estate	$1,198,840	$1,109,315
Owner-occupied commercial real estate	124,466	127,114
Acquisition, construction & development	92,730	94,450
Commercial & industrial	59,142	53,514
Single family residential (1-4 units)	522,944	499,362
Consumer non-real estate and other	2,847	3,466
	2,000,969	1,887,221
Allowance for credit losses	(25,919)	(21,039)
Loans, net	$1,975,050	$1,866,182
Net deferred loan fees included in the above loan categories totaled $3.4 million and $3.3 million at June 30, 2023, and December 31, 2022, respectively. The Company holds $5.7 million and $7.9 million in Paycheck Protection Program (“PPP”) loans, net of deferred fees and costs as of June 30, 2023, and December 31, 2022, respectively.
Note 4— Allowance for Credit Losses
On January 1, 2023, the Company adopted the CECL methodology as required under ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the Company’s accounting policies and policy elections related to the accounting standards update refer to Note 1 - Nature of Business Activities and Significant Accounting Policies in these Notes to Consolidated Financial Statements. All information presented as of June 30, 2023, is in accordance with ASC 326. All other information presented prior to January 1, 2023, is in accordance with previous applicable GAAP.
The Company’s ACL is calculated quarterly, with any adjustment recorded to the provision for credit losses in the Consolidated Statement of Income. Management calculates the quantitative portion of collectively evaluated loans for all loan categories using the WARM method. For purposes of estimating the Company’s ACL, management generally evaluates collectively evaluated loans by federal call code in order to group loans with similar risk characteristics.
Loans that do not share similar risk characteristics are evaluated on an individual loan basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing loans that are collectively evaluated on a loan pool basis. A specific reserve analysis may be applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the expected future cash flows. A specific reserve is assigned if the measured value of the loan using one of the before mentioned methods is less than the carrying value of the loan.
Based on management’s analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond the information that is used to calculate a reasonable and supportable forecast and a reversion period forecast on collectively evaluated loans. Management may consider an additional or reduced reserve as warranted through qualitative risk factors based on the current and expected conditions, as measured in supplemental information relative to the macroeconomic variable loss drivers used to calculate a reasonable and supportable forecast and a reversion period forecast. These qualitative risk factors considered by management are largely comparable to legacy factors prior to the adoption of CECL.

Note 4— Allowance for Credit Losses (continued)
The following tables presents the activity in the ACL, including the impact of the adoption of CECL, for the three months and six months ended June 30, 2023, and the activity for the allowance for loan losses for the three months and six months ended June 30, 2022 (in thousands).

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & Industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Unallocated	Total
Three months ended
June 30, 2023
Balance, beginning of period	$18,409	$556	$1,852	$700	$4,030	$157	$—	$25,704
Provision for (recapture of) credit losses	227	163	(533)	(59)	487	25	—	310
Charge-offs	—	—	—	(29)	—	(75)	—	(104)
Recoveries	3	—	—	—	3	3	—	9
Balance, end of period	$18,639	$719	$1,319	$612	$4,520	$110	$—	$25,919

June 30, 2022
Balance, beginning of period	$22,773	$663	$2,316	$113	$1,451	$14	$1,731	$29,061
Provision for (recapture of) loan losses	(3,968)	61	1,291	101	(49)	26	—	(2,538)
Charge-offs	(3,261)	—	—	—	—	(27)	—	(3,288)
Recoveries	4	—	—	—	117	6	—	127
Balance, end of period	$15,548	$724	$3,607	$214	$1,519	$19	$1,731	$23,362

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Unallocated	Total
Six months ended
June 30, 2023
Beginning balance, prior to adoption of CECL	$15,477	$635	$2,082	$438	$2,379	$28	$—	$21,039
Impact of the adoption of CECL	2,686	(6)	(640)	237	1,661	187	—	4,125
Provision for (recapture of) credit losses	445	90	(123)	(34)	474	(19)	—	833
Charge-offs	—	—	—	(29)	—	(92)	—	(121)
Recoveries	31	—	—	—	6	6	—	43
Balance, end of period	$18,639	$719	$1,319	$612	$4,520	$110	$—	$25,919

June 30, 2022
Balance, beginning of period	$25,112	$611	$2,189	$165	$2,434	$18	$1,180	$31,709
Provision for (recapture of) loan losses	(6,289)	113	1,418	69	(1,079)	41	551	(5,176)
Charge-offs	(3,282)	—	—	(20)	—	(55)	—	(3,357)
Recoveries	7	—	—	—	164	15	—	186
Balance, end of period	$15,548	$724	$3,607	$214	$1,519	$19	$1,731	$23,362
The information presented in the table below is not required for periods after the adoption of CECL. The following table summarizes the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method (individually or collectively evaluated for impairment) as of December 31, 2022 (in thousands):

Note 4— Allowance for Credit Losses (continued)

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Unallocated	Total
December 31, 2022
Allowance for loan losses
Individually evaluated for impairment	$41	$102	$—	$—	$96	$—	$—	$239
Collectively evaluated for impairment	15,436	533	2,082	438	2,283	28	—	20,800
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$—	$21,039

Loan balance:
Individually evaluated for impairment	$331	$2,580	$—	$—	$6,158	$—	$—	$9,069
Collectively evaluated for impairment	1,108,984	124,534	94,450	53,514	493,204	3,466	—	1,878,152
Total ending loan balance	$1,109,315	$127,114	$94,450	$53,514	$499,362	$3,466	$—	$1,887,221
Prior to the adoption of CECL, loans were considered impaired when, based on current information and events as of the measurement date, it was probable the Company would be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans included loans on non-accrual status and accruing TDRs. When determining if the Company would be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considered the borrower’s capacity to pay, which included such factors as the borrower’s current financial statements, an analysis of the global cash flow sufficient to pay all debt obligations, and an evaluation of secondary sources of repayment, such as guarantor support and collateral value.

Note 4— Allowance for Credit Losses (continued)
The following table presents information related to impaired loans (in thousands) by portfolio segment as of December 31, 2022:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized (1)
December 31, 2022
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	1,184	1,394	—	1,291	97
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,151	5,576	—	5,131	213
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$6,335	$6,970	$—	$6,422	$310

With an allowance recorded:
Commercial real estate	$331	$331	$41	$350	$23
Owner-occupied commercial real estate	1,397	1,397	102	1,420	74
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	1,007	1,141	96	1,033	57
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$2,735	$2,869	$239	$2,803	$154
__________________
(1)Cash basis interest income recognized approximates interest income recognized shown as of the twelve months ended December 31, 2022.
The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. The following table presents the aging of the recorded investment in past due loans as of June 30, 2023, and December 31, 2022, by portfolio segment (in thousands):

Note 4— Allowance for Credit Losses (continued)

	June 30, 2023
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$—	$—	$1,198,840	$1,198,840	$—	$—
Owner-occupied commercial real estate	873	—	673	1,546	122,920	124,466	—	1,066
Acquisition, construction & development	—	—	—	—	92,730	92,730	—	—
Commercial & industrial	—	—	—	—	59,142	59,142	—	—
Single family residential (1-4 units)	146	—	61	207	522,737	522,944	—	1,857
Consumer non-real estate and other	42	—	—	42	2,805	2,847	—	—
Total	$1,061	$—	$734	$1,795	$1,999,174	$2,000,969	$—	$2,923

	December 31, 2022
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$—	$—	$1,109,315	$1,109,315	$—	$—
Owner-occupied commercial real estate	—	—	—	—	127,114	127,114	—	1,184
Acquisition, construction & development	—	—	—	—	94,450	94,450	—	—
Commercial & industrial	—	—	—	—	53,514	53,514	—	—
Single family residential (1-4 units)	1,403	154	546	2,103	497,259	499,362	—	4,313
Consumer non-real estate and other	—	4	—	4	3,462	3,466	—	—
Total	$1,403	$158	$546	$2,107	$1,885,114	$1,887,221	$—	$5,497
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic information, and other factors. The Company analyzes loans individually by classifying the loans by credit risk. The Company internally grades all commercial loans at the time of origination. In addition, the Company performs an annual review on the top twenty-five non-homogenous commercial loan relationships as measured by total Company exposure to each borrower. The Company uses the following definitions for credit risk classifications:
Pass: These include satisfactory loans that have acceptable levels of risk.
Special Mention: Loans classified as special mention have a potential credit weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard: Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of debt. Loans classified as substandard are inadequately protected by sound net worth, payment capacity of the borrower, or of the collateral pledged. If weaknesses go uncorrected, there is potential for partial loss of principal and/or interest.
Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and unlikely.

Note 4— Allowance for Credit Losses (continued)
Loss: Loans classified as a loss are considered to be uncollectible and cannot be justified to continue as viable assets. While there may be the possibility of some recovery in the future, it is not practical or desirable to defer writing off these loans at the present time.
The Company has a portfolio of smaller homogenous loans that are not individually risk rated that are included within the single family residential and consumer non-real estate and other loan classes. Generally, these loan classes are rated as “Pass” unless these loans are on non-accrual and are then classified as substandard.
The following table presents the amortized cost basis of the loan portfolio, by year of origination, loan class, and credit quality, as of June 30, 2023 (in thousands):

	Term Loans
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial real estate
Pass	$109,677	$268,807	$170,100	$15,736	$75,506	$422,563	$4,975	$1,067,364
Special Mention	—	15,000	44,873	8,398	1,266	2,306	—	71,843
Substandard	—	600	2,351	—	7,516	49,166	—	59,633
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$109,677	$284,407	$217,324	$24,134	$84,288	$474,035	$4,975	$1,198,840

Year to date gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Owner-occupied commercial real estate
Pass	$2,569	$29,761	$9,622	$15,225	$13,021	$44,538	$4,535	$119,271
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	539	—	—	—	4,656	—	5,195
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$2,569	$30,300	$9,622	$15,225	$13,021	$49,194	$4,535	$124,466

Year to date gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Acquisition, construction & development
Pass	$2,941	$26,843	$14,504	$—	$—	$23,960	$1,610	$69,858
Special Mention	—	—	—	—	779	—	—	779
Substandard	—	—	—	—	—	22,093	—	22,093
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$2,941	$26,843	$14,504	$—	$779	$46,053	$1,610	$92,730

Year to date gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial & industrial
Pass	$19,732	$17,575	$8,041	$523	$41	$1,595	$11,635	$59,142
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$19,732	$17,575	$8,041	$523	$41	$1,595	$11,635	$59,142

Note 4— Allowance for Credit Losses (continued)

Year to date gross charge-offs	$—	$—	$—	$29	$—	$—	$—	$29

Single family residential (1-4 units)
Pass	$55,068	$130,556	$61,981	$32,645	$41,566	$148,187	$51,084	$521,087
Special Mention	—							—
Substandard	—	—	291	252	—	1,314	—	1,857
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$55,068	$130,556	$62,272	$32,897	$41,566	$149,501	$51,084	$522,944

Year to date gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

Consumer non-real estate and other
Pass	$227	$270	$161	$248	$435	$397	$1,109	$2,847
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$227	$270	$161	$248	$435	$397	$1,109	$2,847

Year to date gross charge-offs	$92	$—	$—	$—	$—	$—	$—	$92
The value of outstanding loans by credit quality indicators as of December 31, 2022 were as follows (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2022
Commercial real estate	$1,011,025	$62,907	$35,383	$—	$—	$1,109,315
Owner-occupied commercial real estate	121,621	1,963	3,530	—	—	127,114
Acquisition, construction & development	68,220	836	25,394	—	—	94,450
Commercial & industrial	53,273	—	241	—	—	53,514
Single family residential (1-4 units)	494,994	55	4,313	—	—	499,362
Consumer non-real estate and other	3,466	—	—	—	—	3,466
Total	$1,752,599	$65,761	$68,861	$—	$—	$1,887,221

Note 4— Allowance for Credit Losses (continued)
The following tables present information about collateral-dependent loans that were individually evaluated for purposes of determining the ACL as of June 30, 2023 (in thousands):

	Collateral-Dependent Loans
	With Allowance		With No Related Allowance	Total
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance
June 30, 2023
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	—	—	1,066	1,066	—
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	—	—	2,670	2,670	—
Consumer non-real estate and other	—	—	—	—	—
Total	$—	$—	$3,736	$3,736	$—
On January 1, 2023, the Company adopted ASU 2022-02 on a modified retrospective basis. ASU 2022-02 eliminates the TDR accounting model and requires that the Company evaluate, based on the accounting for loan modifications, whether the borrower is experiencing financial difficulty, and the modification results in a more-than-insignificant direct change in the contractual cash flows and represents a new loan or a continuation of an existing loan. This change required all loan modifications to be accounted for under the general loan modification guidance in ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and subjects entities to new disclosure requirements on loan modifications to borrowers experiencing financial difficulty. Upon adoption of CECL, the Company loans classified as TDRs were individually evaluated for the ACL, and the measurement was done either using the collateral-dependent or the discounted cash flow method.
The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction, or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged off against the ACL. The Company may also provide multiple types of modifications on an individual loan. For the three and six months ended June 30, 2023, the Company did not extend any modifications to borrowers experiencing financial difficulty that had a more-than-insignificant direct change in the contractual cash flows of the loan.
The Company did not extend any modifications that were defined as TDRs during the year ended December 31, 2022.
Note 5— Deposits
The aggregate amount of time deposits, each with a minimum denomination of $250,000, was approximately $48.5 million and $32.6 million on June 30, 2023, and December 31, 2022, respectively. Brokered time deposits totaled $389.1 million and $100.3 million as of June 30, 2023, and December 31, 2022, respectively. Time deposits through the Certificate of Deposit Account Registry Service (“CDARS”) program totaled $18.8 million at June 30, 2023, compared to $11.7 million at December 31, 2022.

Note 5— Deposits (continued)
At June 30, 2023, the scheduled maturities of time deposits for the remaining six months ending December 31, 2023 and the following five years were as follows (in thousands):

As of June 30, 2023
Remaining six months ending, December 31, 2023	$99,479
2024	191,983
2025	132,500
2026	82,716
2027	49,528
2028	77,838
Total	$634,044
At June 30, 2023, and December 31, 2022, amounts included in time deposits for individual retirement accounts totaled $32.0 million and $36.9 million, respectively.
Overdrafts of $102 thousand and $503 thousand were reclassified to loans as of June 30, 2023, and the year ended December 31, 2022, respectively.
Note 6— Advances and Other Borrowings
The Company had borrowings of $249.0 million and $343.1 million at June 30, 2023, and December 31, 2022, respectively. At June 30, 2023, the interest rate on this debt ranged from 4.38% to 5.20%. At December 31, 2022, the interest rate on this debt ranged from 4.13% to 4.57%. The average balance outstanding during the six months ending June 30, 2023, and the year ending December 31, 2022, was $257.2 million and $269.5 million, respectively. The Company’s short-term borrowings from time-to-time may consist of advances from the FHLB of Atlanta, unsecured lines from Correspondent Banks, and secured lines from the Federal Discount Window.
The Company has available lines of credit with the FHLB of Atlanta and unsecured federal funds lines of credit from correspondent banking relationships. Through these sources, the Company has unused capacity of $959.0 million in remaining borrowing capacity as of June 30, 2023. The Advances on credit lines are secured by both securities and loans. The amount of securities and loans pledged against available lines of credit as of June 30, 2023, and December 31, 2022, was $782.9 million and $698.1 million, respectively. As of June 30, 2023, all of the Company’s borrowings will mature within one calendar year.
The contractual maturities of these borrowings as of June 30, 2023, are as follows (in thousands):

Due in 2023	$49,000
Due in 2024	200,000
Total	$249,000
Note 7— Leased Property
Lessor Arrangements
The Company enters into operating leases with customers to lease vacant space in certain owned premises that is not being used by the Company. These operating leases are typically payable in monthly installments with terms ranging from around two years to around twelve years and may contain renewal options.

Note 7— Leased Property (continued)
The components of lease income, which was included in non-interest expense on the Consolidated Statements of Income, were as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating lease income	$575	$43	$1,150	$86
Total lease income	$575	$43	$1,150	$86
The remaining maturities of operating lease receivables as of June 30, 2023, are as follows (in thousands):

Operating Leases
Remaining six months ending December 31, 2023	$1,151
2024	2,302
2025	2,265
2026	1,657
2027	1,356
Thereafter	3,783
Total lease receivables	$12,514
Lessee Arrangements
The Company has entered into leases for branches and office space. The leases are evaluated for whether the lease will be classified as either a finance or operating lease. Certain leases offer the option to extend the lease term, and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. Including renewal options, the terms of the Company’s leases range from less than one year to around thirteen years. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. These cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.
Right-of-use assets and liabilities by lease type, and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	June 30, 2023	December 31, 2022
Right-of-use assets:
Operating leases	Other assets	$5,572	$7,255
Finance leases	Other assets	2,518	2,620
Total right-of-use assets		$8,090	$9,875
Lease liabilities:
Operating leases	Other liabilities	$5,837	$7,592
Finance leases	Other liabilities	2,666	2,745
Total lease liabilities		$8,503	$10,337

Note 7— Leased Property (continued)
The components of total lease cost were as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Finance lease cost
Right-of-use asset amortization	$51	$51	$102	$102
Interest expense	15	16	30	32
Operating lease cost	839	594	1,667	1,195
Total lease cost	$905	$661	$1,799	$1,329
The Company’s future undiscounted lease payments for finance and operating leases with initial terms of one year or more as of June 30, 2023, are as follows (in thousands):

	Operating Leases	Finance Leases
Remaining six months ending December 31, 2023	$1,591	$110
2024	2,305	224
2025	849	228
2026	415	233
2027	366	238
Thereafter	625	2,034
Total undiscounted lease payments	6,151	3,067
Less: discount	(314)	(401)
Net lease liabilities	$5,837	$2,666
The following table presents additional information about the Company’s leases as of June 30, 2023, and December 31, 2022.

Supplemental lease information (dollars in thousands)	June 30, 2023	December 31, 2022
Finance lease weighted average remaining lease term (years)	12.26	12.76
Finance lease weighted average discount rate	2.22%	2.22%
Operating lease weighted average remaining lease term (years)	3.15	3.26
Operating lease weighted average discount rate	3.06%	3.19%

Cash paid for amounts included in the measurement of lease liabilities	June 30, 2023	June 30, 2022
Operating cash flows from operating leases	$1,739	$1,238
Operating cash flows from finance leases	30	32
Financing cash flows from finance leases	80	76
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	—	502
Note 8— Regulatory Capital Matters
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, “prompt corrective action” regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (“Basel III rules”), an entity must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on AFS securities is not

Note 8— Regulatory Capital Matters (continued)
included in computing regulatory capital. Management believes as of June 30, 2023, the Company and the Bank meet all capital adequacy requirements to which they are subject.
“Prompt corrective action” regulations provide five classifications: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”, although these terms are not used to represent overall financial condition. If “adequately capitalized”, regulatory approval is required to accept brokered deposits. If “undercapitalized”, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of June 30, 2023, and December 31, 2022, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for “prompt corrective action”.
The following table presents the actual and required capital amounts and ratios for the Company and the Bank at June 30, 2023, and December 31, 2022 (in thousands except for ratios).

	Actual		Minimum Required for Capital Adequacy Purposes (includes applicable Capital Conservation Buffer)		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2023
Total Capital to risk weighted assets
Consolidated	$442,338	18.71%	$248,273	≥ 10.5%	$236,450	≥ 10.0%
Burke & Herbert Bank & Trust	439,212	18.57	248,365	≥ 10.5	236,538	≥ 10.0
Tier 1 (Core) Capital to risk weighted assets
Consolidated	416,249	17.60	200,983	≥ 8.5	189,160	≥ 8.0
Burke & Herbert Bank & Trust	413,123	17.47	201,057	≥ 8.5	189,230	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	416,249	17.60	165,515	≥ 7.0	153,693	≥ 6.5
Burke & Herbert Bank & Trust	413,123	17.47	165,576	≥ 7.0	153,750	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	416,249	11.20	148,725	≥ 4.0	185,906	≥ 5.0
Burke & Herbert Bank & Trust	413,123	11.11	148,770	≥ 4.0	185,962	≥ 5.0

As of December 31, 2022
Total Capital to risk weighted assets
Consolidated	$433,958	18.88%	$241,325	≥ 10.5%	$229,834	≥ 10.0%
Burke & Herbert Bank & Trust	432,290	18.81	241,368	≥ 10.5	229,874	≥ 10.0
Tier 1 (Core) Capital to risk weighted assets
Consolidated	412,946	17.97	195,358	≥ 8.5	186,867	≥ 8.0
Burke & Herbert Bank & Trust	411,251	17.89	195,393	≥ 8.5	183,900	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	412,946	17.97	160,883	≥ 7.0	149,392	≥ 6.5
Burke & Herbert Bank & Trust	411,251	17.89	160,912	≥ 7.0	149,418	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	412,946	11.34	145,605	≥ 4.0	182,007	≥ 5.0
Burke & Herbert Bank & Trust	411,251	11.30	145,605	≥ 4.0	182,007	≥ 5.0

Note 8— Regulatory Capital Matters (continued)
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of June 30, 2023, approximately $190.8 million of retained earnings was available for dividend declaration without regulatory approval.
Note 9— Derivatives
The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.
Cash flow hedges of interest rate risk
The Company’s objective in using interest rate derivatives is to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and floors as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium. During 2023, such derivatives were used to hedge the variable cash flows associated with variable-rate assets.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate asset. During the next 12 months, the Company estimates that an additional $1.5 million will be reclassified as a reduction to interest income.
Fair value hedges of interest rate risk
The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.
For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in interest income.
As of June 30, 2023, the following amounts were recorded on the balance sheet related to the cumulative basis adjustment for fair value hedges (in thousands):

Line Item in the Statement of Financial Position in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets/(Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/(Liabilities)
	June 30, 2023	December 31, 2022	June 30, 2023		December 31, 2022
				(2)
Securities available-for-sale, at fair value(1)	$298,853	$—	$(1,106)		$—
Total	$298,853	$—	$(1,106)		$—
__________________
(1)These amounts include the amortized cost basis of closed portfolios of AFS securities used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolio anticipated to be outstanding for the designated hedged period. At June 30, 2023, the amortized cost basis of the closed portfolios used in these hedging relationships was $298.9 million and the cumulative basis adjustments associated with these hedging relationships was $1.1 million.

Note 9— Derivatives (continued)
(2)The entire balance represents the hedging adjustment on a voluntary discontinued hedging relationship. The Company has allocated the basis adjustment to the remaining individual assets in the closed portfolio and will amortize the basis adjustment over a period consistent with amortization of other discounts or premiums on the assets.
Derivatives not designated as hedges
The Company enters into interest rate swaps with its loan customers to facilitate their financing requests. Upon entering into swaps with our loan customers, the Company will enter into corresponding offsetting derivatives with third parties. These derivatives represent economic hedges and do not qualify as hedges for accounting. These back-to-back interest rate swaps are reported at fair value in “other assets” and “other liabilities” in the Company’s Consolidated Balance Sheets. Changes in the fair value of interest rate swaps are recorded in other non-interest expense and sum to zero because of offsetting terms of swaps with borrowers and swaps with dealer counterparties.
The table below presents the fair value of the Company’s derivative financial instruments, which includes accrued interest, as well as their classification on the Consolidated Balance Sheets as of June 30, 2023, and December 31, 2022 (in thousands):

	June 30, 2023
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$1,836

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$66,709	$1,740
Interest rate swaps related to customer loans	Other liabilities	66,709	1,740

	December 31, 2022
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$2,254

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$34,674	$1,311
Interest rate swaps related to customer loans	Other liabilities	34,674	1,311
The table below presents the effect of cash flow hedge accounting on AOCI for the three months ended June 30, 2023, and June 30, 2022, as follows (in thousands):

	June 30, 2023				June 30, 2023
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$(348)	$(348)	$—	Interest Income	$(423)	$(423)	$—
Total	$(348)	$(348)	$—		$(423)	$(423)	$—

Note 9— Derivatives (continued)

	June 30, 2022				June 30, 2022
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$(459)	$(459)	$—	Interest Income	$108	$108	$—
Total	$(459)	$(459)	$—		$108	$108	$—
The table below presents the effect of cash flow hedge accounting on AOCI for the six months ended June 30, 2023, and June 30, 2022, as follows (in thousands):

	June 30, 2023				June 30, 2023
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$(289)	$(289)	$—	Interest Income	$(786)	$(786)	$—
Total	$(289)	$(289)	$—		$(786)	$(786)	$—

	June 30, 2022				June 30, 2022
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$(1,095)	$(1,095)	$—	Interest Income	$182	$182	$—
Total	$(1,095)	$(1,095)	$—		$182	$182	$—

Note 9— Derivatives (continued)
The table below presents the effect of the Company’s derivative financial instruments on the Consolidated Statements of Income for the three and six months ended June 30, 2023, and June 30, 2022.

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	Three months ended
	June 30, 2023		June 30, 2022
	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$(914)	$—	$108	$—
The effects of fair value and cash flow hedging:
Gain or (loss) on fair value hedging relationships in Subtopic 815-20
Interest contracts
Hedged items	(3,468)	—	—	—
Derivatives designated as hedging instruments	2,977	—	—	—
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20
Interest contracts
Amount of gain or (loss) reclassified from AOCI into income	(423)	—	108	—
Amount of gain or (loss) reclassified from AOCI into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—
Amount of gain or (loss) reclassified from AOCI into income - included component	(423)	—	108	—
Amount of gain or (loss) reclassified from AOCI into income - excluded component	—	—	—	—

Note 9— Derivatives (continued)

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	Six months ended
	June 30, 2023		June 30, 2022
	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$(1,117)	$—	$182	$—
The effects of fair value and cash flow hedging:
Gain or (loss) on fair value hedging relationships in Subtopic 815-20
Interest contracts
Hedged items	(1,106)	—	—	—
Derivatives designated as hedging instruments	776	—	—	—
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20
Interest contracts
Amount of gain or (loss) reclassified from AOCI into income	(786)	—	182	—
Amount of gain or (loss) reclassified from AOCI into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—
Amount of gain or (loss) reclassified from AOCI into income - included component	(786)	—	182	—
Amount of gain or (loss) reclassified from AOCI into income - excluded component	—	—	—	—
Credit-risk-related Contingent Features
As of June 30, 2023, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for non-performance risk related to these agreements, was $1.8 million. As of June 30, 2023, the Company has posted the full amount of collateral related to these agreements.
Note 10— Commitments and Contingencies
Interest rate lock commitments
Commitments to fund consumer mortgage loans (interest rate lock commitments) to be sold into the secondary market are defined as derivatives under GAAP. The Company enters into best effort forward commitments for the future delivery of mortgage loans to third-party investors. The Company has elected the fair value option (“FVO”) on both the best-efforts forward commitments and the consumer mortgage loans held-for-sale in order to economically hedge the effect of changes in interest rates resulting from the commitment to fund the loans.
Interest Rate lock commitments are not designated as hedging instruments, and therefore, changes in the fair value of these free-standing derivative instruments are reported as non-interest income.
Credit extension commitments
The Company’s financial statements do not reflect various financial instruments which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These financial instruments include commitments to extend credit, commercial letters of credit, and revolving lines of credit.
Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw

Note 10— Commitments and Contingencies (continued)
is made under the loan facility. Since many of our commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.
A summary of the contractual amounts of the Company’s financial instruments outstanding at June 30, 2023, and December 31, 2022, is as follows (in thousands):

	June 30, 2023	December 31, 2022
Commitments to extend credit	$247,319	$291,265
Commercial letters of credit	9,992	8,539
Commitments to extend credit and commercial letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the Consolidated Balance Sheets. Many of these instruments have fixed maturity dates, and many of them will expire without being drawn upon; accordingly, they do not generally present any significant liquidity risk to the Company.
Allowance for credit losses - off-balance-sheet credit exposures
The Company recorded a recapture of credit losses on unfunded commitments of $97.3 thousand for the three months ended June 30, 2023, and a recapture of credit losses on unfunded commitments of $104.7 thousand for the six months ended June 30, 2023. The ACL on off-balance-sheet credit totaled $170.0 thousand at June 30, 2023, and is included in accrued interest and other liabilities on the accompanying Consolidated Balance Sheets.
Litigation
The Company is a party to litigation, claims, and proceedings arising in the normal course of business that are ordinary and routine to the nature of the Company’s business and operations. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from any currently pending or threatened litigation, claims, or proceedings will not be material to the Company’s financial position.
Note 11— Fair Value Measurements
Determination of Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs that reflect our own assumptions that market participants would use in pricing an asset or liability.
In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Note 11— Fair Value Measurements (continued)
The Company used the following methods and significant assumptions to estimate fair value:
Investment securities
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Derivatives
The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company has contracted with a third-party vendor to provide valuations for interest rate swaps using standard swap valuation techniques. The Company has considered counterparty credit risk in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities. The Company recognizes interest rate lock commitments at fair value. Fair value of interest rate lock commitments is based on the price of underlying loans obtained from an investor for loans that will be delivered on a best effort basis (Level 2).
Loans held-for-sale, at fair value
The fair value of loans held-for-sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). These loans currently consist of one-to-four family residential loans originated for sale in the secondary market.

Note 11— Fair Value Measurements (continued)
Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at June 30, 2023 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$175,397	$—	$—	$175,397
Obligations of states and municipalities	—	455,862	—	455,862
Residential mortgage backed - agency	—	41,990	—	41,990
Residential mortgage backed - non-agency	—	296,104	—	296,104
Commercial mortgage backed - agency	—	36,086	—	36,086
Commercial mortgage backed - non-agency	—	164,307	—	164,307
Asset-backed	—	74,479	—	74,479
Other	—	7,965	—	7,965
Total investment securities available-for-sale	$175,397	$1,076,793	$—	$1,252,190

Loans held-for-sale, at fair value	$—	$456	$—	$456

Derivatives	$—	$1,740	$—	$1,740

Financial liabilities
Derivatives	$—	$3,576	$—	$3,576

Note 11— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$174,993	$—	$—	$174,993
Obligations of states and municipalities	—	453,907	—	453,907
Residential mortgage backed - agency	—	53,061	—	53,061
Residential mortgage backed - non-agency	—	339,295	—	339,295
Commercial mortgage backed - agency	—	59,933	—	59,933
Commercial mortgage backed - non-agency	—	183,299	—	183,299
Asset-backed	—	98,626	—	98,626
Other	—	8,643	—	8,643
Total investment securities available-for-sale	$174,993	$1,196,764	$—	$1,371,757

Loans held-for-sale, at fair value	$—	$—	$—	$—

Derivatives	$—	$1,311	$—	$1,311

Financial liabilities
Derivatives	$—	$3,565	$—	$3,565
The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a non-recurring basis in the financial statements:
Individually evaluated loans
Upon the adoption of CECL, loans individually evaluated for credit expected losses included non-accrual loans and other loans that do not share similar risk characteristics to loans in the CECL loan pools and have been classified as Level 3. Individually evaluated loans with an allocation to the ACL are measured at fair value on a non-recurring basis. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income. Prior to adoption of CECL and ASU 2022-02, which eliminated the TDR accounting model, loans were designated as impaired when, in the judgment of management and based on current information and events, it was probable that all amounts due, according to the contractual terms of the loan agreement, would not be collected.
The measurement of loss associated with impaired loans can be based on either the observable market price of the loan, the present value of the expected future cash flows, or the fair value of the collateral. Generally, the fair value of impaired loans will be determined by the present value of the expected future cash flows or if collateral-dependent based on recent real estate appraisals. For collateral-dependent, the fair value is measured based on the value of the collateral securing the loans, less estimated costs of disposal. Collateral may be in the form of real estate or business assets, including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income and will result in a Level 3 fair value classification. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes

Note 11— Fair Value Measurements (continued)
in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.
Other real estate owned
Assets acquired through foreclosure or other proceedings are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals, which are updated no less frequently than annually. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.
Assets that were measured at fair value on a non-recurring basis during the period are summarized below (in thousands):

	Fair Value Measurements at June 30, 2023 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Individually evaluated loans:
Commercial real estate	$—	$—	$308	$308
Owner-occupied commercial real estate	—	—	1,354	1,354
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	2,221	2,221
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Individually evaluated loans:
Commercial real estate	$—	$—	$290	$290
Owner-occupied commercial real estate	—	—	1,295	1,295
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	911	911
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

Note 11— Fair Value Measurements (continued)
The following table presents quantitative information about Level 3 Fair Value Measurements for assets measured at fair value on a non-recurring basis at June 30, 2023, and December 31, 2022 (in thousands except for percentages):

Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
June 30, 2023
Impaired loans	$3,883	Discounted cash flow analysis	Market rate for borrower	3.6% - 8.5%	5.0%

December 31, 2022
Impaired loans	$2,496	Discounted cash flow analysis	Market rate for borrower	4.5% - 6.0%	5.2%
Fair value of financial instruments
The carrying amounts and estimated fair values of financial instruments not carried at fair value, at June 30, 2023, and December 31, 2022, were as follows (in thousands):

		Fair Value Measurements at June 30, 2023 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$9,047	$9,047	$—	$—	$9,047
Interest-earning deposits with banks	71,752	71,752	—	—	71,752
Loans, net	1,975,050	—	—	1,834,415	1,834,415
Accrued interest	14,781	—	14,781	—	14,781

Financial Liabilities
Non-interest-bearing	$876,396	$—	$876,396	$—	$876,396
Interest-bearing	2,128,867	—	2,119,927	—	2,119,927
Other borrowed funds	249,000	—	248,997	—	248,997
Accrued interest	3,832	—	3,832	—	3,832

Note 11— Fair Value Measurements (continued)

		Fair Value Measurements at December 31, 2022 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$9,124	$9,124	$—	$—	$9,124
Interest-bearing deposits with banks	41,171	41,171	—	—	41,171
Loans, net	1,866,182	—	—	1,768,903	1,768,903
Accrued interest	15,481	—	15,481	—	15,481

Financial Liabilities
Non-interest-bearing	$960,692	$—	$960,692	$—	$960,692
Interest-bearing	1,959,708	—	1,951,227	—	1,951,227
Other borrowed funds	343,100	—	342,904	—	342,904
Accrued interest	1,452	—	1,452	—	1,452
Note 12— Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) by component, net of tax, for the three and six months ended June 30, 2023, and June 30, 2022 (in thousands):

	Three months ended June 30, 2023
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$(1,255)	$(115,523)	$(7,031)	$(123,809)
Net unrealized gains (losses)	(275)	(5,254)	—	(5,529)
Less: net realized (gains) losses reclassified to earnings	334	2,827	—	3,161
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(1,196)	$(117,950)	$(7,031)	$(126,177)

	Three months ended June 30, 2022
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$(562)	$(50,915)	$(6,020)	$(57,497)
Net unrealized gains (losses)	(362)	(46,277)	—	(46,639)
Less: net realized (gains) losses reclassified to earnings	(85)	—	—	(85)
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(1,009)	$(97,192)	$(6,020)	$(104,221)

Note 12— Accumulated Other Comprehensive Income (Loss) (continued)

	Six months ended June 30, 2023
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$(1,589)	$(130,875)	$(7,031)	$(139,495)
Net unrealized gains (losses)	(228)	11,964	—	11,736
Less: net realized (gains) losses reclassified to earnings	621	961	—	1,582
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(1,196)	$(117,950)	$(7,031)	$(126,177)

	Six months ended June 30, 2022
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$12,975	$(6,020)	$6,955
Net unrealized gains (losses)	(865)	(110,085)	—	(110,950)
Less: net realized (gains) losses reclassified to earnings	(144)	(82)	—	(226)
Net change in pension plan benefits	—	—	—	—
Ending Balance	$(1,009)	$(97,192)	$(6,020)	$(104,221)
The following table presents amounts reclassified out of each component of accumulated other comprehensive income (loss) for the three and six months ended June 30, 2023, and June 30, 2022 (in thousands).

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income				Affected Line Item in the Statements of Income
	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cash flow hedges:
Interest rate contracts	$(423)	$108	$(786)	$182	Interest income
Tax effect	89	(23)	165	(38)	Income tax expense (benefit)
Net of tax	$(334)	$85	$(621)	$144

Available-for-sale securities:
Realized gains (losses) on securities	$(111)	$—	$(111)	$104	Net gains/(losses) on securities
Realized gains (losses) on basis adjustment for fair value hedges	(3,468)	—	(1,106)	—	Interest income
Tax effect	752	—	256	(22)	Income tax expense (benefit)
Net of tax	$(2,827)	$—	$(961)	$82

Total reclassifications, net of tax	$(3,161)	$85	$(1,582)	$226	Net income

Note 13— Other Operating Expense
Other operating expense from the Consolidated Statements of Income for the three and six months ended June 30, 2023, and June 30, 2022, is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
FDIC assessment	$686	$345	$1,033	$680
Historic tax credit amortization	631	631	1,263	1,263
IT related	466	504	957	916
Consultant fees	508	298	978	510
Network expense	483	418	912	812
Directors' fees	434	792	844	1,037
Audit expense	213	175	520	267
Legal expense	328	412	633	587
Virginia franchise tax	630	600	1,260	1,200
Marketing expense	119	317	338	634
Other	1,520	1,366	2,887	2,624
Total	$6,018	$5,858	$11,625	$10,530
Note 14— Share-Based Compensation
The Company has a share-based incentive plan described below that allows it to offer a variety of equity compensation awards subject to approval. Total compensation cost that has been charged against income for the share-based awards granted was $607.2 thousand and $492.8 thousand for the three months ended June 30, 2023, and June 30, 2022, respectively. The total income tax benefit was $127.5 thousand and $103.5 thousand for the three months ended June 30, 2023, and June 30, 2022, respectively.
Total compensation cost that has been charged against income for the share-based awards granted was $1.2 million and $999 thousand for the six months ended June 30, 2023, and June 30, 2022, respectively. The total income tax benefit was $249.4 thousand and $209.8 thousand for the six months ended June 30, 2023, and June 30, 2022, respectively.
2019 Stock Incentive Plan
In 2019, the Company’s Stock Incentive Plan (“2019 SIP”) was approved by the Bank’s Board of Directors. The 2019 SIP provides for the issuance of share-based awards to directors and employees of the Company. The 2019 SIP authorized 240,000 units to be issued, and the Company has a practice of using shares held as treasury stock to satisfy these share-based awards. Each unit represents a contingent right to receive one common share or an equivalent amount of cash, or a combination of the two, at the discretion of the Company. Currently, we have a sufficient number of treasury shares to satisfy outstanding equity awards.
Under the 2019 SIP, the Company has issued restricted stock unit (“RSU”) awards that are both time-based and performance-based. Each RSU award will indicate the number of shares, the conditions (e.g., service, performance, and/or a combination), and the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the award at grant date. A total of 24,705 and 13,160 shares were issued during the six months ended June 30, 2023, and June 30, 2022, respectively.
For time-based RSUs, the fair value was determined by using the closing stock price on the date prior to the grant date. These RSUs vest over three to five years.
The Board, from time-to-time, approves performance-based RSU awards that may be earned between a three to five year performance period. Whether units are earned at the end of the performance period will be determined based on the achievement of a market capitalization target over the performance period. If the condition is not

Note 14— Share-Based Compensation (continued)
achieved, the grant recipient will receive 50% of the units upon fulfilling the required service time. If the performance condition is achieved, the grant recipient will receive 100% of the units granted. The market capitalization target will be determined by the Board.
The fair value for performance-based RSU awards was determined by using a Monte Carlo simulation analysis to estimate the achievement of the market capitalization target determined by the Board. The Monte Carlo simulation analysis required the following inputs: (1) expected term, (2) expected volatility, (3) risk-free rate, and (4) dividend yield. The expected term was based on the stated performance period. Management used the expected volatility from a peer group. The risk-free interest rate is based on the U.S. Treasury yield curve over the performance period. The dividend yield assumption was based on historical and anticipated dividend payouts.
The following is a summary of the Company’s RSU awards:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2022	122,440	$48.00
Granted	24,705	67.81
Vested	(4,560)	54.07
Forfeited	—	—
Non-vested at June 30, 2023	142,585	$51.24
As of June 30, 2023, there was $4.1 million of total unrecognized compensation costs related to non-vested shares granted under the 2019 SIP. The cost is expected to be recognized over a weighted average period of 1.85 years.
2023 Stock Incentive Plan
In 2023, a new stock incentive plan (“2023 SIP”) was approved by the Board of directors and shareholders. Upon the plan’s shareholder approval date of March 30, 2023, no further share-based awards will be issued under the 2019 SIP. The plan provides for the issuance of share-based awards to directors and employees of the Company. The 2023 SIP authorized the issuance of 250,000 shares, subject to an annual increase in available shares. As of June 30, 2023, no share-based awards have been issued under the 2023 SIP.
Note 15— Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential impact of contingently issuable shares.

The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares dilutive potential Common Stock. Dilutive potential Common Stock has no effect on income available to common shareholders.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income (in thousands)	$6,034	$10,397	$13,558	$19,523

Weighted average number of shares	7,428,079	7,424,747	7,427,363	7,424,405
Options effect of dilutive shares	86,876	31,339	82,468	29,570
Weighted average dilutive shares	7,514,955	7,456,086	7,509,831	7,453,975

Basic EPS	$0.81	$1.40	$1.82	$2.63
Diluted EPS	0.80	1.39	1.80	2.62
Stock awards equivalent to zero and 890 shares of Common Stock were not considered in computing diluted earnings per common share for the three months ended June 30, 2023, and June 30, 2022, respectively, because they were antidilutive. Stock awards equivalent to zero and zero shares of Common Stock were not considered in computing diluted earnings per share for the six months ended June 30, 2023, and June 30, 2022, respectively, because they were antidilutive.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our consolidated financial condition and results of operations of the Company should be read in conjunction with the preceding consolidated financial statements and notes presented in Item 1. Financial Statements of this Form 10-Q, as well as with the audited consolidated financial statements and notes for the year ended December 31, 2022, included in our Registration Statement on Form 10 filed with the SEC on February 28, 2023, as amended on April 4, 2023, April 20, 2023, and April 21, 2023, and as declared as effective by the SEC on April 21, 2023 (the “Registration Statement”). Historical results of operations and the percentage relationships among any amounts included and any trends that may appear may not indicate trends in operations or results of operations for any future periods. We are a bank holding company, and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank.
Disclosure Regarding Forward-Looking Statements
This Form 10-Q contains statements that we believe are, or may be considered to be, “forward-looking statements”. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations, or assumptions regarding the future of the business, future plans and strategies, operational results, and other future conditions of the Company. All statements other than statements of historical fact included in this Form 10-Q regarding the prospects of our industry or our prospects, plans, financial position, or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plans,” “expects” or “does not expect,” “is expected,” “look forward to,” “budget,” “scheduled,” “estimates,” “forecasts,” “will continue,” “intends,” “the intent of,” “have the potential,” “anticipates,” “does not anticipate,” “believes,” “should,” “should not,” or variations of such words and phrases that indicate that certain actions, events, or results “may,” “could,” “would,” “might,” or “will,” “be taken,” “occur,” or “be achieved,” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, and intentions expressed in such forward-looking statements. Important risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any expected future results, performance, or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described in Part II, Item 1A. Risk Factors in this Form 10-Q.
Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Form 10-Q, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Form 10-Q.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements.

Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation on September 14, 2022, to serve as the holding company for the Bank. The Company commenced operations as a bank holding company on October 1, 2022, following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the FDIC and the Virginia BFI.
The Bank offers a full range of business and personal financial solutions designed to meet customers’ banking, borrowing, and investment needs and has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland.
The Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and non-interest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an ACL to absorb expected credit losses on existing loans that may become uncollectible. The Bank establishes and maintains this ACL by charging a provision for credit losses against operating earnings. In order to maintain its operations and branch locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
As of June 30, 2023, we had total consolidated assets of $3.6 billion, gross loans of $2.0 billion, total deposits of $3.0 billion, and total shareholders’ equity of $290.1 million. As of June 30, 2023, we had 407 full-time employees. None of our employees are covered by a collective bargaining agreement.
Recent Events in the Financial Services Industry
In response to the bank failures that occurred during March and May 2023 and the attendant stress on economic agents, including various financial stock markets, the Company took multiple proactive measures to mitigate any potential financial and operational impacts. Such measures included, but were not limited to:
•dissemination of internal communication to inform the Board and employees of current events and the Company’s condition and desired market response;
•testing of available liquidity sources;
•real-time analysis of our deposit composition and deposit concentrations;
•assessment of our investment securities portfolio; and
•stress testing of liquidity and capital metrics based on observed financial conditions with particular emphasis on the causes of such risk events.
For further discussion see Item 1A, under the caption “Risk Factors” in our Registration Statement. The measures taken followed meetings convened by a subcommittee provided for in our Asset/Liability policy more fully described in Item 3.- Quantitative and Qualitative Disclosures About Market Risk – Market Risk.
The Company’s key inputs and certain assumptions of the stress testing included, but were not limited to, uninsured deposits, deposit composition and deposit flows, borrowings and borrowing capacity, interest rate movements and sensitivity, unrealized losses in the investment securities portfolio, loan balances and loan demand, credit risks, and current allowances for credit losses. Results of the stress tests indicated capital levels that remained above the well-capitalized regulatory ratios and liquidity metrics remained within internal policy guidelines. For additional information related to capital, see Notes to the Consolidated Financial Statements – Note 8. Regulatory Capital Matters. The Company intends to continue conducting such stress tests on an interim basis.

Critical Accounting Policies and Estimates
Our accounting and reporting policies are in accordance with GAAP and follow accounting and reporting guidelines prescribed by bank regulatory and general practices within the financial services industry. Our financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions, and judgements that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments affect the amounts reported in the financial statements and accompanying notes and are based on information available as of the date of the financial statements, and, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions, and judgments inherent in those policies, are critical in understanding our financial statements. The more critical accounting estimates include accounting for credit losses and valuation methodologies. Additional disclosures regarding the effects of new pronouncements, ASU 2016-13 and ASU 2022-02, are included in this report in Note 1, Nature of Business Activities and Significant Accounting Policies, to the consolidated financial statements under Part 1, Item 1, “Financial Information.”
Liquidity Management
Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company’s ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.
The Company assesses the need for liquidity in a variety of scenarios. Those scenarios may include projected growth, credit deterioration, deposit decay, interest rate changes, and a variety of other economic scenarios that can impact the liquidity position of the Company. These analyses are performed on a quarterly basis in conjunction with the Company’s Asset/Liability meetings, and findings are reported to the Asset/Liability Committee (the “ALCO”) and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions.
Findings as a result of the Company’s prudent liquidity modeling may result in the change of certain products offered to customers or adjust the way the Company manages its balance sheet. Such changes could include adjusting interest rates offered on certain deposit products, changes to interest rates charged in lending activities, or the suspension of certain products and activities altogether. Times of significant economic stress may cause the mix of funding to shift and increase the likelihood of changes to certain products in order to manage the Company’s overall liquidity and capital position.
The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities, and, to a lesser extent, sales of investment securities available-for-sale. Other short-term investments available to the Company that could act as potential sources of liquidity are federal funds sold, securities purchased under agreements to resell, and maturing interest-bearing deposits with other banks.
The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are additional sources of liquidity and basically represent the Company’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.
In addition to the Company’s financial performance and condition, liquidity may be impacted by the Company’s structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its shareholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits, and other such items. Any future dividends must be set forth in the Company’s capital plans before any dividends can be paid.
Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth. See Note 6 - Advances and Other Borrowings and Note 10 - Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.
Capital
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.
In July 2013, the Federal Reserve published the final rules that established a new comprehensive capital framework for banking organizations, commonly referred to as Basel III. These final rules substantially revised the risk-based capital requirements applicable to bank holding companies and depository institutions. The final rule became effective January 1, 2015, for smaller, non-complex banking organizations with full implementation by January 1, 2019.
The Basel III Capital Rules require the Holding Company and the Bank to maintain minimum Common Equity Tier 1 (“CET 1”), Tier 1, and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and counter-cyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “counter-cyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Holding Company or the Bank.
Under capital adequacy guidelines and the regulatory framework for “prompt corrective action”, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Additionally, federal banking laws require regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not satisfy minimum capital requirements. The extent of these powers depends upon whether the institution in question is “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, or “critically undercapitalized”, as such terms are defined under federal banking agency regulations. Depository institutions that do not meet minimum capital requirements will face constraints on payment of dividends, equity repurchases, and compensation based on the amount of shortfall. A depository institution that is not “well capitalized” is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, may be subject to asset growth limitations, and may be required to submit capital restoration plans.
As of June 30, 2023, and December 31, 2022, the Bank complied with all regulatory capital standards and qualifies as “well capitalized”. Note 8 - Regulatory Capital Matters in Notes to Consolidated Financial Statements contains additional discussion and analysis regarding the Company and the Bank’s regulatory capital requirements.
Effects of Inflation
The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.
Management believes the most significant potential impact of inflation on financial results is a direct result of the Company’s ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities over an economic cycle in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company’s interest rate positioning.
Key Factors Affecting Financial Performance
We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment, and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report as well as with the audited consolidated financial statements and notes for the year ended December 31, 2022, included in our Registration Statement.
Our success will depend upon, among other things, the following factors that we manage or control:
•Effectively managing capital and liquidity, including:
•Continuing to maintain and, over time, grow our deposit base as a low-cost stable funding source,
•Prudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing, and liquidity standards, and
•Actions we take within the capital and other financial markets,
•Our ability to manage any material costs related to the execution of our strategic priorities, including increased employees, infrastructure, compliance, and other costs in a profitable manner over the long term,
•Management of credit risk and interest rate risk in our portfolio,
•Our ability to manage and implement strategic business objectives within the changing regulatory environment,
•The impact of legal and regulatory-related contingencies,
•The appropriateness of critical accounting estimates and related contingencies,
•Our ability to manage operational risks related to new products and services, changes in processes and procedures, or the implementation of new technology,
•The ability to make investments to promote compliance with existing and evolving regulatory requirements that will increase as the Company grows and will result in increased administrative expenses that we did not previously incur, which costs may materially increase our general and administrative expenses, and
•The ability to execute our strategic objectives while satisfying the obligations associated with being a public company that will require significant resources and management attention and may divert management’s attention from our business operations.
Our financial performance is also substantially affected by a number of external factors outside of our control, including the following:
•Economic conditions, including the length and extent of the economic impacts of a pandemic, and the actions taken to mitigate and manage it,

•The effect of climate change on our business and performance, including indirectly through impacts on our customers,
•The actions by the Federal Reserve, U.S. Treasury, and other government agencies, including those that impact money supply and market interest rates and inflation,
•The level of, and direction, timing, and magnitude of movement in interest rates and the shape of the interest rate yield curve,
•The functioning and other performance of, and availability of liquidity in U.S. and global financial markets, including capital markets,
•The impact of tariffs and other trade policies of the U.S. and its global trading partners,
•Changes in the competitive landscape,
•Impacts of changes in federal, state, and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending, and social programs,
•The impact of market credit spreads on asset valuations,
•The ability of customers, counterparties, and issuers to perform in accordance with contractual terms, and the resulting impact on our asset quality,
•Loan demand, utilization of credit commitments, and standby letters of credit, and
•The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives.
The impact of these items, where material, is discussed in the applicable sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operation. For additional information on the risks we face, see Part II, Item 1A. - Risk Factors.
Selected Financial Data
The following table contains selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of June 30, 2023, and June 30, 2022, and the selected income statement data for the three months and six months ended June 30, 2023, and June 30, 2022, have been derived from our consolidated financial statements included elsewhere in this Form 10-Q and should be read in conjunction with the other information contained in this Form 10-Q.

	As of the Three Months Ended June 30,		As of the Six Months Ended June 30,
(In thousands, except ratios, share and per share data)	2023	2022	2023	2022
Selected Financial Condition Data:
Total assets	$3,569,226	$3,585,822	$3,569,226	$3,585,822
Total cash and cash equivalents	80,799	92,815	80,799	92,815
Total investment securities, at fair value	1,252,190	1,515,974	1,252,190	1,515,974
Net loans	1,975,050	1,725,146	1,975,050	1,725,146
Company-owned life insurance	93,625	92,147	93,625	92,147
Premises and equipment, net	56,183	36,093	56,183	36,093
Total deposits	3,005,263	2,960,423	3,005,263	2,960,423
Advances and other borrowings	249,000	310,000	249,000	310,000
Total shareholders’ equity	290,072	291,138	290,072	291,138

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,
	2023	2022	2023	2022
Selected Operating Data:
Interest income	$37,116	$26,542	$71,444	$50,794
Interest expense	13,324	911	22,878	1,692
Net interest income	23,792	25,631	48,566	49,102
Provision for (recapture of) credit losses	214	(2,538)	729	(5,176)
Total non-interest income	4,625	4,496	8,839	8,611
Total non-interest expenses	21,348	20,368	41,713	39,533
Income before income taxes	6,855	12,297	14,963	23,356
Income tax expense	821	1,900	1,405	3,833
Net income	6,034	10,397	13,558	19,523

Per Share Data:
Average shares of Common Stock outstanding, basic	7,428,079	7,424,747	7,427,363	7,424,405
Average shares of Common Stock outstanding, diluted	7,514,955	7,456,086	7,509,831	7,453,975
Total shares of Common Stock outstanding	7,428,710	7,425,760	7,428,710	7,425,760
Basic net income per share	$0.81	$1.40	$1.82	$2.63
Diluted net income per share	0.80	1.39	1.80	2.62
Dividends declared per share	0.53	0.53	1.06	1.06
Dividend payout ratio (1)	66.25%	38.13%	58.89%	40.46%
Book value (at period end)	$39.05	$39.21	$39.05	$39.21

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,
	2023	2022	2023	2022
Performance Ratios:
Return on average assets	0.67%	1.17%	0.76%	1.10%
Return on average equity	8.34	13.48	9.56	11.54
Interest rate spread (2)	2.25	3.10	2.41	2.97
Net interest margin (3)	2.87	3.15	2.96	3.02
Efficiency ratio (4)	75.12	67.61	72.66	68.50

Capital Ratios:
Common equity tier 1 (CET 1) capital to risk-weighted assets (5)	17.60%	18.09%	17.60%	18.09%
Total risk-based capital to risk-weighted assets (5)	18.71	19.16	18.71	19.16
Tier 1 capital to risk-weighted assets (5)	17.60	18.09	17.60	18.09
Tier 1 capital to average assets (5)	11.20	10.94	11.20	10.94
Average equity to average assets (5)	8.01	8.69	7.93	9.55

Asset Quality Ratios:
Allowance coverage ratio	1.30%	1.34%	1.30%	1.34%
Allowance for credit losses as a percentage of non-performing loans	886.73	91.49	886.73	91.49
Net charge-offs to average outstanding loans during the period	0.00	0.18	0.00	0.18
Non-performing loans as a percentage of total loans	0.15	—	0.15	—
Non-performing assets as a percentage of total assets	81.89	0.71	81.89	0.71

Other Data:
Number of full-service branches	23	24	23	24
Number of full-time equivalent employees	407	399	407	399
__________________
(1)Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2)The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3)The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.
(4)The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
(5)Capital ratios are for Burke & Herbert Financial Services Corp. for 2023 and Burke & Herbert Bank & Trust Company for 2022.
Results of Operations
Results of Operations for the Six Months Ended June 30, 2023, and 2022
General
Consolidated net income for the six months ended June 30, 2023, was $13.6 million compared to $19.5 million earned during the six months ended June 30, 2022. The $6.0 million, or 30.6%, decrease in net income is primarily the result of a large recapture of provision expense in the first half of 2022.
Net interest income decreased by $0.5 million to $48.6 million for the six months ended June 30, 2023, compared to $49.1 million for the six months ended June 30, 2022. The main driver for this decrease was higher deposit and borrowing interest expense, partially offset by higher interest income due to balance sheet growth in loans.
For the six months ended June 30, 2023, the Company recorded credit loss expense of $0.7 million compared to a recapture of provision of $5.2 million for the six months ended June 30, 2022. For the six months ended June 30,

2022, the Company was able to recapture a provision that was booked to reflect the uncertainty of the COVID-19 pandemic and the sale of a non-performing loan note. This non-performing loan had a specific reserve prior to the sale of the note. For the current period, the adoption of CECL (which requires the Company to estimate provision of credit losses using an expected life-time loss approach versus an incurred model), along with increased loan portfolio balances resulted in a higher credit expense for the six months ended June 30, 2023, compared to the six months ended, June 30, 2022.
Non-interest income increased by $0.2 million, or 2.6%, to $8.8 million for the six months ended June 30, 2023, as compared to $8.6 million for the six months ended June 30, 2022. The increase in non-interest income was primarily due to increases in other non-interest income, including dividend income from FHLB stock that increased by $258 thousand and income from loan swap fees of $342 thousand, which were offset by a decrease in other non-interest income items of $138 thousand and a lower servicing release premium of $31 thousand in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.
Non-interest expense increased by $2.2 million, or 5.5%, to $41.7 million for the six months ended June 30, 2023, as compared to $39.5 million for the six months ended June 30, 2022. The increase was primarily due to higher salaries and employee benefits and higher legal, consulting, and audit fees arising from the filing of our initial Registration Statement and our other required filings.
Net Interest Income and Net Interest Margin
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.
Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $48.6 million for the six months ended June 30, 2023, compared to $49.1 million for the six months ended June 30, 2022. The decrease in net interest income was primarily driven primarily by higher interest rates and slightly higher average balances on interest-bearing liabilities, mostly offset by higher interest rates on interest-earning assets. A significant increase in cost of funds for both interest-bearing deposits and borrowed funds was the primary driver of the increase in interest expense. This increase in interest expense was mostly offset by a substantial increase in interest income from securities and loans along with an increase in the volume of loans. However, the increased pace of rate hikes from the Federal Reserve has resulted in higher deposit rates to retain depositors and increased the cost of borrowings from the FHLB and the Federal Reserve.
The tax-adjusted net interest margin was 2.96% for the six months ended June 30, 2023, compared to 3.02% for the six months ended June 30, 2022. The decrease in tax-adjusted net interest margin was primarily driven by the increase in market rates that increased the cost of deposits and other borrowings in excess of the increase in interest income from interest-earning assets.
The yield for the loan portfolio was 4.94% for the six months ended June 30, 2023, compared to 3.89% for the six months ended June 30, 2022. The increase was primarily the result of increasing loan production with higher interest rates in a rising rate environment.
The tax-adjusted yield on the total investment securities portfolio was 3.45% for the six months ended June 30, 2023, compared to 2.35% for the six months ended June 30, 2022. The increase was primarily due to higher market interest rates that increased the effective rate earned on investment securities and reduced the fair value of these investment securities.

The rate paid on interest-bearing deposits increased to 1.50% during the six months ended June 30, 2023, from 0.08% during the six months ended June 30, 2022. The increase was a result of market and economic conditions, which led to an increase in our offering rate for selected parts of our deposit portfolio. Increases in deposit rates rose at a faster pace due to the increases in the Federal Funds Rate that occurred in the second half of 2022. Continuing increases by the Federal Reserve and in the market rates may negatively impact our cost of funds rate.
The rate paid on our borrowings for the six months ended June 30, 2023, was 4.66%, compared to 0.71% for the corresponding period in 2022. The increase was due to the increase in short-term borrowing costs, driven by increases in the Federal Funds Rate during the year. Further increases in the Federal Funds Rate may continue to increase our overall borrowing costs.

The following table sets forth the major components of net interest income and the related yields and rates for the six months ended June 30, 2023, and June 30, 2022, for comparison (dollars in thousands).

	For the Six Months Ended June 30,
	2023			2022
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid

Assets:
Loans, gross (1)(2)	$1,961,309	$48,060	4.94%	$1,755,586	$33,868	3.89%
Interest-earning deposits and fed funds sold	59,107	1,296	4.42	54,189	106	0.39
Taxable securities	1,065,868	19,221	3.64	1,169,064	11,930	2.06
Tax-exempt securities (3)	269,575	3,629	2.71	384,387	6,190	3.25
Total securities	1,335,443	22,850	3.45	1,553,451	18,120	2.35
Total interest-earning assets	3,355,859	72,206	4.34	3,363,226	52,094	3.12
Non-interest-earning assets	250,483			210,966
Total assets	$3,606,342			$3,574,192

Liabilities and shareholders’ equity:
Deposits:
Non-interest-bearing demand	$901,297			$956,026
Interest-bearing demand	563,405	763	0.27%	596,217	69	0.02%
Savings	998,826	6,872	1.39	1,124,898	386	0.07
Time	510,912	7,796	3.08	273,617	314	0.23
Total interest-bearing deposits	2,073,143	15,431	1.50	1,994,732	769	0.08
Total deposits	2,974,440	15,431	1.05	2,950,758	769	0.05
Borrowings:
FHLB advances and other	322,157	7,447	4.66	261,788	923	0.71
Total interest-bearing liabilities	2,395,300	22,878	1.93	2,256,520	1,692	0.15
Non-interest-bearing liabilities	23,749			20,401
Equity	285,996			341,245
Total liabilities and equity	$3,606,342			$3,574,192

Taxable-equivalent net interest income /net interest spread (4)		49,328	2.41%		50,402	2.97%
Taxable-equivalent net interest margin (5)			2.96%			3.02%
Taxable-equivalent net adjustment		(762)			(1,300)
Net interest income		$48,566			$49,102
Net interest-earning assets	$960,559			$1,106,706
__________________
(1)Non-accrual loans are included in average loan balances.
(2)Loan fees are included in the calculation of interest income.
(3)Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4)The interest rate spread represents the difference between the fully taxable-equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(5)The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.

Taxable-equivalent net interest margin, as presented above, is calculated by dividing fully tax-equivalent (“FTE”) net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on a FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; however, the adjustment to a FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income and then subtracting total interest expense. As a non-GAAP measure, FTE net interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. Net interest income shown elsewhere in this presentation is GAAP net interest income. The following table reconciles GAAP net interest income to FTE net interest income (in thousands).

	Six Months Ended
	June 30, 2023	June 30, 2022
GAAP Financial Measurements
Interest Income - Loans	$48,060	$33,868
Interest Income - Securities taxable	19,221	11,930
Interest Income - Securities tax-exempt	2,867	4,890
Interest Income - Other interest income	1,296	106
Interest Expense - Deposits	15,431	769
Interest Expense - Borrowed funds	7,417	892
Interest Expense - Other	30	31
Total Net Interest Income	$48,566	$49,102

Non-GAAP Financial Measurements
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	$762	$1,300
Total Tax Benefit on Tax-Exempt Interest Income (1)	762	1,300
Tax-Equivalent Net Interest Income	$49,328	$50,402
__________________
(1)Tax benefit was calculated using the federal statutory tax rate of 21%.
Rate/Volume Analysis
The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Interest income and interest expense for the six months ended June 30, 2023, and June 30, 2022, are annualized using an actual days over calendar year method. The volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance. See table below (in thousands).

	Six Months Ended June 30, 2023, compared to June 30, 2022
	Dollar Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:
Loans, gross	$9,995	$18,621	$28,616
Securities (1)	(7,522)	17,063	9,541
Interest-bearing deposits and fed funds sold	217	2,183	2,400
Total interest income on interest-earning assets	2,690	37,867	40,557
Expense from the interest-bearing liabilities:
Interest-bearing demand deposits	(90)	1,489	1,399
Savings deposits	(1,749)	14,827	13,078
Time deposits	7,957	7,132	15,089
Total interest expense on interest-bearing deposits	6,118	23,448	29,566
Borrowings	2,814	10,341	13,155
Total interest expense on interest-bearing liabilities	8,932	33,789	42,721
Taxable-equivalent net interest income	$(6,242)	$4,078	$(2,164)
__________________
(1)Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.
Interest Income
Total interest income was $71.4 million for the six months ended June 30, 2023, compared to $50.8 million for the six months ended June 30, 2022, an increase of 40.7%. The increase in interest income was primarily driven by an increase in both rates and volume for the loan portfolio along with increasing rates for the securities portfolio. Interest income on loans and securities increased by $14.2 million and $5.3 million, respectively, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.
Interest Expense
Total interest expense was $22.9 million for the six months ended June 30, 2023, compared to $1.7 million for the six months ended June 30, 2022. The increase in interest expense was primarily driven by increasing rates for both interest-bearing deposits and borrowed funds and by a lesser extent from balance increases in both deposits and borrowed funds. Interest expense on interest-bearing deposits and borrowed funds increased by $14.7 million and $6.5 million, respectively, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.
Provision for (Recapture of) Credit Losses
The provision for credit losses was $0.7 million for the six months ended June 30, 2023, compared to a recapture of $5.2 million for the six months ended June 30, 2022. The increased provision expense was partly due to the Company estimating credit losses using an expected life-time loss model versus an incurred model but primarily the result of a large recapture in 2022. The provision recapture, in 2022, was as a result of removing COVID-19 qualitative factors and the sale of a non-performing loan note. Proceeds obtained for this non-performing loan note were greater than the net of the loan note’s carrying value and specific reserve. Additionally, loan balances have risen significantly for the six months ended June 30, 2023, versus the six months ended June 30, 2022. See Note 4 - Allowance for Credit Losses in Notes to Consolidated Financial Statements for further information.

Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Six Months Ended June 30,		Increase (Decrease)
	2023	2022	Amount	Percent
Fiduciary and wealth management	$2,642	$2,667	$(25)	(0.9)%
Service charges and fees	3,376	3,394	(18)	(0.5)
Net gains (losses) on securities	(111)	104	(215)	(206.7)
Income from company-owned life insurance	1,131	1,079	52	4.8
Other non-interest income	1,801	1,367	434	31.7
Total	$8,839	$8,611	$228	2.6%
Non-interest income increased 2.6% for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was primarily driven by an increase in other non-interest income of $434 thousand when compared to the six months ended June 30, 2022. This increase was due to an increase of $258 thousand in dividends from the FHLB and an increase of $342 thousand from customer swap fees. The increase was partially offset by the sale of securities which resulted in a loss for the six months ended as of June 30, 2023 resulting in a decrease of $215 thousand when compared to the prior year.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Six Months Ended June 30,		Increase (Decrease)
	2023	2022	Amount	Percent
Salaries and wages	$19,416	$19,146	$270	1.4%
Pensions and other employee benefits	4,874	3,940	934	23.7
Occupancy	3,002	3,155	(153)	(4.8)
Equipment rentals, depreciation and maintenance	2,796	2,762	34	1.2
Other	11,625	10,530	1,095	10.4
Total	$41,713	$39,533	$2,180	5.5%
Non-interest expense increased 5.5% for the six months ended June 30, 2023, compared to June 30, 2022. The main drivers for this increase included pensions and other employee benefits which increased by $934.0 thousand primarily due to increases in the costs of employee benefit plans and an increase of $1.1 million in other non-interest expense. The increase was partially offset by a decrease in occupancy of $153 thousand. Additionally, the Company incurred legal and consulting expenses associated with filing its Registration Statement and other required SEC filings that increased the total non-interest expense for the six months ended June 30, 2023. See Note 13 — Other Operating Expenses in Notes to Consolidated Financial Statements for further information on “Other” non-interest expense.
Income Tax Expense
Income tax expense was $1.4 million for the six months ended June 30, 2023, a decrease of $2.4 million from the tax provision for the six months ended June 30, 2022. The decrease was due to the decrease in net income for the six months ended June 30, 2023, when compared to the prior year. For the six months ended June 30, 2023, and June 30, 2022, our effective tax rates were 9.4% and 16.4%, respectively.

Results of Operations for the Three Months Ended June 30, 2023, and 2022
General
Consolidated net income for the three months ended June 30, 2023, was $6.0 million, compared to $10.4 million earned during the three months ended June 30, 2022. The $4.4 million, or 42.0%, decrease in net income is primarily due to increased funding costs and the change in provision for credit losses that included a recapture of credit losses in the prior year quarter.
Net interest income decreased by $1.8 million to $23.8 million for the three months ended June 30, 2023, compared to $25.6 million for the three months ended June 30, 2022. The main driver for this decrease was higher funding costs on both our deposits and borrowings, which was partially offset by an increase in interest income due to both loan growth and higher yielding rates.
For the three months ended June 30, 2023, the Company recorded credit loss expense of $0.2 million compared to a recapture of provision losses of $2.5 million. For the three months ended June 30, 2022, the Company was able to recapture provision that was booked to reflect the uncertainty of the COVID-19 pandemic and the sale of a non-performing loan note. This non-performing loan had a specific reserve prior to the sale of the note. For the current period, the increased loan growth and the adoption of CECL, which requires the Company to estimate provision of credit losses using an expected life-time loss approach versus an incurred model, resulted in a higher credit expense for the three months ended June 30, 2023, compared to the three months ended, June 30, 2022.
Non-interest income increased by $129 thousand, or 2.9%, to $4.6 million for the three months ended June 30, 2023, as compared to $4.5 million for the three months ended June 30, 2022. The increase in non-interest income was primarily due to dividend income from FHLB stock that increased by $156 thousand in the three months ended June 30, 2023, compared to June 30, 2022.
Non-interest expense increased by $1.0 million, or 4.8%, to $21.3 million for the three months ended June 30, 2023, as compared to $20.4 million for the three months ended June 30, 2022. The increase was primarily due to increases in personnel related expenses such as salary, pensions, and other employee benefits. In addition, the Company incurred additional fees related to entering into interest rate swaps designated as fair value hedges and higher legal and audit fees arising from the filing of our initial Registration Statement and other required filings.
Net Interest Income and Net Interest Margin
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.
Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $23.8 million for the three months ended June 30, 2023, compared to $25.6 million for the three months ended June 30, 2022. The decrease in net interest income was primarily driven by both higher interest rates and higher volume of interest-bearing liabilities. The impact of higher rates on interest-bearing liabilities was partially offset by the increase in volume and rates of interest-earning assets. However, the increased pace of rate hikes from the Federal Reserve has resulted in higher deposit rates to retain depositors and increased the cost of borrowings from the FHLB and the Federal Reserve.

The tax-adjusted net interest margin was 2.87% for the three months ended June 30, 2023, compared to 3.15% for the three months ended June 30, 2022. The decrease in tax-adjusted net interest margin was primarily driven by the increase in market rates that increased the cost of deposit and other borrowings in excess of the increase in the interest income from interest-earning assets.
The yield for the loan portfolio was 5.07% for the three months ended June 30, 2023, compared to 3.98% for the three months ended June 30, 2022. The increase was primarily the result of increasing loan production with higher interest rates in a rising rate environment.
The tax-adjusted yield on the total investment securities portfolio was 3.45% for the three months ended June 30, 2023, compared to 2.53% for the three months ended June 30, 2022. The increase was primarily due to higher market interest rates that increased the effective rate earned by reducing the fair value of the average outstanding balance of the investment securities.
The rate paid on interest-bearing deposits increased to 1.88% during the three months ended June 30, 2023, from 0.07% during the three months ended June 30, 2022. The increase was a result of market and economic conditions, which led to an increase in our offering rate for selected parts of our deposit portfolio. Increases in deposit rates rose at a faster pace due to the increases in the Federal Funds Rate that continued in the second half of 2022. Additional increases by the Federal Reserve and in the market rates may negatively impact our cost of funds rate.
The rate paid on our borrowings for the three months ended June 30, 2023, was 4.61%, compared to 0.82% for the corresponding period in 2022. The increase was due to the increase in short-term borrowing costs, driven by increases in the Federal Funds Rate during the year. Further increases in the Federal Funds Rate may continue to increase our overall borrowing costs.

The following table sets forth the major components of net interest income and the related yields and rates for the three months ended June 30, 2023, and June 30, 2022, for comparison (dollars in thousands).

	For the Three Months Ended June 30,
	2023			2022
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid

Assets:
Loans, gross (1)(2)	$2,002,482	$25,300	5.07%	$1,754,723	$17,418	3.98%
Interest-earning deposits and fed funds sold	74,074	988	5.35	50,548	88	0.70
Taxable securities	1,036,576	9,418	3.64	1,148,507	6,572	2.30
Tax-exempt securities (3)	266,402	1,784	2.69	388,267	3,119	3.22
Total securities	1,302,978	11,202	3.45	1,536,774	9,691	2.53
Total interest-earning assets	3,379,534	37,490	4.45	3,342,045	27,197	3.26
Non-interest-earning assets	243,498			220,391
Total assets	$3,623,032			$3,562,436

Liabilities and shareholders’ equity:
Deposits:
Non-interest-bearing demand	$879,794			$977,694
Interest-bearing demand	554,364	564	0.41%	591,391	36	0.02%
Savings	979,020	4,199	1.72	1,129,537	193	0.07
Time	608,949	5,266	3.47	268,042	139	0.21
Total interest-bearing deposits	2,142,333	10,029	1.88	1,988,970	368	0.07
Total deposits	3,022,127	10,029	1.33	2,966,664	368	0.05
Borrowings:
FHLB advances and other	286,584	3,294	4.61	266,473	543	0.82
Total interest-bearing liabilities	2,428,917	13,323	2.20	2,255,443	911	0.16
Non-interest-bearing liabilities	24,036			19,875
Equity	290,285			309,424
Total liabilities and equity	$3,623,032			$3,562,436

Taxable-equivalent net interest income /net interest spread (4)		24,167	2.25%		26,286	3.10%
Taxable-equivalent net interest margin (5)			2.87%			3.15%
Taxable-equivalent net adjustment		(375)			(655)
Net interest income		$23,792			$25,631
Net interest-earning assets	$950,617			$1,086,602
__________________
(1)Non-accrual loans are included in average loan balances.
(2)Loan fees are included in the calculation of interest income.
(3)Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4)The interest rate spread represents the difference between the fully taxable-equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(5)The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.

Taxable-equivalent net interest margin, as presented above, is calculated by dividing FTE net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on a FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; however, the adjustment to a FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income then subtracting total interest expense. As a non-GAAP measure, FTE net interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. Net interest income shown elsewhere in this presentation is GAAP net interest income. The following table reconciles GAAP net interest income to FTE net interest income (in thousands).

	Three Months Ended
	June 30, 2023	June 30, 2022
GAAP Financial Measurements
Interest Income - Loans	$25,300	$17,418
Interest Income - Securities taxable	9,419	6,572
Interest Income - Securities tax-exempt	1,409	2,464
Interest Income - Other interest income	988	88
Interest Expense - Deposits	10,030	368
Interest Expense - Borrowed funds	3,279	527
Interest Expense - Other	15	16
Total Net Interest Income	$23,792	$25,631

Non-GAAP Financial Measurements
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	$375	$655
Total Tax Benefit on Tax-Exempt Interest Income (1)	375	655
Tax-Equivalent Net Interest Income	$24,167	$26,286
__________________
(1)Tax benefit was calculated using the federal statutory tax rate of 21%.
Rate/Volume Analysis
The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Interest income and interest expense for the three months ended June 30, 2023, and June 30, 2022, are annualized using an actual days over calendar year method. Volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance. See table below (in thousands).

	Three Months Ended June 30, 2023, compared to June 30, 2022
	Dollar Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:
Loans, gross	$12,481	$19,129	$31,610
Securities (1)	(8,062)	14,121	6,059
Interest-bearing deposits and fed funds sold	1,259	2,358	3,617
Total interest income on interest-earning assets	5,678	35,608	41,286
Expense from the interest-bearing liabilities:
Interest-bearing demand deposits	(151)	2,279	2,128
Savings deposits	(2,589)	18,646	16,057
Time deposits	12,636	7,927	20,563
Total interest expense on interest-bearing deposits	9,896	28,852	38,748
Borrowings	927	10,111	11,038
Total interest expense on interest-bearing liabilities	10,823	38,963	49,786
Taxable-equivalent net interest income	$(5,145)	$(3,355)	$(8,500)
__________________
(1)Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.
Interest Income
Total interest income was $37.1 million for the three months ended June 30, 2023, compared to $26.5 million for the three months ended June 30, 2022, an increase of 39.8%. The increase in interest income was primarily driven by an increase in both rates and volume for the loan portfolio along with increasing rates for the securities portfolio. Interest income on loans and securities increased by $7.9 million and $1.8 million, respectively, for the three months ended June 30, 2023, compared to the three months ended June 30, 2022.
Interest Expense
Total interest expense was $13.3 million for the three months ended June 30, 2023, compared to $0.9 million for the three months ended June 30, 2022. The increase in interest expense was primarily driven by increasing rates for both deposits and borrowed funds. The average interest-bearing balances also increased, but primarily, the increase in interest rate expense was due to higher rates. Interest expense on interest-bearing deposits and borrowed funds increased by $9.7 million and $2.8 million, respectively, for the three months ended June 30, 2023 compared to the three months ended June 30, 2022.
Provision for (Recapture of) Credit Losses
The provision for credit losses was $0.2 million for the three months ended June 30, 2023, compared to a recapture of $2.5 million for the three months ended June 30, 2022. The increased provision expense was primarily due to a recapture of provision that was booked to reflect the uncertainty of the COVID-19 pandemic and the sale of a non-performing loan note for three months ended June 30, 2022 and the Company estimating credit losses using an expected life-time loss model versus an incurred model for the three months ended June 30, 2023. Additionally, loan balances have risen significantly for the three months ended June 30, 2023, versus the three months ended June 30, 2022. See Note 4 - Allowance for Credit Losses in Notes to Consolidated Financial Statements for further information.

Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Three months ended June 30,		Increase (Decrease)
	2023	2022	Amount	Percent
Fiduciary and wealth management	$1,305	$1,362	$(57)	(4.2)%
Service charges and fees	1,741	1,761	(20)	(1.1)
Net gains (losses) on securities	(111)	—	(111)	n/a
Income from company-owned life insurance	571	542	29	5.4
Other non-interest income	1,119	831	288	34.7
Total	$4,625	$4,496	$129	2.9%
Non-interest income increased 2.9% for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was primarily driven by an increase in other non-interest income of $288 thousand through an increase in customer swap fees and increased dividend from the FHLB. This increase was partially offset by the loss on the sale of securities in the three months ended June 30, 2023.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Three months ended June 30,		Increase (Decrease)
	2023	2022	Amount	Percent
Salaries and wages	$9,922	$9,617	$305	3.2%
Pensions and other employee benefits	2,406	1,901	505	26.6
Occupancy	1,545	1,609	(64)	(4.0)
Equipment rentals, depreciation and maintenance	1,457	1,383	74	5.4
Other	6,018	5,858	160	2.7
Total	$21,348	$20,368	$980	4.8%
Non-interest expense increased 4.8% for the three months ended June 30, 2023, compared to June 30, 2022. The main drivers for this increase are personal related expenses such as salary, pensions, and other employee benefits which increased by $810 thousand primarily due to increases in the costs of employee benefit plans. In addition, the Company incurred additional expense related to entering into interest rate swaps designated as fair value hedges and higher legal and audit fees arising from the filing of our initial Registration Statement and other required filings
Income Tax Expense
Income tax expense was $0.8 million for the three months ended June 30, 2023, a decrease of $1.1 million from the tax provision for the three months ended June 30, 2022. The decrease was due to the decrease in net income for the three months ended June 30, 2023, when compared to the prior year three months ended June 30, 2022. For the three months ended June 30, 2023, and June 30, 2022, our effective tax rates were 12.0% and 15.5%, respectively.
Analysis of Financial Condition for the Period Ended June 30, 2023, and December 31, 2022
Assets increased by $6.3 million to $3.57 billion as of June 30, 2023, compared to $3.56 billion as of December 31, 2022. Loans, net of ACL, increased by $108.9 million from $1.87 billion as of December 31, 2022, to $1.98 billion as of June 30, 2023. Deposits increased by $84.9 million and amounted to $3.01 billion at June 30, 2023, compared to $2.92 billion at December 31, 2022. Borrowed funds decreased by $94.1 million to $249.0 million as of June 30, 2023, compared to $343.1 million at December 31, 2022.

Investment Securities
Our investment policy is established and reviewed annually by the Board. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers’ acceptances, and federal funds. Our securities are all classified as AFS.
Our investments provide a source of liquidity because we can pledge them to support borrowed funds or can liquidate them to generate cash proceeds. Our investment portfolio is also a resource in managing interest rate risk, because the maturity and interest rate characteristics of this asset class can be modified to match changes in the loan and deposit portfolios. The majority of our AFS investment portfolio is comprised of obligations of states and municipalities and residential mortgage-backed securities. During the six months ended June 30, 2023, the unrealized losses on our holdings decreased from December 31, 2022, as the decrease in long-term interest rate expectations, portfolio runoff, and rebalancing had a positive impact on the value of our AFS portfolio.
On January 1, 2023, the Company adopted the new CECL standard in accordance with ASU 2016-13, which changed the accounting framework by replacing the other-than-temporary impairment (“OTTI”) assessment with the recognition of an ACL. The Company determined that the declines in market value were due to increases in interest rates and market movements and not due to credit factors. Therefore, the Company has concluded that the unrealized losses for the AFS securities do not require an ACL at June 30, 2023. Under the prior OTTI framework, the Company did not record any cumulative OTTI expense as of December 31, 2022.
The Company has sufficient access to liquidity such that management does not believe it would be necessary to sell any of its investment securities at a loss to offset any unexpected deposit outflows. Management believes the structure of the Bank’s investment portfolio is appropriately aligned with the rest of the balance sheet to protect against significant and unexpected charges against earnings and capital.
The following tables reflect the amortized cost and fair market values for the total portfolio for each category of investment for June 30, 2023, and December 31, 2022 (in thousands):

	June 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$197,592	$—	$22,195	$175,397
Obligations of states and municipalities	538,194	28	82,360	455,862
Residential mortgage backed - agency	47,340	—	5,350	41,990
Residential mortgage backed - non-agency	323,519	13	27,428	296,104
Commercial mortgage backed - agency	37,558	25	1,497	36,086
Commercial mortgage backed - non-agency	172,286	—	7,979	164,307
Asset backed	76,611	3	2,135	74,479
Other	9,500	—	1,535	7,965
	$1,402,600	$69	$150,479	$1,252,190

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed - agency	57,883	14	4,836	53,061
Residential mortgage backed - non-agency	365,983	2	26,690	339,295
Commercial mortgage backed - agency	61,810	75	1,952	59,933
Commercial mortgage backed - non-agency	191,709	10	8,420	183,299
Asset backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757
The investment maturity table below summarizes contractual maturities for our investment securities at June 30, 2023. The actual timing of principal payments may differ from remaining contractual maturities because obligors may have the right to repay certain obligations with or without penalties. The overall weighted average duration of the Company’s investment portfolio is 4.3 years at June 30, 2023. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security (dollars in thousands). Interest on securities below excludes tax-equivalent adjustments.

	June 30, 2023
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities Available-for-Sale
U.S. Treasuries and government agencies	$29,711	1.61%	$40,637	1.13%	$127,244	1.37%	$—	—%	$197,592	1.36%
Obligations of states and municipalities	370	4.10	12,935	2.67	317,052	2.10	207,837	2.09	538,194	2.11
Residential mortgage backed - agency	42	4.25	23,836	4.86	23,462	1.88	—	—	47,340	3.38
Residential mortgage backed - non-agency	58,019	2.12	160,253	4.17	95,481	3.23	9,766	4.80	323,519	3.54
Commercial mortgage backed - agency	196	7.08	31,090	4.97	6,272	4.09	—	—	37,558	4.83
Commercial mortgage backed - non-agency	8,562	6.98	158,575	4.73	5,149	1.43	—	—	172,286	4.74
Asset backed	8,765	5.51	36,411	5.70	31,435	5.99	—	—	76,611	5.80
Other	—	—	—	—	9,500	5.13	—	—	9,500	5.13
Total	$105,665	2.67%	$463,737	4.26%	$615,595	2.37%	$217,603	2.21%	$1,402,600	2.99%
Lending Activities
Our loan portfolio consists primarily of commercial real estate loans, but we offer a variety of products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions. Any of these factors may adversely impact a borrower’s ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 3 — Loans in Notes to Consolidated Financial Statements.

The following tables set forth the composition of our loan portfolio as of the dates indicated (in thousands):

	June 30, 2023	December 31, 2022
Commercial real estate	$1,198,840	$1,109,315
Owner-occupied commercial real estate	124,466	127,114
Acquisition, construction & development	92,730	94,450
Commercial & industrial	59,142	53,514
Single family residential (1-4 units)	522,944	499,362
Consumer non-real estate and other	2,847	3,466
	2,000,969	1,887,221
Allowance for credit losses	(25,919)	(21,039)
Loans, net	$1,975,050	$1,866,182
The loan portfolio, excluding ACL, at June 30, 2023, increased by $113.7 million primarily due to growth in our commercial and residential real estate loan production. The Company’s organic growth has occurred in both legacy and newer markets, principally in commercial real estate.
The following table shows the maturity distribution for total loans outstanding as of June 30, 2023. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balance of loans are indicated by both fixed and floating rate categories in the table below (in thousands).

	June 30, 2023
	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Total
Loans:
Commercial real estate	$54,150	$27,656	$528,233	$102,081	$389,782	$85,482	$—	$11,456	$1,198,840
Owner-occupied commercial real estate	9,081	185	52,860	5,593	55,006	586	—	1,155	124,466
Acquisition, construction & development	23,144	6,323	381	54,418	6,129	596	1,238	501	92,730
Commercial & industrial	631	2,599	42,647	9,036	3,569	660	—	—	59,142
Total commercial loans	87,006	36,763	624,121	171,128	454,486	87,324	1,238	13,112	1,475,178
Single family residential (1-4 units)	2,715	1,866	11,913	20,608	19,219	11,396	269,437	185,790	522,944
Consumer non-real estate and other	125	197	991	682	430	—	21	401	2,847
Total loans	$89,846	$38,826	$637,025	$192,418	$474,135	$98,720	$270,696	$199,303	$2,000,969
Asset Quality
The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions.
A loan is placed on non-accrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management’s best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection.
The Company’s asset quality remained stable through the second quarter of 2023. The Company’s non-performing assets, which includes non-performing loans consisting of non-accrual loans, loans that are more than 90 days past due and still accruing, and other real estate owned as of June 30, 2023, totaled $2.9 million.

The following table summarizes the Company’s non-performing assets as of June 30, 2023, and December 31, 2022 (in thousands):

	June 30, 2023	December 31, 2022
Non-accrual loans	$2,923	$5,497
90 days past due and still accruing	—	—
Total non-performing loans	2,923	5,497

Other real estate owned	—	—

Total non-performing assets	$2,923	$5,497
Allowance for Credit Losses
Refer to the discussion in Note 1. Nature of Business Activities and Significant Accounting Policies in Notes to Consolidated Financial Statements for management’s approach to estimating the ACL.
The Company maintains the ACL at a level deemed adequate by management for expected credit losses. As disclosed in Note 1 and Note 4, on January 1, 2023, the Company implemented CECL and increased the ACL, previously the allowance for credit losses, with a cumulative-effect adjustment to the ACL for credit losses of $4.4 million, which included a cumulative-effect adjustment to the ACL for off-balance sheet exposures of $274.8 thousand. The Company’s ACL is calculated quarterly with any adjustment recorded to the provision for credit losses in the consolidated Statement of Income. Management evaluates the adequacy of the ACL utilizing a defined methodology to determine if it properly addresses the current and expected risks in the loan portfolio, which considers the performance of borrowers and specific evaluation of individually evaluated loans, including historical loss experiences, trends in delinquencies, non-performing loans and other risk assets, and qualitative factors. Risk factors are continuously reviewed and adjusted, as needed, by management when conditions support a change. Management believes its approach properly addresses relevant accounting and bank regulatory guidance for loans both collectively and individually evaluated.
Gross charged-off loans were $104.0 thousand and $3.3 million for the three months ended June 30, 2023, and June 30, 2022, respectively, and $121.0 thousand and $3.4 million for the six months ended June 30, 2023, and June 30, 2022, respectively. Gross recoveries totaled $9.0 thousand and $127.0 thousand for the three months ended June 30, 2023, and June 30, 2022, respectively, and $43.0 thousand and $186.0 thousand for the six months ended June 30, 2023, and June 30, 2022, respectively. The ACL as a percentage of gross loans, net of unearned income, was 1.30% and 1.34% as of June 30, 2023, and June 30, 2022, respectively.
The Company recorded a provision of $310.0 thousand and a provision recapture of $2.5 million for the three months ended June 30, 2023, and June 30, 2022, respectively, and a provision of $833.0 thousand and a provision recapture of $5.2 million for the six months ended June 30, 2023, and June 30, 2022, respectively. The provision recapture was as a result of removing COVID-19 qualitative factors and the sale of a non-performing loan note.

The following table summarizes the changes in the Company’s credit loss experience by portfolio as of the three and six months ended June 30, 2023, and 2022 (dollars in thousands):

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Loans outstanding at end of period	$2,000,969	$1,748,508	$2,000,969	$1,748,508
Balance of allowance at beginning of period	(25,704)	(29,061)	(21,039)	(31,709)
Impact of the adoption of CECL	—		(4,125)	—
Loans charged-off:
Commercial real estate	—	3,261	—	3,282
Owner-occupied commercial real estate	—	—	—	—
Acquisition, construction & development	—	—	—	—
Commercial & industrial	29	—	29	20
Residential	—	—	—	—
Consumer non-real estate and other	75	27	92	55
Total loans charged-off	104	3,288	121	3,357
Recoveries of loans charged-off:
Commercial real estate	(3)	(4)	(31)	(7)
Owner-occupied commercial real estate	—	—	—	—
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Residential	(3)	(117)	(6)	(164)
Consumer non-real estate and other	(3)	(6)	(6)	(15)
Total recoveries of loans charged-off	(9)	(127)	(43)	(186)
Net loan charge-offs (recoveries)	95	3,161	78	3,171
Provision for (recapture of) credit losses for the period	310	(2,538)	833	(5,176)
Ending allowance	$(25,919)	$(23,362)	$(25,919)	$(23,362)

Average loans outstanding during the period	$2,002,482	$1,754,723	$1,961,309	$1,755,586
Allowance coverage ratio(1)	1.30%	1.34%	1.30%	1.34%
Net charge-offs to average outstanding loans during the period(2)	0.00	0.18	0.00	0.18
Allowance for credit losses as a percentage of non-performing loans(3)	886.73	91.49	886.73	91.49
__________________
(1)The allowance coverage ratio is calculated by dividing the ACL at the end of the period by gross loans, net of unearned income at the end of the period.
(2)The Net charge-offs to average outstanding loans during the period is calculated by dividing total net loan charge-offs (recoveries) during the year by average gross loans outstanding during the year.
(3)The Allowance for credit losses as a percentage of non-performing loans ratio is calculated by dividing the ACL at the end of the period by non-accrual loans at the end of the period.

The following table summarizes the ACL and the allowance for credit losses by portfolio with a comparison of the percentage composition in relation to total ACL and allowance for credit losses and total loans as of June 30, 2023, and December 31, 2022 (dollars in thousands).

	June 30, 2023
	Allowance for credit losses	Percent of Allowance in Each Category to Total Allocated ACL	Percent of Loans in Each Category to Total Loans
Commercial real estate	$18,639	71.91%	59.91%
Owner-occupied commercial real estate	719	2.77	6.22
Acquisition, construction & development	1,319	5.09	4.63
Commercial & industrial	612	2.36	2.96
Residential	4,520	17.44	26.13
Consumer non-real estate and other	110	0.42	0.14
Total	$25,919	100.00%	100.00%

	December 31, 2022
	Allowance for credit losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$15,477	73.56%	58.78%
Owner-occupied commercial real estate	635	3.02	6.74
Acquisition, construction & development	2,082	9.90	5.00
Commercial & industrial	438	2.08	2.84
Residential	2,379	11.31	26.46
Consumer non-real estate and other	28	0.13	0.18
Total	$21,039	100.00%	100.00%
Derivative Financial Instruments
The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company recognizes derivative financial instruments at fair value as either other assets or other liabilities on the Consolidated Balance Sheets. The Company’s use of derivative financial instruments are described more fully in Note 9 — Derivatives in Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit, and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and/or use these commitments. See Note 10 — Commitments and Contingencies in Notes to Consolidated Financial Statements for a discussion of credit extension commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Funding Activities
The Company’s funding activities are monitored and governed through the Company’s asset/liability management process. Deposits are the primary source of funds for lending and investing activities; however, the Company will use borrowings to meet liquidity needs and for temporary funding. Sources of borrowings include advances from the

FHLB of Atlanta, borrowings from correspondent banks, and the Fed Discount Window. The Company also utilizes brokered time deposits. For more discussion of brokered time deposits, see the Deposits heading below this section.
As of June 30, 2023, the Company has available unused borrowing capacity of $959.0 million through its available lines of credit with the FHLB of Atlanta and unsecured federal fund lines of credit from correspondent banking relationships. Advances on credit lines are secured by both securities and loans.
The following table shows certain information regarding borrowings as of the three months ended June 30, 2023, and December 31, 2022, respectively (dollars in thousands):

	June 30, 2023	December 31, 2022
Balance at end of period	$249,000	$343,100
Weighted average interest rate at end of period	4.62%	4.42%
Deposits
Total deposits increased by $84.9 million from December 31, 2022, to June 30, 2023, due to an increase in the balance of brokered time deposits. The Company issued brokered time deposits that amounted to $389.1 million as of June 30, 2023, and $100.3 million at December 31, 2022, which are included in the table below. The following table sets forth the balance of each category of deposits as of the dates indicated (in thousands):

	June 30, 2023	December 31, 2022
	Balance	Balance
Demand, non-interest-bearing	$876,396	$960,692
Demand, interest-bearing	525,155	616,665
Money market and savings	969,668	1,044,152
Time deposits, other	634,044	298,891
Total interest-bearing	2,128,867	1,959,708
Total deposits	$3,005,263	$2,920,400
The Company continues to seek organic growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy. Management evaluates its utilization of brokered deposits, taking into consideration the interest rate curve and regulatory views on non-core funding sources, and balances this funding source with its funding needs based on growth initiatives.
The Company has deposits that meet or exceed the FDIC insurance limit of $250,000 in the amounts of $681.9 million and $843.4 million at June 30, 2023, and December 31, 2022, respectively.
The following table sets forth maturity ranges of time deposits as of June 30, 2023, that meet or exceed the FDIC insurance limit (in thousands).

June 30, 2023
Due within 3 months or less	$6,409
Due after 3 months and within 6 months	11,070
Due after 6 months and within 12 months	27,333
Due after 12 months	3,641
Total uninsured, time deposits	$48,453
Shareholders’ Equity
Total shareholders’ equity at June 30, 2023, was $290.1 million, compared to $273.5 million at December 31, 2022. Shareholders’ equity increased by $16.6 million in part due to a decrease in unrealized losses in the AFS securities portfolio since December 31, 2022. Accumulated other comprehensive income increased $13.3 million from

December 31, 2022, to June 30, 2023, primarily as a result of a decrease in unrealized losses on AFS investment securities.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk
Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure, and on at least a quarterly basis, in conjunction with the Company’s Asset/Liability meetings, reports its findings to the ALCO and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions. Our profitability is affected by fluctuations in interest rates; a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on net interest income using several tools. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Recent Events in the Financial Services Industry.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
In addition, the Company’s Asset/Liability policy provides for a subcommittee of the ALCO, comprised of executive and senior management that, upon the determination that abnormal market risks are occurring or may be forthcoming, will convene with the responsibility of making all decisions related to mitigation of potential negative impacts to the Company. This subcommittee acts as a clearinghouse for information on Company earnings, credit risk, lending and deposit activities, and liquidity management necessary for internal communications, including to the Board, and external communications.
Interest Rate Sensitivity
Interest rate risk is the risk to earnings and fair value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve, where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).
The rates on some interest-bearing financial instruments may adjust promptly with changes in market rates, while others adjust only periodically or are fixed for a predefined term. Such instances can cause a mismatch between the sensitivity and behavior of financial assets and liabilities. Interest rate fluctuations and economic factors, coupled with repricing mismatches and embedded options inherent in these financial assets and liabilities, may impact the Company’s interest expense, interest income, and the value of certain financial assets and liabilities. Through the ALCO, we attempt to manage the balance sheet in a manner that increases the benefit or reduces the negative impacts from such events.
The overall impact of changes in interest rates, including, but not limited to, the impact to our net interest income and to our securities portfolio, can be enhanced or diluted depending on the variability of interest rates. From time to time, the Company may hedge its interest rate risk position, which can impact earnings. We generally do not hedge all of our interest rate risk, nor can we guarantee that any attempts to do so will be successful. See Note 9 - Derivatives in Notes to Consolidated Financial Statements for a discussion of our hedging activity.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The ALCO, using policies and procedures approved by the Company’s Board, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms, and through wholesale funding. Wholesale funding consists of, but is not limited to, borrowings with the FHLB, federal funds purchased, and brokered time deposits.
The Company uses several tools to manage its interest rate risk, including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios, and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies, and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process, which is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock”, in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months. This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months.

	As of June 30, 2023	As of December 31, 2022
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income	Percentage Change in Net Interest Income
300	(1.3)%	(9.2)%
200	(1.1)	(6.2)
100	(0.4)	(3.0)
(100)	(2.3)	(2.0)
(200)	(4.1)	(5.8)
Economic Value of Equity Analysis (“EVE”). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities, assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at June 30, 2023, and December 31, 2022.

	As of June 30, 2023	As of December 31, 2022
Change in Interest Rates (in Basis Points)	Percentage Change in EVE	Percentage Change in EVE
300	(14.8)%	(15.8)%
200	(10.3)	(10.5)
100	(4.6)	(4.7)
(100)	2.0	0.1
(200)	1.3	(3.2)

Item 4.         Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of June 30, 2023. Based on their evaluation of the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and regulations are designed and operating in an effective manner.
There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information
Item 1.        Legal Proceedings
Legal Proceedings
In the ordinary course of our operations, and from time-to-time, the Company and its subsidiary are parties to various legal claims, lawsuits and proceedings incidental to the ordinary nature of the Company’s business. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management’s knowledge, threatened against us. Although the ultimate outcome of any pending legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company’s business, including its consolidated financial position, results of operations, or cash flows, or otherwise require disclosure under the federal securities laws.
Item 1A.    Risk Factors
There have been no material changes in the risk factors that were disclosed in Item 1A, under the caption “Risk Factors” in our Registration Statement.
Item 2.        Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3.        Defaults Upon Senior Securities
None.
Item 4.        Mine Safety Disclosures
Not Applicable.
Item 5.        Other Information
(c) Insider Trading Arrangements
During the three months ended June 30, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

Item 6.         Exhibits

Exhibit No.	Description
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: August 11, 2023

Burke & Herbert Financial Services Corp.

By:	/s/ David P. Boyle
Name:	David P. Boyle
Title:	President & Chief Executive Officer

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, Chief Financial Officer

ANNEX G
Burke & Herbert’s Current Reports on Forms 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
April 25, 2023
Date of Report (date of earliest event reported)

Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	001-41633 (Commission File Number)	92-0289417 (I.R.S. Employer Identification Number)
100 S. Fairfax Street Alexandria, VA 22314
(Address of principal executive offices and zip code)
(703) 549-2304
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.50	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 - Other Events
Burke & Herbert Financial Services Corp. (the “Registrant”) filed a Registration Statement on Form 10 with the Securities and Exchange Commission (the “Commission”) and an application with The Nasdaq Stock Market LLC (“Nasdaq”) to register its common stock with the Commission and list its securities on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Section 12(d) of the Exchange Act, on April 21, 2023 the authorities of the exchange certified to the Commission that they had approved the class of securities for listing and registration. On April 21, 2023, the Commission ordered that the registration on the Nasdaq Stock Market become effective immediately. On April 26, 2023, the Registrant’s common stock will commence trading on the Nasdaq Capital Market under the symbol “BHRB.” For additional information, reference is made to the Registrant's press release, dated April 25, 2023, which is filed as an Exhibit 99.1 to this report and incorporated by reference herein.
Item 9.01 - Financial Statements and Exhibits
(d): The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated April 25, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of April, 2023.

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, CFO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
August 24, 2023
Date of Report (date of earliest event reported)

Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	001-41633 (Commission File Number)	92-0289417 (I.R.S. Employer Identification Number)
100 S. Fairfax Street Alexandria, VA 22314
(Address of principal executive offices and zip code)
(703) 666-3555
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $.50	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 - Other Events
On August 24, 2023, Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”) issued a joint press release announcing the execution of the Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF pursuant to which, upon the terms and subject to the conditions set forth therein, SMMF will merge with and into BHRB, with BHRB continuing as the surviving entity (the “Merger”). A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
In addition, BHRB and SMMF provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01 - Financial Statements and Exhibits
(a) Financial statements of businesses acquired. None.
(b) Pro forma financial information. None.
(c) Shell company transactions. None.
(d) The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Joint Press Release, dated August 24, 2023
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
Forward-Looking Statements
This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”) regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.
Additionally, forward-looking statements speak only as of the date they are made; BHRB and SMMF do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of BHRB and SMMF. Such statements are based upon the current beliefs and expectations of the management of BHRB and SMMF and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive Agreement and Plan of Reorganization by and between BHRB and SMMF; the outcome of any legal proceedings that may be instituted against BHRB or SMMF; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of BHRB and SMMF to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BHRB and SMMF do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate SMMF’s operations and those of BHRB; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; BHRB’s and SMMF’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by BHRB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of BHRB and SMMF to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of BHRB and SMMF; on; and the other factors discussed in the “Risk Factors” section of BHRB’s Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and SMMF’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of BHRB’s and SMMF’s Quarterly Reports on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports BHRB and SMMF file with the SEC.
Additional Information and Where to Find It
In connection with the proposed transaction, BHRB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of BHRB and SMMF, which also constitutes a prospectus of BHRB, that will be sent to shareholders of BHRB and shareholders of SMMF seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BHRB AND SMMF AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BHRB, SMMF AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about BHRB and SMMF, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by BHRB will be made available free of charge in the “Investor Relations” section of BHRB’s website, www.burkeandherbertbank.com. Copies of documents filed with the SEC by SMMF will be made available free of charge in the “News” section of SMMF’s website, www.summitfgi.com, under the heading “News and Filings.”

Participants in Solicitation
BHRB, SMMF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding BHRB’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding SMMF’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by SMMF with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 24th day of August, 2023.

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, CFO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
August 24, 2023
Date of Report (date of earliest event reported)

Burke & Herbert Financial Services Corp.

Virginia (State or other jurisdiction of incorporation or organization)	001-41633 (Commission File Number)	92-0289417 (I.R.S. Employer Identification Number)
100 S. Fairfax Street Alexandria, VA 22314
(Address of principal executive offices and zip code)
(703) 666-3555
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $.50	BHRB	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 - Entry into a Material Definitive Agreement
On August 24, 2023, Burke & Herbert Financial Services Corp., a Virginia corporation (“BHRB”), and Summit Financial Group, Inc., a West Virginia corporation (“SMMF”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SMMF will merge with and into BHRB, with BHRB as the surviving corporation (the “Merger”). The Merger Agreement further provides that immediately following the Merger, Summit Community Bank, Inc., a West Virginia chartered bank and a wholly-owned subsidiary of SMMF (“SCB”), will merge with and into Burke & Herbert Bank & Trust Company, a Virginia chartered bank and a wholly-owned Subsidiary of BHRB (“B&H Bank”), with B&H Bank as the surviving bank (the “Subsidiary Merger” and, together with the Merger, the “Transaction”). The Merger Agreement was unanimously approved by the board of directors of each of BHRB and SMMF on August 24, 2023.
Merger Consideration
Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive 0.5043 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”). Holders of SMMF Common Stock will receive cash in lieu of fractional shares.
Furthermore, each share of 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of SMMF (the “SMMF Series 2021 Preferred Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive a share of a newly created series of preferred stock of BHRB having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less or more favorable to the holders of the SMMF Series 2021 Preferred Stock.
The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.
Treatment of SMMF Equity-Based Awards
Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time:
•each stock appreciation right under an equity compensation plan of SMMF and that may be settled in SMMF Common Stock (a “SMMF SAR”) shall be converted into a stock appreciation right (each, a “Replacement SAR”) in respect of shares of BHRB Common Stock on the same terms and conditions as were applicable under such SMMF SAR, with the number of shares of BHRB Common Stock and base price of BHRB Common Stock underlying such Replacement SAR adjusted based on the Exchange Ratio; and
•each outstanding restricted stock unit award granted under an equity compensation plan of SMMF (a “SMMF RSU Award”) shall be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of BHRB Common Stock on the same terms and conditions as were applicable under such SMMF RSU Award, with the number of shares of BHRB Common Stock underlying such Replacement RSU adjusted based on the Exchange Ratio.
Certain Governance Matters
The Merger Agreement provides that, prior to the Effective Time, BHRB and B&H Bank will each adopt certain amendments to its bylaws regarding governance matters. At the Effective Time, the continuing corporation will have 16 directors, of which eight will be directors of BHRB immediately prior to the Effective Time (the “BHRB Continuing Directors”) and eight will be directors of SMMF immediately prior to the Effective Time (the “SMMF Continuing Directors”). At the first two annual meetings of shareholders following the Effective Time, the continuing corporation will nominate and recommend each BHRB Continuing Director and each SMMF Continuing Director for reelection to the board of directors, and the continuing corporation's proxy materials with respect to such annual meeting shall include the recommendation of the board of directors that its shareholders vote to reelect each BHRB Continuing Director and each SMMF Continuing Director to the board of directors. For two years from the Effective Time, any vacancies in BHRB Continuing Directors will be filled by an individual whose nomination or appointment (as applicable) is approved by the remaining BHRB Continuing Directors and any vacancies in SMMF Continuing Directors will be filled by an individual whose nomination or appointment (as applicable) is approved by the remaining SMMF Continuing Directors. The amendments to the B&H Bank bylaws will have substantially similar effect with respect to the continuing bank board of directors as the amendments to the BHRB bylaws.
In addition, as of the Effective Time, the Merger Agreement provides that:
•David P. Boyle, the current Chair of the Board of Directors and President and Chief Executive Officer of BHRB, shall be appointed to serve as Chair of the Board of Directors and Chief Executive Officer of the continuing corporation and as Chief Executive Officer of the continuing bank;
•Oscar M. Bean, the current Chair of the Board of Directors of SMMF, shall be appointed to serve as a Vice Chair of the Board of Directors of the continuing corporation;
•H. Charles Maddy, III, the current President and Chief Executive Officer of SMMF, shall be appointed to serve as President of the continuing corporation and the continuing bank;
•Roy E. Halyama, the current Executive Vice President and Chief Financial Officer of BHRB and B&H Bank, shall be appointed to serve as Executive Vice President and Chief Financial Officer of the continuing corporation and the continuing bank;
•Robert S. Tissue, the current Executive Vice President and Chief Financial Officer of SMMF and SCB, shall be appointed to serve as Executive Vice President of Financial Strategy of the continuing corporation and the continuing bank; and
•E. Hunt Burke shall be appointed to serve as Chair of the Board of Directors of the continuing bank.
The Merger Agreement provides that, following the Transaction, the headquarters of the continuing corporation and the continuing bank will remain in Alexandria, Virginia and the name of the continuing corporation and the continuing bank will remain Burke & Herbert Financial Services Corp. and Burke & Herbert Bank & Trust Company, respectively.
In connection with the Merger Agreement, BHRB and B&H Bank have entered into employment agreements with Charles Maddy, III, the current President and Chief Executive Officer of SMMF; Robert S. Tissue, the current Executive Vice President and Chief Financial Officer of SMMF and SCB; and Bradford E. Ritchie, the current President of SCB. The employment agreements become effective contingent upon the completion of the Transaction.
Certain Other Terms and Conditions of the Merger Agreement
The Merger Agreement contains customary representations and warranties from both BHRB and SMMF, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of each of BHRB and SMMF to call a meeting of its respective shareholders to approve the Merger Agreement and, subject to certain exceptions, the obligation of each board of directors to recommend that its shareholders approve the Merger Agreement, and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals. BHRB and SMMF have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.
The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the shareholders of each of BHRB and SMMF, (ii)  authorization for listing on Nasdaq of the shares of BHRB Common Stock to be issued in the Merger, (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit

Insurance Corporation, the Virginia Bureau of Financial Institutions and the West Virginia Department of Financial Institutions, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Subsidiary Merger, (v) effectiveness of the registration statement on Form S-4 for the BHRB Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Subsidiary Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Subsidiary Merger, or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
The Merger Agreement provides certain termination rights for both BHRB and SMMF and further provides that a termination fee of $14,860,000 will be payable by either BHRB or SMMF, as applicable, upon termination of the Merger Agreement under certain circumstances.
The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and, may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding BHRB or SMMF, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BHRB, SMMF, their respective affiliates or their respective businesses, the Merger Agreement, the Merger, and the Subsidiary Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of BHRB and SMMF and a prospectus of BHRB, and as may be amended from time-to-time, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of BHRB and SMMF makes with the Securities and Exchange Commission (“SEC”).
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.
Affiliate Agreements
Simultaneously with the execution of the Merger Agreement, BHRB entered into an affiliate agreement (a “SMMF Affiliate Agreement”) with each of the directors on the board of SMMF. Each SMMF director, as a shareholder party to a SMMF Affiliate Agreement, has agreed, among other things, to vote shares of SMMF Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of SMMF in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The SMMF Affiliate Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.
Furthermore, simultaneously with the execution of the Merger Agreement, SMMF entered into an affiliate agreement (a “BHRB Affiliate Agreement”) with each of the directors on the board of BHRB. Each BHRB director, as a shareholder party to a BHRB Affiliate Agreement, has agreed, among other things, to vote shares of BHRB Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of BHRB in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The BHRB Affiliate Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.
The foregoing description of the SMMF Affiliate Agreements and BHRB Affiliate Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the SMMF Affiliate Agreements and BHRB Affiliate Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.
Item 7.01 - Regulation FD Disclosure
In connection with the announcement of the Merger Agreement, BHRB and SMMF intend to provide supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
The information in this Item 7.01 and Exhibit 99.4 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth in such filing.
Item 8.01 - Other Events
On August 24, 2023, BHRB and SMMF issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.4 hereto and is incorporated herein by reference.
Item 9.01 - Financial Statements and Exhibits
(a) Financial statements of businesses acquired. None.
(b) Pro forma financial information. None.
(c) Shell company transactions. None.

(d) The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 24, 2023, by and between Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc.*
99.1	Form of SMMF Affiliate Agreement, dated as of August 24, 2023, by and among Burke & Herbert Financial Services Corp. and certain shareholders of Summit Financial Group, Inc.
99.2	Form of BHRB Affiliate Agreement, dated as of August 24, 2023, by and among Summit Financial Group, Inc. and certain shareholders of Burke & Herbert Financial Services Corp.
99.3	Investor Presentation (incorporated by reference to Exhibit 99.2 of BHRB's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2023)
99.4	Joint Press Release, dated August 24, 2023 (incorporated by reference to Exhibit 99.1 of BHRB's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2023)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
________________
*The schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Burke & Herbert Financial Services Corp. agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.
Forward-Looking Statements
This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”) regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.
Additionally, forward-looking statements speak only as of the date they are made; BHRB and SMMF do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of BHRB and SMMF. Such statements are based upon the current beliefs and expectations of the management of BHRB and SMMF and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive Merger Agreement between BHRB and SMMF; the outcome of any legal proceedings that may be instituted against BHRB or SMMF; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of BHRB and SMMF to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BHRB and SMMF do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate SMMF’s operations and those of BHRB; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; BHRB’s and SMMF’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by BHRB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of BHRB and SMMF to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of BHRB and SMMF; on; and the other factors discussed in the “Risk Factors” section of BHRB’s Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and SMMF’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of BHRB’s and SMMF’s Quarterly Reports on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports BHRB and SMMF file with the SEC.
Additional Information and Where to Find It
In connection with the proposed transaction, BHRB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of BHRB and SMMF, which also constitutes a prospectus of BHRB, that will be sent to shareholders of BHRB and shareholders of SMMF seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BHRB AND SMMF AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BHRB, SMMF AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about BHRB and SMMF, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by BHRB will be made available free of charge in the “Investor Relations” section of BHRB’s website, www.burkeandherbertbank.com. Copies of documents filed with the SEC by SMMF will be made available free of charge in the “News” section of SMMF’s website, www.summitfgi.com, under the heading “News and Filings.”
Participants in Solicitation
BHRB, SMMF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding BHRB’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding SMMF’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by SMMF with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 25th day of August, 2023.

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, CFO

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
Burke & Herbert’s articles of incorporation provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of Burke & Herbert will not be liable to Burke & Herbert or its shareholders for monetary damages. The VSCA provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders, may be eliminated, except that the liability of a director or officer may not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any state or federal securities law, including any claim of unlawful insider trading or manipulation of the market for any security.
Burke & Herbert’s articles of incorporation provide that Burke & Herbert shall indemnify a director or officer of Burke & Herbert who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or was serving at the request of Burke & Herbert as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and the board of Burke & Herbert may contract in advance to indemnify any director or officer. The VSCA provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The VSCA further provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself or herself in good faith; (ii) he or she believed (a) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation and (b) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful; provided, however, no indemnification may be made if: (x) the proceeding was by or in the right of the corporation and the director is adjudged liable to the corporation; or (y) in any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director is adjudged liable to the corporation for the receipt of an improper personal benefit. The board may also indemnify an employee or agent of Burke & Herbert who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of Burke & Herbert.
These provisions do not limit or eliminate the rights of Burke & Herbert or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. Furthermore, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
Burke & Herbert has limited its exposure to liability for indemnification of directors and officers by purchasing director’s and officer’s liability insurance coverage. The rights of indemnification provided in Burke & Herbert’s articles of incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21. Exhibits and Financial Statement Schedules
(a)    The following exhibits are filled herewith or incorporated herein by reference:

Exhibit No.	Description

2.1
Agreement and Plan of Reorganization between Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc., dated as of August 24, 2023 (attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Articles of Incorporation of Burke & Herbert Financial Services Corp., incorporated by reference to Exhibit 3.1 to the Form 10 Registration Statement, filed February 28, 2023

3.2	Articles of Amendment to the Articles of Incorporation of Burke & Herbert Financial Services Corp., incorporated by reference to Exhibit 3.2 to the Form 10 Registration Statement, filed April 3, 2023

3.3	Bylaws of Burke & Herbert Financial Services Corp., incorporated by reference to Exhibit 3.2 to the Form 10 Registration Statement, filed February 28, 2023

4.1	Specimen stock certificate, incorporated by reference to Exhibit 4.1 to the Form 10 Registration Statement, filed April 3, 2023

5.1*	Opinion of Troutman Pepper Hamilton Sanders LLP as to validity of the securities being registered

8.1	Opinion of Troutman Pepper Hamilton Sanders LLP regarding certain U.S. federal income tax consequences of the merger

8.2	Opinion of Bowles Rice LLP regarding certain U.S. federal income tax consequences of the merger

10.1	2019 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10 Registration Statement, filed February 28, 2023

10.2	2019 Stock Incentive Plan as Amended October 27, 2022, incorporated by reference to Exhibit 10.2 to the Form 10 Registration Statement, filed February 28, 2023

10.3	2021 Amended & Restated Nonqualified Deferred Compensation Plan for Employees & Directors, incorporated by reference to Exhibit 10.3 to the Form 10 Registration Statement, filed February 28, 2023

10.4
Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle, incorporated by reference to Exhibit 10.4 to the Form 10 Registration Statement, filed February 28, 2023

10.5
First Amendment to Employment Agreement, dated as of October 27, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle, incorporated by reference to Exhibit 10.5 to the Form 10 Registration Statement, filed February 28, 2023

10.6
Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama, incorporated by reference to Exhibit 10.6 to the Form 10 Registration Statement, filed February 28, 2023

10.7
First Amendment to Employment Agreement, dated as of October 27, 2022, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama, incorporated by reference to Exhibit 10.7 to the Form 10 Registration Statement, filed February 28, 2023

10.8
Change in Control Agreement, dated as of June 16th 2014, by and among Burke & Herbert Bank & Trust and Jeffrey A. Welch, incorporated by reference to Exhibit 10.8 to the Form 10 Registration Statement, filed February 28, 2023

10.9
Burke & Herbert Bank & Trust Supplemental Executive Retirement Plan, effective January 23, 2014, incorporated by reference to Exhibit 10.9 to the Form 10 Registration Statement, filed February 28, 2023

21	Subsidiaries of Burke & Herbert Financial Services Corp., incorporated by reference to Exhibit 21.1 to the Form 10 Registration Statement, filed February 28, 2023

23.1*	Consent of Crowe LLP.

23.2*	Consent of Yount, Hyde & Barbour, P.C. (for Burke & Herbert)

23.3*	Consent of Yount, Hyde & Barbour, P.C. (for Summit)

Exhibit No.	Description
23.4*	Consent of Troutman Pepper Hamilton Sanders LLP (included as part of its opinion filed as Exhibit 5.1)

23.5	Consent of Troutman Pepper Hamilton Sanders LLP (included as part of its opinion filed as Exhibit 8.1)

23.6	Consent of Bowles Rice LLP (included as part of its opinion filed as Exhibit 8.2)

24.1*	Powers of Attorneys of directors and officers of Burke & Herbert Financial Services Corp. (included on signature page to this registration statement on Form S-4)

99.1	Form of Proxy of Burke & Herbert Financial Services Corp.

99.2	Form of Proxy of Summit Financial Group, Inc.

99.3*	Consent of Keefe, Bruyette & Woods, Inc.

99.4*	Consent of D.A. Davidson & Co.

99.5*	Consent of H. Charles Maddy, III

99.6*	Consent of Oscar M. Bean

99.7*	Consent of James P. Geary, II

99.8*	Consent of Georgette R. George

99.9*	Consent of Gary L. Hinkle

99.10*	Consent of Jason A. Kitzmiller

99.11*	Consent of Charles S. Piccirillo

99.12*	Consent of Jill S. Upson

107*	Filing Fee Table
__________________
*previously filed
Item 22. Undertakings
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i.)to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii.)to reflect in the prospectus any facts or events arising after the
(iii.)effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and
(iv.)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)That every prospectus (i) that is filed pursuant to the paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(9)To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(10)Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on the 12th day of October, 2023.

Burke & Herbert Financial Services Corp.

By:	/s/ David P. Boyle
David P. Boyle President and Chief Executive Officer (Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of October, 2023.

Signatures	Title

/s/ David P. Boyle	Chair, President and Chief Executive Officer (Principal Executive Officer)
David P. Boyle

/s/ Roy E. Halyama	Chief Financial Officer (Principal Financial Officer)
Roy E. Halyama

*	Principal Accounting Officer
Kirtan Parikh

*	Director
Mark G. Anderson

*	Director
Julian F. Barnwell

*	Director
Katherine D. Bonnafé

*	Director
E. Hunt Burke

*	Director
James M. Burke

*	Director
Nicolas Carosi III

*	Vice Chair
S. Laing Hinson

*	Director
Michael D. Lubeley

*	Director
Shawn P. McLaughlin

*	Director
Jose D. Riojas
* By: /s/ Roy E. Halyama
Roy E. Halyama
Attorney-in-Fact
October 12, 2023